

Weaving It All Together

American International Group, Inc.
2023 Annual Report

Our Purpose is to discover new potential by reimagining what AIG can do for you.

Our Values and how we bring them to life:

- **TAKE OWNERSHIP**
  - We set clear **expectations**
  - We are **proactive**
  - We are **accountable**

- **SET THE STANDARD**
  - We **deliver quality**—always
  - We are **client-centric**
  - We **lead** the industry

- **WIN TOGETHER**
  - We are **stronger together**
  - We are **aligned**
  - We are **one team**

- **BE AN ALLY**
  - We strive for **inclusion**
  - We **listen** and **learn**
  - We **speak** with our **actions**

- **DO WHAT'S RIGHT**
  - We act with **integrity**
  - We **lead** by example
  - We **lift up** our **communities**

~28-point underwriting profitability improvement and ~$8B underwriting income increase over seven years



Combined Ratio

118.9

96.0*

2016

90.6

87.7*

2023

~28 points
improvement

Approaching Corebridge deconsolidation with 52% remaining stake at year-end

Corebridge Separation Actions



Blackstone Investment 2021

Initial Public Offering September 2022

Three Secondary Public Offerings and Buybacks 2023

$2.9B
cash proceeds from
Secondary Public Offerings

$1.4B capital to AIG
from Corebridge dividends and
share repurchases in 2023

Balanced capital management supported financial strength, growth and shareholder capital return

Common Shares Outstanding
(millions, at year end)



6%
reduction from
$3B of repurchases

900
800
700
600
500

2021   2022   2023

12.5% increase to quarterly
common stock dividend

*This is a non-GAAP financial measure. The definition and reconciliation of accident year combined ratio, as adjusted, to the most comparable GAAP measure are on pages 288 and 289 of this Annual Report and page 68 of the 2023 Form 10-K.

Dear AIG Shareholder:

2023 was a year of exceptional achievement for AIG. In this letter to our shareholders, I am very pleased to share the continued progress that AIG has made on our strategic repositioning as well as our operational capabilities, along with our financial results, all of which were outstanding.

Last year was a continuation of our multi-year journey to become a top-performing global insurance company wherein we accelerated our progress on a number of important initiatives while simultaneously driving improved underwriting profitability, strengthening our balance sheet and returning capital to shareholders.

As a result of all that we accomplished in 2023, we finished the year with very strong parent liquidity of $7.6 billion. We have maintained significant financial flexibility, continued to execute on our capital management strategy, reduced debt by $1.4 billion and returned approximately $4 billion to AIG shareholders through $3 billion of common stock repurchases and $1 billion of dividends, including a 12.5% increase in the common stock dividend in the second quarter of 2023. Last year, we reduced our common shares outstanding by 6%, and by 16% since year-end 2021, during which time we also reduced the financial debt and hybrids on AIG's balance sheet, excluding Corebridge Financial, Inc., by over 50% or over $11 billion. Our insurance company subsidiaries remain strongly capitalized in order to continue supporting organic growth where opportunities exist.

We entered 2024 with strong momentum, investing in both our colleagues, who are our greatest asset, and our businesses for sustainable profitable growth, while also positioning AIG to further sell down our ownership position of Corebridge, and we will continue to execute on our balanced capital management strategy. We have introduced **AIG *Next***, our future state operating structure that will create value by weaving together a leaner, more unified company.

2023 Highlights

In many ways, 2023 was our best year yet. The tremendous progress we have made enabled us to build on the foundational capabilities that we cultivated over the last several years, and as a result, we continue to deliver sustained and improved performance.



PETER ZAFFINO

Chairman & Chief Executive Officer
American International Group, Inc. (AIG)

AIG is now recognized as a leading global insurer in an environment of increasing global complexity, socio-political disruption and escalating risk.

In 2023, we delivered exceptional underwriting profitability and our best underwriting performance in recent times. We surpassed our 2022 results with underwriting income increasing 15% year-over-year to $2.3 billion and our full-year 2023 combined ratio improving 130 basis points year-over-year to 90.6%. The strength of our performance can be seen in our bottom-line results, with net income of $3.9 billion, or $4.98 per diluted share, and adjusted after-tax income* of $4.9 billion, or $6.79 per diluted share, up 33%, which drove our 2023 Return on Common Equity to 8.6% and Adjusted Return on Common Equity (Adjusted ROCE)* to 9.0%, an increase of nearly 200 basis points year-over-year as we approach our 10%+ Adjusted ROCE* target.

Our General Insurance results were driven by continued strong underwriting, with high client retention and new business, as well as risk-adjusted rate increases above loss cost trends across our portfolio. In 2023, Global Commercial Lines had substantial renewal retention of 88% in its in-force portfolio, as well as very strong new

business performance. Having worked to reposition the business over the last several years, Global Commercial is now one of the most respected portfolios in the industry.

The significant benefit of our disciplined deployment of our risk framework could be seen across our businesses. To highlight a few, Lexington and Global Specialty delivered outstanding performance in 2023, as we remained very focused on investing to accelerate their growth and continue to deliver strong underwriting profitability. Lexington grew its net premiums written** by 17% year-over-year.



15% underwriting income increase
2022-2023

$1B improvement in 2021 and 2022
compared to prior year

"In many ways, 2023 was our best year yet. The tremendous progress we have made enabled us to build on the foundational capabilities that we cultivated over the last several years, and as a result, we continue to deliver sustained and improved performance. AIG is now recognized as a leading global insurer..."

Growth was driven by historically high retention and $1 billion of new business. Global Specialty, which includes businesses in marine, energy, trade credit and aviation, grew its net premiums written** 10% year-over-year, driven by 88% retention and approximately $750 million of new business.

Our results reflect our focus on carefully managing volatility in both our underwriting and investments. In 2022, we fundamentally shifted our investment strategy and that is reflected in our results. Our improved strategic asset allocation guidelines and a

higher interest rate environment resulted in returns increasing approximately 25% year-over-year.

Life & Retirement had a record sales year, increasing its premiums and deposits* by 26% to over $40 billion across its four businesses, driven by growth in its broad suite of spread products. In addition, it improved its adjusted pre-tax income* by 15% to $3.8 billion. This improvement was driven by earnings growth in Individual Retirement and Institutional Markets that benefited from growth in general account products and base spread expansion.

Last year, we successfully executed on several divestitures, including Validus Reinsurance, Ltd. (Validus Re) and Crop Risk Services, Inc. (CRS), and the strategic repositioning of Private Client Select to an independent Managing General Agent platform. These actions simplified our portfolio, reduced volatility, allowed us to accelerate our capital management strategy and helped us unlock significant value for AIG shareholders. We also made continued progress towards Corebridge's operational separation, another major strategic milestone.

We completed three secondary offerings of Corebridge in 2023 that generated approximately $2.9 billion in proceeds, and we worked with Corebridge on the divestiture of Laya Healthcare

SUSTAINABLE, PROFITABLE GROWTH IN GLOBAL COMMERCIAL LINES 2018-2023

$4.5B underwriting income improvement

$1.4T gross limits reduction



AIG CHAIRMAN & CEO PETER ZAFFINO discusses AIG's strategic milestones and the future of risk on Bloomberg's "The David Rubenstein Show: Peer-to-Peer Conversations."

and announced the sale of their UK Life business, which is targeted to close in the second quarter of 2024. Last year, AIG received $1.4 billion of capital from Corebridge through $385 million of regular dividends, $688 million of special dividends and $315 million of share repurchases. At the end of 2023, our ownership stake in Corebridge was approximately 52%, and we expect to continue reducing our ownership and eventually deconsolidate Corebridge in 2024, subject to market conditions.

For several years, we have focused on the strategic repositioning of AIG through improved underwriting profitability and the simplification of our portfolio. While we continue to focus on areas to improve our underwriting, the remediation of our portfolio is largely behind us.

Our Path to Industry Leadership

The remediation actions we have taken over the last several years were part of a complex series of carefully orchestrated strategic initiatives executed with tremendous discipline.

Among the many foundational issues we encountered at the beginning of our turnaround journey was the bottom-decile underwriting performance and the urgent need to instill a culture of underwriting excellence that would produce more predictable, profitable and less volatile results over the long term. Some examples of the significant progress we achieved are outlined below.

- We hired hundreds of experienced underwriters and claims experts to supplement our existing capabilities in order to reposition the global

portfolio, reducing gross limits by over $1.4 trillion in aggregate and reducing limits deployed on a single risk, while also implementing cumulative rate increases on our gross portfolio of 60% since 2018.

- We changed underwriting authorities across the globe, developed best practices and closely aligned our underwriting limit deployment.

- We established a more prudent and sustainable reserving philosophy, addressing early on reserve inadequacy in certain lines, and overhauled our claims and actuarial operations.

- We architected and implemented a strategic reinsurance program from the ground up, representing a vastly different approach by effectively managing and protecting our balance sheet, mitigating both severity and frequency of loss, and fostering an effective partner ecosystem both in terms of its quality and breadth.

The results have been truly remarkable. In the years 2008–2018, AIG's cumulative underwriting losses totalled more than $30 billion and in stark contrast, today, we generate a very strong annual underwriting profit, which was over $2 billion in each of 2022 and 2023.

"The results have been truly remarkable. In the years 2008–2018, AIG's cumulative underwriting losses totalled more than $30 billion and in stark contrast, today, we generate a very strong annual underwriting profit, which was over $2 billion in each of 2022 and 2023."

Since 2016, we have delivered an outstanding improvement on our full-year combined ratio of over 2,800 basis points. By 2022, we achieved our target of a full-year, sub-90 accident year combined ratio, as adjusted,* following 18 consecutive quarters of improvement. I am particularly proud of the sustainability of our improved results.

The extraordinary improvement in AIG's gross underwriting performance has enabled outstanding reinsurance outcomes, and this remains the case even in the current environment of heightened risk and reinsurers' increased discipline. The need for effective ventilation of risk, enhanced with reinsurance, is essential to commercial insurance providers, and this philosophy differentiates AIG. Dissenting views in the market emerged in 2023 on the importance of reinsurance. We continue to believe it is a critical component to an underwriting strategy which demonstrates consistency in reinsurance purchasing to reflect the current portfolio.

2023 TRANSACTIONS
Repositioning AIG's portfolio of businesses and separating a U.S.-focused Corebridge

JUNE
— Corebridge Secondary Public Offering
— Corebridge Special Dividend
— Corebridge Share Repurchase from AIG

JULY
— AIG Sale of Crop Risk Services
— AIG Formation of Private Client Select MGA Partnership

AUGUST
— AIG Quarterly Common Stock Dividend Increase

SEPTEMBER
— Corebridge Agreement to Sell UK Life Business



2023 AIG WOMEN'S OPEN WINNER LILIA VU celebrates her championship victory.

We balance disciplined underwriting aligned to the evolving market with the strategic use of reinsurance to mitigate unpredictable outcomes. 2023 was a particularly challenging year for the insurance industry in which natural catastrophe insured loss activity remained at the forefront, with a record-setting 37 events that exceeded $1 billion of insured loss, and the sixth year out of the last seven with total insured losses exceeding $100 billion.***

Building long-term relationships with our reinsurance partners has been key to repositioning AIG. Insurers cannot reverse social and economic inflation. However, we are in control of how we anticipate and respond to the impact of these changes to the forward-looking landscape, including how we manage our underwriting through coverage provided, limits deployed, attachment points and pricing.

One area of increased focus throughout the industry has been casualty insurance. The heightened attention is driven by the increased impacts of rising economic and social inflation, litigation funding, mass tort events and other external forces that increase average severity trends through both legal costs and higher jury awards throughout the industry. Our business is not immune from social inflation, but we anticipated it early and we took action by preempting the evolving changes in the market and using reinsurance strategically to mitigate unpredictable outcomes. We are very pleased with our existing portfolio and we are well positioned to be able to prudently take advantage of opportunities that exist in the current marketplace.

OCTOBER

- Corebridge Sale of Laya Healthcare

NOVEMBER

- Corebridge Special Dividend
- AIG Sale of Validus Re
- Corebridge Secondary Public Offering

DECEMBER

- Corebridge Secondary Public Offering
- Corebridge Share Repurchase from AIG

AIG's global Casualty portfolio represents 14% of General Insurance net premiums written in 2023, with significant reduction in limits across our Casualty lines. In North America Casualty, our gross limit for our Excess Casualty portfolio, including lead umbrella, has decreased by over 50% since 2018 and our average limit size has also reduced by over 50%. Average lead attachment points, which protect us from frequency and lower severity losses, have more than doubled since 2018. We have been closely assessing loss trends in these lines for several years, before Casualty rates accelerated in 2023.

In addition to our underwriting improvement, our journey has entailed a substantial transformation of our operations, including investments in

foundational capabilities to modernize our infrastructure, improve end-to-end processes and capture and utilize data more effectively. We performed a significant amount of diligence in 2019 to design and launch an operational program, AIG 200, which we accelerated during the global pandemic. The complexity and scale of this undertaking was significant, but the results were meaningful — we substantially improved our company and we achieved $1 billion of cost savings.

Our improved performance and strategic initiatives have supported our substantial capital management accomplishments. From 2018 through 2023, AIG has completed over $40 billion of capital management actions, consisting of dividend payments, share repurchases and debt reduction.

In addition to returning capital to shareholders and reducing shares outstanding, we have focused methodically on both reducing debt load and debt leverage. Since year-end 2021, we have reduced AIG's outstanding debt by over 50%, or more than $11 billion.

We have reduced AIG's financial debt and hybrids from $23.1 billion at year-end 2018 to $10.3 billion at year-end 2023. Our total debt plus preferred to total capital ratio excluding accumulated other comprehensive income* improved by 4.5 points from 28.8% in 2018 to 24.3% in 2023. We expect further improvement towards our low 20% target range upon the deconsolidation of Corebridge.

AIG's insurance subsidiaries continue to have sufficient capacity to allow for growth where there is the greatest opportunity for risk-adjusted returns. The strength of capital in the subsidiaries has improved substantially, with a U.S. Pool risk-based capital ratio of under 400% at year-end 2018 moving up to over 460% at 2023, and all of our Tier 1 international insurance subsidiaries are at or above our target capital ranges. The U.S. subsidiaries are now set up as ordinary dividend payers, bringing financial flexibility we did not have before.

"By weaving together the best of AIG across our businesses, operations, functions and technology, we are reinforcing a strong foundation that will serve us on our journey for years to come."



AIG COLLEAGUES
participate in an early career
professional development event.

Looking to 2024 and Beyond

Given the volatility and uncertainty of the global economic, political and social environment, the insurance industry landscape will likely evolve in the coming years, while playing a very important role. As in past cycles, these conditions may lead to a marketplace that is prepared for disruption. In 2024, our highest priority remains underwriting excellence. We expect 2024 to be another landmark year, in which our ownership of Corebridge will most likely fall below 50% and we no longer consolidate our results, enabling us to be a simpler company that will focus on our commercial and personal insurance businesses.

We will continue to execute our capital management strategic priorities — we allocate capital thoughtfully to focus on growth where we see potential for stronger risk-adjusted returns. We believe a strategy of high-quality growth will deliver more value to our stakeholders in the short, medium and long term. With our continued focus on debt management, we will continue returning capital

to shareholders through share repurchases and dividends, along with pursuing any compelling strategic acquisitions should the opportunity emerge.

Guiding our pursuit of excellence in 2024 will be the execution of our primary objective, **AIG *Next***, a program that will create a slimmer, less complex company with the appropriate infrastructure and capabilities for the size of business we will be post Corebridge deconsolidation.

As part of **AIG *Next***, we are creating a leaner parent company with a target cost structure of 1% to 1.5% of net premiums earned, while further positioning AIG for the future by operationalizing enterprise-wide standards and driving global consistency and local relevance across our end-to-end systems. Overall, we expect the simplification and efficiencies created through **AIG *Next*** to generate $500 million of sustained annual run rate savings and to incur approximately $500 million of one-time spend to achieve these savings. These savings will allow us to make meaningful progress toward achieving an Adjusted ROCE* in excess of 10%.

92.1% **Three-year Total Shareholder Return** outperforming the S&P 500

We are making investments in the implementation of large language models and artificial intelligence to complement our underwriters in providing deeper insights and improve decision-making, enabling us to create a better and differentiated experience for our clients and partners. We are using technology to respond to a greater number of submissions, faster, in markets of particular potential and launching new products that reflect how we thoughtfully listen to clients and distribution partners.

We believe that creating a better and differentiated experience for our colleagues is essential to our progress in raising our standards of client service. We are fostering a committed and inclusive culture by encouraging focused discussions on our Values and behaviors that guide how we collaborate, how we lead teams and how we treat each other.

We are instilling a "learn-it-all" culture that inspires continuous learning, improvement and collaboration. A key premise of a "learn-it-all" culture is openness to new ideas and professional challenges. An impressive depth of **talent lies within AIG** which fosters agility and enables us to draw from all parts of our company to identify and encourage movement to fill key roles. This in turn provides accelerated learning, development and career enhancement opportunities as we retain and attract top talent and help our colleagues discover their full potential.

By weaving together the best of AIG across our businesses, operations, functions and technology, we are reinforcing a strong foundation that will serve us on our journey for years to come. Our ability to execute has enabled us to deliver sustained strong financial results. While we don't talk enough about our ability to execute, it remains one of our best attributes. Our high-quality outcomes on multiple complex initiatives has accelerated our progress and created a more focused and simplified AIG that is well positioned for the future.

Thanks to the tremendous commitment and contributions of our AIG colleagues around the world, and the support of our Board of Directors, our industry leadership and distinct market advantages are being recognized by our clients, distribution partners and stakeholders. AIG is positioned for growth and well-placed to help our customers, partners and stakeholders navigate an increasingly complex global risk environment.

As I enter my seventh year at AIG, I have never been more optimistic about our opportunities in the future and our momentum to becoming a top-performing global company.

Sincerely,

Peter Zaffino

Peter Zaffino
Chairman & Chief Executive Officer
American International Group, Inc. (AIG)

*Refers to financial measure not calculated in accordance with generally accepted accounting principles (non-GAAP); definitions of non-GAAP measures can be found on pages 46-47 of the 2023 Form 10-K and page 288 of this Annual Report. The reconciliations to their closest GAAP measures can be found on pages 63, 64, 68 of the 2023 Form 10-K and page 289 of this Annual Report.
**Net premiums written on a comparable basis reflects year-over-year comparison on a constant dollar basis adjusted for the International lag elimination. Refer to page 289 for more detail.
***Aon. 2024 Climate and Catastrophe Insight, January 23, 2024.



TOP, FROM LEFT: James (Jimmy) Dunne III; Linda A. Mills; Vanessa A. Wittman; Peter R. Porrino; John (Chris) Inglis; W. Don Cornwell **BOTTOM, FROM LEFT:** James Cole, Jr.; Paola Bergamaschi; John G. Rice; Peter Zaffino; Diana M. Murphy

Board of Directors

Peter Zaffino

Chairman & Chief Executive Officer, AIG

Paola Bergamaschi

Former Global Banking and Capital Markets Executive at State Street Corporation, Credit Suisse and Goldman Sachs

James Cole, Jr.

Chairman & Chief Executive Officer of The Jasco Group, LLC; Former Delegated Deputy Secretary of Education and General Counsel of the U.S. Department of Education; Former Deputy General Counsel of the U.S. Department of Transportation

W. Don Cornwell*

Former Chairman of the Board & Chief Executive Officer, Granite Broadcasting Corporation

James (Jimmy) Dunne III

Vice Chairman and Senior Managing Principal, Piper Sandler Co.

John (Chris) Inglis

Senior Strategic Advisor, Paladin Capital Group; Former U.S. National Cyber Director and White House Cybersecurity Advisor

Linda A. Mills

President, Cadore Group, LLC; Former Corporate Vice President of Operations, Northrop Grumman Corporation

Diana M. Murphy

Managing Director, Rocksolid Holdings, LLC

Peter R. Porrino

Former Executive Vice President & Chief Financial Officer, XL Group Ltd

John G. Rice

Lead Independent Director, AIG; Former Non-Executive Chairman, GE Gas Power; Former Vice Chairman, GE; Former President & Chief Executive Officer, GE Global Growth Organization

Vanessa A. Wittman

Former Chief Financial Officer, Glossier, Inc.

*In accordance with AIG's Corporate Governance Guidelines, Mr. Cornwell's service on the Board will expire on the day of the 2024 Annual Meeting.

Executive Leadership Team

Peter Zaffino

Chairman & Chief
Executive Officer

Don Bailey

EVP, Chief Executive Officer,
North America Insurance

Tom Bolt

EVP, Chief Risk Officer

Ed Dandridge

EVP, Chief Marketing &
Communications Officer

Ted Devine

EVP, Chief Administrative Officer

Charlie Fry

EVP, Reinsurance and
Risk Capital Optimization

Rose Marie Glazer

EVP, General Counsel and
Interim Chief Human Resources
& Diversity Officer

Jon Hancock

EVP, Chief Executive Officer,
International Insurance

David McElroy

EVP, Chairman,
General Insurance

Roshan Navagamuwa

EVP, Chief Information Officer

Sabra Purtill

EVP, Chief Financial Officer

Chris Schaper

EVP, Global Chief
Underwriting Officer

Jennifer Silane

EVP, Chief of Staff to
AIG Chairman & CEO
Peter Zaffino

Claude Wade

EVP, Chief Digital Officer
and Global Head of
Business Operations

Kevin Hogan *(not pictured)*

Chief Executive Officer,
Corebridge Financial



STANDING, FROM LEFT: Don Bailey; Jennifer Silane; Peter Zaffino; Rose Marie Glazer; Ted Devine
SEATED, FROM LEFT: Sabra Purtill; Roshan Navagamuwa; Chris Schaper; Tom Bolt; Claude Wade;
Jon Hancock; David McElroy; Charlie Fry; Ed Dandridge

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to

Commission File Number 1-8787



American International Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**13-2592361**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1271 Avenue of the Americas, New York, New York	**10020**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (212) 770-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, Par Value $2.50 Per Share	AIG	New York Stock Exchange
4.875% Series A-3 Junior Subordinated Debentures	AIG 67EU	New York Stock Exchange
Depositary Shares Each Representing a 1/1,000th Interest in a Share of Series A 5.85% Non-Cumulative Perpetual Preferred Stock	AIG PRA	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

---

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of June 30, 2023, the aggregate market value of the registrant's voting and nonvoting common equity held by nonaffiliates was approximately $36,903,000,000.

As of February 8, 2024, 680,953,652 shares of the registrant's Common Stock, $2.50 par value per share, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Document of the Registrant	Form 10-K Reference Locations
Portions of the registrant's definitive proxy statement for the 2024 Annual Meeting of Shareholders	Part III, Items 10, 11, 12, 13 and 14

AMERICAN INTERNATIONAL GROUP, INC.
ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2023
TABLE OF CONTENTS

FORM 10-K

Part I

ITEM 1 | Business



| **Sustaining Industry Leadership Momentum** | **Creating Value through Profitable Growth and a Culture of Underwriting and Operational Excellence** |

American International Group, Inc. (NYSE: AIG)

is a leading global insurance organization. AIG provides insurance solutions that help businesses and individuals in approximately 190 countries and jurisdictions protect their assets and manage risks through AIG operations and network partners.

AIG is building on its industry leadership and is positioned to become a top-performing company recognized for the value it provides stakeholders in an environment of profound, complex and dynamic risk. In 2023, AIG delivered an outstanding year, producing financial, strategic and operational achievements that demonstrate continued strength in executing multiple, complex initiatives simultaneously and with quality.

In this Annual Report, unless otherwise mentioned or unless the context indicates otherwise, we use the terms "AIG," the "Company," "we," "us" and "our" to refer to American International Group, Inc., a Delaware corporation, and its consolidated subsidiaries. We use the term "AIG Parent" to refer solely to American International Group, Inc., and not to any of its consolidated subsidiaries.

About AIG

World-Class Insurance Franchises that are among the leaders in their geographies and segments, providing differentiated service and expertise.

Breadth of Loyal Customers including millions of clients and policyholders ranging from multi-national Fortune 500 companies to individuals throughout the world.

Broad and Long-Standing Distribution Relationships with brokers, agents, advisors, banks and other distributors strengthened through AIG's dedication to quality.

Highly Engaged Global Workforce of more than 25,000 colleagues committed to excellence who are providing insurance solutions that help businesses and individuals in approximately 190 countries and jurisdictions protect their assets and manage risks through AIG operations and network partners.

Balance Sheet Strength and Financial Flexibility as demonstrated by approximately $45 billion in shareholders' equity and AIG Parent liquidity sources of $12.1 billion as of December 31, 2023.

As a leading global property, casualty and specialty insurance organization, we are results oriented and believe that focusing on how we achieve positive outcomes creates an aligned and inclusive culture that enables further progress. Unifying under one set of clear and directive Purpose and Values empowers AIG colleagues to be conduits of positive change – delivering exceptional client service, enhanced shareholder value and a better experience for everyone we serve.

AIG's five Values guide our actions:

- **Take ownership:** we set clear expectations, we are proactive, we are accountable
- **Set the standard:** we deliver quality—always, we are client-centric, we lead the industry
- **Win together:** we are stronger together, we are aligned, we are one team
- **Be an ally:** we strive for inclusion, we listen and learn, we speak with our actions
- **Do what's right:** we act with integrity, we lead by example, we lift up our communities

2023 Highlights and 2024 Priorities

Execution of Multiple, Highly Complex Strategic Initiatives

Repositioned AIG's portfolio of businesses for sustainable, profitable growth with the divestitures of Validus Reinsurance, Ltd. (Validus Re) and Crop Risk Services, Inc. (CRS) and the transfer of Private Client Select to an independent Managing General Agent platform

Closed sale of Validus Re, including AlphaCat Managers Ltd. and the Talbot Treaty reinsurance business, for $3.3 billion in cash including pre-closing dividend

Closed sale of CRS for gross proceeds of $234 million

United General Insurance and AIG Parent leadership teams and their organizations

Debuted AIG Next, creating a leaner future-state business model and establishing enterprise-wide standards to drive better outcomes for all stakeholders

Continued Balanced Capital Management Supporting Financial Strength, Growth and Shareholder Return

Repurchased $3.0 billion of AIG's common stock, par value $2.50 per share (AIG Common Stock) and paid $1.0 billion of dividends

Reduced weighted average diluted shares outstanding by 8 percent, reaching 725.2 million shares

Increased quarterly common stock dividend payments by 12.5 percent $0.36 per share during the second quarter of 2023

Reduced general borrowings by $1.4 billion

Strong Performance Resulting from Significant Improvement in Underwriting Income

General Insurance achieved $2.3 billion in underwriting income, up 15 percent year over year

2023 combined ratio of 90.6 compared to 91.9 in 2022, and sub-100 in every quarter of 2023

2023 accident year combined ratio, as adjusted[a] of 87.7 improved 1.0 point compared to 88.7 in 2022

Continued Progress Towards Deconsolidation and Separation of Corebridge Financial, Inc. (Corebridge)

AIG sold 159.75 million shares of Corebridge common stock in secondary public offerings with gross proceeds of $2.9 billion

Corebridge repurchased 17.2 million shares of its common stock from AIG for an aggregate purchase price of $315 million

Corebridge distributed dividends on Corebridge common stock totaling $1.1 billion to AIG

AIG's ownership of Corebridge reduced to 52.2 percent as of December 31, 2023

Corebridge closed the sale of Laya Healthcare Limited (Laya) for €691 million ($731 million) and announced the sale of AIG Life Limited (AIG Life) for consideration of £460 million

(a) Non-GAAP measure – for reconciliation of non-GAAP to GAAP measure, see Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A).

Operating Structure

AIG reports the results of its businesses through three segments – General Insurance, Life and Retirement and Other Operations. General Insurance consists of two operating segments – North America and International. Life and Retirement consists of four operating segments – Individual Retirement, Group Retirement, Life Insurance and Institutional Markets. Other Operations is primarily comprised of corporate, our institutional asset management business and consolidation and eliminations.

For additional information on our business segments, see Part II, Item 7. MD&A – Business Segment Operations and Note 3 to the Consolidated Financial Statements, and for information regarding the separation of Life and Retirement, bankruptcy filing of AIG Financial Products Corp. and the sale of Validus Re, CRS, AIG Life and Laya, see Note 1 to the Consolidated Financial Statements.

Business Segments

General Insurance

General Insurance is a leading provider of insurance products and services for commercial and personal insurance customers. It includes one of the world's most far-reaching property casualty networks. General Insurance offers a broad range of products to customers through a diversified, multichannel distribution network. Customers value General Insurance's strong capital position, extensive risk management and claims experience and its ability to be a market leader in critical lines of the insurance business.



General Insurance includes the following major operating companies: National Union Fire Insurance Company of Pittsburgh, Pa. (National Union); American Home Assurance Company (American Home); Lexington Insurance Company (Lexington); AIG General Insurance Company, Ltd.; AIG Asia Pacific Insurance, Pte, Ltd.; AIG Europe S.A.; American International Group UK Ltd.; Talbot Holdings Ltd. (Talbot); Western World Insurance Company and Glatfelter Insurance Group (Glatfelter).

Life and Retirement

Life and Retirement is a unique franchise that brings together a broad portfolio of life insurance, retirement and institutional products offered through an extensive, multichannel distribution network. It holds long-standing, leading market positions in many of the markets it serves in the U.S. With its strong capital position, customer-focused service, breadth of product expertise and deep distribution relationships across multiple channels, Life and Retirement is well positioned to serve growing market needs.



Life and Retirement includes the following major operating companies: American General Life Insurance Company (AGL); The Variable Annuity Life Insurance Company (VALIC); The United States Life Insurance Company in the City of New York (U.S. Life) and AIG Life.

Other Operations

Other Operations primarily consists of income from assets held by AIG Parent and other corporate subsidiaries, deferred tax assets related to tax attributes, corporate expenses and intercompany eliminations, our institutional asset management business and results of our consolidated investment entities, General Insurance portfolios in run-off as well as the historical results of our legacy insurance lines ceded to Fortitude Reinsurance Company Ltd. (Fortitude Re).

How We Generate Revenues and Profitability

We earn revenues primarily from insurance premiums, policy fees and income from investments.

Our expenses consist of policyholder benefits and losses incurred, interest credited to policyholders, commissions and other costs of selling and servicing our products, interest expense and general operating expenses.

Our profitability is dependent on our ability to properly price and manage risk on insurance and annuity products, including establishing loss reserves, to manage our portfolio of investments effectively and to control costs through expense discipline.

For additional information on loss reserves and prior year loss development, see Part II, Item 7. MD&A – Critical Accounting Estimates – Loss Reserves, Part II, Item 7. MD&A – Insurance Reserves – Liability for Unpaid Losses and Loss Adjustment Expenses (Loss Reserves), and Note 13 to the Consolidated Financial Statements.

For additional information on investment strategies, see Part II, Item 7. MD&A – Investments – Investment Strategies.

Human Capital Management

Our people are our greatest strength. To this end, we place significant focus on human capital management; namely retaining, developing and attracting high caliber talent and fostering an inclusive environment in which we actively seek and embrace diverse thinking.

Our Compensation and Management Resources Committee of the Board of Directors (CMRC) is responsible for overseeing human capital management practices and programs, including retention, talent development, compensation and benefits, and diversity, equity and inclusion. Management periodically reports to the CMRC on our various human capital management initiatives and metrics.

At December 31, 2023, we had approximately 25,200 employees based in approximately 50 countries, of which 32 percent are located in North America, 44 percent are in the Asia Pacific region and the remaining 24 percent are in the European, Middle East and Africa (EMEA region) and Latin America.

We believe that we foster a constructive and healthy work environment for our employees. The key programs and initiatives that are designed to attract, develop and retain our diverse workforce include:

Competitive Compensation and Benefits. We seek to align compensation with individual and Company performance and provide the appropriate market-competitive incentives to attract, retain and motivate employees to achieve outstanding results.

Management and the CMRC engage the services of third-party compensation consultants to help monitor the competitiveness of our incentive programs. We provide a performance-driven compensation structure that consists of base salary and, for eligible employees, short- and long-term incentives. We also offer comprehensive benefits to support the health, wellness, work-life balance and retirement preparedness/savings needs of our employees, including subsidized health care plans, life and disability insurance, wellness and mental health benefits, legal assistance plan, paid time off, paid volunteer time off, 2:1 matching grants for eligible charitable donations, parental and bonding leave and both matching and Company 401(k) contributions for eligible employees.

Health and Safety. The health and safety of our employees is a priority. Occupational safety and health is a shared responsibility between employees and corporate stakeholders, which we implement through our Global Safety and Environment policy. We take appropriate measures to prevent workplace injuries and illnesses, to provide a safe and healthy work environment, and to meet regulatory and duty of care responsibilities regarding the health, safety and welfare of employees engaging in AIG business activities.

We offer numerous benefits and wellness programs focused on the physical, social and financial wellness of our employees. Nearly every country in which we operate has an Employee Assistance Program (EAP), which provides employees with confidential counselling, mental health resources and information to help employees and their dependents through times of stress and anxiety. In many countries where local market and regulations permit, our EAP and other programs also offer work-life balance assistance, eldercare advice, bereavement support, and legal and financial guidance.

The AIG Compassionate Colleagues Fund (the Fund) enables the Company and its employees to provide direct relief to help eligible colleagues overcome unforeseen financial hardships. The Fund has helped more than 1,600 employees overcome serious financial hardships and disasters. In each of 2021, 2022 and 2023, AIG made a $2 million contribution to the Fund, and additional amounts were contributed by our colleagues through voluntary donations and our 2:1 matching grants program. Employees in approximately 23 countries have contributed to the Fund and employees in 11 countries have received relief.

Talent Development. Equipping our people with the skills and capabilities to be successful and contribute to AIG is another priority. We do this by giving our employees access to meaningful tools and resources to assist in their professional development no matter where they are in their career paths.

AIG offers numerous learning opportunities to support the development of its employees. All online learning programs are accessible through a global learning management system, *Your Learning Journey*. Through these programs, employees can increase their insurance and business knowledge, build critical job skills and earn continuing education credits.

Alongside online courses, AIG offers a series of live, interactive learning opportunities designed to reinforce the Company's culture of excellence. These programs focus on providing employees with a strong foundation of core skills including communication, collaboration, coaching, change agility and problem solving.

Managers and leaders are critical in developing AIG's talent for organizational success. To assess leadership skills and capabilities, we use distinct leadership assessment tools, including 360 degree feedback, which develops self-awareness and builds personalized leadership development goals. Our *Leading Transformation* program enhances our senior leaders' ability to navigate and drive change and transformation to successfully achieve business objectives and build culture.

In addition to live courses and online training, AIG also offers tuition and certification training reimbursement to encourage employees to enhance their education and skills.

The Company also places significant importance on promoting internal talent and succession planning. Accordingly, we use a globally consistent streamlined process to support succession planning and talent development for each of our functions and operating segments. This approach helps identify a pipeline of diverse talent for positions at all levels of the organization and the actions needed to support their development. In 2023, 33 percent of all our open positions were filled with internal talent.

Diversity, Equity and Inclusion (DEI). At AIG, we strive to create an inclusive workplace that provides equal opportunities for all colleagues. We believe in building a culture where everyone is valued and celebrated for who they are and where all perspectives are welcome. As of December 31, 2023, 54 percent of our global workforce were female and 34 percent of our U.S. workforce is ethnically diverse.

AIG sponsors over 110 Employee Resource Groups (ERGs), which are groups of employees who come together based on a shared interest in a specific identity in 45 countries to enhance allyship and inclusion across the organization. AIG's global ERG network spans 13 different dimensions of diversity and is open to all employees. The ERGs are key to fostering an inclusive workplace that provides a safe space for colleagues to engage, learn, give back to our communities, and provide feedback from their perspective to the business. The ERGs also support and advise company practices and programs to drive a committed culture of belonging and deliver company value, as well as serve as an incubator for developing future leaders. AIG also provides DEI learning opportunities to create awareness and educate on inclusive leadership, allyship, cross-cultural dynamics and fostering inclusion, including DEI microlearning and sessions on authentic leadership.

Regulation

GENERAL

Our (re)insurance subsidiaries are subject to extensive regulation and supervision in the jurisdictions in which our (re)insurance businesses are located or operate. Insurance regulatory authorities in those jurisdictions are the primary regulators for those businesses; however, our operations are subject to regulation by many different types of regulatory authorities, including insurance, securities, derivatives and investment advisory regulators in the United States and abroad.

Insurance regulators, other regulatory authorities, law enforcement agencies, and other governmental authorities from time to time make inquiries and conduct examinations or investigations regarding our compliance, as well as compliance by other companies in our industry, with applicable laws. In addition, regulation, legislation and administrative policies that are not limited in application solely to the insurance market may significantly affect the insurance industry and certain of our operations, including regulation, legislation and administrative policies related to privacy, cybersecurity, government sanctions, pensions, age and sex discrimination, financial services, securities, taxation and climate change. *See Item 1A. Risk Factors – Regulation – "Our businesses are heavily regulated and changes in laws and regulations may affect our operations, increase our insurance subsidiary capital requirements or reduce our profitability".*

We expect that the U.S. and international regulations applicable to us and our regulated entities will continue to evolve for the foreseeable future. *See Item 1A. Risk Factors – Regulation – "New laws and regulations or new interpretations of current laws and regulations, both domestically and internationally, may affect our businesses, results of operations, financial condition and ability to compete effectively".*

FINANCIAL, MARKET CONDUCT & CORPORATE GOVERNANCE OVERSIGHT

The method of insurance regulation of our (re)insurance subsidiaries varies, but generally has its source in statutes that delegate regulatory and supervisory powers to a state insurance official (in the United States) or another governmental agency (outside the United States). The regulation and supervision relate primarily to the financial condition of the (re)insurers, corporate conduct and market conduct activities. In general, such regulation is for the protection of policyholders rather than the creditors or equity owners of these companies. Financial, market conduct and corporate conduct oversight varies by jurisdiction, but can include activities such as:

(a) approval of policy language and rates;

(b) advertising practices;

(c) establishing minimum capital and liquidity requirements;

(d) licensing of insurers and their agents;

(e) requiring registration and periodic reporting by (re)insurance companies that are licensed in the jurisdiction;

(f) evaluating and, in some cases, requiring regulatory approval of, certain transactions between (re)insurance company subsidiaries and their affiliates;

(g) imposing restrictions and limitations on the amount of dividends or other distributions payable by a (re)insurance company;

(h) enforcing rules related to outsourcing of material functions;

(i) requiring deposits of securities for the benefit of policyholders;

(j) establishing requirements for acceptability of reinsurers and credit for reinsurance;

(k) establishing requirements for reserves; and

(l) enterprise risk management (including technology risk management) and corporate governance requirements.

Our (re)insurance subsidiaries are generally subject to laws and regulations that prescribe the type, quality and concentration of investments they can make and permissible investment practices, such as derivatives, securities lending and repurchase transactions. In non-U.S. jurisdictions, our (re)insurance subsidiaries may also be subject to laws requiring certain amounts and types of local investment. In addition, certain affiliates of our (re)insurance affiliates are themselves subject to laws and regulations concerning the investment advisory and investment management services they provide to our (re)insurance subsidiaries and other clients with respect to such investments.

Insurance laws in many jurisdictions also provide that no person, corporation or other entity may acquire control of an insurance company, or a controlling interest in (or prescribed percentage of capital of) any direct or indirect parent company of an insurance company, without the prior approval of, or notice to, such insurance company's domiciliary insurance regulator.

As a holding company with no significant business operations of its own, AIG Parent depends on dividends from our subsidiaries to meet our obligations. U.S. state insurance laws typically provide that dividends in excess of certain prescribed limits are considered to be extraordinary dividends and require prior approval or non-disapproval from the applicable insurance regulator. Outside the U.S., (re)insurers, subject to certain exceptions, are permitted to pay dividends subject to maintaining prescribed capital and solvency requirements and ensuring that dividends are made out of profits/retained earnings.

Further, as part of their regulatory oversight processes, insurance regulators conduct periodic examinations of our (re)insurance subsidiaries. Such examinations can cover a broad scope of the (re)insurance subsidiary's operations, including the financial strength of the (re)insurance subsidiary; sales, marketing and claims handling practices; risk management; capital and liquidity management; and information technology operations (including emerging technology risks).

Insurance and securities regulators and other law enforcement agencies and attorneys general also, from time to time, make inquiries, issue data calls and conduct examinations or investigations regarding compliance with insurance and other laws or for informational purposes that can be company-specific or part of a broader industry-wide effort.

There can be no assurance that any noncompliance with such applicable laws, regulations or guidance would not have a material adverse effect on our business or results of operations.

REGULATORY REGIMES

United States

States

At the state-level, the National Association of Insurance Commissioners (NAIC) is a standard-setting and regulatory support organization created and governed by the chief insurance regulators from the 50 states, the District of Columbia and five U.S. territories. The NAIC is not a regulator, but, with assistance from the NAIC, state insurance regulators establish standards and best practices, conduct peer reviews and coordinate regulatory oversight. Model laws and regulations promulgated by the NAIC only become effective in a state once formally adopted by such state and are subject to revision by each state. Examples of NAIC models adopted, in substantial part, by all states include:

- The Risk-Based Capital (RBC) for Insurers Model Act, which incorporates an RBC formula calculated in accordance with instructions updated annually by the NAIC that is designed to measure the adequacy of an insurer's total adjusted capital, as calculated pursuant to the RBC formula, in relation to certain risks inherent in its business, and authorizes certain regulatory actions regarding insurers whose RBC levels fall below specific thresholds. The NAIC has adopted, or is considering, several changes impacting how RBC is calculated, including initiatives aimed at a comprehensive review of the RBC investment framework as well as a proposed modeling methodology to determine RBC for collateralized loan obligations and other structured securities to reduce reliance on the use of rating agency ratings. The RBC levels of each of our U.S. domiciled (re)insurance companies exceeded each of these specific thresholds as of December 31, 2023. In addition to RBC requirements, the insurance laws of our domiciliary states prescribe certain minimum capital and surplus requirements for insurance companies. If any of our (re)insurance entities fell below prescribed levels of statutory capital and surplus, it would be our intention to provide appropriate capital or other types of support to that entity. *For additional information, see Part II, Item 7. MD&A – Liquidity and Capital Resources – Liquidity and Capital Resources of AIG Parent and Subsidiaries – Insurance Companies.*

- The Insurance Holding Company System Regulatory Act and the Insurance Holding Company System Model Regulation (together, the Holding Company Models) include: provisions authorizing insurance commissioners to act as global group-wide supervisors for internationally active insurance groups and participate in international supervisory colleges; standards for transactions between a domestic (re)insurance company and its affiliates and regulatory approval requirements for certain of such transactions; requirements for obtaining regulatory approval for acquiring control of a domestic (re)insurance company; and the requirement that the ultimate controlling person of a U.S. insurer file an annual enterprise risk report with its lead state regulator identifying risks likely to have a material adverse effect upon the financial condition or liquidity of its licensed insurers or the insurance holding company system as a whole, among other requirements. The New York State Department of Financial Services (NYDFS) is AIG's lead U.S.-state regulator, and leads AIG's Supervisory College meetings, which consist of AIG's key global regulatory bodies.

- The Risk Management and Own Risk and Solvency Assessment Model Act, which requires that insurers maintain a risk management framework, conduct an internal own risk and solvency assessment of the insurer's material risks in normal and stressed environments, and submit annual Own Risk and Solvency Assessment (ORSA) summary reports to the insurance group's lead U.S.-state regulator.

- The Corporate Governance Annual Disclosure Model Act (CGAD), which requires insurers to submit an annual filing regarding their corporate governance structure, policies and practices.

- And, specific to our life insurance subsidiaries, the NAIC's new Valuation Manual, which contains a principle-based reserving (PBR) approach to life insurance company reserves. PBR is designed to tailor the reserving process to more closely reflect the risks of specific products rather than the factor-based approach employed historically.

The NAIC also provides standardized insurance industry accounting and reporting guidance through the NAIC Accounting Manual, which establishes statutory accounting principles applicable to (re)insurance companies. Statutory accounting principles promulgated by the NAIC may be modified by individual state laws, regulations and permitted practices granted by our domiciliary insurance regulators.

The NAIC has undertaken a multi-pronged effort to determine whether additional standards, safeguards or disclosures are required in connection with certain investments by U.S. insurance companies, including related party investments, structured securities and other complex assets.

In December 2020, the NAIC amended the Holding Company Models to incorporate a Liquidity Stress Testing (LST) requirement for large life insurers based on a set of scope criteria and a Group Capital Calculation (GCC) requirement. These amendments require the ultimate controlling person of every U.S. insurer that is scoped into the LST framework to submit LST results to the insurance group's lead state insurance regulator on an annual basis. In addition, these amendments require the ultimate controlling person of every U.S. insurer to submit GCC reports to the insurance group's lead state insurance regulator on an annual basis unless an exemption applies. The provisions of the December 2020 amendments to the Holding Company Models that authorize the GCC and LST were signed into law by New York State in August 2023, making AIG formally subject to them beginning in 2024.

U.S. states have state insurance guaranty associations in which insurers admitted in the state are required by law to be members. Member insurers may be assessed by the associations for certain obligations of insolvent insurance companies to policyholders and claimants. The aggregate assessments levied against us have not been material to our financial condition in any of the past three years.

Federal

At the U.S. federal level, AIG is impacted by the activities of policymakers and by the laws and regulations enforced by various federal agencies.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank), signed into law in 2010, brought about extensive changes to financial regulation in the United States and established the Federal Insurance Office (FIO) to serve as the central insurance authority in the federal government. While not serving a regulatory function, FIO performs certain duties related to the business of insurance and has authority to collect information on the insurance industry and recommend prudential standards. In addition, FIO monitors market access issues, represents the United States in international insurance forums and has authority to determine if certain regulations are preempted by covered agreements. FIO's approval is required to subject a financial company whose largest U.S. subsidiary is an insurer to the special orderly liquidation process outside the federal bankruptcy code, administered by the FDIC pursuant to Dodd-Frank. U.S. insurance subsidiaries of any such financial company, however, would remain subject to rehabilitation and liquidation proceedings under state insurance laws.

FIO also assists the Secretary of the Treasury in administering the U.S. Terrorism Risk Insurance Act (TRIA), enacted in 2002 to support insurance coverage for certain terrorist acts in the U.S. The program was continued under the Terrorism Risk Insurance Program Reauthorization Act of 2019 (TRIPRA) through December 31, 2027 and is intended to provide reinsurance coverage from the federal government in limited circumstances for certified acts of terrorism that exceed a certain threshold of industry losses.

Title I of Dodd-Frank established the Financial Stability Oversight Council (Council), which is authorized to determine that certain nonbank financial companies be designated as nonbank systemically important financial institutions (SIFIs) subject to supervision by the Board of Governors of the Federal Reserve System and enhanced prudential standards. Designation by the Council of any nonbank SIFI is subject to certain statutory and regulatory standards and to the Council's guidance. The Council may also recommend that state insurance regulators or other regulators apply new or heightened standards and safeguards for activities or practices that insurers or other nonbank financial services companies engage in.

Title V of Dodd-Frank authorizes the United States to enter into covered agreements with foreign governments or regulatory entities regarding the business of insurance and reinsurance. On September 22, 2017, the U.S. and the European Union (EU) entered into such an agreement, and on December 18, 2018, the U.S. signed a covered agreement with the United Kingdom (UK), which is similar to the agreement with the EU. Under the agreements, AIG is supervised at the worldwide group level only by its relevant U.S. insurance supervisors, and generally does not have to satisfy EU Solvency II group capital, reporting and governance requirements for its worldwide group. The covered agreements also require various U.S. reinsurance collateral reforms, which have now been adopted by all U.S. states.

Title VII of Dodd-Frank provides for significantly increased regulation of, and restrictions on, derivatives markets and transactions that have affected various activities of insurance and other financial services companies, including (i) regulatory reporting for swaps, including security-based swaps, (ii) mandated clearing through central counterparties and execution through regulated swap execution facilities for certain swaps (other than security-based swaps) and (iii) margin and collateral requirements.

International

In the UK, the Prudential Regulation Authority (PRA) is the lead prudential supervisor for our UK insurance operations and the Financial Conduct Authority has oversight of AIG's insurance operations for consumer protection and competition matters.

In the EU, various Directives and Regulations affect our international (re)insurance operations. The Luxembourg insurance regulator, the Commissariat aux Assurances, is the insurance regulator for AIG Europe SA, which serves our European Economic Area (EEA) and Swiss policyholders. In addition, financial companies that operate in the EU are subject to a range of regulations enforced by the national regulators in each member state in which that firm operates. Solvency II governs the insurance industry's solvency framework for the EU, including minimum capital and solvency requirements, governance requirements, risk management and public reporting standards.

AIG's operating (re)insurance subsidiaries in Bermuda are regulated by the Bermuda Monetary Authority (BMA). Bermuda's Insurance Act 1978, the applicable Codes of Conduct and related regulations impose solvency and liquidity standards and auditing and reporting requirements on Bermuda (re)insurance companies and grant the BMA powers to supervise, investigate and intervene in the affairs of (re)insurance companies. A variety of requirements and restrictions are imposed on our Bermuda operating (re)insurance subsidiaries including: periodic financial reporting; corporate governance framework; solvency and financial performance; compliance with minimum enhanced capital requirements; and minimum solvency margins and liquidity ratios (the latter for general business (re)insurers); and limitations on dividends and distributions.

The Monetary Authority of Singapore (MAS) supervises AIG's insurance subsidiary in Singapore. It has broad authority under the Insurance Act 1966 to regulate insurance business in Singapore as well as insurers, insurance intermediaries and related institutions. Our Singapore insurance operations are subject to minimum capital and solvency requirements as well as financial reporting, corporate governance and conduct of business requirements. The MAS has authority to conduct inspections and investigations on insurers and to administer sanctions for regulatory non-compliance. Our Singapore insurance subsidiary holds insurance entities in the Asia Pacific region. The MAS holds the Chief Executive of the Singapore insurance subsidiary principally responsible for the management and conduct of the business of the subsidiary, including the business of its subsidiaries and overseas branches.

The Japan Financial Services Agency (JFSA) regulates AIG's operating insurance subsidiaries and insurance holding company in Japan. The JFSA has extensive authority under the Insurance Business Act and related regulations to oversee licensing, sales practices, business conduct, investments, reserves and solvency, amongst other matters. Our Japanese insurance operations are required to maintain a minimum solvency margin ratio (SMR), which is a measure of capital adequacy. The failure to maintain an appropriate SMR, or comply with other similar indicators of financial health, could result in the JFSA imposing corrective actions on our operations.

FSB and IAIS

The Financial Stability Board (FSB) consists of representatives of national financial authorities of the G20 countries. The FSB is not a regulator but is focused primarily on promoting international financial stability. The FSB has issued a series of frameworks and recommendations to address such issues as systemic financial risk, financial group supervision, capital and solvency standards, effective recovery and resolution regimes, corporate governance including compensation, and a number of related issues associated with responses to the financial crisis.

The International Association of Insurance Supervisors (IAIS) represents insurance regulators and supervisors of more than 200 jurisdictions (including regions and states) in nearly 140 countries and seeks to promote globally consistent insurance industry supervision. The IAIS is not a regulator, but one of its activities is to develop insurance regulatory standards for use by local authorities across the globe. For example, the IAIS has adopted ComFrame, a Common Framework for the Supervision of Internationally Active Insurance Groups (IAIGs). ComFrame assists regulators in addressing an IAIG's risks by providing supervisory standards for areas such as group supervision, governance and internal controls, enterprise risk management, and recovery and resolution planning. We currently meet the criteria set forth to identify an IAIG, and the NYDFS, as our group-wide supervisor, has publicly disclosed us as an IAIG on the IAIS' register of IAIGs.

In addition, the FSB has charged the IAIS with developing a framework for measuring and mitigating systemic risks posed by the insurance sector, and in response the IAIS developed an enhanced set of supervisory policy measures for the assessment and mitigation of systemic risk in the insurance sector (Holistic Framework), with implementation beginning in 2020. The Holistic Framework recognizes that systemic risk can emanate from specific activities and exposures arising from either sector-wide trends or concentrations in individual insurers. In light of the IAIS adoption of the Holistic Framework, the FSB decided in December 2022 to discontinue the annual identification of Global Systemically Important Insurers in favor of instead applying the Holistic Framework to inform the FSB's consideration of systemic risk in insurance.

As part of ComFrame, the IAIS is developing a risk-based global insurance capital standard (ICS) applicable to IAIGs, with the purpose of creating a common language for supervisory discussions of group solvency of IAIGs. The IAIS has adopted ICS Version 2.0 for a five-year monitoring phase, with an initial phase that commenced January 2020. During the initial phase, ICS Version 2.0 is used for confidential reporting to group-wide supervisors and discussion in supervisory colleges, but will not trigger supervisory action.

Beginning after the conclusion of the five-year monitoring period in 2024, the IAIS has agreed to a second phase of implementation in which the ICS will be applied as a group-wide prescribed capital requirement, defined as a solvency control level above which the supervisor does not intervene on capital adequacy grounds. However, in recognition that the United States and potentially other interested jurisdictions are developing an alternative approach to a group capital calculation that, as with the GCC, utilizes an aggregation methodology of available capital and required capital of all insurance group members (Aggregation Method or AM), the IAIS is assessing whether the AM provides comparable outcomes to ICS Version 2.0, including by collecting data from interested jurisdictions. The IAIS aims to be in a position by the end of the monitoring phase to assess whether the AM provides substantially the same outcome as the ICS, in which case it will be considered an outcome-equivalent approach to the ICS.

The standards issued by the FSB and/or the IAIS are not binding on the United States or other jurisdictions around the world unless and until the appropriate local governmental bodies or regulators adopt laws or regulations implementing such standards.

PRIVACY, DATA PROTECTION, CYBERSECURITY AND ARTIFICIAL INTELLIGENCE REQUIREMENTS

We are subject to various laws and regulations that require financial institutions and other businesses to protect and safeguard personal and other sensitive information and provide notice of their practices relating to the collection, disclosure and other processing of personal information. We also are subject to U.S. federal and state laws and regulations requiring notification to affected individuals and regulators of a data breach(es). Below we highlight a few key privacy, data protection, cybersecurity and artificial intelligence (AI) laws and regulations.

In October 2017, the NAIC adopted the Insurance Data Security Model Law (NAIC Data Security Model Law), which, among other things, requires insurers, insurance producers and other entities required to be licensed under state insurance laws to develop and maintain a written information security program, conduct risk assessments, and oversee the data security practices of third-party service providers. As of December 31, 2023, more than 20 jurisdictions had adopted the NAIC Data Security Model Law. In addition, on March 1, 2019, the NYDFS's cybersecurity regulation became fully effective, requiring covered financial institutions, including insurance entities licensed in New York, to, among other things, implement a cybersecurity program designed to protect information systems. On November 1, 2023 the NYDFS published amendments to this cybersecurity regulation, which include additional obligations for large insurers including enhanced and updated governance, risk assessment, and technology requirements, new notification obligations, and clarifying changes regarding enforcement.

The State of California enacted the California Consumer Privacy Act of 2018 (CCPA), which went into effect as of January 1, 2020, and imposes significant and often first-of-their-kind privacy obligations on businesses handling data related to California residents. The law has a number of exceptions as a result of amendments however; it does not apply to personal information collected, processed, sold, or disclosed pursuant to the federal Gramm-Leach-Bliley Act (GLBA) and implementing regulations or the California Financial Information Privacy Act (FIPA). These amendments reduce the impact of the law on AIG in some, but not all, areas. The California Privacy Rights Act (CPRA) passed in November 2020 became effective January 1, 2023 and amends the CCPA to create additional privacy rights and obligations in California. Colorado, Connecticut, Utah and Virginia also enacted comprehensive consumer data privacy laws and many other states have proposed similar laws, albeit with similar exemptions for entities and/or data governed by the GLBA.

These privacy laws impose requirements on covered businesses that are similar to those imposed by the CCPA with respect to privacy notices, data subject rights and data security standards.

The Securities and Exchange Commission (SEC) Rules of Cybersecurity Risk Management, Strategy, Governance and Incident Disclosure by Public Companies require among other things, disclosure by registrants of any material cybersecurity incident on Form 8-K within four business days of determining that the incident the registrant has experienced is material. They also require periodic disclosures of, among other things, (i) details on the company's cybersecurity policies and procedures, and (ii) cybersecurity governance and oversight policies, including the board of directors' oversight of any material incidents (individually or in the aggregate).

The EU General Data Protection Regulation (GDPR) took effect in May 2018. The GDPR's scope extends to entities established within the EEA (i.e., EU member states plus Iceland, Liechtenstein and Norway) and to certain entities not established in the EEA (in certain instances, if they solicit or target individuals in the EU by offering goods or services to EEA data subjects or monitoring the personal behavior of EEA data subjects (e.g., in an online context)). The GDPR was also onshored in the UK through the European Union (Withdrawal) Act 2018, with adjustments as provided in the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019. Sanctions for non-compliance with the GDPR are onerous, with the potential for fines of up to 4 percent of global revenue for the most serious infringements of the GDPR.

We have sought to address the GDPR's requirements by demonstrating accountability for compliance with the GDPR's principles relating to processing of personal data, maintaining records of processing and completing mandatory Data Protection Impact Assessments in connection with higher risk data processing activities.

The GDPR imposes requirements on the transfer of personal data outside of the EEA, including via standard contractual clauses supplemented by an assessment and due diligence of the legal and regulatory landscape of the jurisdiction of the data importer, the channels used to transmit personal data and the processors or subprocessors that may process personal data.

The NAIC and certain U.S. states have adopted or are considering regulations and guidance relating to the use of "big data," AI, machine learning and other technology innovations in the insurance marketplace. For example, Colorado and New York have adopted regulations or guidance with respect to the use of external consumer data and information sources in underwriting for life insurance, including the use of algorithms and predictive models. In December 2023, the NAIC adopted a model bulletin on the use of AI by insurers that sets forth governance, risk management and other requirements that insurers using AI are expected to establish. In addition, state insurance regulators in the United States have issued and will continue to consider regulations or proposed guidelines in the use of external data, algorithms and AI in insurance practices, including underwriting, marketing, and claims practices.

The EEA and the UK have also taken steps to regulate the use of data and algorithms used for the purpose of AI and automated decision-making. On December 9, 2023, the European Parliament and European Council reached a provisional agreement on the European Union Artificial Intelligence Act, which, once formally adopted, will broadly regulate the use of AI within the European Union. European countries, and supranational political organizations like the EU and the Council of Europe, are expected to continue taking an active role in regulating AI in ways that may impact the insurance industry in the future.

We also are subject to other international laws and regulations that require financial institutions and other businesses to protect personal and other sensitive information and provide notice of their practices relating to the collection, disclosure and other processing of personal information and to obtain consent for specific processing activities. We are also subject to laws and regulations requiring notification to affected individuals and regulators of security breaches and laws and regulations regarding data localization and the cross-border transfer of information.

CLIMATE CHANGE

In recent years, federal- and state-level lawmakers and regulators in the United States and in other major countries in which we operate have increased their scrutiny on financial institutions' and other companies' governance, risk oversight, disclosures, plans, policies and practices in connection with climate change. Throughout 2023, there have been active and significant regulatory developments on these issues in the form of newly proposed, issued or implemented laws, rules, regulations, guidance and frameworks regarding climate change that impose, or will impose if and when effective, new requirements and expectations, including in connection with climate-related governance, risk management, disclosures, stress testing and scenario analysis. Regulators in several jurisdictions are considering the so-called protection gap as it relates to climate – which is the view that populations are under-insured or that there is insufficient coverage to protect policyholders against the risks associated with climate change. In addition, the SEC has proposed rule changes on climate-related disclosure. The proposed rule would require registrants, including public issuers such as us, to include certain climate-related disclosures in registration statements and periodic reports. These proposed disclosures include information about climate-related risks that are reasonably likely to have a material impact on the registrant's business, results of operations, or financial condition, and include a new note to their audited financial statements that provides certain climate-related metrics and impacts on a line-item basis. The proposed climate-related disclosures would also include disclosure of a registrant's greenhouse gas emissions (including Scope 3 emissions) and attestation thereof, as well as information about climate-related targets, goals, and transition plan, if any. If adopted as proposed, the rule changes are expected to result in additional compliance and reporting costs. We continue to actively monitor the regulatory landscape surrounding these issues.

U.S. SECURITIES, INVESTMENT ADVISER, BROKER-DEALER AND INVESTMENT COMPANY REGULATION

Our investment products and services are subject to applicable federal and state securities, investment advisory, fiduciary, including the Employee Retirement Income Security Act of 1974, as amended (ERISA), and other laws and regulations. The principal U.S. regulators of these operations include the SEC, Financial Industry Regulatory Authority (FINRA), Commodity Futures Trading Commission (CFTC), Municipal Securities Rulemaking Board, state securities commissions, state insurance departments and the Department of Labor (DOL).

Our variable life insurance, variable annuity and mutual fund products generally are subject to regulation as "securities" under applicable federal securities laws, except where exempt. Such regulation includes registration of the offerings of these products with the SEC, unless exempt from such registration, and requirements of distribution participants to be registered as broker-dealers, as well as recordkeeping, reporting, and other requirements. This regulation also involves the registration of mutual funds and other investment products offered by our businesses, and the separate accounts through which our variable life insurance and variable annuity products are issued, as investment companies under the Investment Company Act of 1940, as amended (Investment Company Act), except where exempt. The Investment Company Act imposes requirements relating to compliance, corporate governance, disclosure, recordkeeping, registration and other matters. In addition, the offering of these products may involve filing and other requirements under the securities laws of the states and other U.S. jurisdictions where offered. Our separate account investment products are also subject to applicable state insurance regulation.

We have several subsidiaries that are registered as broker-dealers under the Securities Exchange Act of 1934, as amended (Exchange Act) and are members of FINRA, and/or are registered as investment advisers under the Investment Advisers Act of 1940, as amended (Advisers Act). Certain of these broker-dealers and investment advisers are involved in our life and annuity product sales, including participating in their distribution and/or serving as an investment adviser to mutual funds that underlie variable products offered by us. Certain of these broker-dealers and investment advisers are also involved in the management of the investment portfolios of our (re)insurance subsidiaries and other affiliates. In addition to registration requirements, the Exchange Act, the Advisers Act, and the regulations thereunder, impose various compliance, disclosure, qualification, recordkeeping, reporting requirements and subject these subsidiaries and their operations to examination. State securities laws also impose filing and other requirements on broker-dealers, investment advisers and/or their licensed representatives, except where exempt.

Further, our licensed sales professionals appointed with certain of our broker-dealer and/or investment adviser subsidiaries and our other employees, insofar as they sell products that are securities, including wholesale and retail activity, are subject to the Exchange Act and to examination requirements and regulation by the SEC, FINRA and state securities commissioners. Regulation and examination requirements also extend to our subsidiaries that employ or control those individuals.

INTERNATIONAL SECURITIES, INVESTMENT ADVISER, BROKER-DEALER AND INVESTMENT COMPANY REGULATION

We operate investment-related businesses in, among other jurisdictions, the UK and Ireland. These businesses may advise on and market investment management products and services, investment funds and separately managed accounts. The regulatory authorities for these businesses include securities, investment advisory, financial conduct and other regulators that typically oversee such issues as: (1) company licensing; (2) the approval of individuals with positions of responsibility; (3) conduct of business to customers, including sales practices; (4) solvency and capital adequacy; (5) fund product approvals and related disclosures; and (6) securities, commodities and related laws, among other items. We also participate in investment-related joint ventures in jurisdictions outside the United States, primarily in Europe and Asia. In some cases, our international investment operations are also subject to U.S. securities laws and regulations.

ERISA

We provide products and services to certain employee benefit plans that are subject to ERISA and/or the Internal Revenue Code of 1986, as amended (the Internal Revenue Code). Plans subject to ERISA include certain pension and profit-sharing plans and welfare plans, including health, life and disability plans. As a result, our activities are subject to the restrictions imposed by ERISA and the Internal Revenue Code, including the requirement under ERISA that fiduciaries must perform their duties solely in the interests of ERISA plan participants and beneficiaries, and that fiduciaries may not cause a covered plan to engage in certain prohibited transactions. The applicable provisions of ERISA and the Internal Revenue Code are subject to enforcement by the DOL, the Internal Revenue Service (IRS) and the Pension Benefit Guaranty Corporation.

STANDARD OF CARE DEVELOPMENTS

We and our distributors are subject to laws and regulations regarding the standard of care applicable to sales of our products and the provision of advice to our customers. In recent years, many of these laws and regulations have been revised or reexamined while others have been newly adopted, such as:

•   On October 31, 2023, the DOL announced proposed changes to the regulatory definition of an investment advice fiduciary for purposes of transactions with ERISA qualified plans, related plan participants and IRAs. The proposed changes also included significant changes to existing prohibited transactions exemptions (PTEs) relating to such advice, including PTE 84-24 and PTE 2020-02. The DOL's proposed regulation changes would significantly increase the number of recommendations that would be considered fiduciary, including (but not limited to) retirement plan rollover recommendations. The DOL proposal established a 60-day comment period through January 2, 2024. Final DOL guidance is expected in 2024.

•   SEC Best Interest Regulation – In 2020, Regulation Best Interest (Regulation BI), which establishes new rules regarding the standard of care a broker must meet when making a recommendation to a retail customer in connection with the sale of a security or other covered recommendation, and Form CRS, which requires enhanced disclosure by broker-dealers and investment advisers regarding client relationships and certain conflicts of interest issues, became effective. Both had been adopted by the SEC in June 2019 as part of a package of final rulemakings and interpretations, at the same time as the SEC issued two interpretations under the Advisers Act. The first interpretation addressed the standard of conduct applicable to SEC-registered investment advisers, including details regarding the fiduciary duty owed to clients, required disclosures and the adviser's continuous monitoring obligations. The second interpretation clarified when investment advice would be considered "solely incidental" to brokerage activity for purposes of the broker-dealer exclusion from SEC investment adviser registration. These two SEC interpretations became effective in 2019.

- FINRA Standard of Care Development – In 2020, FINRA Rule 2111 was amended to provide that FINRA's suitability requirements do not apply to recommendations that are subject to Regulation BI. This amendment was intended to mitigate any potential confusion regarding which standard of conduct applies to retail consumers. FINRA's suitability rules still apply to recommendations that are not covered by Regulation BI, such as recommendations to institutional customers.

- New York Standard of Care Developments – In July 2018, NYDFS adopted a best interest standard of care regulation applicable to annuity and life insurance transactions through issuance of the First Amendment to Insurance Regulation 187 – Suitability and Best Interests in Life Insurance and Annuity Transactions (Regulation 187). As amended, Regulation 187 requires life and annuity producers to act in their client's best interest when making point-of-sale and in-force recommendations, and to deliver to the client the written basis for the recommendation, as well as the facts and analysis to support the recommendation. The amended regulation also imposes additional duties on life insurance companies in relation to these transactions, such as requiring insurers to establish and maintain procedures designed to prevent financial exploitation and abuse. The amended Regulation 187 was previously challenged in court, but was upheld by the State of New York Court of Appeals, which is New York's highest state court, in October 2022.

- State Standard of Care Developments (Other than New York) – In February 2020, the NAIC adopted revisions to its Suitability in Annuity Transactions Model Regulation (#275) (NAIC Suitability Model) implementing a best interest standard of care applicable to sales and recommendations of annuities. The amended NAIC Suitability Model conforms in large part to Regulation BI, providing that all recommendations by agents and insurers must be in the best interest of the consumer under known circumstances at the time an annuity recommendation is made, without placing agents' or insurers' financial interests ahead of the consumer's interest in making a recommendation. A majority of states have adopted amendments to their suitability rules based on the NAIC Suitability Model revisions, and we expect that a substantial majority of states will do so or consider adopting their own standards of conduct which could be broader than the NAIC Suitability Model.

We continue to closely follow these legislative and regulatory activities as changes in standard of care requirements and have evaluated the impact of these requirements on us and our customers, distribution partners and financial advisers. We have made significant investments to implement and enhance tools, processes and procedures, where needed, to comply with the final rules and interpretations. These efforts and enhancements have resulted in increased compliance costs and may impact sales results and increase regulatory and litigation risk.

FEDERAL RETIREMENT LEGISLATION

In December 2022, comprehensive retirement legislation entitled "SECURE 2.0 Act of 2022" (SECURE 2.0) was signed into law. SECURE 2.0 included many provisions affecting qualified contracts, many of which became effective in 2023, and additional ones that become effective in 2024 or subsequent years. Some of the SECURE 2.0 provisions that became effective in 2023 include, among others: an increase in the age at which required minimum distributions generally must commence to age 73 from the previous age of 72; elimination of the first day of the month requirement for governmental Section 457(b) plans; and optional treatment of employer contributions as Roth sources. We are implementing new processes and procedures, where needed, designed to comply with the new requirements.

Available Information about AIG

Our corporate website is www.aig.com. We make available free of charge, through the Investors section of our corporate website, the reports that we file or furnish with the SEC (including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements on Schedule 14A, any amendments to each of those reports and filings, and other disclosure), corporate governance information (including our Code of Business Conduct and Ethics and any amendments of or waivers from the Code of Business Conduct and Ethics), and select press releases. Additionally, all of our reports filed with the SEC are available on the SEC's website at sec.gov.

Except for the documents specifically incorporated by reference into this Annual Report on Form 10-K, information contained on our website or that can be accessed through our website is not incorporated by reference into this Annual Report on Form 10-K. Reference to our website is made as an inactive textual reference.

ITEM 1A | Risk Factors

Risk Factor Summary

The following is a summary of the material risks and uncertainties that could adversely affect our business, financial condition and results of operations. You should read this summary together with the more detailed description of each risk factor contained below.

Market Conditions

- Deterioration of economic conditions, geopolitical tensions, changes in market conditions or weakening in global capital markets may materially affect our businesses, results of operations, financial condition and liquidity.

- Changes in interest rates have materially and adversely affected and may continue to materially and adversely affect our profitability.

Reserves and Exposures

- The amount and timing of insurance and reinsurance liability claims are difficult to predict and such claims may exceed the related liability for unpaid losses and loss adjustment expenses or future policy benefits, or the liabilities associated with certain guaranteed benefits and indexed features accounted for as embedded derivatives at fair value.

- Reinsurance may be unavailable or too expensive relative to its benefit, and may not be adequate to protect us against losses.

- Our consolidated results of operations, liquidity, financial condition and ratings are subject to the effects of natural and man-made catastrophic events as well as mass torts.

- Climate change may adversely affect our business and financial condition.

- Concentration of our insurance, reinsurance and other risk exposures may have adverse effects.

- Fortitude Re may fail to perform its obligations and the accounting treatment of our reinsurance agreements with Fortitude Re leads to volatility in our results of operations.

- Losses due to nonperformance or defaults by counterparties may materially and adversely affect the value of our investments, our profitability and sources of liquidity.

Investment Portfolio and Concentration of Investments

- Our investment portfolio is concentrated in certain segments of the economy, and the performance and value of our investment portfolio are subject to a number of risks and uncertainties.

- We rely on investment management and advisory arrangements with third-party investment managers for the majority of our investment portfolio. The historical performance of Blackstone, BlackRock or any other investment manager we engage should not be considered as indicative of the future results of our investment portfolio, our future results or any returns expected on AIG Common Stock.

- Our valuation of investments and derivatives involves the application of methodologies and assumptions to derive estimates, which may differ from actual experience and could result in changes to investment valuations that may materially adversely affect our business, results of operations, financial condition and liquidity or lead to volatility in our net income.

Liquidity, Capital and Credit

- AIG Parent's ability to access funds from our subsidiaries is limited, and our sources of liquidity may be insufficient to meet our needs, including providing capital that may be required by our subsidiaries.

- We may not be able to generate cash to meet our needs due to the illiquidity of some of our investments.

- A downgrade by one or more of the rating agencies in the Insurer Financial Strength ratings of our insurance companies could limit their ability to write or prevent them from writing new business and impair their retention of customers and in-force business, and a downgrade in our credit ratings could adversely affect our business, results of operations, financial condition and liquidity.

Business and Operations

- No assurances can be given that the separation of our Life and Retirement business will be completed or as to the specific terms or timing thereof. In addition, we may not achieve the expected benefits of the separation and will have continuing equity market exposure to Corebridge until we fully divest our stake.

- Pricing for our products is subject to our ability to adequately assess risks and estimate related losses.

- Guarantees within certain of our Life and Retirement products may increase the volatility of our results.

- Our risk management policies, standards and procedures may prove to be ineffective and leave us exposed to unidentified or unanticipated risk, which could adversely affect our businesses, results of operations, financial condition and liquidity.

- Our foreign operations expose us to risks that may affect our operations.

- We are exposed to certain risks if we are unable to maintain the availability of our critical technology systems and data and safeguard the confidentiality and integrity of our data, which could compromise our ability to conduct business and adversely affect our consolidated business, results of operations, financial condition and liquidity.

- Third parties we rely upon to provide certain business and administrative services on our behalf may not perform as anticipated, which could have an adverse effect on our business and results of operations.

- We may experience difficulty in marketing and distributing products through our current and future distribution channels and the use of third parties may result in additional liabilities.

- Our restructuring initiatives may not yield our expected reductions in expenses and improvements in operational and organizational efficiency.

- Business or asset acquisitions and dispositions may expose us to certain risks.

- Significant legal or regulatory proceedings may adversely affect our business, results of operations or financial condition.

- Increasing scrutiny and evolving expectations from investors, customers, regulators, policymakers and other stakeholders regarding environmental, social and governance matters, including governmental responses to such matters, may adversely affect our reputation or otherwise adversely impact our business and results of operations.

- An epidemic, pandemic or other health crisis could materially and adversely affect our business results of operations, financial condition and liquidity. COVID-19 (including variants) has adversely affected and may continue to adversely affect our global business, results of operations, financial condition and liquidity.

- We may not be able to protect our intellectual property and may be subject to infringement claims.

Regulation

- Our businesses are heavily regulated and changes in laws and regulations may affect our operations, increase our insurance subsidiary capital requirements or reduce our profitability.

- New laws and regulations or new interpretations of current laws and regulations, both domestically and internationally, may affect our businesses, results of operations, financial condition and ability to compete effectively.

- An "ownership change" could limit our ability to utilize tax loss and credit carryforwards to offset future taxable income.

- New and proposed changes to tax laws could increase our corporate taxes or make some of our products less attractive to consumers.

Estimates and Assumptions

- Estimates or assumptions used in the preparation of financial statements and modeled results used in various areas of our business may differ materially from actual experience.

- Changes in accounting principles and financial reporting requirements may impact our consolidated results of operations and financial condition.

- If our businesses do not perform well and/or their estimated fair values decline, we may be required to recognize an impairment of our goodwill or establish an additional valuation allowance against the deferred income tax assets, which could have a material adverse effect on our results of operations and financial condition.

Employees and Competition

- Employee error and misconduct may be difficult to detect and prevent and may result in reputational damage and significant losses.

- Competition for employees in our industry is intense, and managing key employee succession is critical to our success. We may not be able to attract and retain the key employees and other highly skilled employees we need to support our businesses.

- We face intense competition in each of our business lines, and technological changes may present new and intensified challenges to our businesses.

Risk Factors

Investing in AIG involves risk. In deciding whether to invest in AIG, you should carefully consider the following risk factors. Any of these risk factors could have a significant or material adverse effect on our businesses, results of operations, financial condition or liquidity. They could also cause significant fluctuations and volatility in the trading price of our securities. Readers should not consider any descriptions of these factors to be a complete set of all potential risks that could affect AIG. These factors should be considered carefully together with the other information contained in this report and the other reports and materials filed by us with the SEC. Further, many of these risks are interrelated and could occur under similar business and economic conditions, and the occurrence of certain of them may in turn cause the emergence or exacerbate the effect of others. Such a combination could materially increase the severity of the impact of these risks on our businesses, results of operations, financial condition and liquidity above and beyond a risk's singular impact.

MARKET CONDITIONS

Deterioration of economic conditions, geopolitical tensions, changes in market conditions or weakening in global capital markets may materially affect our businesses, results of operations, financial condition and liquidity.

Our businesses are highly dependent on global economic and market conditions. Weaknesses in economic conditions, including a recessionary environment, poor capital markets performance and market volatility have in the past led to, and may in the future lead to, among other consequences, a poor operating environment, erosion of consumer and investor confidence, reduced business volumes, deteriorating liquidity, declines in asset valuations and impacts on policyholder behavior that could influence reserve valuations.

Key ways in which we have in the past been, and could in the future be, negatively affected by economic conditions include:

- increases in policy withdrawals, lapses, surrenders and cancellations and other impacts from changes in policyholder behavior compared to that assumed in pricing;

- increased loss payments and loss costs due to inflation;

- increased challenges to insurance policy terms and conditions, such as standard exclusions;

- increases in costs associated with third-party reinsurance, or decreased ability to obtain reinsurance on acceptable terms;

- the increased likelihood of, or increased magnitude of, asset impairments caused by market fluctuations, deterioration in collateral values or credit deterioration of borrowers; and

- reduced premium and deposits.

Adverse economic conditions may result from a variety of factors including domestic and global economic and political developments, including elevated interest rates, plateauing or decreasing economic growth and business activity, recessions, social inflation, inflationary or deflationary pressures in developed economies, including the United States, civil unrest, pandemics, geopolitical tensions, foreign investment restrictions, or military action, such as the armed conflict between Ukraine and Russia and corresponding sanctions imposed by the United States and other countries or the conflict in Israel and the surrounding areas, and new or evolving legal and regulatory requirements on business investment, hiring, migration, labor supply and global supply chains.

These and other market, economic, regulatory and political factors, including the prolonged effects of elevated inflation, turmoil in the global banking sector and related macroeconomic uncertainty, and domestic and international political tension, including any potential U.S. government shutdown, have had and could continue to have a material adverse effect on our businesses, results of operations, financial condition, capital and liquidity in many ways, including:

- lower levels of consumer demand for and ability to afford our products and commercial business activities that have decreased and may continue to decrease revenues and profitability and thus impair goodwill, deferred tax assets or other long-term assets;

- increased credit impairments, downgrades and losses across single or numerous asset classes due to lower collateral values or deteriorating cash flow and profitability by borrowers that could lead to higher defaults on the Company's investment portfolio, especially in geographic, industry or investment sectors where the Company has higher concentrations of exposure, such as real estate related borrowings, and widening of credit spreads that could reduce investment asset valuations, decrease fee income and increase statutory capital requirements;

- increased market volatility and uncertainty that could decrease liquidity, increase borrowing costs and limit access to capital markets;

- the reduction of investment income generated by our investment portfolio;

- disruption to our business operations in countries experiencing geopolitical tensions as well as increased costs associated with meeting customer needs in such regions;
- increased costs related to our direct and third-party support services, labor and financing, increased credit risk and decreased sales as a result of inflationary pressures; and
- limitations on business activities and increased compliance risks with respect to economic sanctions regulations relating to jurisdictions in which our businesses operate or we have operations.

In addition, if our investment managers, including Blackstone Inc. (Blackstone) and BlackRock, Inc. (BlackRock), or any other investment managers we engage, fail to react appropriately to difficult market or economic conditions, our investment portfolio could incur material losses.

Changes in interest rates have materially and adversely affected and may continue to materially and adversely affect our profitability.

Global interest rates increased steadily in 2022 and 2023, including in the United States, and in some cases, have risen rapidly after an extended period at or near historic lows.

We are exposed primarily to the following risks arising from or exacerbated by fluctuations in interest rates:

- mismatch between the expected duration of our liabilities and our assets;
- impairment to our ability to earn the returns or spreads assumed in the pricing and the reserving for our products;
- changes in certain statutory reserve or capital requirements that are based on formulas or models that consider interest rates or prescribed interest rates, such as cash flow testing reserves;
- changes in the costs of derivatives we use for hedging or increases in the volume of hedging we do;
- an increase in policy loans, surrenders and withdrawals as interest rates rise;
- loss from reduced fee income, and changes in the fair values of Market Risk Benefits (MRBs) and embedded derivatives;
- the reinvestment risk associated with more prepayments on mortgage-backed securities and other fixed income securities in decreasing interest rate environments and fewer prepayments in increasing interest rate environments;
- volatility in our generally accepted accounting principles (GAAP) results of operations driven by interest rate-related components of liabilities and equity market-related components of optional guaranteed benefits and the cost of associated hedges in low interest rate environments; and
- increased financing and refinancing costs, in particular with respect to our corporate debt instruments.

Changes in interest rates have had and could continue to have a material adverse effect on the value of our investment portfolio. For example, increases in interest rates have impacted, and may continue to impact, our investment portfolio by decreasing the estimated fair values of the fixed income securities that constitute a substantial portion of our investment portfolio as well as the alternative investments in our investment portfolio. This in turn has increased and could continue to increase the unrealized loss positions in our portfolio and adversely affect our ability to realize our deferred tax assets, thereby materially and adversely affecting our business, results of operations, financial condition and liquidity. Furthermore, changes in interest rates and credit spreads have led to decreasing the average account value of our separate accounts thereby negatively impacting the fee income we earn.

In periods of rapidly increasing interest rates or sustained periods of elevated interest rates, such as the current interest rate environment, we may not be able to purchase, in a timely manner, the investments in our general account with yields sufficient to fund the higher crediting rates necessary to keep interest rate sensitive products that we offer competitive. Therefore, we may need to accept a lower investment spread and, thus, lower profitability, or face a decline in sales and greater loss of existing contracts and related assets. Policy loans, surrenders and withdrawals also tend to increase as policyholders seek investments with higher perceived returns in higher interest rate environments. These impacts may continue to result in significant cash outflows requiring that we sell investments at a time when the prices of those investments are adversely affected by interest rate volatility, which could result in realized investment losses when selling assets in an unrealized loss position.

Conversely, the sustained low interest rates we experienced through early 2022 negatively affected and, should a low interest rate environment return, could in the future negatively affect the performance of our investments and reduce the level of investment income earned on our investment portfolios, resulting in net investment spread compression. We experience lower investment income as well as lower sales of new Life and Retirement insurance products, including interest rate sensitive products, and policies when a low or declining U.S. interest rate environment persists, and/or interest rates turn negative, and these effects can persist so long as the investments purchased and products issued remain outstanding, even after rates have risen. We may also experience lower investment income if we are forced to reinvest cash flows from investments at rates below the average yield of our existing portfolios. Due to practical and capital markets limitations, we have in the past not been and may in the future not be able to fully mitigate our interest rate risk by matching exposure of our assets relative to our liabilities. Low levels of interest rates have in the past and could in the future continue to impair our ability to earn the returns assumed in the pricing and the reserving for our products at the time they were sold and issued.

In addition, fluctuations in interest rates may expose us to the risk of increases in certain statutory reserve requirements that are based on formulas or models that consider interest rates, which would reduce statutory capital, and increases in capital requirements and the amount of assets we must maintain to support statutory reserves, which would reduce surplus.

The primary source of our exposure to credit spreads is in the value of our fixed income securities. If credit spreads widen significantly, we could be exposed to higher levels of defaults and impairments. If credit spreads tighten significantly, it could result in reduced net investment income and, in turn, reduced profitability associated with new purchases of fixed maturity securities.

Tightening credit spreads would reduce the discount rates used in the principles-based statutory reserve calculation, potentially increasing statutory reserve requirements and, in turn, reducing statutory surplus. Although these effects on bond fund valuation and reserve discount rates run in offsetting directions for either credit spread widening or narrowing, it is possible for one of them to outweigh the other under certain market conditions. Any of these risks could cause an adverse effect on our business, results of operations, financial condition and liquidity.

RESERVES AND EXPOSURES

The amount and timing of insurance and reinsurance liability claims are difficult to predict and such claims may exceed the related liability for unpaid losses and loss adjustment expenses or future policy benefits, or the liabilities associated with certain guaranteed benefits and indexed features accounted for as embedded derivatives at fair value.

We regularly review the adequacy of the established liability for unpaid losses and loss adjustment expenses and future policy benefits, as well as liabilities associated with certain guaranteed benefits and indexed features accounted for as embedded derivatives at fair value. We also conduct extensive analyses of our reserves and embedded derivatives during the year. Our liability for unpaid losses and loss adjustment expenses, future policy benefits and embedded derivatives, however, has and may develop adversely and materially impact our businesses, results of operations, financial condition and liquidity.

For General Insurance, estimation of ultimate net losses, loss expenses and the liability for unpaid losses and loss adjustment expenses is a complex process, particularly for both long-tail and medium-tail liability lines of business. There is also greater uncertainty in establishing reserves with respect to new business, particularly new business involving recently introduced product lines. In these cases, there is less historical experience or knowledge and less data upon which the actuaries can rely. Estimating reserves is further complicated by unexpected claims or unintended coverages that emerge due to unexpected events, such as pandemics or geopolitical conflicts. These emerging issues may increase the size or number of claims beyond our underwriting intent and may not become apparent for many years after a policy is issued.

While we use a number of analytical reserve development techniques to project future loss development, the liability for unpaid losses and loss adjustment expenses has been and may continue to be significantly affected by changes in loss cost trends or loss development factors that were relied upon in setting the liability for unpaid losses and loss adjustment expenses. These changes in loss cost trends or loss development factors could be due to changes in actual versus expected claims and losses, difficulties in predicting changes, such as changes in inflation, unemployment, or other social or economic factors affecting claims, including judicial and legislative actions, and changes in the tort environment. Any deviation in loss cost trends or in loss development factors might not be identified for an extended period of time after we record the initial loss reserve estimates for any accident year or number of years.

For Life and Retirement, establishment and ongoing calculations of reserves for future policy benefits and related reinsurance assets as well as embedded derivatives and MRBs is a complex process with significant judgmental inputs, assumptions and modeling techniques, in each case yielding corresponding results which may be inaccurate or incorrect. We make assumptions regarding mortality, morbidity, discount rates, persistency and policyholder behavior at various points, including at the time of issuance and in subsequent reporting periods. An increase in the valuation of the liability could result to the extent emerging and actual experience deviates from these assumptions. The inputs and assumptions used in connection with calculations of reserves for future policy benefits are inherently uncertain. Experience may develop adversely such that additional reserves must be established or the value of MRBs or embedded derivatives may increase. Adverse experience could arise out of a number of factors, including, but not limited to, a severe short-term event, such as a pandemic or changes to policyholder behavior during stressed economic periods, or due to mis-estimation of long-term assumptions such as mortality, interest rates, credit spreads, equity market levels and volatility and persistency assumptions. Certain variables, such as policyholder behavior, are difficult to estimate and can have a significant impact on future policy benefits, MRBs and embedded derivatives. We review and update actuarial assumptions at least annually, typically in the third quarter for reserves, MRBs and embedded derivatives. Additionally, we regularly carry out cash flow testing for statutory reporting. If actual experience or revised future expectations result in projected future losses, we may be required to record additional liabilities through a charge to policyholder benefit expense, net realized gains or losses, or changes in market risk benefits in the then-current period, which could negatively affect our business, results of operations, financial condition and liquidity.

For additional information on reserve development, see Part II, Item 7. MD&A – Insurance Reserves.

For additional information on our loss reserves, see Part II, Item 7. MD&A – Critical Accounting Estimates – Loss Reserves and Note 13 to the Consolidated Financial Statements.

For additional information regarding these products, see Item 1. Business – Regulation, Part II, Item 7. MD&A – Critical Accounting Estimates – Market Risk Benefits, and Notes 13 and 14 to the Consolidated Financial Statements.

Reinsurance may be unavailable or too expensive relative to its benefit, and may not be adequate to protect us against losses.

Our subsidiaries are major purchasers of third-party reinsurance and we use reinsurance as part of our overall risk management strategy. While reinsurance does not discharge our subsidiaries from their obligation to pay claims for losses insured under our policies, it does make the reinsurer liable to the subsidiaries for the reinsured portion of the risk. Market conditions beyond our control have impacted and may in the future impact the availability and cost of reinsurance and could have a material adverse effect on our business, results of operations and financial condition. For example, reinsurance is typically more difficult or costly to obtain after a year or consecutive years with a large number of major catastrophes, the likelihood of which may be exacerbated by climate change. We have been and may, at certain times be, (i) forced to incur additional costs for reinsurance, (ii) unable to obtain sufficient reinsurance on acceptable terms, or (iii) unable to obtain reinsurance for certain parts of our business. In instances where reinsurance is more costly, insufficient on acceptable terms or unavailable, we have had to, and will in the future have to accept an increase in exposure to risk, reduce or stop writing certain lines of business written by our subsidiaries or seek alternatives in line with our risk limits, or a combination thereof.

Additionally, we are exposed to credit risk with respect to our subsidiaries' reinsurers to the extent the reinsurance receivable is not secured, or is inadequately secured by collateral or does not benefit from other credit enhancements. We also bear the risk that a reinsurer is, or may be, unwilling to pay amounts we have recorded as reinsurance recoverables for any reason, including that (i) the terms of the reinsurance contract do not reflect the intent of the parties to the contract or there is a disagreement between the parties as to their intent, or (ii) the terms of the contract cannot be legally enforced. In addition, we bear the risk that (i) the terms of the contract are interpreted by a court or arbitration panel differently than expected, (ii) the reinsurance transaction performs differently than we anticipated compared to the original structure, terms or conditions, or (iii) a change in laws and regulations, or in the interpretation of the laws and regulations, materially impacts a reinsurance transaction. The insolvency of one or more of our reinsurers, the inability or unwillingness of such reinsurers to make timely payments under the terms of our contracts or payments in an amount equal to our reinsurance recoverable, or the risk that the reinsurance transaction does not operate as intended, including due to a change in laws and regulations or on account of court or arbitration panel interpretations, could have a material adverse effect on our results of operations and liquidity.

Moreover, the use of reinsurance placed in the capital markets may not provide the same levels of protection as traditional reinsurance transactions. Any disruption, volatility and uncertainty in these markets, such as following a major catastrophic event, may limit our ability to access such markets on terms favorable to us or at all. Also, to the extent that we intend to use structures based on an industry loss index or other non-indemnity trigger rather than on actual losses incurred by us, we could be subject to residual risk.

Our Life and Retirement companies also utilize intercompany reinsurance arrangements to provide capital benefits to their affiliated cedants. They have also pursued, and may continue to pursue, reinsurance transactions with external parties and permitted practices to manage the capital impact of statutory reserve requirements under applicable reserving rules, including principle-based reserving (PBR). The application of actuarial guidelines and PBR involves numerous interpretations. If state insurance departments do not agree with our interpretations or if regulations change with respect to our ability to manage the capital impact of certain statutory reserve requirements, the statutory reserve requirements of our Life and Retirement companies could increase, or the ability of our Life and Retirement companies to take reserve credit for reinsurance transactions could be reduced or eliminated. Additionally, if the ratings of our Life and Retirement companies decline, we could incur higher costs to obtain reinsurance, each of which could adversely affect sales of our products and our financial condition or results of operations.

The availability of private sector reinsurance for terrorism is limited and we currently have limited reinsurance coverage for terrorist attacks. While we benefit from the Terrorism Risk Insurance Program Reauthorization Act (TRIPRA), which provides U.S. government risk assistance to the insurance industry to manage the exposure to terrorism incidents, TRIPRA has specific program limits and does not cover losses in certain lines of business such as personal property and personal casualty. We also rely on the government sponsored and government arranged terrorism reinsurance programs, including pools, in force in applicable non-U.S. jurisdictions. The realization of these risks may materially and adversely affect our business, results of operations and financial condition.

For additional information on our reinsurance recoverable, see Part II, Item 7. MD&A – Enterprise Risk Management – Insurance Risks – Reinsurance Activities – Reinsurance Recoverable.

Our consolidated results of operations, liquidity, financial condition and ratings are subject to the effects of natural and man-made catastrophic events as well as mass torts.

Events such as hurricanes, windstorms, hailstorms, flooding, earthquakes, landslides, wildfires, solar storms, earth sinking, tsunamis, war or other military action, acts of terrorism, explosions and fires, cyberattacks, product defects, pandemics and other highly contagious diseases, mass torts, civil unrest and other catastrophes have adversely affected our business in the past and could do so in the future.

Catastrophic events, and any relevant regulations, have in the past and could in the future result in losses in any business in which we operate, and could expose us to:

- widespread claim costs associated with property, casualty, general liability, bodily injury, workers' compensation, accident and health, travel, business interruption, cyber and mortality and morbidity claims, among others;

- loss resulting from a decline in the value of our invested assets;

- limitations on our ability to recover deferred tax assets;

- loss resulting from actual policy experience that is adverse compared to the assumptions made in product pricing;

- revenue loss due to decline in customer base;

- declines in value and/or losses with respect to companies and other entities whose securities we hold and counterparties we transact business with and have credit exposure to, including reinsurers; and

- significant disruptions to our physical infrastructure, systems and operations.

Natural and man-made catastrophic events are generally unpredictable. Our exposure to catastrophe-related loss depends on various factors, including the frequency and severity of the catastrophes, the availability of reinsurance, the rate of inflation and the value and geographic or other concentrations of insured companies and individuals. Vendor models and proprietary assumptions and processes that we use to manage catastrophe exposure may prove to be ineffective due to incorrect assumptions or estimates. For example, modeling for terrorism, cyber events and pandemics is more difficult and may be less reliable.

In addition, legislative and regulatory initiatives and court decisions following major catastrophes (both natural and man-made), as well as mass torts, have required and could in the future require us to pay the insured beyond the provisions of the original insurance policy and may prohibit the application of a deductible, resulting in inflated and unanticipated claims; or impose other restrictions, which would reduce our ability to mitigate exposure. These initiatives could impair our cash flows and, without regulatory relief, could reduce our subsidiaries' capital ratios.

For additional information on potential catastrophic events, including a sensitivity analysis of our exposure to certain catastrophes, see Part II, Item 7. MD&A – Enterprise Risk Management – Insurance Risks.

For information regarding the effects of climate change on our business, see Reserves and Exposures – "Climate change may adversely affect our business and financial condition" below.

For information regarding the effects of the COVID-19 pandemic on our business, see Business and Operations – "An epidemic, pandemic or other health crisis could materially and adversely affect our business results of operations, financial condition and liquidity. COVID-19 (including variants) has adversely affected and may continue to adversely affect our global business, results of operations, financial condition and liquidity." below.

Climate change may adversely affect our business and financial condition.

Climate change, indicated by higher concentrations of greenhouse gases, a warming atmosphere and ocean, wildfires, diminished snow and ice, and a rise in sea levels, appears to have contributed to an increase in the frequency and severity of natural disasters and the creation of uncertainty as to future trends and exposures. As such, climate change presents significant financial implications for AIG in areas such as underwriting, claims and investments, as well as risk capacity, financial reserving and operations.

Climate change presents challenges to our ability to effectively underwrite, model and price catastrophe risk particularly if the frequency and severity of catastrophic events such as pandemics, hurricanes, tornadoes, heatwaves, floods, wildfires and windstorms and other natural disasters continue to increase. For example, losses resulting from actual policy experience may be adverse as compared to the assumptions made in product pricing as well as mortality assumptions and our ability to mitigate our exposure may be reduced.

Climate change-related risks may also adversely impact the value of the securities that we hold or lead to credit risk of other counterparties we transact business with, including reinsurers. Our reputation or corporate brand could also be negatively impacted as a result of changing customer or societal perceptions of organizations that we either insure or invest in due to their actions (or lack thereof) with respect to climate change, as well as political initiatives or other stakeholder expectations with respect thereto. Any policies adopted by investors to address changing societal perceptions on climate change could result in increased compliance costs to our businesses and changes to our corporate governance and risk management practices, and may affect the type of assets we hold in our investment portfolio.

In addition, lawmakers and regulators have imposed and may continue to impose new requirements or issue new guidance aimed at addressing or mitigating climate change-related risks and efforts undertaken in response thereto. Additional actions by foreign governments, regulators and international standard setters have and could result in substantial expansions of the regulations, guidance or expectations to which we may be subject. It is also possible that the laws, regulations and guidance adopted in U.S. state, U.S. federal or foreign jurisdictions regarding climate change-related risks will differ from one another, and that they could be inconsistent with the laws and regulations of other jurisdictions in which we operate.

Additionally, litigation related to climate change has increased in recent years. Many lawsuits center on enforcement or interpretation of environmental laws and regulations, often seeking to use litigation as a tool to influence governmental and corporate climate policies. Other cases seek damages for contribution to climate change or for insufficient disclosure around material financial risks. Increased litigation of this nature could trigger losses under liability policies, such as casualty and directors' and officers' insurance policies, increase our liabilities and affect the viability of certain of our business lines.

In addition, severe weather and other effects of climate change result in more frequent and more severe damages, leading to lawsuits. Indirect climate change effects are also seen in litigation over flooding, mudslides and other severe weather that results in injury or damage, as well as in construction defect litigation, chemical release lawsuits, and workers' compensation claims. Litigation related to climate change may, through increased claims from our customers and adverse impacts to the value of the securities that we hold, adversely impact our business and results of operations.

We have also faced and may continue to face business continuity risk as a result of climate change-related incidents that may disrupt business operations, including extreme weather events. We cannot predict the long-term impacts of climate change on our business and results of operations.

For information regarding risks associated with other catastrophic events, see Reserves and Exposures – "Our consolidated results of operations, liquidity, financial condition and ratings are subject to the effects of natural and man-made catastrophic events" above.

Concentration of our insurance, reinsurance and other risk exposures may have adverse effects.

We are exposed to risks as a result of concentrations in our insurance and reinsurance policies, investments, derivatives and other obligations that we undertake for customers and counterparties. Further, any risk management arrangements we employ to manage concentration risks, whether directly or through third parties, may not be available on acceptable terms or may prove to be ineffective. Our risk exposures under insurance and reinsurance policies, derivatives and other obligations are, from time to time, compounded by risk exposure assumed in our investment business. Also, our exposure for certain single risk coverages and other coverages may be so large that adverse experience compared to our expectations may have a material adverse effect on our consolidated results of operations or result in additional statutory capital requirements for our subsidiaries.

In addition, the separation of our Life and Retirement business, if completed, could increase the materiality of these potential concentrations in the remaining portfolio. *For additional information on risks associated with the separation of the Life and Retirement business from AIG, see Business Operations – "No assurances can be given that the separation of our Life and Retirement business will be completed or as to the specific terms or timing thereof. In addition, we may not achieve the expected benefits of the separation and will have continuing equity market exposure to Corebridge until we fully divest our stake" below.*

Also see Part II, Item 7. MD&A – Business Segment Operations – General Insurance – Business Strategy and – Business Segment Operations – General Insurance – Industry and Economic Factors, and Part II, Item 7. MD&A – Business Segment Operations – Life and Retirement – Business Strategy and – Business Segment Operations – Life and Retirement – Industry and Economic Factors.

Fortitude Re may fail to perform its obligations and the accounting treatment of our reinsurance agreements with Fortitude Re leads to volatility in our results of operations.

As of December 31, 2023, approximately $27.6 billion of reserves from AIG's Life and Retirement Run-Off Lines and approximately $3.0 billion of reserves from AIG's General Insurance Run-Off Lines, related to business written by multiple AIG subsidiaries, had been ceded to Fortitude Re under reinsurance transactions. These reserve balances are fully collateralized pursuant to the terms of the reinsurance transactions. Our subsidiaries continue to remain primarily liable to policyholders under the business reinsured with Fortitude Re. As a result, if Fortitude Re is unable to successfully operate, or other issues arise that affect its financial condition or ability to satisfy or perform its obligations to our subsidiaries, we could experience a material adverse effect on our results of operations, financial condition and liquidity to the extent the amount of collateral posted in respect of our reinsurance receivable is inadequate. Further, as is customary in similar reinsurance agreements, upon the occurrence of certain termination and recapture triggers, our subsidiaries may elect or may be required to recapture the business ceded under such reinsurance agreements, which would result in a substantial increase to our net insurance liabilities and statutory capital requirements and may require us to raise capital to recapture such ceded business. These termination and recapture triggers include Fortitude Re becoming insolvent or being placed into liquidation, rehabilitation, conservatorship, supervision, receivership, bankruptcy or similar proceedings, certain regulatory ratios falling below certain thresholds, and, in the case of those reinsurance agreements made with Life and Retirement, Fortitude Re's failure to perform under the reinsurance agreements, or its entry into certain transactions without receiving the consent of Corebridge.

As the reinsurance transactions between AIG and Fortitude Re are structured as modified coinsurance (modco) for the Life and Retirement Run-Off Lines and loss portfolio transfer arrangements with funds withheld for the General Insurance Run-Off Lines, the manner in which we account for these reinsurance arrangements has led, and will continue to lead, to volatility in our results of operations. In modco and funds withheld arrangements, the investments supporting the reinsurance agreements, and which reflect the majority of the consideration that is paid to the reinsurer for entering into the transaction, are withheld by, and therefore continue to reside on the balance sheet of, the ceding company (i.e., AIG and its subsidiaries) thereby creating a potential obligation for the ceding company to pay the reinsurer (i.e., Fortitude Re) at a later date. Additionally, as our applicable insurance subsidiaries maintain ownership of these investments, AIG will maintain its existing accounting for these assets (e.g., the changes in fair value of available for sale securities will be recognized within other comprehensive income). AIG has established a funds withheld payable to Fortitude Re while simultaneously establishing a reinsurance asset representing reserves for the insurance coverage that Fortitude Re has assumed. The funds withheld payable contains an embedded derivative and changes in fair value of the embedded derivative related to the funds withheld payable are recognized in earnings through realized gains (losses). This embedded derivative is considered a total return swap with contractual returns that are attributable to various assets and liabilities associated with these reinsurance agreements. As a result of changes in the fair value of the embedded derivative, we experience volatility in our GAAP net income.

For additional information on our exposure to credit risk of reinsurers, see Reserves and Exposures – "Reinsurance may be unavailable or too expensive relative to its benefit, and may not be adequate to protect us against losses" above.

Losses due to nonperformance or defaults by counterparties may materially and adversely affect the value of our investments, our profitability and sources of liquidity.

We are exposed to credit risk arising from exposures to various counterparties related to investments, derivatives, premiums receivable, certain General Insurance businesses and reinsurance recoverables. These counterparties include, but are not limited to, issuers of fixed income and equity securities we hold, borrowers of loans we hold, customers, plan sponsors, trading counterparties, counterparties under swaps and other derivatives instruments, reinsurers, corporate and governmental entities whose payments or performance we insure, joint venture partners, clearing agents, exchanges, clearing houses, custodians, brokers and dealers, commercial banks, investment banks, intra-group counterparties with respect to derivatives and other third parties, financial intermediaries and institutions and guarantors. These counterparties may default on their obligations to us due to bankruptcy, insolvency, receivership, financial distress, lack of liquidity, adverse economic conditions, operational failure, fraud, government intervention and other reasons. In addition, for exchange-traded derivatives, such as futures, options as well as "cleared" over-the-counter derivatives, we are generally exposed to the credit risk of the relevant central counterparty clearing house and futures commission merchants through which we clear derivatives. Defaults by these counterparties on their obligations to us could have a material adverse effect on the value of our investments, business, financial condition, results of operations and liquidity.

An insolvency of, or the appointment of a receiver to rehabilitate or liquidate, a significant competitor could negatively impact our business if such appointment were to impact consumer confidence in our products and services. Additionally, if the underlying assets supporting the structured securities we invest in are expected to default or actually default on their payment obligations, our securities may incur losses.

In addition, our exposure to credit risk may be exacerbated in periods of market or credit stress, as derivative counterparties take a more conservative view of their acceptable credit exposure to us, resulting in reduced capacity to execute derivative-based hedges.

INVESTMENT PORTFOLIO AND CONCENTRATION OF INVESTMENTS

Our investment portfolio is concentrated in certain segments of the economy, and the performance and value of our investment portfolio are subject to a number of risks and uncertainties.

Our results of operations and financial condition have in the past been, and may in the future be, adversely affected by the degree of concentration in our consolidated investment portfolio. For example, we have significant holdings of real estate and real estate-related investments, including residential mortgage- backed, commercial mortgage-backed and other asset-backed securities and residential and commercial (including office) mortgage loans. We also have significant exposures to financial institutions and, in particular, to money center banks and global banks, certain industries, such as energy and utilities, the U.S. federal, state and local government issuers and authorities, and global financial institutions, governments and corporations. Events or developments that have a negative effect on any particular industry, asset class, group of related industries or geographic region may adversely affect the valuation of our investments to the extent they are concentrated in such segments. Our ability to sell assets in such segments may be limited.

Our investments are also subject to market risks and uncertainties, including, in addition to interest rate risk, changes in the level of credit spreads, currency rates, and commodity and equity prices, each of which has affected and will continue to affect the value of investments in our investment portfolio as well as the performance of, and returns generated by, such investments. *For information regarding risks associated with interest rate volatility, see Market Conditions above.*

Furthermore, our alternative investment portfolio, which is subject to volatility in equity markets, includes investments for which changes in fair value are reported through pre-tax income. An economic downturn or decline in the capital markets has had and could continue to have a material adverse effect on our investment income, including as a result of decreases in the fair value of alternative investments.

We rely on investment management and advisory arrangements with third-party investment managers for the majority of our investment portfolio. The historical performance of Blackstone, BlackRock or any other investment manager we engage should not be considered as indicative of the future results of our investment portfolio, our future results or any returns expected on AIG Common Stock.

In 2021, AIG entered into a long-term investment management relationship with Blackstone, pursuant to which Blackstone is initially managing $50 billion of Corebridge's existing investment portfolio, with that amount increasing to an aggregate of $92.5 billion by the third quarter of 2027. In addition, beginning in April 2022, certain AIG and Corebridge insurance company subsidiaries entered into investment management agreements with BlackRock and as of December 31, 2023, BlackRock manages $135 billion of our investment portfolio, consisting of liquid fixed income and certain private placement assets, including $76 billion of Corebridge assets. In addition, liquid fixed income assets associated with the Fortitude Re funds withheld asset portfolio were separately transferred to BlackRock for management.

As part of the arrangements with Blackstone, Blackstone is serving as exclusive external investment manager for certain of Corebridge's current and future insurance company subsidiaries for certain asset classes, which has led to an increase in investment management fees payable by us as compared to expenses we have historically incurred for similar services. Under the arrangements with Blackstone, there are provisions that require minimum management fees to be paid to Blackstone to the extent actual amounts charged to the Corebridge insurance company subsidiaries are below such minimums. Also, the exclusivity provisions and termination provisions that are part of these arrangements with Blackstone may prevent certain of our Corebridge subsidiaries from retaining other external investment managers with respect to the subject asset classes who may produce better returns on investments than Blackstone. In addition, pursuant to the relevant agreements with Blackstone, if such agreements are terminated for reasons other than certain specified reasons, Corebridge could be required to continue paying investment advisory fees to Blackstone regardless of the termination. Corebridge may not have the funds available to pay any such fees and its insurance company subsidiaries may not be able or permitted to pay dividends or make other distributions to Corebridge in an amount sufficient to pay any such fees or at all. Any requirement to pay such fees could adversely affect our business, results of operations, financial condition and liquidity.

In addition, Blackstone and BlackRock are generally compensated based solely on our assets which they manage, rather than by investment return targets, and as a result, Blackstone and BlackRock are not directly incentivized to maximize investment returns. Our investment portfolio's returns have benefited historically from investment opportunities and general market conditions that may not currently exist and may not be repeated. There can be no guarantee that Blackstone, BlackRock or any other investment manager we engage will be able to achieve any particular returns or generate investment opportunities with attractive, risk-adjusted returns for our investment portfolio in the future. If Blackstone or BlackRock is unable to effectively manage our portfolio, due to the concentration of assets in our portfolio that are managed by Blackstone and BlackRock, such inability could adversely affect our business, results of operations, financial condition and liquidity.

Additionally, from time to time, we consider and engage in discussions with external asset managers about managing other assets in our investment portfolio that are currently managed by us. If we increase the amount of assets in our investment portfolio managed by external asset managers, it may lead to an increase in investment advisory fees payable by us. In addition, we may become more reliant on our external asset managers, and such increased dependence may reduce our internal capabilities and expertise or expose us to greater risk, including the risk that external asset managers may fail to meet our performance expectations or otherwise experience disruptions or losses.

Our valuation of investments and derivatives involves the application of methodologies and assumptions to derive estimates, which may differ from actual experience and could result in changes to investment valuations that may materially adversely affect our business, results of operations, financial condition and liquidity or lead to volatility in our net income.

It has been and may continue to be difficult to value certain of our investments or derivatives that are not actively traded. There also may be cases where certain assets in normally active markets with significant observable data become inactive with insufficient observable data due to the financial environment or market conditions in effect at that time. As a result, valuations may include inputs and assumptions that are less observable or require greater estimation and judgment as well as valuation methods that are more complex. These values may not be realized in a market transaction, may not reflect the value of the asset and may change very rapidly as market conditions change and valuation assumptions are modified. Decreases in value and/or an inability to realize that value in a market transaction or other disposition may have a material adverse effect on our business, results of operations, financial condition and liquidity.

For information regarding volatility in accounting as it relates to Fortitude Re, see Reserves and Exposures – "Fortitude Re may fail to perform its obligations and the accounting treatment of our reinsurance agreements with Fortitude Re leads to volatility in our results of operations" above.

LIQUIDITY, CAPITAL AND CREDIT

AIG Parent's ability to access funds from our subsidiaries is limited, and our sources of liquidity may be insufficient to meet our needs, including providing capital that may be required by our subsidiaries.

As a holding company, AIG Parent depends on dividends and other payments from its subsidiaries to fund operations, pay dividends, repurchase shares, meet debt service obligations and meet the capital and liquidity needs of our subsidiaries. The majority of our investments are held by our regulated subsidiaries. Any inability by our subsidiaries to make dividend or other payments in an amount sufficient to enable AIG Parent to meet its cash requirements could have an adverse effect on our operations or our business, results of operations, financial condition, capital and liquidity.

The ability of our subsidiaries to pay dividends to AIG Parent in the future will depend on their earnings, capital levels, tax considerations, covenants contained in any financing or other agreements, applicable regulatory restrictions and rating agency requirements. In addition, such payments could be limited as a result of claims against our subsidiaries by their creditors, including suppliers, vendors, lessors and employees. Additionally, our insurance subsidiaries may be limited in their ability to make dividend payments to AIG Parent in the future because of the need to meet their obligations or to support their own capital levels or because of regulatory limits and restrictions or changes in, or interpretations of, regulatory or rating agency standards.

Our decision to pursue strategic changes or transactions in our business and operations may also subject our subsidiaries' dividend plans to heightened regulatory scrutiny and could make obtaining regulatory approvals for extraordinary distributions by our subsidiaries, if required, more difficult. We are also subject to certain other restrictions on our capital from time to time.

If our liquidity is insufficient to meet our needs, we may need to have recourse to third-party financing, external capital markets or other sources of liquidity, which may not be available or could be expensive. The availability and cost of any additional financing at any given time depends on a variety of factors, including general market conditions, the volume of trading activities, the overall availability of credit, regulatory actions and our credit ratings and credit capacity. It is also possible that, as a result of such recourse to external financing, customers, lenders or investors could develop a negative perception of our long- or short-term financial prospects. If AIG Parent is unable to satisfy a capital need of a subsidiary, the credit rating agencies could downgrade the subsidiary's financial strength ratings or the subsidiary could become insolvent or, in certain cases, could be seized by its regulator.

In the ordinary course of our business, we are required to post collateral for our insurance company subsidiaries from time to time. If our reinsurance liabilities increase, we may be required to post additional collateral for insurance company clients that we reinsure. In addition, we may be required to post additional collateral due to regulatory changes from time to time, which could adversely impact our business, financial condition, results of operations and cash flows.

For additional information on our liquidity, see Part II, Item 7. MD&A – Liquidity and Capital Resources.

For additional information on rating agency requirements, see Liquidity, Capital and Credit – "A downgrade by one or more of the rating agencies in the Insurer Financial Strength ratings of our insurance companies could limit their ability to write or prevent them from writing new business and impair their retention of customers and in-force business, and a downgrade in our credit ratings could adversely affect our business, results of operations, financial condition and liquidity" below.

We may not be able to generate cash to meet our needs due to the illiquidity of some of our investments.

We have a diversified investment portfolio. However, economic conditions as well as adverse capital market conditions, including a lack of buyers, the inability of potential buyers to obtain financing on reasonable terms, volatility, credit spread changes, interest rate changes, foreign currency exchange rates and/or declines in collateral values have in the past impacted, and may in the future impact, the liquidity and value of our investments.

We have investments in certain securities, including certain fixed income structured and privately placed securities as well as investments in private equity funds and hedge funds, mortgage loans, finance receivables and real estate, that are less liquid than other types of securities. Collectively, investments in these assets had a carrying value of $68 billion at December 31, 2023. If it became necessary to sell such assets in a stressed market environment, the prices achieved in any sale of such securities may be lower than their carrying value, which could cause a material adverse effect on our business, financial condition, results of operations and cash flows. Adverse changes in the valuation of real estate and real estate-linked assets, volatility or deterioration of capital markets and widening credit spreads have in the past, and may in the future, materially adversely affect the liquidity and the value of our investment portfolios, including our residential and commercial mortgage related securities portfolios.

In the event additional liquidity is required by one or more of our companies, it may be difficult for us to generate additional liquidity by selling, pledging or otherwise monetizing these or other of our investments at reasonable prices and time frames.

A downgrade by one or more of the rating agencies in the Insurer Financial Strength ratings of our insurance companies could limit their ability to write or prevent them from writing new business and impair their retention of customers and in-force business, and a downgrade in our credit ratings could adversely affect our business, results of operations, financial condition and liquidity.

Downgrades of the Insurer Financial Strength (IFS) ratings of our insurance companies could (i) prevent these companies from selling, or make it more difficult for them to succeed in selling, products and services, (ii) make it more difficult for them to obtain new reinsurance or obtain it on reasonable pricing terms, and/or (iii) result in increased policy cancellations, lapses and surrenders, termination of, or increased collateral posting obligations under, assumed reinsurance contracts, or return of premiums.

A downgrade in AIG Parent's credit ratings could result in a downgrade of the IFS ratings of our insurance or reinsurance subsidiaries. Similarly, under credit rating agency policies, a downgrade of the IFS ratings of our insurance and reinsurance subsidiaries could also result in a downgrade in AIG Parent's credit ratings.

In addition, a downgrade of our long-term debt ratings could increase our financing costs and limit the availability of financing. A downgrade would also require us to post additional collateral payments related to derivative transactions to which we are a party, and could cause counterparties to limit or reduce their exposure to us and thus reduce our ability to manage our market risk exposures effectively.

These events could adversely affect our business, results of operations, financial condition and liquidity.

For additional information on rating agency actions, see Part II, Item 7. MD&A – Liquidity and Capital Resources – Credit Ratings and – Financial Strength Ratings.

BUSINESS AND OPERATIONS

No assurances can be given that the separation of our Life and Retirement business will be completed or as to the specific terms or timing thereof. In addition, we may not achieve the expected benefits of the separation and will have continuing equity market exposure to Corebridge until we fully divest our stake.

Since September of 2022 when AIG closed on the initial public offering Corebridge's common stock, we have been selling down our ownership interest. As of December 31, 2023, AIG holds 52.2 percent of Corebridge common stock. While we currently intend to sell down our remaining ownership interest in Corebridge over time, there can be no guarantee as to the timing or pricing thereof.

The separation of our Life and Retirement business involves a number of risks, including (i) unanticipated developments that may delay, prevent or otherwise adversely affect our ability to continue the separation, including an economic downturn or unfavorable capital markets conditions; (ii) significant costs and disruption or distraction of management from AIG's other business operations, whether or not a separation is completed; (iii) rating agency actions; (iv) unforeseen losses, liabilities or asset impairments arising from the disposition; (v) challenges associated with disentangling certain operations; and (vi) if we are successful in separating the business, increased concentration of our business operations.

In addition, the separation of our Life and Retirement business, or a significant delay in our ability to continue to separate the business, has caused and could continue to cause the emergence or exacerbate the effects of many of the other risks noted herein, including: (i) the risk of indemnity claims or breach of contract claims that could be made against us in connection with divested businesses; (ii) changes in our deferred tax assets and liabilities; (iii) our ability to utilize certain tax loss and credit carryforwards to offset future taxable income; (iv) competition for employees and managing retention of key employees; (v) maintaining relationships with certain key distributors; (vi) concentration of our insurance and other risk exposures; and (vii) increased exposure to certain risks related to deriving revenue from non-U.S. sources.

We believe that the separation of our Life and Retirement business allows us and Corebridge to pursue distinct strategies appropriate to our respective markets. However, there can be no assurance that we will realize any or all of the expected strategic, financial, operational or other benefits of the separation. Our business, results of operations and financial condition may be materially and adversely impacted if we are unable to realize the anticipated expense reductions and organizational improvements of the separation and any related restructuring activities, or if implementing these initiatives harms our relationships with customers or employees or our competitive position. Additionally, we continue to have a significant equity ownership position in Corebridge, and changes in the market price of Corebridge common stock may have a material impact on us.

Pricing for our products is subject to our ability to adequately assess risks and estimate related losses.

Our business is dependent on our ability to price our products effectively and charge appropriate premiums, policy fees and other charges. Pricing adequacy depends on a number of factors and assumptions, including proper evaluation of insurance risks, our expense levels, expected net investment income to be realized, our response to rate actions taken by competitors, legal and regulatory developments, the ability to obtain regulatory approval for rate changes and inflation. Management establishes target returns for each product based upon the factors described above, certain underwriting assumptions and capital requirements, including statutory, GAAP and economic capital models. We monitor and manage pricing and sales to achieve target returns on new business, but we may not be able to achieve those returns due to the factors discussed above. Additionally, the property and casualty insurance markets are historically cyclical and experience periods of relatively strong premium rates followed by periods of increased competition that push premium rates down. Inadequate pricing and the difference between estimated results of the above factors compared to actual results could have a material adverse effect on the profitability of our operations and our financial condition.

Guarantees within certain of our Life and Retirement products may increase the volatility of our results.

Certain of our annuity and life insurance products include features that guarantee a certain level of benefits, including guaranteed minimum death benefits, guaranteed living benefits, including guaranteed minimum income benefits, and products with guaranteed interest crediting rates, including crediting rate guarantees tied to the performance of various market indices. Many of these features are accounted for at fair value as either MRBs or embedded derivatives under GAAP, and they have significant exposure to capital markets and insurance risks. An increase in valuation of liabilities associated with the guaranteed features results in a decrease in our profitability and depending on the magnitude of any such increase, could materially and adversely affect our financial condition, including our capitalization, as well as our financial strength ratings.

We employ a capital markets hedging strategy to partially offset the economic impacts of movements in equity, interest rate and credit markets, however, our hedging strategy may not effectively offset movements in our GAAP equity or our statutory surplus and capital requirements and may otherwise be insufficient in relation to our obligations. Furthermore, we are subject to the risk that changes in policyholder behavior or actual levels of mortality/longevity as compared to assumptions in pricing and reserving, combined with adverse market events, could produce losses not addressed by the risk management techniques employed. These factors, individually or collectively, may have a material adverse effect on our business, financial condition, results of operations or liquidity including our ability to receive dividends from our operating companies.

Changes in interest rates result in changes to the fair value liability. All else being equal, higher interest rates generally decrease the fair value of our liabilities, which increases our earnings, while low interest rates generally increase the fair value of our liabilities, which decreases our earnings. A prolonged low interest rate environment or a prolonged period of widening credit spreads may also subject us to increased hedging costs or an increase in the amount of statutory reserves that our insurance subsidiaries are required to hold for our liabilities, lowering their statutory surplus, which would adversely affect their ability to pay dividends. In addition, it may also increase the perceived value of our benefits to our policyholders, which in turn may lead to a higher than expected benefit utilization and lower than expected surrender rates of those products over time as compared to pricing assumptions.

Differences between the change in fair value of the GAAP MRBs and embedded derivatives, as well as associated statutory and tax liabilities, and the value of the related hedging portfolio may occur and can be caused by movements in the level of equity, interest rate and credit markets, market volatility, policyholder behavior and mortality/longevity rates that differ from our assumptions and our inability to purchase hedging instruments at prices consistent with the desired risk and return trade-off. In addition, we may sometimes choose not to hedge or fully mitigate these risks, based on economic considerations and other factors. The occurrence of one or more of these events has in the past resulted in, and could in the future result in, an increase in the fair value of liabilities associated with the guaranteed benefits without an offsetting increase in the value of our hedges, or a decline in the value of our hedges without an offsetting decline in our liabilities, thus reducing our results of operations and shareholders' equity.

For additional information on these products, see Item 1. Business – Regulation, Part II, Item 7. MD&A – Critical Accounting Estimates – Market Risk Benefits and Notes 13 and 14 to the Consolidated Financial Statements.

Our risk management policies, standards and procedures may prove to be ineffective and leave us exposed to unidentified or unanticipated risk, which could adversely affect our businesses, results of operations, financial condition and liquidity.

We have developed and continue to enhance enterprise-wide risk management policies, standards and procedures to identify, monitor and mitigate risk to which we are exposed. Our risk management policies, standards and procedures may not be sufficiently comprehensive and may not identify or adequately protect us from every risk to which we are exposed. Many of our methods of identifying, measuring, underwriting and managing risks are based upon our study and use of historical market, applicant, customer, employee and bad actor behavior or statistics based on historical models. As a result, these methods may not accurately predict future exposures from events such as a major financial market disruption as the result of a natural or man-made disaster (for example, a severe climate-related event or terrorist attack), that could be significantly different than the historical measures indicate, and which could also result in a substantial change in policyholder behavior and claims levels not previously observed. We have and will continue to enhance our underwriting processes, including, from time to time, considering and integrating newly available sources of data to confirm and refine our traditional underwriting methods. Our efforts at implementing these improvements may not, however, be fully successful, which may adversely affect our competitive position. We have also introduced new product features designed to limit our risk and taken actions on in-force business, which may not be fully successful in limiting or eliminating risk. We may take additional actions on our in-force business, including adjusting crediting rates and cost of insurance, which may not be fully successful in maintaining profitability and which may result in litigation. Moreover, our hedging programs and reinsurance strategies that are designed to manage market risk and mortality risk rely on assumptions regarding our assets, liabilities, general market factors and the creditworthiness of our counterparties that could prove to be incorrect or inadequate. Our hedging programs utilize various derivative instruments, including but not limited to equity options, futures contracts, interest rate swaps and swaptions, as well as other hedging instruments, which may not effectively or completely reduce our risk; and assumptions underlying models used to measure accumulations and support reinsurance purchases may prove inaccurate and could leave us exposed to larger than expected catastrophe losses in a given year. In addition, our current business continuity and disaster recovery plans may not be sufficient to reduce the impact of pandemics, a major cyber attack, including ransomware, and other natural or man-made catastrophic events that are beyond our anticipated thresholds or impact tolerances. Other risk management methods depend upon the evaluation of information regarding markets, clients, or other matters that is publicly available or otherwise accessible to us, which may not always be accurate, complete, up-to-date or properly evaluated. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to record and verify large numbers of transactions and events in each jurisdiction in which we operate. Jurisdictions have unique requirements with respect to artificial intelligence and environmental, social and governance matters, which may impact the efficacy of our standardized risk management tools and techniques and therefore our policies and procedures may not be fully effective. Accordingly, our risk management policies and procedures may not adequately mitigate the risks to our business, results of operations, financial condition and liquidity.

If our risk management policies and procedures are ineffective, we may suffer unexpected losses and could be materially adversely affected. As our businesses change and the markets in which we operate evolve and new risks emerge, including risks posed by the rapidly developing technology associated with artificial intelligence and the implementation thereof within our operations, by our third-party vendors and by competitors and unanticipated challenges with respect thereto. As a result, there is a risk that new products or new business strategies may present risks that are not appropriately identified, monitored or managed. The effectiveness of our risk management strategies may be limited, resulting in losses, because of market stress, unanticipated financial market movements or unanticipated claims experience from adverse mortality, morbidity or policyholder behavior. In addition, there can be no assurance that we can effectively review and monitor all risks or that all of our employees will understand and follow (or comply with) our risk management policies and procedures.

Our foreign operations expose us to risks that may affect our operations.

AIG provides insurance solutions that help businesses and individuals in approximately 190 countries and jurisdictions protect their assets and manage risks through AIG operations and network partners. A substantial portion of our business is conducted outside the United States, and we intend to continue to grow our business in strategic markets. Operations outside the United States have in the past been, and may in the future be, affected by elevated climate risks, regional economic downturns, changes in foreign currency exchange rates, political events or upheaval, sanctions policies, nationalization and other restrictive government or regulatory actions, which could also affect our other operations.

AIG subsidiaries operating in foreign jurisdictions must satisfy local regulatory requirements and it is possible that these local licenses may require AIG Parent to meet certain conditions. Licenses issued by foreign authorities to our subsidiaries are subject to modification and revocation. Consequently, our insurance subsidiaries could be prevented from conducting future business in some of the jurisdictions where they currently operate. Adverse actions from any single country could adversely affect our results of operations, depending on the magnitude of the event and our financial exposure at that time in that country.

AIG is subject to myriad regulations which govern items such as sanctions, bribery and anti-money laundering, for which failure to comply could expose us to significant penalties. The USA Patriot Act of 2011 requires companies to know certain information about their clients and to monitor their transactions for suspicious activities. The Foreign Corrupt Practices Act makes it unlawful for certain classes of persons and entities to make payments to foreign government officials to assist in obtaining or retaining business. Also, the Department of the Treasury's Office of Foreign Assets Control administers regulations that restrict or prohibit dealings involving certain organizations, individuals and countries. The UK, the EU, Japan and other jurisdictions maintain similar laws and regulations. Although we have policies and controls in place that are designed to ensure compliance with these laws, if those controls are ineffective and/or an employee or third party fails to comply with applicable laws and regulations, we could suffer civil and criminal penalties, including disgorgement, and our business and our reputation could be adversely affected.

We are exposed to certain risks if we are unable to maintain the availability of our critical technology systems and data and safeguard the confidentiality and integrity of our data, which could compromise our ability to conduct business and adversely affect our consolidated business, results of operations, financial condition and liquidity.

We use information technology systems, infrastructure and networks and other operational systems to store, retrieve, evaluate and use customer, employee and company data and information. Our business is highly dependent on our ability to access these systems and networks to perform necessary business functions. In the event of a natural disaster, unauthorized access, a terrorist attack, a major cyber attack or other disruption, our systems, networks, and data may be inaccessible to our employees, customers or business partners for an extended period of time, and we may be unable to meet our business obligations and regulatory requirements for an extended period of time if our data or systems are disabled, manipulated, destroyed or otherwise compromised. Additionally, some of our technology systems are older, legacy-type systems that are less efficient and require an ongoing commitment of significant resources to maintain or upgrade. Some of these systems cannot be fully protected because of the inability to implement the latest security patches. Supply chain disruptions or delays could prevent us from maintaining and implementing changes, updates and upgrades to our systems and networks in a timely manner or at all. System and network failures or outages could compromise our ability to perform business functions in a timely manner, which could harm our ability to conduct business, hurt our relationships with our business partners and customers and expose us to legal claims as well as regulatory investigations and sanctions, any of which could have a material adverse effect on our business, results of operations, financial condition and liquidity.

Some of these technology systems also rely upon third-party systems and services, which themselves may rely on the systems and services of other third parties. Problems caused by, or occurring in relation to, our third-party providers' systems and services, including those resulting from breakdowns or other disruptions in information technology services provided by our third-party providers and the other third-parties on which they rely, our inability to acquire third-party services on commercially acceptable terms, failure of a third-party provider to perform as anticipated or in compliance with applicable laws or regulations, inability of a third-party provider to provide the required volumes of services or our third-party providers experiencing cyberattacks or data breaches, could materially and adversely affect our business, results of operations, financial condition and liquidity.

Like other global companies, the systems and networks we maintain and third-party systems and networks we use have in the past been, and may in the future be, subject to or targets of unauthorized or fraudulent access, including physical or electronic break-ins or unauthorized tampering, as well as attempted cybersecurity threats such as "denial of service" attacks, phishing, automated attacks, and other disruptive attacks, including ransomware. Cyber threats are constantly evolving and the techniques used in these attacks change, develop and evolve rapidly, including the use of emerging technologies, such as broader forms of artificial intelligence and quantum computing by nation state threat actors and criminal organizations. The new cyber risks introduced by these changes in technology require us to devote significant attention to identification, assessment and analysis of the risks and implementation of corresponding preventative measures. Additionally, the frequency and sophistication of such threats continue to increase and often become further heightened in connection with geopolitical tensions. Also, like other global companies, we have an increasing challenge of retaining and attracting highly qualified personnel to assist us in combatting these security threats.

There is no assurance that our cybersecurity measures, including information security and technology policies and standards, administrative, technical and physical controls and other actions by us or contracted third-parties designed as preventative, will provide fully effective protection from threats to our data, systems and networks, including malware and computer virus attacks, ransomware, unauthorized access, business e-mail compromise, misuse, denial-of-service attacks, system failures and other disruptions. AIG maintains insurance to cover operational risks, such as cyber risk and technology outages, but this insurance may not cover all costs associated with the consequences of information systems or personal, confidential or proprietary information being compromised. In the case of a successful ransomware attack in which our data and information systems are compromised and applicable restore control processes to restore access are not effective, our information could be held hostage until a ransom, which may be significant, is paid. In some cases, such a compromise may not be immediately detected which may make it difficult to restore critical services, mitigate damage to assets and maintain the integrity and security of data including our policyholder, employee, agent, and other confidential information processed through our systems and networks.

Additionally, since we rely heavily on information technology and systems (which increasingly will include the use of artificial intelligence) and on the integrity and timeliness of data to run our businesses and service our customers, any such security event and resulting compromise of systems or data may impede or interrupt our business operations and our ability to service our customers, and otherwise may materially and adversely affect our business, results of operations, financial condition and liquidity.

There can be no assurance that any actions taken by us to evaluate and enhance our information security and technology systems and processes, including third-party systems and services on which we rely, as well as changes designed to update and enhance our protective measures to address new threats, will decrease the risk of a system or process failure or may create a gap in the associated security measures during the change period. Any such system or process failure or security measures gap could materially and adversely affect our business, results of operations, financial condition and liquidity.

We routinely transmit, receive and store personal, confidential and proprietary information by secured email and other electronic means. Although we attempt to keep such information confidential and secure, we may be unable to do so in all events, especially with clients, vendors, service providers, counterparties and other third parties who may not have or use appropriate controls to protect personal, confidential or proprietary information. Failure to secure or appropriately handle personal, confidential or proprietary information could cause a loss of data or compromised data integrity, give rise to remediation or other expenses, expose us to liability under U.S. and international laws and regulations, and subject us to litigation, investigations, sanctions, and regulatory and law enforcement action, and result in reputational harm and loss of business, which could have a material adverse effect on our business, results of operations, financial condition and liquidity.

Furthermore, certain of our businesses are subject to compliance with laws and regulations enacted by U.S. federal and state governments, the EU or other jurisdictions or enacted by various regulatory organizations or exchanges relating to the privacy and security of the information of clients, employees or others. The variety of applicable privacy and information security laws and regulations exposes us to heightened regulatory scrutiny, requires us to incur significant technical, legal and other expenses in an effort to ensure and maintain compliance and will continue to impact our business in the future by increasing legal, operational and compliance costs. While we have taken steps to comply with privacy and information security laws, we cannot guarantee that our efforts will meet the evolving standards imposed by data protection authorities. If we are found not to be in compliance with these privacy and security laws and regulations, we may be subject to additional potential private consumer, business partner or securities litigation, regulatory inquiries, and governmental investigations and proceedings, including class-actions. Any such developments may damage our reputation and subject us to material fines and other monetary penalties and damages, divert management's time and attention, and lead to enhanced regulatory oversight, any of which could have a material adverse effect on our business, results of operations, financial condition and liquidity. Additionally, we expect that developments in privacy and cybersecurity worldwide will increase the financial and reputational implications following a significant breach of our or our third-party suppliers' information technology systems. *For additional information on data protection and cybersecurity regulations, see Item 1. Business – Regulation – Privacy, Data Protection, Cybersecurity and Artificial Intelligence Requirements, and Part II, Item 7. MD&A – Enterprise Risk Management – Operational Risk Management – Cybersecurity Risk.*

Third parties we rely upon to provide certain business and administrative services on our behalf may not perform as anticipated, which could have an adverse effect on our business and results of operations.

We have used and will continue to use outsourcing strategies and third-party providers to transform operational and back office processes and deliver contracted services in a broad range of areas. Such areas include, but are not limited to, administration or servicing of certain policies and contracts, finance, actuarial, information technology services related to infrastructure, and investment advisory and management services for certain funds, plans and retail advisory programs we offer, as well as our own investments. In addition, we have engaged with BlackRock for use of its investment management and risk analytics technology platform, Aladdin. The implementation of Aladdin is comprised of multiple workstreams that are complex and require significant time and resource prioritization. While we have achieved key milestones in the implementation of the technology, there could be delays due to lack of sufficient resources to execute on a timely basis, inefficiencies stemming from changes that may be required to the program or sequencing, failure to meet operational and financial targets due to additional priorities or other factors. These risks may impair our ability to achieve anticipated improvements in our businesses may disrupt or may otherwise harm our operations which could materially and adversely affect our businesses, financial condition and operations.

Further, we have engaged Blackstone and BlackRock to serve as our investment managers for the majority of AIG's investment assets. *For information regarding our reliance on Blackstone and BlackRock as a third-party investment managers, see Investment Portfolio and Concentration of Investments – "We rely on investment management and advisory arrangements with third-party investment managers for the majority of our investment portfolio. The historical performance of Blackstone, BlackRock or any other asset manager we engage should not be considered as indicative of the future results of our investment portfolio, our future results or any returns expected on AIG Common Stock" above.*

Some of the third-party providers we use are located outside the U.S., which exposes us to business disruptions and political risks inherent to conducting business outside of the U.S. We periodically negotiate provisions and renewals of these relationships, and there can be no assurance that such terms will remain acceptable to us, such third parties or regulators. If such third-party providers experience disruptions, fail to meet applicable licensure requirements, do not perform as anticipated or in compliance with applicable laws and regulations, terminate or fail to renew our relationships, or such third-party providers in turn rely on services from another third-party provider, who experiences such disruptions, licensure failures, nonperformance or noncompliance, termination or non-renewal of its contractual relationships, we may experience operational difficulties, an inability to meet obligations (including, but not limited to, contractual, legal, regulatory or policyholder obligations), a loss of business, increased costs or reputational harm, compromises to our data integrity, or suffer other negative consequences, all of which may have a material adverse effect on our business, consolidated results of operations, liquidity and financial condition. Third parties performing regulated activities on our behalf, such as sales and servicing of insurance products, pose a heightened risk as we may be held accountable for third-party conduct that is not in compliance with applicable law.

For information regarding cyber risk arising from third-party providers, see Business and Operations – "We are exposed to certain risks if we are unable to maintain the availability of our critical technology systems and data and safeguard the confidentiality and integrity of our data, which could compromise our ability to conduct business and adversely affect our consolidated business, results of operations, financial condition and liquidity" above.

We may experience difficulty in marketing and distributing products through our current and future distribution channels and the use of third parties may result in additional liabilities.

We maintain relationships with a number of key distributors, which results in certain distributor concentration. Distributors have in the past, and may in the future, elect to renegotiate the terms of existing relationships, such that those terms may not remain attractive or acceptable to us, limit the products they sell, including the types of products offered by us, or otherwise reduce or terminate their distribution relationships with us, with or without cause. This could be due to various reasons, such as industry consolidation of distributors or other industry changes that increase the competition for access to distributors, developments in laws or regulations that affect our business or industry, including the marketing and sale of our products and services, adverse developments in our business, the distribution of products with features that do not meet minimum thresholds set by the distributor, strategic decisions that impact our business, adverse rating agency actions or concerns about market-related risks.

Alternatively, renegotiated terms may not be attractive or acceptable to distributors, or we may terminate one or more distribution agreements due to, for example, a loss of confidence in, or a change in control of, one of the third-party distributors. An interruption or reduction in certain key relationships could materially affect our ability to market our products and could materially and adversely affect our business, results of operations, financial condition and liquidity.

Key distribution partners could merge, consolidate, change their business models in ways that affect how our products are sold, or terminate their distribution contracts with us, or new distribution channels could emerge and adversely impact the effectiveness of our distribution efforts. An increase in bank, wirehouse and broker-dealer consolidation activity could increase competition for access to distributors, result in greater distribution expenses and impair our ability to market certain of our products through these channels.

Also, if we are unsuccessful in attracting, retaining and training key distribution partners, or are unable to maintain our distribution relationships, our sales could decline, which could have a material adverse effect on our business, results of operations, financial condition and liquidity. In addition, substantially all of our distributors are permitted to sell our competitors' products. If our competitors offer products that are more attractive than ours or pay higher commission rates to the distribution partners than we do or for other reasons outside of our control, these distribution partners could concentrate their efforts in selling our competitors' products instead of ours.

In addition, we can, in certain circumstances, be held responsible for the actions of our third-party distributors, including broker-dealers, registered representatives, insurance agents and agencies, marketing organizations, and their respective employees, agents and representatives, in connection with the marketing and sale of our products by such parties, including the security of their operations and their handling of confidential information and personal data, in a manner that is deemed not compliant with applicable laws and regulations. This is particularly acute with respect to unaffiliated distributors where we may not be able to directly monitor or control the manner in which our products are sold through third-party firms despite our risk assessment, training and compliance programs. Further, misconduct by employees, agents and representatives of our broker-dealer subsidiaries in the sale of our products could also result in violations of laws by us or our subsidiaries, regulatory sanctions and serious reputational or financial harm to us. The precautions we take to prevent and detect the foregoing activities may not be effective. If our products are distributed to customers for whom they are unsuitable or distributed in a manner alleged to be inappropriate, or third-party distributors experience a security or data breach due to deficient operational controls, we could suffer reputational and/or other financial harm to our business.

For information regarding suitability standards, see Item 1. Business – Regulation – Regulatory Regimes – United States.

Our restructuring initiatives may not yield our expected reductions in expenses and improvements in operational and organizational efficiency.

We may not be able to fully realize the anticipated expense reductions and operational and organizational efficiency improvements we expect to result from our focus on our operating model and associated initiatives. Actual costs to implement these initiatives may exceed our estimates or we may be unable to fully implement and execute these initiatives as planned. Our businesses and results of operations may be negatively impacted if we are unable to realize these anticipated expense reductions and efficiency improvements or if implementing these initiatives harms our relationships with customers or employees or our competitive position. The successful implementation of these initiatives may continue to require us to effect business rationalizations, technology enhancements, business process outsourcing, workforce reductions, modifications to our operating model and other actions, which depend on a number of factors, some of which are beyond our control.

Business or asset acquisitions and dispositions may expose us to certain risks.

The completion of any business or asset acquisition or disposition is subject to certain risks, including those relating to the receipt of required regulatory approvals, the terms and conditions of regulatory approvals including any financial accommodations required by regulators, our ability to satisfy such terms, conditions and accommodations, the occurrence of any event, change or other circumstances that could give rise to the termination of a transaction and the risk that parties may not be willing or able to satisfy the conditions to a transaction. As a result, there can be no assurance that any business or asset acquisition or disposition will be completed as contemplated, or at all, or regarding the expected timing of the completion of the acquisition or disposition. For example, there can be no certainty as to the sale of our remaining stake in Corebridge nor the timing, pricing or terms thereof.

Once we complete acquisitions or dispositions, there can be no assurance that we will realize the anticipated economic, strategic or other benefits of any transaction. For example, the integration of businesses we acquire may not be as successful as we anticipate or there may be undisclosed risks present in such businesses. Acquisitions and dispositions involve a number of risks, including operational, strategic, financial, accounting, legal, compliance and tax risks. Difficulties integrating an acquired business may result in the acquired business performing differently than we expected (including through the loss of customers) or in our failure to realize anticipated expense- related efficiencies. Our existing businesses could also be negatively impacted by acquisitions. Risks resulting from future acquisitions may have a material adverse effect on our results of operations and financial condition. In connection with a business or asset disposition, we may also hold a concentrated position in securities of the acquirer as part of the consideration, which subjects us to risks related to the price of equity securities and our ability to monetize such securities. We have also provided and may provide financial guarantees and indemnities in connection with the businesses we have sold or may sell, as described in greater detail in Note 17 to the Consolidated Financial Statements. Additionally, difficulties or delays in separating a divested business from our existing infrastructure, systems and operations could reduce the anticipated economic, strategic or other benefits of such transaction. While we do not currently believe that claims under these indemnities will be material, it is possible that significant indemnity claims could be made against us. If such a claim or claims were successful, it could have a material adverse effect on our results of operations, cash flows and liquidity.

For additional information regarding the risks associated with AIG's separation of its Life and Retirement business, see Business and Operations – "No assurances can be given that the separation of our Life and Retirement business will be completed or as to the specific terms or timing thereof. In addition, we may not achieve the expected benefits of the separation and will have continuing equity market exposure to Corebridge until we fully divest our stake" above.

Significant legal or regulatory proceedings may adversely affect our business, results of operations or financial condition.

In the normal course of business, we face significant risk from regulatory and governmental investigations and civil actions, litigation and other forms of dispute resolution in various domestic and foreign jurisdictions. In our insurance and reinsurance operations, we frequently engage in litigation and arbitration concerning the scope of coverage under insurance and reinsurance contracts, and face litigation and arbitration in which our subsidiaries defend or indemnify their insureds under insurance and reinsurance contracts.

Additionally, from time to time, various regulatory and governmental agencies review the transactions and practices of AIG and our subsidiaries in connection with company-specific matters, or industry-wide and other inquiries into, among other matters, the business practices of current and former operating insurance subsidiaries. Such reviews, investigations, inquiries or examinations have and could lead to extended delays to, or prohibitions of, such transactions or practices, or develop into administrative, civil or criminal proceedings or enforcement actions, in which remedies could include fines, penalties, restitution or alterations to our business practices, and could result in additional expenses, limitations on certain business activities and reputational damage.

AIG, our subsidiaries and their respective officers and directors are also subject to, or may become subject to, a variety of additional types of legal disputes brought by holders of AIG securities, customers, employees and others, alleging, among other things, breach of contractual or fiduciary duties, bad faith, indemnification and violations of federal and state statutes and regulations. Certain of these matters may also involve potentially significant risk of loss due to the possibility of significant jury awards and settlements, punitive damages or other penalties. Many of these matters are also highly complex and seek recovery on behalf of a class or similarly large number of plaintiffs. It is therefore inherently difficult to predict the size or scope of potential future losses arising from them, and developments in these matters could have a material adverse effect on our consolidated financial condition or consolidated results of operations.

For information regarding certain legal proceedings, see Notes 17 and 23 to the Consolidated Financial Statements.

Increasing scrutiny and evolving expectations from investors, customers, regulators, policymakers and other stakeholders regarding environmental, social and governance matters, including governmental responses to such matters, may adversely affect our reputation or otherwise adversely impact our business and results of operations.

There is increasing scrutiny and evolving expectations from investors, customers, regulators, policymakers and other stakeholders on companies' governance, risk oversight, disclosures, plans, policies and practices regarding environmental, social and governance matters, including those related to environmental stewardship, climate change, diversity, equity and inclusion, racial justice and workplace conduct. These standards and expectations may also, as a whole, reflect diverging or conflicting values or policy objectives.

Governmental actions to mitigate climate and other risks related to environmental, social and governance matters could have an adverse effect on our business and results of operations. Internationally and at the U.S. federal and state levels, regulators have imposed and likely will continue to impose requirements and guidance related to environmental, social and governance matters, which may conflict with one another, impose additional costs on us and expose us to new or additional risks, including financial, regulatory, litigation, reputational and operational risks. *See Business – Regulation – Climate Change.*

Certain organizations that provide information to investors have developed ratings for evaluating companies on their approach to different environmental, social and governance matters, and unfavorable ratings of our company or our industries may lead to negative investor sentiment and the diversion of investment to other companies or industries. We may not be able to meet environmental, social, governance or sustainability targets, goals, plans, standards or expectations (including any previously announced climate target, goal or plan), whether established or set by us or third parties, due to a variety of factors, including regulatory or other developments, changes to the methodologies, assumptions and estimates that underlie our climate- and other sustainability-related targets, goals and strategy, or the actions of or information provided by third parties outside of our control, who may apply standards, methodologies, practices and policies that differ from ours. If we are unable to meet such targets, goals, plans, standards or expectations, it could result in adverse publicity, reputational harm, or loss of customer and/ or investor confidence, which could adversely affect our business and results of operations.

For information on the effects of climate change on our business, see Reserves and Exposures – "Climate change may adversely affect our business and financial condition" above.

An epidemic, pandemic or other health crisis could materially and adversely affect our business results of operations, financial condition and liquidity. COVID-19 (including variants) has adversely affected and may continue to adversely affect our global business, results of operations, financial condition and liquidity.

Public health crises have previously resulted in significant societal disruption, economic uncertainty, volatility in business and consumer confidence and global economic slowdowns. The COVID-19 pandemic, in particular, and related governmental response measures introduced by various national and local governmental authorities (such as restrictions on social activity, travel, movement and certain economic activity) caused significant societal disruption, volatility in the capital markets, disruptions in the labor market, supply chain disruption, significant impacts on commercial real estate due to the increase in remote working arrangements, mortality increases as compared to pricing expectations and most recently, an inflationary environment, which have had adverse economic impacts on our business in various ways.

For example, we have experienced increased claim volumes; adverse effects resulting from our exposure to certain industries, such as brick-and-mortar retail and commercial office space resulting from remote work, and difficulties in arriving at accurate valuations thereof, which has caused or may cause impairment of the estimates and assumptions used to run our businesses or resulting in greater variability and subjectivity in our investment decisions; and increased difficulty and cost in obtaining reinsurance coverage.

In addition, COVID-19 adversely affected our premiums and deposits in some of our insurance lines, including our Life and Retirement products. Further, our policies with premium adjustment features tied to exposure levels, as is the case in certain specialty and casualty lines, have in certain cases been be triggered, resulting in premium reductions. It is also possible that class actions and other proceedings may in the future be filed against us, our insureds, or others, seeking coverage for COVID 19-related losses or alleging bad-faith denials of coverage for such losses.

If these effects are prolonged, or if new COVID-19 variants emerge, a periodic spike in COVID-19 occurs or an unrelated epidemic emerges which requires reimplementation of the response measures outlined above, the markets and economies in which we operate may experience heightened stress and further volatility, which may exacerbate the impacts of COVID-19 set out above and may materially adversely affect our business, results of operations and financial condition. In addition, remote or hybrid work may negatively impact our culture and employees' morale, which could result in greater turnover, lower productivity and greater operational risks.

We may not be able to protect our intellectual property and may be subject to infringement claims.

Effective intellectual property rights protection, including in the form of contractual rights, copyright, trademark, patent and trade secret laws, may be unavailable, limited, or subject to change in some countries where we do or plan to do business. Third parties may infringe or misappropriate our intellectual property. We have, and may in the future, litigate to protect our intellectual property. Any such litigation may be costly and may not be successful. Additionally, third parties may have patents or other protections that could be infringed by our products, methods, processes or services or which could limit our ability to offer certain product features. Consequently, we have in the past been and may in the future be subject to costly litigation in the event that another party alleges that we infringe upon their intellectual property rights. Any such intellectual property litigation could prove to be both costly and unsuccessful result in significant expense, damages, and in some circumstances we could be enjoined from providing certain products or services to our customers. Alternatively, we could be required to enter into costly licensing arrangements with third parties to resolve infringement or contractual disputes. The loss of intellectual property protection or the inability to secure or enforce the protection of our intellectual property assets could harm our reputation and have a material adverse effect on our business and our ability to compete.

REGULATION

Our businesses are heavily regulated and changes in laws and regulations may affect our operations, increase our insurance subsidiary capital requirements or reduce our profitability.

Our operations generally, and our insurance and reinsurance subsidiaries in particular, are subject to extensive and potentially conflicting laws and regulations in the jurisdictions in which we operate. Our business and financial condition are also subject to supervision and regulation by authorities in the various jurisdictions in which we do business. Federal, state and foreign regulators also periodically review and investigate our insurance and reinsurance businesses, including AIG-specific and industry-wide practices. The primary purpose of insurance regulation is the protection of our insurance and reinsurance contract holders. The extent of regulation on our insurance and reinsurance business varies across the jurisdictions in which we operate, but generally is governed by laws that delegate regulatory, supervisory and administrative authority to insurance departments and similar regulatory agencies. The laws and regulations that apply to our business and operations generally grant regulatory agencies and/or self-regulatory organizations broad rulemaking and enforcement powers, including the power to regulate the issuance, sale and distribution of our products, the manner in which we underwrite our policies, the delivery of our services, the nature or extent of disclosures that we give our customers, the compensation of our distribution partners, the manner in which we handle claims on our policies and the administration of our policies and contracts, as well as the power to limit or restrict our business for failure to comply with applicable laws and regulations. Our Life and Retirement companies and their distributors are also subject to laws and regulations governing the standard of care applicable to sales of our products, the provision of advice to our customers and the manner in which certain conflicts of interest arising from or related to such sales or giving of advice are to be addressed. In addition, federal and state securities laws and regulations apply to certain of our insurance products that are considered 'securities' under such laws, including our variable annuity contracts, variable life insurance policies and the separate accounts that issue them, as well as our broker-dealer, investment advisor and mutual fund operations.

We strive to comply with laws and regulations applicable to our businesses, operations and legal entities, including maintenance of all required licenses and approvals. The application of and compliance with such laws and regulations may be subject to interpretation, evolving industry practices and regulatory expectations that could result in increased compliance costs. The relevant authorities may not agree with our interpretation of these laws and regulations, including, for example, our implementation of new or revised requirements related to the classification of debt securities that do not qualify as bonds, or with our policies and procedures adopted to address evolving industry practices or meet regulatory expectations. Such authorities' interpretations and views may also change from time to time. It is also possible that the laws, regulations and interpretations across various jurisdictions in which we do business may conflict with one another and affect how we do business in the United States and globally. If we are found not to have complied with applicable legal or regulatory requirements, these authorities could preclude or temporarily suspend us from carrying on some or all of our activities, impose substantial administrative penalties such as fines or require corrective actions, which individually or in the aggregate could interrupt our operations and materially and adversely affect our reputation, business, results of operations and financial condition. Additionally, when such authorities' interpretation of new or revised requirements related to capital, accounting treatment and/or valuation manual or reserving (such as PBR) materially differs from ours, we have incurred or may incur higher operating costs, or sales of products subject to such requirements or treatment may be affected.

Regulators in jurisdictions in which we do business have adopted RBC, solvency and liquidity standards applicable to insurers and reinsurers operating in their jurisdiction. Failure to comply with such capital (including, in the U.S., RBC), solvency, liquidity and similar requirements, or as otherwise may be agreed by us or one of our insurance company subsidiaries with an insurance regulator, would generally permit the insurance regulator to take certain regulatory actions that could materially impact the affected company's operations. Those actions range from requiring an insurer to submit a plan describing how it would regain a specified RBC or solvency ratio to a mandatory regulatory takeover of the company. The NAIC adopted in 2020, and the IAIS is developing and testing for implementation beginning in 2025, methodologies for assessing group-wide regulatory capital, which might evolve into more formal group-wide prescribed capital requirements on certain insurance companies and/or their holding companies that may augment state-law RBC standards, and similar international standards, that apply at the legal entity level, and such capital calculations may be made, in whole or in part, on bases other than the statutory statements of our insurance and reinsurance subsidiaries. Furthermore, efforts to address systemic risks within the financial services industry, including insurance services, may lead regulators to apply new or heightened standards and safeguards for activities or practices that we and other insurers or other nonbank financial services companies, including insurers, engage in. In addition to the regulation of specific activities, the Financial Stability Oversight Council has authority under Dodd-Frank to determine that certain nonbank financial companies be designated as nonbank SIFIs subject to supervision by the Board of Governors of the Federal Reserve System and enhanced prudential standards, and recently adopted revised guidance and procedures intended to govern any such designations. We cannot predict the effect that any such initiatives or heightened standards may have on our business, results of operations, liquidity and financial condition.

There has also been increased regulatory scrutiny of the use of "big data" techniques, machine learning, predictive models and artificial intelligence, including in the insurance industry. Certain insurance regulators are developing, or have developed, regulations or guidance applicable to insurance companies that use artificial intelligence, "big data" techniques, machine learning and predictive models in their operations. We cannot predict what, if any, regulatory actions may be taken in the future with regard to "big data," artificial intelligence, machine learning or predictive models, but any limitations or restrictions could have a material impact on our business, processes, results of operations and financial condition.

We also cannot predict the impact that laws and regulations adopted in foreign jurisdictions may have on the financial markets generally or our businesses, results of operations or cash flows. It is possible such laws and regulations, including, without limitation, Solvency II and European Data Protection Board Cross Border Data Transfer in the EU, and standard-setting initiatives by the FSB and the IAIS, including, but not limited to, the IAIS' Common Framework for the Supervision of IAIGs, its holistic framework for the assessment and mitigation of systemic risk and the development and refinement of a risk-based global ICS, may significantly alter our business practices. For example, regulators have imposed and may continue to impose new requirements or issue new guidance aimed at addressing or mitigating climate change-related risks. They may also limit our ability to engage in capital or liability management, require us to raise additional capital, and impose burdensome requirements and additional costs. It is also possible that the laws and regulations adopted in foreign jurisdictions will differ from one another, and that they could be inconsistent with the laws and regulations of other jurisdictions in which we operate, including the United States.

For additional information on our regulatory environment, see Item 1. Business – Regulation.

For information regarding the effects of regulations related to climate change on our business, see Reserves and Exposures – "Climate change may adversely affect our business and financial condition" above.

For information regarding the regulatory response to the COVID-19 pandemic, see Business and Operations – "An epidemic, pandemic or other health crisis could materially and adversely affect our business results of operations, financial condition and liquidity. COVID-19 (including variants) has adversely affected and may continue to adversely affect our global business, results of operations, financial condition and liquidity." above.

New laws and regulations or new interpretations of current laws and regulations, both domestically and internationally, may affect our businesses, results of operations, financial condition and ability to compete effectively.

Legislators, regulators and self-regulatory organizations have in the past, and may in the future, periodically consider various proposals that may affect or restrict, among other things, our business practices and activities, product designs and distribution relationships, how we market, sell or service certain products we offer, the investment assets we hold and our investment management practices, our capital, reserving and accounting requirements, or the profitability of certain of our businesses.

Further, new laws and regulations may affect or significantly limit our ability to conduct certain businesses at all, including proposals relating to restrictions on the type of activities in which financial institutions are permitted to engage into. These proposals or changes in legislation or regulation could also impose additional taxes on a limited subset of financial institutions and insurance companies (either based on size, activities, geography or other criteria), limit our ability to engage in capital or liability management, require us to raise additional capital, and impose burdensome requirements and additional costs. It is uncertain whether and how these and other such proposals or changes in legislation or regulation would apply to us, those who sell or service our products, or our competitors or how they could impact our ability to compete effectively, as well as our business, consolidated results of operations, liquidity and financial condition.

An "ownership change" could limit our ability to utilize tax loss and credit carryforwards to offset future taxable income.

As of December 31, 2023, on a U.S. GAAP basis, AIG Parent had U.S. federal net operating loss carryforwards of approximately $22.0 billion. Our ability to use these tax attributes to offset future taxable income may be significantly limited if we experience an "ownership change" as defined in Section 382 of the Internal Revenue Code. In general, an ownership change will occur when the percentage of AIG Parent's ownership (measured by value) by one or more "5-percent shareholders" (as defined in the Internal Revenue Code) has increased by more than 50 percentage points over the lowest percentage owned by such shareholders at any time during the prior three years (calculated on a rolling basis). An entity that experiences an ownership change generally will be subject to an annual limitation on its utilization of pre-ownership change tax loss and credit carryforwards equal to the equity value of the corporation immediately before the ownership change, multiplied by the long- term, tax-exempt rate posted monthly by the IRS (AFR) (subject to certain adjustments). The annual limitation would be increased each year to the extent that there is an unused limitation in a prior year. The limitation on our ability to utilize tax loss and credit carryforwards arising from an ownership change under Section 382 of the Internal Revenue Code would be dependent on the value of our equity and the AFR at the time of any ownership change. If we were to experience an "ownership change," it is possible that a significant portion of our tax loss and credit carryforwards could expire before we would be able to use them to offset future taxable income.

New and proposed changes to tax laws could increase our corporate taxes or make some of our products less attractive to consumers.

The Inflation Reduction Act of 2022, includes a 15 percent corporate alternative minimum tax (CAMT) on adjusted financial statement income for corporations with average profits over $1 billion over a three-year period. Although the U.S. Treasury and the Internal Revenue Service issued interim CAMT guidance during 2023, many details and specifics of application of the CAMT remain subject to future guidance. We are subject to CAMT for 2023. Our estimated CAMT liability will continue to be refined based on future guidance.

New tax laws outside the U.S., in particular those enacted in response to proposals by the Organisation for Economic Cooperation and Development, could make substantive changes to the global international tax regime. Such changes could increase our global tax costs. AIG continues to monitor and assess the impact of such proposals.

Finally, it is possible that tax laws will be further changed either in a technical corrections bill or entirely new legislation. It remains difficult to predict whether or when there will be any tax law changes or further guidance by the authorities in the U.S. or elsewhere in the world. New or proposed changes to tax laws may have a material adverse effect on our business, consolidated results of operations, liquidity and financial condition, as the impact of proposals on our business can vary substantially depending upon the specific changes or further guidance made and how the changes or guidance are implemented by the authorities.

For additional information, see Note 23 to the Consolidated Financial Statements.

ESTIMATES AND ASSUMPTIONS

Estimates or assumptions used in the preparation of financial statements and modeled results used in various areas of our business may differ materially from actual experience.

Our financial statements are prepared in conformity with U.S. Generally Accepted Accounting Principles (U.S. GAAP), which requires the application of accounting policies that often involve a significant degree of judgment. The accounting policies that we consider most dependent on the application of estimates and assumptions, and therefore may be viewed as critical accounting estimates, are described in Note 1 to the Consolidated Financial Statements and in Item 7. MD&A – Critical Accounting Estimates. These accounting estimates require the use of assumptions, some of which are highly uncertain at the time of estimation. These estimates are based on judgment, current facts and circumstances, and, when applicable, models developed internally or with inputs from third parties. Therefore, actual results may differ from these estimates and models, possibly in the near term, and could have a material effect on our financial statements.

In addition, we employ models to price products, calculate reserves and future policy benefits and value assets and execute hedging strategies, as well as to assess risk and determine statutory capital requirements, among other uses. These models are complex and rely on estimates and projections that are inherently uncertain, may use incomplete, outdated or incorrect data or assumptions and may not operate as intended. To the extent that any of our operating practices and procedures do not accurately produce, or reproduce, data that we use to conduct any or all aspects of our business, such differences may negatively impact our business, reputation, results of operations, and financial condition. For our Life and Retirement companies, significant changes in policyholder behavior assumptions such as lapses, surrenders and withdrawal rates as well as the amount of withdrawals, fund performance, equity market returns and volatility, interest rate levels, the health habits of the insured population, technologies and treatments for disease or disability, the economic environment, or other factors could negatively impact our assumptions and estimates. To the extent that any of our modeling practices do not accurately produce, or reproduce, data that we use to conduct any or all aspects of our business, such errors may negatively impact our business, reputation, results of operations and financial condition.

Changes in accounting principles and financial reporting requirements may impact our consolidated results of operations and financial condition.

Our financial statements are prepared in accordance with U.S. GAAP, which are periodically revised. Accordingly, from time to time, we are required to adopt new or revised accounting standards issued by recognized authoritative bodies, including the Financial Accounting Standards Board (FASB). The adoption of new or revised accounting standards has in the past, and may in the future impact, our reported consolidated results of operations, liquidity and reported financial condition and may cause investors to perceive greater volatility in our financial results, negatively impacting our level of investor interest and investment.

For information regarding the impact of accounting pronouncements that have been issued but are not yet required to be implemented, see Note 2 to the Consolidated Financial Statements.

If our businesses do not perform well and/or their estimated fair values decline, we may be required to recognize an impairment of our goodwill or establish an additional valuation allowance against the deferred income tax assets, which could have a material adverse effect on our results of operations and financial condition.

Goodwill represents the excess of the amounts we paid to acquire subsidiaries and other businesses over the fair value of their net assets at the date of acquisition. We test goodwill at least annually for impairment and conduct interim qualitative assessments on a periodic basis. Impairment testing is performed based upon estimates of the fair value of the "reporting unit" to which the goodwill relates. In 2023, for substantially all of the reporting units we elected to bypass the qualitative assessment of whether goodwill impairment may exist and, therefore, performed quantitative assessments that supported a conclusion that the fair value of all of the reporting units tested exceeded their book value. Our goodwill balance was $3.5 billion at December 31, 2023. If it is determined that goodwill has been impaired, we must write down goodwill by the amount of the impairment, with a corresponding charge to net income (loss). These write-downs could have a material adverse effect on our consolidated results of operations, liquidity and financial condition. *For additional information on goodwill impairment, see Part II, Item 7. MD&A – Critical Accounting Estimates – Goodwill Impairment and Note 12 to the Consolidated Financial Statements.*

Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. As of December 31, 2023, we had net deferred tax assets, after valuation allowance, of $14.1 billion, related to federal, foreign, and state and local jurisdictions. If, based on available evidence, it is more likely than not that the deferred tax asset will not be realized, then a valuation allowance must be established with a corresponding charge to net income, which such action we have taken from time to time. Such charges could have a material adverse effect on our consolidated results of operations, liquidity and financial condition. *For additional information on deferred tax assets, see Part II, Item 7. MD&A – Critical Accounting Estimates – Income Taxes and Note 23 to the Consolidated Financial Statements.*

EMPLOYEES AND COMPETITION

Employee error and misconduct may be difficult to detect and prevent and may result in reputational damage and significant losses.

There have been a number of cases involving fraud or other misconduct by employees in recent years and we are exposed to the risk that employee fraud or misconduct could occur. Our informational technology, human resources and compliance departments work collaboratively to monitor for fraud and conduct extensive training for employees. However, employee fraud or misconduct may still occur. Instances of fraud, illegal acts, errors, failure to document transactions properly or to obtain proper internal authorization, misuse of customer or proprietary/confidential information, or failure to comply with regulatory requirements or our internal policies may result in losses and/or reputational damage.

Competition for employees in our industry is intense, and managing key employee succession is critical to our success. We may not be able to attract and retain the key employees and other highly skilled employees we need to support our businesses.

Our success depends, in large part, on our ability to retain and attract key and other highly skilled employees. Due to the intense competition in our industry for key employees, we may be unable to retain or hire such employees. In addition, we may experience higher than expected employee turnover and difficulty attracting new employees as a result of uncertainty from strategic actions and organizational and operational changes. Losing any of our key employees also could have a material adverse effect on our operations given their skills, knowledge of our business, years of industry experience and the potential difficulty of promptly finding qualified replacements. Our business and consolidated results of operations could be materially adversely affected if we are unsuccessful in retaining and attracting key employees.

In addition, we would be adversely affected if we fail to adequately plan for the succession of our Chief Executive Officer, other members of senior management and other key employees. While we have succession plans and long-term compensation plans designed to retain our employees, our succession plans may not operate effectively and our compensation plans cannot guarantee that the services of these employees will continue to be available to us.

We face intense competition in each of our business lines, and technological changes may present new and intensified challenges to our businesses.

Our businesses operate in highly competitive environments, both domestically and overseas. Our principal competitors are other large multinational insurance organizations, as well as banks, investment banks and other nonbank financial institutions.

General Insurance and Life and Retirement compete through a combination of risk acceptance criteria, product pricing, and terms and conditions. Reductions of our credit ratings or IFS ratings or negative publicity may make it more difficult to compete to retain existing customers and to maintain our historical levels of business with existing customers, counterparties and distribution relationships. A decline in our position as to any one or more of these factors could adversely affect our profitability.

Technological advancements and innovation in the insurance industry, including those related to evolving customer preferences, the digitization of insurance products and services, data ingestion and exchange with trading partners, acceleration of automated underwriting, and use of artificial intelligence and electronic processes present competitive risks. Technological advancements and innovation are occurring in distribution, underwriting, recordkeeping, advisory, marketing, claims and operations at a rapid pace, and that pace may increase, particularly as companies increasingly use data analytics and technology as part of their business strategy. If we are unable to effectively implement these technological advancements in our business, including the use of artificial intelligence, in a way that matches or exceeds our competitors, we may suffer competitive harm as a result, which could adversely impact our reputation, results of operations and financial condition. *For further discussion on regulatory developments with respect to emerging technologies, see – Regulation below.*

Further, additional costs may also be incurred in order to implement changes to automate procedures critical to our distribution channels in order to increase flexibility of access to our services and products. While we seek opportunities to leverage technological advancements and innovation for our customers' benefit, our business and results of operations could be materially and adversely affected if external technological advancements or innovation, or the regulation of technological advancements or innovation, limit our ability to retain existing business, write new business at adequate rates or on appropriate terms, render our insurance products less suitable or impact our ability to adapt or deploy current products as quickly and effectively as our competitors.

ITEM 1B | Unresolved Staff Comments

There are no unresolved written comments that were received from the SEC staff 180 days or more before the end of our fiscal year relating to periodic or current reports under the Exchange Act.

ITEM 1C | Cybersecurity

CYBERSECURITY RISK MANAGEMENT

AIG maintains a documented Information Security Program (the Program) that includes risk assessments regularly conducted by us and third-party experts to evaluate potential security threats that may have a negative impact on the organization, detect potential vulnerabilities and mitigate any identified security risks. The Program is informed by industry standards and frameworks and is designed to protect the confidentiality, integrity, and availability of AIG's information assets and systems that store, process or transmit information.

The AIG Chief Information Security Officer (CISO) provides oversight and direction for the Program, including adjustments in response to changes in technology, internal or external threats, business processes, and regulatory or statutory requirements and communicates the information security risk posture of AIG to senior management and the AIG Board of Directors.

The Program includes the following key elements:

- Network, Systems and Data Security – The Company deploys technical and organizational safeguards that are designed to protect the Company's networks, systems, and data from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality, and access controls.
- Threat and Vulnerability Management – The Company maintains a threat and vulnerability management program that leverages continuous threat intelligence to seek to proactively identify, assess, and mitigate evolving cybersecurity risks. This program incorporates vulnerability scanning, remediation management, bug bounty, penetration testing, and threat response capabilities, all designed to safeguard our information assets and ensure business continuity.
- Cybersecurity Incident Monitoring and Response – The Company has established and maintains incident response plans that address the Company's response to a cybersecurity incident, utilizing a cross-functional approach.
- Third Party Assessment and Oversight – The Company maintains a third-party risk management program designed to identify and manage cybersecurity risks from third-party service providers, including initial due diligence and assessment of the service provider's control environment as well as periodic re-assessments.
- Security Training and Awareness – The Company provides ongoing education and training to employees regarding information security threats, and their role and responsibility in detecting and responding to such threats.

In addition to the above, where appropriate, AIG employs third-party experts to evaluate our cybersecurity risk management program. The Company conducts annual external penetration tests to simulate real-world attacks against the Company's networks and applications which supplement our continuous internal application security assessments. These independent evaluations help uncover potential security vulnerabilities for remediation by our cybersecurity team. We also operate a bug bounty program through a crowdsourced security platform to incentivize responsible disclosure of software defects by global security researchers.

The Program is evaluated on an ongoing basis both internally and through the use of third-party audit firms to address and protect against the evolving cyber threat landscape and seeks to align to industry standards such as the National Institute of Standards and Technology Cybersecurity Framework, as well as applicable legal and regulatory guidance and mandates related to all AIG stakeholders, including investors, customers, and employees. Control adequacy and design are reviewed at least annually, and independent audits and penetration tests assist in identifying areas for continued focus, improvement and/or inclusion, and are designed to provide assurance that controls are appropriately designed and operating effectively. Additionally, the Company's Internal Audit group performs independent testing of the Company's control environment, including key components of the Program.

Board Oversight and Governance

AIG's Board of Directors (the Board) oversees the Program and management of risks from cybersecurity threats and reviews and monitors AIG's business and technology strategy, including the policies, processes and practices that the Company's management implements to address risks from cybersecurity threats. The Board believes that all directors are responsible for oversight of these matters given the increasing importance of cybersecurity to AIG's risk profile, as well as the significant role the Company's technology strategy plays in its strategic priorities. The Chief Information Officer (CIO), CISO and Chief Risk Officer provide updates to the Board as appropriate.

Global Committees

Group Risk Committee (GRC): The GRC is a committee comprised of senior management and is responsible for assessing significant risk issues on a global basis to protect AIG's financial strength, optimize AIG's intrinsic value, and protect AIG's reputation. The risks considered by the GRC include those relating to cybersecurity.

Technology Risk and Controls Committee (TRCC): The TRCC is used as a platform to assess risk and controls components across the information technology (IT) landscape including cybersecurity. It manages the risk assessment process, escalation and implementation of risk acceptance thresholds with the help of the GRC.

Regional, Country Risk and IT Risk Committees

* Asia Pacific (APAC) Technology Risk and Controls (TRC) Forum
* APAC - TRC Zone / Country Monthly Forums
* Japan IT Risk Committee
* Europe, Middle East and Africa region/UK and Latin America and Caribbean TRC Forum

The above forums are set up for regional focus on IT, cybersecurity, regulations and overall issue management. The forums engage with the Company's relevant IT leaders and functional leaders within Enterprise Risk Management, Legal, Compliance, and Internal Audit.

Each of the Board and regional and country leadership boards may receive periodic presentations and reports on cybersecurity risks. In the event of a material cybersecurity incident, the Board will receive prompt information and ongoing updates about the incident. The Company has an established issue escalation protocol for technology incidents, including cyber related incidents. The Company's technology incidents and risks are tracked and rated. Items that are rated as "critical" are discussed in the TRCC, and escalated to the GRC as appropriate. At least once each year, the Board discusses the Company's approach to cybersecurity risk management with the Company's Global Chief Information Security Officer. The CISO and regional/country information security officers regularly present to the Company's regional and country leadership boards on material cyber risks and the Company's information security posture and strategy.

The CISO works collaboratively with business and functional colleagues to implement a program designed to protect the Company's information system from cybersecurity threats and promptly respond to potential cybersecurity incidents. Multidisciplinary teams are deployed to respond to cybersecurity incidents in accordance with the Company's incident response plans. Through ongoing communication from these teams, the CISO monitors the prevention, detection, mitigation and remediation of cybersecurity incidents in real time, and reports such incidents to the Board when appropriate.

The CISO reports to the CIO and is principally responsible for overseeing the Program, in partnership with other business leaders across the Company including regional information security and technology officers. The Company's cybersecurity personnel maintain current knowledge through specific training programs, professional certifications, and participation in industry groups (e.g., Financial Services Sector Coordinating Council, Financial Services Information Sharing and Analysis Center, Analysis and Resilience Center, Securities Industry and Financial Markets Association, Cybersecurity and Infrastructure Security Agency, etc.). Company cybersecurity personnel expand and test their knowledge of cyber threats and countermeasures through additional on-the-job training and quarterly sponsored simulated exercises to practice their response to real-life threats. In addition, personnel are encouraged to obtain industry approved certifications as appropriate for their roles and responsibilities. Below are some examples of certifications held by the Company's cybersecurity personnel: Certified in the Governance of Enterprise IT, Certified Information Systems Security Professional, Certified Information Security Manager, Certified Risk Information Systems Control, Global Information Assurance Certification (GIAC) Certified Incident Handler, GIAC Assessing and Auditing Wireless Networks, and GIAC Continuous Monitoring Certification.

Our CISO has more than 30 years' leadership experience in the field of information technology, cybersecurity, and adjacent roles spanning both military, corporate, and advisory roles. He maintains multiple professional certifications and has completed various academic and professional training courses, including the Federal Bureau of Investigation CISO Academy. In addition, he continues to serve on cybersecurity advisory councils and on the faculty of educational institutions focused on network security and information technology.

There have been no material cybersecurity incidents that have affected AIG for the period covered by this annual report. *For a discussion regarding risks associated with cybersecurity threats, see Part I, Item 1A. Risk Factors – Business and Operations – "Our risk management policies, standards and procedures may prove to be ineffective and leave us exposed to unidentified or unanticipated risk, which could adversely affect our businesses, results of operations, financial condition and liquidity" and "We are exposed to certain risks if we are unable to maintain the availability of our critical technology systems and data and safeguard the confidentiality and integrity of our data, which could compromise our ability to conduct business and adversely affect our consolidated business, results of operations, financial condition and liquidity."*

ITEM 2 | Properties

We lease our corporate headquarters located at 1271 Avenue of the Americas, New York, New York. We operate from approximately 130 offices in the United States and approximately 240 offices in approximately 40 foreign countries. We own 9 offices in the United States and 40 offices in 7 foreign countries. The remainder of the office space we use is leased. We believe that our leases and properties are sufficient for our current purposes.

LOCATIONS OF CERTAIN ASSETS

As of December 31, 2023, approximately 8 percent of our consolidated assets were located outside the U.S. and Canada.

For additional information on geographic locations, see Note 3 to the Consolidated Financial Statements.

ITEM 3 | Legal Proceedings

For a discussion of legal proceedings, see Note 17 to the Consolidated Financial Statements, which is incorporated herein by reference.

ITEM 4 | Mine Safety Disclosures

Not applicable.

Part II

ITEM 5 | Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

AIG's common stock, par value $2.50 per share (AIG Common Stock), is listed on the New York Stock Exchange (NYSE: AIG). There were approximately 18,502 shareholders of record of AIG Common Stock as of February 8, 2024.

Equity Compensation Plans

See Part III, Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Purchases of Equity Securities

The following table provides information about purchases made by or on behalf of AIG or any "affiliated purchaser" (as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934 (the Exchange Act)) of AIG Common Stock during the three months ended December 31, 2023:

Period	Total Number of Shares Repurchased	Average Price Paid per Share*	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in millions)
October 1-31	2,787,099	$ 60.72	2,787,099	$ 7,038
November 1-30	6,703,311	64.26	6,703,311	6,608
December 1-31	6,685,175	66.51	6,685,175	6,163
Total	**16,175,585**	**$ 64.58**	**16,175,585**	**$ 6,163**

*   Excludes excise tax of $27 million due to the Inflation Reduction Act of 2022 for the year ended December 31, 2023.

On August 1, 2023, the Board of Directors authorized the repurchase of $7.5 billion of AIG Common Stock (inclusive of the approximately $2.15 billion of expected remaining authorization under the Board's prior share repurchase authorization upon expiration of the current 10b5-1 Plan as of August 7, 2023). As of December 31, 2023, approximately $6.2 billion remained under the authorization.

For additional information on our share purchases, see Note 18 to the Consolidated Financial Statements.

Common Stock Performance Graph

The following Performance Graph compares the cumulative total shareholder return on AIG Common Stock for a five-year period (December 31, 2018 to December 31, 2023) with the cumulative total return of the S&P's 500 stock index (which includes AIG), the S&P Property and Casualty Insurance Index and the S&P Life and Health Insurance Index.

Value of $100 Invested on December 31, 2018
(All $ as of December 31st)



- ● AMERICAN INTERNATIONAL GROUP
- ● S&P 500 INDEX
- ● S&P 500 Property & Casualty Insurance Index
- ● S&P 500 Life & Health Insurance Index

Dividend reinvestment has been assumed and returns have been weighted to reflect relative stock market capitalization.

				As of December 31,							
		2018		2019		2020		2021		2022	**2023**
AIG	$	100.00	$	133.58	$	102.52	$	157.80	$	179.49	$	**196.94**
S&P 500		100.00		131.49		155.68		200.37		164.08		**207.21**
S&P 500 Property & Casualty Insurance Index		100.00		125.87		134.63		160.58		190.89		**211.53**
S&P 500 Life & Health Insurance		100.00		123.18		111.51		152.41		168.18		**176.00**

ITEM 6 | [Reserved]

ITEM 7 | Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward-Looking Information and Factors That May Affect Future Results

This Annual Report on Form 10-K and other publicly available documents may include, and members of AIG management may from time to time make and discuss, statements which, to the extent they are not statements of historical or present fact, may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are intended to provide management's current expectations or plans for AIG's future operating and financial performance, based on assumptions currently believed to be valid and accurate. Forward-looking statements are often preceded by, followed by or include words such as "will," "believe," "anticipate," "expect," "expectations," "intend," "plan," "strategy," "prospects," "project," "anticipate," "should," "guidance," "outlook," "confident," "focused on achieving," "view," "target," "goal," "estimate" and other words of similar meaning in connection with a discussion of future operating or financial performance. These statements may include, among other things, projections, goals and assumptions that relate to future actions, prospective services or products, future performance or results of current and anticipated services or products, sales efforts, expense reduction efforts, the outcome of contingencies such as legal proceedings, anticipated organizational, business or regulatory changes, such as the separation of the Life and Retirement business from AIG, the effect of catastrophic events, both natural and man-made, and macroeconomic and/or geopolitical events, anticipated dispositions, monetization and/or acquisitions of businesses or assets, the successful integration of acquired businesses, management succession and retention plans, exposure to risk, trends in operations and financial results, and other statements that are not historical facts.

All forward-looking statements involve risks, uncertainties and other factors that may cause AIG's actual results and financial condition to differ, possibly materially, from the results and financial condition expressed or implied in the forward-looking statements. Factors that could cause AIG's actual results to differ, possibly materially, from those in specific projections, targets, goals, plans, assumptions and other forward-looking statements include, without limitation:

- the impact of adverse developments affecting economic conditions in the markets in which AIG and its businesses operate in the U.S. and globally, including adverse developments related to financial market conditions, macroeconomic trends, fluctuations in interest rates and foreign currency exchange rates, inflationary pressures, including social inflation, pressures on the commercial real estate market, an economic slowdown or recession, any potential U.S. federal government shutdown and geopolitical events or conflicts, including the conflict between Russia and Ukraine and the conflict in Israel and the surrounding areas;

- occurrence of catastrophic events, both natural and man-made, including the effects of climate change, geopolitical events and conflicts and civil unrest;

- disruptions in the availability or accessibility of AIG's or a third party's information technology systems, including hardware and software, infrastructure or networks, and the inability to safeguard the confidentiality and integrity of customer, employee or company data due to cyberattacks, data security breaches, or infrastructure vulnerabilities;

- AIG's ability to successfully dispose of, monetize and/or acquire businesses or assets or successfully integrate acquired businesses, and the anticipated benefits thereof;

- AIG's ability to realize expected strategic, financial, operational or other benefits from the separation of Corebridge Financial, Inc. (Corebridge) as well as AIG's equity market exposure to Corebridge;

- AIG's ability to effectively implement restructuring initiatives and potential cost-savings opportunities;

- AIG's ability to effectively implement technological advancements, including the use of artificial intelligence (AI), and respond to competitors' AI and other technology initiatives;

- the effectiveness of strategies to retain and recruit key personnel and to implement effective succession plans;

- concentrations in AIG's investment portfolios;

- AIG's reliance on third-party investment managers;

- changes in the valuation of AIG's investments;

- AIG's reliance on third parties to provide certain business and administrative services;

- availability of adequate reinsurance or access to reinsurance on acceptable terms;

- concentrations of AIG's insurance, reinsurance and other risk exposures;

- nonperformance or defaults by counterparties, including Fortitude Reinsurance Company Ltd. (Fortitude Re);

- AIG's ability to adequately assess risk and estimate related losses as well as the effectiveness of AIG's enterprise risk management policies and procedures, including with respect to business continuity and disaster recovery plans;

- difficulty in marketing and distributing products through current and future distribution channels;

- actions by rating agencies with respect to AIG's credit and financial strength ratings as well as those of its businesses and subsidiaries;

- changes to sources of or access to liquidity;

- changes in judgments concerning the recognition of deferred tax assets and the impairment of goodwill;

- changes in judgments or assumptions concerning insurance underwriting and insurance liabilities;

- changes in accounting principles and financial reporting requirements;

- the effects of sanctions, including those related to the conflict between Russia and Ukraine, and the failure to comply with those sanctions;

- the effects of changes in laws and regulations, including those relating to the regulation of insurance, in the U.S. and other countries in which AIG and its businesses operate;

- changes to tax laws in the U.S. and other countries in which AIG and its businesses operate;

- the outcome of significant legal, regulatory or governmental proceedings;

- AIG's ability to effectively execute on sustainability targets and standards;

- AIG's ability to address evolving stakeholder expectations and regulatory requirements with respect to environmental, social and governance matters;

- the impact of epidemics, pandemics and other public health crises and responses thereto; and

- such other factors discussed in:

  – Part I, Item 1A. Risk Factors of this Annual Report; and.

  – this Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) of this Annual Report.

Forward-looking statements speak only as of the date of this report, or in the case of any document incorporated by reference, the date of that document. We are not under any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional information as to factors that may cause actual results to differ materially from those expressed or implied in any forward-looking statements is disclosed from time to time in other filings with the Securities and Exchange Commission (SEC).

INDEX TO ITEM 7

Throughout the MD&A, we use certain terms and abbreviations, which are summarized in the Glossary and Acronyms.

We have incorporated into this discussion a number of cross-references to additional information included throughout this Annual Report to assist readers seeking additional information related to a particular subject.

Use of Non-GAAP Measures

Throughout this MD&A, we present our financial condition and results of operations in the way we believe will be most meaningful and representative of our business results. Some of the measurements we use are "non-GAAP financial measures" under SEC rules and regulations. GAAP is the acronym for "generally accepted accounting principles" in the United States. The non-GAAP financial measures we present may not be comparable to similarly-named measures reported by other companies.

We use the following operating performance measures because we believe they enhance the understanding of the underlying profitability of continuing operations and trends of our business segments. We believe they also allow for more meaningful comparisons with our insurance competitors. When we use these measures, reconciliations to the most comparable GAAP measure are provided on a consolidated basis in the Consolidated Results of Operations section of this MD&A.

Book value per common share, excluding accumulated other comprehensive income (loss) (AOCI) adjusted for the cumulative unrealized gains and losses related to Fortitude Re funds withheld assets and deferred tax assets (DTA) (Adjusted book value per common share) is used to show the amount of our net worth on a per-common share basis after eliminating items that can fluctuate significantly from period to period including changes in fair value (1) of AIG's available for sale securities portfolio, (2) of market risk benefits attributable to our own credit risk and (3) due to discount rates used to measure traditional and limited payment long-duration insurance contracts, foreign currency translation adjustments and U.S. tax attribute deferred tax assets. This measure also eliminates the asymmetrical impact resulting from changes in fair value of our available for sale securities portfolio wherein there is largely no offsetting impact for certain related insurance liabilities. In addition, we adjust for the cumulative unrealized gains and losses related to Fortitude Re funds withheld assets held by AIG in support of Fortitude Re's reinsurance obligations to AIG post deconsolidation of Fortitude Re (Fortitude Re funds withheld assets) since these fair value movements are economically transferred to Fortitude Re. We exclude deferred tax assets representing U.S. tax attributes related to net operating loss carryforwards and foreign tax credits as they have not yet been utilized. Amounts for interim periods are estimates based on projections of full-year attribute utilization. As net operating loss carryforwards and foreign tax credits are utilized, the portion of the DTA utilized is included in these book value per common share metrics. Adjusted book value per common share is derived by dividing total AIG common shareholders' equity, excluding AOCI adjusted for the cumulative unrealized gains and losses related to Fortitude Re funds withheld assets, and DTA (Adjusted common shareholders' equity), by total common shares outstanding.

Return on common equity – Adjusted after-tax income excluding AOCI adjusted for the cumulative unrealized gains and losses related to Fortitude Re funds withheld assets and DTA (Adjusted return on common equity) is used to show the rate of return on common shareholders' equity. We believe this measure is useful to investors because it eliminates items that can fluctuate significantly from period to period, including changes in fair value (1) of AIG's available for sale securities portfolio, (2) of market risk benefits attributable to our own credit risk and (3) due to discount rates used to measure traditional and limited payment long-duration insurance contracts, foreign currency translation adjustments and U.S. tax attribute deferred tax assets. This measure also eliminates the asymmetrical impact resulting from changes in fair value of our available for sale securities portfolio wherein there is largely no offsetting impact for certain related insurance liabilities. In addition, we adjust for the cumulative unrealized gains and losses related to Fortitude Re funds withheld assets since these fair value movements are economically transferred to Fortitude Re. We exclude deferred tax assets representing U.S. tax attributes related to net operating loss carryforwards and foreign tax credits as they have not yet been utilized. Amounts for interim periods are estimates based on projections of full-year attribute utilization. As net operating loss carryforwards and foreign tax credits are utilized, the portion of the DTA utilized is included in Adjusted return on common equity. Adjusted return on common equity is derived by dividing actual or annualized adjusted after-tax income attributable to AIG common shareholders by average Adjusted common shareholders' equity.

Adjusted after-tax income attributable to AIG common shareholders is derived by excluding the tax effected adjusted pre-tax income (APTI) adjustments described below, dividends on preferred stock, noncontrolling interest on net realized gains (losses), other non-operating expenses and the following tax items from net income attributable to AIG:

• deferred income tax valuation allowance releases and charges;

• changes in uncertain tax positions and other tax items related to legacy matters having no relevance to our current businesses or operating performance; and

• net tax charge related to the enactment of the Tax Cuts and Jobs Act.

Adjusted revenues exclude Net realized gains (losses), income from non-operating litigation settlements (included in Other income for GAAP purposes), changes in fair value of securities used to hedge guaranteed living benefits (included in Net investment income for GAAP purposes) and income from elimination of the international reporting lag. Adjusted revenues is a GAAP measure for our segments.

Adjusted pre-tax income is derived by excluding the items set forth below from income from continuing operations before income tax. This definition is consistent across our segments. These items generally fall into one or more of the following broad categories: legacy matters having no relevance to our current businesses or operating performance; adjustments to enhance transparency to the underlying economics of transactions; and measures that we believe to be common to the industry. APTI is a GAAP measure for our segments. Excluded items include the following:

- changes in fair value of securities used to hedge guaranteed living benefits;

- net change in market risk benefits (MRBs);

- changes in benefit reserves related to net realized gains and losses;

- changes in the fair value of equity securities;

- net investment income on Fortitude Re funds withheld assets;

- following deconsolidation of Fortitude Re, net realized gains and losses on Fortitude Re funds withheld assets;

- loss (gain) on extinguishment of debt;

- all net realized gains and losses except earned income (periodic settlements and changes in settlement accruals) on derivative instruments used for non-qualifying (economic) hedging or for asset replication. Earned income on such economic hedges is reclassified from net realized gains and losses to specific APTI line items based on the economic risk being hedged (e.g. net investment income and interest credited to policyholder account balances);

- income or loss from discontinued operations;

- net loss reserve discount benefit (charge);

- pension expense related to lump sum payments to former employees;

- net gain or loss on divestitures and other;

- non-operating litigation reserves and settlements;

- restructuring and other costs related to initiatives designed to reduce operating expenses, improve efficiency and simplify our organization;

- the portion of favorable or unfavorable prior year reserve development for which we have ceded the risk under retroactive reinsurance agreements and related changes in amortization of the deferred gain;

- integration and transaction costs associated with acquiring or divesting businesses;

- losses from the impairment of goodwill;

- non-recurring costs associated with the implementation of non-ordinary course legal or regulatory changes or changes to accounting principles; and

- income from elimination of the international reporting lag.

- *General Insurance*

  – **Ratios:** We, along with most property and casualty insurance companies, use the loss ratio, the expense ratio and the combined ratio as measures of underwriting performance. These ratios are relative measurements that describe, for every $100 of net premiums earned, the amount of losses and loss adjustment expenses (which for General Insurance excludes net loss reserve discount), and the amount of other underwriting expenses that would be incurred. A combined ratio of less than 100 indicates underwriting income and a combined ratio of over 100 indicates an underwriting loss. Our ratios are calculated using the relevant segment information calculated under GAAP, and thus may not be comparable to similar ratios calculated for regulatory reporting purposes. The underwriting environment varies across countries and products, as does the degree of litigation activity, all of which affect such ratios. In addition, investment returns, local taxes, cost of capital, regulation, product type and competition can have an effect on pricing and consequently on profitability as reflected in underwriting income and associated ratios.

  – **Accident year loss and accident year combined ratios, as adjusted (Accident year loss ratio, ex-CAT and Accident year combined ratio, ex-CAT):** both the accident year loss and accident year combined ratios, as adjusted, exclude catastrophe losses and related reinstatement premiums, prior year development, net of premium adjustments, and the impact of reserve discounting. Natural catastrophe losses are generally weather or seismic events, in each case, having a net impact on AIG in excess of $10 million and man-made catastrophe losses, such as terrorism and civil disorders that exceed the $10 million threshold. We believe that as adjusted ratios are meaningful measures of our underwriting results on an ongoing basis as they exclude catastrophes and the impact of reserve discounting which are outside of management's control. We also exclude prior year development to provide transparency related to current accident year results.

- *Life and Retirement*

  – **Premiums and deposits:** includes direct and assumed amounts received and earned on traditional life insurance policies, group benefit policies and life-contingent payout annuities, as well as deposits received on universal life, investment-type annuity contracts, Federal Home Loan Bank (FHLB) funding agreements and mutual funds. We believe the measure of premiums and deposits is useful in understanding customer demand for our products, evolving product trends and our sales performance period over period.

Results from discontinued operations are excluded from all of these measures.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires the application of accounting policies that often involve a significant degree of judgment.

The accounting policies that we believe are most dependent on the application of estimates and assumptions, which are critical accounting estimates, are related to the determination of:

- loss reserves;
- valuation of future policy benefit liabilities and recognition of measurement gains and losses;
- valuation of MRBs related to guaranteed benefit features of variable annuity, fixed annuity and fixed index annuity products;
- valuation of embedded derivative liabilities for fixed index annuity and index universal life products;
- reinsurance assets, including the allowance for credit losses and disputes;
- goodwill impairment;
- allowance for credit losses on certain investments, primarily on loans and available for sale fixed maturity securities;
- fair value measurements of certain financial assets and financial liabilities; and
- income taxes, in particular the recoverability of our deferred tax asset and establishment of provisions for uncertain tax positions.

These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from the assumptions used, our consolidated financial condition, results of operations and cash flows could be materially affected.

LOSS RESERVES

Loss reserves represent the accumulation of estimates of unpaid claims, including estimates for claims incurred but not reported and loss adjustment expenses, less applicable discount. We regularly review and update the methods used to determine loss reserve estimates. Because these estimates are subject to the outcome of future events and because loss trends vary and time is often required for changes in trends to be recognized and confirmed, changes in estimates are common.

The estimate of loss reserves relies on several key judgments:

- the determination of the actuarial methods used as the basis for these estimates;
- the relative weights given to these models by product line;
- the underlying assumptions used in these models; and
- the determination of the appropriate groupings of similar product lines and, in some cases, the disaggregation of dissimilar losses within a product line.

Numerous assumptions are made in determining the best estimate of reserves for each line of business, in consideration of expected ultimate losses, loss cost trends and loss development factors, where appropriate. The importance of any one assumption can vary by both line of business and accident year. Because such assumptions may differ from actual experience, there is potential for significant variation in the development of loss reserves. This estimation uncertainty is particularly relevant for long-tail lines of business.

All of our methods to calculate net reserves include assumptions about estimated reinsurance recoveries and their collectability. Reinsurance collectability is evaluated independently of the reserving process and appropriate allowances for uncollectible reinsurance are established.

Overview of Loss Reserving Process and Methods

Our loss reserves can generally be categorized into two distinct groups: short-tail reserves and long-tail reserves. Short-tail reserves consist principally of U.S. Property and Special Risks, Europe Property and Special Risks, U.S. Personal Insurance, and Europe and Japan Personal Insurance. Long-tail reserves include U.S. Workers' Compensation, U.S. Excess Casualty, U.S. Other Casualty, U.S. Financial Lines, and UK/Europe Casualty and Financial Lines.

Short-Tail Reserves

In short-tail lines of business, such as property or personal insurance, where the nature of these claims tends to be higher frequency with short reporting periods, with volatility arising from occasional severe events, the actual losses reported make up a greater proportion of the ultimate loss estimate. During the first few development quarters of an accident year, the expected ultimate losses generally reflect the average loss costs from a period of preceding accident quarters that have been adjusted for changes in rate and loss cost trends, mix of business, known exposure to unreported losses, or other factors affecting the particular line of business. For more mature quarters, specific loss development methods and/or frequency/severity methods may be used to determine the incurred but not reported (IBNR). IBNR for claims arising from catastrophic events or events of unusual severity would be determined taking into account information known by the claims department, using alternative techniques or expected percentages of ultimate loss emergence based on historical emergence of similar events or claim types.

Long-Tail Reserves

Estimation of loss reserves for our long-tail business is a complex process and depends on a number of factors, including the product line and volume of business, as well as estimates of reinsurance recoveries. Experience in more recent accident years generally provides limited statistical credibility of reported net losses on long-tail business. That is because in the more recent accident years, a relatively low proportion of estimated ultimate net incurred losses are reported or paid. Therefore, IBNR reserves constitute a relatively high proportion of loss reserves.

For our long-tail lines, we generally make actuarial and other assumptions with respect to the following:

• Loss cost trend factors, which are used to establish expected loss ratios for subsequent accident years based on the projected loss ratios for prior accident years.

• Expected loss ratios, which are used for the latest accident year and, in some cases, for accident years prior to the latest accident year. The expected loss ratio also generally reflects the average loss ratio from prior accident years, adjusted for the loss cost trend and the effect of rate changes and other quantifiable factors on the loss ratio.

• Loss development factors, which are used to project the reported losses for each accident year to an ultimate basis. Generally, the actual loss development factors observed from prior accident years would be used as a basis to determine the loss development factors for the subsequent accident years.

• Tail factors, which are development factors used for certain long-tail lines of business to project future loss development for periods that extend beyond the available development data. The development of losses to the ultimate loss for a given accident year for these lines may take decades and the projection of ultimate losses for an accident year is very sensitive to the tail factors selected beyond a certain age.

We record quarterly changes in loss reserves for each product line of business. The overall change in our loss reserves is based on the sum of the changes for all product lines of business. The quarterly loss reserve changes are based on the estimated current loss ratio for each subset of coverage less any amounts paid. Also, any change in estimated ultimate losses from prior accident years deemed to be necessary based on the results of our latest detailed valuation reviews, large loss analyses, or other analytical techniques, either positive or negative, is reflected in the loss reserve and incurred losses for the current quarter. Differences between actual loss emergence in a given period and our expectations based on prior loss reserve estimates are used to monitor reserve adequacy between detailed valuation reviews and may also influence our judgment with respect to adjusting reserve estimates.

Details of the Loss Reserving Process

The process of determining the current loss ratio for each product line of business is based on a variety of factors. These include considerations such as: prior accident year and policy year loss ratios; rate changes; and changes in coverage, reinsurance, or mix of business. Other considerations include actual and anticipated changes in external factors such as trends in loss costs, inflation, employment rates or unemployment duration or in the legal and claims environment. The current loss ratio for each product line of business is intended to represent our best estimate after reflecting all relevant factors. At the close of each quarter, the assumptions and data underlying the loss ratios are reviewed to determine whether they remain appropriate. This process includes a review of the actual loss experience in the quarter, actual rate changes achieved, actual changes in reinsurance, quantifiable changes in coverage or mix of business, and changes in other factors that may affect the loss ratio. The loss ratio is changed to reflect the revised estimate if this review suggests that the previously determined loss ratio is no longer appropriate and, generally, shorter tailed lines of business are more likely to experience changes than longer tailed lines for immature accident years unless the information is directionally unfavorable.

We conduct a comprehensive loss reserve detailed valuation review at least annually for each product line of business in accordance with Actuarial Standards of Practice. These standards provide that the unpaid loss estimate may be presented in a variety of ways, such as a point estimate, a range of estimates, a point estimate based on the expected value of several reasonable estimates, or a probability distribution of the unpaid loss amount. Our actuarial best estimate for each product line of business represents an expected value generally considering a range of reasonably possible outcomes.

The reserve analysis, globally, for each product line of business is performed by a credentialed actuarial team in collaboration with claims, underwriting, business unit management, risk management and senior management. Our actuaries consider the ongoing applicability of prior data groupings and update numerous assumptions, including the analysis and selection of loss development and loss trend factors. They also determine and select the appropriate actuarial or other methods used to develop our best estimate for each business product line, and may employ multiple methods and assumptions for each product line. These data groupings, accident year weights, method selections and assumptions necessarily change over time as business mix changes, development factors mature and become more credible and loss characteristics evolve. We consult with third-party specialists to help inform our judgments as needed. Through the execution of these detailed valuation reviews an actuarial best estimate of the loss reserve is determined. The sum of these estimates for each product line of business yields an overall actuarial best estimate for that line of business.

A critical component of our detailed valuation reviews is an internal peer review of our reserving analyses and conclusions, where actuaries independent of the initial review evaluate the reasonableness of assumptions used, methods selected, and weightings given to different methods. In addition, each detailed valuation review is subjected to a review and challenge process by specialists in our Enterprise Risk Management (ERM) group.

For certain product lines, we measure sensitivities and determine explicit ranges around the actuarial best estimate using multiple methodologies and varying assumptions. Where we have ranges, we use them to inform our selection of best estimates of loss reserves by product line of business. Our range of reasonable estimates is not intended to cover all possibilities or extreme values and is based on known data and facts at the time of estimation.

Actuarial and Other Methods for Our Lines of Business

Our actuaries determine the appropriate actuarial methods and segmentation. This determination is based on a variety of factors including the nature of the losses associated with the product line of business, such as the frequency or severity of the claims. In addition to determining the actuarial methods, the actuaries determine the appropriate loss reserve groupings of data. This determination is a judgmental, dynamic process and refinements to the groupings are made every year. The groupings may change to reflect observed or emerging patterns within and across product lines, or to differentiate risk characteristics (for example, size of deductibles and extent of third-party claims specialists used by our insureds). As an example of reserve segmentation, we write many unique subsets of professional liability insurance, which cover different products, industry segments, and coverage structures. While for pricing or other purposes, it may be appropriate to evaluate the profitability of each subset individually, we believe it is appropriate to combine the subsets into larger groups for reserving purposes to produce a greater degree of credibility in the loss experience. This determination of data segmentation and related actuarial methods is assessed, reviewed and updated at least annually.

The actuarial methods we use most commonly include paid and incurred loss development methods, expected loss ratio methods, including "Bornhuetter Ferguson" and "Cape Cod," and frequency/severity models. Loss development methods utilize the actual loss development patterns from prior accident years updated through the current year to project the reported losses to an ultimate basis for all accident years. We also use this information to update our current accident year loss selections. Loss development methods are generally most appropriate for lines of business that exhibit a stable pattern of loss development from one accident year to the next, and for which the components of the product line have similar development characteristics. Expected loss ratio methods rely on the application of an expected loss ratio to the earned premium for the product line of business to determine the liability for loss reserves and loss adjustment expenses. We generally use expected loss ratio methods in cases where the reported loss data lacked sufficient credibility to utilize loss development methods, such as for new product lines of business or for long-tail product lines at early stages of loss development. Frequency/severity models may be used where sufficient frequency counts are available to apply such approaches.

A key advantage of loss development methods is that they respond more quickly to any actual changes in loss costs for the product line of business. Therefore, if loss experience is unexpectedly deteriorating or improving, the loss development method gives full credibility to the changing experience. Expected loss ratio methods would be slower to respond to the change, as they would continue to give more weight to a prior expected loss ratio, until enough evidence emerged to modify the expected loss ratio to reflect the changing loss experience. On the other hand, loss development methods have the disadvantage of overreacting to changes in reported losses if the loss experience is anomalous due to the various key factors described above and the inherent volatility in some of the lines. For example, the presence or absence of large losses at the early stages of loss development could cause the loss development method to overreact to the favorable or unfavorable experience by assuming it is a fundamental shift in the development pattern. In these instances, expected loss ratio methods such as Bornhuetter Ferguson have the advantage of recognizing large losses without extrapolating unusual large loss activity onto the unreported portion of the losses for the accident year.

The Cape Cod method is a hybrid between the loss development and Bornhuetter Ferguson methods, where the historic loss data and loss development factor assumptions are used to determine the expected loss ratio estimate in the Bornhuetter Ferguson method.

Where appropriate, supplemental analysis for the given line of business may be performed in addition to the above described techniques such as Shareholder Class Action suit analysis for Directors and Officers (D&O) coverages.

Frequency/severity methods generally rely on the determination of an ultimate number of claims and an average severity for each claim for each accident year. Multiplying the estimated ultimate number of claims for each accident year by the expected average severity of each claim produces the estimated ultimate loss for the accident year. Frequency/severity methods generally require a sufficient volume of claims in order for the average severity to be predictable. Average severity for subsequent accident years is generally determined by applying an estimated annual loss cost trend to the estimated average claim severity from prior accident years. In certain cases, a structural approach may also be used to predict the ultimate loss cost. Frequency/severity methods have the advantage that ultimate claim counts can generally be estimated more quickly and accurately than can ultimate losses. Thus, if the average claim severity can be accurately estimated, these methods can more quickly respond to changes in loss experience than other methods. However, for average severity to be predictable, the product line of business must consist of homogenous types of claims for which loss severity trends from one year to the next are reasonably consistent and where there are limited changes to deductible levels or limits. Generally these methods work best for high frequency, low severity product lines of business such as personal auto. However, frequency and severity metrics are also used to test the reasonability of results for other product lines of business and provide indications of underlying trends in the data. In addition, ultimate claim counts can be used as an alternative exposure measure to earned premiums in the Cape Cod method.

The estimation of liability for loss reserves and loss adjustment expenses relating to asbestos and environmental pollution losses on insurance policies written many years ago is typically subject to greater uncertainty than other types of losses. This is due to inconsistent court decisions, as well as judicial interpretations and legislative actions that in some cases have tended to broaden coverage beyond the original intent of such policies or have expanded theories of liability. In addition, reinsurance recoverable balances relating to asbestos and environmental loss reserves are subject to greater uncertainty due to the underlying age of the claim, underlying legal issues surrounding the nature of the coverage, and determination of proper policy period. For these reasons, these balances tend to be subject to increased levels of disputes and legal collection activity when actually billed. The insurance industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with a continuing uncertainty in its efforts to quantify these exposures.

We continue to receive claims asserting injuries and damages from toxic waste, hazardous substances, and other environmental pollutants and alleged claims to cover the cleanup costs of hazardous waste dump sites, referred to collectively as environmental claims, and indemnity claims asserting injuries from asbestos. The vast majority of these asbestos and environmental losses emanate from policies written in 1984 and prior years. Commencing in 1985, standard policies contained absolute exclusions for pollution-related damage and asbestos. The current environmental policies that we specifically price and underwrite for environmental risks on a claims-made basis have been excluded from the analysis. Nevertheless, most of these legacy exposures have been heavily reinsured with very highly rated reinsurers.

The majority of our remaining exposures for asbestos and environmental losses are related to excess casualty coverages, not primary coverages. The litigation costs are treated in the same manner as indemnity amounts, with litigation expenses included within the limits of the liability we incur. Individual significant loss reserves, where future litigation costs are reasonably determinable, are established on a case-by-case basis.

Key Assumptions of our Actuarial Methods by Line of Business

Line of Business or Category	Key Assumptions
U.S. Workers' Compensation	We generally use a combination of loss development and expected loss ratio methods for U.S. Workers' Compensation as this is a long-tail line of business. The tail factor is typically the most critical assumption, and small changes in the selected tail factor can have a material effect on our carried reserves. For example, the tail factors beyond twenty years for guaranteed cost business could vary by 1 percentage point below to 2.5 percentage points above those indicated in the 2023 detailed valuation review. For excess of deductible business, in our judgment, it is reasonably possible that tail factors beyond twenty years could vary by 1.5 percentage points below to 3 percentage points above those indicated in the 2023 detailed valuation review.
U.S. Excess Casualty	We utilize various loss cost trend assumptions for different segments of the portfolio. In our judgment, after evaluating the historical loss cost trends from prior accident years since the early 1990s, it is reasonably possible that actual loss cost trends applicable to the year-end 2023 detailed valuation review for U.S. Excess Casualty may range 5 percentage points lower or higher than this estimated loss trend. The loss cost trend assumption is critical for the U.S. Excess Casualty line of business due to the long-tail nature of the losses, and it is applied across many accident years. Thus, there is the potential for the loss reserves with respect to a number of accident years (the expected loss ratio years) to be significantly affected by changes in loss cost trends that were initially relied upon in setting the loss reserves. These changes in loss trends could be attributable to changes in inflation or in the judicial environment, or in other social or economic conditions affecting losses. U.S. Excess Casualty is a long-tail line of business and any deviation in loss development factors might not be discernible for an extended period of time subsequent to the recording of the initial loss reserve estimates for any accident year. Mass tort claims in particular may develop over a very extended period and impact multiple accident years, so we usually select a separate pattern for them. Thus, there is the potential for the loss reserves with respect to a number of accident years to be significantly affected by changes in loss development factors that were initially relied upon in setting the reserves. In our judgment, after evaluating the historical loss development factors from prior accident years since the early 1990s, it is reasonably possible that the actual loss development factors could vary by an amount equivalent to a six month shift from those actually utilized in the year-end 2023 detailed valuation review. This would impact projections both for accident years where the selections were directly based on loss development methods as well as the a priori loss ratio assumptions for accident years with selections based on Bornhuetter Ferguson or Cape Cod methods. Similar to loss cost trends, these changes in loss development factors could be attributable to changes in inflation or in the judicial environment, or in other social or economic conditions affecting losses. Given the very long-tail nature of this business, the tail factor selection can also have material impact on our carried reserves. The sensitivity around tail selection may also be a proxy for the sensitivity of a calendar year impact of monetary inflation on unpaid losses. It is reasonably possible for the tail factors for Excess Casualty could vary by 2 percentage points below to 3.5 percentage points above those indicated in the 2023 detailed valuation review.
U.S. Other Casualty	The key assumptions for other casualty lines are similar to U.S. Excess Casualty, as the underlying business is long-tailed and can be subject to variability in loss cost trends and changes in loss development factors. These may differ significantly by line of business as coverages such as general liability, medical malpractice and environmental may be subject to different risk drivers.
U.S. Financial Lines	The loss cost trends for U.S. D&O liability business vary by year and subset. After evaluating the historical loss cost levels from prior accident years since the early 1990s, including the potential effect of losses relating to the credit crisis, in our judgment, it is reasonably possible that the actual variation in loss cost levels for these subsets could vary by approximately 10 percentage points lower or higher on a year-over-year basis than the assumptions actually utilized in the year-end 2023 reserve review. Because the U.S. D&O business has exhibited highly volatile loss trends from one accident year to the next, there is the possibility of an exceptionally high deviation. In our analysis, the effects of loss cost trend assumptions affect the results through the a priori loss ratio assumptions used for the Bornhuetter Ferguson and Cape Cod methods, which impact the projections for the more recent accident years. The selected loss development factors are also an important assumption, but are less critical than for U.S. Excess Casualty. Because these lines are written on a claims made basis, the loss reporting and development tail is much shorter than for U.S. Excess Casualty. However, the high severity nature of the losses does create the potential for significant deviations in loss development patterns from one year to the next. Similar to U.S. Excess Casualty, after evaluating the historical loss development factors from prior accident years since the early 1990s, in our judgment, it is reasonably possible that actual loss development factors could change by an amount equivalent to a shift by six months from those actually utilized in the year-end 2023 reserve review.
UK/Europe Casualty and Financial Lines	Similar to U.S. business, UK/Europe Casualty and Financial Lines can be significantly impacted by loss cost trends and changes in loss development factors. The variation in such factors can differ significantly by product and region, however the range of potential impacts is much lower than that of other lines of business noted above.
U.S. and UK/Europe Property and Special Risks	For shorter-tail lines such as Property and Special Risks, variance in outcomes for individual large claims or events typically has a greater impact on results than does changes in actuarial assumptions or methodology. This is because a greater proportion of the ultimate loss, at any stage of development, is composed of reported losses than IBNR reserves. These outcomes generally relate to unique characteristics of events such as catastrophes or losses with significant business interruption claims.
U.S., UK/Europe and Japan Personal Insurance	Personal Insurance is short-tailed in nature similar to Property and Special Risks but less volatile. Variance in estimates can result from unique events such as catastrophes. In addition, some subsets of this business, such as auto liability, can be impacted by changes in loss development factors and loss cost trends.

The following sensitivity analysis table summarizes the effect on the loss reserve position of using certain alternative loss cost trend (for accident years where we use expected loss ratio methods) or loss development factor assumptions rather than the assumptions actually used in determining our estimates in the year-end loss reserve analyses in 2023:

December 31, 2023 *(in millions)*		Increase (Decrease) to Loss Reserves		Increase (Decrease) to Loss Reserves
Loss cost trends:			**Loss development factors:**	
U.S. Excess Casualty:			**U.S. Excess Casualty:**	
5.0 percentage points increase	$	850	3.5 percentage points tail factor increase $	1,200
5.0 percentage points decrease		(650)	2.0 percentage points tail factor decrease	(750)
			U.S. Excess Casualty:	
			6-months slower	600
			6-months faster	(550)
U.S. Financial Lines (D&O)			**U.S. Financial Lines (D&O)**	
10.0 percentage points increase		950	6-months slower	600
10.0 percentage points decrease		(700)	6-months faster	(550)
			U.S. Workers' Compensation:	
			Tail factor increase[a]	800
			Tail factor decrease[b]	(550)

(a) Tail factor increase of 2.5 percentage points for guaranteed cost business and 3 percentage points for deductible business.

(b) Tail factor decrease of 1 percentage point for guaranteed cost business and 1.5 percentage points for deductible business.

For additional information on our reserving process and methodology, see Note 13 to the Consolidated Financial Statements.

FUTURE POLICY BENEFITS FOR LIFE AND ACCIDENT AND HEALTH INSURANCE CONTRACTS

Long-duration traditional products primarily include whole life insurance, term life insurance, and certain payout annuities for which the payment period is life-contingent, which include certain of our single premium immediate annuities including pension risk transfer (PRT) and structured settlements. In addition, these products also include accident and health, and long-term care (LTC) insurance. The LTC block is in run-off and has been fully reinsured with Fortitude Re.

Updating net premiums ratios (NPRs) – Remeasurement gains and losses: Generally, future policy benefits are payable over an extended period of time and related liabilities are calculated as the present value of future benefits less the present value of future net premiums (portion of the gross premium required to provide for all benefits and expenses). The assumptions used to calculate the benefit liabilities are initially set when a policy is issued and an NPR is established. Benefit liabilities are subsequently remeasured periodically to reflect changes in policy assumptions and actual versus expected experience and are recognized as remeasurement gains and losses, a component of policyholder benefits. The assumptions include mortality, morbidity and persistency. These assumptions are typically consistent with pricing inputs at policy issuance. Liabilities are accreted using an upper-medium grade (low credit risk) fixed income instrument yield that is locked-in at policy issuance. The liabilities are remeasured at the balance sheet date using a current upper-medium grade yield with changes in the liabilities reported in Other comprehensive income (loss) (OCI).

For universal life policies with secondary guarantees: We recognize certain liabilities in addition to policyholder account balances. For universal life policies with secondary guarantees, as well as other universal life policies for which profits followed by losses are expected at contract inception, a liability is recognized based on a benefit ratio of (a) the present value of total expected payments, in excess of the account value, over the life of the contract, divided by (b) the present value of total expected assessments over the life of the contract. Universal life account balances are reported in Policyholder contract deposits, while these additional liabilities related to universal life products are reported within Future policy benefits in the Consolidated Balance Sheets. These additional liabilities are also adjusted to reflect the effect of unrealized gains or losses on fixed maturity securities available for sale on accumulated assessments, with related changes recognized through Other comprehensive income (loss). The policyholder behavior assumptions for these liabilities include mortality, lapses and premium persistency. The capital market assumptions used for the liability for universal life secondary guarantees include discount rates and net earned rates.

MARKET RISK BENEFITS

Annuity products offered by our Individual Retirement and Group Retirement segments offer guaranteed benefit features (collectively known as GMxBs). These guaranteed features include guaranteed minimum death benefits (GMDB) that are payable in the event of death and guaranteed minimum withdrawal benefits (GMWB) that guarantee lifetime withdrawals regardless of fixed account and separate account value performance. *For additional information on these features, see Note 14 to the Consolidated Financial Statements.*

GMxBs are recognized as MRBs and can be assets or liabilities, and represent the expected value of benefits in excess of the projected account value, with changes in fair value of MRBs recognized in the Consolidated Statements of Income (Loss) and the portion of the fair value change attributable to our own credit risk recognized in OCI.

Our exposure to the guaranteed amounts is equal to the amount by which the contract holder's account balance is below the amount provided by the guaranteed feature. A deferred annuity contract may include more than one type of GMxB; for example, it may have both a GMDB and a GMWB. However, a policyholder can generally only receive payout from one guaranteed feature on a contract containing a death benefit and a living benefit, i.e., the features are generally mutually exclusive (except a surviving spouse who has a rider to potentially collect both a GMDB upon their spouse's death and a GMWB during his or her lifetime). A policyholder cannot purchase more than one living benefit on one contract. Declines in the equity markets, increased volatility and a low interest rate environment generally increase our exposure to potential benefits under the guaranteed features, leading to an increase in the liabilities for those benefits.

For additional information on market risk management related to these product features, see Enterprise Risk Management – Insurance Risks – Life and Retirement Companies' Key Risks – Variable Annuity, Fixed Index Annuity and Index Universal Life Risk Management and Hedging Programs.

The valuation methodology and assumptions used to measure our GMxBs is presented in the following table:

Guaranteed Benefit Feature	Reserving Methodology & Key Assumptions
Fair Value Methodology	Guaranteed minimum benefits on annuity products are market risk benefits that are required to be measured at fair value with changes in the fair value of the liabilities recorded in changes in the fair value of market risk benefits, except for changes related to the Company's own credit risk which are recorded in AOCI. The fair value of these benefits is based on assumptions that a market participant would use in valuing these MRBs.
	The Company applies a non-option-based approach for variable products, and an option-based approach for fixed index and fixed products. Under the non-option-based approach, a portion of actual fees (i.e., attributed fees) is determined such that the present value of expected benefits less attributed fees is zero at issue. This calculated ratio is locked in and utilized in each policy valuation going forward and results in an MRB value of zero at policy issue. Under the option-based approach, the MRB value at issue represents the present value of expected benefits after account value exhaustion. There is no calculated attributed fee ratio under this approach; as such, the calculated MRB liability at inception requires an equal and offsetting adjustment to the underlying host contract. Consistent with the non-option-based approach, this results in no gains or losses recognized upon policy issuance.
	The fair value of the market risk benefits, which are Level 3 assets and liabilities, is based on a risk-neutral framework and incorporates actuarial and capital market assumptions related to projected cash flows over the expected lives of the contracts.
	For additional information on how we value for MRBs, see Note 14 to the Consolidated Financial Statements, and for information on fair value measurement of these MRBs, including how we incorporate our own non-performance risk, see Note 5 to the Consolidated Financial Statements.
Key Assumptions	Key assumptions include: • interest rates; • equity market returns; • market volatility; • credit spreads; • equity / interest rate correlation; • policyholder behavior, including mortality, lapses, withdrawals and benefit utilization. Estimates of future policyholder behavior are subject to judgment and based primarily on our historical experience; and • in applying asset growth assumptions for the valuation of MRBs, we use market-consistent assumptions calibrated to observable interest rate and equity option prices. For the fixed index annuity GMxB liability, policyholder funds are projected assuming growth equal to current option values for the current crediting period followed by option budgets for all subsequent crediting periods. Policyholder fund growth projected assuming credited rates are expected to be maintained at a target pricing spread, subject to guaranteed minimums.

VALUATION OF EMBEDDED DERIVATIVES FOR FIXED INDEX ANNUITY AND INDEX UNIVERSAL LIFE PRODUCTS

Fixed index annuity and life products provide growth potential based in part on the performance of market indices. Certain fixed index annuity products offer optional guaranteed benefit features similar to those offered on variable annuity products. Policyholders may elect to rebalance among the various accounts within the product at specified renewal dates. At the end of each index term, we generally have the opportunity to re-price the index component by establishing different participation rates or caps on index credited rates. The index crediting feature of these products results in the recognition of an embedded derivative that is required to be bifurcated from the host contract and carried at fair value with changes in the fair value of the liabilities recorded in Net realized gains (losses). Option pricing models are used to estimate fair value, taking into account assumptions for future index growth rates, volatility of the index, future interest rates, and our ability to adjust the participation rate and the cap on index credited rates in light of market conditions and policyholder behavior assumptions.

For additional information on market risk management related to these product features, see Enterprise Risk Management – Insurance Risks – Life and Retirement Companies' Key Risks – Variable Annuity, Fixed Index Annuity and Index Universal Life Risk Management and Hedging Programs.

The following table summarizes the sensitivity of changes in certain assumptions for MRBs, liability for Future policyholder benefits, net of reinsurance and embedded derivatives related to index-linked interest credited features, measured as the related hypothetical impact for the December 31, 2023 balances and the resulting hypothetical impact on pre-tax income and OCI, before hedging:

(in millions)	December 31, 2023	
	Increase (Decrease) Due to Changes in MRBs, Liability for Future Policyholder Benefits, and Embedded Derivatives Related to Index-Linked Interest Credited Features	
	Pre-Tax Income	Other Comprehensive Income (Loss) Impact
Assumptions:		
Equity Return[a]		
Effect of an increase by 20%	$ 157	$ 153
Effect of a decrease by 20%	(238)	(126)
Interest Rate[b]		
Effect of an increase by 1%	2,323	2,920
Effect of a decrease by 1%	(3,087)	(3,514)

(a) Represents the net impact of a 20 percent increase or decrease in the S&P 500 index.

(b) Represents the net impact of one percent parallel shift in the yield curve.

The sensitivities of 20 percent and one percent are included for illustrative purposes only and do not reflect the changes in net investment spreads, equity return, volatility, interest rate, mortality or lapse used by AIG in its fair value analyses to value other applicable liabilities. Changes different from those illustrated may occur in any period and by different products.

The change in pre-tax income due to variances in equity returns or interest rates reflects the impact to MRBs using the at-issue Non-performance Risk Adjustment (NPA) and the change in embedded derivatives related to index-linked interest credit features. The change in OCI due to equity returns solely reflects the impact on MRBs due to changes in the NPA, while the change in OCI due to interest rates also reflects the impact to the Liability for future policyholder benefits, net of reinsurance.

The analysis of MRBs and embedded derivatives is a dynamic process that considers all relevant factors and assumptions described above. We estimate each of the above factors individually, without the effect of any correlation among the key assumptions. An assessment of sensitivity associated with changes in any single assumption would not necessarily be an indicator of future results. The effects on pre-tax income in the sensitivity analysis table above do not reflect the related effects from our economic hedging program, which utilizes derivative and other financial instruments and is designed so that changes in value of those instruments move in the opposite direction of changes in the guaranteed benefit MRBs and embedded derivative liabilities.

For additional information on guaranteed benefit features of our variable annuities and the related hedging program, see Notes 5, 9, 13 and 14 to the Consolidated Financial Statements.

REINSURANCE ASSETS

In the ordinary course of business, our insurance companies may use both treaty and facultative reinsurance to minimize their net loss exposure to any single catastrophic loss event or to an accumulation of losses from a number of smaller events or to provide greater diversification of our businesses. Reinsurance assets include the balances due from reinsurance and insurance companies under the terms of our reinsurance agreements for paid and unpaid losses and loss adjustment expenses incurred, ceded unearned premiums and ceded future policy benefits for life and accident and health insurance contracts and benefits paid and unpaid. The estimation of reinsurance recoverables involves a significant amount of judgment. Reinsurance assets include reinsurance recoverables on unpaid losses and loss adjustment expenses that are estimated as part of our loss reserving process and, consequently, are subject to similar judgments and uncertainties as the estimation of gross loss reserves. *For additional information on reinsurance, see Note 8 to the Consolidated Financial Statements.*

GOODWILL IMPAIRMENT

Goodwill represents the future economic benefits arising from assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is tested for impairment annually, or more frequently if circumstances indicate an impairment may have occurred. A qualitative assessment may be performed, considering whether events or circumstances exist that lead to a determination that it is not more likely than not that the fair value of an operating segment is less than its carrying value. If management elects to perform a quantitative assessment to determine recoverability of carrying value or is compelled to do so based on the results of a qualitative assessment, the estimate of fair value involves applying one or a combination of common valuation approaches. These include discounted expected future cash flows, market-based earnings multiples and external appraisals, among other methods, all of which require management judgment and are subject to uncertainty, primarily as it relates to assumptions around business growth, earnings projections, and cost of capital.

For additional information on goodwill impairment, see Part I, Item 1A. Risk Factors – Estimates and Assumptions and Note 12 to the Consolidated Financial Statements.

ALLOWANCE FOR CREDIT LOSSES ON CERTAIN INVESTMENTS

We maintain an allowance for the expected lifetime credit losses of commercial and residential mortgage loans and available for sale securities. The sufficiency of this allowance is reviewed quarterly using both quantitative and qualitative considerations, which are subject to risks and uncertainties. These considerations and the overall methodology used to estimate the allowance for credit losses are discussed in more detail in Note 6 and Note 7 to the Consolidated Financial Statements for available for sale securities and Commercial and residential loans, respectively.

FAIR VALUE MEASUREMENTS OF CERTAIN FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Assets and liabilities recorded at fair value in the Consolidated Balance Sheets are measured and classified in a hierarchy for disclosure purposes consisting of three levels based on the observability of inputs available in the marketplace used to measure the fair value. We classify fair value measurements for certain assets and liabilities as Level 3 when they require significant unobservable inputs in their valuation. We consider unobservable inputs to be those for which market data is not available. Our assessment of the significance of a particular input to the fair value measurement of an asset or liability requires judgment.

For additional information about the valuation methodologies of financial instruments measured at fair value, see Note 5 to the Consolidated Financial Statements.

INCOME TAXES

Deferred income taxes represent the tax effect of the differences between the amounts recorded in our Consolidated Financial Statements and the tax basis of assets and liabilities. Our assessment of net deferred income taxes represents management's best estimate of the tax consequences of various events and transactions, which can themselves be based on other accounting estimates, resulting in incremental uncertainty in the estimation process.

Deferred Tax Asset Recoverability

The evaluation of the recoverability of our deferred tax asset and the need for a valuation allowance requires us to weigh all positive and negative evidence to reach a conclusion that it is more likely than not that all or some portion of the deferred tax asset will not be realized. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. As such, changes in tax laws in countries where we transact business can impact our deferred tax asset valuation allowance. We consider multiple factors to reliably estimate future taxable income so we can determine the extent of our ability to realize net operating losses, foreign tax credits, realized capital loss and other carryforwards. These factors include forecasts of future income for each of our businesses, which incorporate forecasts of future statutory income for our insurance companies, and actual and planned business and operational changes, both of which include assumptions about future macroeconomic and AIG-specific conditions and events. We subject the forecasts to stresses of key assumptions and evaluate the effect on tax attribute utilization. We also apply stresses to our assumptions about the effectiveness of relevant prudent and feasible tax planning strategies. In performing our assessment of recoverability, we consider tax laws governing the utilization of net operating loss, capital loss and foreign tax credit carryforwards in each applicable jurisdiction. These tax laws are subject to change, resulting in incremental uncertainty in our assessment of recoverability.

Uncertain Tax Positions

Uncertain tax positions represent AIG's liability for income taxes on tax years subject to review by the Internal Revenue Service (IRS) or other tax authorities. We determine whether it is more likely than not that a tax position will be sustained, based on technical merits, upon examination by the relevant taxing authorities before any part of the benefit can be recognized in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. The completion of review, or the expiration of federal statute of limitations for a given audit period could result in an adjustment to the liability for income taxes.

For a discussion of our framework for assessing the recoverability of our deferred tax asset and other tax topics, see Note 23 to the Consolidated Financial Statements.

Executive Summary

OVERVIEW

This overview of the MD&A highlights selected information and may not contain all of the information that is important to current or potential investors in our securities. You should read this Annual Report in its entirety for a more detailed description of events, trends, uncertainties, risks and critical accounting estimates affecting us.

Adoption of Targeted Improvements to the Accounting for Long-Duration Contracts

In August 2018, the Financial Accounting Standards Board (FASB) issued an accounting standard update with the objective of making targeted improvements to the existing recognition, measurement, presentation and disclosure requirements for long-duration contracts issued by an insurance entity.

The Company adopted the targeted improvements to the accounting for long-duration contracts (the standard or LDTI) on January 1, 2023, with a transition date of January 1, 2021 (as described in additional detail below).

The Company adopted the standard using the modified retrospective transition method relating to liabilities for traditional and limited payment contracts and deferred policy acquisition costs associated therewith, while the Company adopted the standard in relation to MRBs on a retrospective basis. Based upon this transition method, as of the January 1, 2021 transition date (Transition Date), the impact of the adoption of the standard was a net decrease to beginning AOCI of $2.2 billion and a net increase to beginning Retained earnings of $933 million.

The net increase in Retained earnings resulted from:

• The reclassification of the cumulative effect of non-performance adjustments related to our products in Individual Retirement and Group Retirement operating segments that are currently measured at fair value (e.g., living benefit guarantees associated with variable annuities),

Partially offset by:

• A reduction from the difference between the fair value and carrying value of benefits not previously measured at fair value (e.g., death benefit guarantees associated with variable annuities).

The net decrease in AOCI resulted from:

• The reclassification of the cumulative effect of non-performance adjustments discussed above,

• Changes to the discount rate which will most significantly impact our Life Insurance and Institutional Markets segments,

Partially offset by:

• The removal of Deferred policy acquisition costs, Unearned revenue reserves, Sales inducement assets and certain future policyholder benefit balances recorded in AOCI related to changes in unrealized appreciation (depreciation) on investments.

REGULATORY, INDUSTRY AND ECONOMIC FACTORS

Russia/Ukraine Conflict

The Russia/Ukraine conflict began in February 2022. The conflict has and may continue to have a significant impact on the global macroeconomic and geopolitical environments, including increased volatility in capital and commodity markets, rapid changes to regulatory conditions around the globe including the use of sanctions, operational challenges for multinational corporations, inflationary pressures and an increased risk of cybersecurity incidents.

The conflict is evolving and has the potential to adversely affect our business and results of operations from an investment, underwriting and operational perspective. While we believe we have taken appropriate actions to minimize related risk, we continue to monitor potential exposure and operational impacts, as well as any actual and potential claims activity. The ultimate impact will depend on future developments that are uncertain and cannot be predicted, including scope, severity and duration, the governmental, legislative and regulatory actions taken (including the application of sanctions), and court decisions, if any, rendered in response to those actions.

Impact of Changes in the Interest Rate Environment and Equity Markets

Certain key U.S. benchmark rates continued to rise during 2023 as markets reacted to heightened inflation measures, geopolitical risk, and the Board of Governors of the Federal Reserve System implementing multiple increases to short term interest rates. The yield pick of new investments over sales, maturities and paydowns and redemptions, excluding Fortitude Re, averaged 195 basis points during 2023. This combined with resetting of coupon rates on floating rate securities and loans has steadily improved the overall portfolio yields. However, the key benchmark rates remain highly volatile. We actively manage our exposure to the interest rate environment through portfolio construction and asset-liability management, including spread management strategies for our investment-oriented products and economic hedging of interest rate risk from guarantee features in our variable and fixed index annuities, but we may not be able to fully mitigate our interest rate risk by matching exposure of our assets relative to our liabilities.

Equity Markets

Our financial results are impacted by the performance of equity markets, which impacts the performance of our alternative investment portfolio, fee income and net amount at risk. For instance, in our variable annuity separate accounts, mutual fund assets and brokerage and advisory assets, we generally earn fee income based on the account value, which fluctuates with the equity markets as a significant amount of these assets are invested in equity funds. The impact of equity market returns, both increases and decreases, is reflected in our results due to the impact on the account value and the fair values of equity-exposed securities.

In Life and Retirement, hedging costs could also be significantly impacted by changes in the level of equity markets as rebalancing and option costs are tied to the equity market volatility. These hedging costs are partially offset by our rider fees that are tied to the level of the Chicago Board Options Exchange Volatility Index. As rebalancing and option costs increase or decrease, the rider fees will increase or decrease partially offsetting the hedging costs incurred.

Market and other economic factors may result in increased credit impairments, downgrades and losses across single or numerous asset classes due to lower collateral values or deteriorating cash flow and profitability by borrowers could lead to higher defaults on our investment portfolio, especially in geographic, industry or investment sectors where we have higher concentrations of exposure, such as real estate related borrowings. These factors can also cause widening of credit spreads which could reduce investment asset valuations, decrease fee income and increase statutory capital requirements, as well as reduce the availability of investments that are attractive from a risk-adjusted perspective.

Alternative investments include private equity funds which are generally reported on a one-quarter lag. Accordingly, changes in valuations driven by equity market conditions during the fourth quarter of 2023 may impact the private equity investments in the alternative investments portfolio in the first quarter of 2024.

Annuity Sales and Surrenders

The rising rate environment and our partnership with Blackstone Inc. and its investment advisory affiliates (Blackstone) have provided a strong tailwind for fixed and fixed index annuity sales, however, higher interest rates have also resulted in an increase in surrenders. Rising interest rates could continue to create the potential for increased sales, but could also drive higher surrenders relative to what we have already experienced. Fixed annuities have surrender charge periods, generally in the three-to-seven year range. Fixed index annuities have surrender charge periods, generally in the five-to-ten year range, and within our Group Retirement segment, certain of our fixed investment options are subject to other withdrawal restrictions, which may help mitigate increased early surrenders in a rising rate environment. In addition, older contracts that have higher minimum interest rates and continue to be attractive to contract holders have driven better than expected persistency in fixed annuities, although the reserves for such contracts have continued to decrease over time in amount and as a percentage of the total annuity portfolio. We closely monitor surrenders of fixed annuities as contracts with lower minimum interest rates come out of the surrender charge period.

Reinvestment and Spread Management

We actively monitor fixed income markets, including the level of interest rates, credit spreads and the shape of the yield curve. We also frequently review our interest rate assumptions and actively manage the crediting rates used for new and in-force business. Business strategies continue to evolve and we attempt to maintain profitability of the overall business in light of the interest rate environment. A rising interest rate environment results in improved yields on new investments and improves margins for our Life and Retirement business while also making certain products, such as fixed annuities, more attractive to potential customers. However, the rising rate environment has resulted in lower values on general and separate account assets, mutual fund assets and brokerage and advisory assets that hold investments in fixed income assets.

For additional information on our investment and asset-liability management strategies, see Investments.

For investment-oriented products, including universal life insurance, and variable, fixed and fixed index annuities, in our Individual Retirement, Group Retirement, Life Insurance and Institutional Markets businesses, our spread management strategies include disciplined pricing and product design for new business, modifying or limiting the sale of products that do not achieve targeted spreads, using asset-liability management to match assets to liabilities to the extent practicable, and actively managing crediting rates to help mitigate some of the pressure on investment spreads. Renewal crediting rate management is guided by specific contract provisions designed to allow crediting rates to be reset at pre-established intervals and subject to minimum crediting rate guarantees. We expect to continue to adjust crediting rates on in-force business, as appropriate, to be responsive to changing rate environments. As interest rates rise, we may need to raise crediting rates on in-force business for competitive and other reasons, potentially offsetting a portion of the additional investment income resulting from investing in a higher interest rate environment.

Of the aggregate fixed account values of our Individual Retirement and Group Retirement annuity products, 54 percent were crediting at the contractual minimum guaranteed interest rate as of December 31, 2023. The percentage of fixed account values of our annuity products that are currently crediting at rates above one percent were 50 percent and 55 percent as of December 31, 2023 and 2022, respectively. In the universal life products in our Life Insurance business, 59 percent and 62 percent of the account values were crediting at the contractual minimum guaranteed interest rate as of December 31, 2023 and 2022, respectively. These businesses continue to focus on pricing discipline and strategies to manage the minimum guaranteed interest crediting rates offered on new sales in the context of regulatory requirements and competitive positioning.

General Insurance

Our net investment income is significantly impacted by market interest rates as well as the deployment of asset allocation strategies to manage duration, enhance yield and manage interest rate risk. As interest rates increase, so too does our ability to reinvest future cash inflows from premiums, as well as sales and maturities of existing investments, at more favorable rates. *For additional information on our investment and asset-liability management strategies, see Investments.*

While the impact of rising interest rates on our General Insurance segment increases the benefit of investment income, the current and medium-term inflationary environment may also translate into higher loss cost trends. We monitor these trends closely, particularly loss cost trend uncertainty, to ensure that not only our pricing, but also our loss reserving assumptions are proactive to, and considerate of, current and future economic conditions.

For our General Insurance segment loss reserves, rising interest rates may favorably impact the statutory net loss reserve discount for workers' compensation and its associated amortization.

Impact of Currency Volatility

Currency volatility remains acute. Strengthening of the U.S. dollar against the Euro, British pound and the Japanese yen (the Major Currencies) impacts income for our businesses with substantial international operations. In particular, growth trends in net premiums written reported in U.S. dollars can differ significantly from those measured in original currencies. The net effect on underwriting results, however, is significantly mitigated, as both revenues and expenses are similarly affected.

These currencies may continue to fluctuate, especially as a result of central bank responses to inflation, concerns regarding future economic growth and other macroeconomic factors, and such fluctuations will affect net premiums written growth trends reported in U.S. dollars, as well as financial statement line item comparability.

General Insurance businesses are transacted in most major foreign currencies. The following table presents the average of the quarterly weighted average exchange rates of the Major Currencies, which have the most significant impact on our businesses:

Years Ended December 31,				Percentage Change	
Rate for 1 USD	**2023**	2022	2021	2023 vs 2022	2022 vs 2021
Currency:					
GBP	**0.81**	0.81	0.73	— %	11 %
EUR	**0.93**	0.95	0.84	(2)%	13 %
JPY	**139.79**	129.67	108.92	8 %	19 %

Unless otherwise noted, references to the effects of foreign exchange in the General Insurance discussion of results of operations are with respect to movements in the Major Currencies included in the preceding table.

Consolidated Results of Operations

The following section provides a comparative discussion of our consolidated results of operations on a reported basis for the three-year period ended December 31, 2023. Factors that relate primarily to a specific business are discussed in more detail within the business segment operations section.

For information regarding the critical accounting estimates that affect our results of operations, see Critical Accounting Estimates.

The following table presents our consolidated results of operations and other key financial metrics:

Years Ended December 31,				Percentage Change	
(in millions)	**2023**	2022	2021	2023 vs 2022	2022 vs 2021
Revenues:					
Premiums	**$ 33,254**	$ 31,856	$ 31,285	4 %	2 %
Policy fees	**2,797**	2,913	3,005	(4)	(3)
Net investment income:					
Net investment income - excluding Fortitude Re funds withheld assets	**13,048**	10,824	12,641	21	(14)
Net investment income - Fortitude Re funds withheld assets	**1,544**	943	1,971	64	(52)
Total net investment income	**14,592**	11,767	14,612	24	(19)
Net realized gains (losses):					
Net realized gains (losses) - excluding Fortitude Re funds withheld assets and embedded derivative	**(2,306)**	69	1,871	NM	(96)
Net realized gains (losses) on Fortitude Re funds withheld assets	**(295)**	(486)	1,003	39	NM
Net realized gains (losses) on Fortitude Re funds withheld embedded derivative	**(2,007)**	7,481	(603)	NM	NM
Total net realized gains (losses)	**(4,608)**	7,064	2,271	NM	211
Other income	**767**	850	984	(10)	(14)
Total revenues	**46,802**	54,450	52,157	(14)	4
Benefits, losses and expenses:					
Policyholder benefits and losses incurred (including remeasurement losses of $342, $304 and $247 for the years ended December 31, 2023, 2022 and 2021, respectively)	**24,755**	22,176	23,785	12	(7)
Change in the fair value of market risk benefits, net	**2**	(958)	(447)	NM	(114)
Interest credited to policyholder account balances	**4,424**	3,744	3,570	18	5
Amortization of deferred policy acquisition costs	**4,808**	4,557	4,524	6	1
General operating and other expenses	**8,499**	9,122	8,728	(7)	5
Interest expense	**1,136**	1,125	1,305	1	(14)
(Gain) loss on extinguishment of debt	**(37)**	303	389	NM	(22)
Net (gain) loss on divestitures and other	**(643)**	82	(3,044)	NM	NM
Total benefits, losses and expenses	**42,944**	40,151	38,810	7	3
Income from continuing operations before income tax expense (benefit)	**3,858**	14,299	13,347	(73)	7
Income tax expense (benefit):					
Current	**491**	517	(45)	(5)	NM
Deferred	**(511)**	2,508	2,486	NM	1
Income tax expense (benefit)	**(20)**	3,025	2,441	NM	24

Years Ended December 31,				Percentage Change	
(in millions)	2023	2022	2021	2023 vs 2022	2022 vs 2021
Income from continuing operations	3,878	11,274	10,906	(66)	3
Loss from discontinued operations, net of income taxes	—	(1)	—	NM	NM
Net income	3,878	11,273	10,906	(66)	3
Less: Net income attributable to noncontrolling interests	235	1,046	539	(78)	94
Net income attributable to AIG	3,643	10,227	10,367	(64)	(1)
Less: Dividends on preferred stock	29	29	29	—	—
Net income attributable to AIG common shareholders	$ 3,614	$ 10,198	$ 10,338	(65) %	(1) %

Years Ended December 31,	2023	2022	2021
Return on common equity	8.6 %	20.7 %	16.0 %
Adjusted return on common equity	9.0 %	7.1 %	9.2 %

(in millions, except per common share data)	December 31, 2023	December 31, 2022
Balance sheet data:		
Total assets	$ 539,306	$ 522,228
Short-term and long-term debt	19,796	21,299
Debt of consolidated investment entities	2,591	5,880
Total AIG shareholders' equity	45,351	40,970
Book value per common share	65.14	55.15
Adjusted book value per common share	76.65	75.90

NET INCOME (LOSS) ATTRIBUTABLE TO AIG COMMON SHAREHOLDERS

Years Ended December 31, 2023 and 2022 Comparison

Net income (loss) attributable to AIG common shareholders decreased $6.6 billion due to the following, on a pre-tax basis:

- a decrease in Net realized gains on Fortitude Re funds withheld embedded derivative of $9.5 billion driven by interest rate movement partially offset by lower Net realized losses on Fortitude Re funds withheld assets of $191 million; and

- a decrease in Net realized gains excluding Fortitude Re funds withheld assets and embedded derivative of $2.4 billion, driven by a $2.3 billion decrease in derivative and hedge activity and gains on Index-linked interest credited embedded derivatives, net of related hedges.

The decrease in Net income (loss) attributable to AIG common shareholders was partially offset by the following, on a pre-tax basis:

- an increase in Net investment income of $2.8 billion primarily driven by higher income on available for sale fixed maturity securities of $2.0 billion and an increase in the fair value of fixed maturity securities where we elected the fair value option of $1.2 billion as a result of the higher interest rate environment and an increase in interest income on mortgages and other loans of $525 million, partially offset by lower returns on our alternative investments of $670 million;

- an increase in underwriting income in General Insurance of $301 million, reflecting lower catastrophe losses and premium growth with improvement in the accident year loss ratio, as adjusted, primarily driven by changes in business mix along with continued positive rate change, focused risk selection and improved terms and conditions partially offset by lower net favorable prior year reserve development and higher expense ratio;

- a decrease in income attributable to noncontrolling interest of $811 million primarily driven by the decrease in the noncontrolling interest on Corebridge as a result of a decline in net income at Corebridge compared to 2022 and lower ownership by AIG of Corebridge common stock;

- an increase in Net (gain) loss on divestitures and other from a loss of $82 million in 2022 to a gain of $643 million in 2023, primarily due to the sale of Laya Healthcare Limited (Laya); and

- a decrease in general operating expenses.

The $3.0 billion decrease in income tax expense was primarily attributable to lower income from continuing operations.

Years Ended December 31, 2022 and 2021 Comparison

Net income (loss) attributable to AIG common shareholders decreased $140 million due to the following, on a pre-tax basis:

- lower net gains on divestitures and other due to loss of $82 million in 2022 compared with net gains on divestitures and other in 2021 due to the recognition of $3.0 billion gain from the sale of the Affordable Housing portfolio and $102 million gain from the sale of certain assets of the Retail Mutual Funds business in 2021;

- lower net investment income of $2.8 billion primarily driven by lower returns on our alternative investments of $1.9 billion and declines in fair value of fixed maturity securities where we elected the fair value option of $810 million as a result of the higher rate environment and negative equity market performance;

- a decrease in Net realized gains excluding Fortitude Re funds withheld assets and embedded derivative of $1.8 billion, driven by losses on sales of securities of $1.1 billion and sales of alternative investments and real estate of $795 million, unfavorable movement in the allowance for credit losses on fixed maturity securities and loans of $421 million and absence of realized gains related to Affordable Housing portfolio sale in 2021 of $219 million, partially offset by a $856 million increase in derivative and hedge activity and gains on Index-linked interest credited embedded derivatives, net of related hedges;

- a decrease in Net realized gains on Fortitude Re funds withheld assets of $1.5 billion driven by losses on sales of available for sale fixed maturity securities of $1.0 billion and sales of alternative investments of $194 million and $162 million decrease in derivative and hedge activity; and

- higher income attributable to noncontrolling interest of $507 million driven by the sale of 9.9 percent interest of Corebridge to Blackstone in December 2021 and the 12.4 percent initial public offering (IPO) of Corebridge in September 2022.

The decrease in Net income (loss) attributable to AIG common shareholders was partially offset by the following, on a pre-tax basis:

- an increase in Net realized gains on Fortitude Re funds withheld embedded derivative of $8.1 billion driven by interest rate movements;

- higher underwriting income in General Insurance of $1.1 billion, including $86 million attributable to eliminating the international reporting lag, reflecting the continued earn-in of positive rate change, strong renewal retentions and new business production, as well as increased favorable prior year development and lower catastrophe losses. Underwriting income was negatively impacted by unfavorable movements in foreign exchange. *For additional information on the elimination of the international reporting lag, see Note 1 to the to the Consolidated Financial Statements; and*

- lower interest expense of $180 million primarily driven by interest savings of $225 million from $9.4 billion debt repurchases, through cash tender offers and debt redemptions in 2022 as well as $92 million from $3.6 billion of debt repurchases, through cash tender offers and debt redemptions in 2021, as well as interest savings of $100 million on debt borrowing due to the sale of Affordable Housing in 2021. These decreases are partially offset by interest expense of $240 million on $6.5 billion Corebridge senior unsecured notes, $1.5 billion draw down on the Corebridge 3-Year Delayed Draw Term Loan Agreement (the DDTL Facility) and $1.0 billion junior subordinated debt issued by Corebridge in 2022.

The $584 million increase in income tax expense was primarily attributable to higher income from continuing operations.

INCOME TAX EXPENSE ANALYSIS

For the years ended December 31, 2023, 2022 and 2021, the effective tax rate on income (loss) from continuing operations was (0.5) percent, 21.2 percent and 18.3 percent, respectively.

For additional information, see Note 23 to the Consolidated Financial Statements.

NON-GAAP RECONCILIATIONS

The following table presents a reconciliation of Book value per common share to Adjusted book value per common share, which is a non-GAAP measure. *For additional information, see Use of Non-GAAP Measures.*

		December 31,	
(in millions, except per common share data)	**2023**	2022	2021
Total AIG shareholders' equity	$ **45,351**	$ 40,970	$ 66,068
Preferred equity	**485**	485	485
Total AIG common shareholders' equity	**44,866**	40,485	65,583
Less: Deferred tax assets	**4,313**	4,518	5,221
Less: Accumulated other comprehensive income (loss)	**(14,037)**	(22,616)	5,071
Add: Cumulative unrealized gains and losses related to Fortitude Re funds withheld assets	**(1,791)**	(2,862)	2,791
Subtotal: AOCI plus cumulative unrealized gains and losses related to Fortitude Re funds withheld assets	**(12,246)**	(19,754)	2,280
Adjusted common shareholders' equity	$ **52,799**	$ 55,721	$ 58,082
Total common shares outstanding	**688.8**	734.1	818.7
Book value per common share	$ **65.14**	$ 55.15	$ 80.11
Adjusted book value per common share	**76.65**	75.90	70.94

The following table presents a reconciliation of Return on common equity to Adjusted return on common equity, which is a non-GAAP measure. *For additional information, see Use of Non-GAAP Measures.*

Years Ended December 31,

(dollars in millions)	**2023**	2022	2021
Actual or annualized net income (loss) attributable to AIG common shareholders	$ **3,614**	$ 10,198	$ 10,338
Actual or annualized adjusted after-tax income attributable to AIG common shareholders	**4,921**	4,036	4,934
Average AIG common shareholders' equity	$ **41,930**	$ 49,338	$ 64,445
Less: Average DTA	**4,322**	4,796	7,025
Less: Average AOCI	**(19,499)**	(13,468)	7,240
Add: Average cumulative unrealized gains and losses related to Fortitude Re funds withheld assets	**(2,475)**	(1,053)	3,200
Subtotal: AOCI plus cumulative unrealized gains and losses related to Fortitude Re funds withheld assets	**(17,024)**	(12,415)	4,040
Average adjusted AIG common shareholders' equity	$ **54,632**	$ 56,957	$ 53,380
Return on common equity	**8.6** %	20.7 %	16.0 %
Adjusted return on common equity	**9.0** %	7.1 %	9.2 %

The following table presents a reconciliation of revenues to adjusted revenues:

Years Ended December 31,

(in millions)	**2023**	2022	2021
Revenues	$ **46,802**	$ 54,450	$ 52,157
Changes in fair value of securities used to hedge guaranteed living benefits	**(55)**	(55)	(60)
Changes in the fair value of equity securities	**(94)**	53	237
Other (income) expense - net	**27**	29	24
Net investment income on Fortitude Re funds withheld assets	**(1,544)**	(943)	(1,971)
Net realized (gains) losses on Fortitude Re funds withheld assets	**295**	486	(1,003)
Net realized (gains) losses on Fortitude Re funds withheld embedded derivative	**2,007**	(7,481)	603
Net realized (gains) losses[a]	**2,536**	195	(1,705)
Non-operating litigation reserves and settlements	**(1)**	(49)	—
Net impact from elimination of international reporting lag[b]	**(4)**	(978)	—
Adjusted revenues	$ **49,969**	$ 45,707	$ 48,282

(a) Includes all net realized gains and losses except earned income (periodic settlements and changes in settlement accruals) on derivative instruments used for non-qualifying (economic) hedging or for asset replication and net realized gains and losses on Fortitude Re funds withheld assets.

(b) *For additional information, see Note 1 to the Consolidated Financial Statements.*

The following table presents a reconciliation of pre-tax income (loss)/net income (loss) attributable to AIG to adjusted pre-tax income (loss)/adjusted after-tax income (loss) attributable to AIG:

Years Ended December 31,	2023				2022				2021			
(in millions, except per common share data)	Pre-tax	Total Tax (Benefit) Charge	Non-controlling Interests[f]	After Tax	Pre-tax	Total Tax (Benefit) Charge	Non-controlling Interests[f]	After Tax	Pre-tax	Total Tax (Benefit) Charge	Non-controlling Interests[f]	After Tax
Pre-tax income/net income, including noncontrolling interests	$ 3,858	$ (20)	$ —	$ 3,878	$ 14,299	$ 3,025	$ —	$ 11,273	$ 13,347	$ 2,441	$ —	$ 10,906
Noncontrolling interests			(235)	(235)			(1,046)	(1,046)			(539)	(539)
Pre-tax income/net income attributable to AIG	$ 3,858	$ (20)	$ (235)	$ 3,643	$ 14,299	$ 3,025	$ (1,046)	$ 10,227	$ 13,347	$ 2,441	$ (539)	$ 10,367
Dividends on preferred stock				29				29				29
Net income attributable to AIG common shareholders				$ 3,614				$ 10,198				$ 10,338
Changes in uncertain tax positions and other tax adjustments[a]		230	—	(230)		22	—	(22)		998	—	(998)
Deferred income tax valuation allowance (releases) charges[b]		357	—	(357)		25	—	(25)		(718)	—	718
Changes in fair value of securities used to hedge guaranteed living benefits	16	3	—	13	(30)	(6)	—	(24)	(61)	(13)	—	(48)
Change in the fair value of market risk benefits, net[C]	2	—	—	2	(958)	(202)	—	(756)	(447)	(94)	—	(353)
Changes in benefit reserves related to net realized gains (losses)	(6)	(1)	—	(5)	(14)	(3)	—	(11)	15	3	—	12
Changes in the fair value of equity securities	(94)	(20)	—	(74)	53	11	—	42	237	49	—	188
(Gain) loss on extinguishment of debt	(37)	(8)	—	(29)	303	64	—	239	389	82	—	307
Net investment income on Fortitude Re funds withheld assets	(1,544)	(324)	—	(1,220)	(943)	(198)	—	(745)	(1,971)	(414)	—	(1,557)
Net realized losses on Fortitude Re funds withheld assets	295	62	—	233	486	102	—	384	(1,003)	(211)	—	(792)
Net realized (gains) losses on Fortitude Re funds withheld embedded derivative	2,007	422	—	1,585	(7,481)	(1,571)	—	(5,910)	603	126	—	477
Net realized (gains) losses[d]	2,496	534	—	1,962	173	38	—	135	(1,744)	(368)	—	(1,376)
Loss from discontinued operations				—				1				—
Net loss (gain) on divestitures and other	(643)	247	—	(890)	82	17	—	65	(3,044)	(650)	—	(2,394)
Non-operating litigation reserves and settlements	1	—	—	1	(41)	(9)	—	(32)	3	1	—	2
Favorable prior year development and related amortization changes ceded under retroactive reinsurance agreements	(62)	(13)	—	(49)	(160)	(34)	—	(126)	(186)	(39)	—	(147)
Net loss reserve discount (benefit) charge	195	41	—	154	(703)	(148)	—	(555)	(193)	(40)	—	(153)
Pension expense related to a one-time lump sum payment to former employees	84	18	—	66	60	13	—	47	34	7	—	27
Integration and transaction costs associated with acquiring or divesting businesses	252	53	—	199	194	41	—	153	83	18	—	65
Restructuring and other costs	553	116	—	437	570	120	—	450	433	91	—	342
Non-recurring costs related to regulatory or accounting changes	40	8	—	32	37	8	—	29	68	15	—	53
Net impact from elimination of international reporting lag[e]	(12)	(3)	—	(9)	(127)	(27)	—	(100)	—	—	—	—
Noncontrolling interests[f]			(514)	(514)			599	599			223	223
Adjusted pre-tax income/Adjusted after-tax income attributable to AIG common shareholders	$ 7,401	$ 1,702	$ (749)	$ 4,921	$ 5,800	$ 1,288	$ (447)	$ 4,036	$ 6,563	$ 1,284	$ (316)	$ 4,934
Weighted average diluted shares outstanding				725.2				787.9				864.9
Income per common share attributable to AIG common shareholders (diluted)				$ 4.98				$ 12.94				$ 11.95
Adjusted after-tax income per common share attributable to AIG common shareholders (diluted)				$ 6.79				$ 5.12				$ 5.70

(a) The year ended December 31, 2021 includes the completion of audit activity by the IRS.

(b) The year ended December 31, 2023 includes a valuation allowance release and the year ended December 31, 2021 includes a valuation allowance establishment, related to a portion of certain tax attribute carryforwards of AIG's U.S. federal consolidated income tax group, as well as valuation allowance changes in certain foreign jurisdictions.

(c) Includes realized gains and losses on certain derivative instruments used for non-qualifying (economic) hedging.

(d) Includes all net realized gains and losses except earned income (periodic settlements and changes in settlement accruals) on derivative instruments used for non-qualifying (economic) hedging or for asset replication and net realized gains and losses on Fortitude Re funds withheld assets.

(e) For additional information, see Note 1 to the Consolidated Financial Statements.

(f) Includes the portion of equity interest of non-operating income of Corebridge and consolidated investment entities that AIG does not own.

PRE-TAX INCOME (LOSS) COMPARISON

Pre-tax income (loss) was $3.9 billion, $14.3 billion and $13.3 billion in the years ended December 31, 2023, 2022 and 2021, respectively.

For the main drivers impacting AIG's results of operations, see Net Income (Loss) Attributable to AIG Common Shareholders above.

ADJUSTED PRE-TAX INCOME (LOSS) COMPARISON

Adjusted pre-tax income (loss) was $7.4 billion, $5.8 billion and $6.6 billion in the years ended December 31, 2023, 2022 and 2021, respectively.

For the main drivers impacting AIG's adjusted pre-tax income (loss), see Business Segment Operations.

Business Segment Operations

Our business operations consist of General Insurance, Life and Retirement and Other Operations.

General Insurance consists of two operating segments: North America and International. Life and Retirement consists of four operating segments: Individual Retirement, Group Retirement, Life Insurance and Institutional Markets. Other Operations is primarily comprised of corporate, our institutional asset management business and consolidation and eliminations.

The following table summarizes Adjusted pre-tax income (loss) from our business segment operations. *See also Note 3 to the Consolidated Financial Statements.*

Years Ended December 31, *(in millions)*		2023		2022		2021
General Insurance						
North America - Underwriting income (loss)	$	**1,207**	$	648	$	(47)
International - Underwriting income		**1,142**		1,400		1,102
Net investment income		**3,022**		2,382		3,304
General Insurance		**5,371**		4,430		4,359
Life and Retirement						
Individual Retirement		**2,310**		1,676		2,297
Group Retirement		**758**		786		1,258
Life Insurance		**358**		521		453
Institutional Markets		**379**		334		546
Life and Retirement		**3,805**		3,317		4,554
Other Operations						
Other Operations before consolidation and eliminations		**(1,765)**		(1,542)		(1,418)
Consolidation and eliminations		**(10)**		(405)		(932)
Other Operations		**(1,775)**		(1,947)		(2,350)
Adjusted pre-tax income	$	**7,401**	$	5,800	$	6,563

General Insurance

General Insurance is managed by our geographic markets of North America and International. Our global presence is underpinned by our multinational capabilities to provide Commercial Lines and Personal Insurance products within these geographic markets.

PRODUCTS AND DISTRIBUTION





North America consists of insurance businesses in the United States, Canada and Bermuda, and our global reinsurance business, AIG Re.

International consists of regional insurance businesses in Japan, the United Kingdom, Europe, Middle East and Africa (EMEA region), Asia Pacific, Latin America and Caribbean, and China. International also includes the results of Talbot Holdings Ltd. (Talbot) as well as AIG's Global Specialty business.

Property: Products include commercial and industrial property, including business interruption, as well as package insurance products and services that cover exposures to man-made and natural disasters.

Liability: Products include general liability, environmental, commercial automobile liability, workers' compensation, excess casualty and crisis management insurance products. Casualty also includes risk-sharing and other customized structured programs for large corporate and multinational customers.

Financial Lines: Products include professional liability insurance for a range of businesses and risks, including directors and officers, mergers and acquisitions, fidelity, employment practices, fiduciary liability, cyber risk, kidnap and ransom, and errors and omissions insurance.

Specialty: Products include marine, energy-related property insurance products, aviation, political risk, trade credit, trade finance and portfolio solutions, as well as our global reinsurance business AIG Re and Crop Risk Services, Inc. (CRS) which includes multi-peril and hail coverages.

On July 3, 2023, AIG completed the sale of CRS to American Financial Group, Inc. (AFG) and in substance, AIG exited the crop business. AIG recognized a pre-tax gain of $72 million for the year ended December 31, 2023. For periods prior to the sale of CRS, the underwriting results are included in adjusted pre-tax income of General Insurance – North America.

On November 1, 2023, AIG completed the sale of Validus Re, including AlphaCat Managers Ltd. and Talbot Treaty reinsurance business to RenaissanceRe Holdings Ltd. (RenaissanceRe). For periods prior to the sale of Validus Re, the underwriting results are included in adjusted pre-tax income of General Insurance – North America.

For additional information, see Note 1 to the Consolidated Financial Statements.

Accident & Health: Products include voluntary and sponsor-paid personal accident and supplemental health products for individuals, employees, associations and other organizations, as well as a broad range of travel insurance products and services for leisure and business travelers.

Personal Lines: Products include personal auto and personal property in selected markets, comprehensive extended warranty, device protection insurance, home warranty and related services, and insurance for high net-worth individuals offered through Private Client Select (PCS) in the U.S. that covers auto, homeowners, umbrella, yacht, fine art and collections.

General Insurance products in North America and International markets are distributed through various channels, including captive and independent agents, brokers, affinity partners, airlines and travel agents, and retailers. Our global platform enables writing multinational and cross-border risks in both Commercial Lines and Personal Insurance.

BUSINESS STRATEGY

Profitable Growth: Build on our high-quality portfolio by focusing on targeted growth through continued underwriting discipline, improved retentions and new business development. Deploy capital efficiently to act opportunistically and achieve growth in profitable lines, geographies and customer segments, while taking a disciplined underwriting approach to exposure management, terms and conditions and rate change to achieve our risk/return hurdles. Continue to be open to inorganic growth opportunities in profitable markets and segments to expand our capabilities and footprint.

Reinsurance Optimization: Strategically partner with reinsurers to effectively manage exposure to losses arising from frequency of large catastrophic events and severity from individual risk losses. We strive to optimize our reinsurance program to manage volatility and protect the balance sheet from tail events and unpredictable net losses in support of our profitable growth objectives.

Underwriting Excellence: Continue to enhance portfolio optimization through strength of underwriting framework and guidelines as well as clear communication of risk appetite and rate adequacy. Empower and increase accountability of the underwriter and continue to integrate underwriting, claims and actuarial to enable better decision making. Focus on enhancing risk selection, driving consistent underwriting best practices and building robust monitoring standards to improve underwriting results.

COMPETITION AND CHALLENGES

General Insurance operates in a highly competitive industry against global, national and local insurers and reinsurers and underwriting syndicates in specific market areas and product types. Insurance companies compete through a combination of risk acceptance criteria, product pricing, service levels and terms and conditions. We serve our business and individual customers on a global basis – from the largest multinational corporations to local businesses and individuals. General Insurance seeks to differentiate itself in the markets where we participate by providing leading expertise and insight to clients, distribution partners and other stakeholders, delivering underwriting excellence and value-driven insurance solutions and providing high quality, tailored end-to-end support to stakeholders. In doing so, we leverage our world-class global franchise, multinational capabilities, balance sheet strength and financial flexibility.

Our challenges include:

- ensuring adequate business pricing given passage of time to reporting and settlement for insurance business, particularly with respect to long-tail Commercial Lines exposures;
- impact of social and economic inflation on claim frequency and severity; and
- volatility in claims arising from natural and man-made catastrophes and other aggregations of risk exposure.

INDUSTRY AND ECONOMIC FACTORS

The results of General Insurance for the year ended December 31, 2023 reflect continued strong performance from our Commercial Lines portfolio and focused execution on our portfolio management strategies within Personal Insurance. Across our North America and International Commercial Lines of business we have seen increased demand for our insurance products with continued positive rate change and improvement in terms and conditions. We continue to monitor the impact of inflation, ongoing labor force and supply chain disruptions and volatile commodity prices, among other factors, on rate adequacy and loss cost trends. Similarly, we are monitoring the responsive monetary policy actions taken or anticipated to be taken by central banks, to curb inflation and the corresponding impact on market interest rates.

General Insurance – North America

North America Commercial remains in a firm market amidst a backdrop of increasing claims severity due to elevated economic and social inflation, as well as a higher frequency and severity of natural catastrophe losses over recent years. While market discipline continues to support price increases across most lines, we are seeing capacity move back into the market in certain segments given the improved pricing levels which is putting pressure on rates. We have focused on retaining our best accounts which has led to improving retention across the portfolio. These retention rates are often coupled with an exposure limit management strategy to reduce volatility within the portfolio. We continue to proactively identify segment growth areas as market conditions warrant through effective portfolio management, while non-renewing unprofitable business.

Personal Insurance growth prospects are supported by the need for full life cycle products and coverage, increases in personal wealth accumulation, and awareness of insurance protection and risk management. We compete in the high net worth market, accident and health insurance, travel insurance, and warranty services.

General Insurance – International

We are continuing to pursue growth in our most profitable lines of business and diversify our portfolio across all regions by expanding key business lines while remaining a market leader in key developed and developing markets. Overall, Commercial Lines continue to show positive rate change, particularly in our Property, Casualty, Marine and Energy portfolios and across international markets where market events or withdrawal of capability and capacity have favorably impacted pricing. We are maintaining our underwriting discipline, reducing gross and net limits where appropriate, utilizing reinsurance to reduce volatility, as well as continuing our risk selection strategy to improve profitability.

Personal Insurance focuses on individual customers, as well as group and corporate clients. Although market competition within Personal Insurance has increased, we continue to benefit from the underwriting quality and portfolio diversity.

GENERAL INSURANCE RESULTS

Years Ended December 31,					Change	
(in millions)		2023	2022	2021	2023 vs 2022	2022 vs 2021
Underwriting results:						
Net premiums written	$	**26,719** $	25,512 $	25,890	5 %	(1) %
Increase in unearned premiums		**(1,628)**	(172)	(833)	NM	79
Net premiums earned		**25,091**	25,340	25,057	(1)	1
Losses and loss adjustment expenses incurred[a]		**14,775**	15,407	16,097	(4)	(4)
Acquisition expenses:						
Amortization of deferred policy acquisition costs		**3,623**	3,533	3,530	3	—
Other acquisition expenses		**1,279**	1,365	1,373	(6)	(1)
Total acquisition expenses		**4,902**	4,898	4,903	—	—
General operating expenses		**3,065**	2,987	3,002	3	—
Underwriting income		**2,349**	2,048	1,055	15	94
Net investment income		**3,022**	2,382	3,304	27	(28)
Adjusted pre-tax income	$	**5,371** $	4,430 $	4,359	21 %	2 %
Loss ratio[a]		**58.9**	60.8	64.2	(1.9)	(3.4)
Acquisition ratio		**19.5**	19.3	19.6	0.2	(0.3)
General operating expense ratio		**12.2**	11.8	12.0	0.4	(0.2)
Expense ratio		**31.7**	31.1	31.6	0.6	(0.5)
Combined ratio[a]		**90.6**	91.9	95.8	(1.3)	(3.9)
Adjustments for accident year loss ratio, as adjusted and accident year combined ratio, as adjusted:						
Catastrophe losses and reinstatement premiums		**(4.3)**	(5.0)	(5.4)	0.7	0.4
Prior year development, net of reinsurance and prior year premiums		**1.4**	1.8	0.6	(0.4)	1.2
Accident year loss ratio, as adjusted		**56.0**	57.6	59.4	(1.6)	(1.8)
Accident year combined ratio, as adjusted		**87.7**	88.7	91.0	(1.0)	(2.3)

(a) Consistent with our definition of APTI, excludes net loss reserve discount and the portion of favorable or unfavorable prior year reserve development for which we have ceded the risk under retroactive reinsurance agreements and related changes in amortization of the deferred gain.

The following table presents General Insurance net premiums written by operating segment, showing change on both reported and constant dollar basis:

Years Ended December 31,				Percentage Change in U.S. dollars		Percentage Change in Original Currency	
(in millions)	2023	2022	2021	2023 vs 2022	2022 vs 2021	2023 vs 2022	2022 vs 2021
North America	$ 13,464	$ 12,364	$ 11,733	9 %	5 %	9 %	6 %
International	13,255	13,148	14,157	1	(7)	3	2
Total net premiums written	$ 26,719	$ 25,512	$ 25,890	5 %	(1) %	6 %	4 %

The following tables present General Insurance accident year catastrophes[a] by geography and number of events:

(dollars in millions)	# of Events		North America		International		Total
Years Ended December 31, 2023							
Flooding, rainstorms and other	**3**	**$**	**18**	**$**	**84**	**$**	**102**
Windstorms and hailstorms	**26**		**450**		**258**		**708**
Winter storms	**2**		**32**		**13**		**45**
Wildfires	**2**		**144**		**19**		**163**
Earthquakes	**1**		**20**		**29**		**49**
Reinstatement premiums			**32**		**(1)**		**31**
Total catastrophe-related charges	**34**	**$**	**696**	**$**	**402**	**$**	**1,098**
Years Ended December 31, 2022							
Flooding, rainstorms and other	3	$	53	$	105	$	158
Windstorms and hailstorms	18		531		206		737
Winter storms	5		154		53		207
Earthquakes	1		—		19		19
Russia / Ukraine	N/A [b]		10		97		107
Reinstatement premiums			53		31		84
Total catastrophe-related charges	27	$	801	$	511	$	1,312
Years Ended December 31, 2021							
Flooding, rainstorms and other	7	$	136	$	136	$	272
Windstorms and hailstorms	10		541		72		613
Winter storms	3		283		64		347
Wildfires	4		67		—		67
Earthquakes	1		—		19		19
Civil unrest	1		20		19		39
Reinstatement premiums			7		13		20
Total catastrophe-related charges	26	$	1,054	$	323	$	1,377

(a) Natural catastrophe losses are generally weather or seismic events, in each case, having a net impact on AIG in excess of $10 million and man-made catastrophe losses, such as terrorism and civil unrest that exceed the $10 million threshold.

(b) As the Russia/Ukraine conflict continues to evolve the number of events is yet to be determined.

NORTH AMERICA RESULTS

Years Ended December 31,					Change	
(in millions)	**2023**	2022	2021	2023 vs 2022	2022 vs 2021	
Underwriting results:						
Net premiums written	$ **13,464**	$ 12,364	$ 11,733	9 %	5 %	
Increase in unearned premiums	**(1,543)**	(293)	(744)	(427)	61	
Net premiums earned	**11,921**	12,071	10,989	(1)	10	
Losses and loss adjustment expenses incurred[a]	**7,288**	8,096	8,134	(10)	—	
Acquisition expenses:						
Amortization of deferred policy acquisition costs	**1,671**	1,585	1,333	5	19	
Other acquisition expenses	**539**	520	440	4	18	
Total acquisition expenses	**2,210**	2,105	1,773	5	19	
General operating expenses	**1,216**	1,222	1,129	—	8	
Underwriting income (loss)	$ **1,207**	$ 648	$ (47)	86 %	NM %	
Loss ratio[a]	**61.1**	67.1	74.0	(6.0)	(6.9)	
Acquisition ratio	**18.5**	17.4	16.1	1.1	1.3	
General operating expense ratio	**10.2**	10.1	10.3	0.1	(0.2)	
Expense ratio	**28.7**	27.5	26.4	1.2	1.1	
Combined ratio[a]	**89.8**	94.6	100.4	(4.8)	(5.8)	
Adjustments for accident year loss ratio, as adjusted and accident year combined ratio, as adjusted:						
Catastrophe losses and reinstatement premiums	**(5.7)**	(6.5)	(9.5)	0.8	3.0	
Prior year development, net of reinsurance and prior year premiums	**3.8**	1.0	1.2	2.8	(0.2)	
Accident year loss ratio, as adjusted	**59.2**	61.6	65.7	(2.4)	(4.1)	
Accident year combined ratio, as adjusted	**87.9**	89.1	92.1	(1.2)	(3.0)	

(a) Consistent with our definition of APTI, excludes net loss reserve discount and the portion of favorable or unfavorable prior year reserve development for which we have ceded the risk under retroactive reinsurance agreements and related changes in amortization of the deferred gain.

Business and Financial Highlights

Net Premiums Written Comparison for the Years Ended December 31, 2023 and 2022

Net premiums written increased by $1.1 billion primarily due to:

*   growth in Commercial Lines ($533 million), particularly in AIG Re and Property driven by continued positive rate change, higher renewal retentions and strong new business production, partially offset by decreases in Crop as a consequence of the CRS sale and Financial Lines; and

*   growth in Personal Insurance ($567 million) driven by PCS resulting from changes in our reinsurance program, partially offset by decreases in Travel and Warranty.

Net Premiums Written Comparison for the Years Ended December 31, 2022 and 2021

Net premiums written increased by $631 million primarily due to growth in Commercial Lines ($673 million), particularly in Property, Casualty and AIG Re, driven by continued positive rate change, higher renewal retentions and strong new business production, as well as growth in CRS driven by higher commodity prices, partially offset by a decrease in Financial Lines due to volatility in capital markets and uncertain economic conditions.

This increase was partially offset by lower production in Personal Insurance ($42 million), particularly in Warranty as well as underwriting actions taken in PCS to improve profitability, partially offset by an increase in Travel.

Underwriting Income (Loss) Comparison for the Years Ended December 31, 2023 and 2022

Underwriting income increased by $559 million primarily due to:

*   improvement in the accident year loss ratio, as adjusted (2.4 points) primarily driven by changes in business mix along with continued positive rate change, focused risk selection and improved terms and conditions;

*   higher net favorable prior year reserve development (2.8 points or $340 million), primarily due to lower unfavorable development in Financial Lines, partially offset by lower favorable development in Casualty; and

*   lower catastrophe losses (0.8 points or $105 million).

This increase was partially offset by

- a higher expense ratio of 1.2 points reflecting a higher acquisition ratio (1.1 points) primarily driven by changes in business mix as well as an increase in general operating expense ratio (0.1 points).

Underwriting Income (Loss) Comparison for the Years Ended December 31, 2022 and 2021

Underwriting income of $648 million in 2022 compared to an underwriting loss of $47 million in 2021 primarily reflected:

- premium growth with improvement in the accident year loss ratio, as adjusted (4.1 points) primarily driven by changes in business mix along with continued positive rate change, focused risk selection and improved terms and conditions; and
- lower catastrophe losses (3.0 points or $253 million).

This improvement was partially offset by:

- higher expense ratio of 1.1 points reflecting a higher acquisition ratio (1.3 points) primarily driven by changes in business mix and reinsurance, partially offset by a lower general operating expense ratio (0.2 points) resulting from continued general expense discipline as we grow the portfolio; and
- lower net favorable prior year reserve development in 2022 compared to 2021 (0.2 points or $34 million), primarily due to lower favorable development in PCS and higher unfavorable development within Financial Lines, partially offset by higher favorable development in Property, Casualty and CRS.

INTERNATIONAL RESULTS

Years Ended December 31,				Change	
(in millions)	2023	2022	2021	2023 vs 2022	2022 vs 2021
Underwriting results:					
Net premiums written	$ 13,255	$ 13,148	$ 14,157	1 %	(7) %
(Increase) decrease in unearned premiums	(85)	121	(89)	NM	NM
Net premiums earned	**13,170**	13,269	14,068	(1)	(6)
Losses and loss adjustment expenses incurred	**7,487**	7,311	7,963	2	(8)
Acquisition expenses:					
Amortization of deferred policy acquisition costs	**1,952**	1,948	2,197	—	(11)
Other acquisition expenses	**740**	845	933	(12)	(9)
Total acquisition expenses	**2,692**	2,793	3,130	(4)	(11)
General operating expenses	**1,849**	1,765	1,873	5	(6)
Underwriting income	$ **1,142**	$ 1,400	$ 1,102	(18) %	27 %
Loss ratio	**56.8**	55.1	56.6	1.7	(1.5)
Acquisition ratio	**20.4**	21.0	22.2	(0.6)	(1.2)
General operating expense ratio	**14.0**	13.3	13.3	0.7	—
Expense ratio	**34.4**	34.3	35.5	0.1	(1.2)
Combined ratio	**91.2**	89.4	92.1	1.8	(2.7)
Adjustments for accident year loss ratio, as adjusted and accident year combined ratio, as adjusted:					
Catastrophe losses and reinstatement premiums	**(3.0)**	(3.7)	(2.3)	0.7	(1.4)
Prior year development, net of reinsurance and prior year premiums	**(0.7)**	2.5	0.1	(3.2)	2.4
Accident year loss ratio, as adjusted	**53.1**	53.9	54.4	(0.8)	(0.5)
Accident year combined ratio, as adjusted	**87.5**	88.2	89.9	(0.7)	(1.7)

Business and Financial Highlights

Net Premiums Written Comparison for the Years Ended December 31, 2023 and 2022

Net premiums written, excluding the impact of foreign exchange ($317 million), increased by $424 million due to:

- growth in Commercial Lines ($370 million), notably in Property and Specialty driven by continued positive rate change and strong new business production, partially offset by a decrease in Financial Lines; and

- growth in Personal Insurance ($54 million) driven by Personal Auto and Individual Travel, partially offset by lower production in PCS.

Net Premiums Written Comparison for the Years Ended December 31, 2022 and 2021

Net premiums written, excluding the impact of foreign exchange ($1,287 million), increased by $278 million due to growth in Commercial Lines ($417 million), notably Specialty, Property and Casualty driven by continued positive rate change and strong new business production.

This increase was partially offset by lower production in Personal Insurance ($139 million), where declines in Warranty and Personal Auto were partially offset by growth in Travel and Accident & Health.

Underwriting Income (Loss) Comparison for the Years Ended December 31, 2023 and 2022

Underwriting income decreased by $258 million primarily due to:

- net unfavorable prior year reserve development of $95 million in 2023 compared to net favorable development in 2022 of $349 million (3.2 points or $444 million), primarily as a result of lower favorable development in Specialty and Personal Auto, unfavorable development in Property and higher unfavorable development in Casualty, partially offset by favorable development in Financial Lines; and

- a higher expense ratio (0.1 points) reflecting an increase in the general operating expense ratio (0.7 points), partially offset by a lower acquisition ratio (0.6 points) primarily driven by changes in business mix and improved commission terms.

This decrease was partially offset by:

- improvement in the accident year loss ratio, as adjusted (0.8 points) primarily driven by changes in business mix along with continued positive rate change, focused risk selection and improved terms and conditions; and

- lower catastrophe losses (0.7 points or $109 million).

Underwriting Income (Loss) Comparison for the Years Ended December 31, 2022 and 2021

Underwriting income increased by $298 million primarily due to:

- higher net favorable prior year reserve development in 2022 compared to 2021 (2.4 points or $346 million), primarily as a result of lower unfavorable development in Financial Lines and higher favorable development in Specialty, partially offset by lower favorable development in Accident & Health;

- a lower expense ratio (1.2 points) from a lower acquisition ratio (1.2 points) primarily driven by changes in business mix, improved commission terms and reinsurance program changes; and

- improvement in the accident year loss ratio, as adjusted (0.5 points) primarily driven by changes in business mix along with continued positive rate change, focused risk selection and improved terms and conditions.

These increases were partially offset by higher catastrophe losses (1.4 points or $188 million).

Life and Retirement

Life and Retirement consists of four operating segments: Individual Retirement, Group Retirement, Life Insurance and Institutional Markets. We offer a broad portfolio of products in the U.S. through a multichannel distribution network and life and health products in the UK.

PRODUCTS AND DISTRIBUTION



Individual Retirement

Fixed Annuities: Products include single premium fixed annuities, immediate annuities and deferred income annuities. Certain fixed deferred annuity products offer optional income protection features. The fixed annuities product line maintains an industry-leading position in the U.S. bank distribution channel and has broadened into the regional broker-dealer, wirehouse, and independent agent channels by leveraging our scale and investment capabilities.

Fixed Index Annuities: Products include fixed index annuities that provide growth potential based in part on the performance of a market index as well as optional living guaranteed features that provide lifetime income protection. Fixed index annuities are distributed primarily through banks, broker-dealers, independent marketing organizations and independent insurance agents.

Variable Annuities: Products include variable annuities that offer a combination of growth potential, death benefit features and income protection features. Variable annuities are distributed primarily through banks, wirehouses, and regional and independent broker-dealers.



Group Retirement

Group Retirement: Known in the marketplace as Corebridge Retirement Services. Services and products consist of recordkeeping, plan administration, financial planning and advisory solutions offered to employer defined contribution plans and their participants, along with proprietary and limited non-proprietary annuities and advisory and brokerage products offered outside of plans.

Retirement Services offers its products and services through The Variable Annuity Life Insurance Company (VALIC) and its subsidiaries, VALIC Financial Advisors, Inc. and VALIC Retirement Services Company.

Retirement Services employee financial professionals have the ability to serve clients throughout their financial journey from the workplace through retirement via our integrated financial planning model. Our financial professionals serve in-plan clients by providing enrollment support, education and financial guidance and serve out-of-plan clients with financial planning, annuity products, brokerage and advisory offerings.



Life Insurance

Life Insurance: In the U.S., products primarily include term life and universal life insurance distributed through independent marketing organizations, independent insurance agents, financial advisors and direct marketing. International operations primarily include the distribution of life and health products in the UK and Ireland. Corebridge previously announced agreements to sell Laya and AIG Life Limited (AIG Life). The sale of Laya closed on October 31, 2023 and the AIG Life sale is expected to close in the first half of 2024.



Institutional Markets

Institutional Markets: Products primarily include stable value wrap products, structured settlement and pension risk transfer annuities (direct and assumed reinsurance), corporate- and bank-owned life insurance, high net worth products and guaranteed investment contracts (GICs). Institutional Markets products are primarily distributed through specialized marketing and consulting firms and structured settlement brokers.

FHLB Funding Agreements: Funding agreements are issued by our U.S. Life and Retirement companies to FHLBs in their respective districts at fixed or floating rates over specified periods, which can be prepaid at our discretion. Proceeds are generally invested in fixed income securities and other suitable investments to generate spread income. These investment contracts do not have mortality or morbidity risk and are similar to GICs.

BUSINESS STRATEGY

Deliver client-centric solutions through our unique franchise by bringing together a broad portfolio of life insurance, retirement and institutional products offered through an extensive, multichannel distribution network. Life and Retirement focuses on ease of doing business, offering valuable solutions, and expanding and deepening its distribution relationships across multiple channels.

Position market leading businesses to serve growing needs by continually enhancing product solutions, service delivery and digital capabilities while using data and analytics in an innovative manner to improve customer experience.

Individual Retirement will continue to capitalize on the opportunity to meet consumer demand for wealth accumulation and guaranteed income products by maintaining an innovative suite of fixed, variable and fixed index annuity products, while also managing risk from guarantee features through risk-mitigating product design and well-developed economic hedging capabilities.	**Group Retirement** continues to enhance its technology platform to improve the customer experience for plan sponsors and individual participants. Retirement Services' self-service tools paired with its employee financial advisors provide a compelling service platform. Group Retirement's strategy also involves providing financial planning services for its clients and meeting their need for income in retirement. In this role, Group Retirement's clients may invest in assets in which AIG or a third party is custodian.
Life Insurance in the U.S. will continue to position itself for growth and changing market dynamics while continuing to execute strategies to enhance returns. Our focus is on materializing success from a multi-year effort of building state-of-the-art platforms and underwriting innovations, which are expected to bring process improvements and cost efficiencies.	**Institutional Markets** continues to grow its assets under management across multiple product lines, including stable value wrap, GICs and pension risk transfer annuities. Our growth strategy is transactional and allows us to pursue select transactions that meet our risk-adjusted return requirements.

Enhance Operational Effectiveness by simplifying processes and operating environments to increase competitiveness, improve service and product capabilities and facilitate delivery of our target customer experience. We continue to invest in technology to improve operating efficiency and ease of doing business for our distribution partners and customers. We believe that simplifying our operating models will enhance productivity and support further profitable growth.

Manage our Balance Sheet through a rigorous approach to our products and portfolio. We match our product design and high-quality investments with our asset and liability exposures to support our cash and liquidity needs under various operating scenarios.

Deliver Value Creation and Manage Capital by striving to deliver solid earnings and returns on capital through disciplined pricing, sustainable underwriting improvements, expense efficiency, and diversification of risk, while optimizing capital allocation and efficiency within insurance entities to enhance return on common equity.

COMPETITION AND CHALLENGES

Life and Retirement operates in the highly competitive insurance and financial services industry in the U.S. and select international markets, competing against various financial services companies, including banks and other life insurance and mutual fund companies. Competition is primarily based on product pricing and design, distribution, financial strength, customer service and ease of doing business.

Our business remains competitive due to its long-standing market leading positions, innovative products, distribution relationships across multiple channels, customer-focused service and strong financial ratings.

Our primary challenges include:

• managing a rising rate environment. While a rising rate environment improves yields on new investment, improves margins on our business, and increases sales in certain products such as fixed annuities, it may also result in increased competition for certain products resulting in a need to increase crediting rates, and has resulted in lower separate account asset values for investments in fixed income which has reduced fee income;

• increased competition in our primary markets, including aggressive pricing of annuities by competitors, increased competition and consolidation of employer groups in the group retirement planning market, and competitors with different profitability targets in the pension risk transfer space as well as other product lines;

• increasingly complex new and proposed regulatory requirements, which have affected industry growth and costs; and

• upgrading our technology and underwriting processes while managing general operating expenses.

INDUSTRY AND ECONOMIC FACTORS

Individual Retirement

Increasing life expectancy and reduced expectations for traditional retirement income from defined benefit programs are leading Americans to seek additional financial security as they approach retirement. The strong demand for fixed index and fixed annuities with guaranteed living benefit features has attracted increased competition in this product space. In response to the ever changing interest rate environment we have developed guaranteed living benefits for variable, fixed index and fixed annuities with margins that are less sensitive to the level of interest rates. Changes in the capital markets (interest rate environment, credit spreads, equity markets, volatility) can have a significant impact on sales, surrender rates, investment returns, guaranteed income features, and net investment spreads in the annuity industry.

Group Retirement

Group Retirement competes in the defined contribution market under the Retirement Services brand. Retirement Services is a leading retirement plan provider in the U.S. for K-12 schools and school districts, higher education, healthcare, government and other not-for-profit institutions. The defined contribution market is a highly efficient and competitive market that requires support for both plan sponsors and individual participants. To meet this challenge, Retirement Services is investing in a client- focused technology platform to support improved compliance and self-service functionality. Retirement Services' model pairs self-service tools with its employee financial advisors who provide individual plan participants with enrollment support and comprehensive financial planning services.

Changes in the interest rates, credit spreads and equity market environment can have a significant impact on investment returns, fee income, advisory and other income, guaranteed income features, and net investment spreads, and a moderate impact on sales and surrender rates.

Life Insurance

Consumers have a significant need for life insurance, whether it is used for income replacement for their surviving family, estate planning or wealth transfer. Additionally, consumers use life insurance to provide living benefits in case of chronic, critical or terminal illnesses, and to supplement retirement income.

In response to consumer needs and a changing interest rate environment, our Life Insurance product portfolio will continue to promote products with less long-duration interest rate risk and mitigate exposure to products that have long-duration interest rate risk through sales levels and hedging strategies.

As life insurance ownership remains at historical lows in the U.S., efforts to expand the reach and increase the affordability of life insurance are critical. The industry is investing in consumer-centric efforts to reduce traditional barriers to securing life protection by simplifying the sales and service experience. Digitally enabled processes and tools provide a fast, friendly and simple path to life insurance protection.

Institutional Markets

Institutional Markets serves a variety of needs for corporate clients. Demand is driven by a number of factors including the macroeconomic and regulatory environment. We expect to see continued growth in the pension risk transfer market (direct and assumed reinsurance) as corporate plan sponsors look to transfer asset or liability, longevity, administrative and operational risks associated with their defined benefit plans.

Changes in interest rates and credit spreads can have a significant impact on investment returns and net investment spreads, impacting organic growth opportunities.

For additional information on the separation of Life and Retirement, see Part I, Item 1A. Risk Factors – Business and Operations – "No assurances can be given that the separation of our Life and Retirement business will be completed or as to the specific terms or timing thereof. In addition, we may not achieve the expected benefits of the separation and will have continuing equity market exposure to Corebridge until we fully divest our stake" and Note 1 to the Consolidated Financial Statements.

For additional information on the impact of market interest rate movement on our Life and Retirement business, see Executive Summary – Regulatory, Industry and Economic Factors – Impact of Changes in the Interest Rate Environment and Equity Markets.

IMPACT OF LDTI ADOPTION

The following table presents the impacts in connection with the adoption of LDTI on our previously reported APTI results for our Life and Retirement segment:

(in millions)	Year Ended December 31, 2022			Year Ended December 31, 2021		
	As Previously Reported	Effect of Change	Updated Balances Post-Adoption of LDTI	As Previously Reported	Effect of Change	Updated Balances Post-Adoption of LDTI
Adjusted revenues:						
Premiums	$ 5,508	$ (2)	$ 5,506	$ 6,029	$ 26	$ 6,055
Policy fees	2,972	(59)	2,913	3,051	(46)	3,005
Total adjusted revenues	17,654	(61)	17,593	19,594	(20)	19,574
Benefits and expenses:						
Policyholder benefits	7,659	(583)	7,076	8,379	(596)	7,783
Interest credited to policyholder account balances	3,681	44	3,725	3,565	11	3,576
Amortization of deferred policy acquisition costs	1,130	(109)	1,021	973	(15)	958
Non deferrable insurance commissions	640	(73)	567	672	(63)	609
Total benefits and expenses	14,997	(721)	14,276	15,683	(663)	15,020
Adjusted pre-tax income	2,657	660	3,317	3,911	643	4,554

LIFE AND RETIREMENT RESULTS

Years Ended December 31, (in millions)	2023	2022	2021	Change 2023 vs 2022	Change 2022 vs 2021
Adjusted revenues:					
Premiums	$ 8,101	$ 5,506	$ 6,055	47 %	(9) %
Policy fees	2,797	2,913	3,005	(4)	(3)
Net investment income	9,786	8,347	9,521	17	(12)
Advisory fee and other income	797	827	993	(4)	(17)
Total adjusted revenues	21,481	17,593	19,574	22	(10)
Benefits and expenses:					
Policyholder benefits	9,811	7,076	7,783	39	(9)
Interest credited to policyholder account balances	4,391	3,725	3,576	18	4
Amortization of deferred policy acquisition costs	1,061	1,021	958	4	7
Non deferrable insurance commissions	589	567	609	4	(7)
Advisory fee expenses	261	266	322	(2)	(17)
General operating expenses	1,559	1,598	1,642	(2)	(3)
Interest expense	4	23	130	(83)	(82)
Total benefits and expenses	17,676	14,276	15,020	24	(5)
Adjusted pre-tax income	$ 3,805	$ 3,317	$ 4,554	15 %	(27) %

Our insurance companies generate significant revenues from investment activities. As a result, the operating segments in Life and Retirement are significantly impacted by variances in net investment income on the asset portfolios that support insurance liabilities and surplus.

For additional information on our investment strategy, asset-liability management process and invested asset composition, see Investments.

INDIVIDUAL RETIREMENT RESULTS

Years Ended December 31,					Change	
(in millions)		**2023**	2022	2021	2023 vs 2022	2022 vs 2021
Adjusted revenues:						
Premiums	$	**213**	$ 235	$ 195	(9) %	21 %
Policy fees		**708**	741	797	(4)	(7)
Net investment income		**4,917**	3,898	4,338	26	(10)
Advisory fee and other income		**426**	451	592	(6)	(24)
Total adjusted revenues		**6,264**	5,325	5,922	18	(10)
Benefits and expenses:						
Policyholder benefits		**204**	285	305	(28)	(7)
Interest credited to policyholder account balances		**2,269**	1,916	1,789	18	7
Amortization of deferred policy acquisition costs		**567**	519	447	9	16
Non deferrable insurance commissions		**355**	351	396	1	(11)
Advisory fee expenses		**141**	141	189	—	(25)
General operating expenses		**416**	426	438	(2)	(3)
Interest expense		**2**	11	61	(82)	(82)
Total benefits and expenses		**3,954**	3,649	3,625	8	1
Adjusted pre-tax income	$	**2,310**	$ 1,676	$ 2,297	38 %	(27) %
Fixed annuities base net investment spread:						
Base yield*		**5.05** %	4.03 %	3.94 %	102 bps	9 bps
Cost of funds		**2.95**	2.69	2.64	26	5
Fixed annuities base net investment spread		**2.10** %	1.34 %	1.30 %	76 bps	4 bps
Variable and fixed index annuities base net investment spread:						
Base yield*		**4.66** %	3.89 %	3.83 %	77 bps	6 bps
Cost of funds		**1.93**	1.52	1.40	41	12
Variable and fixed index annuities base net investment spread		**2.73** %	2.37 %	2.43 %	36 bps	(6) bps

*   Includes returns from base portfolio including accretion and income (loss) from certain other invested assets.

Business and Financial Highlights

Adjusted Pre-Tax Income (Loss) Comparison for the Years Ended December 31, 2023 and 2022

Adjusted pre-tax income increased $634 million primarily due to higher net investment income, net of interest credited ($666 million) driven by higher base portfolio income, net of interest credited ($774 million) due to improved base yields and growth in invested assets driven by higher sales, plus higher yield enhancement income ($27 million), partially offset by lower alternative investment income ($135 million).

This increase was partially offset by lower policy and advisory fee income, net of advisory fee expenses ($58 million), primarily due to lower average variable annuity separate account asset values driven by negative net flows.

Adjusted Pre-Tax Income (Loss) Comparison for the Years Ended December 31, 2022 and 2021

Adjusted pre-tax income decreased $621 million primarily due to:

• lower net investment income, net of interest credited ($567 million) primarily driven by lower alternative investment income ($401 million), lower yield enhancement income ($285 million), partially offset by higher base portfolio income, net of interest credited ($119 million); and

• lower policy and advisory fee income, net of advisory fee expenses ($149 million), primarily due to a decrease in variable annuity separate account assets driven by negative equity market performance and sale of retail mutual funds to Touchstone.

Partially offset by:

• lower interest expense on debt borrowings due to sale of Affordable Housing ($50 million); and

• lower non-deferred commissions ($45 million) due to a decrease in variable annuity separate account assets.

INDIVIDUAL RETIREMENT GAAP PREMIUMS, PREMIUMS AND DEPOSITS, SURRENDERS AND NET FLOWS

Premiums and deposits is a non-GAAP financial measure that includes, in addition to direct and assumed premiums, deposits received on investment-type annuity contracts.

Net flows for annuity products in Individual Retirement represent premiums and deposits less death, surrender and other withdrawal benefits.

The following table presents a reconciliation of Individual Retirement GAAP premiums to premiums and deposits:

Years Ended December 31, (in millions)		2023	2022	2021
Premiums	$	213	$ 235	$ 195
Deposits		17,971	14,900	13,732
Other		(13)	(15)	(11)
Premiums and deposits	$	**18,171**	$ 15,120	$ 13,916

The following table presents Individual Retirement premiums and deposits and net flows by product line:

Years Ended December 31,		Premiums and Deposits				Net Flows		
(in millions)		2023	2022	2021		2023	2022	2021
Fixed annuities	$	7,880	$ 5,695	$ 3,011	$	(1,870)	$ (441)	$ (2,396)
Fixed index annuities		8,505	6,316	5,621		5,632	4,522	4,072
Variable annuities		1,786	3,109	5,025		(3,429)	(1,671)	(864)
Retail mutual funds		—	—	259		—	—	(1,402)
Total	$	**18,171**	$ 15,120	$ 13,916	$	**333**	$ 2,410	$ (590)

Premiums and Deposits and Net Flow Comparison for the Years Ended December 31, 2023 and 2022

Fixed Annuities Net outflows increased by $1.4 billion over the prior year, primarily due to higher surrenders and withdrawals of ($3.5 billion) and death benefits of ($85 million). Partially offset by higher premiums and deposits of ($2.2 billion) due to strong sales execution as interest rates rose.

Fixed Index Annuities Net inflows increased ($1.1 billion) primarily due to higher premiums and deposits ($2.2 billion) due to strong sales execution as interest rates rose, partially offset by higher surrenders and withdrawals ($1.0 billion) and higher death benefits ($69 million).

Variable Annuities Net outflows increased ($1.8 billion) primarily due to lower premiums and deposits of ($1.3 billion) due to market volatility, and higher surrenders and withdrawals of ($496 million), partially offset by lower death benefits of ($61 million).

Premiums and Deposits and Net Flow Comparison for the Years Ended December 31, 2022 and 2021

Fixed Annuities Net outflows decreased ($2.0 billion) over the prior year, primarily due to higher premiums and deposits ($2.7 billion) due to competitive pricing and higher interest rates and lower death benefits ($300 million), partially offset by higher surrenders and withdrawals of ($1.0 billion).

Variable Annuities Net outflows increased ($807 million) primarily due to lower premiums and deposits ($1.9 billion), due to market volatility; partially offset by lower surrenders and withdrawals ($993 million) and lower death benefits of ($116 million).

Fixed Index Annuities Net inflows increased by ($450 million) primarily due to higher premiums and deposits of ($695 million), due to competitive pricing and higher interest rates; partially offset by higher surrenders and withdrawals ($193 million) and higher death benefits ($52 million).

Retail Mutual Funds There were no flows in 2022 due to the Touchstone sale in the second quarter of 2021. *For additional information regarding the sale of certain assets of the AIG Life and Retirement Retail Mutual Funds business, see Note 1 to the Consolidated Financial Statements.*

The following table presents surrenders rates:

Years Ended December 31,	2023	2022	2021
Fixed annuities	16.3 %	9.2 %	7.2 %
Fixed index annuities	6.7	4.8	4.7
Variable annuities	7.8	6.5	7.2

The following table presents account value for fixed annuities and variable and fixed index annuities by surrender charge category:

At December 31,		2023				2022		
(in millions)		Fixed Annuities	Fixed Index Annuities	Variable Annuities		Fixed Annuities	Fixed Index Annuities	Variable Annuities
No surrender charge	$	21,793 $	1,727 $	29,819	$	24,889 $	2,270 $	27,037
Greater than 0% - 2%		1,023	3,326	6,717		1,783	1,353	6,962
Greater than 2% - 4%		2,844	6,413	5,799		2,256	4,532	5,081
Greater than 4%		21,766	28,128	11,014		18,905	25,196	12,082
Non-surrenderable[(a)]		2,474	—	1,156		2,453	—	1,155
Total account value[(b)]	$	49,900 $	39,594 $	54,505	$	50,286 $	33,351 $	52,317

(a) The non-surrenderable portion of variable annuities relates to funding agreements.

(b) Includes payout immediate annuities and funding agreements.

Individual Retirement annuities are typically subject to a three- to ten-year surrender charge period, depending on the product. For fixed and fixed index annuities, the proportion of account value subject to surrender charge at December 31, 2023 increased compared to December 31, 2022 primarily due to growth in business. The increase in the proportion of account value with no surrender charge for variable annuities as of December 31, 2023 compared to December 31, 2022 was principally due to normal aging of business.

GROUP RETIREMENT RESULTS

Years Ended December 31,						Change	
(in millions)		2023	2022	2021		2023 vs 2022	2022 vs 2021
Adjusted revenues:							
Premiums	$	20 $	19 $	22		5 %	(14) %
Policy fees		406	415	480		(2)	(14)
Net investment income		1,999	2,005	2,410		—	(17)
Advisory fee and other income		309	305	337		1	(9)
Total adjusted revenues		2,734	2,744	3,249		—	(16)
Benefits and expenses:							
Policyholder benefits		31	35	31		(11)	13
Interest credited to policyholder account balances		1,182	1,147	1,159		3	(1)
Amortization of deferred policy acquisition costs		82	80	78		3	3
Non deferrable insurance commissions		124	123	112		1	10
Advisory fee expenses		118	124	133		(5)	(7)
General operating expenses		438	443	443		(1)	—
Interest expense		1	6	35		(83)	(83)
Total benefits and expenses		1,976	1,958	1,991		1	(2)
Adjusted pre-tax income	$	758 $	786 $	1,258		(4) %	(38) %
Base net investment spread:							
Base yield*		4.27 %	4.04 %	4.11 %		23 bps	(7) bps
Cost of funds		2.76	2.60	2.62		16	(2)
Base net investment spread		1.51 %	1.44 %	1.49 %		7 bps	(5) bps

* Includes returns from base portfolio including accretion and income (loss) from certain other invested assets.

Business and Financial Highlights

Adjusted Pre-Tax Income (Loss) Comparison for the Years Ended December 31, 2023 and 2022

Adjusted pre-tax income decreased $28 million primarily due to:

- lower net investment income, net of interest credited ($41 million) primarily driven by lower alternative investment income ($73 million), partially offset by higher base portfolio income, net of interest credited ($29 million).

Adjusted Pre-Tax Income (Loss) Comparison for the Years Ended December 31, 2022 and 2021

Adjusted pre-tax income decreased $472 million primarily due to:

- lower net investment income, net of interest credited ($393 million) primarily driven by lower alternative investment income ($224 million), lower yield enhancement income ($158 million) and higher base portfolio income, net of interest credited ($11 million); and
- lower policy and advisory fee income, net of advisory fee expenses of ($88 million) due to lower fee based assets under administration as a result of lower equity market performance.

These decreases were partially offset by lower interest expense on debt borrowings due to sale of Affordable Housing ($29 million).

GROUP RETIREMENT GAAP PREMIUMS, PREMIUMS AND DEPOSITS, SURRENDERS AND NET FLOWS

Premiums and deposits are a non-GAAP financial measure that includes, in addition to direct and assumed premiums, deposits received on investment-type annuity contracts, FHLB funding agreements and mutual funds under administration.

Net flows for annuity products included in Group Retirement represent premiums and deposits less death, surrender and other withdrawal benefits. Net flows for mutual funds represent deposits less withdrawals. Client deposits into advisory and brokerage accounts less total client withdrawals from advisory and brokerage accounts, are not included in net flows, but do contribute to growth in assets under administration and advisory fee income.

The following table presents a reconciliation of Group Retirement GAAP premiums to premiums and deposits and net flows:

Years Ended December 31, *(in millions)*	2023	2022	2021
Premiums	$ 20	$ 19	$ 22
Deposits	8,063	7,923	7,744
Premiums and deposits*	$ 8,083	$ 7,942	$ 7,766
Net Flows	$ (6,302)	$ (3,111)	$ (3,208)

* Excludes client deposits into advisory and brokerage accounts of $2.4 billion, $2.1 billion and $2.5 billion for the years ended December 31, 2023, 2022 and 2021, respectively.

Premiums and Deposits and Net Flow Comparison for the Years Ended December 31, 2023 and 2022

Net outflows were ($3.2 billion) higher compared to the prior year primarily due to higher surrenders and withdrawals ($3.4 billion), partially offset by higher premiums and deposits ($141 million) and lower death and payout annuity benefits ($65 million). Large plan acquisitions and surrenders resulted in lower net flows of ($1.4 billion) compared to the prior year. Excluding large plan acquisitions and surrenders, net outflows were concentrated in products with higher contractual guaranteed minimum crediting rates.

Premiums and Deposits and Net Flow Comparison for the Years Ended December 31, 2022 and 2021

Net outflows decreased ($97 million) primarily due to higher premiums and deposits ($176 million), partially offset by higher death and payout annuity benefits of ($30 million), and higher surrenders and withdrawals of ($49 million). In general, net outflows are concentrated in fixed annuity products with higher contractual guaranteed minimum crediting rates. Large plan acquisitions and surrenders resulted in higher net flows of ($121 million) compared to the prior year.

The following table presents Group Retirement surrenders rates:

Years Ended December 31,	2023	2022	2021
Surrender rates	12.9 %	9.5 %	8.8 %

The following table presents account value for Group Retirement annuities by surrender charge category:

(in millions)		2023[a]		2022[b]
No surrender charge[b]	$	**70,500**	$	69,885
Greater than 0% - 2%		**1,251**		454
Greater than 2% - 4%		**1,698**		435
Greater than 4%		**5,757**		6,281
Non-surrenderable		**490**		945
Total account value[c]	$	**79,696**	$	78,000

(a) Excludes mutual fund assets under administration of $27.8 billion and $24.0 billion at December 31, 2023 and 2022, respectively.

(b) Group Retirement amounts in this category include account values in the general account of approximately $4.1 billion and $4.5 billion at December 31, 2023 and 2022, respectively, which are subject to 20 percent annual withdrawal limitations at the participant level and account value in the general account of $5.3 billion and $5.8 billion at December 31, 2023 and 2022, respectively, which are subject to 20 percent annual withdrawal limitations at the plan level.

(c) Includes payout immediate annuities and funding agreements.

Group Retirement annuity deposits are typically subject to a four- to seven-year surrender charge period, depending on the product. At December 31, 2023, Group Retirement annuity account value with no surrender charge increased compared to December 31, 2022 primarily due to increases in assets under management from higher equity markets partially offset by negative net flows. At December 31, 2022, Group Retirement annuity account value with no surrender charge decreased compared to December 31, 2021 primarily due to decline in assets under management from lower equity markets.

LIFE INSURANCE RESULTS

Years Ended December 31,						Change	
(in millions)		**2023**	2022	2021	2023 vs 2022	2022 vs 2021
Adjusted revenues:							
Premiums	$	**2,261** $	2,339 $	2,064	(3) %	13 %
Policy fees		**1,488**	1,563	1,541	(5)	1
Net investment income		**1,283**	1,393	1,619	(8)	(14)
Other income		**60**	69	62	(13)	11
Total adjusted revenues		**5,092**	5,364	5,286	(5)	1
Benefits and expenses:							
Policyholder benefits		**3,278**	3,352	3,264	(2)	3
Interest credited to policyholder account balances		**340**	342	354	(1)	(3)
Amortization of deferred policy acquisition costs		**403**	415	427	(3)	(3)
Non deferrable insurance commissions		**91**	73	79	25	(8)
Advisory fee expenses		**2**	1	—	100	NM
General operating expenses		**620**	656	684	(5)	(4)
Interest expense		**—**	4	25	NM	(84)
Total benefits and expenses		**4,734**	4,843	4,833	(2)	—
Adjusted pre-tax income	$	**358** $	521 $	453	(31) %	15 %

Business and Financial Highlights

Adjusted Pre-Tax Income (Loss) Comparison for the Years Ended December 31, 2023 and 2022

Adjusted pre-tax income decreased $163 million primarily due to:

• lower net investment income ($110 million), driven by lower alternative investment and yield enhancement income ($103 million) primarily due to lower equity partnership performance and reduced gains on calls, and lower base portfolio income ($7 million); and

• lower premiums and fees, net of policyholder benefits, excluding actuarial assumptions update ($73 million), primarily due to international life, partially offset by favorable domestic mortality.

Adjusted Pre-Tax Income (Loss) Comparison for the Years Ended December 31, 2022 and 2021

Adjusted pre-tax income increased $68 million primarily due to:

- higher premiums and policy fees, net of policyholder benefits, excluding actuarial assumptions update ($232 million), primarily due to favorable mortality; and

- lower general operating expenses ($28 million).

Partially offsetting this increase was:

- lower net investment income ($226 million), primarily driven by lower alternative investment and yield enhancement income ($262 million) primarily due to lower equity partnership performance and reduced gains on calls, partially offset by higher base portfolio income ($36 million); and

- lower net favorable impact from the review and update of actuarial assumptions ($23 million).

LIFE INSURANCE GAAP PREMIUMS AND PREMIUMS AND DEPOSITS

Premiums for Life Insurance represent amounts received on traditional life insurance policies, primarily term life and international life and health. Premiums and deposits for Life Insurance is a non-GAAP financial measure that includes direct and assumed premiums as well as deposits received on universal life insurance.

Premiums and deposits, excluding the effect of foreign exchange, increased $59 million in the year ended December 31, 2023 compared to the same period in 2022 and increased $145 million in the year ended December 31, 2022 compared to the same period in 2021 primarily due to growth in international life premiums.

The following table presents a reconciliation of Life Insurance GAAP premiums to premiums and deposits:

Years Ended December 31, (in millions)		2023		2022		2021
Premiums	$	2,261	$	2,339	$	2,064
Deposits		1,583		1,600		1,635
Other*		904		732		953
Premiums and deposits	$	**4,748**	$	4,671	$	4,652

* Other principally consists of adding back ceded premiums to reflect the gross premiums and deposits.

INSTITUTIONAL MARKETS RESULTS

Years Ended December 31,							Change	
(in millions)		2023		2022		2021	2023 vs 2022	2022 vs 2021
Adjusted revenues:								
Premiums	$	5,607	$	2,913	$	3,774	92 %	(23) %
Policy fees		195		194		187	1	4
Net investment income		1,587		1,051		1,154	51	(9)
Other income		2		2		2	—	—
Total adjusted revenues		7,391		4,160		5,117	78	(19)
Benefits and expenses:								
Policyholder benefits		6,298		3,404		4,183	85	(19)
Interest credited to policyholder account balances		600		320		274	88	17
Amortization of deferred policy acquisition costs		9		7		6	29	17
Non deferrable insurance commissions		19		20		22	(5)	(9)
General operating expenses		85		73		77	16	(5)
Interest expense		1		2		9	(50)	(78)
Total benefits and expenses		7,012		3,826		4,571	83	(16)
Adjusted pre-tax income	$	379	$	334	$	546	13 %	(39) %

Business and Financial Highlights

Adjusted Pre-Tax Income (Loss) Comparison for the Years Ended December 31, 2023 and 2022

Adjusted pre-tax income increased $45 million primarily due to:

• higher premiums primarily on new pension risk transfer business ($2.7 billion); and

• higher net investment income ($536 million) primarily driven by higher base portfolio income.

Partially offset by:

• higher policyholder benefits (including interest accretion) primarily on new pension risk transfer business ($2.9 billion); and

• higher interest credited on policyholder account balances, primarily related to the GIC business ($280 million).

Adjusted Pre-Tax Income (Loss) Comparison for the Years Ended December 31, 2022 and 2021

Adjusted pre-tax income decreased $212 million primarily due to:

• lower net investment income ($103 million) primarily driven by lower alternative investment income ($145 million) and lower yield enhancement income ($89 million) partially offset by higher base portfolio income ($131 million);

• lower premiums primarily on new pension risk transfer business ($861 million); and

• higher interest credited on policyholder account balances, primarily related to the GIC business ($46 million).

Partially offsetting these decreases was a reduction in policyholder benefits and losses incurred (including interest accretion) primarily on new pension risk transfer business ($779 million).

INSTITUTIONAL MARKETS GAAP PREMIUMS AND PREMIUMS AND DEPOSITS

Premiums for Institutional Markets primarily represent amounts received on pension risk transfer or structured settlement annuities with life contingencies. Premiums increased $2.7 billion in the year ended December 31, 2023 compared to the same period in 2022 and decreased $861 million in the year ended December 31, 2022 compared to the same period in 2021 primarily driven by the transactional nature of the pension risk transfer business (direct and assumed reinsurance).

Premiums and deposits for Institutional Markets is a non-GAAP financial measure that includes direct and assumed premiums as well as deposits received on investment-type annuity contracts. Deposits primarily include GICs, FHLB funding agreements and structured settlement annuities with no life contingencies.

Premiums and deposits increased $5.0 billion in the year ended December 31, 2023, compared to the same period in 2022 primarily due to higher premiums on pension risk transfer business and higher deposits on new GICs. Premiums and deposits decreased $632 million in the year ended December 31, 2022 compared to the same period in 2021 primarily due to lower premiums on pension risk transfer business, partially offset by deposits of structured settlement annuities.

The following table presents a reconciliation of Institutional Markets GAAP premiums to premiums and deposits:

Years Ended December 31, (in millions)	2023	2022	2021
Premiums	$ 5,607	$ 2,913	$ 3,774
Deposits	3,695	1,382	1,158
Other*	31	30	25
Premiums and deposits	$ 9,333	$ 4,325	$ 4,957

* Other principally consists of adding back ceded premiums to reflect the gross premiums and deposits.

Other Operations

Other Operations primarily consists of income from assets held by AIG Parent and other corporate subsidiaries, deferred tax assets related to tax attributes, corporate expenses and intercompany eliminations, our institutional asset management business and results of our consolidated investment entities, General Insurance portfolios in run-off as well as the historical results of our legacy insurance lines ceded to Fortitude Re.

OTHER OPERATIONS RESULTS

Years Ended December 31,					Change	
(in millions)		2023	2022	2021	2023 vs 2022	2022 vs 2021
Adjusted revenues:						
Premiums	$	**68**	$ 85	$ 186	(20) %	(54) %
Net investment income:						
Interest and dividends		**385**	353	169	9	109
Alternative investments		**(72)**	516	919	NM	(44)
Other investment income (loss)		**11**	(129)	65	NM	NM
Investment expenses		**(37)**	(26)	(41)	(42)	37
Total net investment income		**287**	714	1,112	(60)	(36)
Other income		**26**	28	40	(7)	(30)
Total adjusted revenues		**381**	827	1,338	(54)	(38)
Benefits, losses and expenses:						
Policyholder benefits and losses incurred		**15**	30	250	(50)	(88)
Interest credited to policyholder account balances		**—**	—	1	NM	NM
Acquisition expenses:						
Amortization of deferred policy acquisition costs		**—**	5	37	NM	(86)
Other acquisition expenses		**(3)**	(1)	(1)	(200)	—
Total acquisition expenses		**(3)**	4	36	NM	(89)
General operating expenses:						
Corporate and Other		**965**	1,119	1,137	(14)	(2)
Asset Management		**35**	45	72	(22)	(38)
Amortization of intangible assets		**27**	40	40	(33)	—
Total General operating expenses		**1,027**	1,204	1,249	(15)	(4)
Interest expense:						
Corporate and Other		**958**	908	1,032	6	(12)
Asset Management*		**149**	223	188	(33)	19
Total interest expense		**1,107**	1,131	1,220	(2)	(7)
Total benefits, losses and expenses		**2,146**	2,369	2,756	(9)	(14)
Adjusted pre-tax loss before consolidation and eliminations		**(1,765)**	(1,542)	(1,418)	(14)	(9)
Consolidation and eliminations		**(10)**	(405)	(932)	98	57
Adjusted pre-tax loss	$	**(1,775)**	$ (1,947)	$ (2,350)	9 %	17 %
Adjusted pre-tax income (loss) by activities:						
Corporate and Other	$	**(1,651)**	$ (2,053)	$ (2,329)	20 %	12 %
Asset Management		**(114)**	511	911	NM	(44)
Consolidation and eliminations		**(10)**	(405)	(932)	98	57
Adjusted pre-tax loss	$	**(1,775)**	$ (1,947)	$ (2,350)	9 %	17 %

* Interest – Asset Management primarily represents interest expense on consolidated investment entities of $139 million, $217 million and $182 million in the years ended December 31, 2023, 2022 and 2021, respectively.

YEARS ENDED DECEMBER 31, 2023 AND 2022 COMPARISON

Adjusted pre-tax loss before consolidation and eliminations of $1.8 billion in 2023 compared to $1.5 billion in 2022, an increase of $223 million, was primarily due to:

- lower net investment income associated with consolidated investment entities of $708 million and the absence of $56 million mark to market gain on the 2.46 percent equity interest in Fortitude Group Holdings, LLC, partially offset by the absence of mark to market losses of $272 million on our investment in collateralized loan obligations (CLO) and higher income on AIG Parent portfolio of $139 million due to higher yields;

- lower corporate general operating expenses of $154 million primarily driven by a reduction in employee related costs of $12 million and other operating expenses of $142 million; and

- lower interest expense of $24 million primarily driven by interest savings of $136 million from $11.0 billion debt repurchases, through cash tender offers and debt redemption and maturity in 2022 and 2023, lower interest expense of $74 million associated with consolidated investments entities as a result of deconsolidation and paydowns on debt, partially offset by interest expense of $183 million on the $6.5 billion Corebridge senior unsecured notes, $1.5 billion draw down on the DDTL Facility and $1.0 billion junior subordinated debt issued by Corebridge in 2022.

Adjusted pre-tax loss on consolidation and eliminations of $10 million in 2023 compared to $405 million in 2022, a decrease of $395 million, was primarily due to the elimination of the insurance companies' net investment income from their investment in the consolidated investment entities of $419 million.

YEARS ENDED DECEMBER 31, 2022 AND 2021 COMPARISON

Adjusted pre-tax loss before consolidation and eliminations of $1.5 billion in 2022 compared to $1.4 billion in 2021, decrease of $124 million was primarily due to:

- lower net investment income associated with consolidated investment entities of $382 million partially offset by higher income on AIG Parent portfolio of $94 million due to higher yields and $56 million mark to market gain on the 2.46 percent equity interest in Fortitude Group Holdings, LLC;

- lower underwriting loss attributable to lower catastrophe losses of $38 million and absence of unfavorable prior year development ($86 million in 2021) within Other Operations Run-Off, primarily Blackboard U.S. Holdings, Inc. (Blackboard);

- lower corporate interest expense primarily driven by interest savings of $225 million from $9.4 billion debt repurchases, through cash tender offers, and debt redemption in 2022 as well as $92 million from $3.6 billion of debt redemptions and debt repurchases, through cash tender offers in 2021, partially offset by interest expense of $240 million on $6.5 billion Corebridge senior unsecured notes, $1.5 billion draw down on the DDTL Facility and $1.0 billion junior subordinated debt issued by Corebridge in 2022; and

- lower corporate and other general operating expenses of $45 million primarily driven by decreases in employment costs of $254 million partially offset by higher professional fees of $209 million.

Adjusted pre-tax loss on consolidation and eliminations of $405 million in 2022 compared to $932 million in 2021, a decrease of $527 million, was primarily due to the elimination of the insurance companies' net investment income from their investment in the consolidated investment entities of $520 million.

Investments

OVERVIEW

Our investment strategies are tailored to the specific business needs of each segment by targeting an asset allocation mix that supports estimated cash flows of our outstanding liabilities and provides diversification from an asset class, sector, issuer, and geographic perspective. The primary objectives are generation of investment income, preservation of capital, liquidity management and growth of surplus. The majority of assets backing our insurance liabilities consist of fixed maturity securities.

Inflation remains elevated relative to the Federal Reserve target however it has decreased over the past several quarters. Interest rates also remain elevated although credit spreads have narrowed for most asset classes as recession concerns began to recede and the likelihood for a soft landing increased.

Our Investment Management Agreements with Blackstone Inc.

In 2021, AIG entered into a long-term asset management relationship with Blackstone Inc. and its investment advisory affiliates (Blackstone), pursuant to which Blackstone initially managed $50 billion of Corebridge's existing investment portfolio, with that amount increasing to an aggregate of $92.5 billion by the third quarter of 2027. As of December 31, 2023, Blackstone manages $55 billion in book value of assets in Corebridge's investment portfolio. As these assets run-off, we expect Blackstone to reinvest primarily in Blackstone-originated investments across a range of asset classes, including private and structured credit, and commercial and residential real estate securitized and whole loans. We continue to manage asset allocation and portfolio-level risk management decisions with respect to any assets managed by Blackstone, ensuring that we maintain a consistent level of oversight across our entire investment portfolio considering our asset-liability matching needs, risk appetite and capital positions.

Our Investment Management Agreements with BlackRock, Inc.

Since April 2022, AIG and Corebridge insurance company subsidiaries have entered into separate investment management agreements with BlackRock, Inc. and its investment advisory affiliates (BlackRock). Substantially all investment management agreements contemplated for AIG insurance company subsidiaries have been executed. A small number of insurance companies remain under discussion and expect to be resolved in 2024. As of December 31, 2023, BlackRock manages $135 billion of our investment portfolio, consisting of liquid fixed income and certain private placement assets, including $76 billion of Corebridge assets. In addition, liquid fixed income assets associated with the Fortitude Re funds withheld asset portfolio were separately transferred to BlackRock for management in 2022.

For additional information, see Note 1 to the Consolidated Financial Statements.

INVESTMENT HIGHLIGHTS IN 2023

- Blended investment yields on new investments are higher than blended rates on investments that were sold, matured or called during this period. We continued to make investments in structured securities and other fixed maturity securities with attractive risk-adjusted return characteristics to improve yields and increase net investment income.

- The higher interest rate environment has contributed to higher income in the base portfolio for the twelve months ended December 31, 2023 compared to the same period in the prior year. Total Net investment income increased for the twelve months ended December 31, 2023 compared to the same period in the prior year, primarily due to higher returns in our fixed maturity securities, mortgage and other loans, short-term investments and hedge fund portfolios, partially offset by lower income in our private equity portfolio.

INVESTMENT STRATEGIES

Investment strategies are assessed at the segment level and involve considerations that include local and general market and economic conditions, duration and cash flow management, risk appetite and volatility constraints, rating agency and regulatory capital considerations, tax, regulatory and legal investment limitations, and, as applicable, environmental, social and governance considerations.
Some of our key investment strategies are as follows:

- Our fundamental strategy across the portfolios is to seek investments with similar duration and cash flow characteristics to the associated insurance liabilities to the extent practicable.

- We seek to purchase investments that offer enhanced yield through illiquidity premiums, such as private placements and commercial mortgage loans, which also add portfolio diversification. These assets typically afford credit protections through covenants, ability to customize structures that meet our insurance liability needs, and deeper due diligence given information access.

- Given our global presence, we seek investments that provide diversification from investments available in local markets. To the extent we purchase these investments, we generally hedge any currency risk using derivatives, which could provide opportunities to earn higher risk adjusted returns compared to investments in the functional currency.

- AIG Parent, included in Other Operations, actively manages its assets and liabilities, counterparties and duration. AIG Parent's liquidity sources are held primarily in the form of cash and short-term investments. This strategy allows us to both diversify our sources of liquidity and reduce the cost of maintaining sufficient liquidity.

- Within the U.S., the Life and Retirement and General Insurance investments are generally split between reserve backing and surplus portfolios.

  - Insurance reserves are backed mainly by investment grade fixed maturity securities that meet our duration, risk-return, capital, tax, liquidity, credit quality and diversification objectives. We assess asset classes based on their fundamental underlying risk factors, including credit (public and private), commercial real estate and residential real estate, regardless of whether such investments are bonds, loans, or structured products.

  - Surplus investments seek to enhance portfolio returns and are generally comprised of a mix of fixed maturity investment grade and below investment grade securities and various alternative asset classes, including private equity, real estate equity, and hedge funds. Over the past few years, hedge fund investments have been reduced.

- Outside of the U.S., fixed maturity securities held by our insurance companies consist primarily of investment-grade securities generally denominated in the currencies of the countries in which we operate.

- We also utilize derivatives to manage our asset and liability duration as well as currency exposures.

Asset-Liability Management

The investment strategy within the General Insurance companies focuses on growth of surplus, maintenance of sufficient liquidity for unanticipated insurance claims, and preservation of capital. General Insurance invests primarily in fixed maturity securities issued by corporations, municipalities and other governmental agencies; structured securities collateralized by, among other assets, residential and commercial real estate; and commercial mortgage loans. Fixed maturity securities of the General Insurance companies have an average duration of 3.9 years, with an average of 4.1 years for North America and 3.5 years for International.

While invested assets backing reserves of the General Insurance companies are primarily invested in conventional liquid fixed maturity securities, we have continued to allocate to asset classes that offer higher yields through structural and illiquidity premiums, particularly in our North America operations. In addition, we continue to invest in both fixed rate and floating rate asset-backed investments to manage our exposure to potential changes in interest rates and inflation. We seek to diversify the portfolio across asset classes, sectors and issuers to mitigate idiosyncratic portfolio risks.

In addition, a portion of the surplus of General Insurance companies is invested in a diversified portfolio of alternative investments that seek to balance liquidity, volatility and growth of surplus. Although these alternative investments are subject to periodic earnings fluctuations, they have historically achieved yields in excess of the fixed maturity portfolio yields and have provided added diversification to the broader portfolio.

The investment strategy of the Life and Retirement companies is to provide net investment income to back liabilities that result in stable distributable earnings and enhance portfolio value, subject to asset-liability management, capital, liquidity and regulatory constraints.

The Life and Retirement companies use asset-liability management as a primary tool to monitor and manage risk in their businesses. The Life and Retirement companies maintain a diversified, high-to-medium quality portfolio of fixed maturity securities issued by corporations, municipalities and other governmental agencies; structured securities collateralized by, among other assets, residential and commercial real estate; and commercial mortgage loans that, to the extent practicable, match the duration characteristics of the liabilities. We seek to diversify the portfolio across asset classes, sectors, and issuers to mitigate idiosyncratic portfolio risks. The investment portfolio of each product line is tailored to the specific characteristics of its insurance liabilities, and as a result, duration varies between distinct portfolios. The interest rate environment has a direct impact on the asset-liability management profile of the businesses, and changes in the interest rate environment may result in the need to lengthen or shorten the duration of the portfolio. In a rising rate environment, we may shorten the duration of the investment portfolio.

Fixed maturity securities of the Life and Retirement companies' domestic operations have an average duration of 6.9 years.

In addition, the Life and Retirement companies seek to enhance surplus portfolio returns through investments in a diversified portfolio of alternative investments. Although these alternative investments are subject to periodic earnings fluctuations, they have historically achieved returns in excess of the fixed maturity portfolio returns.

National Association of Insurance Commissioners (NAIC) Designations of Fixed Maturity Securities

The Securities Valuation Office (SVO) of the NAIC evaluates the investments of U.S. insurers for statutory reporting purposes and assigns fixed maturity securities to one of six categories called NAIC Designations. In general, NAIC Designations of '1' highest quality, or '2' high quality, include fixed maturity securities considered investment grade, while NAIC Designations of '3' through '6' generally include fixed maturity securities referred to as below investment grade. NAIC Designations for non-agency Residential Mortgage Backed Securities (RMBS) and Commercial Mortgage Backed Securities (CMBS) are calculated using third party modeling results provided through the NAIC. These methodologies result in an improved NAIC Designation for such securities compared to the rating typically assigned by the three major rating agencies. The following tables summarize the ratings distribution of AIG subsidiaries' fixed maturity security portfolio by NAIC Designation, and the distribution by composite AIG credit rating, which is generally based on ratings of the three major rating agencies. For fixed maturity securities where no NAIC Designation is assigned or able to be calculated using third-party data, the NAIC Designation category used in the first table below reflects an internal rating.

The NAIC Designations presented below do not reflect the added granularity to the designation categories adopted by the NAIC in 2020, which further subdivide each category of fixed maturity securities by appending letter modifiers to the numerical designations.

For a full description of the composite AIG credit ratings, see Credit Ratings below.

The following table presents the fixed maturity security portfolio categorized by NAIC Designation, at fair value:

December 31, 2023

(in millions)

NAIC Designation	1	2	Total Investment Grade	3	4	5	6	Total Below Investment Grade	Total
Other fixed maturity securities	$ 89,907	$ 68,456	$ 158,363	$ 6,301	$ 4,827	$ 618	$ 78	$ 11,824	$ 170,187
Mortgage-backed, asset-backed and collateralized	58,639	7,221	65,860	367	399	54	21	841	66,701
Total*	$ 148,546	$ 75,677	$ 224,223	$ 6,668	$ 5,226	$ 672	$ 99	$ 12,665	$ 236,888

* Excludes $86 million of fixed maturity securities for which no NAIC Designation is available.

The following table presents the fixed maturity security portfolio categorized by composite AIG credit rating, at fair value:

December 31, 2023

(in millions)

Composite AIG Credit Rating	AAA/AA/A	BBB	Total Investment Grade	BB	B	CCC and Lower	Total Below Investment Grade	Total
Other fixed maturity securities	$ 91,753	$ 66,103	$ 157,856	$ 6,458	$ 5,039	$ 834	$ 12,331	$ 170,187
Mortgage-backed, asset-backed and collateralized	53,344	7,990	61,334	555	591	4,221	5,367	66,701
Total*	$ 145,097	$ 74,093	$ 219,190	$ 7,013	$ 5,630	$ 5,055	$ 17,698	$ 236,888

* Excludes $86 million of fixed maturity securities for which no NAIC Designation is available.

CREDIT RATINGS

At December 31, 2023, approximately 89 percent of our fixed maturity securities were held by our domestic entities. Approximately 92 percent of these securities were rated investment grade by one or more of the principal rating agencies.

Moody's Investors Service Inc. (Moody's), Standard & Poor's Financial Services LLC, a subsidiary of S&P Global Inc. (S&P), or similar foreign rating services rate a significant portion of our foreign entities' fixed maturity securities portfolio. Rating services are not available for some foreign-issued securities. Our credit risk management group closely reviews the credit quality of the foreign portfolio's non-rated fixed maturity securities. At December 31, 2023, approximately 93 percent of such investments were either rated investment grade or, on the basis of analysis of our investment managers, were equivalent from a credit standpoint to securities rated investment grade. Approximately 27 percent of the foreign entities' fixed maturity securities portfolio is comprised of sovereign fixed maturity securities supporting policy liabilities in the country of issuance.

Composite AIG Credit Ratings

With respect to our fixed maturity securities, the credit ratings in the table below and in subsequent tables reflect: (i) a composite of the ratings of the three major rating agencies, or when agency ratings are not available, the NAIC Designation assigned by the NAIC SVO (99 percent of total fixed maturity securities), or (ii) our internal ratings when these investments have not been rated by any of the major rating agencies or the NAIC. The "Non-rated" category in those tables consists of fixed maturity securities that have not been rated by any of the major rating agencies, the NAIC or us.

For information regarding credit risks associated with Investments, see Enterprise Risk Management – Credit Risk Management.

The following table presents the composite AIG credit ratings of our fixed maturity securities calculated on the basis of their fair value*:

(in millions)	Available for Sale		Other		Total	
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Rating:						
Other fixed maturity securities						
AAA	$ 7,668	$ 13,477	$ 38	$ 36	$ 7,706	$ 13,513
AA	38,349	31,061	955	810	39,304	31,871
A	44,511	45,618	231	244	44,742	45,862
BBB	64,765	63,173	1,339	1,043	66,104	64,216
Below investment grade	11,693	16,538	467	432	12,160	16,970
Non-rated	178	175	6	4	184	179
Total	$ 167,164	$ 170,042	$ 3,036	$ 2,569	$ 170,200	$ 172,611
Mortgage-backed, asset-backed and collateralized						
AAA	$ 16,477	$ 20,729	$ 212	$ 253	$ 16,689	$ 20,982
AA	27,411	15,706	745	659	28,156	16,365
A	8,145	7,186	359	289	8,504	7,475
BBB	7,262	6,857	729	578	7,991	7,435
Below investment grade	5,248	5,509	109	125	5,357	5,634
Non-rated	26	127	51	12	77	139
Total	$ 64,569	$ 56,114	$ 2,205	$ 1,916	$ 66,774	$ 58,030
Total						
AAA	$ 24,145	$ 34,206	$ 250	$ 289	$ 24,395	$ 34,495
AA	65,760	46,767	1,700	1,469	67,460	48,236
A	52,656	52,804	590	533	53,246	53,337
BBB	72,027	70,030	2,068	1,621	74,095	71,651
Below investment grade	16,941	22,047	576	557	17,517	22,604
Non-rated	204	302	57	16	261	318
Total	$ 231,733	$ 226,156	$ 5,241	$ 4,485	$ 236,974	$ 230,641

* On August 1, 2023, Fitch downgraded the U.S. government's credit rating from AAA to AA+. This resulted in the composite AIG Credit Rating for both U.S. government securities and agency mortgage-backed securities to transition from AAA to AA+.

Available-for-Sale Investments

The following table presents the fair value of our available-for-sale securities:

(in millions)	December 31, 2023	December 31, 2022
Bonds available for sale:		
U.S. government and government sponsored entities	$ 5,616	$ 6,619
Obligations of states, municipalities and political subdivisions	10,663	12,099
Non-U.S. governments	12,453	13,485
Corporate debt	138,432	137,839
Mortgage-backed, asset-backed and collateralized:		
RMBS	20,444	18,817
CMBS	14,128	14,193
CLO/ABS	29,997	23,104
Total mortgage-backed, asset-backed and collateralized	64,569	56,114
Total bonds available for sale*	$ 231,733	$ 226,156

* At December 31, 2023 and 2022, the fair value of bonds available for sale held by us that were below investment grade or not rated totaled $17.1 billion and $22.3 billion, respectively.

The following table presents the fair value of our aggregate credit exposures to non-U.S. governments for our fixed maturity securities:

(in millions)	December 31, 2023	December 31, 2022
Canada	$ 1,411	$ 1,312
Germany	929	856
Japan	699	812
France	677	636
United Kingdom	478	446
Indonesia	451	514
Chile	404	401
Mexico	374	379
Israel	337	368
Korea, Republic of	318	238
Other	6,412	7,589
Total	$ 12,490	$ 13,551

The following table presents the fair value of our aggregate European credit exposures by major sector for our fixed maturity securities:

(in millions)	December 31, 2023					December 31, 2022
	Sovereign	Financial Institution	Non-Financial Corporates	Structured Products	Total	Total
Euro-Zone countries:						
Germany	$ 929	$ 269	$ 2,360	$ —	$ 3,558	$ 3,422
France	677	1,705	1,088	12	3,482	2,919
Netherlands	167	912	1,006	43	2,128	2,060
Belgium	35	299	936	41	1,311	1,256
Ireland	9	46	429	679	1,163	1,167
Spain	10	260	627	217	1,114	684
Luxembourg	18	303	321	—	642	1,025
Italy	17	93	531	—	641	491
Denmark	227	78	136	—	441	374
Finland	19	63	36	—	118	97
Other Euro-Zone	234	26	39	—	299	276
Total Euro-Zone	$ 2,342	$ 4,054	$ 7,509	$ 992	$ 14,897	$ 13,771
Remainder of Europe:						
United Kingdom	$ 478	$ 4,259	$ 8,499	$ 782	$ 14,018	$ 12,492
Switzerland	20	559	781	—	1,360	1,449
Guernsey	—	—	—	624	624	—
Norway	252	85	221	—	558	607
Sweden	130	193	105	—	428	433
Russian Federation	2	—	33	—	35	34
Other - Remainder of Europe	31	180	44	48	303	470
Total - Remainder of Europe	$ 913	$ 5,276	$ 9,683	$ 1,454	$ 17,326	$ 15,485
Total	$ 3,255	$ 9,330	$ 17,192	$ 2,446	$ 32,223	$ 29,256

Investments in Municipal Bonds

At December 31, 2023, the U.S. municipal bond portfolio was composed primarily of essential service revenue bonds and high-quality tax-exempt bonds with 98 percent of the portfolio rated A or higher.

The following table presents the fair values of our available for sale U.S. municipal bond portfolio by state and municipal bond type:

(in millions)	State General Obligation	Local General Obligation	Revenue	Total Fair Value	December 31, 2022 Total Fair Value
	December 31, 2023				
California	$ 526	$ 415	$ 1,420	$ 2,361	$ 2,599
New York	42	163	1,779	1,984	2,207
Texas	16	340	567	923	1,168
Illinois	81	57	587	725	832
Massachusetts	206	20	269	495	597
Ohio	16	—	355	371	334
Pennsylvania	58	2	300	360	391
Georgia	83	48	188	319	354
New Jersey	9	2	252	263	308
Washington	85	17	154	256	279
Florida	4	—	236	240	337
Virginia	8	—	213	221	277
Missouri	—	—	184	184	193
All other states	301	157	1,503	1,961	2,223
Total	**$ 1,435**	**$ 1,221**	**$ 8,007**	**$ 10,663**	**$ 12,099**

Investments in Corporate Debt Securities

The following table presents the fair value of our available for sale corporate debt securities by industry categories:

Industry Category (in millions)	December 31, 2023	December 31, 2022
Financial institutions:		
Money center/Global bank groups	$ 8,744	$ 8,234
Regional banks – other	456	418
Life insurance	2,439	2,207
Securities firms and other finance companies	555	354
Insurance non-life	4,937	5,067
Regional banks – North America	5,279	5,832
Other financial institutions	18,300	16,491
Utilities	19,643	18,863
Communications	8,799	8,676
Consumer noncyclical	16,973	17,973
Capital goods	6,194	6,745
Energy	11,091	10,357
Consumer cyclical	8,682	10,963
Basic materials	4,632	4,715
Other	21,708	20,944
Total*	**$ 138,432**	**$ 137,839**

* At December 31, 2023 and 2022, approximately 92 percent and 89 percent, respectively, of these investments were rated investment grade.

Investments in RMBS

The following table presents the fair value of AIG's RMBS available for sale securities:

(in millions)	December 31, 2023	December 31, 2022
Agency RMBS	$ 7,045	$ 8,126
Alt-A RMBS	4,844	4,400
Subprime RMBS	1,649	1,819
Prime non-agency	3,132	2,064
Other housing related	3,774	2,408
Total RMBS[a][b]	$ 20,444	$ 18,817

(a) Includes approximately $4.1 billion and $4.4 billion at December 31, 2023 and 2022, respectively, of certain RMBS that had experienced deterioration in credit quality since their origination. This excludes impact of U.S. debt downgrade of Fannie Mae and Freddie Mac. *For additional information on purchased credit deteriorated securities, see Note 6 to the Consolidated Financial Statements.*

(b) The weighted average expected life was seven years at both December 31, 2023 and December 31, 2022.

Our investments guidelines for investing in RMBS, CLO and other asset-backed securities (ABS) take into consideration the quality of the originator, the manager, the servicer, security credit ratings, underlying characteristics of the mortgages, borrower characteristics, and the level of credit enhancement in the transaction.

Investments in CMBS

The following table presents the fair value of our CMBS available for sale securities:

(in millions)	December 31, 2023	December 31, 2022
CMBS (traditional)	$ 12,205	$ 12,401
Agency	1,434	1,219
Other	489	573
Total	$ 14,128	$ 14,193

The fair value of CMBS holdings remained stable during the year ended December 31, 2023. The majority of our investments in CMBS are in tranches that contain substantial credit protection features through collateral subordination. The majority of CMBS holdings are traditional conduit transactions, broadly diversified across property types and geographical areas.

Investments in CLO/ABS

The following table presents the fair value of our CLO/ABS available for sale securities by collateral type:

(in millions)	December 31, 2023	December 31, 2022
Collateral Type:		
ABS	$ 15,762	$ 12,168
Bank loans	14,104	10,818
Other	131	118
Total	$ 29,997	$ 23,104

Unrealized Losses of Fixed Maturity Securities

The following table shows the aging of the unrealized losses of fixed maturity securities, the extent to which the fair value is less than amortized cost or cost, and the number of respective items in each category:

December 31, 2023	Less Than or Equal to 20% of Cost[b]			Greater Than 20% to 50% of Cost[b]			Greater Than 50% of Cost[b]			Total		
Aging[a]		Unrealized			Unrealized			Unrealized			Unrealized	
(dollars in millions)	Cost[c]	Loss	Items[d]	Cost[c]	Loss	Items[d]	Cost[c]	Loss	Items[d]	Cost[c]	Loss	Items[d]
Investment grade bonds												
0-6 months	$ 11,208	$ 475	1,847	$ 2,993	$ 866	192	$ 6	$ 3	—	**$ 14,207**	**$ 1,344**	**2,039**
7-11 months	17,683	766	2,750	2,307	656	166	4	2	—	**19,994**	**1,424**	**2,916**
12 months or more	112,619	9,943	16,579	37,388	10,511	3,214	344	188	23	**150,351**	**20,642**	**19,816**
Total	$ 141,510	$ 11,184	21,176	$ 42,688	$ 12,033	3,572	$ 354	$ 193	23	**$ 184,552**	**$ 23,410**	**24,771**
Below investment grade bonds												
0-6 months	$ 2,417	$ 96	716	$ 145	$ 51	44	$ 14	$ 11	19	**$ 2,576**	**$ 158**	**779**
7-11 months	756	29	179	56	17	9	2	2	2	**814**	**48**	**190**
12 months or more	7,637	481	2,443	949	266	177	56	38	15	**8,642**	**785**	**2,635**
Total	$ 10,810	$ 606	3,338	$ 1,150	$ 334	230	$ 72	$ 51	36	**$ 12,032**	**$ 991**	**3,604**
Total bonds												
0-6 months	$ 13,625	$ 571	2,563	$ 3,138	$ 917	236	$ 20	$ 14	19	**$ 16,783**	**$ 1,502**	**2,818**
7-11 months	18,439	795	2,929	2,363	673	175	6	4	2	**20,808**	**1,472**	**3,106**
12 months or more	120,256	10,424	19,022	38,337	10,777	3,391	400	226	38	**158,993**	**21,427**	**22,451**
Total[d]	$ 152,320	$ 11,790	24,514	$ 43,838	$ 12,367	3,802	$ 426	$ 244	59	**$ 196,584**	**$ 24,401**	**28,375**

(a) Represents the number of consecutive months that fair value has been less than cost by any amount.

(b) Represents the percentage by which fair value is less than cost.

(c) For bonds, represents amortized cost net of allowance.

(d) Item count is by CUSIP by subsidiary.

The allowance for credit losses was $9 million for investment grade bonds and $153 million for below investment grade bonds as of December 31, 2023.

Commercial Mortgage Loans

At December 31, 2023, we had direct commercial mortgage loan exposure of $38.0 billion.

The following table presents the commercial mortgage loan exposure by location and class of loan based on amortized cost:

		Class							
(dollars in millions)	Number of Loans	Apartments	Offices	Retail	Industrial	Hotel	Others	Total	Percent of Total
December 31, 2023									
State:									
New York	**78**	**$ 1,508**	**$ 4,172**	**$ 488**	**$ 440**	**$ 101**	**$ —**	**$ 6,709**	**18 %**
California	**62**	**829**	**1,123**	**157**	**1,309**	**621**	**12**	**4,051**	**11**
New Jersey	**78**	**2,316**	**80**	**358**	**753**	**—**	**32**	**3,539**	**9**
Texas	**42**	**894**	**884**	**145**	**280**	**18**	**—**	**2,221**	**6**
Florida	**48**	**729**	**107**	**507**	**106**	**535**	**—**	**1,984**	**5**
Massachusetts	**19**	**662**	**750**	**542**	**22**	**—**	**—**	**1,976**	**5**
Illinois	**21**	**609**	**467**	**3**	**44**	**—**	**20**	**1,143**	**3**
Colorado	**17**	**308**	**93**	**179**	**70**	**168**	**—**	**818**	**2**
Pennsylvania	**20**	**151**	**133**	**249**	**218**	**23**	**—**	**774**	**2**
Ohio	**22**	**141**	**10**	**161**	**431**	**—**	**—**	**743**	**2**
Other states	**127**	**2,787**	**457**	**675**	**943**	**173**	**47**	**5,082**	**13**
Foreign	**78**	**4,195**	**1,432**	**842**	**1,751**	**414**	**335**	**8,969**	**24**
Total*	**612**	**$ 15,129**	**$ 9,708**	**$ 4,306**	**$ 6,367**	**$ 2,053**	**$ 446**	**$ 38,009**	**100 %**

(dollars in millions)	Number of Loans	Class Apartments	Offices	Retail	Industrial	Hotel	Others	Total	Percent of Total
December 31, 2022									
State:									
New York	81	$ 1,571	$ 4,502	$ 490	$ 404	$ 104	$ —	$ 7,071	19 %
California	59	847	1,068	170	1,316	656	13	4,070	11
New Jersey	65	2,154	163	439	497	11	32	3,296	9
Texas	47	857	998	153	184	143	—	2,335	6
Massachusetts	16	576	443	521	23	—	—	1,563	4
Florida	57	491	119	362	199	391	—	1,562	4
Illinois	22	584	623	3	46	—	21	1,277	4
Ohio	23	145	10	168	544	—	—	867	2
Pennsylvania	18	75	133	255	223	23	—	709	2
Washington, D.C.	9	483	116	—	—	17	—	616	2
Other states	139	2,239	494	842	961	278	19	4,833	13
Foreign	93	4,575	1,606	413	1,609	404	322	8,929	24
Total*	629	$ 14,597	$ 10,275	$ 3,816	$ 6,006	$ 2,027	$ 407	$ 37,128	100 %

* Does not reflect allowance for credit losses.

For additional information on commercial mortgage loans, see Note 7 to the Consolidated Financial Statements.

Net Realized Gains and Losses

The following table presents the components of Net realized gains (losses):

Years Ended December 31,	2023			2022			2021		
(in millions)	Excluding Fortitude Re Funds Withheld Assets	Fortitude Re Funds Withheld Assets	Total	Excluding Fortitude Re Funds Withheld Assets	Fortitude Re Funds Withheld Assets	Total	Excluding Fortitude Re Funds Withheld Assets	Fortitude Re Funds Withheld Assets	Total
Sales of fixed maturity securities	**$ (929)**	**$ (133)**	**$ (1,062)**	$ (871)	$ (311)	$ (1,182)	$ 211	$ 717	$ 928
Intent to sell	**—**	**—**	**—**	(66)	—	(66)	—	—	—
Change in allowance for credit losses on fixed maturity securities	**(211)**	**(9)**	**(220)**	(184)	(32)	(216)	19	7	26
Change in allowance for credit losses on loans	**(167)**	**(62)**	**(229)**	(55)	(47)	(102)	163	9	172
Foreign exchange transactions	**101**	**19**	**120**	(20)	(5)	(25)	22	(5)	17
Index-linked interest credited embedded derivatives, net of related hedges	**(784)**	**—**	**(784)**	(119)	—	(119)	(5)	—	(5)
All other derivatives and hedge accounting*	**(374)**	**(105)**	**(479)**	1,230	(134)	1,096	260	28	288
Sales of alternative investments and real estate investments	**98**	**(2)**	**96**	193	43	236	988	237	1,225
Other	**(40)**	**(3)**	**(43)**	(39)	—	(39)	213	10	223
Net realized gains (losses) – excluding Fortitude Re funds withheld embedded derivative	**(2,306)**	**(295)**	**(2,601)**	69	(486)	(417)	1,871	1,003	2,874
Net realized gains (losses) on Fortitude Re funds withheld embedded derivative	**—**	**(2,007)**	**(2,007)**	—	7,481	7,481	—	(603)	(603)
Net realized gains (losses)	**$ (2,306)**	**$ (2,302)**	**$ (4,608)**	$ 69	$ 6,995	$ 7,064	$ 1,871	$ 400	$ 2,271

* Derivative activity related to hedging MRBs is recorded in Change in the fair value of MRBs, net. *For additional disclosures about MRBs, see Note 14 to the Consolidated Financial Statements.*

Net realized losses excluding Fortitude Re funds withheld assets in the year ended December 31, 2023 compared to Net realized gains excluding Fortitude Re funds withheld assets in 2022 were primarily due to lower derivative gains in the current period compared to the prior year period. Lower Net realized gains excluding Fortitude Re funds withheld assets in the year ended December 31, 2022 compared to 2021 were primarily due to losses on sales of securities compared to gains in 2021.

Index-linked interest credited embedded derivatives, net of related hedges, reflected higher losses in the year ended December 31, 2023 compared to 2022 and higher losses in the year ended December 31, 2022 compared to 2021. Fair value gains or losses in the hedging portfolio are typically not fully offset by increases or decreases in liabilities due to the non-performance or "own credit" risk adjustment used in the valuation of index-linked interest credited embedded derivatives, which are not hedged as part of our economic hedging program, and other risk margins used for valuation that cause the embedded derivatives to be less sensitive to changes in market rates than the hedge portfolio.

Net realized gains (losses) on Fortitude Re funds withheld assets primarily reflect changes in the valuation of the modified coinsurance and funds withheld assets. Increases in the valuation of these assets result in losses to AIG as the appreciation on the assets under those reinsurance arrangements must be transferred to Fortitude Re. Decreases in valuation of the assets result in gains to AIG as the depreciation on the assets under those reinsurance arrangements must be transferred to Fortitude Re. *For additional information on the impact of the funds withheld arrangements with Fortitude Re, see Note 8 to the Consolidated Financial Statements.*

For additional information on market risk management related to these product features, see Enterprise Risk Management – Insurance Risks – Life and Retirement Companies' Key Risks – Variable Annuity, Fixed Index Annuity and Index Universal Life Risk Management and Hedging Programs. For additional information on the economic hedging target and the impact to pre-tax income of this program, see Insurance Reserves – Life and Annuity Future Policy Benefits, Policyholder Contract Deposits and Market Risk Benefits – Variable Annuity Guaranteed Benefits and Hedging Results.

For additional information on our investment portfolio, see Note 6 to the Consolidated Financial Statements.

Change in Unrealized Gains and Losses on Investments

The change in net unrealized gains and losses on investments in the year ended December 31, 2023 was primarily attributable to a change in the fair value of fixed maturity securities. For the year ended December 31, 2023, net unrealized gains were $8.5 billion due to narrowing of credit spreads.

The change in net unrealized gains and losses on investments in the year ended December 31, 2022 was primarily attributable to decreases in the fair value of fixed maturity securities. For the year ended December 31, 2022, net unrealized losses were $47.7 billion due to an increase in interest rates and spreads.

For additional information on our investment portfolio, see Note 6 to the Consolidated Financial Statements.

Insurance Reserves

LIABILITY FOR UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES (LOSS RESERVES)

The following table presents the components of our gross and net loss reserves by segment and major lines of business[a]:

	December 31, 2023			December 31, 2022		
(in millions)	Net liability for unpaid losses and loss adjustment expenses	Reinsurance recoverable on unpaid losses and loss adjustment expenses	Gross liability for unpaid losses and loss adjustment expenses	Net liability for unpaid losses and loss adjustment expenses	Reinsurance recoverable on unpaid losses and loss adjustment expenses	Gross liability for unpaid losses and loss adjustment expenses
General Insurance:						
U.S. Workers' Compensation (net of discount)	$ 2,655	$ 4,099	$ 6,754	$ 2,684	$ 4,319	$ 7,003
U.S. Excess Casualty	3,321	3,272	6,593	3,638	3,701	7,339
U.S. Other Casualty	4,112	3,676	7,788	3,858	3,872	7,730
U.S. Financial Lines	5,672	1,622	7,294	5,899	1,773	7,672
U.S. Property and Special Risks	4,403	1,494	5,897	6,815	3,295	10,110
U.S. Personal Insurance	767	2,163	2,930	794	2,052	2,846
UK/Europe Casualty and Financial Lines	7,447	1,951	9,398	6,984	1,538	8,522
UK/Europe Property and Special Risks	2,913	1,665	4,578	2,717	1,464	4,181
UK/Europe and Japan Personal Insurance	1,483	671	2,154	1,628	592	2,220
Other product lines[b]	5,416	5,182	10,598	5,999	4,834	10,833
Unallocated loss adjustment expenses[b]	1,298	841	2,139	1,418	927	2,345
Total General Insurance	**39,487**	**26,636**	**66,123**	42,434	28,367	70,801
Other Operations Run-Off:						
U.S. run-off long tail insurance lines (net of discount)	283	3,360	3,643	239	3,427	3,666
Other run-off product lines	228	60	288	245	59	304
Blackboard U.S. Holdings, Inc.	91	119	210	134	135	269
Unallocated loss adjustment expenses	15	114	129	13	114	127
Total Other Operations Run-Off	**617**	**3,653**	**4,270**	631	3,735	4,366
Total	**$ 40,104**	**$ 30,289**	**$ 70,393**	$ 43,065	$ 32,102	$ 75,167

(a) Includes net loss reserve discount of $1.2 billion and $1.3 billion at December 31, 2023 and 2022, respectively. *For information regarding loss reserve discount, see Note 13 to the Consolidated Financial Statements.*

(b) Other product lines and Unallocated loss adjustment expenses includes Gross liability for unpaid losses and loss adjustment expense and Reinsurance recoverable on unpaid losses and loss adjustment expense for the Fortitude Re reinsurance of $2.9 billion at both December 31, 2023 and 2022, respectively.

Prior Year Development

The following table summarizes incurred (favorable) unfavorable prior year development net of reinsurance by segment:

Years Ended December 31, (in millions)	2023	2022	2021
General Insurance:			
North America	$ (484)	$ (196)	$ (194)
International	93	(322)	(7)
Total General Insurance*	**$ (391)**	**$ (518)**	**$ (201)**
Other Operations Run-Off	**(7)**	**(5)**	**86**
Total prior year favorable development	**$ (398)**	**$ (523)**	**$ (115)**

* Includes the amortization attributed to the deferred gain at inception from the National Indemnity Company (NICO) adverse development reinsurance agreement of $164 million, $167 million and $193 million for the years ended December 31, 2023, 2022 and 2021, respectively. Consistent with our definition of APTI, the amount excludes the portion of (favorable)/unfavorable prior year reserve development for which we have ceded the risk under the NICO reinsurance agreements of $(158) million, $(174) million and $(249) million for the years ended December 31, 2023, 2022 and 2021, respectively. Also excludes the related changes in amortization of the deferred gain, which were $(83) million, $85 million and $(3) million over those same periods.

Net Loss Development – 2023

In the twelve months ended December 31, 2023, we recognized favorable prior year loss reserve development of $398 million. The key components of this development were:

North America

- Favorable development on U.S. Workers' Compensation business reflecting a continuation of favorable loss cost trends in guaranteed cost and excess segments across most accident years.

- Favorable development in U.S. Excess Casualty driven by favorable development on the Excess Construction Runoff Portfolio.

- Favorable development in U.S. Other Casualty reflecting favorable experience in construction defect and construction wraps as well as guaranteed cost auto and general liability.

- Favorable development in U.S. Property and Special risks reflecting favorable development on prior year catastrophes in the 2017-2021 accident years, offset by adverse development on prior year catastrophes in the 2022 accident year.

- Unfavorable development in U.S. Financial Lines due to unfavorable development on High Attaching Excess D&O, M&A, Primary National D&O, Cyber data privacy claims, and Architects & Engineers, partially offset by favorable development on Primary Private Not for Profit D&O and Financial Institutions D&O.

- Amortization benefit related to the deferred gain on the adverse development cover.

- Favorable development in U.S. Personal Insurance due to favorable development on prior year catastrophes across several events primarily in the 2017-2020 accident years.

International

- Unfavorable development in UK/Europe Casualty and Financial Lines reflecting unfavorable development in auto liability in Europe and UK and in UK D&O and Commercial Professional Indemnity business, partially offset by favorable development in Financial Institutions Professional Indemnity and D&O in Europe and UK and Cyber and Commercial Personal Indemnity in Europe.

- Unfavorable development in UK/Europe Property and Special Risks driven by unfavorable development on prior year catastrophes.

- Favorable development on Japan Professional Indemnity driven by personal auto and A&H business.

- Favorable development in Other product lines driven primarily by Global Specialty.

Our analyses and conclusions about prior year reserves also help inform our judgments about the current accident year loss and loss adjustment expense ratios we selected.

For additional information on prior year development by line of business, see Note 13 to the Consolidated Financial Statements. For information regarding actuarial methods employed for major classes of business, see Critical Accounting Estimates.

The following tables summarize incurred (favorable) unfavorable prior year development net of reinsurance, by segment and major lines of business, and by accident year groupings:

Year Ended December 31, 2023 *(in millions)*		Total	2022	2021 & Prior
General Insurance North America:				
U.S. Workers' Compensation	$	(190) $	(30) $	(160)
U.S. Excess Casualty		(48)	—	(48)
U.S. Other Casualty		(134)	28	(162)
U.S. Financial Lines		37	(20)	57
U.S. Property and Special Risks		(7)	64	(71)
U.S. Personal Insurance		(66)	12	(78)
Other Product Lines		(76)	(54)	(22)
Total General Insurance North America	$	(484) $	— $	(484)
General Insurance International:				
UK/Europe Casualty and Financial Lines	$	165 $	(39) $	204
UK/Europe Property and Special Risks		81	165	(84)
UK/Europe and Japan Personal Insurance		(57)	(35)	(22)
Other product lines		(96)	65	(161)
Total General Insurance International	$	93 $	156 $	(63)
Other Operations Run-Off		(7)	—	(7)
Total Prior Year (Favorable) Unfavorable Development	$	(398) $	156 $	(554)

Net Loss Development – 2022

In the twelve months ended December 31, 2022, we recognized favorable prior year loss reserve development of $523 million. The key components of this development were:

North America

- Favorable development in U.S Workers' Compensation reflecting continued favorable loss experience across most accident years particularly for excess and guaranteed cost segments.

- Favorable development in U.S. Excess Casualty particularly in lead and mid-excess retail segments.

- Favorable development in U.S. Other Casualty in the Commercial Auto, General Liability and Construction Wraps business.

- Amortization benefit related to the deferred gain on the adverse development cover.

- Unfavorable development driven by U.S. Financial Lines driven by unfavorable severity trends in Excess and Primary D&O and Excess and Financial Institutions Errors and Omissions (E&O), partially offset by favorable results in Employment Practices Liability Insurance (EPLI).

International

- Favorable development on Global Specialty across all products in all regions.

- Favorable development in International Personal Lines particularly with Auto and A&H coverages in Japan as well as favorable experience recognized in Europe and the UK.

- Unfavorable development in Casualty in Europe Excess Casualty and French Auto as well as large loss experience in the UK, partially offset by favorable experience in Asia Pacific Casualty.

- Unfavorable development in Financial Lines primarily in the UK for M&A, Commercial PI and Commercial D&O.

Net Loss Development – 2021

In the twelve months ended December 31, 2021, we recognized favorable prior year loss reserve development of $115 million. The key components of this development were:

North America

- Strong favorable development in Personal Insurance, primarily attributable to subrogation recovery related to the 2017 and 2018 California wildfires partially offset by the impact of dropping below the attachment point of our 2018 catastrophe aggregate treaty, which also adversely impacted our U.S. Property and Special Risk Commercial Lines.

- Favorable development on U.S. Workers' Compensation and short-tailed commercial lines within Other Product Lines, reflecting lower frequency and severity in recent calendar years.

- Amortization benefit related to the deferred gain on the adverse development cover.

- Reserve strengthening within U.S. Financial Lines, reflecting higher severity of claims in Directors & Officers, principally from accident years 2018 and prior, and cyber risk from accident years 2019 and 2020.

International

- Favorable development on short-tailed International Commercial Lines and Personal Insurance, reflecting lower frequency and severity of claims.

- Reserve strengthening on International Financial Lines, reflecting higher severity of claims, the majority of which is from accident years 2018 and prior.

Other Operations

- Unfavorable development primarily attributed to the Blackboard insurance portfolio due to increased severity on reported claims.

We note that for certain categories of claims (e.g., construction defect claims and environmental claims) and for reinsurance recoverable, losses may sometimes be reclassified to an earlier or later accident year as more information about the date of occurrence becomes available to us.

Significant Reinsurance Agreements

In the first quarter of 2017, we entered into an adverse development reinsurance agreement with NICO, under which we transferred to NICO 80 percent of the reserve risk on substantially all of our U.S. Commercial long-tail exposures for accident years 2015 and prior. Under this agreement, we ceded to NICO 80 percent of the losses on subject business paid on or after January 1, 2016 in excess of $25 billion of net paid losses, up to an aggregate limit of $25 billion. We account for this transaction as retroactive reinsurance. This transaction resulted in a gain, which under GAAP retroactive reinsurance accounting is deferred and amortized into income over the settlement period. NICO created a collateral trust account as security for their claim payment obligations to us, into which they deposited the consideration paid under the agreement, and Berkshire Hathaway Inc. has provided a parental guarantee to secure NICO's obligations under the agreement.

For a description of AIG's catastrophe reinsurance protection for 2023, see Enterprise Risk Management – Insurance Risks – General Insurance Companies' Key Risks – Natural Catastrophe Risk.

The table below shows the calculation of the deferred gain on the adverse development reinsurance agreement, the effect of discounting of loss reserves and amortization of the deferred gain.

(in millions)	December 31, 2023	December 31, 2022	December 31, 2021
Gross Covered Losses			
Covered reserves before discount	$ 10,849	$ 12,537	$ 14,398
Inception to date losses paid	30,157	28,667	27,023
Attachment point	(25,000)	(25,000)	(25,000)
Covered losses above attachment point	$ 16,006	$ 16,204	$ 16,421
Deferred Gain Development			
Covered losses above attachment ceded to NICO (80%)	$ 12,805	$ 12,963	$ 13,137
Consideration paid including interest	(10,188)	(10,188)	(10,188)
Pre-tax deferred gain before discount and amortization	2,617	2,775	2,949
Discount on ceded losses[a]	(1,104)	(1,254)	(953)
Pre-tax deferred gain before amortization	1,513	1,521	1,996
Inception to date amortization of deferred gain at inception	(1,428)	(1,264)	(1,097)
Inception to date amortization attributed to changes in deferred gain[b]	64	(52)	(30)
Deferred gain liability reflected in AIG's balance sheet	$ 149	$ 205	$ 869

(a) The accretion of discount and a reduction in effective interest rates is offset by changes in estimates of the amount and timing of future recoveries.

(b) Excluded from APTI.

The following table presents the rollforward of activity in the deferred gain from the adverse development reinsurance agreement:

Years Ended December 31, (in millions)	2023	2022	2021
Balance at beginning of year, net of discount	$ 205	$ 869	$ 1,297
(Favorable) unfavorable prior year reserve development ceded to NICO[a]	(158)	(174)	(249)
Amortization attributed to deferred gain at inception[b]	(164)	(167)	(193)
Amortization attributed to changes in deferred gain[c]	116	(22)	56
Changes in discount on ceded loss reserves	150	(301)	(42)
Balance at end of year, net of discount	$ 149	$ 205	$ 869

(a) Prior year reserve development ceded to NICO under the retroactive reinsurance agreement is deferred under GAAP.

(b) Represents amortization of the deferred gain recognized in APTI.

(c) Excluded from APTI.

The lines of business subject to this agreement include those with longer tails, which carry a higher degree of uncertainty. Since inception, there have been periods of unfavorable prior year development, with more recent favorable development. This agreement will continue to reduce the impact of volatility in the development on our ultimate loss estimates over time. The agreement has resulted in lower capital charges for reserve risks at our U.S. insurance subsidiaries. In addition, net investment income declined as a result of lower invested assets.

Fortitude Re was established during the first quarter of 2018 in a series of reinsurance transactions related to our run-off operations. Those reinsurance transactions were designed to consolidate most of our insurance run-off lines into a single legal entity. As of December 31, 2023, approximately $27.6 billion of reserves from our Life and Retirement Run-Off Lines and approximately $3.0 billion of reserves from our General Insurance Run-Off Lines related to business written by multiple wholly-owned AIG subsidiaries, had been ceded to Fortitude Re under these reinsurance transactions.

LIFE AND ANNUITY FUTURE POLICY BENEFITS, POLICYHOLDER CONTRACT DEPOSITS AND MARKET RISK BENEFITS

The following section provides discussion of life and annuity future policy benefits, policyholder contract deposits and market risk benefits.

Update of Actuarial Assumptions and Models

The life insurance companies review and update actuarial assumptions at least annually, generally in the third quarter.

Investment-oriented products

The life insurance companies review and update assumptions used to value our universal life product with secondary guarantees at least annually. These benefit reserves are also adjusted to reflect the changes in the fair value of available-for-sale securities with an offset to OCI. DAC and related items (which may include VOBA, deferred sales inducements and unearned revenue reserves) are amortized on a constant level basis.

The life insurance companies also review assumptions related to variable annuities, fixed annuities, and fixed index annuities guaranteed benefits that are accounted for as MRBs or embedded derivatives and measured at fair value. The fair value of these MRBs or embedded derivatives is based on actuarial assumptions, including policyholder behavior, as well as capital market assumptions.

Traditional long-duration products

For traditional long-duration products discussed below, which includes whole life insurance, term life insurance, accident and health insurance, PRT, and life-contingent single premium immediate annuities and structured settlements, cash flow assumptions are reviewed at least annually to determine any changes in the liability for future policy benefits. DAC and related items (which may include VOBA) are amortized on a constant level basis.

The net impacts to pre-tax income and adjusted pre-tax income because of the update of actuarial assumptions for the years ended December 31, 2023, 2022 and 2021 are shown in the following tables.

The following table presents the increase in pre-tax income resulting from the annual update of actuarial assumptions in the life insurance companies, by line item as reported in Results of Operations:

Years Ended December 31, (in millions)		2023		2022		2021
Premiums		—		—	$	(41)
Policyholder benefits and losses incurred	$	22	$	29	$	89
Increase in adjusted pre-tax income		22		29		48
Change in fair value of market risk benefits, net		7		105		(17)
Net realized gains (losses)		(7)		(2)		—
Increase in pre-tax income	$	22	$	132	$	31

The following table presents the increase in adjusted pre-tax income resulting from the annual update of actuarial assumptions for the life insurance companies, by segment and product line:

Years Ended December 31, (in millions)		2023		2022		2021
Life and Retirement:						
Individual Retirement						
Fixed annuities	$	1	$	—	$	—
Total Individual Retirement		1		—		—
Life Insurance		19		25		48
Institutional Markets		2		4		—
Total increase in adjusted pre-tax income from update of assumptions*	$	22	$	29	$	48

*   There was no impact to adjusted pre-tax income due to the annual update of actuarial assumptions on liabilities ceded to Fortitude Re as these liabilities are 100 percent ceded.

Update of Actuarial Assumptions Impact to Pre-tax Income (Loss)

The life insurance companies recognized favorable impacts to pre-tax income of $22 million, $132 million and $31 million for the years ended December 31, 2023, 2022 and 2021, respectively, attributable to the annual actuarial assumption review. For the year ended December 31, 2023, the assumption update impacts were primarily driven by updates to the portfolio yield assumption, refinements to the modeling for universal life with secondary guarantees and similar features, and mortality assumption updates, partially offset by updated premium assumptions, and other refinements on life insurance products. For the year ended December 31, 2022, the assumption update impacts were driven by updates to the relationship between projected equity growth and interest rates, and updates to premium and withdrawal assumption for annuities, partially offset by updated investments spreads on life insurance products. For the year ended December 31, 2021, the assumption update impacts were mainly due to updated lapse and mortality expectations for annuities, along with updates to mortality assumptions on traditional life products and updated universal life product reserving methodology.

Update of Actuarial Assumptions Impact to Adjusted Pre-tax Income (Loss)

We recognized favorable impacts to adjusted pre-tax operating income of $22 million, $29 million and $48 million for the years ended December 31, 2023, 2022 and 2021, respectively, attributable to the annual actuarial assumption review. For the year ended December 31, 2023, the assumption update impacts were primarily driven by updates to the portfolio yield assumption, refinements to the modeling for universal life with secondary guarantees and similar features, and mortality assumption updates, partially offset by updated premium assumptions, and other refinements on life insurance products. For the year ended December 31, 2022, the assumption update impacts were primarily driven by modeling refinements to reflect actual versus expected asset data related to calls and capital gains for life insurance products. For the year ended December 31, 2021, the assumption update impacts were primarily driven by updates to mortality assumptions on traditional life products and updated universal life product reserving methodology.

Variable Annuity Guaranteed Benefits and Hedging Results

Our Individual Retirement and Group Retirement businesses offer variable annuity products with riders that provide guaranteed benefits. The liabilities are accounted for as MRBs and measured at fair value. The fair value of the MRBs may fluctuate significantly based on market interest rates, equity prices, credit spreads, market volatility, policyholder behavior and other factors.

In addition to risk-mitigating features in our variable annuity product design, we have an economic hedging program designed to manage market risk from GMWBs, including exposures to changes in interest rates, equity prices, credit spreads and volatility. The hedging program includes all in-force GMWB policies and utilizes derivative instruments, including but not limited to equity options, futures contracts and interest rate swap and option contracts, as well as fixed maturity securities.

For additional information on market risk management related to these product features, see Enterprise Risk Management – Insurance Risks – Life and Retirement Companies' Key Risks – Variable Annuity, Fixed Index Annuity and Index Universal Life Risk Management and Hedging Programs.

Differences in Valuation of MRBs and Economic Hedge Target

The variable annuity hedging program utilizes an economic hedge target, which represents an estimate of the underlying economic risks in our GMWB riders. The economic hedge target differs from the GAAP valuation of the MRBs, creating volatility in our net income (loss) primarily due to the following:

- The MRBs include both the GMWB riders and the GMDB riders while the hedge program is targeting the economic risks of just the GMWB rider;

- The hedge program is designed to offset moves in the GMWB economic liability and therefore has a lower sensitivity to equity market changes than the MRBs;

- The economic hedge target includes 100 percent of the GMWB rider fees in present value calculations;

- The GAAP valuation reflects those fees attributed to the MRBs, such that the initial value at contract issue equals zero. Since the MRB includes GMWBs and GMDBs, these attributed fees are typically larger than just the GMWB rider fees;

- The economic hedge target uses best estimate actuarial assumptions and excludes explicit risk margins used for GAAP valuation, such as margins for policyholder behavior, mortality, and volatility; and

- The economic hedge target excludes our own credit risk changes (non-performance adjustments) used in the GAAP valuation, which are recognized in OCI. The GAAP valuation has different sensitivities to movements in interest rates and other market factors, and to changes from actuarial assumption updates, than the economic hedge target.

For additional information on our valuation methodology for MRBs, see Note 5 to the Consolidated Financial Statements.

The market value of the hedge portfolio compared to the economic hedge target at any point in time may be different and is not expected to be fully offsetting. In addition to the derivatives held in conjunction with the variable annuity hedging program, the Life and Retirement companies generally have cash and invested assets available to cover future claims payable under these guarantees. The primary sources of difference between the change in the fair value of the hedging portfolio and the economic hedge target include:

- basis risk due to the variance between expected and actual fund returns, which may be either positive or negative;

- realized volatility versus implied volatility;

- actual versus expected changes in the hedge target driven by assumptions not subject to hedging, particularly policyholder behavior; and

- risk exposures that we have elected not to explicitly or fully hedge.

The following table presents a reconciliation between the fair value of the GAAP MRBs and the value of our economic hedge target:

(in millions)	December 31, 2023		December 31, 2022
Reconciliation of market risk benefits and economic hedge target:			
Market risk benefits liability, net	$	**1,340** $	1,657
Exclude non-performance risk adjustment		**(826)**	(479)
Market risk benefits liability, excluding NPA		**514**	1,178
Adjustments for risk margins and differences in valuation		**522**	(281)
Economic hedge target liability	$	**1,036** $	897

Impact on Pre-tax Income (Loss)

The impact on our pre-tax income (loss) of variable annuity guaranteed benefits and related hedging results includes changes in the fair value of MRBs, and changes in the fair value of related derivative hedging instruments, and along with attributed rider fees and net of benefits associated with MRBs are together recognized in Change in the fair value of MRBs, net, with the exception of our own credit risk changes, which are recognized in OCI. Changes in the fair value of MRBs, net are excluded from adjusted pre-tax income of Individual Retirement and Group Retirement.

The change in the fair value of the MRBs and the change in the value of the hedging portfolio are not expected to be fully offsetting, primarily due to the differences in valuation between the economic hedge target, the GAAP MRBs and the fair value of the hedging portfolio, as discussed above. When corporate credit spreads widen, the change in the non-performance risk adjustment (NPA) spread generally reduces the fair value of the MRBs liabilities, resulting in a gain in AOCI, and when corporate credit spreads tighten, the change in the NPA spread generally increases the fair value of the MRBs liabilities, resulting in a loss in AOCI. In addition to changes driven by credit market-related movements in the NPA spread, the NPA balance also reflects changes in business activity and in the net amount at risk from the underlying guaranteed living benefits.

Change in Economic Hedge Target

The increase in the economic hedge target liability in the year ended December 31, 2023 was primarily driven by higher equity markets partially offset by aging of the business and tightening credit spreads. The decrease in the economic hedge target liability in 2022 was primarily driven by higher interest rates and widening credit spreads, offset by lower equity markets.

The following table presents the impact on pre-tax income (loss) and other comprehensive income (loss) of Variable Annuity MRBs and Hedging:

Years Ended December 31,	2023			2022			2021		
(in millions)	MRB Liability*	Hedge Assets	Net	MRB Liability*	Hedge Assets	Net	MRB Liability*	Hedge Assets	Net
Issuances	$ (1)	$ —	$ (1)	$ (11)	$ —	$ (11)	$ (21)	$ —	$ (21)
Interest accrual	(43)	(243)	(286)	(79)	(283)	(362)	(70)	(235)	(305)
Attributed fees	(866)	—	(866)	(934)	—	(934)	(880)	—	(880)
Expected claims	93	—	93	84	—	84	55	—	55
Effect of changes in interest rates	121	5	126	3,328	(2,746)	582	946	(868)	78
Effect of changes in interest rate volatility	76	(46)	30	(288)	140	(148)	(80)	29	(51)
Effect of changes in equity markets	1,329	(832)	497	(1,499)	1,030	(469)	1,617	(942)	675
Effect of changes in equity index volatility	19	25	44	76	(32)	44	(56)	53	(3)
Actual outcome different from model expected outcome	(181)	—	(181)	(203)	—	(203)	(147)	—	(147)
Effect of changes in future expected policyholder behavior	—	—	—	87	—	87	(53)	—	(53)
Effect of changes in other future expected assumptions	115	—	115	16	—	16	36	—	36
Foreign exchange Impact	1	—	1	7	—	7	6	—	6
Total impact on balance before other and changes in our own credit risk	663	(1,091)	(428)	584	(1,891)	(1,307)	1,353	(1,963)	(610)
Other	(2)	(43)	(45)	—	66	66	1	8	9
Effect of changes in our own credit risk	(347)	49	(298)	1,206	(56)	1,150	275	73	348
Total income (loss) impact on market risk benefits	314	(1,085)	(771)	1,790	(1,881)	(91)	1,629	(1,882)	(253)
Less: Impact on OCI	(347)	59	(288)	1,206	(527)	679	275	(122)	153
Add: Fees net of claims and ceded premiums and benefits	761	—	761	847	—	847	851	—	851
Net impact on pre-tax income (loss)	$ 1,422	$(1,144)	$ 278	$ 1,431	$ (1,354)	$ 77	$ 2,205	$ (1,760)	$ 445
Net change in value of economic hedge target and related hedges									
Net impact on economic gains (losses)			$ (512)			$ 714			$ 109

* MRB Liability is partially offset by MRB Assets.

Year Ended December 31, 2023

Net impact on pre-tax income of $278 million was primarily driven by increases in equity markets and the impact of the London Inter-Bank Offered Rate to Secured Overnight Financing Rate (SOFR) transition.

With the transition of risk free rates to the SOFR curve, our discounting of fees has been reduced, resulting in a one-time favorable impact to the MRB liability.

On an economic basis, the changes in the fair value of the hedge portfolio were partially offset by the changes in the economic hedge target. In the year ended December 31, 2023, we had a net mark-to-market loss of approximately $512 million from our hedging activities related to our economic hedge target primarily driven by aging of the business and tightening credit spreads.

Year Ended December 31, 2022

Net impact on pre-tax loss of $77 million was primarily driven by fund basis changes that impacted our actual to expected model outcomes, lower equity markets and term structure moves in the interest rate volatility market, partially offset by increases in interest rates.

On an economic basis, the changes in the fair value of the hedge portfolio were partially offset by the changes in the economic hedge target. In the year ended December 31, 2022, we had a net mark-to-market gain of approximately $714 million from our hedging activities related to our economic hedge target primarily driven by widening credit spreads and update of actuarial assumptions.

Year Ended December 31, 2021

Net impact on pre-tax income of $445 million was mostly driven by higher equity markets.

On an economic basis, the changes in the fair value of the hedge portfolio were partially offset by the changes in the economic hedge target. In 2021, we had a net mark-to market gain of approximately $109 million from our hedging activities related to our economic hedge target primarily driven by higher equity markets, partially offset by losses from the review and update of actuarial assumptions.

Liquidity and Capital Resources

OVERVIEW

Liquidity refers to the ability to generate sufficient cash resources to meet the cash requirements of our business operations and payment obligations.

Capital refers to the long-term financial resources available to support the operation of our businesses, fund business growth and cover financial and operational needs that arise from adverse circumstances. Our primary source of ongoing capital generation is derived from the profitability of our insurance subsidiaries. We must comply with numerous constraints on our capital positions. These constraints drive the requirements for capital adequacy at AIG and the individual businesses and are based on internally defined risk tolerances, regulatory requirements, rating agency and creditor expectations and business needs.

For information regarding our liquidity risk framework, see Enterprise Risk Management – Risk Appetite, Limits, Identification and Measurement and Enterprise Risk Management – Liquidity Risk Management.

We believe that we have sufficient liquidity and capital resources to satisfy future requirements and meet our obligations to policyholders, customers, creditors and debt-holders, including those arising from reasonably foreseeable contingencies or events. Nevertheless, some circumstances may cause our cash or capital needs to exceed projected liquidity or readily deployable capital resources.

For information regarding risks associated with our liquidity and capital resources, see Part I, Item 1A. – Risk Factors – Liquidity, Capital and Credit.

Depending on market conditions, regulatory and rating agency considerations and other factors, we may take various liability and capital management actions. Liability management actions may include, but are not limited to, repurchasing or redeeming outstanding debt, issuing new debt or engaging in debt exchange offers. Capital management actions may include, but are not limited to, issuing preferred stock, paying dividends to our shareholders on the AIG Common Stock, par value $2.50 per share (AIG Common Stock), paying dividends to the holders of our Series A 5.85% Non-Cumulative Perpetual Preferred Stock (Series A Preferred Stock), and repurchases of AIG Common Stock.

On January 31, 2024, we announced that we will redeem all of the 20,000 outstanding shares of our Series A Preferred Stock and all 20,000,000 of the corresponding Depositary Shares (Depositary Shares), each representing a 1/1,000th interest in a share of Series A Preferred Stock, on March 15, 2024. The redemption price per share of Series A Preferred Stock will be $25,000 (equivalent to $25.00 per Depositary Share).

LIQUIDITY AND CAPITAL RESOURCES HIGHLIGHTS

SOURCES

Liquidity to AIG Parent from Subsidiaries

During the year ended December 31, 2023, our General Insurance companies distributed dividends of $3.4 billion to AIG Parent or applicable intermediate holding companies.

During the year ended December 31, 2023, Corebridge distributed $1.1 billion of dividends to AIG Parent in its capacity as a public company shareholder of Corebridge. Of this amount, $385 million consisted of quarterly cash dividends of $0.23 per share on Corebridge common stock, $264 million consisted of a special cash dividend of $0.62 per share on Corebridge common stock and $424 million consisted of a special cash dividend of $1.16 per share on Corebridge common stock.

Senior Notes Offering of AIG

In March 2023, AIG issued $750 million aggregate principal amount of 5.125% Notes Due 2033.

Sale of Crop Risk Services Business

On July 3, 2023, AIG completed the sale of CRS to AFG, for which AIG received gross proceeds, before deducting commissions, of $234 million.

Sale of Validus Re

On November 1, 2023, AIG completed the sale of Validus Re to RenaissanceRe and received $3.3 billion cash, including a pre-closing dividend of approximately $570 million from Validus Re.

Secondary Offerings of Corebridge Shares by AIG

In June 2023, AIG sold 74.75 million shares of Corebridge common stock in a secondary offering at a public offering price of $16.25 per share. The aggregate gross proceeds of the offering to AIG, before deducting underwriting discounts and commissions and other expenses payable by AIG, were approximately $1.2 billion.

In November 2023, AIG sold 50 million shares of Corebridge common stock in a secondary offering at a public offering price of $20.50 per share. The aggregate gross proceeds of the offering to AIG, before deducting underwriting discounts and commissions and other expenses payable by AIG, were approximately $1.0 billion.

In December 2023, AIG sold 35 million shares of Corebridge common stock in a secondary offering at a public offering price of $20.50 per share. The aggregate gross proceeds of the offering to AIG, before deducting underwriting discounts and commissions and other expenses payable by AIG, were approximately $718 million.

Corebridge Share Repurchases from AIG

In June 2023, Corebridge repurchased 11 million shares of its common stock from AIG at a purchase price of $16.41 per share. The gross proceeds of the share repurchase to AIG were $180 million.

In December 2023, Corebridge repurchased 6.2 million shares of its common stock from AIG at a purchase price of $21.75 per share. The gross proceeds of the share repurchase to AIG were $135 million.

USES

AIG General Borrowings

During the year ended December 31, 2023, $2.2 billion of debt categorized as general borrowings matured, was repaid or redeemed as follows:

- Repaid £311 million aggregate principal amount of our 5.00% Notes due 2023, which was equivalent to approximately $388 million at the time of repayment.
- Redeemed $199 million aggregate principal amount of Validus Holdings, Ltd. (Validus) 8.875% Senior Notes due 2040 for a redemption price of 143.968 percent of the principal amount, plus accrued and unpaid interest, which totaled $289 million.
- Repurchased, through cash tender offers, approximately $1.6 billion aggregate principal amount of certain notes and debentures issued by AIG for an aggregate purchase price of approximately $1.5 billion.

We made interest payments on our general borrowings totaling $466 million during the year ended December 31, 2023.

AIG Dividends

During the year ended December 31, 2023:

- We made quarterly cash dividend payments of $365.625 per share on AIG's Series A Preferred Stock totaling $29 million.
- We made cash dividend payments in the amount of $0.36 per share on AIG Common Stock for each of the three months ended December 31, 2023, September 30, 2023 and June 30, 2023 (an increase of 12.5 percent from prior dividend payments), and $0.32 per share for the three months ended March 31, 2023, totaling $997 million.

Repurchases of AIG Common Stock[a]

During the year ended December 31, 2023, AIG Parent repurchased approximately 51 million shares of AIG Common Stock, for an aggregate purchase price of approximately $3.0 billion.

(a) Pursuant to a Securities Exchange Act of 1934 (the Exchange Act) Rule 10b5-1 repurchase plan, from January 1, 2024 to February 8, 2024, AIG Parent repurchased approximately 10 million shares of AIG Common Stock for an aggregate purchase price of approximately $706 million.

LIQUIDITY AND CAPITAL RESOURCES HIGHLIGHTS OF COREBRIDGE

SOURCES

Following the initial public offering, Corebridge liquidity, including its loan facilities, is not reflected in AIG Parent's liquidity.

Senior Notes Offerings of Corebridge

On September 15, 2023, Corebridge issued $500 million aggregate principal amount of its 6.050% Senior Notes due 2033 (the Corebridge Notes).

On December 8, 2023, Corebridge issued $750 million aggregate principal amount of its 5.750% Senior Notes due 2034 (the December Corebridge Notes).

Sale of Laya

On October 31, 2023, Corebridge completed the sale of Laya to AXA and received gross proceeds of €691 million ($731 million).

USES

Delayed Draw Term Loan Facility of Corebridge

Corebridge used the net proceeds of the issuance of the Corebridge Notes to repay $500 million of the $1.5 billion aggregate principal amount drawn under the DDTL Facility.

Corebridge used the net proceeds of the issuance of the December Corebridge Notes to repay $750 million of the $1.0 billion aggregate principal amount drawn under the DDTL Facility.

Corebridge Dividends

During the year ended December 31, 2023:

- Corebridge made quarterly cash dividend payments of $0.23 per share on Corebridge common stock, totaling $204 million to its public company shareholders other than AIG.
- Corebridge made a special cash dividend of $0.62 per share on Corebridge common stock, totaling $138 million to its public company shareholders other than AIG.
- Corebridge made a special cash dividend of $1.16 per share on Corebridge common stock, totaling $307 million to its public company shareholders other than AIG.

Repurchases of Corebridge Common Stock[a]

In June 2023, Corebridge repurchased 11 million shares of Corebridge common stock from AIG, for an aggregate purchase price of $180 million.

In December 2023, Corebridge repurchased 6.2 million shares of its common stock from AIG, for an aggregate purchase price of $135 million.

During the year ended December 31, 2023, Corebridge repurchased from shareholders other than AIG, approximately 9.3 million shares of Corebridge common stock for an aggregate purchase price of approximately $183 million.

(a) Pursuant to an Exchange Act Rule 10b5-1 repurchase plan, from January 1, 2024 to February 8, 2024, Corebridge repurchased from shareholders other than AIG, approximately 1.2 million shares of Corebridge Common Stock for an aggregate purchase price of approximately $27 million.

ANALYSIS OF SOURCES AND USES OF CASH

Operating Cash Flow Activities

Insurance companies generally receive most premiums in advance of the payment of claims or policy benefits. The ability of insurance companies to generate positive cash flow is affected by the frequency and severity of losses under their insurance policies, policy retention rates, effective management of our investment portfolio and operating expense discipline.

Interest payments totaled $1.1 billion, $1.1 billion and $1.3 billion in the years ended December 31, 2023, 2022 and 2021, respectively. Excluding interest payments, AIG had operating cash inflows (outflows) of $7.3 billion, $5.3 billion and $7.6 billion in the years ended December 31, 2023, 2022 and 2021, respectively.

Investing Cash Flow Activities

Net cash used in investing activities in the year ended December 31, 2023 was $7.0 billion compared to net cash used in investing activities of $3.6 billion in 2022 and $3.3 billion in 2021.

Financing Cash Flow Activities

Net cash provided by financing activities in the year ended December 31, 2023 totaled $782 million, reflecting:

- $997 million to pay dividends of $0.36 per share in the three months ended December 31, 2023, September 30, 2023 and June 30, 2023, and $0.32 per share for the three months ended March 31, 2023 on AIG Common Stock;
- $29 million to pay quarterly dividends of $365.625 per share on AIG's Series A Preferred Stock;
- $3.0 billion to repurchase approximately 51 million shares of AIG Common Stock;
- $204 million paid by Corebridge in the form of quarterly cash dividends on Corebridge common stock to shareholders other than AIG;
- $138 million paid by Corebridge in the form of a special cash dividend of $0.62 per share on Corebridge common stock to shareholders other than AIG;
- $307 million paid by Corebridge in the form of a special cash dividend of $1.16 per share on Corebridge common stock to shareholders other than AIG;
- $183 million paid by Corebridge to repurchase approximately 9 million shares of Corebridge common stock from shareholders other than AIG;
- $1.25 billion outflow from the repayment on the DDTL Facility;
- $322 million in net outflows from the issuance and repayment and cash tender of long-term debt; and
- $381 million in net outflows from the issuance and repayment of debt of consolidated investment entities.

Net cash used in financing activities in the year ended December 31, 2022 totaled $602 million reflecting:

- $982 million to pay quarterly dividends of $0.32 per share on AIG Common Stock;
- $29 million to pay quarterly dividends of $365.625 per share on AIG's Series A Preferred Stock;
- $124 million paid by Corebridge in the form of cash dividends to shareholders other than AIG, of which $66 million paid after its IPO;
- $5.2 billion to repurchase approximately 90 million shares of AIG Common Stock;
- $1.5 billion inflow from drawdown on the DDTL Facility;
- $2.0 billion in net outflows from the issuance, repayment and cash tender of long-term debt; and
- $318 million in net outflows from the issuance and repayment of debt of consolidated investment entities.

Net cash used in financing activities in the year ended December 31, 2021 totaled $3.7 billion reflecting:

- $1.1 billion to pay a dividend of $0.32 per share per quarter on AIG Common Stock;
- $29 million to pay a dividend of $365.625 per share per quarter on AIG's Series A Preferred Stock;
- $2.6 billion to repurchase approximately 50 million shares of AIG Common Stock;
- $4.0 billion in net outflows from the issuance, repayment and cash tender of long-term debt;
- $156 million in net outflows from the issuance and repayment of debt of consolidated investment entities; and
- $2.2 billion in net inflows from the sale of a 9.9 percent equity interest in Corebridge to an affiliate of Blackstone.

LIQUIDITY AND CAPITAL RESOURCES OF AIG PARENT AND SUBSIDIARIES

AIG Parent

As of December 31, 2023 and December 31, 2022, respectively, AIG Parent and applicable intermediate holding companies had approximately $12.1 billion and $8.2 billion in liquidity sources held in the form of cash, short-term investments and AIG Parent's committed, revolving syndicated credit facility of $4.5 billion. Following the initial public offering, Corebridge liquidity, including its loan facilities, is not reflected in AIG Parent's liquidity. As a public company shareholder of Corebridge, AIG receives its pro rata share of dividends paid by Corebridge on Corebridge common stock. AIG Parent's primary sources of liquidity are dividends, distributions, loans and other payments from subsidiaries and credit facilities. AIG Parent's primary uses of liquidity are for debt service, capital and liability management, operating expenses and dividends on AIG Common Stock and Series A Preferred Stock.

We expect to access the debt and preferred equity markets from time to time to meet funding requirements as needed.

We utilize our capital resources to support our businesses, with the majority of capital allocated to our insurance operations. Should we have or generate more capital than is needed to support our business strategies (including organic or inorganic growth opportunities) or mitigate risks inherent to our business, we may develop plans to distribute such capital to shareholders via dividends or AIG Common Stock repurchase authorizations or deploy such capital towards liability management.

Insurance Companies

We expect that our insurance companies will be able to continue to satisfy reasonably foreseeable future liquidity requirements and meet their obligations, including those arising from reasonably foreseeable contingencies or events, through cash from operations and, to the extent necessary, monetization of invested assets. Our insurance companies' liquidity resources are primarily held in the form of cash, short-term investments and publicly traded, investment grade rated fixed maturity securities.

Each of our material insurance companies' liquidity is monitored through various internal liquidity risk measures. The primary sources of liquidity are premiums, fees, reinsurance recoverables and investment income and maturities. The primary uses of liquidity are paid losses, reinsurance payments, benefit claims, surrenders, withdrawals, interest payments, dividends, expenses, investment purchases and collateral requirements.

Our insurance companies may require additional funding to meet capital or liquidity needs under certain circumstances. For example, large catastrophes may require us to provide additional support to the affected operations of our General Insurance companies, and a shift in interest rates may require us to provide support to the affected operations of our Life and Retirement companies.

Certain of our U.S. Life and Retirement insurance companies are members of the FHLBs in their respective districts. Our borrowings from FHLBs are non-puttable and are used to supplement liquidity or for other uses deemed appropriate by management. Our U.S. Life and Retirement companies had $5.7 billion and $4.6 billion which were due to FHLBs in their respective districts at December 31, 2023 and December 31, 2022, respectively, under funding agreements issued through our Individual Retirement, Group Retirement and Institutional Markets operating segments, which were reported in Policyholder contract deposits. Proceeds from funding agreements are generally invested in fixed income securities and other investments intended to generate spread income.

Certain of our U.S. Life and Retirement companies have securities lending programs that lend securities from their investment portfolio to supplement liquidity or for other uses as deemed appropriate by management. Under these programs, these companies lend securities to financial institutions and receive cash as collateral equal to 102 percent of the fair value of the loaned securities. As of December 31, 2023 and December 31, 2022 we had no loans outstanding under these programs.

AIG Parent and/or certain subsidiaries are parties to several letter of credit agreements with various financial institutions, which issue letters of credit from time to time in support of our insurance companies. These letters of credit are subject to reimbursement by AIG Parent and/or certain subsidiaries in the event of a drawdown of these letters of credit. Letters of credit issued in support of the General Insurance companies totaled approximately $2.4 billion at December 31, 2023. Letters of credit issued in support of the Life and Retirement companies totaled approximately $151 million at December 31, 2023, which are subject to reimbursement by Corebridge with no recourse to AIG Parent.

Following the initial public offering of Corebridge, AIG owned less than 80 percent of Corebridge common stock, resulting in the tax deconsolidation of Corebridge from AIG. As such, as of September 15, 2022, AIG no longer receives tax sharing payments from Corebridge for tax liabilities of subsequent periods. With respect to historic tax periods and tax periods prior to the tax deconsolidation of Corebridge from AIG, Corebridge and AIG will make tax payments to each other pursuant to the Tax Matters Agreement, dated September 14, 2022.

CREDIT FACILITIES

AIG Parent maintains a committed, revolving syndicated credit facility (the Facility) with aggregate commitments by the bank syndicate to provide AIG Parent with unsecured revolving loans and/or standby letters of credit of up to $4.5 billion without any limits on the type of borrowings. The Facility is scheduled to expire in November 2026.

Our ability to utilize the Facility is conditioned on the satisfaction of certain legal, operating, administrative and financial covenants and other requirements contained in the Facility. These include covenants relating to our maintenance of a specified total consolidated net worth and total consolidated debt to total consolidated capitalization. Failure to satisfy these and other requirements contained in the Facility would restrict our access to the Facility and could have a material adverse effect on our financial condition, results of operations and liquidity.

As of December 31, 2023, a total of $4.5 billion remained available under the Facility.

Corebridge maintains a committed, revolving syndicated credit facility (the Corebridge Facility) with aggregate commitments by the bank syndicate to provide Corebridge with unsecured revolving loans and/or standby letters of credit of up to $2.5 billion without any limits on the type of borrowings and with no recourse to AIG Parent. The Corebridge Facility is scheduled to expire in May 2027.

As of December 31, 2023, a total of $2.5 billion remained available under the Corebridge Facility.

Corebridge also maintains the DDTL Facility, which is scheduled to mature in February 2025. As of December 31, 2023, a total of $250 million of borrowings are outstanding under the DDTL Facility, with no recourse to AIG Parent.

CONTRACTUAL OBLIGATIONS

The following table summarizes material contractual obligations in total, and by remaining maturity:

December 31, 2023		Payments due by Period		
(in millions)	Total Payments	2024	2025 - 2026	Thereafter
Loss reserves[a]	$ 72,730	$ 20,068	$ 20,721	$ 31,941
Insurance and investment contract liabilities[b]	319,395	26,774	48,996	243,625
Short-term and Long-term debt[c]	19,796	709	1,798	17,289
Interest payments on Short-term and Long-term debt	13,487	891	1,661	10,935
Total	$ 425,408	$ 48,442	$ 73,176	$ 303,790

(a) Represents loss reserves, undiscounted and gross of reinsurance.

(b) Excludes insurance and investment contract liabilities associated with AIG Life that have been reclassified to held for sale.

(c) Does not reflect $2.6 billion of debt of consolidated investment entities, for which recourse is limited to the assets of the respective investment entities and for which there is no recourse to the general credit of AIG.

Loss Reserves

Loss reserves relate to our General Insurance companies and represent estimates of future loss and loss adjustment expense payments based on historical loss development payment patterns. The amounts presented in the above table are undiscounted and therefore exceed the liability for unpaid losses and loss adjustment expenses, including allowance for credit losses, as presented on the Consolidated Balance Sheets. Due to the significance of the assumptions used, the payments by period presented above could be materially different from actual required payments. We believe that our General Insurance companies maintain adequate financial resources to meet the actual required payments under these obligations.

For additional information on loss reserves, see Critical Accounting Estimates – Loss Reserves and Note 13 to the Consolidated Financial Statements.

Insurance and Investment Contract Liabilities

Insurance and investment contract liabilities, including GIC liabilities, relate to our Life and Retirement companies. These liabilities include various investment-type products with contractually scheduled maturities, including periodic payments. These liabilities also include benefit and claim liabilities, of which a significant portion represents policies and contracts that do not have stated contractual maturity dates and may not result in any future payment obligations. For these policies and contracts (i) we are not currently making payments until the occurrence of an insurable event, such as death or disability, (ii) payments are conditional on survivorship or (iii) payment may occur due to a surrender or other non-scheduled event beyond our control.

We have made significant assumptions to determine the estimated undiscounted cash flows of these contractual policy benefits. The amounts presented in the above table are undiscounted and therefore exceed the liabilities for future policy benefits for life and accident and health insurance contracts, and policyholder contract deposits included in the Consolidated Balance Sheets. Due to the significance of the assumptions used, the payments by period presented above could be materially different from actual required payments.

We believe that our Life and Retirement companies have adequate financial resources to meet the payments actually required under these obligations.

For additional information on loss reserves, see Critical Accounting Estimates – Loss Reserves and Notes 13 and 14 to the Consolidated Financial Statements.

Short-Term and Long-Term Debt and Interest Payments on Short-Term and Long-Term Debt

The amounts presented in the above table represent AIG's total short-term and long-term debt outstanding and associated future interest payments due on such debt.

For additional information on outstanding debt, see – Debt.

OFF-BALANCE SHEET ARRANGEMENTS AND COMMERCIAL COMMITMENTS

In the normal course of business, AIG and our subsidiaries enter into commitments under which we may be required to make payments in the future on a contingent basis.

The following table summarizes Off-Balance Sheet Arrangements and Commercial Commitments in total, and by remaining maturity:

December 31, 2023 (in millions)	Total Amounts Committed		Amount of Commitment Expiring		
			2024	2025 - 2026	Thereafter
Commitments:					
Investment commitments	$	**6,091**	$ 3,104	$ 2,367	$ 620
Commitments to extend credit		**4,640**	1,540	2,681	419
Letters of credit		**447**	219	—	228
Total[(a)(b)]	$	**11,178**	$ 4,863	$ 5,048	$ 1,267

(a) Excludes guarantees, CMAs or other support arrangements between AIG consolidated entities.

(b) Excludes commitments with respect to pension plans. The annual pension contribution for 2024 is expected to be approximately $59 million.

Investment commitments

We enter into investment commitments in the normal course of business that are aligned with and support our investment strategies. These represent commitments to investment in private equity funds, hedge funds and other funds, as well as commitments to purchase and develop real estate in the United States and abroad. The commitments to invest in private equity funds, hedge funds and other funds are called at the discretion of each fund, as needed for funding new investments or expenses of the fund. The expiration of these commitments is estimated based on the expected life cycle of the related funds, consistent with past trends of requirements for funding. These commitments are primarily made by insurance and real estate subsidiaries of the Company.

We also enter into arrangements with variable interest entities (VIEs) and consolidate a VIE when we are the primary beneficiary of the entity.

For additional information on investment commitments and VIEs, see Note 10 to the Consolidated Financial Statements.

Commitments to extend credit

As part of our normal course of business lending operations, we enter into commitments to fund mortgage loans at certain interest rates and various other terms, within a stated period of time. Such commitments are legally binding and generally made by insurance subsidiaries of the Company.

Letters of credit

AIG is party to several letter of credit agreements with various financial institutions, which issue letters of credit from time to time for the benefit of third parties in support of our businesses. These letters of credit are subject to reimbursement by AIG in the event of a drawdown.

Indemnification agreements

For information regarding our indemnification agreements, see Note 17 to the Consolidated Financial Statements.

DEBT

AIG expects to service and repay general borrowings through maturing investments and dispositions of invested assets, future cash flows from operations, cash flows generated from invested assets, future debt or preferred stock issuances and other financing arrangements.

For additional information on GIAs and associated collateral posted, see Note 6 to the Consolidated Financial Statements.

The following table provides the rollforward of AIG's total debt outstanding:

Year Ended December 31, 2023 *(in millions)*	Balance, Beginning of Year	Issuances	Maturities and Repayments	Effect of Foreign Exchange	Other Changes	Balance, End of Year
Debt issued or guaranteed by AIG:						
AIG general borrowings:						
Notes and bonds payable	$ 10,242	$ 742	$ (1,975)	$ 40	$ 30	$ 9,079
Junior subordinated debt	991	—	—	1	—	992
AIG Japan Holdings Kabushiki Kaisha	273	—	—	(6)	—	267
Validus notes and bonds payable	269	—	(266)	—	(3)	—
Total AIG general borrowings	11,775	742	(2,241)	35	27	10,338
AIG borrowings supported by assets:						
AIG notes and bonds payable	81	—	(62)	—	—	19
Series AIGFP matched notes and bonds payable	18	—	—	—	—	18
Total AIG borrowings supported by assets	99	—	(62)	—	—	37
Total debt issued or guaranteed by AIG	11,874	742	(2,303)	35	27	10,375
Corebridge debt:						
CRBGLH notes and bonds payable[a]	200	—	—	—	—	200
CRBGLH junior subordinated debt[a]	227	—	—	—	—	227
Corebridge senior unsecured notes - not guaranteed by AIG	6,452	1,240	—	—	10	7,702
Corebridge junior subordinated debt - not guaranteed by AIG	989	—	—	—	—	989
DDTL facility - not guaranteed by AIG	1,500	—	(1,250)	—	—	250
Total Corebridge debt	9,368	1,240	(1,250)	—	10	9,368
GIAs, at fair value - supported by Corebridge assets[b]	56	—	—	—	(3)	53
Other subsidiaries' notes, bonds, loans and mortgages payable - not guaranteed by AIG	1	—	(1)	—	—	—
Total Short-term and long-term debt	$ 21,299	$ 1,982	$ (3,554)	$ 35	$ 34	$ 19,796
Debt of consolidated investment entities - not guaranteed by AIG[c]	$ 5,880	$ 225	(606)	34	(2,942) [d]	$ 2,591

(a) We have entered into a guarantee reimbursement agreement with Corebridge and Corebridge Life Holdings, Inc. (CRBGLH) (formerly known as AIG Life Holdings, Inc.) which provides that Corebridge and CRBGLH will reimburse AIG for the full amount of any payment made by or on behalf of AIG pursuant to AIG's guarantee of the CRBGLH notes and junior subordinated debt. We have also entered into a collateral agreement with Corebridge and CRBGLH which provides that in the event of: (i) a ratings downgrade of Corebridge or CRBGLH long-term unsecured indebtedness below specified levels or (ii) the failure by CRBGLH to pay principal and interest on the CRBGLH debt when due, Corebridge and CRBGLH must collateralize an amount equal to the sum of: (i) 100 percent of the principal amount outstanding, (ii) accrued and unpaid interest, and (iii) 100 percent of the net present value of scheduled interest payments through the maturity dates of the CRBGLH debt.

(b) Collateral posted to third parties was $63 million and $63 million at December 31, 2023 and 2022, respectively. This collateral primarily consists of securities of the U.S. government and government sponsored entities and generally cannot be repledged or resold by the counterparties.

(c) At December 31, 2023, includes debt of consolidated investment entities primarily related to real estate investments of $1.5 billion and other securitization vehicles of $1.1 billion. At December 31, 2022, includes debt of consolidated investment entities related to real estate investments of $1.5 billion and other securitization vehicles of $4.4 billion.

(d) Primarily relates to the sale of AIG Credit Management, LLC where certain consolidated investment entities were deconsolidated.

Debt Maturities

The following table summarizes maturing short-term and long-term debt at December 31, 2023 of AIG for the next four quarters:

(in millions)	First Quarter 2024	Second Quarter 2024	Third Quarter 2024	Fourth Quarter 2024	Total
AIG general borrowings	$ 459	$ —	$ —	$ —	$ 459
DDTL facility*	250	—	—	—	250
Total	$ 709	$ —	$ —	$ —	$ 709

* Corebridge has the ability to further continue this borrowing through February 25, 2025.

CREDIT RATINGS

Credit ratings estimate a company's ability to meet its obligations and may directly affect the cost and availability of financing to that company. The following table presents the credit ratings of AIG and certain of its subsidiaries as of the date of this filing. Figures in parentheses indicate the relative ranking of the ratings within the agency's rating categories; that ranking refers only to the major rating category and not to the modifiers assigned by the rating agencies.

	Short-Term Debt		Senior Long-Term Debt		
	Moody's	S&P	Moody's[a]	S&P[b]	Fitch[c]
American International Group, Inc.	**P-2 (2nd of 4)**	**A-2 (2nd of 5)**	**Baa 2 (4th of 9) / Positive**	**BBB+ (4th of 9) / Stable**	**BBB+ (4th of 9) / Stable**
Corebridge Financial, Inc.			**Baa 2 (4th of 9) / Stable**	**BBB+ (4th of 9) / Stable**	**BBB+ (4th of 9) / Stable**

(a) Moody's appends numerical modifiers 1, 2 and 3 to the generic rating categories to show relative position within the rating categories.

(b) S&P ratings may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

(c) Fitch Ratings Inc. (Fitch) ratings may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

These credit ratings are current opinions of the rating agencies. They may be changed, suspended or withdrawn at any time by the rating agencies as a result of changes in, or unavailability of, information or based on other circumstances. Ratings may also be withdrawn at our request.

We are party to some agreements that contain "ratings triggers." Depending on the ratings maintained by one or more rating agencies, these triggers could result in (i) the termination or limitation of credit availability or a requirement for accelerated repayment, (ii) the termination of business contracts or (iii) a requirement to post collateral for the benefit of counterparties.

In the event of a downgrade of AIG's long-term senior debt ratings, certain AIG entities would be required to post additional collateral under some derivative and other transactions, or certain of the counterparties of such AIG entities would be permitted to terminate such transactions early.

The actual amount of collateral that we would be required to post to counterparties in the event of such downgrades, or the aggregate amount of payments that we could be required to make, depends on market conditions, the fair value of outstanding affected transactions and other factors prevailing at the time of the downgrade.

FINANCIAL STRENGTH RATINGS

Financial Strength ratings estimate an insurance company's ability to pay its obligations under an insurance policy. The following table presents the ratings of our significant insurance subsidiaries as of the date of this filing.

	A.M. Best	S&P	Fitch	Moody's
National Union Fire Insurance Company of Pittsburgh, Pa.	A	A+	A+	A2
Lexington Insurance Company	A	A+	A+	A2
American Home Assurance Company	A	A+	A+	A2
American General Life Insurance Company	A	A+	A+	A2
The Variable Annuity Life Insurance Company	A	A+	A+	A2
United States Life Insurance Company in the City of New York	A	A+	A+	A2
AIG Europe S.A.	NR	A+	NR	A2
American International Group UK Ltd.	A	A+	NR	A2
AIG General Insurance Co. Ltd.	NR	A+	NR	NR

On January 26, 2024, A.M. Best upgraded the Long-Term Issuer Credit Ratings (Long-Term ICR) of AIG General Insurance subsidiaries to 'a+' from 'a', the Long-Term ICR of AIG to 'bbb+' from 'bbb', and revised the outlook of the Long-Term ICRs to stable from positive. A.M. Best also affirmed the 'A' Financial Strength Rating of the AIG General Insurance subsidiaries with stable outlook.

On October 16, 2023, S&P revised the outlook for AIG and the core General Insurance subsidiaries to stable from negative and affirmed the 'BBB+/A-2' issuer credit ratings on AIG and the 'A+' insurer financial strength ratings on AIG's core General Insurance entities.

On July 11, 2023, Moody's changed the rating outlook for AIG and General Insurance subsidiaries to positive from stable and affirmed the 'A2' insurance financial strength rating of the General Insurance subsidiaries and the 'Baa2' senior unsecured debt rating of AIG.

On February 27, 2023, Fitch Ratings upgraded the Insurer Financial Strength Ratings of AIG General Insurance subsidiaries to 'A+' from 'A'.

These financial strength ratings are current opinions of the rating agencies. They may be changed, suspended or withdrawn at any time by the rating agencies as a result of changes in, or unavailability of, information or based on other circumstances.

For information regarding the effects of downgrades in our credit ratings and financial strength ratings, see Part I, Item 1A. Risk Factors – Liquidity, Capital and Credit – "A downgrade by one or more of the rating agencies in the Insurer Financial Strength ratings of our insurance or reinsurance companies could limit their ability to write or prevent them from writing new business and impair their retention of customers and in-force business, and a downgrade in our credit ratings could adversely affect our business, results of operations, financial condition and liquidity" and Note 11 to the Consolidated Financial Statements.

REGULATION AND SUPERVISION

For a discussion of our regulation and supervision by different regulatory authorities in the United States and abroad, including with respect to our liquidity and capital resources, see Part I, Item 1. Business – Regulation and Part I, Item 1A. Risk Factors – Regulation.

DIVIDENDS

On February 13, 2024, our Board of Directors declared a cash dividend on AIG Common Stock of $0.36 per share, payable on March 28, 2024 to shareholders of record on March 14, 2024.

On February 13, 2024, our Board of Directors declared a cash dividend on AIG's Series A Preferred Stock of $365.625 per share, payable on March 15, 2024 to holders of record on February 29, 2024.

The payment of any future dividends will be at the discretion of our Board of Directors and will depend on various factors. *For further detail on our dividends, see Note 18 to the Consolidated Financial Statements.*

REPURCHASES OF AIG COMMON STOCK

Our Board of Directors has authorized the repurchase of shares of AIG Common Stock through a series of actions. On August 1, 2023, our Board of Directors authorized the repurchase of $7.5 billion of AIG Common Stock (inclusive of the approximately $2.15 billion of expected remaining authorization under the Board's prior share repurchase authorization). During the year ended December 31, 2023, AIG Parent repurchased approximately 51 million shares of AIG Common Stock for an aggregate purchase price of $3.0 billion. Pursuant to an Exchange Act Rule 10b5-1 repurchase plan, from January 1, 2024 to February 8, 2024, we repurchased approximately 10 million shares of AIG Common Stock for an aggregate purchase price of approximately $706 million. As of February 8, 2024, $5.5 billion remained under the Board's authorization.

The timing of any future share repurchases will depend on market conditions, our business and strategic plans, financial condition, results of operations, liquidity and other factors, as discussed further in Note 18 to the Consolidated Financial Statements.

DIVIDEND RESTRICTIONS

Payments of dividends to AIG by its insurance subsidiaries are subject to certain restrictions imposed by regulatory authorities.

For information regarding restrictions on payments of dividends by our subsidiaries, see Note 18 to the Consolidated Financial Statements.

Enterprise Risk Management

OVERVIEW

Risk management is an integral part of our business strategy and a key element of our approach to corporate governance. We have an integrated process for managing risks throughout our organization in accordance with our firm-wide risk appetite. Our Board of Directors has oversight responsibility for the management of risk. Our Enterprise Risk Management (ERM) Department oversees and integrates the risk management functions in each of our business units, providing senior management with a consolidated view of AIG's major risk positions. ERM embeds risk management in our key day-to-day business processes. Nevertheless, our risk management efforts may not always be successful and material adverse effects on our business, results of operations, cash flows, liquidity or financial condition may occur. *For further information regarding the risks associated with our business and operations, see Part I, Item 1A. Risk Factors.*

AIG employs a Three Lines of Defense model. AIG's business leaders assume full accountability for the risks and controls in their segments, and ERM performs a review, challenge and oversight function. The third line consists of our Internal Audit Group that provides independent assurance to AIG's Board of Directors.

RISK GOVERNANCE STRUCTURE

Our risk governance structure is designed to foster the development and maintenance of a risk and control culture that encompasses all significant risk categories impacting our lines of business and functions. Accountability for the implementation and oversight of risk policies is aligned with individual business leaders, with the risk committees' oversight.

Our Board of Directors oversees the management of risk through its Risk Committee and Audit Committee. Our Chief Risk Officer (CRO), a member of the Executive Leadership team, reports to both the Risk Committee and our Chairman and Chief Executive Officer. The AIG CRO chairs the Group Risk Committee (GRC), the senior management group responsible for assessing all significant risks on a global basis. The GRC is supported by management committees including the Business Unit Risk Committees and Legal Entity Risk Committees.

RISK APPETITE, LIMITS, IDENTIFICATION AND MEASUREMENT

Risk Appetite Framework

Approved by our Board of Directors, AIG's Risk Appetite Framework integrates stakeholder interests, strategic business goals and available financial resources. We balance these by seeking to take measured risks that are expected to generate repeatable, sustainable earnings and create long-term value for our shareholders. Our risk tolerances take into consideration regulatory requirements, rating agency expectations, and business needs.

Risk Limits

A key component of our Risk Appetite Framework is the establishment and maintenance of tolerances and limits on material risks to meet AIG's objectives. To support the monitoring and management of material risks, ERM employs a three-tiered hierarchy consisting of Board-level risk tolerances, AIG management level limits, and Business Unit and Legal Entity level limits. Board-level risk tolerances define the minimum level of consolidated capital and liquidity we should maintain, which are approved by the Board of Directors and monitored by the Risk Committee. AIG management level limits are risk type specific limits at the AIG consolidated level, which are approved by the AIG CRO with consultation from the GRC. Business unit and legal entity level limits address key risks identified for the business units and legal entities.

Risk Identification and Measurement

We conduct risk identification through multiple processes at the business unit and corporate level focused on capturing our material risks. A key initiative is our integrated bottom-up risk identification and assessment process which is conducted down to the product-line level. In addition, we perform an annual top-down risk assessment to identify top risks and assign owners to ensure these risks are appropriately addressed and managed. These processes are used as critical input to enhance and develop our analytics for measuring and assessing risks across the organization.

The internal capital framework quantifies our aggregate economic risk at a given confidence interval, after considering diversification benefits between risk factors and business lines. The stress testing framework assesses our aggregate exposure to our most significant financial and insurance risks. We use this information to support the assessment of resources needed at the AIG Parent level to support our subsidiaries and capital resources required to maintain consolidated company target capitalization levels.

We evaluate and manage risk in material topics as discussed below.

• Credit Risk Management	• Liquidity Risk Management	• Insurance Risks
• Market Risk Management	• Operational Risk Management	• Business and Strategy Risks

CREDIT RISK MANAGEMENT

Credit risk is defined as the risk that our customers or counterparties are unable or unwilling to repay their contractual obligations when they become due. Credit risk may also result from a downgrade of a counterparty's credit ratings or a widening of its credit spreads.

Direct and indirect credit exposures may arise from, but are not limited to, fixed income investments, equity securities, deposits, commercial paper investments, securities purchased under agreements to resell and repurchase agreements, corporate and consumer loans, leases, reinsurance and retrocessional insurance recoverables, counterparty risk arising from derivatives activities, collateral extended to counterparties, insurance risk cessions to third parties, financial guarantees, letters of credit, and certain General Insurance businesses. Our credit risk framework incorporates risk identification and measurement, risk limits, risk delegations to authorized credit professionals throughout the company, and credit reserving. Credit reserving includes but is not limited to the development of a proper framework, policies and procedures for establishing accurate identification of (i) reserves for credit losses and (ii) other than temporary impairments for securities portfolios.

We monitor and control our company-wide credit risk concentrations and attempt to avoid unwanted or excessive risk accumulations, whether funded or unfunded. To minimize the level of credit risk in some circumstances, we may require mitigants, such as third-party guarantees, reinsurance or collateral, including commercial bank-issued letters of credit and trust collateral accounts.

For additional information on our credit concentrations and credit exposures, see Investments – Credit Ratings – Available-for-Sale Investments.

Derivative Transactions

We utilize derivatives principally to enable us to hedge exposure associated with changes in levels of interest rates, currencies, credit, commodities, equity prices and other risks. Credit risk associated with derivative counterparties exists for a derivative contract when that contract has a positive fair value to us. All derivative transactions must be transacted within counterparty limits that have been approved by ERM. We evaluate counterparty credit quality via an internal analysis that is consistent with the AIG Credit Policy and, where necessary, we require credit enhancements for certain transactions and enter into offsetting and netting arrangements.

For additional information related to derivative transactions, see Note 11 to the Consolidated Financial Statements.

MARKET RISK MANAGEMENT

Market risk is defined as the risk of adverse impact due to systemic movements in one or more of the following market risk drivers: equity and commodity prices, residential and commercial real estate values, interest rates, credit spreads, foreign exchange, inflation, and their respective levels of volatility. We are exposed to market risks primarily within our insurance and capital markets activities, on both the asset and the liability sides of our balance sheet through on- and off-balance sheet exposures.

Market risk is overseen at the corporate level within ERM through the CRO. Market risk is managed by our finance, treasury and investment management corporate functions, collectively, and in partnership with ERM. The scope and magnitude of our market risk exposures is monitored through multiple lenses that include economic, GAAP and statutory reporting frameworks at various levels of business consolidation, in a manner consistent with our risk appetite statement. This process aims to establish a comprehensive coverage of potential implications from adverse market risk developments. We use a number of approaches to measure market risk exposure including sensitivity analysis, scenario analysis and stress testing.

Market Risk Sensitivities

The following table provides estimates of sensitivity to changes in yield curves, equity prices and foreign exchange (FX) rates on our financial instruments and excludes approximately $171.4 billion and $165.4 billion of insurance liabilities as of December 31, 2023 and December 31, 2022, respectively. AIG believes that the interest rate sensitivities of these insurance and other liabilities serve as an offset to the net interest rate risk of the financial assets presented in the table below. In addition, the table excludes $26.2 billion of interest rate sensitive assets and $2.1 billion of equity and alternative investments supporting the Fortitude Re funds withheld arrangements as the contractual returns related to the assets are transferred to Fortitude Re, as well as $29.5 billion of related funds withheld payables.

(dollars in millions)	Balance Sheet Exposure		Economic Effect	
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Sensitivity factor			**100 bps parallel increase in all yield curves**	
Interest rate sensitive assets:				
Fixed maturity securities	$ 213,191	$ 205,860	$ (12,335)	$ (11,728)
Mortgage and other loans receivable[a]	44,601	42,664	(1,790)	(1,718)
Derivatives:				
Interest rate contracts	(345)	(1,116)	(621)	(631)
Equity contracts	1,274	402	(241)	(62)
Other contracts	357	720	(27)	(49)
Total interest rate sensitive assets[b]	$ 259,078	$ 248,530	$ (15,014)	$ (14,188)
Interest rate sensitive liabilities:				
Policyholder contract deposits - Investment-type contracts[a]	$ (138,619)	$ (134,874)	$ 5,933	$ 6,552
Market risk benefits and embedded derivatives	(12,790)	(9,348)	2,600	1,970
Short-term and long-term debt[a][c]	(19,102)	(20,329)	1,375	1,316
Total interest rate sensitive liabilities	$ (170,511)	$ (164,551)	$ 9,908	$ 9,838
Sensitivity factor			**20% decline in equity prices and alternative investments**	
Derivatives:				
Equity contracts[d]	$ 1,274	$ 402	$ (446)	$ 552
Equity and alternative investments:				
Real estate investments	2,053	2,020	(411)	(404)
Private equity	8,778	8,626	(1,755)	(1,725)
Hedge funds	632	1,290	(126)	(258)
Common equity	671	542	(134)	(108)
Other investments	2,033	1,382	(407)	(276)
Total derivatives, equity and alternative investments	$ 15,441	$ 14,262	$ (3,279)	$ (2,219)
Market risk benefits and embedded derivatives	$ (12,790)	$ (9,348)	$ (350)	$ (1,008)
Total liabilities	$ (12,790)	$ (9,348)	$ (350)	$ (1,008)
Sensitivity factor			**10% depreciation of all FX rates against the U.S. dollar**	
Foreign currency-denominated net asset position:				
British pound	$ 1,617	$ 419	$ (162)	$ (42)
Japan Yen	1,120	978	(112)	(98)
Euro	964	47	(96)	(5)
All other foreign currencies	2,330	2,367	(233)	(236)
Total foreign currency-denominated net asset position[e]	$ 6,031	$ 3,811	$ (603)	$ (381)

(a) The economic effect is the difference between the estimated fair value and the effect of a 100 bps parallel increase in all yield curves on the estimated fair value. The estimated fair values for Mortgage and other loans receivable, Policyholder contract deposits (Investment-type contracts) and Short-term and long-term debt were $45.4 billion, $130.2 billion and $18.2 billion at December 31, 2023, respectively. The estimated fair values for Mortgage and other loans receivable, Policyholder contract deposits (Investment-type contracts) and Long-term debt were $43.0 billion, $129.3 billion and $18.7 billion at December 31, 2022, respectively.

(b) At December 31, 2023, the analysis covered $259.1 billion of $290.5 billion interest-rate sensitive assets. As indicated above, excluded were $22.3 billion and $3.9 billion of fixed maturity securities and loans, respectively, supporting the Fortitude Re funds withheld arrangements. In addition, $3.1 billion of loans and $2.3 billion of assets across various asset categories were excluded due to modeling limitations. At December 31, 2022, the analysis covered $248.5 billion of $280.9 billion interest-rate sensitive assets. As indicated above, excluded were $23.0 billion and $4.1 billion of fixed maturity securities and loans, respectively, supporting the Fortitude Re funds withheld arrangements. In addition, $3.0 billion of loans and $2.6 billion of assets across various asset categories were excluded due to modeling limitations.

(c) At December 31, 2023 the analysis excluded $0.4 billion of CRBGLH borrowings and $0.3 billion of AIG Japan Holdings Kabushiki Kaisha loans. At December 31, 2022, the analysis excluded $0.4 billion of CRBGLH borrowings, $0.3 billion of Validus borrowings, $1 million of borrowings from Glatfelter and $0.3 billion of AIG Japan Holdings Kabushiki Kaisha loans.

(d) The balance sheet exposures for equity contracts and variable annuity and other embedded derivatives are also reflected under "Interest rate sensitive liabilities" above, and are not additive.

(e) The majority of the foreign currency exposure is reported on a one quarter lag. Foreign currency-denominated net asset position reflects our aggregated non-U.S. dollar assets less our aggregated non-U.S. dollar liabilities on a GAAP basis, with certain adjustments.

Interest rate sensitivity is defined as the change in value with respect to a 100 basis point parallel shift up in the interest rate environment, calculated as: scenario value minus base value, where base value is the value under the yield curves as of the period end and scenario value is the value reflecting a 100 basis point parallel increase in all yield curves.

We evaluate our interest rate risk without considering effects of correlation of changes in levels of interest rate with other key market risks or other assumptions used for calculating the values of our financial assets and liabilities.

We evaluate our equity price risk without considering effects of correlation of changes in equity prices with other key market risks or other assumptions used for calculating the values of our financial assets and liabilities, as the stress scenario does not reflect the impact of basis risk which we use in the development of our hedging strategy.

For additional information on our three-tiered hierarchy of limits, see – Risk Appetite, Limits, Identification and Measurement – Risk Limits.

LIQUIDITY RISK MANAGEMENT

Liquidity risk is defined as the risk that our financial condition will be adversely affected by the inability or perceived inability to meet our short-term cash, collateral or other financial obligations as they come due.

AIG and its legal entities seek to maintain sufficient liquidity both during the normal course of business and under defined liquidity stress scenarios to ensure that sufficient cash will be available to meet the obligations as they come due.

AIG Parent liquidity risk tolerance levels are designed to allow us to meet our financial obligations for a minimum of six months under a liquidity stress scenario. We maintain liquidity limits and minimum coverage ratios designed to ensure that funding needs are met under stress conditions. Liquidity risk drivers include market/monetization risk, cash flow mismatch risk, event funding risk, and financing risk.

Liquidity risk is monitored through comprehensive cash flow projections over varying time horizons that incorporate all relevant liquidity sources and uses and include known and likely cash inflows and outflows. We use several approaches to measure liquidity risk exposure including minimum liquidity limits, coverage ratios, coverage flow forecasts and stress testing.

OPERATIONAL RISK MANAGEMENT

Operational risk is defined as the risk of loss, or other adverse consequences, resulting from inadequate or failed internal processes, people, systems, or from external events. Operational risk includes legal, regulatory, technology, compliance, third-party and business continuity risks, but excludes business and strategy risks.

Operational risk is inherent in each of our business units and functions and can have many impacts, including but not limited to, unexpected economic losses or gains, reputational harm due to negative publicity, regulatory action from supervisory agencies and operational and business disruptions, and/or damage to customer relationships.

The Operational Risk Management (ORM) function within ERM oversees adherence to the operational risk policy and risk and control framework.

ORM, working together with other control and assurance functions and first line Risk Control Owners through the risk and control framework, provides an independent view of operational risks for each of the business areas.

Cybersecurity Risk

AIG, like other global companies, continues to witness the increased sophistication and activities of unauthorized parties attempting cyber and other computer-related penetrations such as "denial of service" attacks, phishing, untargeted but sophisticated and automated attacks, and other disruptive software in an effort to compromise systems, networks and obtain sensitive information.

ERM works closely with and supports the risk management practices of Information Technology, the Information Security Office and the business units and functions that form the lines of defense against the cybersecurity risks that we face.

For additional information regarding the privacy data protection and cybersecurity regulations to which we are subject, see Part I, Item 1. Business – Regulation – Privacy, Data Protection, Cybersecurity and Artificial Intelligence Requirements. For additional discussion of cybersecurity risks, see Part I, Item 1A. Risk Factors – Business and Operations. For additional information regarding our cybersecurity risk management as well as strategy and governance, please see Part 1, Item 1C. Cybersecurity.

INSURANCE RISKS

Insurance risk is defined as the risk of actual claims experience and/or policyholder behavior being materially different than initially expected at the inception of an insurance contract. Uncertainties related to insurance risk can lead to deviations in magnitude and/or timing of prospective cash flows associated with our liabilities compared to what we expected.

We manage our business risk oversight activities through our insurance operations. A primary goal in managing our insurance operations is to achieve an acceptable risk-adjusted return on equity. To achieve this goal, we must be disciplined in risk selection, premium adequacy, and appropriate terms and conditions to cover the risk accepted.

We operate our insurance businesses on a global basis, and we are exposed to a wide variety of risks with different time horizons. We manage these risks throughout the organization, both centrally and locally, through a number of processes and procedures, including but not limited to, pricing and risk selection models, pricing approval processes, pre-launch approval of product design, development, and distribution, underwriting approval processes and authorities, modeling and reporting of aggregations and limit concentrations at multiple levels, model risk management framework and validation processes, risk transfer tools, review and challenge of reserves, actuarial profitability and reserve reviews, management of the relationship between assets and liabilities, and experience monitoring and assumption updates.

We closely manage insurance risk by monitoring and controlling the nature and geographic location of the risks in each underwritten line of business, concentrations in industries, the terms and conditions of the underwriting and the premiums we charge for taking on the risk. We analyze concentrations of risks using various modeling techniques, including both probability distributions (stochastic) and/or single-point estimates (deterministic) approaches.

Risk Measurement, Monitoring and Limits

We use several approaches to measure our insurance risk exposure including sensitivity and scenario analyses, stochastic methods, and experience studies. Additionally, there are risk-specific assessment tools, both internal and third-party, in place to better manage the variety of insurance risks to which we are exposed.

For additional information on our three-tiered hierarchy of limits, see – Risk Appetite, Limits, Identification and Measurement – Risk Limits.

General Insurance Companies' Key Risks

We manage our risks through risk review and selection processes, exposure limitations, exclusions, deductibles, self-insured retentions, coverage limits, attachment points, and reinsurance. This management is supported by sound underwriting practices, pricing procedures and the use of actuarial analysis to help determine overall adequacy of provisions for insurance.

For General Insurance companies, risks primarily include loss reserves, underwriting, catastrophe exposure, single risk loss exposure, and reinsurance. The potential inadequacy of the liabilities we establish for unpaid losses and loss adjustment expenses is a key risk faced by the General Insurance companies, which we manage through internal controls and oversight of the loss reserve setting process, as well as reviews by external experts. *For further information, see Critical Accounting Estimates – Loss Reserves.*

The potential inadequacy of premiums charged for future risk periods on risks underwritten in our portfolios can impact the General Insurance companies' ability to achieve an underwriting profit. We develop pricing based on our estimates of losses and expenses, but factors such as market pressures and the inherent uncertainty and complexity in estimating losses may result in premiums that are inadequate to generate underwriting profit.

Our business is exposed to various catastrophic events, including natural disasters, man-made catastrophes, or pandemic disease, in which multiple losses can occur and affect multiple lines of business in any calendar year, adversely affecting our business and operating results. Concentration of exposure in certain industries or geographies may cause us to suffer disproportionate losses.

Our business is exposed to loss events, such as fires or explosions, that have the potential to generate losses from a single insured client. The net risk to us is managed to acceptable limits established by the Chief Underwriting Officer through a combination of internal underwriting standards and external reinsurance.

Since we use reinsurance to limit our losses, we are exposed to risks associated with reinsurance including the recoverability of expected payments from reinsurers due to either an inability or unwillingness to pay, contracts that do not respond properly to the event or actual reinsurance coverage that is different than anticipated, which is monitored through our credit risk management framework.

Natural Catastrophe Risk

We manage catastrophe exposure with multiple approaches such as setting risk limits based on aggregate Probable Maximum Loss (PML) modeling, monitoring overall exposures and risk accumulations, modifying our gross underwriting standards, and purchasing catastrophe reinsurance through both the traditional reinsurance and capital markets in addition to other reinsurance protections.

We use third-party catastrophe risk models and other tools to evaluate and simulate frequency and severity of catastrophic events and associated losses to our portfolios of exposures with adjustments applied to modeled losses to account for loss adjustment expenses, model biases, data quality and non-modeled risks.

We recognize that climate change has implications for insurance industry exposure to natural catastrophe risk. With multiple levels of risk management processes in place, we actively analyze the latest climate science and policies to anticipate potential changes to our risk profile, pricing models and strategic planning and will continue to adapt to and evolve with the developing risk exposures attributed to climate change. In addition, we provide insurance products and services to help our clients be proactive against the threat of climate change.

The table below details our modeled estimates of PML, net of reinsurance, on an annual aggregate basis. The 1-in-100 and 1-in-250 PMLs are the annual aggregate probable maximum losses with probability of 1 percent and 0.4 percent in a year, respectively. Estimates as of December 31, 2023 reflect our in-force portfolio for exposures as of October 1, 2023, and all inuring reinsurance covers as of December 31, 2023, except for the catastrophe reinsurance programs, which are as of January 1, 2024 and reflected as of such date.

The following table presents an overview of annual aggregate modeled losses for world-wide all perils and exposures arising from our largest primarily modeled perils:

At December 31, 2023 (in millions)	Net of Reinsurance	Net of Reinsurance, After Tax[f]	Percent of Total Shareholders' Equity	Percent of Total Shareholders' Equity Excluding AOCI
Exposures:				
World-wide all peril (1-in-250)[a]	$ 2,804	$ 2,215	4.9 %	3.7 %
U.S. Hurricane (1-in-100)[b]	962	760	1.7	1.3
U.S. Earthquake (1-in-250)[c]	1,022	807	1.8	1.4
Japanese Typhoon (1-in-100)[d]	277	219	0.5	0.4
Japanese Earthquake (1-in-250)[e]	219	173	0.4	0.3

(a) The world-wide all peril loss estimate includes wildfire exposure.

(b) The U.S. hurricane loss estimate includes losses to Commercial and Personal Property from hurricane hazards of wind and storm surge.

(c) The U.S. earthquake loss estimates represent exposure to Commercial and Personal Property, U.S. Workers' Compensation and A&H business lines.

(d) Japan Typhoon loss estimate represents exposure to Commercial and Personal Property.

(e) Japan Earthquake loss estimate represents exposure to Commercial and Personal Property and A&H business lines.

(f) Taxed at the statutory tax rate of 21 percent for both the U.S. and Japanese modeled losses. The majority of Japan exposures are ceded to our U.S. Pool.

AIG, along with other property casualty insurance and reinsurance companies, uses industry-recognized catastrophe models and applies proprietary modeling processes and assumptions to arrive at loss estimates. The use of different methodologies and assumptions could materially change the projected losses, and our modeled losses may not be comparable to estimates made by other companies.

Also, the modeled results are based on the assumption that all reinsurers fulfill their obligations to us under the terms of the reinsurance arrangements. These estimates are inherently uncertain and may not accurately reflect our net exposure, inclusive of credit risk, to these events.

Our 2024 property catastrophe reinsurance program is a worldwide program providing both aggregate and per occurrence protection, with differing per occurrence and aggregate retentions for North America, Japan, and rest of world. In 2024, we purchased our North America property catastrophe reinsurance program with several coverage enhancements and unchanged attachment points of $500 million for the commercial portfolio and $300 million for Lexington Insurance Company and Programs business. For International, we reduced our Japan attachment point to $150 million and rest of world remained unchanged at $125 million.

We have also purchased property per risk covers that provide protection against large losses globally, which include those emanating from non-critical catastrophe events (all events except for named windstorm and earthquake) globally as well as critical catastrophe events (named windstorm and earthquake) outside North America.

Actual results in any period are likely to vary, perhaps materially, from the modeled scenarios. The occurrence of one or more severe events could have a material adverse effect on our financial condition, results of operations and liquidity.

For additional information, see also Part 1, Item 1A. Risk Factors – Reserves and Exposures.

Terrorism Risk

We actively monitor terrorism risk and manage exposures to losses from terrorist attacks. Terrorism risks are modeled using a third-party vendor model for various terrorism attack modes and scenarios. Adjustments are made to account for vendor model gaps and the nature of the General Insurance companies' exposures.

Our largest terrorism concentrations are in New York City, and estimated losses are largely driven by the Property and Workers' Compensation lines of business. Our exposure to terrorism risk in the U.S. is mitigated by the Terrorism Risk Insurance Program Reauthorization Act (TRIPRA) in addition to limited private reinsurance protections. TRIPRA covers certified terrorist attacks within the U.S. or U.S. missions and against certain U.S. carriers or vessels and excludes certain lines of business as specified by applicable law.

We offer terrorism coverage in many other countries through various insurance products and participate in country terrorism pools when applicable. International terrorism exposure is estimated using scenario-based modeling and exposure concentration is monitored routinely. Targeted reinsurance purchases are made for some lines of business to cover potential losses due to terrorist attacks. We also rely on the government-sponsored and government-arranged terrorism reinsurance programs, including pools, in force in applicable non-U.S. jurisdictions.

Life and Retirement Companies' Key Risks

For Life and Retirement companies, risks include longevity risk, morbidity risk, mortality (including pandemic) risk, and policyholder behavior risk (including full and partial surrender lapses). The emergence of significant adverse experience compared to the experience we expected and priced for could require an adjustment to benefit reserves and/or DAC, which could have a material adverse effect on our consolidated financial results of operations for a particular period.

We manage risk through product design, experience monitoring, pricing and underwriting discipline, risk limits and thresholds, reinsurance and active monitoring and management of the alignment between risk and cash flow profiles of assets and liabilities, and hedging instruments.

For additional information on the impact of actual and expected experience on DAC and benefit reserves, see Critical Accounting Estimates – Future Policy Benefits for Life and Accident and Health Insurance Contracts and Critical Accounting Estimates – Market Risk Benefits. For additional information on business risks, see Part I, Item 1A. Risk Factors – Business and Operations.

Variable Annuity, Fixed Index Annuity and Index Universal Life Risk Management and Hedging Programs

Our Individual and Group Retirement businesses offer variable and fixed index annuity products with guaranteed living benefit (GLB) riders that guarantee a certain level of lifetime benefits. Under current GAAP rules, variable and certain index annuity GLBs are accounted for as embedded derivatives measured at fair value, with changes in the fair value recorded in Other realized gains (losses). GLB features subject the Life and Retirement companies to market risk, including exposure to changes in levels of interest rates, equity prices, credit spreads and market volatility.

Risk mitigation features of our variable annuity product designs include GLB rider fees indexed to a broad equity market volatility index, required minimum allocations to fixed accounts to reduce overall equity exposure, and for some of the variable annuity products, the utilization of volatility control funds.

We utilize asset liability management and hedging programs to manage economic exposure to market risks that are not fully mitigated through product designs. Our hedging program utilizes an economic hedge target established via a stochastic projection for policyholder behavior in conjunction with market scenarios calibrated to observable equity and interest option prices, which represents our estimate of the underlying economic risks in the embedded derivatives.

In designing the hedging portfolio for our variable annuity hedging program, we make assumptions that are used in projections of future performance of the underlying mutual funds elected by the variable annuity policyholders. Basis risk exists due to the variance between funds returns projected under these assumptions and actual fund returns, which may result in variances between changes in the value of the hedging portfolio and changes in the economic value of the hedge liability target. Our hedging programs associated with index annuity and index universal life products are designed to manage market risk associated with the index crediting strategies offered on these product platforms.

To manage the capital market exposures embedded within the economic liability hedge targets, we identify and hedge market sensitivities to changes in equity markets, interest rates, volatility and for variable annuities, credit spreads. Each hedge program purchases derivative instruments or securities having sensitivities that offset corresponding sensitivities in the associated economic hedge targets, within internally defined threshold limits.

Our hedging programs utilize various derivative instruments, including but not limited to equity options, futures contracts, interest rate swaps and swaptions. In addition, within the variable annuities hedging program, we purchase certain fixed income securities classified as available for sale.

The hedging programs are monitored on a daily basis to ensure that the economic liability hedge targets and the associated derivative portfolios stay within the threshold limits, pursuant to the approved hedging strategies. In addition, monthly stress tests are performed to determine the program's effectiveness relative to the applicable limits, under an array of combined severe market stresses in equity prices, interest rates, volatility and credit spreads. Finally, hedging strategies are reviewed regularly to gauge their effectiveness in managing our market exposures in the context of our overall risk appetite.

For information on the impact on our consolidated pre-tax income from the change in fair value of the embedded derivatives and the hedging portfolio, as well as additional discussion of differences between the economic hedge target and the valuation of the embedded derivatives, see Insurance Reserves – Life and Annuity Future Policy Benefits, Policyholder Contract Deposits and Market Risk Benefits – Variable Annuity Guaranteed Benefits and Hedging Results.

Reinsurance Activities

We purchase reinsurance for our insurance and reinsurance operations. Reinsurance facilitates insurance risk management (retention, volatility, concentrations) and capital planning. We may purchase reinsurance on a pooled basis.

Reinsurance is used primarily to manage overall capital adequacy and mitigate the insurance loss (Life and Non-Life) exposure related to certain events, such as natural and man-made catastrophes, death events, or single policy level events. Our subsidiaries operate worldwide primarily by underwriting and accepting risks for their direct account on a gross basis and reinsuring a portion of the exposure on either an individual risk or an aggregate basis to the extent those risks exceed the desired retention level. In addition, as a condition of certain direct underwriting transactions, we may be required by clients, agents or regulation to cede all or a portion of risks to specified reinsurance entities, such as captives, other insurers, local reinsurers and compulsory pools.

Reinsurance contracts do not relieve our subsidiaries from their direct obligations to insureds. However, an effective reinsurance program substantially mitigates our exposure to potentially significant losses.

Reinsurance Recoverable

AIG's reinsurance recoverable assets are comprised of paid losses recoverable, ceded loss reserves, ceded reserves for unearned premiums, and Life and Annuity reinsurance recoverables (ceded policy and claim reserves and policyholder contract deposits).

At December 31, 2023, total reinsurance recoverable assets were $67.5 billion. These assets include general reinsurance paid losses recoverable of $4.6 billion, ceded loss reserves of $30.4 billion including reserves for IBNR claims, and ceded reserves for unearned premiums of $4.3 billion, as well as life reinsurance recoverable of $28.2 billion. The methods used to estimate IBNR and to establish the resulting ultimate losses involve projecting the frequency and severity of losses over multiple years. These methods are continually reviewed and updated by management. Any adjustments are reflected in income. We believe that the amount recorded for ceded loss reserves at December 31, 2023 reflects a reasonable estimate of the ultimate losses recoverable. Actual losses may, however, differ from the reserves currently ceded.

At December 31, 2023, we held $70.1 billion of collateral, in the form of funds withheld, securities in reinsurance trust accounts and/or irrevocable letters of credit, in support of reinsurance recoverable assets from unaffiliated reinsurers.

At December 31, 2023, we had no significant reinsurance recoverable due from any individual reinsurer that was financially troubled. Reduced profitability associated with lower interest rates, market volatility and catastrophe losses (including COVID-19), could potentially result in reduced capacity or rating downgrades for some reinsurers. The Reinsurance Credit Department, in conjunction with the credit executives within ERM, reviews these developments, monitors compliance with credit triggers that may require AIG's reinsurer to post collateral, and seeks to use other appropriate means to mitigate any material risks arising from these developments.

For additional information on reinsurance recoverable, see Critical Accounting Estimates – Reinsurance Assets.

Glossary

Accident year The annual calendar accounting period in which loss events occurred, regardless of when the losses are actually reported, booked or paid.

Accident year combined ratio, as adjusted (Accident year combined ratio, ex-CAT) The combined ratio excluding catastrophe losses and related reinstatement premiums, prior year development, net of premium adjustments, and the impact of reserve discounting.

Accident year loss ratio, as adjusted (Accident year loss ratio, ex-CAT) The loss ratio excluding catastrophe losses and related reinstatement premiums, prior year development, net of premium adjustments, and the impact of reserve discounting.

Acquisition ratio Acquisition costs divided by net premiums earned. Acquisition costs are those costs incurred to acquire new and renewal insurance contracts and also include the amortization of VOBA and DAC. Acquisition costs vary with sales and include, but are not limited to, commissions, premium taxes, direct marketing costs and certain costs of personnel engaged in sales support activities such as underwriting.

Adjusted revenues exclude Net realized gains (losses), income from non-operating litigation settlements (included in Other income for GAAP purposes), changes in fair value of securities used to hedge guaranteed living benefits (included in Net investment income for GAAP purposes) and income from elimination of the international reporting lag. Adjusted revenues is a GAAP measure for our segments.

Assets under administration include assets under management and Group Retirement mutual fund assets that we sell or administer.

Attritional losses are losses recorded in the current accident year, which are not catastrophe losses.

AUM *Assets under management* include assets in the general and separate accounts of our subsidiaries that support liabilities and surplus related to our life and annuity insurance products and the notional value of stable value wrap contracts.

Base yield Net investment income excluding income from alternative investments and other enhancements, as a percentage of average base invested asset portfolio, which excludes alternative investments, other bond securities and certain other investments for which the fair value option has been elected.

Book value per common share, excluding accumulated other comprehensive income (loss) (AOCI) adjusted for the cumulative unrealized gains and losses related to Fortitude Re funds withheld assets and deferred tax assets (DTA) (Adjusted book value per common share) is a non-GAAP measure and is used to show the amount of our net worth on a per-common share basis. Adjusted book value per common share is derived by dividing total AIG common shareholders' equity, excluding AOCI adjusted for the cumulative unrealized gains and losses related to Fortitude Re funds withheld assets and DTA (Adjusted common shareholders' equity), by total common shares outstanding.

Casualty insurance Insurance that is primarily associated with the losses caused by injuries to third persons, i.e., not the insured, and the legal liability imposed on the insured as a result.

Combined ratio Sum of the loss ratio and the acquisition and general operating expense ratios.

Credit Support Annex A legal document generally associated with an ISDA Master Agreement that provides for collateral postings which could vary depending on ratings and threshold levels.

Credit Valuation Adjustment (CVA)/Non-Performance Risk Adjustment (NPA) The CVA/NPA adjusts the valuation of derivatives to account for nonperformance risk of our counterparty with respect to all net derivative assets positions. The CVA/NPA also accounts for our own credit risk in the fair value measurement of all derivative net liability positions and liabilities where AIG has elected the fair value option, when appropriate.

DAC *Deferred Policy Acquisition Costs* Deferred costs that are incremental and directly related to the successful acquisition of new business or renewal of existing business.

Deferred gain on retroactive reinsurance Retroactive reinsurance is a reinsurance contract in which an assuming entity agrees to reimburse a ceding entity for liabilities incurred as a result of past insurable events. If the amount of premium paid by the ceding reinsurer is less than the related ceded loss reserves, the resulting gain is deferred and amortized over the settlement period of the reserves. Any related development on the ceded loss reserves recoverable under the contract would increase the deferred gain if unfavorable, or decrease the deferred gain if favorable.

DSI *Deferred Sales Inducements* Represents enhanced crediting rates or bonus payments to contract holders on certain annuity and investment contract products that meet the criteria to be deferred and amortized over the life of the contract.

Expense ratio Sum of acquisition expenses and general operating expenses, divided by net premiums earned.

General operating expense ratio General operating expenses divided by net premiums earned. General operating expenses are those costs that are generally attributed to the support infrastructure of the organization and include but are not limited to personnel costs, projects and bad debt expenses. General operating expenses exclude losses and loss adjustment expenses incurred, acquisition expenses, and investment expenses.

GIC/GIA *Guaranteed Investment Contract/Guaranteed Investment Agreement* A contract whereby the seller provides a guaranteed repayment of principal and a fixed or floating interest rate for a predetermined period of time.

IBNR *Incurred But Not Reported* Estimates of claims that have been incurred but not reported to us.

ISDA Master Agreement An agreement between two counterparties, which may have multiple derivative transactions with each other governed by such agreement, that generally provides for the net settlement of all or a specified group of these derivative transactions, as well as pledged collateral, through a single payment, in a single currency, in the event of a default on, or affecting any, one derivative transaction or a termination event affecting all, or a specified group of, derivative transactions.

Loan-to-value ratio Principal amount of loan amount divided by appraised value of collateral securing the loan.

Loss Adjustment Expenses The expenses directly attributed to settling and paying claims of insureds and include, but are not limited to, legal fees, adjuster's fees and the portion of general expenses allocated to claim settlement costs.

Loss ratio Losses and loss adjustment expenses incurred divided by net premiums earned.

Loss reserve development The increase or decrease in incurred losses and loss adjustment expenses related to prior years as a result of the re-estimation of loss reserves at successive valuation dates for a given group of claims.

Loss reserves Liability for unpaid losses and loss adjustment expenses. The estimated ultimate cost of settling claims relating to insured events that have occurred on or before the balance sheet date, whether or not reported to the insurer at that date.

Master netting agreement An agreement between two counterparties who have multiple derivative contracts with each other that provides for the net settlement of all contracts covered by such agreement, as well as pledged collateral, through a single payment, in a single currency, in the event of default on or upon termination of any one such contract.

MRB *Market risk benefit* is an amount that a policyholder would receive in addition to the account balance upon the occurrence of a specific event or circumstance, such as death, annuitization, or periodic withdrawal that involves protection from capital market risk.

Natural catastrophe losses are generally weather or seismic events having a net impact on AIG in excess of $10 million each and man-made catastrophe losses, such as terrorism and civil disorders that exceed the $10 million threshold.

Net premiums written represent the sales of an insurer, adjusted for reinsurance premiums assumed and ceded, during a given period. Net premiums earned are the revenue of an insurer for covering risk during a given period. Net premiums written are a measure of performance for a sales period, while net premiums earned are a measure of performance for a coverage period.

Noncontrolling interests The portion of equity ownership in a consolidated subsidiary not attributable to the controlling parent company.

Policy fees An amount added to a policy premium, or deducted from a policy cash value or contract holder account, to reflect the cost of issuing a policy, establishing the required records, sending premium notices and other related expenses.

Pool A reinsurance arrangement whereby all of the underwriting results of the pool members are combined and then shared by each member in accordance with its pool participation percentage.

Premiums and deposits – Life and Retirement includes direct and assumed amounts received and earned on traditional life insurance policies, group benefit policies and life-contingent payout annuities, as well as deposits received on universal life, investment-type annuity contracts, FHLB funding agreements and mutual funds.

Prior year development *See Loss reserve development*.

RBC *Risk-Based Capital* A formula designed to measure the adequacy of an insurer's statutory surplus compared to the risks inherent in its business.

Reinstatement premiums Premiums on an insurance policy over and above the initial premium imposed at the beginning of the policy payable to reinsurers or receivable from insurers to restore coverage limits that have been reduced or exhausted as a result of reinsured losses under certain excess of loss reinsurance contracts.

Reinsurance The practice whereby one insurer, the reinsurer, in consideration of a premium paid to that insurer, agrees to indemnify another insurer, the ceding company, for part or all of the liability of the ceding company under one or more policies or contracts of insurance which it has issued.

Reinsurance recoverables are comprised of paid losses recoverable, ceded loss reserves, ceded reserves for unearned premiums, and Life and Annuity reinsurance recoverables (ceded policy and claim reserves and policyholder contract deposits).

Retroactive reinsurance *See Deferred gain on retroactive reinsurance*.

Return on common equity – Adjusted after-tax income excluding AOCI adjusted for the cumulative unrealized gains and losses related to Fortitude Re funds withheld assets and DTA (Adjusted return on common equity) is a non-GAAP measure and is used to show the rate of return on common shareholders' equity. Adjusted return on common equity is derived by dividing actual or annualized adjusted after-tax income attributable to AIG common shareholders by average Adjusted common shareholders' equity.

Subrogation The amount of recovery for claims we have paid our policyholders, generally from a negligent third party or such party's insurer.

Surrender charge A charge levied against an investor for the early withdrawal of funds from a life insurance or annuity contract, or for the cancellation of the agreement.

Surrender rate represents annualized surrenders and withdrawals as a percentage of average reserves and Group Retirement mutual fund assets under administration.

Unearned premium reserve Liabilities established by insurers and reinsurers to reflect unearned premiums, which are usually refundable to policyholders if an insurance or reinsurance contract is canceled prior to expiration of the contract term.

VOBA *Value of Business Acquired* Present value of future pre-tax profits from in-force policies of acquired businesses discounted at yields applicable at the time of purchase. VOBA is reported in DAC in the Consolidated Balance Sheets.

Acronyms

A&H	Accident and Health Insurance	**GMWB**	Guaranteed Minimum Withdrawal Benefits
ABS	Asset-Backed Securities	**ISDA**	International Swaps and Derivatives Association, Inc.
APTI	Adjusted pre-tax income	**Moody's**	Moody's Investors' Service Inc.
AUM	Assets Under Management	**MRBs**	Market Risk Benefits
CDS	Credit Default Swap	**NAIC**	National Association of Insurance Commissioners
CLO	Collateralized Loan Obligations	**NM**	Not Meaningful
CMBS	Commercial Mortgage-Backed Securities	**ORR**	Obligor Risk Ratings
ERM	Enterprise Risk Management	**RMBS**	Residential Mortgage-Backed Securities
FASB	Financial Accounting Standards Board	**S&P**	Standard & Poor's Financial Services LLC
GAAP	Accounting Principles Generally Accepted in the United States of America	**SEC**	Securities and Exchange Commission
GIA	Guaranteed Investment Agreements	**URR**	Unearned Revenue Reserve
GIC	Guaranteed Investment Contracts	**VIE**	Variable Interest Entity
GMDB	Guaranteed Minimum Death Benefits		

ITEM 7A | Quantitative and Qualitative Disclosures About Market Risk

The information required by this item is set forth in the Enterprise Risk Management section of Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and is incorporated herein by reference.

Part II

ITEM 8 | Financial Statements and Supplementary Data

AMERICAN INTERNATIONAL GROUP, INC.
REFERENCE TO FINANCIAL STATEMENTS AND SCHEDULES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of American International Group, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of American International Group, Inc. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of income (loss), of comprehensive income (loss), of equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes and financial statement schedules listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).*

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework (2013) issued by the COSO.*

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for long-duration insurance contracts in 2023.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Certain Level 3 Fixed Maturity Securities

As described in Note 5 to the consolidated financial statements, as of December 31, 2023, the total fair value of the Company's level 3 fixed maturity securities, including bonds available for sale and other bond securities, was $28.4 billion, comprised of residential mortgage backed securities, commercial mortgage backed securities, collateralized loan obligations, other asset-backed securities, and fixed maturity securities issued by corporations (including private placements), states, municipalities, and other governmental agencies. As the volume or level of market activity for these securities is limited, management determines fair value either by requesting brokers who are knowledgeable about the particular security to provide a price quote, which according to management is generally non-binding, or by employing market accepted valuation models. In both cases, certain inputs used by management to determine fair value may not be observable in the market. For certain private placement securities, fair value is determined by management based on discounted cash flow models using discount rates based on credit spreads, yields or price levels of comparable securities, adjusted for illiquidity and structure. For other level 3 fixed maturity securities, such assumptions may include loan delinquencies and defaults, loss severity, and prepayments. As disclosed by management, fair value estimates are subject to management review to ensure valuation models and related inputs are reasonable.

The principal considerations for our determination that performing procedures relating to the valuation of certain level 3 fixed maturity securities is a critical audit matter are (i) the significant judgment by management to determine the fair value of these securities, which in turn led to a high degree of auditor subjectivity and judgment in performing the audit procedures relating to the aforementioned assumptions that are used to determine the fair value, (ii) the significant audit effort and judgment in evaluating the audit evidence related to the valuation, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of level 3 fixed maturity securities, including controls related to (i) management's review over the pricing function and (ii) identifying and resolving pricing exceptions. These procedures also included, among others, obtaining independent third-party vendor pricing, where available, and the involvement of professionals with specialized skill and knowledge to assist in developing an independent range of prices for a sample of securities. Developing the independent range of prices involved testing the completeness and accuracy of data provided by management on a sample basis and evaluating the reasonableness of management's assumptions noted above. The independent third-party vendor pricing and the independently developed ranges were compared to management's recorded fair value estimates.

Valuation of Insurance Liabilities - Unpaid Losses and Loss Adjustment Expenses (Loss Reserves), Net of Reinsurance

As described in Note 13 to the consolidated financial statements, loss reserves represent the accumulation of estimates of unpaid claims, including estimates for claims incurred but not reported and loss adjustment expenses, less applicable discount. As of December 31, 2023, the Company's net liability for unpaid losses and loss adjustment expenses was $40.1 billion. As disclosed by management, the estimate of the loss reserves relies on several key judgments, including (i) actuarial methods, (ii) relative weights given to these methods by product line, (iii) underlying actuarial assumptions, and (iv) groupings of similar product lines. Actuarial assumptions include (i) expected loss ratios and (ii) loss development factors. During management's actuarial reviews, various factors are considered, including economic conditions; the legal, regulatory, judicial and social environment; medical cost trends; policy pricing, terms and conditions; changes in the claims handling process; and the impact of reinsurance. As described in Note 13 to the consolidated financial statements, management uses a combination of actuarial methods to project ultimate losses for both long-tail and short-tail exposures.

The principal considerations for our determination that performing procedures relating to the valuation of insurance liabilities - loss reserves, net of reinsurance is a critical audit matter are (i) the significant judgment by management when developing their estimate, which in turn led to a high degree of auditor subjectivity and judgment in performing the audit procedures related to the estimate, (ii) the significant audit effort and judgment in evaluating the audit evidence related to the actuarial methods, weights given to these methods by product line, groupings of similar product lines, and the aforementioned actuarial assumptions, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the net liability for unpaid losses and loss adjustment expense, including controls over the selection of actuarial methods and development of significant assumptions, as well as controls designed to identify and address management bias and contrary evidence. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in performing one or a combination of procedures for a sample of product lines, including (i) independently estimating reserves using actual historical data and loss development patterns, as well as industry data and other benchmarks, and comparing management's actuarially determined reserves to these independent estimates and (ii) evaluating management's actuarial reserving methods and aforementioned factors, including actuarial assumptions and judgments impacting loss reserves and the consistency of management's approach period-over-period. Performing these procedures involved testing the completeness and accuracy of data used by management on a sample basis.

Valuation of Market Risk Benefits (MRBs) on Individual Retirement Variable and Fixed Index Annuity contracts and the valuation of Embedded Derivatives (EDs) for certain Guaranteed Benefit Features on Fixed Index Annuity contracts

As described in Notes 5, 13, and 14 to the consolidated financial statements, the total fair value of the Individual Retirement MRB assets and liabilities were $740 million and $5,225 million, respectively, and the fair value of the EDs for certain guaranteed features on fixed index annuity contracts was $1.5 billion on December 31, 2023. Certain variable annuity and fixed index annuity contracts contain MRBs related to guaranteed benefit features that management separates from the host contracts and accounts for at fair value. As disclosed by management, the fair value of MRBs contained in certain variable and fixed index annuity contracts and the associated EDs for certain guaranteed features on fixed index annuities is measured based on policyholder behavior and capital market assumptions related to projected cash flows over the expected lives of the contracts. The projected cash flows incorporate best estimate assumptions for policyholder behavior (including lapses, withdrawals and benefit utilization), along with an explicit risk margin to reflect a market participant's estimates of the fair value of projected cash flows and policyholder behavior. Estimating the underlying cash flows for these features also involves judgments regarding the capital market assumptions, including expected market rates of return, market volatility, credit spreads, correlations of certain market variables, fund performance and discount rates. The guaranteed product features in the fixed index annuity contracts that are not MRBs and are accounted for as EDs utilize option pricing models to estimate fair value, taking into account the capital market assumptions for future index growth rates, volatility of the index, future interest rates, and the Company's ability to adjust the participation rate and the cap on fixed index credited rates in light of market conditions and policyholder behavior assumptions.

The principal considerations for our determination that performing procedures relating to the valuation of MRBs on Individual Retirement variable and fixed index annuity contracts and EDs for certain guaranteed benefit features on fixed index contracts is a critical audit matter are (i) the significant judgment by management in developing policyholder behavior assumptions relating to the individual retirement variable and fixed index annuity lapses, withdrawals and benefit utilization, along with an explicit risk margin, as well as capital market assumptions related to market volatility, used in the valuation of the MRBs and EDs for certain guaranteed benefit features on fixed index contracts (collectively the "significant assumptions"), (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's significant assumptions, and (iii) the audit effort involved in the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the development of assumptions used in the valuation of MRBs on Individual Retirement variable and fixed index annuity contracts and the EDs for certain guaranteed benefit features on fixed index contracts. These procedures also included, among others, (i) testing management's process for developing the valuation of the MRBs and EDs for certain guaranteed benefit features on fixed index contracts, (ii) testing, on a sample basis, the completeness and accuracy of data used by management to develop the significant assumptions, (iii) testing that the significant assumptions are accurately reflected in the models, and (iv) the involvement of professionals with specialized skill and knowledge to assist in evaluating the reasonableness of management's judgments used in developing the significant assumptions based on industry knowledge and data.

Adoption of the New Accounting Standard for Long-Duration Contracts

As described above and in Notes 2, 5, 13, and 14 to the consolidated financial statements, the Company has adopted the new accounting standard relating to targeted improvements to the accounting for long-duration contracts (the "LDTI standard"). The Company adopted the LDTI standard on January 1, 2023 with a transition date of January 1, 2021, using the modified retrospective basis, except for market risk benefits (MRBs) which used a full retrospective basis. The impact of the adoption of the LDTI standard resulted in a net decrease to beginning total equity of $1,264 million as of January 1, 2021. The impact of adopting the LDTI standard also resulted in adjustments to the Company's previously reported consolidated financial statements as of December 31, 2022 and for each of the two years in the period ended December 31, 2022. These adjustments include a $2 million decrease and $983 million increase to net income for the years ended December 31, 2022 and 2021, respectively, and a $1,219 million increase to total equity as of December 31, 2022. The adoption adjustments include changes related to MRBs and changes to the discount rate used to measure the liability for future policy benefits. The method for constructing and applying the locked-in discount rate assumptions on newly issued business is determined based on factors such as product characteristics and the expected timing of cash flows. Management employs conversion and interpolation methodologies when necessary. The current discount rate assumption for the liability for future policy benefits, which is derived from market observable yields on upper medium-grade fixed income instruments, is updated quarterly. The fair value of MRBs incorporate best estimate assumptions for policyholder behavior (including lapses, withdrawals and benefit utilization), along with an explicit risk margin to reflect a market participant's estimates of the fair value of projected cash flows and policyholder behavior. Estimating the underlying cash flows involves judgments regarding capital market assumptions related to expected market rates of return, market volatility, credit spreads, correlations of certain market variables, fund performance and discount rates. The portion of fees attributable to the fair value of expected benefit payments is included within the fair value measurement of these MRBs. The guaranteed product features in the fixed index annuity contracts that are not MRBs and are accounted for as EDs utilize option pricing models to estimate fair value, taking into account the capital market assumptions for future index growth rates, volatility of the index, future interest rates, and the Company's ability to adjust the participation rate and the cap on fixed index credited rates in light of market conditions and policyholder behavior assumptions. In connection with the adoption of the LDTI standard, as of December 31, 2022, the Company recorded the fair value of market risk benefit assets and market risk benefit liabilities of $661 million and $4,305 million, respectively, which includes MRBs related to individual retirement variable and fixed index annuities, and the fair value of EDs related to the fixed index annuity contracts with guaranteed product features included in policyholder contract deposits of $1.1 billion.

The principal considerations for our determination that performing procedures relating to the adoption of the LDTI standard is a critical audit matter are (i) the significant judgment by management when adopting the LDTI standard and determining the adoption adjustments, (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's assumptions related to (a) the discount rate assumption for the liability for future policy benefits, (b) the individual retirement variable annuity policyholder behavior assumptions related to lapses, withdrawals, benefit utilization, an explicit risk margin, and capital market assumptions related to long-term equity volatilities used in determining the attributed fee at policy inception date in the valuation of MRBs, (c) the individual retirement variable annuity and fixed index annuity policyholder behavior assumptions related to lapses, withdrawals, benefit utilization, along with an explicit risk margin, as well as capital market assumptions related to long-term equity volatilities and individual retirement fixed index annuity option budget assumptions used in the valuation of MRBs, and (d) the individual retirement fixed index annuity policyholder behavior assumptions related to lapses, withdrawals, benefit utilization, along with an explicit risk margin, as well as capital market assumptions related to the option budget assumptions used in the valuation of the EDs for certain guaranteed benefit features on fixed index contracts, and (iii) the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls related to management's adoption of the LDTI standard, including controls over determining the adoption adjustments. These procedures also included, among others, (i) evaluating management's process for adopting the LDTI standard and for determining the adoption adjustments, (ii) testing the relevance and reliability of the external data used by management to develop the discount rate assumption for the liability for future policy benefit, (iii) testing, on a sample basis, the completeness and accuracy of the data used by management to develop and update the aforementioned policyholder behavior and capital market assumptions, and (iv) the use of professionals with specialized skill and knowledge to assist in (a) evaluating the reasonableness of the current discount rate assumption based on the consideration of the Company's experience, industry trends, and market conditions, as applicable, and (b) evaluating the reasonableness of the aforementioned policyholder behavior and capital market assumptions used to determine the attributed fee at policy inception, the fair value of MRBs and EDs for certain guaranteed benefit features on fixed index contracts based on the consideration of the Company's historical and actual experience, industry trends, and market conditions, as applicable, in connection with adopting the LDTI standard.

Recoverability of U.S. Federal Deferred Tax Asset

As described in Note 23 to the consolidated financial statements, as of December 31, 2023, the Company had a net U.S. federal deferred tax asset of $13.6 billion, $4.6 billion of which related to U.S. tax attributes of AIG's consolidated federal income tax group with a limited carryforward period. Management evaluates the recoverability of the deferred tax asset and the need for a valuation allowance based on the weight of all positive and negative evidence to reach a conclusion of whether it is more likely than not that all or some portion of the deferred tax asset will not be realized. As disclosed by management, in assessing the recoverability of the deferred tax asset, management considers a number of factors, which include forecasts of future income for each of the businesses and actual and planned business and operational changes, using assumptions about future macroeconomic and company specific conditions and events. Management subjects the forecasts to changes in key assumptions and evaluates the effect on tax attribute utilization, including tax attribute carryforward periods. Management also applies changes to assumptions about the effectiveness of relevant prudent and feasible tax planning strategies. As of December 31, 2023, management determined that it is no longer more-likely-than-not that $300 million of the Company's deferred tax assets related to tax attribute carryforwards of AIG's consolidated federal income tax group will be utilized prior to expiration and reduced their beginning of the year valuation allowance by $405 million.

The principal considerations for our determination that performing procedures relating to the recoverability of the U.S. federal deferred tax asset is a critical audit matter are (i) the significant judgment by management when developing their estimate of the recoverability, which in turn led to a high degree of auditor subjectivity and judgment in performing the audit procedures relating to the forecasts of future income for the non-life business, assumptions about future macroeconomic and company specific conditions and events, tax attribute carryforward periods, and tax planning strategies, (ii) the significant audit effort and judgment in evaluating the audit evidence related to the recoverability of the U.S. federal deferred tax asset, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the recoverability of the U.S. federal deferred tax asset, including controls over the accuracy of input data relevant to the analysis, such as cumulative income/loss measurement, reversal of temporary differences, adjustments to forecasted pre-tax income to calculate future taxable income, impacts of tax audits, and enacted and effective tax law considerations. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in (i) evaluating management's assessment of the recoverability of the U.S. federal deferred tax asset and the need for a valuation allowance, including the reasonableness of the application of tax law, (ii) testing management's process for forecasting future income for each of the businesses, which included evaluating the impact of actual and planned business and operational changes, the reasonableness of assumptions about future macroeconomic and company specific conditions and events, impacts of tax audits, as well as considering whether management demonstrated their ability and intent in executing planned strategies, (iii) testing the tax attribute carryforward periods, and (iv) evaluating the prudence and feasibility of the implementation of available tax planning strategies that impact the recoverability of the U.S. federal deferred tax asset.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 14, 2024

We have served as the Company's auditor since 1980.

American International Group, Inc.
Consolidated Balance Sheets

(in millions, except for share data)		December 31, 2023		December 31, 2022
Assets:				
Investments:				
Fixed maturity securities:				
Bonds available for sale, at fair value, net of allowance for credit losses of $162 in 2023 and $186 in 2022 (amortized cost: 2023 - $253,035; 2022 - $255,993)*	$	231,733	$	226,156
Other bond securities, at fair value (See Note 6)*		5,241		4,485
Equity securities, at fair value (See Note 6)*		728		575
Mortgage and other loans receivable, net of allowance for credit losses of $38,473 in 2023 and $38,351 in 2022*		51,553		49,605
Other invested assets (portion measured at fair value: 2023 - $11,733; 2022 - $12,042)*		16,217		15,953
Short-term investments, including restricted cash of $4 in 2023 and $140 in 2022 (portion measured at fair value: 2023 - $10,772; 2022 - $5,708)*		17,200		12,376
Total investments		322,672		309,150
Cash*		2,155		2,043
Accrued investment income*		2,588		2,376
Premiums and other receivables, net of allowance for credit losses and disputes of $139 in 2023 and $169 in 2022		10,561		13,243
Reinsurance assets - Fortitude Re, net of allowance for credit losses and disputes of $0 in 2023 and $0 in 2022		30,612		30,751
Reinsurance assets - other, net of allowance for credit losses and disputes of $236 in 2023 and $295 in 2022		36,914		38,971
Deferred income taxes		14,445		14,804
Deferred policy acquisition costs		12,085		12,857
Market risk benefit assets, at fair value		912		796
Other assets, net of allowance for credit losses of $49 in 2023 and $49 in 2022, including restricted cash of $45 in 2023 and $33 in 2022 (portion measured at fair value: 2023 - $754; 2022 - $621)*		13,089		12,384
Separate account assets, at fair value		91,005		84,853
Assets held for sale		2,268		—
Total assets	$	539,306	$	522,228
Liabilities:				
Liability for unpaid losses and loss adjustment expenses, including allowance for credit losses of $14 in 2023 and $14 in 2022	$	70,393	$	75,167
Unearned premiums		17,387		18,338
Future policy benefits for life and accident and health insurance contracts		58,576		51,914
Policyholder contract deposits (portion measured at fair value: 2023 - $7,997; 2022 - $5,408)		161,979		155,984
Market risk benefit liabilities, at fair value		5,705		4,736
Other policyholder funds		3,356		3,463
Fortitude Re funds withheld payable (portion measured at fair value: 2023 - $(1,226); 2022 - $(2,235))		29,484		30,383
Other liabilities (portion measured at fair value: 2023 - $624; 2022 - $343)*		25,958		26,757
Short-term and long-term debt, of which $250 and $1,500 is short-term debt in 2023 and 2022 (portion measured at fair value: 2023 - $53; 2022 - $56)		19,796		21,299
Debt of consolidated investment entities*		2,591		5,880
Separate account liabilities		91,005		84,853
Liabilities held for sale		1,775		—
Total liabilities		488,005		478,774
Contingencies, commitments and guarantees (See Note 17)				
AIG shareholders' equity:				
Series A non-cumulative preferred stock and additional paid in capital, $5.00 par value; 100,000,000 shares authorized; shares issued: 2023 - 20,000 and 2022 - 20,000; liquidation preference $500		485		485
Common stock, $2.50 par value; 5,000,000,000 shares authorized; shares issued: 2023 - 1,906,671,492 and 2022 - 1,906,671,492		4,766		4,766
Treasury stock, at cost; 2023 - 1,217,831,721 shares; 2022 - 1,172,543,436 shares of common stock		(59,189)		(56,473)
Additional paid-in capital		75,810		79,915
Retained earnings		37,516		34,893
Accumulated other comprehensive loss		(14,037)		(22,616)
Total AIG shareholders' equity		45,351		40,970
Non-redeemable noncontrolling interests		5,950		2,484
Total equity		51,301		43,454
Total liabilities and equity	$	539,306	$	522,228

* See Note 10 for details of balances associated with variable interest entities.

See accompanying Notes to Consolidated Financial Statements.

American International Group, Inc.
Consolidated Statements of Income (Loss)

(dollars in millions, except per common share data)		Years Ended December 31,		
		2023	2022	2021
Revenues:				
Premiums	$	**33,254** $	31,856 $	31,285
Policy fees		**2,797**	2,913	3,005
Net investment income:				
Net investment income - excluding Fortitude Re funds withheld assets		**13,048**	10,824	12,641
Net investment income - Fortitude Re funds withheld assets		**1,544**	943	1,971
Total net investment income		**14,592**	11,767	14,612
Net realized gains (losses):				
Net realized gains (losses) - excluding Fortitude Re funds withheld assets and embedded derivative		**(2,306)**	69	1,871
Net realized gains (losses) on Fortitude Re funds withheld assets		**(295)**	(486)	1,003
Net realized gains (losses) on Fortitude Re funds withheld embedded derivative		**(2,007)**	7,481	(603)
Total net realized gains (losses)		**(4,608)**	7,064	2,271
Other income		**767**	850	984
Total revenues		**46,802**	54,450	52,157
Benefits, losses and expenses:				
Policyholder benefits and losses incurred (including remeasurement losses of $342, $304 and $247 for the years ended December 31, 2023, 2022 and 2021, respectively)		**24,755**	22,176	23,785
Change in the fair value of market risk benefits, net		**2**	(958)	(447)
Interest credited to policyholder account balances		**4,424**	3,744	3,570
Amortization of deferred policy acquisition costs		**4,808**	4,557	4,524
General operating and other expenses		**8,499**	9,122	8,728
Interest expense		**1,136**	1,125	1,305
(Gain) loss on extinguishment of debt		**(37)**	303	389
Net (gain) loss on divestitures and other		**(643)**	82	(3,044)
Total benefits, losses and expenses		**42,944**	40,151	38,810
Income from continuing operations before income tax expense (benefit)		**3,858**	14,299	13,347
Income tax expense (benefit):				
Current		**491**	517	(45)
Deferred		**(511)**	2,508	2,486
Income tax expense (benefit)		**(20)**	3,025	2,441
Income from continuing operations		**3,878**	11,274	10,906
Loss from discontinued operations, net of income taxes		**—**	(1)	—
Net income		**3,878**	11,273	10,906
Less:				
Net income from continuing operations attributable to noncontrolling interests		**235**	1,046	539
Net income attributable to AIG		**3,643**	10,227	10,367
Less: Dividends on preferred stock		**29**	29	29
Net income attributable to AIG common shareholders	$	**3,614** $	10,198 $	10,338
Income per common share attributable to AIG common shareholders:				
Basic:				
Income (loss) from continuing operations	$	**5.02** $	13.10 $	12.10
Income from discontinued operations	$	**—** $	— $	—
Net income (loss) attributable to AIG common shareholders	$	**5.02** $	13.10 $	12.10
Diluted:				
Income (loss) from continuing operations	$	**4.98** $	12.94 $	11.95
Income from discontinued operations	$	**—** $	— $	—
Net income (loss) attributable to AIG common shareholders	$	**4.98** $	12.94 $	11.95
Weighted average shares outstanding:				
Basic		**719,506,291**	778,621,118	854,320,449
Diluted		**725,233,068**	787,941,750	864,884,879

See accompanying Notes to Consolidated Financial Statements.

American International Group, Inc.
Consolidated Statements of Comprehensive Income (Loss)

(in millions)		Years Ended December 31,	
	2023	2022	2021
Net income	$ **3,878**	$ 11,273	$ 10,906
Other comprehensive income (loss), net of tax			
Change in unrealized appreciation (depreciation) of fixed maturity securities on which allowance for credit losses was taken	**14**	(94)	44
Change in unrealized appreciation (depreciation) of all other investments	**7,134**	(38,408)	(7,151)
Change in fair value of market risk benefits attributable to changes in our own credit risk	**(544)**	1,294	179
Change in the discount rates used to measure traditional and limited payment long-duration insurance contracts	**(871)**	5,544	1,361
Change in foreign currency translation adjustments	**102**	(613)	(180)
Change in retirement plan liabilities adjustment	**105**	(20)	325
Change in fair value of liabilities under fair value option attributable to changes in our own credit risk	**—**	(6)	(2)
Other comprehensive income (loss)	**5,940**	(32,303)	(5,424)
Comprehensive income (loss)	**9,818**	(21,030)	5,482
Comprehensive income (loss) attributable to noncontrolling interests	**1,534**	(1,454)	440
Comprehensive income (loss) attributable to AIG	$ **8,284**	$ (19,576)	$ 5,042

See accompanying Notes to Consolidated Financial Statements.

American International Group, Inc.
Consolidated Statements of Equity

(in millions, except per share data)	Preferred Stock and Additional Paid-in Capital	Common Stock	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total AIG Shareholders' Equity	Non-redeemable Non-controlling Interests	Total Equity
Balance, January 1, 2021	$ 485	$ 4,766	$ (49,322)	$ 81,418	$ 15,504	$ 13,511	$ 66,362	$ 837	$ 67,199
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	933	(2,197)	(1,264)	—	(1,264)
Common stock issued under stock plans	—	—	217	(281)	—	—	(64)	—	(64)
Purchase of common stock	—	—	(2,614)	(29)	—	—	(2,643)	—	(2,643)
Net income attributable to AIG or noncontrolling interests	—	—	—	—	10,367	—	10,367	539	10,906
Dividends on preferred stock ($1,462.50 per share)	—	—	—	—	(29)	—	(29)	—	(29)
Dividends on common stock ($1.28 per share)	—	—	—	—	(1,083)	—	(1,083)	—	(1,083)
Other comprehensive loss	—	—	—	—	—	(5,325)	(5,325)	(99)	(5,424)
Net increase (decrease) due to divestitures and acquisitions	—	—	—	288	—	(918)	(630)	2,342	1,712
Contributions from noncontrolling interests	—	—	—	—	—	—	—	22	22
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(682)	(682)
Other	—	—	101	273	3	—	377	7	384
Balance, December 31, 2021	$ 485	$ 4,766	$ (51,618)	$ 81,669	$ 25,695	$ 5,071	$ 66,068	$ 2,966	$ 69,034
Common stock issued under stock plans	—	—	294	(368)	—	—	(74)	—	(74)
Purchase of common stock	—	—	(5,149)	—	—	—	(5,149)	—	(5,149)
Net income attributable to AIG or noncontrolling interests	—	—	—	—	10,227	—	10,227	1,046	11,273
Dividends on preferred stock ($1,462.50 per share)	—	—	—	—	(29)	—	(29)	—	(29)
Dividends on common stock ($1.28 per share)	—	—	—	—	(982)	—	(982)	—	(982)
Other comprehensive loss	—	—	—	—	—	(29,803)	(29,803)	(2,500)	(32,303)
Net increase (decrease) due to divestitures and acquisitions	—	—	—	(1,619)	—	2,116	497	1,117	1,614
Contributions from noncontrolling interests	—	—	—	—	—	—	—	133	133
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(284)	(284)
Other	—	—	—	233	(18)	—	215	6	221
Balance, December 31, 2022	$ 485	$ 4,766	$ (56,473)	$ 79,915	$ 34,893	$ (22,616)	$ 40,970	$ 2,484	$ 43,454
Common stock issued under stock plans	—	—	298	(423)	—	—	(125)	—	(125)
Purchase of common stock	—	—	(3,014)	—	—	—	(3,014)	—	(3,014)
Net income attributable to AIG or noncontrolling interests	—	—	—	—	3,643	—	3,643	235	3,878
Dividends on preferred stock ($1,462.50 per share)	—	—	—	—	(29)	—	(29)	—	(29)
Dividends on common stock ($1.40 per share)	—	—	—	—	(997)	—	(997)	—	(997)
Other comprehensive income	—	—	—	—	—	4,641	4,641	1,299	5,940
Net increase (decrease) due to divestitures and acquisitions	—	—	—	(3,793)	—	3,938	145	2,524	2,669
Contributions from noncontrolling interests	—	—	—	—	—	—	—	49	49
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(710)	(710)
Other	—	—	—	111	6	—	117	69	186
Balance, December 31, 2023	$ 485	$ 4,766	$ (59,189)	$ 75,810	$ 37,516	$ (14,037)	$ 45,351	$ 5,950	$ 51,301

See accompanying Notes to Consolidated Financial Statements.

American International Group, Inc.
Consolidated Statements of Cash Flows

		Years Ended December 31,	
(in millions)	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 3,878	$ 11,273	$ 10,906
Loss from discontinued operations	—	1	—
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Noncash revenues, expenses, gains and losses included in income (loss):			
Net (gains) losses on sales of securities available for sale and other assets	970	959	(2,099)
Net (gain) loss on divestitures and other	(643)	82	(3,044)
(Gain) loss on extinguishment of debt	(37)	303	389
Unrealized (gains) losses in earnings - net	1,674	1,094	(873)
Change in the fair value of market risk benefits in earnings, net	(348)	(1,481)	(1,427)
Equity in (income) loss from equity method investments, net of dividends or distributions	(7)	(164)	3
Depreciation and other amortization	4,214	4,409	4,542
Impairments of assets	90	26	46
Changes in operating assets and liabilities:			
Insurance reserves	1,593	(3,837)	4,472
Premiums and other receivables and payables - net	391	(10,222)	(724)
Reinsurance assets, net	472	3,978	(1,044)
Capitalization of deferred policy acquisition costs	(5,419)	(4,722)	(4,969)
Current and deferred income taxes - net	(1,003)	2,279	1,579
Other, net	418	156	(1,534)
Total adjustments	2,365	(7,140)	(4,683)
Net cash provided by operating activities	6,243	4,134	6,223
Cash flows from investing activities:			
Proceeds from (payments for)			
Sales or distributions of:			
Available for sale securities	22,933	21,660	26,098
Other securities	1,347	3,060	975
Other invested assets	2,328	2,891	6,258
Divestitures, net	3,315	—	4,683
Maturities of fixed maturity securities available for sale	17,957	18,485	34,765
Principal payments received on and sales of mortgage and other loans receivable	7,429	9,435	8,267
Purchases of:			
Available for sale securities	(40,466)	(38,885)	(74,204)
Other securities	(1,581)	(3,714)	(2,034)
Other invested assets	(2,189)	(2,346)	(3,168)
Mortgage and other loans receivable	(10,137)	(14,364)	(9,013)
Net change in short-term investments	(6,637)	595	5,088
Other, net	(1,320)	(443)	(995)
Net cash used in investing activities	(7,021)	(3,626)	(3,280)
Cash flows from financing activities:			
Proceeds from (payments for)			
Policyholder contract deposits	33,015	26,582	25,480
Policyholder contract withdrawals	(27,957)	(20,722)	(22,481)
Issuance of long-term debt	1,982	7,477	107
Issuance of debt of consolidated investment entities	225	933	4,338
Repayments of long-term debt	(2,304)	(9,455)	(4,147)
Repayments of debt of consolidated investment entities	(606)	(1,251)	(4,494)
Repayments of delayed draw term loan agreement	(1,250)	—	—
Borrowings under delayed draw term loan agreement	—	1,500	—
Purchase of common stock	(2,961)	(5,200)	(2,592)
Dividends paid on preferred stock	(29)	(29)	(29)
Dividends paid on common stock	(997)	(982)	(1,083)
Other, net	1,664	545	1,222
Net cash provided by (used in) financing activities	782	(602)	(3,679)
Effect of exchange rate changes on cash and restricted cash	(13)	(117)	(67)
Net decrease in cash and restricted cash	(9)	(211)	(803)
Cash and restricted cash at beginning of year	2,216	2,427	3,230
Cash and restricted cash of held for sale assets	(3)	—	—
Cash and restricted cash at end of year	$ 2,204	$ 2,216	$ 2,427

American International Group, Inc.
Consolidated Statements of Cash Flows (continued)

Supplementary Disclosure of Consolidated Cash Flow Information

		Years Ended December 31,				
(in millions)		**2023**		2022		2021
Cash	$	**2,155**	$	2,043	$	2,198
Restricted cash included in Short-term investments*		**4**		140		197
Restricted cash included in Other assets*		**45**		33		32
Total cash and restricted cash shown in the Consolidated Statements of Cash Flows	$	**2,204**	$	2,216	$	2,427
Cash paid during the period for:						
Interest	$	**1,059**	$	1,127	$	1,348
Taxes	$	**984**	$	746	$	862
Non-cash investing activities:						
Fixed maturity securities available for sale received in connection with pension risk transfer transactions	$	**4,317**	$	1,121	$	2,284
Fixed maturity securities and other invested assets received in connection with reinsurance transactions	$	**110**	$	110	$	161
Fixed maturity securities and other invested assets transferred in connection with reinsurance transactions	$	**(838)**	$	(224)	$	(837)
Non-cash consideration received from sale of Validus Re	$	**290**	$	—	$	—
Non-cash financing activities:						
Interest credited to policyholder contract deposits included in financing activities	$	**4,501**	$	3,676	$	3,642
Fee income debited to policyholder contract deposits included in financing activities	$	**(2,122)**	$	(1,694)	$	(1,690)

* Includes funds held for tax sharing payments to AIG Parent, security deposits, and replacement reserve deposits related to real estate.

See accompanying Notes to Consolidated Financial Statements.

1. Basis of Presentation

American International Group, Inc. (AIG) is a leading global insurance organization. AIG provides insurance solutions that help businesses and individuals in approximately 190 countries and jurisdictions protect their assets and manage risks through AIG operations and network partners. Unless the context indicates otherwise, the terms "AIG," "we," "us," "our" or "the Company" mean American International Group, Inc. and its consolidated subsidiaries, and the term "AIG Parent" means American International Group, Inc. and not any of its consolidated subsidiaries.

The consolidated financial statements include the accounts of AIG Parent, our controlled subsidiaries (generally through a greater than 50 percent ownership of voting rights and voting interests), and variable interest entities (VIEs) of which we are the primary beneficiary. Equity investments in entities that we do not consolidate, including corporate entities in which we have significant influence and partnership and partnership-like entities in which we have more than minor influence over the operating and financial policies, are accounted for under the equity method unless we have elected the fair value option.

Prior to the fourth quarter ending December 31, 2022, certain of our foreign property and casualty subsidiaries reported on the basis of a fiscal year ending November 30. The effect on our consolidated financial condition and results of operations of all material events occurring at these subsidiaries from November 30 through December 31 of the periods previously presented in these Consolidated Financial Statements was considered for adjustment and/or disclosure.

Effective with the fourth quarter of the year ended December 31, 2022, the foreign property and casualty subsidiaries now report on a calendar year ending December 31. The elimination of a one-month reporting lag of a subsidiary is considered a change in accounting principle. We believe this change in accounting principle is preferable given that it aligns the reporting dates with other consolidated entities, which allows for a timelier and more consistent basis of reporting within our Consolidated Financial Statements. A change in accounting principle requires retrospective application. However, we determined that the effect of not retroactively applying this change was not material to our Consolidated Financial Statements for the current and prior periods. Therefore, we reported the cumulative effect of the change in accounting principle within the Consolidated Statements of Income (Loss) for the year ended December 31, 2022 and did not retrospectively apply the effects of this change to prior periods. The adoption impact was an increase to net income of $100 million for the year ended December 31, 2022.

We adopted the Financial Accounting Standards Board's (FASB) targeted improvements to the accounting for long-duration contracts (the standard or LDTI) on January 1, 2023 with a transition date of January 1, 2021 (Transition Date). In accordance with the transition guidance in the standard, we updated our prior period Consolidated Financial Statements presented herein to reflect LDTI. *For additional detail, see Note 2.*

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). All material intercompany accounts and transactions have been eliminated.

SALES/DISPOSALS OF ASSETS AND BUSINESSES

AIG Life Limited

On September 25, 2023, Corebridge Financial, Inc. (Corebridge) announced that it entered into a definitive agreement to sell AIG Life Limited (AIG Life) to Aviva plc for £460 million in cash, subject to certain adjustments. The sale of AIG Life is expected to close in the first half of 2024, subject to regulatory approvals and other customary closing conditions. *For further details on this transaction, see Note 4.*

Laya Healthcare Limited

On October 31, 2023, Corebridge completed the sale of Laya Healthcare Limited (Laya) to AXA and received gross proceeds of €691 million ($731 million), resulting in a pre-tax gain of $652 million.

Validus Re

On November 1, 2023, AIG completed the sale of Validus Reinsurance, Ltd. (Validus Re), including AlphaCat Managers Ltd. and the Talbot Treaty reinsurance business, to RenaissanceRe Holdings Ltd. (RenaissanceRe) and received cash proceeds of $2.7 billion from RenaissanceRe and 1.3 million shares of RenaissanceRe common stock valued at $290 million as of the closing date, resulting in a pre-tax loss of $78 million. The results of Validus Re are reported in General Insurance.

Additionally, AIG agreed to retain 95 percent of the difference between (i) the reserves with respect to the business as of the closing date of the sale for losses occurring prior to the closing date and (ii) the associated reserve development following the closing date with respect to such losses. Any reserve development will be settled annually, commencing with the calendar year ending

December 31, 2024. This arrangement stays in effect until the parties determine to terminate such arrangement (which they will re-evaluate on an annual basis beginning 5 years after the closing date) or until all such liabilities of the acquired reinsurance business have run off. The reserve cover is considered contingent consideration and was recognized at fair value of $130 million when the sale closed.

On September 4, 2023, AIG entered into an Adverse Development Cover Excess of Loss Agreement (the ADC Agreement) to hedge the risk of adverse development pertaining to Validus Re's reserves with Clarendon National Insurance Company, a wholly owned subsidiary of Enstar Group Limited. Under the ADC Agreement, AIG will be reimbursed up to $400 million of adverse development for all policies in force as of December 31, 2022 when paid losses exceed the baseline reserve balance of $3.043 billion. The premium expensed in connection with the ADC Agreement was $80 million.

Crop Risk Services

On May 2, 2023, AIG announced that it reached an agreement to sell Crop Risk Services, Inc. (CRS) to American Financial Group, Inc. (AFG) and in substance, AIG exited the crop business. The gross proceeds, before deducting commissions, are $234 million. On July 3, 2023, the transaction closed, resulting in a pre-tax gain of $72 million for the year ended December 31, 2023.

Separation of Life and Retirement Business and Relationship with Blackstone Inc.

AIG owns 52.2 percent of the outstanding common stock of Corebridge as of December 31, 2023. Corebridge is the holding company for AIG's Life and Retirement business. AIG continues to consolidate Corebridge in AIG's Consolidated Financial Statements. The portion of equity interest of Corebridge that AIG does not own is reflected as noncontrolling interest in AIG's Consolidated Financial Statements.

In 2023, AIG closed on three secondary offerings and sold 159.75 million shares of Corebridge common stock. The aggregate gross proceeds of the offerings to AIG, before deducting underwriting discounts and commissions and other expenses payable by AIG, were approximately $2.9 billion. After consideration of underwriting discounts, commissions and other related expenses payable by AIG, AIG recorded an increase of $332 million in Total AIG shareholders' equity.

In 2023, Corebridge repurchased 26.5 million shares of Corebridge common stock for an aggregate purchase price of $498 million, of which 17.2 million shares were from AIG for an aggregate purchase price of $315 million. As a result, AIG recorded a decrease of $40 million in Total AIG shareholders' equity.

On September 19, 2022, AIG closed on the initial public offering (IPO) of 80 million shares of Corebridge common stock at a public offering price of $21.00 per share, representing 12.4 percent of Corebridge's common stock. The aggregate gross proceeds of the offering to AIG, before deducting underwriting discounts and commissions and other expenses payable by AIG, were approximately $1.7 billion. After consideration of underwriting discounts, commissions and other related expenses payable by AIG, AIG recorded an increase of $497 million in Total AIG shareholders' equity, recalculated on an LDTI basis.

Blackstone Inc. (Blackstone) completed the acquisition of a 9.9 percent equity stake in Corebridge in November 2021. Blackstone is required to hold its ownership interest in Corebridge, subject to exceptions permitting Blackstone to sell 25 percent, 67 percent and 75 percent of its ownership interest after the first, second and third anniversaries, respectively, of the closing of the Corebridge IPO (September 19, 2023, 2024 and 2025, respectively), with the transfer restrictions terminating in full on September 19, 2027.

On December 15, 2021, AIG and Blackstone Real Estate Income Trust (BREIT), a long-term, perpetual capital vehicle affiliated with Blackstone, completed the acquisition by BREIT of AIG's interests in a U.S. affordable housing portfolio for $4.9 billion, in an all cash transaction, resulting in a pre-tax gain of $3.0 billion. The historical results of the U.S. affordable housing portfolio were reported in our Life and Retirement operating segments.

Sale of Certain AIG Life and Retirement Retail Mutual Funds Business

On July 16, 2021, AIG announced the closing of its sale of certain assets of Life and Retirement's Retail Mutual Funds business to Touchstone Investments (Touchstone), an indirect wholly-owned subsidiary of Western & Southern Financial Group. This sale consisted of the reorganization of twelve of the retail mutual funds managed by SunAmerica Asset Management, LLC (SAAMCo), a Life and Retirement entity, into certain Touchstone funds. We received initial proceeds, and the twelve retail mutual funds managed by SAAMCo, with $6.8 billion in assets, were reorganized into Touchstone funds. Additional consideration has been and may be earned over a three-year period based on asset levels in certain reorganized funds.

Other Events

On December 14, 2022, AIG announced that its wholly-owned subsidiary, AIG Financial Products Corp. (AIGFP), filed a voluntary petition to reorganize under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware and filed a proposed plan of reorganization. The reorganization will not have a material impact on the consolidated balance sheets of AIG or our respective businesses. AIGFP has no material operations or businesses and no employees. In conjunction with the bankruptcy filing, AIGFP and its consolidated subsidiaries were deconsolidated from the results of AIG, resulting in a pre-tax loss of $114 million for the twelve months ended December 31, 2022, reported in Net gain (loss) on divestitures and other. In addition, AIGFP and its subsidiaries were determined to be an unconsolidated variable interest entity.

USE OF ESTIMATES

The preparation of financial statements in accordance with U.S. GAAP requires the application of accounting policies that often involve a significant degree of judgment. Accounting policies that we believe are most dependent on the application of estimates and assumptions are considered our critical accounting estimates and are related to the determination of:

- loss reserves;
- valuation of future policy benefit liabilities and recognition of measurement gains and losses;
- valuation of market risk benefits (MRBs) related to guaranteed benefit features of variable annuity, fixed annuity and fixed index annuity products;
- valuation of embedded derivative liabilities for fixed index annuity and index universal life products;
- reinsurance assets, including the allowance for credit losses and disputes;
- goodwill impairment;
- allowance for credit losses on certain investments, primarily on loans and available for sale fixed maturity securities;
- fair value measurements of certain financial assets and financial liabilities; and
- income taxes, in particular the recoverability of our deferred tax asset and establishment of provisions for uncertain tax positions.

These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from the assumptions used, our consolidated financial condition, results of operations and cash flows could be materially affected.

2. Summary of Significant Accounting Policies

The following list identifies our significant accounting policies presented in other Notes to these Consolidated Financial Statements, with a reference to the Note where a detailed description can be found:

Note 6. Investments
- Fixed maturity and equity securities
- Other invested assets
- Short-term investments
- Net investment income
- Net realized gains (losses)
- Allowance for credit losses

Note 7. Lending Activities
- Mortgage and other loans receivable – net of allowance

Note 8. Reinsurance
- Reinsurance assets – net of allowance
- Retroactive reinsurance

Note 9. Deferred Policy Acquisition Costs
- Deferred policy acquisition costs
- Deferred sales inducements
- Amortization of deferred policy acquisition costs

Note 10. Variable Interest Entities

Note 11. Derivatives and Hedge Accounting
- Derivative assets and liabilities, at fair value

Note 12. Goodwill and Other Intangible Assets

Note 13. Insurance Liabilities
- Liability for unpaid losses and loss adjustment expenses
- Discounting of reserves
- Future policy benefits
- Policyholder contract deposits
- Other policyholder funds

Note 14. Market Risk Benefits

Note 16. Debt
- Long-term debt
- Debt of consolidated investment entities

Note 17. Contingencies, Commitments and Guarantees
- Legal contingencies

Note 19. Earnings Per Common Share (EPS)

Note 23. Income Taxes

OTHER SIGNIFICANT ACCOUNTING POLICIES

Insurance revenues include premiums and policy fees. All premiums and policy fees are presented net of reinsurance, as applicable. Premiums for short-duration contracts are recorded as written on the inception date of the policy. Premiums are earned primarily on a pro rata basis over the term of the related coverage. Sales of extended services contracts are reflected as premiums written and earned on a pro rata basis over the term of the related coverage. In addition, certain miscellaneous income is included as premiums written and earned. The reserve for unearned premiums includes the portion of premiums written relating to the unexpired terms of coverage. Reinsurance premiums are typically earned over the same period as the underlying policies or risks covered by the contract. As a result, the earnings pattern of a reinsurance contract may extend up to 24 months, reflecting the inception dates of the underlying policies throughout the year. Premiums from long-duration life products, other than universal and variable life contracts, are recognized as revenues when due. Premiums from individual and group annuity contracts that are life contingent are recognized as revenues when due.

For limited payment contracts, premiums are due over a significantly shorter period than the period over which benefits are provided. The difference between the gross premium received and recorded as revenue and the net premium is deferred and recognized in Policyholder benefits in a constant relationship to insurance in-force, or for annuities, the amount of expected future policy benefits. This Deferred Profit Liability (DPL) is recorded in the Consolidated Balance Sheets in Future policy benefits for life and accident and health insurance contracts.

All reinsurance premiums ceded are recognized when due, following a ceded net premium ratio (NPR) methodology that also accrues a proportionate amount of estimated benefits.

Reinsurance premiums for assumed business are estimated based on information received from ceding companies and reinsurers. Any subsequent differences that arise regarding such estimates are recorded in the periods in which they are determined.

Amounts received as payment for investment-oriented contracts such as universal life, variable annuities, fixed annuities, and fixed index annuities, are reported as deposits to Policyholder contract deposits or Separate account liabilities, as applicable. Revenues from these contracts are recorded in policy fees and consist of policy charges for the cost of insurance, policy administration charges, surrender charges and amortization of unearned revenue reserves (URR). Policy fees are recognized as revenues in the period in which they are assessed against policyholders, unless the fees are designed to compensate AIG for services to be provided in the future. Fees deferred as unearned revenue are amortized on a constant level basis over the estimated lives of the contracts, consistent with the amortization of deferred acquisition costs. This URR is recorded in the Consolidated Balance Sheets in Other policyholder funds.

Other income includes advisory fee income from the Life and Retirement broker dealer business.

Cash represents cash on hand and demand deposits.

Short-term investments include interest bearing investments, time deposits and other investments with remaining contractual life of less than or equal to one year. Securities included within short-term investments are stated at estimated fair value, while other investments included within short-term investments are stated at amortized cost, which approximates estimated fair value.

Premiums and other receivables – net of allowance for credit losses and disputes include premium balances receivable, amounts due from agents and brokers and policyholders, receivables resulting from sales of securities that had not yet settled, cash collateral posted to derivative counterparties that is not eligible to be netted against derivative liabilities and other receivables.

Deposit assets and liabilities We have entered into certain insurance and reinsurance contracts, primarily in our General Insurance companies, that do not contain sufficient insurance risk to be accounted for as insurance or reinsurance. When we receive premiums on such contracts, the premiums received, after deduction for certain related expenses, are recorded as deposits within Other liabilities in the Consolidated Balance Sheets. Net proceeds of these deposits are invested and generate Net investment income. When we pay premiums on such contracts, the premiums paid are recorded as deposits within Other assets in the Consolidated Balance Sheets. The deposit asset or liability is adjusted as amounts are paid, consistent with the underlying contracts.

Other assets consist of deferred sales inducements (DSI), prepaid expenses, deposits, other deferred charges, real estate, other fixed assets, capitalized software costs, goodwill, intangible assets other than goodwill, restricted cash, derivative assets, and accrued interest income.

The cost of buildings and furniture and equipment is depreciated principally on the straight-line basis over their estimated useful lives (maximum of 40 years for buildings and 10 years for furniture and fixtures). Expenditures for maintenance and repairs are charged to income as incurred and expenditures for improvements are capitalized and depreciated. We periodically assess the carrying amount of our real estate for purposes of determining any asset impairment. Capitalized software costs, which represent costs directly related to obtaining, developing or upgrading internal use software, are capitalized and amortized using the straight-line method over a period generally not exceeding ten years.

Separate accounts represent funds for which investment income and investment gains and losses accrue directly to the policyholders who bear the investment risk. Each account has specific investment objectives and the assets are carried at fair value. The assets of each account are legally segregated and are not subject to claims that arise from any of our other businesses. The liabilities for these accounts are equal to the account assets. Separate accounts may also include deposits for funds held under stable value wrap funding agreements, although the majority of stable value wrap sales are measured based on the notional amount included in assets under management and do not include the receipt of funds. *For additional information on separate accounts, see Note 15.*

Other liabilities consist of other funds on deposit, other payables, securities sold under agreements to repurchase, securities sold but not yet purchased, liabilities resulting from purchases of securities that have not yet settled, derivative liabilities, cash collateral received from derivative counterparties that contractually cannot be netted against derivative assets, allowance for credit losses in relation to off-balance sheet commitments and deferred gains on retroactive reinsurance agreements.

Foreign currency Financial statement accounts expressed in foreign currencies are translated into U.S. dollars. Functional currency assets and liabilities are translated into U.S. dollars generally using rates of exchange prevailing at the balance sheet date of each respective subsidiary and the related translation adjustments are recorded as a separate component of Accumulated other comprehensive income, net of any related taxes, in Total AIG shareholders' equity. Income statement accounts expressed in functional currencies are translated using average exchange rates during the period. Functional currencies are generally the currencies of the local operating environment. Financial statement accounts expressed in currencies other than the functional currency of a consolidated entity are remeasured into that entity's functional currency resulting in exchange gains or losses recorded in income. The adjustments resulting from translation of financial statements of foreign entities operating in highly inflationary economies are recorded in income.

Non-redeemable noncontrolling interest is the portion of equity (net assets) and net income (loss) in a subsidiary not attributable, directly or indirectly, to AIG.

ACCOUNTING STANDARDS ADOPTED DURING 2023

Targeted Improvements to the Accounting for Long-Duration Contracts

In August 2018, the FASB issued an accounting standard update with the objective of making targeted improvements to the existing recognition, measurement, presentation, and disclosure requirements for long-duration contracts issued by an insurance entity.

The Company adopted the standard on January 1, 2023 using the modified retrospective transition method relating to liabilities for traditional and limited payment contracts and deferred policy acquisition costs. The Company also adopted the standard in relation to MRBs on a full retrospective basis. As of the Transition Date, the impact of the adoption of the standard was a net decrease to beginning Accumulated other comprehensive income (loss) (AOCI) of $2.2 billion and a net increase to beginning Retained earnings of $933 million primarily driven by (1) changes related to MRBs in our Individual Retirement and Group Retirement operating segments, including the impact of non-performance risk adjustments which reclassified the portion of the changes in fair value attributable to non-performance risk from Retained earnings to AOCI, (2) changes to the discount rate used to measure the liability for future policy benefits which most significantly impacted our Life Insurance and Institutional Markets operating segments, and (3) the removal of balances recorded in AOCI related to changes in unrealized appreciation (depreciation) on investments.

The accounting for the Fortitude Reinsurance Company Ltd. (Fortitude Re) reinsurance assets, including the discount rates, continued to be calculated using the same methodology and assumptions as the direct policies, and therefore have been recalculated on an LDTI basis. The accounting for reinsurance transactions between AIG and Fortitude Re structured as modified coinsurance (modco) remained unchanged.

Market risk benefits: The standard requires the measurement of all MRBs (e.g., living benefit and death benefit guarantees associated with variable annuities) associated with deposit (or account balance) contracts at fair value at each reporting period. Changes in fair value compared to prior periods are recorded and presented separately within the income statement, with the exception of our own credit risk changes (non-performance adjustments), which are recognized in Other comprehensive income (loss) (OCI). MRBs impacted both Retained earnings and AOCI upon transition.

The accounting for MRBs primarily impacted our Individual Retirement and Group Retirement operating segments. *For additional disclosures about MRBs, see Note 14.*

Discount rate assumption: The standard requires the discount rate assumption for the liability for future policy benefits to be updated at the end of each reporting period using an upper-medium grade (low credit risk) fixed income instrument yield that maximizes the use of observable market inputs. Upon transition, the Company had an adjustment to AOCI due to the fact that the market upper-medium grade (low credit risk) interest rates as of the Transition Date differed from reserve interest accretion rates.

Following adoption of the standard, the impact of changes to discount rates are recognized through OCI. Changes resulting from updating the discount rate each reporting period primarily impact term life insurance and other traditional life insurance products, as well as pension risk transfer (PRT) and structured settlement products. *For additional information on the discount rate assumption under accounting for Long-Duration Contracts Standard, see Note 13.*

Removal of balances related to changes in unrealized appreciation (depreciation) on investments: Under the standard, the majority of balances recorded in AOCI related to changes in unrealized appreciation (depreciation) on investments were eliminated.

In addition to the above, the standard also:

• Requires the review and, if necessary, update of future policy benefit assumptions at least annually for traditional and limited pay long duration contracts, with the recognition and parenthetical presentation of any resulting re-measurement gain or loss in Policyholder benefits and losses incurred (except for discount rate changes as noted above) in the Consolidated Statements of Income (Loss). *For additional information, see Note 13.*

• Simplifies the amortization of DAC to a constant level basis over the expected term of the related contracts and no longer requires an impairment test. *For additional information, see Note 9.*

• Increases disclosures of disaggregated rollforwards of several balances, including but not limited to liabilities for future policy benefits, deferred acquisition costs, account balances, MRBs, separate account liabilities and information about significant inputs, judgments and methods used in measurement and changes thereto and impact of those changes.

The following table presents the impacts in connection with the adoption of LDTI effective as of January 1, 2021 as well as cross references to the applicable notes herein for additional information:

(in millions)	Pre-Adoption, December 31, 2020	Cumulative Effect Adjustment as of January 1, 2021	Updated Balances Post-Adoption of LDTI
Reinsurance assets - Fortitude Re, net of allowance for credit losses and disputes[a]	$ 34,578	$ 7,666	$ 42,244
Reinsurance assets - other, net of allowance for credit losses and disputes[a]	38,963	469	39,432
Deferred income taxes	12,624	339	12,963
Deferred policy acquisition costs[b]	9,805	3,150	12,955
Market risk benefit assets[c]	—	338	338
Other assets, net of allowance for credit losses[d]	13,122	398	13,520
Total assets	586,481	12,360	**598,841**
Future policy benefits for life and accident and health insurance contracts[e]	56,878	10,486	**67,364**
Policyholder contract deposits[e]	154,470	(6,247)	**148,223**
Market risk benefit liabilities[c]	—	8,739	**8,739**
Other policyholder funds[f]	3,548	248	**3,796**
Other liabilities[g]	27,122	398	**27,520**
Total liabilities	519,282	13,624	**532,906**
Retained earnings	15,504	933	**16,437**
Accumulated other comprehensive income (loss)	13,511	(2,197)	**11,314**
Total AIG Shareholders' equity	66,362	(1,264)	**65,098**
Total equity	67,199	(1,264)	**65,935**
Total liabilities and equity	586,481	12,360	**598,841**

(a) For additional information on the transition impacts associated with LDTI, see Note 8.

(b) For additional information on the transition impacts associated with LDTI, see Note 9.

(c) For additional information on the transition impacts associated with LDTI, see Note 14.

(d) Other assets include deferred sales inducement assets. *For additional information on the transition impacts associated with LDTI, see Note 9.*

(e) *For additional information on the transition impacts associated with LDTI, see Note 13.*

(f) Other policyholder funds include URR. *For additional information on the transition impacts associated with LDTI, see Note 13.*

(g) Other liabilities include deferred cost of reinsurance liabilities. *For additional information on the transition impacts associated with LDTI, see Note 8.*

The following table presents the impacts in connection with the adoption of LDTI effective as of January 1, 2021 on our previously reported Consolidated Balance Sheets as of December 31, 2022:

(in millions)	As Previously Reported	Effect of Change	Updated Balances Post-Adoption of LDTI
Reinsurance assets - Fortitude Re, net of allowance for credit losses and disputes	$ 32,159	$ (1,408)	$ 30,751
Reinsurance assets - other, net of allowance for credit losses and disputes	39,434	(463)	38,971
Deferred income taxes	15,144	(340)	14,804
Deferred policy acquisition costs	15,518	(2,661)	12,857
Market risk benefit assets	—	796	796
Other assets, net of allowance for credit losses	12,714	(330)	12,384
Total assets	526,634	(4,406)	522,228
Future policy benefits for life and accident and health insurance contracts	59,223	(7,309)	51,914
Policyholder contract deposits	158,891	(2,907)	155,984
Market risk benefit liabilities	—	4,736	4,736
Other policyholder funds	3,909	(446)	3,463
Other liabilities	26,456	301	26,757
Total liabilities	484,399	(5,625)	478,774
Additional paid-in capital	80,284	(369)	79,915
Retained earnings	33,032	1,861	34,893
Accumulated other comprehensive income (loss)	(22,092)	(524)	(22,616)
Total AIG Shareholders' equity	40,002	968	40,970
Non-redeemable noncontrolling interests	2,233	251	2,484
Total equity	42,235	1,219	43,454
Total liabilities and equity	526,634	(4,406)	522,228

The following table presents the impacts in connection with the adoption of LDTI on our previously reported Consolidated Statements of Income (Loss):

(in millions, except per common share data)	Year Ended December 31, 2022 As Previously Reported	Effect of Change	Updated Balances Post-Adoption of LDTI	Year Ended December 31, 2021 As Previously Reported	Effect of Change	Updated Balances Post-Adoption of LDTI
Revenues:						
Premiums	$ 31,857	$ (1)	$ 31,856	$ 31,259	$ 26	$ 31,285
Policy fees	2,972	(59)	2,913	3,051	(46)	3,005
Total net realized gains (losses)	8,991	(1,927)	7,064	2,151	120	2,271
Total revenues	56,437	(1,987)	54,450	52,057	100	52,157
Benefits, losses and expenses:						
Policyholder benefits and losses incurred	22,771	(595)	22,176	24,388	(603)	23,785
Change in the fair value of market risk benefits, net	—	(958)	(958)	—	(447)	(447)
Interest credited to policyholder account balances	3,709	35	3,744	3,557	13	3,570
Amortization of deferred acquisition costs	4,970	(413)	4,557	4,573	(49)	4,524
General operating and other expenses	9,195	(73)	9,122	8,790	(62)	8,728
Total benefits, losses and expenses	42,155	(2,004)	40,151	39,958	(1,148)	38,810
Income from continuing operations before income tax expense (benefit)	14,282	17	14,299	12,099	1,248	13,347
Income tax expense	3,006	19	3,025	2,176	265	2,441
Income (loss) from continuing operations	11,276	(2)	11,274	9,923	983	10,906
Net income (loss)	11,275	(2)	11,273	9,923	983	10,906
Net income from continuing operations attributable to noncontrolling interests	999	47	1,046	535	4	539
Net income (loss) attributable to AIG	10,276	(49)	10,227	9,388	979	10,367
Net income (loss) attributable to AIG common shareholders	10,247	(49)	10,198	9,359	979	10,338
Income (loss) per common share attributable to AIG common shareholders:						
Common stock - Basic	13.16	(0.06)	13.10	10.95	1.15	12.10
Common stock - Diluted	13.01	(0.07)	12.94	10.82	1.13	11.95

The following table presents the impacts in connection with the adoption of LDTI on our previously reported Consolidated Statements of Comprehensive Income (Loss):

	Year Ended December 31, 2022			Year Ended December 31, 2021		
(in millions)	As Previously Reported	Effect of Change	Updated Balances Post-Adoption of LDTI	As Previously Reported	Effect of Change	Updated Balances Post-Adoption of LDTI
Net income	$ 11,275	$ (2)	$ 11,273	$ 9,923	$ 983	$ 10,906
Other comprehensive income (loss), net of tax						
Change in unrealized appreciation (depreciation) of fixed maturity securities on which allowance for credit losses was taken	(87)	(7)	(94)	35	9	44
Change in unrealized appreciation (depreciation) of all other investments	(32,775)	(5,633)	(38,408)	(6,001)	(1,150)	(7,151)
Change in fair value of market risk benefits attributable to changes in our own credit risk	—	1,294	1,294	—	179	179
Change in the discount rates used to measure traditional and limited payment long-duration insurance contracts	—	5,544	5,544	—	1,361	1,361
Change in foreign currency translation adjustments	(514)	(99)	(613)	(187)	7	(180)
Other comprehensive income (loss)	(33,402)	1,099	(32,303)	(5,830)	406	(5,424)
Comprehensive income (loss)	(22,127)	1,097	(21,030)	4,093	1,389	5,482
Comprehensive income (loss) attributable to noncontrolling interests	(1,584)	130	(1,454)	430	10	440
Comprehensive income (loss) attributable to AIG	(20,543)	967	(19,576)	3,663	1,379	5,042

The following table presents the impacts in connection with the adoption of LDTI on our previously reported Consolidated Statements of Cash Flows:

	Year Ended December 31, 2022			Year Ended December 31, 2021		
(in millions)	As Previously Reported	Effect of Change	Updated Balances Post-Adoption of LDTI	As Previously Reported	Effect of Change	Updated Balances Post-Adoption of LDTI
Cash flows from operating activities:						
Net income	$ 11,275	$ (2)	$ 11,273	$ 9,923	$ 983	$ 10,906
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
Noncash revenues, expenses, gains and losses included in income (loss):						
Unrealized gains in earnings - net	(1,392)	2,486	1,094	(1,889)	1,016	(873)
Change in the fair value of market risk benefits in earnings, net	—	(1,481)	(1,481)	—	(1,427)	(1,427)
Depreciation and other amortization	4,848	(439)	4,409	4,633	(91)	4,542
Changes in operating assets and liabilities:						
Insurance reserves	(2,332)	(1,505)	(3,837)	5,127	(655)	4,472
Premiums and other receivables and payables - net	(10,193)	(29)	(10,222)	(655)	(69)	(724)
Reinsurance assets, net	2,843	1,135	3,978	(1,241)	197	(1,044)
Capitalization of deferred policy acquisition costs	(4,649)	(73)	(4,722)	(4,906)	(63)	(4,969)
Current and deferred income taxes - net	2,260	19	2,279	1,314	265	1,579
Other, net	340	(184)	156	(1,322)	(212)	(1,534)
Total adjustments	(7,069)	(71)	(7,140)	(3,644)	(1,039)	(4,683)
Net cash provided by operating activities	4,207	(73)	4,134	6,279	(56)	6,223
Cash flows from financing activities:						
Policyholder contract deposits	26,508	74	26,582	25,424	56	25,480
Net cash used in financing activities	(676)	74	(602)	(3,735)	56	(3,679)

Troubled Debt Restructuring and Vintage Disclosures

In March 2022, the FASB issued an accounting standard update that eliminates the accounting guidance for troubled debt restructurings for creditors and amends the guidance on "vintage disclosures" to require disclosure of current-period gross write-offs by year of origination. The standard also updates the requirements for accounting for credit losses by adding enhanced disclosures for creditors related to loan refinancings and restructurings for borrowers experiencing financial difficulty. The Company adopted the standard prospectively as of January 1, 2023 and the standard did not have a material impact on our reported consolidated financial condition, results of operations, or cash flows. *For the updated required disclosures, see Note 7.*

FUTURE APPLICATION OF ACCOUNTING STANDARDS

Income Tax

In December 2023, the FASB issued an accounting standard update to address improvements to income tax disclosures. The standard requires disaggregated information about a company's effective tax rate reconciliation as well as information on income taxes paid. The standard is effective for public companies for annual periods beginning after December 15, 2024, with early adoption permitted. The standard will be applied on a prospective basis with the option to apply the standard retrospectively. We are assessing the impact of this standard.

Segment Reporting

In November 2023, the FASB issued an accounting standard update to address improvements to reportable segment disclosures. The standard primarily requires the following disclosure on an annual and interim basis: (i) significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss; and (ii) other segment items and description of its composition. The standard also requires current annual disclosures about a reportable segment's profits or losses and assets to be disclosed in interim periods and the title and position of the CODM with an explanation of how the CODM uses the reported measure(s) of segment profits or losses in assessing segment performance. The guidance is effective for public companies for fiscal years beginning after December 15, 2023 and interim periods in fiscal years within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendment is applied retrospectively to all prior periods presented. We are assessing the impact of this standard.

Fair Value Measurement

On June 30, 2022, the FASB issued an accounting standards update to address diversity in practice by clarifying that a contractual sale restriction should not be considered in the measurement of the fair value of an equity security. It also requires entities with investments in equity securities subject to contractual sale restrictions to disclose certain qualitative and quantitative information about such securities. The guidance is effective for public companies for fiscal years beginning after December 15, 2023 and interim periods within those years, with early adoption permitted. For entities other than investment companies, the accounting standards update applies prospectively, with any adjustments resulting from adoption recognized in earnings on the date of adoption. We are assessing the impact of this standard.

3. Segment Information

We report our results of operations consistent with the manner in which our chief operating decision makers review the business to assess performance and allocate resources, as follows:

GENERAL INSURANCE

General Insurance business is presented as two operating segments:

- **North America –** consists of insurance businesses in the United States, Canada and Bermuda, and our global reinsurance business, AIG Re.
- **International –** consists of regional insurance businesses in Japan, the United Kingdom, Europe, Middle East and Africa (EMEA region), Asia Pacific, Latin America and Caribbean, and China. International also includes the results of Talbot Holdings Ltd. as well as AIG's Global Specialty business.

North America and International operating segments consist of the following products:

- – Commercial Lines – consists of Property, Liability, Financial Lines and Specialty.
- – Personal Insurance – consists of Accident & Health and Personal Lines.

For further discussion on recent activity in the General Insurance business, see Note 1.

LIFE AND RETIREMENT

Life and Retirement business is presented as four operating segments:

- **Individual Retirement –** consists of fixed annuities, fixed index annuities and variable annuities.
- **Group Retirement –** consists of record-keeping, plan administrative and compliance services, financial planning and advisory solutions offered to employer-defined contribution plan participants, along with proprietary and non-proprietary annuities and advisory and brokerage products offered outside of plans.

- **Life Insurance** – primary products in the U.S. include term life and universal life insurance. International operations primarily include distribution of life and health products in the UK and Ireland. Corebridge previously announced agreements to sell Laya and AIG Life. The sale of Laya closed on October 31, 2023 and the AIG Life sale is expected to close in the first half of 2024.

- **Institutional Markets** – consists of stable value wrap products, structured settlement and pension risk transfer annuities, corporate- and bank-owned life insurance, high net worth products and guaranteed investment contracts (GICs).

For further discussion on the ongoing separation of the Life and Retirement business from AIG and other recent activity, see Note 1.

OTHER OPERATIONS

Other Operations primarily consists of income from assets held by AIG Parent and other corporate subsidiaries, deferred tax assets related to tax attributes, corporate expenses and intercompany eliminations, our institutional asset management business and results of our consolidated investment entities, General Insurance portfolios in run-off as well as the historical results of our legacy insurance lines ceded to Fortitude Re.

SEGMENT RESULTS

We evaluate segment performance based on adjusted revenues and adjusted pre-tax income (loss). Adjusted revenues and adjusted pre-tax income (loss) are derived by excluding certain items from total revenues and pre-tax income (loss), respectively. These items generally fall into one or more of the following broad categories: legacy matters having no relevance to our current businesses or operating performance; adjustments to enhance transparency to the underlying economics of transactions; and measures that we believe to be common to the industry. Legal entities are attributed to each segment based upon the predominance of activity in that legal entity. *For the items excluded from adjusted revenues and adjusted pre-tax income (loss), see the table below.*

The following table presents AIG's continuing operations by operating segment:

(in millions)	Adjusted Revenues	Net Investment Income	Interest Expense	Amortization of DAC	Adjusted Pre-tax Income (Loss)
2023					
General Insurance					
North America	$ 11,921	$ —	$ 1,671	$ 1,207 [a]	
International	13,170	—	1,952	1,142 [a]	
Net investment income	3,022	$ 3,022	—	—	3,022
Total General Insurance	28,113	3,022	—	3,623	5,371
Life and Retirement					
Individual Retirement	6,264	4,917	2	567	2,310
Group Retirement	2,734	1,999	1	82	758
Life Insurance	5,092	1,283	—	403	358
Institutional Markets	7,391	1,587	1	9	379
Total Life and Retirement	21,481	9,786	4	1,061	3,805
Other Operations					
Other Operations before consolidation and eliminations	381	287	1,107	—	(1,765)
AIG consolidation and eliminations	(6)	(1)	(6)	—	(10)
Total Other Operations	375	286	1,101	—	(1,775)
Total	49,969	13,094	1,105	4,684	7,401
Reconciling items:					
Changes in fair value of securities used to hedge guaranteed living benefits	55	55	—	—	(16)
Change in the fair value of market risk benefits, net[b]	—	—	—	—	(2)
Changes in benefit reserves related to net realized gains (losses)	—	—	—	—	6
Changes in the fair value of equity securities	94	94	—	—	94
Other income (expense) - net	(27)	31	31	—	—
Gain (loss) on extinguishment of debt	—	—	—	—	37
Net investment income on Fortitude Re funds withheld assets	1,544	1,544	—	—	1,544
Net realized gains (losses) on Fortitude Re funds withheld assets	(295)	—	—	—	(295)
Net realized gains (losses) on Fortitude Re funds withheld embedded derivative	(2,007)	—	—	—	(2,007)
Net realized gains (losses)[c]	(2,536)	(227)	—	—	(2,496)
Net gain (loss) on divestitures and other	—	—	—	—	643
Non-operating litigation reserves and settlements	1	—	—	—	(1)
Favorable prior year development and related amortization changes ceded under retroactive reinsurance agreements	—	—	—	—	62
Net loss reserve discount benefit (charge)	—	—	—	—	(195)

(in millions)	Adjusted Revenues	Net Investment Income	Interest Expense	Amortization of DAC	Adjusted Pre-tax Income (Loss)
Pension expense related to a one-time lump sum payment to former employees	—	—	—	—	(84)
Integration and transaction costs associated with acquiring or divesting businesses	—	—	—	—	(252)
Restructuring and other costs	—	—	—	—	(553)
Non-recurring costs related to regulatory or accounting changes	—	—	—	—	(40)
Net impact from elimination of international reporting lag[d]	4	1	—	124	12
Revenues and pre-tax income	**$ 46,802**	**$ 14,592**	**$ 1,136**	**$ 4,808**	**$ 3,858**

(in millions)	Adjusted Revenues	Net Investment Income	Interest Expense	Amortization of DAC	Adjusted Pre-tax Income (Loss)
2022					
General Insurance					
North America	$ 12,071	$ —	$ —	1,585	$ 648 [a]
International	13,269		—	1,948	1,400 [a]
Net investment income	2,382	$ 2,382	—	—	2,382
Total General Insurance	27,722	2,382	—	3,533	4,430
Life and Retirement					
Individual Retirement	5,325	3,898	11	519	1,676
Group Retirement	2,744	2,005	6	80	786
Life Insurance	5,364	1,393	4	415	521
Institutional Markets	4,160	1,051	2	7	334
Total Life and Retirement	17,593	8,347	23	1,021	3,317
Other Operations					
Other Operations before consolidation and eliminations	827	714	1,131	5	(1,542)
AIG consolidation and eliminations	(435)	(446)	(56)	(2)	(405)
Total Other Operations	392	268	1,075	3	(1,947)
Total	45,707	10,997	1,098	4,557	5,800
Reconciling items:					
Changes in fair value of securities used to hedge guaranteed living benefits	55	55	—	—	30
Change in the fair value of market risk benefits, net[b]	—	—	—	—	958
Changes in benefit reserves related to net realized gains (losses)	—	—	—	—	14
Changes in the fair value of equity securities	(53)	(53)	—	—	(53)
Other income (expense) - net	(29)	28	28	—	—
Gain (loss) on extinguishment of debt	—	—	—	—	(303)
Net investment income on Fortitude Re funds withheld assets	943	943	—	—	943
Net realized gains (losses) on Fortitude Re funds withheld assets	(486)	—	—	—	(486)
Net realized gains (losses) on Fortitude Re funds withheld embedded derivative	7,481	—	—	—	7,481
Net realized gains (losses)[b]	(195)	(244)	(1)	—	(173)
Net gain (loss) on divestitures and other	—	—	—	—	(82)
Non-operating litigation reserves and settlements	49	—	—	—	41
Favorable prior year development and related amortization changes ceded under retroactive reinsurance agreements	—	—	—	—	160
Net loss reserve discount benefit (charge)	—	—	—	—	703
Pension expense related to a one-time lump sum payment to former employees	—	—	—	—	(60)
Integration and transaction costs associated with acquiring or divesting businesses	—	—	—	—	(194)
Restructuring and other costs	—	—	—	—	(570)
Non-recurring costs related to regulatory or accounting changes	—	—	—	—	(37)
Net impact from elimination of international reporting lag[d]	978	41	—	—	127
Revenues and pre-tax income	**$ 54,450**	**$ 11,767**	**$ 1,125**	**$ 4,557**	**$ 14,299**

(in millions)	Adjusted Revenues	Net Investment Income	Interest Expense	Amortization of DAC	Adjusted Pre-tax Income (Loss)
2021					
General Insurance					
North America	$ 10,989	$ —	$	1,333	$ (47) [a]
International	14,068		—	2,197	1,102 [a]
Net investment income	3,304	$ 3,304	—	—	3,304
Total General Insurance	28,361	3,304	—	3,530	4,359
Life and Retirement					
Individual Retirement	5,922	4,338	61	447	2,297
Group Retirement	3,249	2,410	35	78	1,258
Life Insurance	5,286	1,619	25	427	453
Institutional Markets	5,117	1,154	9	6	546
Total Life and Retirement	19,574	9,521	130	958	4,554
Other Operations					
Other Operations before consolidation and eliminations	1,338	1,112	1,220	37	(1,418)
AIG consolidation and eliminations	(991)	(996)	(65)	(1)	(932)
Total Other Operations	347	116	1,155	36	(2,350)
Total	48,282	12,941	1,285	4,524	6,563
Reconciling items:					
Changes in fair value of securities used to hedge guaranteed living benefits	60	60	—	—	61
Change in the fair value of market risk benefits, net[b]	—	—	—	—	447
Changes in benefit reserves related to net realized gains (losses)	—	—	—	—	(15)
Changes in the fair value of equity securities	(237)	(237)	—	—	(237)
Other income (expense) - net	(24)	33	33	—	—
Gain (loss) on extinguishment of debt	—	—	—	—	(389)
Net investment income on Fortitude Re funds withheld assets	1,971	1,971	—	—	1,971
Net realized gains (losses) on Fortitude Re funds withheld assets	1,003	—	—	—	1,003
Net realized gains (losses) on Fortitude Re funds withheld embedded derivative	(603)	—	—	—	(603)
Net realized gains (losses)[b]	1,705	(156)	(13)	—	1,744
Net gain (loss) on divestitures and other	—	—	—	—	3,044
Non-operating litigation reserves and settlements	—	—	—	—	(3)
Favorable prior year development and related amortization changes ceded under retroactive reinsurance agreements	—	—	—	—	186
Net loss reserve discount benefit (charge)	—	—	—	—	193
Pension expense related to a one-time lump sum payment to former employees	—	—	—	—	(34)
Integration and transaction costs associated with acquiring or divesting businesses	—	—	—	—	(83)
Restructuring and other costs	—	—	—	—	(433)
Non-recurring costs related to regulatory or accounting changes	—	—	—	—	(68)
Revenues and pre-tax income	$ 52,157	$ 14,612	$ 1,305	$ 4,524	$ 13,347

(a) General Insurance North America's and General Insurance International's Adjusted pre-tax income does not include Net investment income as the investment portfolio results are managed at the General Insurance level. Net investment income is shown separately as a component of General Insurance's total Adjusted pre-tax income results.

(b) Includes realized gains and losses on certain derivative instruments used for non-qualifying (economic) hedging.

(c) Includes all net realized gains and losses except earned income (periodic settlements and changes in settlement accruals) on derivative instruments used for non-qualifying (economic) hedging or for asset replication and net realized gains and losses on Fortitude Re funds withheld assets held by AIG in support of Fortitude Re's reinsurance obligations to AIG (Fortitude Re funds withheld assets).

(d) See Note 1.

The following table presents AIG's year-end identifiable assets and capital expenditures by segment:

	Year-End Identifiable Assets		Capital Expenditures	
(in millions)	**2023**	2022	**2023**	2022
General Insurance	$ **139,371**	$ 147,083	$ **158**	$ 68
Life and Retirement	**375,197**	352,694	**43**	102
Other Operations	**24,738**	22,451	**39**	40
Total Assets	$ **539,306**	$ 522,228	$ **240**	$ 210

The following table presents AIG's consolidated total revenues and real estate and other fixed assets, net of accumulated depreciation, by major geographic area:

	Total Revenues*			Real Estate and Other Fixed Assets, Net of Accumulated Depreciation		
(in millions)	**2023**	2022	2021	**2023**	2022	2021
North America	$ **33,565**	$ 39,618	$ 37,324	$ **1,006**	$ 1,206	$ 1,230
International	**13,237**	14,832	14,833	**372**	387	610
Consolidated	$ **46,802**	$ 54,450	$ 52,157	$ **1,378**	$ 1,593	$ 1,840

*　Revenues are generally reported according to the geographic location of the segment. International revenues consists of revenues from our General Insurance International operating segment.

4. Held-For-Sale Classification

HELD-FOR-SALE CLASSIFICATION

We report and classify a business as held-for-sale (Held-For-Sale Business) when management has approved the sale or received approval to sell the business and is committed to a formal plan, the business is available for immediate sale, the business is being actively marketed, the sale is anticipated to occur during the next 12 months and certain other specified criteria are met. A Held-For-Sale Business is recorded at the lower of its carrying amount or estimated fair value less cost to sell. If the carrying amount of the business exceeds its estimated fair value, a loss is recognized.

Assets and liabilities related to a Held-For-Sale Business are reported in Assets held for sale and Liabilities held for sale, respectively, in our Consolidated Balance Sheets beginning in the period in which the business is classified as held-for-sale. At December 31, 2023, the following businesses and assets were reported and classified as held-for-sale:

AIG Life Limited

To further simplify Corebridge's business model, on September 25, 2023, Corebridge announced that it entered into a definitive agreement to sell AIG Life to Aviva plc for £460 million in cash, subject to certain adjustments. The sale of AIG Life is expected to close in the first half of 2024, subject to regulatory approvals and other customary closing conditions. The results of AIG Life are reported in Life and Retirement.

Other

Other primarily consists of real estate.

The following table summarizes the components of assets and liabilities held-for-sale on the Consolidated Balance Sheets at December 31, 2023 after elimination of intercompany balances:

(in millions)	AIG Life	Other	Total
Assets:			
Bonds available for sale	$ 167	$ 14	$ 181
Other invested assets	—	67	67
Short-term investments, including restricted cash of $0	11	1	12
Cash	3	—	3
Accrued investment income	3	—	3
Premiums and other receivables, net of allowance for credit losses and disputes	116	9	125
Reinsurance assets - other, net of allowance for credit losses and disputes	899	3	902
Deferred income taxes	47	—	47
Deferred policy acquisition costs	814	—	814
Other assets, net of allowance for credit losses[a]	83	31	114
Total assets held for sale	$ 2,143	$ 125	$ 2,268
Liabilities:			
Liability for unpaid losses and loss adjustment expenses, including allowance for credit losses	$ —	$ 19	$ 19
Unearned premiums	54	7	61
Future policy benefits for life and accident and health insurance contracts	838	—	838
Other liabilities	854	3	857
Total liabilities held for sale	$ 1,746	$ 29	$ 1,775

(a) Other assets, net of allowance for credit losses includes goodwill and other intangibles of $23 million and $3 million, respectively, for AIG Life.

5. Fair Value Measurements

FAIR VALUE MEASUREMENTS ON A RECURRING BASIS

We carry certain of our financial instruments at fair value. We define the fair value of a financial instrument as the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We are responsible for the determination of the value of the investments carried at fair value and the supporting methodologies and assumptions.

The degree of judgment used in measuring the fair value of financial instruments generally inversely correlates with the level of observable valuation inputs. We maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments for which no quoted prices are available have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction, liquidity and general market conditions.

Fair Value Hierarchy

Assets and liabilities recorded at fair value in the Consolidated Balance Sheets are measured and classified in accordance with a fair value hierarchy consisting of three "levels" based on the observability of valuation inputs:

- **Level 1:** Fair value measurements based on quoted prices (unadjusted) in active markets that we have the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. We do not adjust the quoted price for such instruments.

- **Level 2:** Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

- **Level 3:** Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3. The circumstances for using these measurements include those in which there is little, if any, market activity for the asset or liability. Therefore, we must make certain assumptions about the inputs a hypothetical market participant would use to value that asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation methodologies used for instruments carried at fair value. These methodologies are applied to assets and liabilities across the levels discussed above, and the observability of the inputs used determines the appropriate level in the fair value hierarchy for the respective asset or liability.

VALUATION METHODOLOGIES OF FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE

Incorporation of Credit Risk in Fair Value Measurements

- **Our Own Credit Risk.** Fair value measurements for certain liabilities incorporate our own credit risk by determining the explicit cost for each counterparty to protect against its net credit exposure to us at the balance sheet date by reference to observable AIG credit default swaps (CDS) or cash bond spreads. We calculate the effect of credit spread changes using discounted cash flow techniques that incorporate current market interest rates. A derivative counterparty's net credit exposure to us is determined based on master netting agreements, when applicable, which take into consideration all derivative positions with us, as well as collateral we post with the counterparty at the balance sheet date. *For a description of how we incorporate our own credit risk in the valuation of embedded derivatives related to certain annuity and life insurance products, see – Market Risk Benefits and Embedded Derivatives within Policyholder Contract Deposits below.*

- **Counterparty Credit Risk.** Fair value measurements for freestanding derivatives incorporate counterparty credit by determining the explicit cost for us to protect against our net credit exposure to each counterparty at the balance sheet date by reference to observable counterparty CDS spreads, when available. When not available, other directly or indirectly observable credit spreads will be used to derive the best estimates of the counterparty spreads. Our net credit exposure to a counterparty is determined based on master netting agreements, which take into consideration all derivative positions with the counterparty, as well as collateral posted by the counterparty at the balance sheet date.

Fair values for fixed maturity securities based on observable market prices for identical or similar instruments implicitly incorporate counterparty credit risk. Fair values for fixed maturity securities based on internal models incorporate counterparty credit risk by using discount rates that take into consideration cash issuance spreads for similar instruments or other observable information.

For fair values measured based on internal models, the cost of credit protection is determined under a discounted present value approach considering the market levels for single name CDS spreads for each specific counterparty, the mid-market value of the net exposure (reflecting the amount of protection required) and the weighted average life of the net exposure. CDS spreads are provided to us by an independent third party. We utilize an interest rate based on the appropriate benchmark curve to derive our discount rates.

While this approach does not explicitly consider all potential future behavior of the derivative transactions or potential future changes in valuation inputs, we believe this approach provides a reasonable estimate of the fair value of the assets and liabilities, including consideration of the impact of non-performance risk.

Fixed Maturity Securities

Whenever available, we obtain quoted prices in active markets for identical assets at the balance sheet date to measure fixed maturity securities at fair value. Market price data is generally obtained from dealer markets.

We employ independent third-party valuation service providers to gather, analyze, and interpret market information to derive fair value estimates for individual investments, based upon market-accepted methodologies and assumptions. The methodologies used by these independent third-party valuation service providers are reviewed and understood by management, through periodic discussion with and information provided by the independent third-party valuation service providers. In addition, as discussed further below, control processes designed to ensure the accuracy of these values are applied to the fair values received from independent third-party valuation service providers.

Valuation service providers typically obtain data about market transactions and other key valuation model inputs from multiple sources and, through the use of market-accepted valuation methodologies, which may utilize matrix pricing, financial models, accompanying model inputs and various assumptions, provide a single fair value measurement for individual securities. The inputs used by the valuation service providers include, but are not limited to, market prices from completed transactions for identical securities and transactions for comparable securities, benchmark yields, interest rate yield curves, credit spreads, prepayment rates, default rates, recovery assumptions, currency rates, quoted prices for similar securities and other market-observable information, as applicable. If fair value is determined using financial models, these models generally take into account, among other things, market observable information as of the measurement date as well as the specific attributes of the security being valued, including its term, interest rate, credit rating, industry sector, and when applicable, collateral quality and other security or issuer-specific information. When market transactions or other market observable data is limited, the extent to which judgment is applied in determining fair value is greatly increased.

We have control processes designed to ensure that the fair values received from independent third-party valuation service providers are accurately recorded, that their data inputs and valuation techniques are appropriate and consistently applied and that the assumptions used appear reasonable and consistent with the objective of determining fair value. We assess the reasonableness of individual security values received from independent third-party valuation service providers through various analytical techniques, and have procedures to escalate related questions internally and to the independent third-party valuation service providers for resolution. To assess the degree of pricing consensus among various valuation service providers for specific asset types, we conduct comparisons of prices received from available sources. We use these comparisons to establish a hierarchy for the fair values received from independent third-party valuation service providers to be used for particular security classes. We also validate prices for selected securities through reviews by members of management who have relevant expertise and who are independent of those charged with executing investing transactions.

When our independent third-party valuation service providers are unable to obtain sufficient market observable information upon which to estimate the fair value for a particular security, fair value is determined either by requesting brokers who are knowledgeable about these securities to provide a price quote, which is generally non-binding, or by employing market accepted valuation models internally or via our third party asset managers. Broker prices may be based on an income approach, which converts expected future cash flows to a single present value amount, with specific consideration of inputs relevant to particular security types. For structured securities, such inputs may include ratings, collateral types, geographic concentrations, underlying loan vintages, loan delinquencies and defaults, loss severity assumptions, prepayments, and weighted average coupons and maturities. When the volume or level of market activity for a security is limited, certain inputs used to determine fair value may not be observable in the market. Broker prices may also be based on a market approach that considers recent transactions involving identical or similar securities. Fair values provided by brokers are subject to similar control processes to those noted above for fair values from independent third-party valuation service providers, including management reviews. For those corporate debt instruments (for example, private placements) that are not traded in active markets or that are subject to transfer restrictions, valuations reflect illiquidity and non-transferability, based on available market evidence. When observable price quotations are not available, fair value is determined based on discounted cash flow models using discount rates based on credit spreads, yields or price levels of comparable securities, adjusted for illiquidity and structure. Fair values determined internally or via our third party asset managers are also subject to management review to ensure that valuation models and related inputs are reasonable.

The methodology above is relevant for all fixed maturity securities including residential mortgage backed securities (RMBS), commercial mortgage backed securities (CMBS), collateralized loan obligations (CLO), other asset-backed securities (ABS) and fixed maturity securities issued by government sponsored entities and corporate entities.

Equity Securities Traded in Active Markets

Whenever available, we obtain quoted prices in active markets for identical assets at the balance sheet date to measure equity securities at fair value. Market price data is generally obtained from exchange or dealer markets.

Mortgage and Other Loans Receivable

We estimate the fair value of mortgage and other loans receivable that are measured at fair value by using dealer quotations, discounted cash flow analyses and/or internal valuation models. The determination of fair value considers inputs such as interest rate, maturity, the borrower's creditworthiness, collateral, subordination, guarantees, past-due status, yield curves, credit curves, prepayment rates, market pricing for comparable loans and other relevant factors.

Other Invested Assets

We initially estimate the fair value of investments in certain hedge funds, private equity funds and other investment partnerships by reference to the transaction price. Subsequently, we generally obtain the fair value of these investments from net asset value information provided by the general partner or manager of the investments, the financial statements of which are generally audited annually. We consider observable market data and perform certain control procedures to validate the appropriateness of using the net asset value as a fair value measurement. The fair values of other investments carried at fair value, such as direct private equity holdings, are initially determined based on transaction price and are subsequently estimated based on available evidence such as market transactions in similar instruments, other financing transactions of the issuer and other available financial information for the issuer, with adjustments made to reflect illiquidity as appropriate.

Short-term Investments

For short-term investments that are measured at amortized cost, the carrying amounts of these assets approximate fair values because of the relatively short period of time between origination and expected realization, and their limited exposure to credit risk. Securities purchased under agreements to resell (reverse repurchase agreements) are generally treated as collateralized receivables. We report certain receivables arising from securities purchased under agreements to resell as Short-term investments in the Consolidated Balance Sheets. When these receivables are measured at fair value, we use market-observable interest rates to determine fair value.

Separate Account Assets

Separate account assets are composed primarily of registered and unregistered open-end mutual funds that generally trade daily and are measured at fair value in the manner discussed above for equity securities traded in active markets.

Freestanding Derivatives

Derivative assets and liabilities can be exchange-traded or traded over-the-counter (OTC). We generally value exchange-traded derivatives such as futures and options using quoted prices in active markets for identical derivatives at the balance sheet date.

OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. When models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of, and specific risks inherent in the instrument, as well as the availability of pricing information in the market. We generally use similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be corroborated by observable market data by correlation or other means, and model selection does not involve significant management judgment.

For certain OTC derivatives that trade in less liquid markets, where we generally do not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price may provide the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so the model value at inception equals the transaction price. We will update valuation inputs in these models only when corroborated by evidence such as similar market transactions, independent third-party valuation service providers and/or broker or dealer quotations, or other empirical market data. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

We value our super senior credit default swap portfolio using prices obtained from vendors and/or counterparties. The valuation of the super senior credit derivatives is complex because of the limited availability of market observable information due to the lack of trading and price transparency in certain structured finance markets. Our valuation methodologies for the super senior CDS portfolio have evolved over time in response to market conditions and the availability of market observable information. We have sought to calibrate the methodologies to available market information and to review the assumptions of the methodologies on a regular basis.

Market Risk Benefits and Embedded Derivatives within Policyholder Contract Deposits

Certain variable annuity, fixed annuity and fixed index annuity contracts contain MRBs related to guaranteed benefit features that we separate from the host contracts and account for at fair value, with certain changes recognized in earnings. MRBs are contracts or contract features that provide protection to policyholders from other-than-nominal capital market risks and expose the insurance entity to other-than-nominal capital market risks.

The fair value of MRBs contained in certain variable annuity, fixed annuity and fixed index annuity contracts is measured based on policyholder behavior and capital market assumptions related to projected cash flows over the expected lives of the contracts. These discounted cash flow projections primarily include benefits and related fees assessed, when applicable. In some instances, the projected cash flows from fees may exceed projected cash flows related to benefit payments and therefore, at a point in time, the carrying value of the MRBs may be in a net asset position. The projected cash flows incorporate best estimate assumptions for policyholder behavior (including mortality, lapses, withdrawals and benefit utilization), along with an explicit risk margin to reflect a market participant's estimates of the fair value of projected cash flows and policyholder behavior. Estimates of future policyholder behavior assumptions are subjective and are based primarily on our historical experience.

Because of the dynamic and complex nature of the projected cash flows with respect to MRBs in our variable annuity, fixed annuity, and fixed index annuity contracts, risk neutral valuations are used, which are calibrated to observable interest rate and equity option prices. Estimating the underlying cash flows for these products involves judgments regarding the capital market assumptions related to expected market rates of return, market volatility, credit spreads, correlations of certain market variables, fund performance and discount rates. Additionally, estimating the underlying cash flows for these products also involves judgments regarding policyholder behavior. The portion of fees attributable to the fair value of expected benefit payments is included within the fair value measurement of these MRBs, and related fees are classified in change in the fair value of MRBs, net, as earned, consistent with other changes in the fair value of these MRBs. Any portion of the fees not attributed to the MRBs is excluded from the fair value measurement and classified in policy fees as earned.

Option pricing models are used to estimate the fair value of embedded derivatives in our fixed index annuity and life contracts, taking into account the capital market assumptions for future index growth rates, volatility of the index, future interest rates, and our ability to adjust the participation rate and the cap on fixed index credited rates in light of market conditions and policyholder behavior assumptions.

Projected cash flows are discounted using the interest rate swap curve (swap curve), which is viewed as being consistent with the credit spreads for highly-rated financial institutions (S&P AA-rated or above). A swap curve shows the fixed-rate leg of a non-complex swap against the floating rate (for example, Secured Overnight Financing Rate (SOFR)) leg of a related tenor. We also incorporate our own risk of non-performance in the valuation of MRBs and embedded derivatives associated with variable annuity, fixed annuity, fixed index annuity and life contracts. The non-performance risk adjustment (NPA) reflects a market participant's view of our claims-paying ability by incorporating an additional spread to the swap curve used to discount projected benefit cash flows. The NPA is calculated by constructing forward rates based on a weighted average of observable corporate credit indices to approximate the claims-paying ability rating of our insurance companies. The corporate credit indices are observable for the first 30 years. For years 30 to 50, the yield is derived using market observable yields. Yields for years 50 to 100 are extrapolated using a flat forward approach, maintaining a constant forward spread through the period. MRBs are measured using a NPA that is a locked-in estimate of our claims-paying ability at policy issue (locked-in NPA) as well as a NPA that reflects an estimate of our current claims-paying ability (current NPA).

When MRBs are remeasured each period, both the interest rates and current NPA are updated. Changes in the swap curve and the time value accretion of the at-issue NPA are recorded to net income while the difference between the MRBs measured using the at-issue NPA and the current NPA is recorded to OCI. For embedded derivatives, changes in the interest rates and the period-over-period change in the NPA are recorded to net income.

Fortitude Re funds withheld payable

The reinsurance transactions between AIG and Fortitude Re were structured as modco and loss portfolio transfer arrangements with funds withheld (funds withheld). As a result of the deconsolidation of Fortitude Re, AIG has established a funds withheld payable to Fortitude Re while simultaneously establishing a reinsurance asset representing reserves for the insurance coverage that Fortitude Re has assumed. The funds withheld payable contains an embedded derivative and changes in fair value of the embedded derivative related to the funds withheld payable are recognized in earnings through realized gains (losses). This embedded derivative is considered a total return swap with contractual returns that are attributable to various assets and liabilities associated with these reinsurance agreements.

Long-Term Debt

The fair value of non-structured liabilities is generally determined by using market prices from exchange or dealer markets, when available, or discounting expected cash flows using the appropriate discount rate for the applicable maturity. We determine the fair value of structured liabilities and hybrid financial instruments (where performance is linked to structured interest rates, inflation or currency risks) using the appropriate derivative valuation methodology (described above) given the nature of the embedded risk profile. In addition, adjustments are made to the valuations of both non-structured and structured liabilities to reflect our own creditworthiness based on the methodology described in "Incorporation of Credit Risk in Fair Value Measurements – Our Own Credit Risk" above.

Borrowings under obligations of guaranteed investment agreements (GIAs), which are guaranteed by us, are recorded at fair value using discounted cash flow calculations based on interest rates currently being offered for similar contracts and our current market observable implicit credit spread rates with maturities consistent with those remaining for the contracts being valued. Obligations may be called at various times prior to maturity at the option of the counterparty.

Other Liabilities

Other liabilities measured at fair value include certain securities sold under agreements to repurchase and certain securities sold but not yet purchased. Liabilities arising from securities sold under agreements to repurchase are generally treated as collateralized borrowings. We estimate the fair value of liabilities arising under these agreements by using market-observable interest rates. This methodology considers such factors as the coupon rate, yield curves and other relevant factors. Fair values for securities sold but not yet purchased are based on current market prices.

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS

The following table presents information about assets and liabilities measured at fair value on a recurring basis and indicates the level of the fair value measurement based on the observability of the inputs used:

December 31, 2023 (in millions)	Level 1	Level 2	Level 3	Counterparty Netting[a]	Cash Collateral	Total
Assets:						
Bonds available for sale:						
U.S. government and government sponsored entities	$ 35	$ 5,581	$ —	$ —	$ —	$ 5,616
Obligations of states, municipalities and political subdivisions	—	9,816	847	—	—	10,663
Non-U.S. governments	233	12,213	7	—	—	12,453
Corporate debt	—	136,753	1,679	—	—	138,432
RMBS	—	12,804	7,640	—	—	20,444
CMBS	—	13,495	633	—	—	14,128
CLO/ABS	—	13,959	16,038	—	—	29,997
Total bonds available for sale	268	204,621	26,844	—	—	231,733
Other bond securities:						
Obligations of states, municipalities and political subdivisions	—	90	1	—	—	91
Non-U.S. governments	—	37	—	—	—	37
Corporate debt	—	2,697	211	—	—	2,908
RMBS	—	105	158	—	—	263
CMBS	—	244	17	—	—	261
CLO/ABS	—	512	1,169	—	—	1,681
Total other bond securities	—	3,685	1,556	—	—	5,241
Equity securities	632	40	56	—	—	728
Other invested assets[b]	—	155	2,070	—	—	2,225
Derivative assets[c]:						
Interest rate contracts	—	2,826	460	—	—	3,286
Foreign exchange contracts	—	1,235	1	—	—	1,236
Equity contracts	7	1,187	825	—	—	2,019
Credit contracts	—	8	33	—	—	41
Other contracts	—	—	13	—	—	13
Counterparty netting and cash collateral	—	—	—	(3,864)	(2,220)	(6,084)
Total derivative assets	7	5,256	1,332	(3,864)	(2,220)	511
Short-term investments	2,635	8,137	—	—	—	10,772
Market risk benefit assets	—	—	912	—	—	912
Other assets[c]	—	—	243	—	—	243
Separate account assets	87,814	3,191	—	—	—	91,005
Total[d]	$ 91,356	$ 225,085	$ 33,013	$ (3,864)	$ (2,220)	$ 343,370
Liabilities:						
Policyholder contract deposits	$ —	$ 55	$ 7,942	$ —	$ —	$ 7,997
Market risk benefit liabilities	—	—	5,705	—	—	5,705
Derivative liabilities[c]:						
Interest rate contracts	—	3,631	—	—	—	3,631
Foreign exchange contracts	—	891	3	—	—	894
Equity contracts	2	680	63	—	—	745
Credit contracts	—	4	33	—	—	37
Other contracts	—	—	2	—	—	2
Counterparty netting and cash collateral	—	—	—	(3,864)	(1,050)	(4,914)
Total derivative liabilities	2	5,206	101	(3,864)	(1,050)	395
Fortitude Re funds withheld payable	—	—	(1,226)	—	—	(1,226)
Other liabilities	—	107	122	—	—	229
Long-term debt	—	53	—	—	—	53
Total	$ 2	$ 5,421	$ 12,644	$ (3,864)	$ (1,050)	$ 13,153

December 31, 2022 (in millions)	Level 1	Level 2	Level 3	Counterparty Netting[a]	Cash Collateral	Total
Assets:						
Bonds available for sale:						
U.S. government and government sponsored entities	$ 25	$ 6,594	$ —	$ —	$ —	$ 6,619
Obligations of states, municipalities and political subdivisions	—	11,275	824	—	—	12,099
Non-U.S. governments	158	13,326	1	—	—	13,485
Corporate debt	—	134,992	2,847	—	—	137,839
RMBS	—	11,264	7,553	—	—	18,817
CMBS	—	13,267	926	—	—	14,193
CLO/ABS	—	10,356	12,748	—	—	23,104
Total bonds available for sale	183	201,074	24,899	—	—	226,156
Other bond securities:						
Obligations of states, municipalities and political subdivisions	—	111	—	—	—	111
Non-U.S. governments	—	66	—	—	—	66
Corporate debt	—	1,976	416	—	—	2,392
RMBS	—	113	173	—	—	286
CMBS	—	303	28	—	—	331
CLO/ABS	—	389	910	—	—	1,299
Total other bond securities	—	2,958	1,527	—	—	4,485
Equity securities	518	18	39	—	—	575
Other invested assets [b]	—	145	2,075	—	—	2,220
Derivative assets[c]:						
Interest rate contracts	1	3,410	311	—	—	3,722
Foreign exchange contracts	—	1,844	—	—	—	1,844
Equity contracts	11	132	285	—	—	428
Commodity contracts	—	9	—	—	—	9
Credit contracts	—	—	32	—	—	32
Other contracts	—	—	14	—	—	14
Counterparty netting and cash collateral	—	—	—	(3,895)	(1,640)	(5,535)
Total derivative assets	12	5,395	642	(3,895)	(1,640)	514
Short-term investments	2,821	2,887	—	—	—	5,708
Market risk benefit assets	—	—	796	—	—	796
Other assets[c]	—	—	107	—	—	107
Separate account assets	81,655	3,198	—	—	—	84,853
Total	$ 85,189	$ 215,675	$ 30,085	$ (3,895)	$ (1,640)	$ 325,414
Liabilities:						
Policyholder contract deposits	$ —	$ 41	$ 5,367	$ —	$ —	$ 5,408
Market risk benefit liabilities	—	—	4,736	—	—	4,736
Derivative liabilities[c]:						
Interest rate contracts	—	4,838	—	—	—	4,838
Foreign exchange contracts	—	1,138	—	—	—	1,138
Equity contracts	2	10	14	—	—	26
Credit contracts	—	9	32	—	—	41
Counterparty netting and cash collateral	—	—	—	(3,895)	(1,917)	(5,812)
Total derivative liabilities	2	5,995	46	(3,895)	(1,917)	231
Fortitude Re funds withheld payable	—	—	(2,235)	—	—	(2,235)
Other liabilities	—	—	112	—	—	112
Long-term debt	—	56	—	—	—	56
Total	$ 2	$ 6,092	$ 8,026	$ (3,895)	$ (1,917)	$ 8,308

(a) Represents netting of derivative exposures covered by qualifying master netting agreements.

(b) Excludes investments that are measured at fair value using the net asset value (NAV) per share (or its equivalent), which totaled $9.5 billion and $9.8 billion as of December 31, 2023 and 2022, respectively.

(c) Presented as part of Other assets and Other liabilities on the Consolidated Balance Sheets.

(d) Excludes $182 million of assets reclassified to Assets held for sale on the Consolidated Balance Sheets.

CHANGES IN LEVEL 3 RECURRING FAIR VALUE MEASUREMENTS

The following tables present changes during the years ended December 31, 2023 and 2022 in Level 3 assets and liabilities measured at fair value on a recurring basis, and the realized and unrealized gains (losses) related to the Level 3 assets and liabilities in the Consolidated Balance Sheets at December 31, 2023 and 2022:

(in millions)	Fair Value Beginning of Year	MRBs and Net Realized and Unrealized Gains (Losses) Included in Income	Other Comprehensive Income (Loss)	Purchases, Sales, Issuances and Settlements, Net	Gross Transfers In	Gross Transfers Out	Other	Fair Value End of Year	Changes in Unrealized Gains (Losses) Included in Income on Instruments Held at End of Year	Changes in Unrealized Gains (Losses) Included in Other Comprehensive Income (Loss) for Recurring Level 3 Instruments Held at End of Year
December 31, 2023										
Assets:										
Bonds available for sale:										
Obligations of states, municipalities and political subdivisions	$ 824 $	(2) $	67 $	(31) $	— $	(11) $	— $	847 $	— $	35
Non-U.S. governments	1	1	1	(5)	11	(2)	—	7	—	1
Corporate debt	2,847	(104)	24	(595)	818	(1,295)	(16)	1,679	—	(24)
RMBS	7,553	430	12	(249)	33	(139)	—	7,640	—	(63)
CMBS	926	(23)	(49)	(58)	223	(386)	—	633	—	(94)
CLO/ABS	12,748	228	408	2,070	675	(251)	160	16,038	—	243
Total bonds available for sale	24,899	530	463	1,132	1,760	(2,084)	144	26,844	—	98
Other bond securities:										
Obligations of states, municipalities and political subdivisions	—	—	—	1	—	—	—	1	—	—
Corporate debt	416	(14)	—	—	—	(191)	—	211	(15)	—
RMBS	173	9	—	(24)	—	—	—	158	(5)	—
CMBS	28	(4)	—	(7)	—	—	—	17	—	—
CLO/ABS	910	68	—	153	5	(47)	80	1,169	(36)	—
Total other bond securities	1,527	59	—	123	5	(238)	80	1,556	(56)	—
Equity securities	39	1	—	27	10	(20)	(1)	56	1	—
Other invested assets	2,075	(150)	11	90	44	—	—	2,070	(151)	—
Other assets	107	—	—	136	—	—	—	243	—	—
Total[a]	$ 28,647 $	440 $	474 $	1,508 $	1,819 $	(2,342) $	223 $	30,769 $	(206) $	98

(in millions)	Fair Value Beginning of Year	MRBs and Net Realized and Unrealized (Gains) Losses Included in Income	Other Comprehensive Income (Loss)	Purchases, Sales, Issuances and Settlements, Net	Gross Transfers In	Gross Transfers Out	Other	Fair Value End of Year	Changes in Unrealized Gains (Losses) Included in Income on Instruments Held at End of Year	Changes in Unrealized Gains (Losses) Included in Other Comprehensive Income (Loss) for Recurring Level 3 Instruments Held at End of Year
Liabilities:										
Policyholder contract deposits	$ 5,367 $	1,464 $	— $	1,111 $	— $	— $	— $	7,942 $	(733) $	—
Derivative liabilities, net:										
Interest rate contracts	(311)	11	—	(160)	—	—	—	(460)	82	—
Foreign exchange contracts	—	2	—	—	—	—	—	2	(2)	—
Equity contracts	(271)	99	—	(590)	—	—	—	(762)	438	—
Other contracts	(14)	(64)	—	67	—	—	—	(11)	64	—
Total derivative liabilities, net[b]	(596)	48	—	(683)	—	—	—	(1,231)	582	—
Fortitude Re funds withheld payable	(2,235)	2,007	—	(998)	—	—	—	(1,226)	(872)	—
Other Liabilities	112	10	—	—	—	—	—	122	—	—
Total[c]	$ 2,648 $	3,529 $	— $	(570) $	— $	— $	— $	5,607 $	(1,023) $	—

(in millions)	Fair Value Beginning of Year	MRBs and Net Realized and Unrealized Gains (Losses) Included in Income	Other Comprehensive Income (Loss)	Purchases, Sales, Issuances and Settlements, Net	Gross Transfers In	Gross Transfers Out	Other	Fair Value End of Year	Changes in Unrealized Gains (Losses) Included in Income on Instruments Held at End of Year	Changes in Unrealized Gains (Losses) Included in Other Comprehensive Income (Loss) for Recurring Level 3 Instruments Held at End of Year
December 31, 2022										
Assets:										
Bonds available for sale:										
Obligations of states, municipalities and political subdivisions	$ 1,431	$ 1	$ (533)	$ (104)	$ 40	$ (11)	$ —	$ 824	$ —	$ (223)
Non-U.S. governments	7	1	3	(10)	3	(3)	—	1	—	(1)
Corporate debt	2,641	37	(238)	(87)	1,155	(661)	—	2,847	—	(217)
RMBS	10,378	452	(1,319)	(1,511)	8	(455)	—	7,553	—	(504)
CMBS	1,190	7	(162)	137	102	(348)	—	926	—	(133)
CLO/ABS	11,215	114	(1,658)	3,279	2,003	(2,205)	—	12,748	—	(1,605)
Total bonds available for sale	26,862	612	(3,907)	1,704	3,311	(3,683)	—	24,899	—	(2,683)
Other bond securities:										
Corporate debt	134	(5)	—	158	334	(205)	—	416	(2)	—
RMBS	196	(39)	—	16	—	—	—	173	(38)	—
CMBS	35	(6)	—	(1)	—	—	—	28	(4)	—
CLO/ABS	2,332	(233)	—	(1,182)	77	(84)	—	910	(156)	—
Total other bond securities	2,697	(283)	—	(1,009)	411	(289)	—	1,527	(200)	—
Equity securities	6	(1)	—	27	16	(9)	—	39	(1)	—
Other invested assets	1,948	338	(22)	(26)	47	(210)	—	2,075	355	—
Other assets	114	—	—	(7)	—	—	—	107	—	—
Total[a]	$ 31,627	$ 666	$ (3,929)	$ 689	$ 3,785	$ (4,191)	$ —	$ 28,647	$ 154	$ (2,683)

(in millions)	Fair Value Beginning of Year	MRBs and Net Realized and Unrealized (Gains) Losses Included in Income	Other Comprehensive Income (Loss)	Purchases, Sales, Issuances and Settlements, Net	Gross Transfers In	Gross Transfers Out	Other	Fair Value End of Year	Changes in Unrealized Gains (Losses) Included in Income on Instruments Held at End of Year	Changes in Unrealized Gains (Losses) Included in Other Comprehensive Income (Loss) for Recurring Level 3 Instruments Held at End of Year
Liabilities:										
Policyholder contract deposits	$ 5,572	$ (1,107)	$ —	$ 902	$ —	$ —	$ —	$ 5,367	$ 1,363	$ —
Derivative liabilities, net:										
Interest rate contracts	—	9	—	(245)	(81)	6	—	(311)	71	—
Foreign exchange contracts	(1)	—	—	1	—	—	—	—	(1)	—
Equity contracts	(444)	487	—	(313)	—	(1)	—	(271)	(246)	—
Credit contracts	30	3	—	(1)	—	—	(32)	—	(31)	—
Other contracts	(13)	(65)	—	64	—	—	—	(14)	65	—
Total derivative liabilities, net[b]	(428)	434	—	(494)	(81)	5	(32)	(596)	(142)	—
Fortitude Re funds withheld payable	5,922	(7,481)	—	(676)	—	—	—	(2,235)	7,729	—
Other liabilities	—	—	—	112	—	—	—	112	—	—
Total[c]	$ 11,066	$ (8,154)	$ —	$ (156)	$ (81)	$ 5	$ (32)	$ 2,648	$ 8,950	$ —

(a) Excludes MRB assets of $912 million at December 31, 2023 and $796 million at December 31, 2022. *For additional information, see Note 14.*

(b) Total Level 3 derivative exposures have been netted in these tables for presentation purposes only.

(c) Excludes MRB liabilities of $5.7 billion at December 31, 2023 and $4.7 billion at December 31, 2022. *For additional information, see Note 14.*

Market risk benefits and net realized and unrealized gains and losses included in income related to Level 3 assets and liabilities shown above are reported in the Consolidated Statements of Income (Loss) as follows:

(in millions)	Net Investment Income	Net Realized Gains (Losses)	Change in the fair value of market risk benefits, net[c]	Other Income	Total
December 31, 2023					
Assets:					
Bonds available for sale	$ 592	$ (62)	$ —	$ —	$ 530
Other bond securities	59	—	—	—	59
Equity securities	1	—	—	—	1
Other invested assets	(146)	(4)	—	—	(150)
December 31, 2022					
Assets:					
Bonds available for sale	$ 694	$ (82)	$ —	$ —	612
Other bond securities	(283)	—	—	—	(283)
Equity securities	(1)	—	—	—	(1)
Other invested assets	346	(8)	—	—	338

(in millions)	Net Investment Income	Net Realized (Gains) Losses	Change in the fair value of market risk benefits, net[c]	Other Income	Total
December 31, 2023					
Liabilities:					
Policyholder contract deposits[a]	$ —	$ 1,464	$ —	$ —	$ 1,464
Market risk benefit liabilities, net[b]	—	(3)	(1,125)	—	(1,128)
Derivative liabilities, net	—	70	40	(62)	48
Fortitude Re funds withheld payable	—	2,007	—	—	2,007
Other Liabilities	—	10	—	—	10
December 31, 2022					
Liabilities:					
Policyholder contract deposits[a]	$ —	$ (1,107)	$ —	$ —	(1,107)
Market risk benefit liabilities, net[b]	—	—	(2,344)	—	(2,344)
Derivative liabilities, net	—	520	(25)	(61)	434
Fortitude Re funds withheld payable	—	(7,481)	—	—	(7,481)

(a) Primarily embedded derivatives.

(b) Market risk benefit assets and liabilities have been netted in the above table for presentation purposes only.

(c) The portion of the fair value change attributable to own credit risk is recognized in OCI.

The following table presents the gross components of purchases, sales, issuances and settlements, net, shown above, for the years ended December 31, 2023 and 2022 related to Level 3 assets and liabilities in the Consolidated Balance Sheets:

(in millions)	Purchases	Sales	Issuances and Settlements[a]	Purchases, Sales, Issuances and Settlements, Net[a]
December 31, 2023				
Assets:				
Bonds available for sale:				
Obligations of states, municipalities and political subdivisions	$ 1	$ (27)	$ (5)	$ (31)
Non-U.S. governments	—	—	(5)	(5)
Corporate debt	229	(34)	(790)	(595)
RMBS	935	(67)	(1,117)	(249)
CMBS	10	(50)	(18)	(58)
CLO/ABS	3,040	(450)	(520)	2,070
Total bonds available for sale	4,215	(628)	(2,455)	1,132
Other bond securities:				
Obligations of states, municipalities and political subdivisions	3	(2)	—	1
Corporate debt	204	—	(204)	—
RMBS	6	—	(30)	(24)
CMBS	—	(7)	—	(7)
CLO/ABS	269	(20)	(96)	153
Total other bond securities	482	(29)	(330)	123

(in millions)	Purchases	Sales	Issuances and Settlements[a]	Purchases, Sales, Issuances and Settlements, Net[a]
Equity securities	32	(2)	(3)	27
Other invested assets	263	—	(173)	90
Other assets	130	—	6	136
Total	$ 5,122	$ (659)	$ (2,955)	$ 1,508
Liabilities:				
Policyholder contract deposits	$ —	$ 1,428	$ (317)	$ 1,111
Derivative liabilities, net	(1,156)	28	445	(683)
Fortitude Re funds withheld payable	—	—	(998)	(998)
Total	$ (1,156)	$ 1,456	$ (870)	$ (570)
December 31, 2022				
Assets:				
Bonds available for sale:				
Obligations of states, municipalities and political subdivisions	$ 6	$ (72)	$ (38)	$ (104)
Non-U.S. governments	—	—	(10)	(10)
Corporate Debt	143	(79)	(151)	(87)
RMBS	391	(76)	(1,826)	(1,511)
CMBS	195	(17)	(41)	137
CLO/ABS	3,655	(25)	(351)	3,279
Total bonds available for sale	4,390	(269)	(2,417)	1,704
Other bond securities:				
Corporate debt	26	—	132	158
RMBS	62	(5)	(41)	16
CMBS	—	(1)	—	(1)
CLO/ABS	750	(1,530)	(402)	(1,182)
Total other bond securities	838	(1,536)	(311)	(1,009)
Equity securities	27	(1)	1	27
Other invested assets	682	—	(708)	(26)
Other assets	—	—	(7)	(7)
Total	$ 5,937	$ (1,806)	$ (3,442)	$ 689
Liabilities:				
Policyholder contract deposits	$ —	$ 923	$ (21)	$ 902
Derivative liabilities, net	(687)	12	181	(494)
Fortitude Re funds withheld payable	—	—	(676)	(676)
Other liabilities	—	—	112	112
Total	$ (687)	$ 935	$ (404)	$ (156)

(a) There were no issuances during the years ended December 31, 2023 and 2022.

Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3 in the tables above. As a result, the unrealized gains (losses) on instruments held at December 31, 2023 and 2022 may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable inputs (e.g., changes in unobservable long-dated volatilities).

Transfers of Level 3 Assets and Liabilities

The Net realized and unrealized gains (losses) included in income (loss) or OCI as shown in the table above excludes $25 million and $(128) million of net gains (losses) related to assets and liabilities transferred into Level 3 during the years ended December 31, 2023 and 2022, respectively, and includes $(34) million and $(129) million of net gains (losses) related to assets and liabilities transferred out of Level 3 during the years ended December 31, 2023 and 2022, respectively.

Transfers of Level 3 Assets

During the years ended December 31, 2023 and 2022, transfers into Level 3 assets primarily included certain investments in private placement corporate debt, RMBS, CMBS and CLO/ABS. Transfers of private placement corporate debt and certain ABS into Level 3 assets were primarily the result of limited market pricing information that required us to determine fair value for these securities based on inputs that are adjusted to better reflect our own assumptions regarding the characteristics of a specific security or associated market liquidity. The transfers of investments in RMBS, CMBS and CLO and certain ABS into Level 3 assets were due to diminished market transparency and liquidity for individual security types.

During the years ended December 31, 2023 and 2022, transfers out of Level 3 assets primarily included certain investments in private placement corporate debt, RMBS, CMBS and CLO/ABS. Transfers of private placement corporate debt and certain ABS into Level 3 assets were primarily the result of limited market pricing information that required us to determine fair value for these securities based on inputs that are adjusted to better reflect our own assumptions regarding the characteristics of a specific security or associated market liquidity. The transfers of investments in RMBS, CMBS and CLO and certain ABS into Level 3 assets were due to diminished market transparency and liquidity for individual security types.

Transfers of Level 3 Liabilities

There were no significant transfers of derivative or other liabilities into or out of Level 3 for the year ended December 31, 2023. During the year ended December 31, 2022, transfers of derivatives into Level 3 were primarily due to increased long-dated European swaption activity with SOFR tenors.

QUANTITATIVE INFORMATION ABOUT LEVEL 3 FAIR VALUE MEASUREMENTS

The table below presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level 3 instruments, and includes only those instruments for which information about the inputs is reasonably available to us, such as data from independent third-party valuation service providers. Because input information from third-parties with respect to certain Level 3 instruments (primarily CLO/ABS) may not be reasonably available to us, balances shown below may not equal total amounts reported for such Level 3 assets and liabilities:

(in millions)	Fair Value at December 31, 2023	Valuation Technique	Unobservable Input[b]	Range (Weighted Average)[c]
Assets:				
Obligations of states, municipalities and political subdivisions	$ 824	Discounted cash flow	Yield	4.97% - 5.31% (5.14%)
Corporate debt	1,803	Discounted cash flow	Yield	5.19% - 8.48% (6.83%)
RMBS[a]	4,656	Discounted cash flow	Constant prepayment rate	4.34% - 9.99% (7.17%)
			Loss severity	33.56% - 87.59% (60.57%)
			Constant default rate	0.76% - 2.56% (1.66%)
			Yield	6.13% - 7.41% (6.77%)
CLO/ABS[a]	14,242	Discounted cash flow	Yield	5.62% - 7.89% (6.76%)
CMBS	587	Discounted cash flow	Yield	5.62% - 17.85% (11.73%)
Market risk benefit assets	912	Discounted cash flow	Equity volatility	6.25% - 49.75%
			Base lapse rate	0.16% - 28.80%
			Dynamic lapse multiplier[e]	20.00% - 186.18%
			Mortality multiplier[e][f]	38.25% - 160.01%
			Utilization[h]	80.00% - 100.00%
			Equity / interest rate correlation	0.00% - 30.00%
			NPA[g]	0.00% - 2.29%
Liabilities[d]:				
Market risk benefit liabilities:				
Variable annuities guaranteed benefits	2,174	Discounted cash flow	Equity volatility	6.25% - 49.75%
			Base lapse rate	0.16% - 28.80%
			Dynamic lapse multiplier[e]	20.00% - 186.18%
			Mortality multiplier[e][f]	38.25% - 160.01%
			Utilization[h]	80.00% - 100.00%
			Equity / interest rate correlation	0.00% - 30.00%
			NPA[g]	0.00% - 2.29%
Fixed annuities guaranteed benefits	1,111	Discounted cash flow	Base lapse rate	0.20% - 15.75%
			Dynamic lapse multiplier[e]	20.00% - 186.18%
			Mortality multiplier[e][f]	40.26% - 168.43%
			Utilization[h]	90.00% - 97.50%
			NPA[g]	0.00% - 2.29%
Fixed index annuities guaranteed benefits	2,420	Discounted cash flow	Equity volatility	6.25% - 49.75%
			Base lapse rate	0.20% - 50.00%
			Dynamic lapse multiplier[e]	20.00% - 186.18%
			Mortality multiplier[e][f]	24.00% - 146.00%

(in millions)	Fair Value at December 31, 2023	Valuation Technique	Unobservable Input[b]	Range (Weighted Average)[c]
			Utilization[h]	60.00% - 97.50%
			Option budget	0.00% - 6.00%
			Equity / interest rate correlation	0.00% - 30.00%
			NPA[g]	0.00% - 2.29%
Embedded derivatives within Policyholder contract deposits:				
Index credits on fixed index annuities[i]	6,953	Discounted cash flow	Equity volatility	6.25% - 49.75%
			Base lapse rate	0.20% - 50.00%
			Dynamic lapse multiplier[e]	20.00% - 186.18%
			Mortality multiplier[e][f]	24.00% - 146.00%
			Utilization[h]	60.00% - 97.50%
			Option budget	0.00% - 6.00%
			Equity / interest rate correlation	0.00% - 30.00%
			NPA[g]	0.00% - 2.29%
Index life	989	Discounted cash flow	Base lapse rate	0.00% - 37.97%
			Mortality rate	0.00% - 100.00%
			Equity volatility	5.85% - 20.36%
			NPA[g]	0.00% - 2.29%

(in millions)	Fair Value at December 31, 2022	Valuation Technique	Unobservable Input[b]	Range (Weighted Average)[c]
Assets:				
Obligations of states, municipalities and political subdivisions	$ 799	Discounted cash flow	Yield	5.28% - 5.94% (5.61%)
Corporate debt	2,527	Discounted cash flow	Yield	4.98% - 9.36% (7.17%)
RMBS[a]	5,235	Discounted cash flow	Constant prepayment rate	4.89% - 10.49% (7.69%)
			Loss severity	45.06% - 76.87% (60.97%)
			Constant default rate	0.82% - 2.72% (1.77%)
			Yield	5.98% - 7.75% (6.87%)
CLO/ABS[a]	7,503	Discounted cash flow	Yield	6.00% - 7.97% (6.99%)
CMBS	587	Discounted cash flow	Yield	4.06% - 13.14% (8.60%)
Market risk benefit assets	796	Discounted cash flow	Equity volatility	6.45% - 50.75%
			Base lapse rate	0.16% - 28.80%
			Dynamic lapse multiplier[e]	20.00% - 186.18%
			Mortality multiplier[e][f]	38.25% - 160.01%
			Utilization[h]	80.00% - 100.00%
			Equity / interest rate correlation	0.00% - 30.00%
			NPA[g]	0.00% - 2.03%
Liabilities[d]:				
Market risk benefit liabilities:				
Variable annuities guaranteed benefits	2,358	Discounted cash flow	Equity volatility	6.45% - 50.75%
			Base lapse rate	0.16% - 28.80%
			Dynamic lapse multiplier[e]	20.00% - 186.18%
			Mortality multiplier[e][f]	38.25% - 160.01%
			Utilization[h]	80.00% - 100.00%
			Equity / interest rate correlation	0.00% - 30.00%
			NPA[g]	0.00% - 2.03%
Fixed annuities guaranteed benefits	680	Discounted cash flow	Base lapse rate	0.20% - 15.75%
			Dynamic lapse multiplier[e]	20.00% - 186.16%
			Mortality multiplier[e][f]	40.26% - 168.43%
			Utilization[h]	90.00% - 97.50%
			NPA[g]	0.00% - 2.03%
Fixed index annuities guaranteed benefits	1,698	Discounted cash flow	Equity volatility	6.45% - 50.75%
			Base lapse rate	0.20% - 50.00%
			Dynamic lapse multiplier[e]	20.00% - 186.18%
			Mortality multiplier[e][f]	24.00% - 180.00%
			Utilization[h]	60.00% - 97.50%

(in millions)	Fair Value at December 31, 2022	Valuation Technique	Unobservable Input[b]	Range (Weighted Average)[c]
			Option budget	0.00% - 5.00%
			Equity / interest rate correlation	0.00% - 30.00%
			NPA[g]	0.00% - 2.03%
Embedded derivatives within Policyholder contract deposits:				
Index credits on fixed index annuities[i]	4,657	Discounted cash flow	Equity volatility	6.45% - 50.75%
			Base lapse rate	0.20% - 50.00%
			Dynamic lapse multiplier[e]	20.00% - 186.18%
			Mortality multiplier[e][f]	24.00% - 180.00%
			Utilization[h]	60.00% - 97.50%
			Option budget	0.00% - 5.00%
			Equity / interest rate correlation	0.00% - 30.00%
			NPA[g]	0.00% - 2.03%
Index life	710	Discounted cash flow	Base lapse rate	0.00% - 37.97%
			Mortality rate	0.00% - 100.00%
			Equity volatility	5.75% - 23.63%
			NPA[g]	0.00% - 2.03%

(a) Information received from third-party valuation service providers. The ranges of the unobservable inputs for constant prepayment rate, loss severity and constant default rate relate to each of the individual underlying mortgage loans that comprise the entire portfolio of securities in the RMBS and CLO securitization vehicles and not necessarily to the securitization vehicle bonds (tranches) purchased by us. The ranges of these inputs do not directly correlate to changes in the fair values of the tranches purchased by us, because there are other factors relevant to the fair values of specific tranches owned by us including, but not limited to, purchase price, position in the waterfall, senior versus subordinated position and attachment points.

(b) Represents discount rates, estimates and assumptions that we believe would be used by market participants when valuing these assets and liabilities.

(c) The weighted averaging for fixed maturity securities is based on the estimated fair value of the securities. Because the valuation methodology for embedded derivatives with policyholder contract deposits and market risk benefits uses a range of inputs that vary at the contract level over the cash flow projection period, management believes that presenting a range, rather than weighted average, is a more meaningful representation of the unobservable inputs used in the valuation.

(d) The Fortitude Re funds withheld payable has been excluded from the above table. As discussed in Note 8, the Fortitude Re funds withheld payable is created through modco and funds withheld reinsurance arrangements where the investments supporting the reinsurance agreements are withheld by, and continue to reside on AIG's balance sheet. This embedded derivative is valued as a total return swap with reference to the fair value of the invested assets held by AIG. Accordingly, the unobservable inputs utilized in the valuation of the embedded derivative are a component of the invested assets supporting the reinsurance agreements that are held on AIG's balance sheet.

(e) The ranges for these inputs vary due to the different guaranteed minimum withdrawal benefits (GMWB) product specification and policyholder characteristics across in-force policies. Policyholder characteristics that affect these ranges include age, policy duration, and gender.

(f) Mortality inputs are shown as multipliers of the 2012 Individual Annuity Mortality Basic table.

(g) The NPA applied as a spread over risk-free curve for discounting.

(h) The partial withdrawal utilization unobservable input range shown applies only to policies with guaranteed minimum withdrawal benefit riders. The total embedded derivative liability at December 31, 2023 and 2022 was approximately $1.5 billion and $1.1 billion, respectively.

(i) The fixed index annuities embedded derivative associated with index credits related to the contracts with guaranteed product features included in policyholder contract deposits was $1.5 billion and $1.1 billion at December 31, 2023 and 2022, respectively.

The ranges of reported inputs for Obligations of states, municipalities and political subdivisions, Corporate debt, RMBS, CLO/ABS, and CMBS valued using a discounted cash flow technique consist of one standard deviation in either direction from the value-weighted average. The preceding table does not give effect to our risk management practices that might offset risks inherent in these Level 3 assets and liabilities.

Interrelationships Between Unobservable Inputs

We consider unobservable inputs to be those for which market data is not available and that are developed using the best information available to us about the assumptions that market participants would use when pricing the asset or liability. Relevant inputs vary depending on the nature of the instrument being measured at fair value. The following paragraphs provide a general description of significant unobservable inputs along with interrelationships between and among the significant unobservable inputs and their impact on the fair value measurements. In practice, simultaneous changes in assumptions may not always have a linear effect on the inputs discussed below. Interrelationships may also exist between observable and unobservable inputs. Such relationships have not been included in the discussion below. For each of the individual relationships described below, the inverse relationship would also generally apply.

Fixed Maturity Securities

The significant unobservable input used in the fair value measurement of fixed maturity securities is yield. The yield is affected by the market movements in credit spreads and U.S. Treasury yields. The yield may be affected by other factors including constant prepayment rates, loss severity, and constant default rates. In general, increases in the yield would decrease the fair value of investments, and conversely, decreases in the yield would increase the fair value of investments.

MRBs and Embedded Derivatives within Policyholder Contract Deposits

For MRBs and embedded derivatives, the assumptions for unobservable inputs vary throughout the period over which cash flows are projected for valuation purposes. The following are applicable unobservable inputs:

- Long-term equity volatilities represent equity volatility beyond the period for which observable equity volatilities are available. Increases in assumed volatility will generally increase the fair value of both the projected cash flows from rider fees as well as the projected cash flows related to benefit payments. Therefore, the net change in the fair value of the liability may be either a decrease or an increase, depending on the relative changes in projected rider fees and projected benefit payments.

- Equity and interest rate correlation estimates the relationship between changes in equity returns and interest rates in the economic scenario generator used to value our MRBs. In general, a higher positive correlation assumes that equity markets and interest rates move in a more correlated fashion, which generally increases the fair value of the liability. Only our fixed index annuities with a GMWB rider are subject to the equity and interest correlation assumption. Other policies such as accumulation fixed index annuity and life products do not use a correlation assumption.

- Base lapse rate assumptions are determined by company experience and judgment and are adjusted at the contract level using a dynamic lapse function, which reduces the base lapse rate when the contract is in-the-money (when the contract holder's guaranteed value, as estimated by the company, is worth more than their underlying account value). Lapse rates are also generally assumed to be lower in periods when a surrender charge applies. Increases in assumed lapse rates will generally decrease the fair value of the liability as fewer policyholders would persist to collect guaranteed benefit amounts.

- Mortality rate assumptions, which vary by age and gender, are based on company experience and include a mortality improvement assumption. Increases in assumed mortality rates will decrease the fair value of the GMWB liability, while lower mortality rate assumptions will generally increase the fair value of the liability because guaranteed withdrawal payments will be made for a longer period of time and generally exceed any decrease in guaranteed death benefits.

- Utilization assumptions estimate the timing when policyholders with a GMWB will elect to utilize their benefit and begin taking withdrawals. The assumptions may vary by the type of guarantee, tax-qualified status, the contract's withdrawal history and the age of the policyholder. Utilization assumptions are based on company experience, which includes partial withdrawal behavior. Increases in assumed utilization rates will generally increase the fair value of the liability.

- Non-performance or "own credit" risk adjustment used in the valuation of MRBs and embedded derivatives, which reflects a market participant's view of our claims-paying ability by incorporating a different spread (the NPA spread) to the curve used to discount projected benefit cash flows. When corporate credit spreads widen, the change in the NPA spread generally reduces the fair value of the MRBs and embedded derivatives, resulting in a gain in AOCI or Net realized gains (losses), respectively, and when corporate credit spreads narrow or tighten, the change in the NPA spread generally increases the fair value of the MRBs and embedded derivatives, resulting in a loss in AOCI or Net realized gains (losses), respectively.

- The projected cash flows incorporate best estimate assumptions for policyholder behavior (including mortality, lapses, withdrawals and benefit utilization), along with an explicit risk margin to reflect a market participant's estimates of the fair value of projected cash flows and policyholder behavior. Estimates of future policyholder behavior assumptions are subjective and based primarily on our historical experience.

- For embedded derivatives, option budgets estimate the expected long-term cost of options used to hedge exposures associated with index price changes. The level of option budgets determines future costs of the options, which impacts the growth in account value and the valuation of embedded derivatives.

Embedded Derivatives within Reinsurance Contracts

The fair value of embedded derivatives associated with funds withheld reinsurance contracts is determined based upon a total return swap technique with reference to the fair value of the investments held by AIG related to AIG's funds withheld payable. The fair value of the underlying assets is generally based on market observable inputs using industry standard valuation techniques. The valuation also requires certain significant inputs, which are generally not observable, and accordingly, the valuation is considered Level 3 in the fair value hierarchy.

INVESTMENTS IN CERTAIN ENTITIES CARRIED AT FAIR VALUE USING NET ASSET VALUE PER SHARE

The following table includes information related to our investments in certain other invested assets, including private equity funds, hedge funds and other alternative investments that calculate net asset value per share (or its equivalent). For these investments, which are measured at fair value on a recurring basis, we use the net asset value per share to measure fair value.

		December 31, 2023		December 31, 2022	
(in millions)	Investment Category Includes	Fair Value Using NAV Per Share (or its equivalent)	Unfunded Commitments	Fair Value Using NAV Per Share (or its equivalent)	Unfunded Commitments
Investment Category					
Private equity funds:					
Leveraged buyout	Debt and/or equity investments made as part of a transaction in which assets of mature companies are acquired from the current shareholders, typically with the use of financial leverage	$ 3,617	$ 2,313	$ 3,146	$ 2,448
Real assets	Investments in real estate properties, agricultural and infrastructure assets, including power plants and other energy producing assets	1,814	782	1,851	840
Venture capital	Early-stage, high-potential, growth companies expected to generate a return through an eventual realization event, such as an initial public offering or sale of the company	270	141	272	183
Growth equity	Funds that make investments in established companies for the purpose of growing their businesses	680	117	732	60
Mezzanine	Funds that make investments in the junior debt and equity securities of leveraged companies	292	98	598	142
Other	Includes distressed funds that invest in securities of companies that are in default or under bankruptcy protection, as well as funds that have multi- strategy, and other strategies	2,125	297	1,829	391
Total private equity funds		**8,798**	**3,748**	8,428	4,064
Hedge funds:					
Event-driven	Securities of companies undergoing material structural changes, including mergers, acquisitions and other reorganizations	18	—	92	—
Long-short	Securities that the manager believes are undervalued, with corresponding short positions to hedge market risk	549	—	696	—
Macro	Investments that take long and short positions in financial instruments based on a top-down view of certain economic and capital market conditions	69	—	414	—
Other	Includes investments held in funds that are less liquid, as well as other strategies which allow for broader allocation between public and private investments	74	—	192	—
Total hedge funds		**710**	**—**	1,394	—
Total		**$ 9,508**	**$ 3,748**	$ 9,822	$ 4,064

Private equity fund investments included above are not redeemable, because distributions from the funds will be received when underlying investments of the funds are liquidated. Private equity funds are generally expected to have 10-year lives at their inception, but these lives may be extended at the fund manager's discretion, typically in one-year or two-year increments.

The majority of our hedge fund investments are redeemable upon a single month or quarter's notice, though redemption terms vary from single, immediate withdrawals, to withdrawals staggered up to eight quarters. Some of the portfolio consists of illiquid run-off or "side-pocket" positions whose liquidation horizons are uncertain and likely beyond a year after submission of the redemption notice.

FAIR VALUE OPTION

Under the fair value option, we may elect to measure at fair value financial assets and financial liabilities that are not otherwise required to be carried at fair value. Subsequent changes in fair value for designated items are reported in earnings. We elect the fair value option for certain hybrid securities given the complexity of bifurcating the economic components associated with the embedded derivatives.

For additional information related to embedded derivatives, see Note 11.

Additionally, we elect the fair value option for certain alternative investments when such investments are eligible for this election. We believe this measurement basis is consistent with the applicable accounting guidance used by the respective investment company funds themselves.

For additional information on securities and other invested assets for which we have elected the fair value option, see Note 6.

The following table presents the gains or losses recorded related to the eligible instruments for which we elected the fair value option:

Years Ended December 31,	Gain (Loss)		
(in millions)	2023	2022	2021
Assets:			
Other bond securities[a]	$ 382	$ (822)	$ (12)
Alternative investments[b]	334	224	1,650
Liabilities:			
Long-term debt[c]	3	225	66
Total gain (loss)	$ 719	$ (373)	$ 1,704

(a) Includes certain securities supporting the funds withheld arrangements with Fortitude Re. *For additional information regarding the gains and losses for Other bond securities, see Note 6. For additional information regarding the funds withheld arrangements with Fortitude Re, see Note 8.*

(b) Includes certain hedge funds, private equity funds and other investment partnerships.

(c) Includes GIAs, notes, bonds and mortgages payable.

Interest income and dividend income on assets measured under the fair value option are recognized and included in Net investment income in the Consolidated Statements of Income. Interest expense on liabilities measured under the fair value option is reported in Other Income in the Consolidated Statements of Income.

For additional information about our policies for recognition, measurement, and disclosure of interest and dividend income, see Note 6.

We calculate the effect of these credit spread changes using discounted cash flow techniques that incorporate current market interest rates, our observable credit spreads on these liabilities and other factors that mitigate the risk of nonperformance such as cash collateral posted.

The following table presents the difference between fair value and the aggregate contractual principal amount of long-term debt for which the fair value option was elected:

	December 31, 2023			December 31, 2022		
(in millions)	Fair Value	Outstanding Principal Amount	Difference	Fair Value	Outstanding Principal Amount	Difference
Liabilities:						
Long-term debt*	$ 53	$ 44	$ 9	$ 56	$ 45	$ 11

* Includes GIAs, notes, bonds, loans and mortgages payable.

FAIR VALUE MEASUREMENTS ON A NON-RECURRING BASIS

We measure the fair value of certain assets on a non-recurring basis, generally quarterly, annually or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. These assets include cost and equity-method investments, commercial mortgage loans and commercial loans, investments in real estate and other fixed assets, goodwill and other intangible assets.

For additional information about how we test various asset classes for impairment, see Notes 6 and 7.

Information regarding the estimation of fair value for financial instruments measured at fair value on a non-recurring basis is discussed below.

Impairments for Other investments primarily relate to real estate investments as well as commercial loans and commercial mortgage loans, the fair value determination for which is discussed above under the heading Valuation Methodologies of Financial Instruments Measured at Fair Value.

The following table presents assets measured at fair value on a non-recurring basis at the time of impairment and the related impairment charges recorded during the periods presented:

| (in millions) | Assets at Fair Value Non-Recurring Basis | | | | Impairment Charges December 31, | | |
	Level 1	Level 2	Level 3	Total	**2023**	2022	2021
December 31, 2023							
Other investments	$ —	$ —	$ 80	$ 80	$ **13**	$ 25	$ 6
Other assets	—	—	—	—	**121**	1	67
Total	$ —	$ —	$ 80	$ 80	$ **134**	$ 26	$ 73
December 31, 2022							
Other investments	$ —	$ —	$ 12	$ 12			
Total	$ —	$ —	$ 12	$ 12			

In addition to the assets presented in the table above, AIG had $163 million of loans held for sale which are carried at fair value at December 31, 2022. There are no loans that were carried at fair value as of December 31, 2023. There are no associated impairment charges.

FAIR VALUE INFORMATION ABOUT FINANCIAL INSTRUMENTS NOT MEASURED AT FAIR VALUE

Information regarding the estimation of fair value for financial instruments not carried at fair value (excluding insurance contracts and lease contracts) is discussed below:

• **Mortgage and other loans receivable:** Fair values of loans on commercial real estate and other loans receivable are estimated for disclosure purposes using discounted cash flow calculations based on discount rates that we believe market participants would use in determining the price that they would pay for such assets. For certain loans, our current incremental lending rates for similar types of loans are used as the discount rates, because we believe this rate approximates the rates market participants would use. Fair values of residential mortgage loans are generally determined based on market prices, using market based adjustments for credit and servicing as appropriate. The fair values of policy loans are generally estimated based on unpaid principal amount as of each reporting date. No consideration is given to credit risk because policy loans are effectively collateralized by the cash surrender value of the policies.

• **Other invested assets:** The majority of the Other invested assets that are not measured at fair value represent time deposits with the original maturity at purchase greater than one year. The fair value of long-term time deposits is determined using the expected discounted future cash flow.

• **Cash and short-term investments:** The carrying amounts of these assets approximate fair values because of the relatively short period of time between origination and expected realization, and their limited exposure to credit risk.

• **Policyholder contract deposits associated with investment-type contracts:** Fair values for policyholder contract deposits associated with investment-type contracts not accounted for at fair value are estimated using discounted cash flow calculations based on interest rates currently being offered for similar contracts with maturities consistent with those of the contracts being valued. When no similar contracts are being offered, the discount rate is the appropriate swap rate (if available) or current risk-free interest rate consistent with the currency in which the cash flows are denominated. To determine fair value, other factors include current policyholder account values and related surrender charges and other assumptions include expectations about policyholder behavior and an appropriate risk margin.

- **Other liabilities:** The majority of Other liabilities that are financial instruments not measured at fair value represent secured financing arrangements, including repurchase agreements. The carrying amounts of these liabilities approximate fair value, because the financing arrangements are short-term and are secured by cash or other liquid collateral.

- **Fortitude Re funds withheld payable:** The funds withheld payable contains an embedded derivative and the changes in its fair value are recognized in earnings each period. The difference between the total Fortitude Re funds withheld payable and the embedded derivative represents the host contract.

- **Short-term and Long-term debt and Debt of consolidated investment entities:** Fair values of these obligations were determined by reference to quoted market prices, when available and appropriate, or discounted cash flow calculations based upon our current market-observable implicit-credit-spread rates for similar types of borrowings with maturities consistent with those remaining for the debt being valued.

- **Separate Account Liabilities – Investment Contracts:** Only the portion of separate account liabilities related to products that are investment contracts are reflected in the table below. Separate account liabilities are recorded at the amount credited to the contract holder, which reflects the change in fair value of the corresponding separate account assets including contract holder deposits less withdrawals and fees; therefore, carrying value approximates fair value.

The following table presents the carrying amounts and estimated fair values of our financial instruments not measured at fair value and indicates the level in the fair value hierarchy of the estimated fair value measurement based on the observability of the inputs used:

(in millions)		Estimated Fair Value				Carrying Value
		Level 1	Level 2	Level 3	Total	
December 31, 2023						
Assets:						
Mortgage and other loans receivable	$	— $	272 $	48,264 $	48,536 $	51,553
Other invested assets		—	913	6	919	919
Short-term investments[a]		—	6,428	—	6,428	6,428
Cash[b]		2,155	—	—	2,155	2,155
Other assets		45	—	—	45	45
Liabilities:						
Policyholder contract deposits associated with investment-type contracts		—	90	130,094	130,184	140,652
Fortitude Re funds withheld payable		—	—	30,710	30,710	30,710
Other liabilities[c]		—	2,467	—	2,467	2,467
Short-term and long-term debt		—	18,595	267	18,862	19,743
Debt of consolidated investment entities		—	43	2,526	2,569	2,591
Separate account liabilities - investment contracts		—	87,215	—	87,215	87,215
December 31, 2022						
Assets:						
Mortgage and other loans receivable	$	— $	89 $	45,755 $	45,844 $	49,442
Other invested assets		—	848	6	854	854
Short-term investments		—	6,668	—	6,668	6,668
Cash		2,043	—	—	2,043	2,043
Other assets		24	9	—	33	33
Liabilities:						
Policyholder contract deposits associated with investment-type contracts		—	119	129,174	129,293	137,086
Fortitude Re funds withheld payable		—	—	32,618	32,618	32,618
Other liabilities		—	3,101	—	3,101	3,101
Short-term and long-term debt		—	19,328	275	19,603	21,243
Debt of consolidated investment entities		—	3,055	2,478	5,533	5,880
Separate account liabilities - investment contracts		—	80,649	—	80,649	80,649

(a) Excludes $11 million reclassified to Assets held for sale on the Consolidated Balance Sheets.

(b) Excludes $3 million reclassified to Assets held for sale on the Consolidated Balance Sheets.

(c) Excludes $45 million reclassified to Liabilities held for sale on the Consolidated Balance Sheets.

6. Investments

FIXED MATURITY SECURITIES

Bonds held to maturity are carried at amortized cost when we have the ability and positive intent to hold these securities until maturity. When we do not have the ability or positive intent to hold bonds until maturity, these securities are classified as available for sale or the fair value option has been elected. None of our fixed maturity securities met the criteria for held to maturity classification at December 31, 2023 or 2022.

Unrealized gains and losses from available for sale investments in fixed maturity securities carried at fair value were reported as a separate component of AOCI, net of policy related amounts and deferred income taxes, in shareholders' equity. Realized and unrealized gains and losses from fixed maturity securities for which the fair value option has been elected are reflected in Net investment income. Investments in fixed maturity securities are recorded on a trade-date basis.

Interest income is recognized using the effective yield method and reflects amortization of premium and accretion of discount. Premiums and discounts arising from the purchase of bonds classified as available for sale are treated as yield adjustments over their estimated holding periods, until maturity, or call date, if applicable. For investments in certain structured securities, recognized yields are updated based on current information regarding the timing and amount of expected undiscounted future cash flows. For high credit quality structured securities, effective yields are recalculated based on actual payments received and updated prepayment expectations, and the amortized cost is adjusted to the amount that would have existed had the new effective yield been applied since acquisition with a corresponding charge or credit to net investment income. For structured securities that are not high credit quality, the structured securities yields are based on expected cash flows which take into account both expected credit losses and prepayments.

An allowance for credit losses is not established upon initial recognition of the asset (unless the security is determined to be a purchased credit deteriorated (PCD) asset which is discussed in more detail below). Subsequently, differences between actual and expected cash flows and changes in expected cash flows are recognized as adjustments to the allowance for credit losses. Changes that cannot be reflected as adjustments to the allowance for credit losses are accounted for as prospective adjustments to yield.

SECURITIES AVAILABLE FOR SALE

The following table presents the amortized cost and fair value of our available for sale securities:

(in millions)	Amortized Cost	Allowance for Credit Losses[a]	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2023					
Bonds available for sale:					
U.S. government and government sponsored entities	$ 5,885	$ —	$ 58	$ (327)	$ 5,616
Obligations of states, municipalities and political subdivisions	11,387	—	118	(842)	10,663
Non-U.S. governments	13,668	(3)	137	(1,349)	12,453
Corporate debt	154,674	(90)	1,898	(18,050)	138,432
Mortgage-backed, asset-backed and collateralized:					
RMBS	20,875	(35)	821	(1,217)	20,444
CMBS	15,379	(34)	46	(1,263)	14,128
CLO/ABS	31,167	—	183	(1,353)	29,997
Total mortgage-backed, asset-backed and collateralized	67,421	(69)	1,050	(3,833)	64,569
Total bonds available for sale[b]	$ 253,035	$ (162)	$ 3,261	$ (24,401)	$ 231,733
December 31, 2022					
Bonds available for sale:					
U.S. government and government sponsored entities	$ 7,094	$ —	$ 21	$ (496)	$ 6,619
Obligations of states, municipalities and political subdivisions	13,195	—	99	(1,195)	12,099
Non-U.S. governments	15,133	(6)	91	(1,733)	13,485
Corporate debt	160,242	(132)	1,152	(23,423)	137,839
Mortgage-backed, asset-backed and collateralized:					
RMBS	19,584	(37)	807	(1,537)	18,817
CMBS	15,610	(11)	14	(1,420)	14,193
CLO/ABS	25,135	—	38	(2,069)	23,104

(in millions)	Amortized Cost	Allowance for Credit Losses[a]	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Total mortgage-backed, asset-backed and collateralized	60,329	(48)	859	(5,026)	56,114
Total bonds available for sale[b]	$ 255,993	$ (186)	$ 2,222	$ (31,873)	$ 226,156

(a) Represents the allowance for credit losses that has been recognized. Changes in the allowance for credit losses are recorded through Net realized gains (losses) and are not recognized in OCI.

(b) At December 31, 2023 and 2022, the fair value of bonds available for sale held by us that were below investment grade or not rated totaled $17.1 billion or 7 percent and $22.3 billion or 10 percent, respectively.

Securities Available for Sale in a Loss Position for Which No Allowance for Credit Loss Has Been Recorded

The following table summarizes the fair value and gross unrealized losses on our available for sale securities, aggregated by major investment category and length of time that individual securities have been in a continuous unrealized loss position for which no allowance for credit loss has been recorded:

	Less than 12 Months		12 Months or More		Total	
(in millions)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2023						
Bonds available for sale:						
U.S. government and government sponsored entities	**$ 1,046**	**$ 12**	**$ 1,550**	**$ 315**	**$ 2,596**	**$ 327**
Obligations of states, municipalities and political subdivisions	**1,994**	**133**	**5,218**	**709**	**7,212**	**842**
Non-U.S. governments	**1,901**	**168**	**7,483**	**1,175**	**9,384**	**1,343**
Corporate debt	**15,483**	**1,936**	**93,649**	**16,076**	**109,132**	**18,012**
RMBS	**4,154**	**288**	**7,246**	**880**	**11,400**	**1,168**
CMBS	**2,864**	**219**	**8,192**	**1,027**	**11,056**	**1,246**
CLO/ABS	**6,965**	**202**	**13,436**	**1,151**	**20,401**	**1,353**
Total bonds available for sale	**$ 34,407**	**$ 2,958**	**$ 136,774**	**$ 21,333**	**$ 171,181**	**$ 24,291**
December 31, 2022						
Bonds available for sale:						
U.S. government and government sponsored entities	$ 3,493	$ 368	$ 1,816	$ 128	$ 5,309	$ 496
Obligations of states, municipalities and political subdivisions	8,697	1,180	73	15	8,770	1,195
Non-U.S. governments	10,702	1,526	779	191	11,481	1,717
Corporate debt	110,683	19,756	13,778	3,609	124,461	23,365
RMBS	10,953	1,293	1,005	182	11,958	1,475
CMBS	11,620	1,094	1,728	326	13,348	1,420
CLO/ABS	16,852	1,388	4,307	681	21,159	2,069
Total bonds available for sale	$ 173,000	$ 26,605	$ 23,486	$ 5,132	$ 196,486	$ 31,737

At December 31, 2023, we held 27,930 individual fixed maturity securities that were in an unrealized loss position and for which no allowance for credit losses has been recorded (including 22,663 individual fixed maturity securities that were in a continuous unrealized loss position for 12 months or more). At December 31, 2022, we held 36,549 individual fixed maturity securities that were in an unrealized loss position and for which no allowance for credit losses has been recorded (including 4,048 individual fixed maturity securities that were in a continuous unrealized loss position for 12 months or more). We did not recognize the unrealized losses in earnings on these fixed maturity securities at December 31, 2023 because it was determined that such losses were due to non-credit factors. Additionally, we neither intend to sell the securities nor do we believe that it is more likely than not that we will be required to sell these securities before recovery of their amortized cost basis. For fixed maturity securities with significant declines, we performed fundamental credit analyses on a security-by-security basis, which included consideration of credit enhancements, liquidity position, expected defaults, industry and sector analysis, forecasts and available market data.

Contractual Maturities of Fixed Maturity Securities Available for Sale

The following table presents the amortized cost and fair value of fixed maturity securities available for sale by contractual maturity:

December 31, 2023	Total Fixed Maturity Securities Available for Sale	
(in millions)	Amortized Cost, Net of Allowance	Fair Value
Due in one year or less	$ 7,963	$ 7,860
Due after one year through five years	47,489	46,165
Due after five years through ten years	40,869	38,202
Due after ten years	89,200	74,937
Mortgage-backed, asset-backed and collateralized	67,352	64,569
Total	$ 252,873	$ 231,733

Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

The following table presents the gross realized gains and gross realized losses from sales or maturities of our available for sale securities:

	Years Ended December 31,					
	2023		2022		2021	
(in millions)	Gross Realized Gains	Gross Realized Losses	Gross Realized Gains	Gross Realized Losses	Gross Realized Gains	Gross Realized Losses
Fixed maturity securities	$ 267	$ 1,329	$ 446	$ 1,628	$ 1,369	$ 441

For the years ended December 31, 2023, 2022 and 2021, the aggregate fair value of available for sale securities sold was $23.6 billion, $20.5 billion and $27.3 billion, respectively, which resulted in net realized gains (losses) of $(1.1) billion, $(1.2) billion and $928 million, respectively. Included within the net realized gains (losses) are $(133) million, $(311) million and $717 million of net realized gains (losses) for the years ended December 31, 2023, 2022 and 2021, respectively, which relate to Fortitude Re funds withheld assets. These net realized gains (losses) are included in Net realized gains (losses) on Fortitude Re funds withheld assets.

OTHER SECURITIES MEASURED AT FAIR VALUE

The following table presents the fair value of fixed maturity securities measured at fair value based on our election of the fair value option, which are reported in the other bond securities caption in the financial statements, and equity securities measured at fair value:

	December 31, 2023		December 31, 2022	
(in millions)	Fair Value	Percent of Total	Fair Value	Percent of Total
Fixed maturity securities:				
Obligations of states, municipalities and political subdivisions	$ 91	2 %	$ 111	2 %
Non-U.S. governments	37	1	66	1
Corporate debt	2,908	49	2,392	47
Mortgage-backed, asset-backed and collateralized:				
RMBS	263	4	286	6
CMBS	261	4	331	7
CLO/ABS and other collateralized	1,681	28	1,299	26
Total mortgage-backed, asset-backed and collateralized	2,205	36	1,916	39
Total fixed maturity securities	5,241	88	4,485	89
Equity securities	728	12	575	11
Total	$ 5,969	100 %	$ 5,060	100 %

OTHER INVESTED ASSETS

The following table summarizes the carrying amounts of other invested assets:

(in millions)		December 31, 2023		December 31, 2022
Alternative investments[(a)(b)]	$	11,320	$	11,809
Investment real estate[(c)]		2,237		2,153
All other investments[(d)]		2,660		1,991
Total	$	**16,217**	$	15,953

(a) At December 31, 2023, included hedge funds of $0.7 billion and private equity funds of $10.6 billion. At December 31, 2022, included hedge funds of $1.4 billion and private equity funds of $10.4 billion.

(b) The majority of our hedge fund investments are redeemable upon a single month or quarter's notice, though redemption terms vary from single, immediate withdrawals, to withdrawals staggered up to six quarters. Some of the portfolio consists of illiquid run-off or "side-pocket" positions whose liquidation horizons are uncertain and likely beyond a year after submission of the redemption notice.

(c) Represents values net of accumulated depreciation. At December 31, 2023 and 2022, the accumulated depreciation was $853 million and $786 million, respectively.

(d) Includes AIG's ownership interest in Fortitude Group Holdings, LLC (FRL), and DaVinciRe Holdings Ltd, Class D (DVRH), which are recorded using the measurement alternative for equity securities. Our investment in FRL totaled $156 million and $156 million at December 31, 2023 and 2022, respectively. Our investment in DVRH totaled $300 million at December 31, 2023.

Other Invested Assets Carried at Fair Value

Certain hedge funds, private equity funds, and other investment partnerships for which we have elected the fair value option are reported at fair value with changes in fair value recognized in Net investment income.

Other Invested Assets – Equity Method Investments

We account for hedge funds, private equity funds and other investment partnerships using the equity method of accounting unless our interest is so minor that we may have virtually no influence over partnership operating and financial policies, or we have elected the fair value option. Under the equity method of accounting, our carrying amount generally is our share of the net asset value of the funds or the partnerships, and changes in our share of the net asset values are recorded in Net investment income. In applying the equity method of accounting, we consistently use the most recently available financial information provided by the general partner or manager of each of these investments. Hedge funds are reported as of the balance sheet date. Private equity funds are generally reported on a one-quarter lag. The financial statements of these investees are generally audited annually. The carrying amount of equity method investments totaled $5.5 billion and $6.0 billion as of December 31, 2023 and 2022, respectively, representing various ownership percentages each period.

Summarized Financial Information of Equity Method Investees

The following is the aggregated summarized financial information of our equity method investees, including those for which the fair value option has been elected:

Years Ended December 31, (in millions)		2023		2022		2021
Operating results:						
Total revenues	$	4,589	$	28,500	$	31,560
Total expenses		(2,212)		(2,789)		(2,241)
Net income	$	**2,377**	$	25,711	$	29,319

At December 31, (in millions)		2023		2022
Balance sheet:				
Total assets	$	59,359	$	134,435
Total liabilities	$	(5,893)	$	(14,701)

Other Investments

Also included in Other invested assets are real estate held for investment. These investments are reported at cost, less depreciation and are subject to impairment review, as discussed below.

NET INVESTMENT INCOME

Net investment income represents income primarily from the following sources:

- Interest income and related expenses, including amortization of premiums and accretion of discounts with changes in the timing and the amount of expected principal and interest cash flows reflected in yield, as applicable.

- Dividend income from common and preferred stocks.

- Realized and unrealized gains and losses from investments in other securities and investments for which we elected the fair value option.

- Earnings from alternative investments.

- Prepayment premiums.

The following table presents the components of Net investment income:

Years Ended December 31,	2023			2022			2021		
(in millions)	Excluding Fortitude Re Funds Withheld Assets	Fortitude Re Funds Withheld Assets	Total	Excluding Fortitude Re Funds Withheld Assets	Fortitude Re Funds Withheld Assets	Total	Excluding Fortitude Re Funds Withheld Assets	Fortitude Re Funds Withheld Assets	Total
Available for sale fixed maturity securities, including short-term investments	$ 10,780	$ 917	$ 11,697	$ 8,664	$ 1,067	$ 9,731	$ 8,583	$ 1,468	$ 10,051
Other fixed maturity securities[a]	43	339	382	(363)	(459)	(822)	(19)	7	(12)
Equity securities	94	—	94	(53)	—	(53)	(237)	—	(237)
Interest on mortgage and other loans	2,450	237	2,687	1,959	203	2,162	1,745	207	1,952
Alternative investments[b]	233	86	319	819	170	989	2,579	321	2,900
Real estate	42	—	42	57	—	57	225	—	225
Other investments[c]	162	(6)	156	359	(5)	354	250	5	255
Total investment income	13,804	1,573	15,377	11,442	976	12,418	13,126	2,008	15,134
Investment expenses	756	29	785	618	33	651	485	37	522
Net investment income	$ 13,048	$ 1,544	$ 14,592	$ 10,824	$ 943	$ 11,767	$ 12,641	$ 1,971	$ 14,612

(a) Included in the years ended December 31, 2022 and 2021 were income (loss) of $(195) million and $(49) million, respectively, related to fixed maturity securities measured at fair value that economically hedge liabilities described in (c) below.

(b) Included income from hedge funds, private equity funds and affordable housing partnerships. Hedge funds are recorded as of the balance sheet date. Private equity funds are generally reported on a one-quarter lag.

(c) Included in the years ended December 31, 2023, 2022 and 2021 were income (loss) of $(9) million, $186 million and $65 million, respectively, related to liabilities measured at fair value that are economically hedged with fixed maturity securities as described in (a) above.

NET REALIZED GAINS AND LOSSES

Net realized gains and losses are determined by specific identification. The net realized gains and losses are generated primarily from the following sources:

- Sales of available for sale fixed maturity securities, real estate and other alternative investments.

- Reductions to the amortized cost basis of available for sale fixed maturity securities that have been written down due to our intent to sell them or it being more likely than not that we will be required to sell them.

- Changes in the allowance for credit losses on bonds available for sale, mortgage and other loans receivable, and loans commitments.

- Most changes in the fair value of free standing and embedded derivatives, including changes in the non-performance adjustment are included in Net realized gains (losses). However, changes in derivatives designated as hedging instruments when the fair value of the hedged item is not reported in Net realized gains (losses) are excluded from Net realized gains (losses). Changes in the fair value of free standing derivatives that hedge certain MRBs are excluded from Net realized gains (losses).

- Foreign exchange gains and losses resulting from foreign currency transactions.

- Changes in fair value of the embedded derivative related to the Fortitude Re funds withheld assets.

The following table presents the components of Net realized gains (losses):

Years Ended December 31,	2023			2022			2021		
(in millions)	Excluding Fortitude Re Funds Withheld Assets	Fortitude Re Funds Withheld Assets	Total	Excluding Fortitude Re Funds Withheld Assets	Fortitude Re Funds Withheld Assets	Total	Excluding Fortitude Re Funds Withheld Assets	Fortitude Re Funds Withheld Assets	Total
Sales of fixed maturity securities	$ (929)	$ (133)	$ (1,062)	$ (871)	$ (311)	$ (1,182)	$ 211	$ 717	$ 928
Intent to sell	—	—	—	(66)	—	(66)	—	—	—
Change in allowance for credit losses on fixed maturity securities	(211)	(9)	(220)	(184)	(32)	(216)	19	7	26
Change in allowance for credit losses on loans	(167)	(62)	(229)	(55)	(47)	(102)	163	9	172
Foreign exchange transactions	101	19	120	(20)	(5)	(25)	22	(5)	17
Index-linked interest credited embedded derivatives, net of related hedges	(784)	—	(784)	(119)	—	(119)	(5)	—	(5)
All other derivatives and hedge accounting*	(374)	(105)	(479)	1,230	(134)	1,096	260	28	288
Sales of alternative investments and real estate investments	98	(2)	96	193	43	236	988	237	1,225
Other	(40)	(3)	(43)	(39)	—	(39)	213	10	223
Net realized gains (losses) – excluding Fortitude Re funds withheld embedded derivative	(2,306)	(295)	(2,601)	69	(486)	(417)	1,871	1,003	2,874
Net realized gains (losses) on Fortitude Re funds withheld embedded derivative	—	(2,007)	(2,007)	—	7,481	7,481	—	(603)	(603)
Net realized gains (losses)	$ (2,306)	$ (2,302)	$ (4,608)	$ 69	$ 6,995	$ 7,064	$ 1,871	$ 400	$ 2,271

* Derivative activity related to hedging MRBs is recorded in Change in the fair value of MRBs, net. *For additional disclosures about MRBs, see Note 14.*

CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS

The following table presents the increase (decrease) in unrealized appreciation (depreciation) of our available for sale securities and other investments:

Years Ended December 31,		
(in millions)	2023	2022
Increase (decrease) in unrealized appreciation (depreciation) of investments:		
Fixed maturity securities	$ 8,511	$ (47,741)
Other investments	—	(25)
Total increase (decrease) in unrealized appreciation (depreciation) of investments*	$ 8,511	$ (47,766)

* Excludes net unrealized gains and losses attributable to businesses held for sale at December 31, 2023.

The following table summarizes the unrealized gains and losses recognized in Net investment income during the reporting period on equity securities and other investments still held at the reporting date:

Years Ended December 31,	2023			2022		
(in millions)	Equities	Other Invested Assets	Total	Equities	Other Invested Assets	Total
Net gains (losses) recognized during the period on equity securities and other investments	$ 94	$ 489	$ 583	$ (53)	$ 355	$ 302
Less: Net gains (losses) recognized during the period on equity securities and other investments sold during the period	163	(20)	143	96	(23)	73
Unrealized gains (losses) recognized during the reporting period on equity securities and other investments still held at the reporting date	$ (69)	$ 509	$ 440	$ (149)	$ 378	$ 229

EVALUATING INVESTMENTS FOR AN ALLOWANCE FOR CREDIT LOSSES AND IMPAIRMENTS

Fixed Maturity Securities

If we intend to sell a fixed maturity security or it is more likely than not that we will be required to sell a fixed maturity security before recovery of its amortized cost basis and if the fair value of the security is below amortized cost, an impairment has occurred and the amortized cost is written down to current fair value, with a corresponding charge to Net realized gains (losses). No allowance is established in these situations and any previously recorded allowance is reversed. The new cost basis is not adjusted for subsequent increases in estimated fair value. When assessing our intent to sell a fixed maturity security, or whether it is more likely than not that we will be required to sell a fixed maturity security before recovery of its amortized cost basis, management evaluates relevant facts and circumstances including, but not limited to, decisions to reposition our investment portfolio, sales of securities to meet cash flow needs and sales of securities to take advantage of favorable pricing.

For fixed maturity securities for which a decline in the fair value below the amortized cost is due to credit related factors, an allowance is established for the difference between the estimated recoverable value and amortized cost with a corresponding charge to Net realized gains (losses). The allowance for credit losses is limited to the difference between amortized cost and fair value. The estimated recoverable value is the present value of cash flows expected to be collected, as determined by management. The difference between fair value and amortized cost that is not associated with credit related factors is presented in unrealized appreciation (depreciation) of fixed maturity securities on which an allowance for credit losses was previously recognized (a separate component of AOCI). Accrued interest is excluded from the measurement of the allowance for credit losses.

When estimating future cash flows for structured fixed maturity securities (e.g., RMBS, CMBS, CLO, ABS) management considers the historical performance of underlying assets and available market information as well as bond-specific structural considerations, such as credit enhancement and the priority of payment structure of the security. In addition, the process of estimating future cash flows includes, but is not limited to, the following critical inputs, which vary by asset class:

- Current delinquency rates;
- Expected default rates and the timing of such defaults;
- Loss severity and the timing of any recovery; and
- Expected prepayment speeds.

When estimating future cash flows for corporate, municipal and sovereign fixed maturity securities determined to be credit impaired, management considers:

- Expected default rates and the timing of such defaults;
- Loss severity and the timing of any recovery; and
- Scenarios specific to the issuer and the security, which may also include estimates of outcomes of corporate restructurings, political and macroeconomic factors, stability and financial strength of the issuer, the value of any secondary sources of repayment and the disposition of assets.

We consider severe price declines in our assessment of potential credit impairments. We may also modify our model inputs when we determine that price movements in certain sectors are indicative of factors not captured by the cash flow models.

Under the current expected credit loss (CECL) model, credit losses are reassessed each period. The allowance for credit losses and the corresponding charge to Net realized gains (losses) can be reversed if conditions change, however, the allowance for credit losses will never be reduced below zero. When we determine that all or a portion of a fixed maturity security is uncollectable, the uncollectable amortized cost amount is written off with a corresponding reduction to the allowance for credit losses. If we collect cash flows that were previously written off, the recovery is recognized by recording a gain in Net realized gains (losses).

Credit Impairments

The following table presents a rollforward of the changes in allowance for credit losses on available for sale fixed maturity securities by major investment category:

Years Ended December 31,	2023			2022			2021		
(in millions)	Structured	Non-Structured	Total	Structured	Non-Structured	Total	Structured	Non-Structured	Total
Balance, beginning of year	**$ 46**	**$ 140**	**$ 186**	$ 8	$ 90	$ 98	$ 17	$ 169	$ 186
Additions:									
Securities for which allowance for credit losses were not previously recorded	**65**	**134**	**199**	69	238	307	9	56	65
Reductions:									
Securities sold during the period	**(5)**	**(35)**	**(40)**	(3)	(92)	(95)	(4)	(29)	(33)
Addition to (release of) the allowance for credit losses on securities that had an allowance recorded in a previous period, for which there was no intent to sell before recovery of amortized cost basis	**(10)**	**31**	**21**	(27)	(64)	(91)	(14)	(77)	(91)
Write-offs charged against the allowance	**(30)**	**(168)**	**(198)**	—	(30)	(30)	—	(29)	(29)
Other	**3**	**(9)**	**(6)**	(1)	(2)	(3)	—	—	—
Balance, end of year	**$ 69**	**$ 93**	**$ 162**	$ 46	$ 140	$ 186	$ 8	$ 90	$ 98

Purchased Credit Deteriorated Securities

We purchase certain RMBS securities that have experienced more-than-insignificant deterioration in credit quality since origination. These are referred to as PCD assets. At the time of purchase an allowance is recognized for these PCD assets by adding it to the purchase price to arrive at the initial amortized cost. There is no credit loss expense recognized upon acquisition of a PCD asset. When determining the initial allowance for credit losses, management considers the historical performance of underlying assets and available market information as well as bond-specific structural considerations, such as credit enhancement and the priority of payment structure of the security. In addition, the process of estimating future cash flows includes, but is not limited to, the following critical inputs:

• Current delinquency rates;

• Expected default rates and the timing of such defaults;

• Loss severity and the timing of any recovery; and

• Expected prepayment speeds.

Subsequent to the acquisition date, the PCD assets follow the same accounting as other structured securities that are not high credit quality.

We did not purchase securities with more than insignificant credit deterioration since their origination during the twelve months ended December 31, 2023, 2022 and 2021.

Other Invested Assets

Our equity method investments in private equity funds, hedge funds and other entities are evaluated for impairment each reporting period. Such evaluation considers market conditions, events and volatility that may impact the recoverability of the underlying investments within these private equity funds and hedge funds and is based on the nature of the underlying investments and specific inherent risks. Such risks may evolve based on the nature of the underlying investments.

Our investments in real estate are periodically evaluated for recoverability whenever changes in circumstances indicate the carrying amount of an asset may be impaired. When impairment indicators are present, we compare expected investment cash flows to carrying amount. When the expected cash flows are less than the carrying amount, the investments are written down to fair value with a corresponding charge to earnings.

PLEDGED INVESTMENTS

Secured Financing and Similar Arrangements

We enter into secured financing transactions whereby certain securities are sold under agreements to repurchase (repurchase agreements), in which we transfer securities in exchange for cash, with an agreement by us to repurchase the same or substantially similar securities. Our secured financing transactions also include those that involve the transfer of securities to financial institutions in exchange for cash (securities lending agreements). In all of these secured financing transactions, the securities transferred by us (pledged collateral) may be sold or repledged by the counterparties. These agreements are recorded at their contracted amounts plus accrued interest, other than those that are accounted for at fair value.

Pledged collateral levels are monitored daily and are generally maintained at an agreed-upon percentage of the fair value of the amounts borrowed during the life of the transactions. In the event of a decline in the fair value of the pledged collateral under these secured financing transactions, we may be required to transfer cash or additional securities as pledged collateral under these agreements. At the termination of the transactions, we and our counterparties are obligated to return the amounts borrowed and the securities transferred, respectively.

The following table presents the fair value of securities pledged to counterparties under secured financing transactions, including repurchase and securities lending agreements:

(in millions)	December 31, 2023	December 31, 2022
Fixed maturity securities available for sale	$ 2,723	$ 2,968

At December 31, 2023 and 2022, amounts borrowed under repurchase and securities lending agreements totaled $2.6 billion and $3.1 billion, respectively.

The following table presents the fair value of securities pledged under our repurchase agreements by collateral type and by remaining contractual maturity:

	Remaining Contractual Maturity of the Agreements					
(in millions)	Overnight and Continuous	up to 30 days	31 - 90 days	91 - 364 days	365 days or greater	Total
December 31, 2023						
Bonds available for sale:						
Non-U.S. governments	$ —	$ 277	$ —	$ —	$ —	$ 277
Corporate debt	38	2,408	—	—	—	2,446
Total	**$ 38**	**$ 2,685**	**$ —**	**$ —**	**$ —**	**$ 2,723**

	Remaining Contractual Maturity of the Agreements					
(in millions)	Overnight and Continuous	up to 30 days	31 - 90 days	91 - 364 days	365 days or greater	Total
December 31, 2022						
Bonds available for sale:						
Non-U.S. governments	$ —	$ 20	$ —	$ —	$ —	$ 20
Corporate debt	—	2,371	577	—	—	2,948
Total	$ —	$ 2,391	$ 577	$ —	$ —	$ 2,968

We also enter into agreements in which securities are purchased by us under reverse repurchase agreements, which are accounted for as secured financing transactions and reported as short-term investments or other assets, depending on their terms. These agreements are recorded at their contracted resale amounts plus accrued interest, other than those that are accounted for at fair value. In all reverse repurchase transactions, we take possession of or obtain a security interest in the related securities, and we have the right to sell or repledge this collateral received.

The following table presents information on the fair value of securities pledged to us under reverse repurchase agreements:

(in millions)	December 31, 2023	December 31, 2022
Securities collateral pledged to us	$ 1,200	$ —

At December 31, 2023, the carrying value of reverse repurchase agreements totaled $1.1 billion.

All secured financing transactions are collateralized and margined on a daily basis consistent with market standards and subject to enforceable master netting arrangements with rights of set off. We do not currently offset any such transactions.

Insurance – Statutory and Other Deposits

The total carrying value of cash and securities deposited by our insurance subsidiaries under requirements of regulatory authorities or other insurance-related arrangements, including certain annuity-related obligations and certain reinsurance contracts, was $16.5 billion and $13.6 billion at December 31, 2023 and 2022, respectively.

Other Pledges and Restrictions

Certain of our subsidiaries are members of Federal Home Loan Banks (FHLBs) and such membership requires the members to own stock in these FHLBs. We owned an aggregate of $283 million and $239 million of stock in FHLBs at December 31, 2023 and 2022, respectively. In addition, our subsidiaries have pledged securities available for sale and residential loans associated with borrowings and funding agreements from FHLBs, with a fair value of $6.5 billion and $3.0 billion, respectively, at December 31, 2023 and $5.8 billion and $1.8 billion, respectively, at December 31, 2022.

Certain GIAs have provisions that require collateral to be posted or payments to be made by us upon a downgrade of our long-term debt ratings. The actual amount of collateral required to be posted to the counterparties in the event of such downgrades, and the aggregate amount of payments that we could be required to make, depend on market conditions, the fair value of outstanding affected transactions and other factors prevailing at and after the time of the downgrade. The fair value of securities pledged as collateral with respect to these obligations was approximately $63 million and $63 million, at December 31, 2023 and 2022, respectively. This collateral primarily consists of securities of the U.S. government and government sponsored entities and generally cannot be repledged or resold by the counterparties.

Investments held in escrow accounts or otherwise subject to restriction as to their use were $164 million and $301 million, comprised of bonds available for sale and short-term investments at December 31, 2023 and 2022, respectively.

Reinsurance transactions between AIG and Fortitude Re were structured as modco and loss portfolio transfer arrangements with funds withheld.

7. Lending Activities

Mortgage and other loans receivable include commercial mortgages, residential mortgages, life insurance policy loans, commercial loans, and other loans and notes receivable. Commercial mortgages, residential mortgages, commercial loans, and other loans and notes receivable are carried at unpaid principal balances less allowance for credit losses and plus or minus adjustments for the accretion or amortization of discount or premium. Interest income on such loans is accrued as earned.

Direct costs of originating commercial mortgages, commercial loans, and other loans and notes receivable, net of nonrefundable points and fees, are deferred and included in the carrying amount of the related receivables. The amount deferred is amortized to income as an adjustment to earnings using the interest method. Premiums and discounts on purchased residential mortgages are also amortized to income as an adjustment to earnings using the interest method.

Life insurance policy loans are carried at unpaid principal balances. There is no allowance for policy loans because these loans serve to reduce the death benefit paid when the death claim is made and the balances are effectively collateralized by the cash surrender value of the policy.

The following table presents the composition of Mortgage and other loans receivable, net:

(in millions)	December 31, 2023		December 31, 2022
Commercial mortgages[a]	$	**38,009**	$	37,128
Residential mortgages		**8,689**	6,130
Life insurance policy loans		**1,753**	1,758
Commercial loans, other loans and notes receivable[b]		**3,940**	5,305
Total mortgage and other loans receivable[c]		**52,391**	50,321
Allowance for credit losses[c][d]		**(838)**	(716)
Mortgage and other loans receivable, net[c]	$	**51,553**	$	49,605

(a) Commercial mortgages primarily represent loans for apartments, offices and retail properties, with exposures in New York and California representing the largest geographic concentrations (aggregating approximately 18 percent and 11 percent, respectively, at December 31, 2023 and 19 percent and 11 percent, respectively, at December 31, 2022).

(b) There were no loans that were held for sale carried at lower of cost or market as of December 31, 2023. The net carrying value of loans carried at lower of cost or market was $170 million as of 2022.

(c) Excludes $37.6 billion at both December 31, 2023 and 2022 of loan receivable from AIGFP, which has a full allowance for credit losses, recognized upon the deconsolidation of AIGFP. *For additional information, see Note 1.*

(d) Does not include allowance for credit losses of $67 million and $69 million, respectively, at December 31, 2023 and 2022, in relation to off-balance-sheet commitments to fund commercial mortgage loans, which is recorded in Other liabilities.

Interest income is not accrued when payment of contractual principal and interest is not expected. Any cash received on impaired loans is generally recorded as a reduction of the current carrying amount of the loan. Accrual of interest income is generally resumed when delinquent contractual principal and interest is repaid or when a portion of the delinquent contractual payments are made and the ongoing required contractual payments have been made for an appropriate period. As of December 31, 2023, $27 million and $492 million of residential mortgage loans and commercial mortgage loans, respectively, are placed on nonaccrual status. As of December 31, 2022, $5 million and $703 million of residential mortgage loans and commercial mortgage loans, respectively, are placed on nonaccrual status.

Accrued interest is presented separately and is included in Accrued investment income on the Consolidated Balance Sheets. As of December 31, 2023, accrued interest receivable was $20 million and $183 million associated with residential mortgage loans and commercial mortgage loans, respectively. As of December 31, 2022, accrued interest receivable was $15 million and $147 million associated with residential mortgage loans and commercial mortgage loans, respectively.

A significant majority of commercial mortgages in the portfolio are non-recourse loans and, accordingly, the only guarantees are for specific items that are exceptions to the non-recourse provisions. It is therefore extremely rare for us to have cause to enforce the provisions of a guarantee on a commercial real estate or mortgage loan.

Nonperforming loans are generally those loans where payment of contractual principal or interest is more than 90 days past due. Nonperforming loans were not significant for any of the periods presented.

CREDIT QUALITY OF COMMERCIAL MORTGAGES

The following table presents debt service coverage ratios[a] for commercial mortgages by year of vintage:

December 31, 2023

(in millions)		2023		2022		2021		2020		2019		Prior		Total
>1.2X	$	2,555	$	6,209	$	2,349	$	1,387	$	4,969	$	13,459	$	30,928
1.00 - 1.20X		295		1,149		1,574		369		177		2,632		6,196
<1.00X		—		50		—		—		—		835		885
Total commercial mortgages	$	2,850	$	7,408	$	3,923	$	1,756	$	5,146	$	16,926	$	38,009

December 31, 2022

(in millions)		2022		2021		2020		2019		2018		Prior		Total
>1.2X	$	5,518	$	2,457	$	1,710	$	4,985	$	4,120	$	11,663	$	30,453
1.00 - 1.20X		910		898		473		416		567		1,353		4,617
<1.00X		45		—		23		52		744		1,194		2,058
Total commercial mortgages	$	6,473	$	3,355	$	2,206	$	5,453	$	5,431	$	14,210	$	37,128

The following table presents loan-to-value ratios[b] for commercial mortgages by year of vintage:

December 31, 2023

(in millions)		2023		2022		2021		2020		2019		Prior		Total
Less than 65%	$	2,446	$	4,629	$	2,741	$	1,303	$	2,832	$	11,571	$	25,522
65% to 75%		290		1,763		794		288		1,937		3,220		8,292
76% to 80%		—		375		99		—		377		340		1,191
Greater than 80%		114		641		289		165		—		1,795		3,004
Total commercial mortgages	$	2,850	$	7,408	$	3,923	$	1,756	$	5,146	$	16,926	$	38,009

December 31, 2022

(in millions)		2022		2021		2020		2019		2018		Prior		Total
Less than 65%	$	5,425	$	2,548	$	1,775	$	3,958	$	3,016	$	10,739	$	27,461
65% to 75%		998		517		405		1,445		1,487		1,393		6,245
76% to 80%		50		52		—		—		168		229		499
Greater than 80%		—		238		26		50		760		1,849		2,923
Total commercial mortgages	$	6,473	$	3,355	$	2,206	$	5,453	$	5,431	$	14,210	$	37,128

(a) The debt service coverage ratio compares a property's net operating income to its debt service payments, including principal and interest. Our weighted average debt service coverage ratio was 1.9x at both periods ended December 31, 2023 and December 31, 2022. The debt service coverage ratios are updated when additional relevant information becomes available.

(b) The loan-to-value ratio compares the current unpaid principal balance of the loan to the estimated fair value of the underlying property collateralizing the loan. Our weighted average loan-to-value ratio was 59 percent at both periods ended December 31, 2023 and December 31, 2022. The loan-to-value ratios have been updated within the last three months to reflect the current carrying values of the loans. We update the valuations of collateral properties by obtaining independent appraisals, generally at least once per year.

The following table presents supplementary credit quality information related to commercial mortgages:

(dollars in millions)	Number of Loans		Apartments		Offices		Retail		Industrial		Hotel		Others		Total	Percent of Total
December 31, 2023																
Past Due Status:																
In good standing	610	$	15,129	$	9,679	$	4,263	$	6,367	$	2,053	$	446	$	37,937	100 %
90 days or less delinquent	1		—		29		—		—		—		—		29	—
>90 days delinquent or in process of foreclosure[a]	1		—		—		43		—		—		—		43	—
Total[b]	612	$	15,129	$	9,708	$	4,306	$	6,367	$	2,053	$	446	$	38,009	100 %
Allowance for credit losses		$	94	$	415	$	109	$	90	$	38	$	6	$	752	2 %

(dollars in millions)	Number of Loans		Apartments		Offices		Retail		Industrial		Hotel		Others		Total	Percent of Total
						Class										
December 31, 2022																
Past Due Status:																
In good standing	625	$	14,597	$	10,102	$	3,774	$	6,006	$	2,027	$	407	$	36,913	99 %
90 days or less delinquent	—		—		—		—		—		—		—		—	—
>90 days delinquent or in process of foreclosure[a]	4		—		173		42		—		—		—		215	1
Total[b]	629	$	14,597	$	10,275	$	3,816	$	6,006	$	2,027	$	407	$	37,128	100 %
Allowance for credit losses		$	100	$	351	$	81	$	71	$	29	$	8	$	640	2 %

(a) Includes $156 million of Office loans supporting the Fortitude Re funds withheld arrangements, greater than 90 days delinquent or in process of foreclosure, at December 31, 2022. Office loans supporting the Fortitude Re funds have been foreclosed and are reported in Other invested assets in the Consolidated Balance Sheets at December 31, 2023.

(b) Does not reflect allowance for credit losses.

The following table presents credit quality performance indicators for residential mortgages by year of vintage:

December 31, 2023								
(in millions)		2023	2022	2021	2020	2019	Prior	Total
FICO*:								
780 and greater	$	514 $	589 $	2,283 $	622 $	240 $	608 $	4,856
720 - 779		1,121	625	560	169	99	243	2,817
660 - 719		313	257	113	40	37	128	888
600 - 659		2	20	11	8	9	53	103
Less than 600		—	1	2	2	4	16	25
Total residential mortgages	$	1,950 $	1,492 $	2,969 $	841 $	389 $	1,048 $	8,689
December 31, 2022								
(in millions)		2022	2021	2020	2019	2018	Prior	Total
FICO*:								
780 and greater	$	296 $	2,204 $	654 $	232 $	77 $	567 $	4,030
720 - 779		536	728	168	76	32	169	1,709
660 - 719		163	80	28	16	9	62	358
600 - 659		2	4	2	2	2	14	26
Less than 600		—	—	—	1	—	6	7
Total residential mortgages	$	997 $	3,016 $	852 $	327 $	120 $	818 $	6,130

* Fair Isaac Corporation (FICO) is the credit quality indicator used to evaluate consumer credit risk for residential mortgage loan borrowers and have been updated within the last twelve months.

METHODOLOGY USED TO ESTIMATE THE ALLOWANCE FOR CREDIT LOSSES

At the time of origination or purchase, an allowance for credit losses is established for mortgage and other loan receivables and is updated each reporting period. Changes in the allowance for credit losses are recorded in realized losses. This allowance reflects the risk of loss, even when that risk is remote, that is expected over the remaining contractual life of the loan. The allowance for credit losses considers available relevant information about the collectability of cash flows, including information about past events, current conditions, and reasonable and supportable forecasts of future economic conditions. We revert to historical information when we determine that we can no longer reliably forecast future economic assumptions.

The allowances for the commercial mortgage loans and residential mortgage loans are estimated utilizing a probability of default and loss given default model. Loss rate factors are determined based on historical data and adjusted for current and forecasted information. The loss rates are applied based on individual loan attributes and considering such data points as loan-to-value ratios, FICO scores, and debt service coverage.

The estimate of credit losses also reflects management's assumptions on certain macroeconomic factors that include, but are not limited to, gross domestic product growth, employment, inflation, housing price index, interest rates and credit spreads.

Accrued interest is excluded from the measurement of the allowance for credit losses and accrued interest is reversed through interest income once a loan is placed on nonaccrual.

When all or a portion of a loan is deemed uncollectible, the uncollectible portion of the carrying amount of the loan is charged off against the allowance.

We also have off-balance sheet commitments related to our commercial mortgage loans. The liability for expected credit losses related to these commercial mortgage loan commitments is reported in Other liabilities in the Consolidated Balance Sheets. When a commitment is funded, we record a loan receivable and reclassify the liability for expected credit losses related to the commitment into loan allowance for expected credit losses. Other changes in the liability for expected credit losses on loan commitments are recorded in Net realized gains (losses) in the Consolidated Statements of Income (Loss).

The following table presents a rollforward of the changes in the allowance for credit losses on Mortgage and other loans receivable[(a)]:

Years Ended December 31,	2023[(b)]			2022			2021		
(in millions)	Commercial Mortgages	Other Loans	Total	Commercial Mortgages	Other Loans	Total	Commercial Mortgages	Other Loans	Total
Allowance, beginning of year	$ **640**	$ **76**	$ **716**	$ 545	$ 84	$ 629	$ 685	$ 129	$ 814
Loans charged off	**(109)**	**—**	**(109)**	(17)	—	(17)	(2)	—	(2)
Net charge-offs	**(109)**	**—**	**(109)**	(17)	—	(17)	(2)	—	(2)
Addition to (release of) allowance for loan losses	**221**	**10**	**231**	112	(8)	104	(138)	(26)	(164)
Divestitures	**—**	**—**	**—**	—	—	—	—	(19)	(19)
Allowance, end of year	$ **752**	$ **86**	$ **838**	$ 640	$ 76	$ 716	$ 545	$ 84	$ 629

(a) Does not include allowance for credit losses of $67 million, $69 million and $71 million, respectively, at December 31, 2023, 2022 and 2021 in relation to off-balance-sheet commitments to fund commercial mortgage loans, which is recorded in Other liabilities.

(b) Excludes $37.6 billion at both December 31, 2023 and 2022, of loan receivable from AIGFP, which has a full allowance for credit losses, recognized upon the deconsolidation of AIGFP. *For additional information, see Note 1.*

Our expectations and models used to estimate the allowance for losses on commercial and residential mortgage loans are regularly updated to reflect the current economic environment.

LOAN MODIFICATIONS

The allowance for credit losses incorporates an estimate of lifetime expected credit losses and is recorded on each asset upon asset origination or acquisition. The starting point for the estimate of the allowance for credit losses is historical loss information, which includes losses from modifications of receivables to borrowers experiencing financial difficulty. We use a probability of default/loss given default model to determine the allowance for credit losses for our commercial and residential mortgage loans. An assessment of whether a borrower is experiencing financial difficulty is made on the date of a modification.

Because the effect of most modifications made to borrowers experiencing financial difficulty is already included in the allowance for credit losses utilizing the measurement methodologies used to estimate the allowance, a change to the allowance for credit losses is generally not recorded upon modification.

When modifications are executed, they often will be in the form of principal forgiveness, term extensions, interest rate reductions, or some combination of any of these concessions. When principal is forgiven, the amortized cost basis of the asset is written off against the allowance for credit losses. The amount of the principal forgiveness is deemed to be uncollectible; therefore, that portion of the loan is written off, resulting in a reduction of the amortized cost basis and a corresponding adjustment to the allowance for credit losses.

We assess whether a borrower is experiencing financial difficulty based on a variety of factors, including the borrower's current default on any of its outstanding debt, the probability of a default on any of its debt in the foreseeable future without the modification, the insufficiency of the borrower's forecasted cash flows to service any of its outstanding debt (including both principal and interest), and the borrower's inability to access alternative third party financing at an interest rate that would be reflective of current market conditions for a non-troubled debtor.

During the year ended December 31, 2023, commercial mortgage loans with an amortized cost of $87 million (including $56 million supporting the funds withheld arrangements with Fortitude Re) and commercial loans, other loans and notes receivable with an amortized cost of $168 million (none of which were supporting the funds withheld arrangements with Fortitude Re) were granted term extensions. The modified loans represent less than 1 percent of each of these two portfolio segments. These modifications added less than one year to the weighted average life of loans in each of these two portfolio segments.

There were no loans that had defaulted during the year ended December 31, 2023, that had been previously modified with borrowers experiencing financial difficulties.

Prior to January 1, 2023, we were required to assess loan modifications to determine if they were a troubled debt restructuring. A troubled debt restructuring was a modification of a loan with a borrower that was experiencing financial difficulty and the modification involved us granting a concession to the troubled borrower. Concessions previously granted included extended maturity dates, interest rate changes, principal or interest forgiveness, payment deferrals and easing of loan covenants.

During the year ended December 31, 2022, loans with a carrying value of $219 million were modified as troubled debt restructurings. Effective January 1, 2023, we are no longer required to assess whether loan modifications are troubled debt restructurings.

8. Reinsurance

In the ordinary course of business, our insurance companies purchase both treaty and facultative reinsurance to limit potential losses, provide additional capacity for growth, minimize exposure to significant risks or to facilitate greater diversification of our businesses. In addition, certain of our General Insurance subsidiaries sell reinsurance to other insurance companies. We determine the portion of our ultimate net loss that will be recoverable under our reinsurance contracts by reference to the terms of the reinsurance protection purchased. This determination involves an estimate of incurred but not reported (IBNR) loss. Reinsurance recoverables for contracts which are accounted for as deposits are subject to similar judgments and uncertainties and reported in Other assets.

Reinsurance assets include the balances due for paid losses and expenses, reserves for losses and expenses reported and outstanding, reserves for IBNR, ceded unearned premiums and ceded future policy benefits for life and accident and health insurance contracts and benefits paid and unpaid. Amounts related to paid and reserved losses and expenses and benefits with respect to these reinsurance agreements are sometimes collateralized. We remain liable to our policyholders regardless of whether our reinsurers meet their obligations under the reinsurance contracts, and as such, we regularly evaluate the financial condition of our reinsurers and monitor concentration of our credit risk. The estimation of the allowance for unrecoverable reinsurance from reinsurers who are unwilling and/or unable to pay amounts due to us requires judgment for which key inputs typically include historical collection rates when amounts due are in dispute or where the reinsurer has suffered a credit event as well as specific reviews of balances in dispute or subject to credit impairment. The allowance for credit losses and disputes on reinsurance assets was $236 million and $295 million at December 31, 2023 and 2022, respectively. Changes in the allowance for credit losses and disputes on reinsurance assets are reflected in Policyholder benefits and losses incurred within the Consolidated Statements of Income (Loss).

Reinsurance recoverables are recognized in a manner consistent with the liabilities relating to the underlying reinsured contracts.

The reinsurance recoverables for coinsurance and modco contracts, along with amounts recoverable on YRT treaties are determined based on updated net premium ratios, reflecting updated actuarial assumptions using locked-in upper-medium investment instrument yield discount rates with changes recognized as remeasurement gains and losses reported in income. In addition, reinsurance recoverables are remeasured at the balance sheet date using current upper-medium grade discount rates with changes reported in OCI. For reinsurance agreements that reinsure existing, or non-contemporaneous (in-force) traditional and limited payment long-duration insurance contracts, the reinsurance recoverable is measured using the upper-medium grade fixed-income instrument yield discount rate assumption related to the effective date of the reinsurance contract. Therefore, for non-contemporaneous reinsurance agreements executed after January 1, 2021, the locked-in rate to accrete interest into the income statement related to the reinsurance recoverable would be different from the locked-in rate used for accreting interest on the direct reserve for future policy benefits. Certain reinsured guaranteed benefits previously reported as reinsurance recoverables are classified as Market risk benefit assets in the Consolidated Balance Sheets and are measured at fair value.

The following tables present the transition rollforward for Reinsurance assets:

(in millions)	Individual Retirement		Life Insurance		Institutional Markets		Total	
Reinsurance assets - other, net of allowance for credit losses and disputes[a]								
Pre-adoption, December 31, 2020	$	309	$	2,370	$	28	$	2,707
Reclassification of Cost of Reinsurance[b]		—		416		—		416
Reclassification to Market risk benefits		(35)		—		—		(35)
Change in cash flow assumptions and effect of net premiums exceeding gross premiums		—		9		—		9
Change due to the current upper-medium grade discount rate		—		74		5		79
Post-adoption January 1, 2021	$	274	$	2,869	$	33	$	3,176

(in millions)		Total
Reinsurance assets - Fortitude Re, net of allowance for credit losses and disputes[c]		
Pre-adoption, December 31, 2020	$	29,135
Change in cash flow assumptions and effect of net premiums exceeding gross premiums		55
Change due to the current upper-medium grade discount rate		7,611
Post-adoption January 1, 2021	$	36,801

(a) Excludes $36.3 billion of Reinsurance assets - other, net of allowance for credit losses and disputes in General Insurance and Other Operations.

(b) Cost of reinsurance is reported in Other liabilities in the Consolidated Balance sheets.

(c) Represents Life and Retirement legacy insurance lines ceded to Fortitude Re. Excludes $5.4 billion of Reinsurance assets - Fortitude Re, net of allowance for credit losses and disputes in General Insurance and Other Operations.

The remeasurement of the reinsurance assets using the current upper-medium grade discount rate is offset in AOCI.

The following table provides supplemental information for loss and benefit reserves, gross and net of ceded reinsurance:

At December 31,	2023		2022	
(in millions)	As Reported	Net of Reinsurance	As Reported	Net of Reinsurance
Liability for unpaid losses and loss adjustment expenses	$ (70,393)	$ (39,994)	$ (75,167)	$ (42,955)
Future policy benefits for life and accident and health insurance contracts	(58,576)	(35,005)	(51,914)	(27,836)
Policyholder contract deposits	(161,979)	(158,171)	(155,984)	(152,375)
Reserve for unearned premiums	(17,387)	(13,117)	(18,338)	(13,992)
Other policyholder funds	(3,356)	(2,817)	(3,463)	(2,898)
Reinsurance assets*	62,587		64,810	

* Reinsurance assets excludes (i) allowance for credit losses and disputes of $236 million and $295 million (of which $110 million and $110 million pertains to CECL reserve for Liability for unpaid losses and loss adjustment expenses) for the years ended December 31, 2023 and 2022, respectively, (ii) paid loss recoveries of $4,879 million and $4,662 million for the years ended December 31, 2023 and 2022, respectively, and (iii) policy and contract claims recoverable of $296 million and $545 million for the years ended December 31, 2023 and 2022, respectively.

SHORT-DURATION REINSURANCE

Short-duration reinsurance is effected under reinsurance treaties and by negotiation on individual risks. Certain of these reinsurance arrangements consist of excess of loss contracts that protect us against losses above stipulated amounts. Ceded premiums are considered prepaid reinsurance premiums and are recognized as a reduction of premiums earned over the contract period in proportion to the protection received. Amounts recoverable from reinsurers on short-duration contracts are estimated in a manner consistent with the claims liabilities associated with the reinsurance and presented as a component of Reinsurance assets. Reinsurance premiums for assumed business are estimated based on information received from brokers, ceding companies and reinsurers. Any subsequent differences arising on such estimates are recorded in the periods in which they are determined. Assumed reinsurance premiums are earned primarily on a pro-rata basis over the terms of the reinsurance contracts and the portion of premiums relating to the unexpired terms of coverage is included in the reserve for unearned premiums. Reinsurance premiums for assumed business are estimated based on information received from brokers, ceding companies and reinsureds. Any subsequent differences arising on such estimates are recorded in the periods in which they are determined. For both ceded and assumed reinsurance, risk transfer requirements must be met for reinsurance accounting to apply. If risk transfer requirements are not met, the contract is accounted for as a deposit, resulting in the recognition of cash flows under the contract through a deposit asset or liability and not as revenue or expense. To meet risk transfer requirements, a reinsurance contract must include both insurance risk, consisting of both underwriting and timing risk, and a reasonable possibility of a significant loss for the assuming entity. Similar risk transfer criteria are used to determine whether directly written insurance contracts should be accounted for as insurance or as a deposit.

The following table presents short-duration insurance premiums written and earned:

	Years Ended December 31,		
(in millions)	2023	2022	2021
Premiums written:			
Direct	$ 31,445	$ 32,025	$ 30,910
Assumed	7,951	7,385	7,209
Ceded	(12,190)	(12,650)	(11,702)
Net	$ 27,206	$ 26,760	$ 26,417
Premiums earned:			
Direct	$ 30,781	$ 32,053	$ 30,279
Assumed	7,050	7,137	6,640
Ceded	(12,268)	(12,425)	(11,301)
Net	$ 25,563	$ 26,765	$ 25,618

For the years ended December 31, 2023, 2022 and 2021, reinsurance recoveries, which reduced losses and loss adjustment expenses incurred, amounted to $8.1 billion, $7.1 billion and $7.2 billion, respectively.

Retroactive reinsurance agreements are reinsurance agreements under which our reinsurer agrees to reimburse us as a result of past insurable events. For these agreements, the excess of the amounts ultimately collectible under the agreement over the consideration paid is recognized as a deferred gain liability and amortized into income over the settlement period of the ceded reserves. The amount of the deferral is recalculated each period based on loss payments and updated estimates. If the consideration paid exceeds the ultimate losses collectible under the agreement, the net loss on the agreement is recognized in income immediately. Ceded loss reserves under retroactive agreements were $12.4 billion and $14.3 billion, and the deferred gain liability was $585 million and $661 million, as of December 31, 2023 and 2022, respectively. The effect on income from amortization of the deferred gain was $82 million, $252 million and $191 million for the years ended December 31, 2023, 2022 and 2021, respectively.

In the first quarter of 2017, we entered into an adverse development reinsurance agreement with National Indemnity Company (NICO), a subsidiary of Berkshire Hathaway Inc., under which we transferred to NICO 80 percent of the reserve risk on substantially all of our U.S. Commercial long-tail exposures for accident years 2015 and prior. Under this agreement, we ceded to NICO 80 percent of the losses on subject business paid on or after January 1, 2016 in excess of $25 billion of net paid losses, up to an aggregate limit of $25 billion. We account for this transaction as retroactive reinsurance. This transaction resulted in a gain, which under U.S. GAAP retroactive reinsurance accounting is deferred and amortized into income over the settlement period. NICO created a collateral trust account as security for their claim payment obligations to us, into which they deposited the consideration paid under the agreement, and Berkshire Hathaway Inc. has provided a parental guarantee to secure NICO's obligations under the agreement.

LONG-DURATION REINSURANCE

Long-duration reinsurance is principally under YRT treaties, along with a large modco treaty reinsuring the majority of our legacy business to a former affiliate, Fortitude Re. Reinsurance premiums ceded are recognized when due, along with corresponding benefits. Amounts recoverable from reinsurers are presented as a component of Reinsurance assets.

The following table presents premiums earned and policy fees for our long-duration life insurance and annuity operations:

Years Ended December 31, (in millions)	2023	2022	2021
Premiums earned:			
Direct	$ 4,706	$ 4,739	$ 4,604
Assumed	4,111	1,318	2,265
Ceded	(1,126)	(966)	(1,202)
Net	$ 7,691	$ 5,091	$ 5,667
Policy Fees:			
Direct	$ 2,873	$ 2,991	$ 3,090
Assumed	—	—	—
Ceded	(76)	(78)	(85)
Net	$ 2,797	$ 2,913	$ 3,005

Long-duration reinsurance recoveries, which reduced Policyholder benefits and losses incurred, was approximately $1.1 billion, $0.9 billion and $1.3 billion for the years ended December 31, 2023, 2022 and 2021 respectively.

The following table presents long-duration insurance in-force ceded to other insurance companies:

At December 31, (in millions)	2023	2022	2021
Long-duration insurance in force ceded	$ 363,471	$ 346,879	$ 363,008

Long-duration insurance in-force assumed as a percentage of gross long-duration insurance in-force was 0.01 percent, 0.01 percent, and 0.01 percent at December 31, 2023, 2022 and 2021, respectively; and premiums assumed represented 46.6 percent, 21.8 percent and 33.0 percent of gross premiums for the years ended December 31, 2023, 2022 and 2021, respectively.

The U.S. Life and Retirement companies manage the capital impact of their statutory reserve requirements for certain whole life and universal life policies through unaffiliated and affiliated reinsurance transactions. An evaluation is performed to determine whether these reinsurance transactions meet the requirements of risk transfer under U.S. GAAP. If risk transfer requirements are not met, deposit accounting is used for these reinsurance transactions with a reinsurance risk charge recorded in income. Under one affiliated reinsurance arrangement, one of the U.S. Life and Retirement subsidiaries had one bilateral letter of credit currently in the amount of $125 million, which was issued on May 9, 2022 and expires on February 7, 2027. As of May 12, 2022, this letter of credit is subject to reimbursement by Corebridge Parent in the event of a drawdown.

For additional information on the use of reinsurance, see Note 20.

FORTITUDE RE

Fortitude Re is the reinsurer of the majority of AIG's run-off operations. The reinsurance transactions are structured as modco and loss portfolio transfer arrangements with funds withheld (funds withheld). In modco and funds withheld arrangements, the investments supporting the reinsurance agreements, and which reflect the majority of the consideration that would be paid to the reinsurer for entering into the transaction, are withheld by, and therefore continue to reside on the balance sheet of, the ceding company (i.e., AIG) thereby creating an obligation for the ceding company to pay the reinsurer (i.e., Fortitude Re) at a later date. Additionally, as AIG maintains ownership of these investments, AIG will maintain its existing accounting for these assets (e.g., the changes in fair value of available for sale securities will be recognized within OCI). AIG has established a funds withheld payable to Fortitude Re while simultaneously establishing a reinsurance asset representing reserves for the insurance coverage that Fortitude Re has assumed. The funds withheld payable contains an embedded derivative and changes in fair value of the embedded derivative related to the funds withheld payable are recognized in earnings through Net realized gains (losses). This embedded derivative is considered a total return swap with contractual returns that are attributable to various assets and liabilities associated with these reinsurance agreements.

As of December 31, 2023, approximately $27.6 billion of reserves from our Life and Retirement Run-Off Lines and approximately $3.0 billion of reserves from our General Insurance Run-Off Lines related to business written by multiple wholly-owned AIG subsidiaries, had been ceded to Fortitude Re under these reinsurance transactions.

There is a diverse pool of assets supporting the funds withheld arrangements with Fortitude Re. The following summarizes the composition of the pool of assets:

(in millions)	December 31, 2023 Carrying Value	Fair Value	December 31, 2022 Carrying Value	Fair Value	Corresponding Accounting Policy
Fixed maturity securities - available for sale[a]	$ 17,384	$ 17,384	$ 18,821	$ 18,821	Fair value through other comprehensive income (loss)
Fixed maturity securities - fair value option	4,867	4,867	4,182	4,182	Fair value through net investment income
Commercial mortgage loans	3,921	3,685	4,107	3,837	Amortized cost
Real estate investments	184	329	133	348	Amortized cost
Private equity funds / hedge funds	1,910	1,910	1,893	1,893	Fair value through net investment income
Policy loans	330	330	355	355	Amortized cost
Short-term investments	176	176	75	75	Fair value through net investment income
Funds withheld investment assets	28,772	28,681	29,566	29,511	
Derivative assets, net[b]	45	45	90	90	Fair value through net realized gains (losses)
Other[c]	758	758	782	782	Amortized cost
Total	$ 29,575	$ 29,484	$ 30,438	$ 30,383	

(a) The change in the net unrealized gains (losses) on available for sale securities related to the Fortitude Re funds withheld assets was $734 million ($580 million after-tax) and $(7.5) billion ($(5.9) billion after-tax), respectively for the years ended December 31, 2023 and 2022.

(b) The derivative assets and liabilities have been presented net of cash collateral. The derivative assets and liabilities supporting the Fortitude Re funds withheld arrangements had a fair market value of $63 million and $34 million, respectively, as of December 31, 2023. The derivative assets and liabilities supporting the Fortitude Re funds withheld arrangements had a fair market value of $192 million and $28 million, respectively, as of December 31, 2022. These derivative assets and liabilities are fully collateralized either by cash or securities.

(c) Primarily comprised of Cash and Accrued investment income.

The impact of the funds withheld arrangements with Fortitude Re was as follows:

Years Ended December 31, (in millions)	2023	2022	2021
Net investment income - Fortitude Re funds withheld assets	$ 1,544	$ 943	$ 1,971
Net realized gains (losses) on Fortitude Re funds withheld assets:			
Net realized gains (losses) - Fortitude Re funds withheld assets	(295)	(486)	1,003
Net realized gains (losses) - Fortitude Re funds withheld embedded derivative	(2,007)	7,481	(603)
Net realized gains (losses) on Fortitude Re funds withheld assets	(2,302)	6,995	400
Income (loss) from continuing operations before income tax expense (benefit)	(758)	7,938	2,371
Income tax expense (benefit)[a]	(159)	1,667	499
Net income (loss)	(599)	6,271	1,872
Change in unrealized appreciation (depreciation) of all other investments[a]	580	(5,900)	(1,760)
Comprehensive income (loss)	$ (19)	$ 371	$ 112

(a) The income tax expense (benefit) and the tax impact in AOCI was computed using AIG's U.S. statutory tax rate of 21 percent.

Various assets supporting the Fortitude Re funds withheld arrangements are reported at amortized cost, and as such, changes in the fair value of these assets are not reflected in the financial statements. However, changes in the fair value of these assets are included in the embedded derivative in the Fortitude Re funds withheld arrangement and the appreciation (depreciation) of the asset is the primary driver of the comprehensive income (loss) reflected above.

Reinsurance Security

Our third-party reinsurance arrangements do not relieve us from our direct obligations to our beneficiaries. Thus, a credit exposure exists with respect to both short-duration and long-duration reinsurance ceded to the extent that any reinsurer fails to meet the obligations assumed under any reinsurance agreement. We hold substantial collateral as security under related reinsurance agreements in the form of funds, securities, and/or letters of credit. A provision has been recorded for estimated unrecoverable reinsurance. In light of collateral held, we believe that no exposure to a single reinsurer represents an inappropriate concentration of credit risk to AIG. Gross reinsurance assets due from reinsurers exceeding 5 percent of our total reinsurance assets were approximately $46.3 billion and $48.4 billion at December 31, 2023 and 2022, respectively, of which approximately $3.2 billion and $3.6 billion at December 31, 2023 and 2022, respectively, was not secured by collateral.

REINSURANCE – CREDIT LOSSES

The estimation of reinsurance recoverables involves a significant amount of judgment, particularly for latent exposures, such as asbestos, due to their long-tail nature. We assess the collectability of reinsurance recoverable balances in each reporting period, through either historical trends of disputes and credit events or financial analysis of the credit quality of the reinsurer. We record adjustments to reflect the results of these assessments through an allowance for credit losses and disputes on uncollectible reinsurance that reduces the carrying amount of reinsurance and other assets on the consolidated balance sheets (collectively, reinsurance recoverables). This estimate requires significant judgment for which key considerations include:

- paid and unpaid amounts recoverable;
- whether the balance is in dispute or subject to legal collection;
- the relative financial health of the reinsurer as classified by the Obligor Risk Ratings (ORRs) we assign to each reinsurer based upon our financial reviews; reinsurers that are financially troubled (i.e., in run-off, have voluntarily or involuntarily been placed in receivership, are insolvent, are in the process of liquidation or otherwise subject to formal or informal regulatory restriction) are assigned ORRs that will generate a significant allowance; and
- whether collateral and collateral arrangements exist.

An estimate of the reinsurance recoverable's lifetime expected credit losses is established utilizing a probability of default and loss given default method, which reflects the reinsurer's ORR. The allowance for credit losses excludes disputed amounts. An allowance for disputes is established for a reinsurance recoverable using the losses incurred model for contingencies.

The total reinsurance recoverables as of December 31, 2023 were $69.8 billion. As of that date, utilizing AIG's ORRs, (i) approximately 90 percent of the reinsurance recoverables were investment grade, of which 51 percent related to General Insurance and 39 percent related to Life and Retirement; (ii) approximately 9 percent of the reinsurance recoverables were non-investment grade, the majority of which related to General Insurance and (iii) approximately one percent of the reinsurance recoverables related to entities that were not rated by AIG.

The total reinsurance recoverables as of December 31, 2022 were $71.8 billion. As of that date, utilizing AIG's ORRs, (i) approximately 92 percent of the reinsurance recoverables were investment grade, of which 53 percent related to General Insurance and 39 percent related to Life and Retirement; (ii) approximately 7 percent of the reinsurance recoverables were non-investment grade, the majority of which related to General Insurance; (iii) less than one percent of the non-investment grade reinsurance recoverables related to Life and Retirement and (iv) approximately one percent of the reinsurance recoverables related to entities that were not rated by AIG.

As of December 31, 2023 and December 31, 2022, approximately 83 percent and 77 percent, respectively, of our non-investment grade reinsurance exposure related to captive insurers. These arrangements are typically collateralized by letters of credit, funds withheld or trust agreements.

Reinsurance Recoverable Allowance

The following table presents a rollforward of the reinsurance recoverable allowance:

Years Ended December 31,	2023			2022			2021		
(in millions)	General Insurance	Life and Retirement	Total	General Insurance	Life and Retirement	Total	General Insurance	Life and Retirement	Total
Balance, beginning of year	$ 260	$ 84	$ 344	$ 281	$ 101	$ 382	$ 292	$ 83	$ 375
Addition to (release of) allowance for expected credit losses and disputes, net	(5)	(5)	(10)	(22)	(17)	(39)	6	18	24
Write-offs charged against the allowance for credit losses and disputes	—	(49)	(49)	(5)	—	(5)	(17)	—	(17)
Recoveries of amounts previously written off	—	—	—	2	—	2	—	—	—
Other changes	—	—	—	4	—	4	—	—	—
Balance, end of year	$ 255	$ 30	$ 285	$ 260	$ 84	$ 344	$ 281	$ 101	$ 382

Past-Due Status

We consider a reinsurance asset to be past due when it is 90 days past due. The allowance for credit losses is estimated excluding disputed amounts. An allowance for disputes is established using the losses incurred method for contingencies. Past due balances on claims that are not in dispute were not material for any of the periods presented.

9. Deferred Policy Acquisition Costs

DAC represent those costs that are incremental and directly related to the successful acquisition of new or renewal of existing insurance contracts. We defer incremental costs that result directly from, and are essential to, the acquisition or renewal of an insurance contract. Such DAC generally include agent or broker commissions and bonuses, premium taxes, and medical and inspection fees that would not have been incurred if the insurance contract had not been acquired or renewed. Each cost is analyzed to assess whether it is fully deferrable. We partially defer costs, including certain commissions, when we do not believe that the entire cost is directly related to the acquisition or renewal of insurance contracts. Commissions that are not deferred to DAC are recorded in General operating and other expenses in the Consolidated Statements of Income (Loss).

We also defer a portion of employee total compensation and payroll-related fringe benefits directly related to time spent performing specific acquisition or renewal activities, including costs associated with the time spent on underwriting, policy issuance and processing, and sales force contract selling. The amounts deferred are derived based on successful efforts for each distribution channel and/or cost center from which the cost originates.

Short-duration insurance contracts: Policy acquisition costs are deferred and amortized over the period in which the related premiums written are earned, generally 12 months. DAC is grouped consistent with the manner in which the insurance contracts are acquired, serviced and measured for profitability and is reviewed for recoverability based on the profitability of the underlying insurance contracts. Investment income is anticipated in assessing the recoverability of DAC. We assess the recoverability of DAC on an annual basis or more frequently if circumstances indicate an impairment may have occurred. This assessment is performed by comparing recorded net unearned premiums and anticipated investment income on in-force business to the sum of expected losses and loss adjustment expenses incurred, unamortized DAC and maintenance costs. If the sum of these costs exceeds the amount of recorded net unearned premiums and anticipated investment income, the excess is recognized as an offset against the asset established for DAC. This offset is referred to as a premium deficiency charge. Increases in expected losses and loss adjustment expenses incurred can have a significant impact on the likelihood and amount of a premium deficiency charge.

Long-duration insurance contracts: DAC for all long-duration contracts, except for those with limited to no exposure to policyholder behavior risk, (i.e., certain investment contracts), is grouped and amortized on a constant level basis (i.e., approximating straight line amortization with adjustments for expected terminations) over the expected term of the related contracts using assumptions consistent with those used in estimating the related liability for future policy benefits, or any other related balances, for those corresponding contracts, as applicable. Capitalized expenses are only included in DAC amortization as expenses are incurred. For amortization purposes, contracts are grouped into annual cohorts by issue year and product and to segregate reinsured and non-reinsured contracts. For life insurance contracts, amortization is based on insurance in-force, while initial deposits are used for deferred annuity contracts, structured settlements and pension risk transfer products. Changes in future assumptions (e.g., expected duration of contracts or amount of coverage expected to be in force) are applied by adjusting the amortization rate prospectively. The Company has elected to implicitly account for actual experience, whether favorable or unfavorable, in its amortization expense each period. DAC is capped at the amount of expenses capitalized as the DAC balance does not accrue interest. DAC is not subject to recoverability testing.

Value of Business Acquired (VOBA) is determined at the time of acquisition and is reported in the Consolidated Balance Sheets with DAC. This value is based on the present value of future pre-tax profits discounted at yields applicable at the time of purchase. VOBA is amortized, consistent with DAC, i.e., over the life of the business on a constant level basis.

Internal Replacements of Long-duration and Investment-oriented Products: For some products, policyholders can elect to modify product benefits, features, rights or coverages by exchanging a contract for a new contract or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. These transactions are known as internal replacements. If the modification does not substantially change the contract, we do not change the accounting and amortization of existing DAC and related actuarial balances. If an internal replacement represents a substantial change, the original contract is considered to be extinguished and any related DAC or other policy balances are charged or credited to income, and any new deferrable costs associated with the replacement contract are deferred.

The following table presents the transition rollforward for DAC*:

(in millions)	Individual Retirement	Group Retirement	Life Insurance	Institutional Markets	Total
Pre-adoption December 31, 2020 DAC balance	$ 2,359	$ 560	$ 4,371	$ 26	$ 7,316
Adjustments for the removal of related balances in Accumulated other comprehensive income (loss) originating from unrealized gains (losses)	2,062	534	547	7	3,150
Post-adoption January 1, 2021 DAC balance	$ 4,421	$ 1,094	$ 4,918	$ 33	$ 10,466

* Excludes $2.5 billion of DAC in General Insurance.

Prior to the adoption of LDTI, DAC for investment-oriented products included the effect of unrealized gains or losses on fixed maturity securities classified as available for sale. At the Transition Date, these adjustments were removed with a corresponding offset in AOCI. As the available for sale portfolio was in an unrealized gain position as of the Transition Date, the adjustment for removal of related balances in AOCI originating from unrealized gains (losses) balances reduced DAC.

The following table presents a rollforward of DAC:

Years Ended December 31, 2023 (in millions)	General Insurance	Individual Retirement	Group Retirement	Life Insurance	Institutional Markets	Total
Balance, beginning of year	$ 2,310	$ 4,597	$ 1,060	$ 4,839	$ 51	$ 12,857
Capitalization	4,135	705	78	473	28	5,419
Amortization expense	(3,747)	(567)	(82)	(403)	(9)	(4,808)
Other, including foreign exchange	(45)	—	—	54	—	9
Dispositions*	(578)	—	—	—	—	(578)
Reclassified to held for sale	—	—	—	(814)	—	(814)
Balance, end of year	$ 2,075	$ 4,735	$ 1,056	$ 4,149	$ 70	$ 12,085
Years Ended December 31, 2022						
Balance, beginning of year	$ 2,428	$ 4,553	$ 1,078	$ 4,904	$ 38	$ 13,001
Capitalization	3,648	562	62	429	21	4,722
Amortization expense	(3,536)	(519)	(80)	(415)	(7)	(4,557)
Other, including foreign exchange	(230)	1	—	(79)	(1)	(309)
Balance, end of year	$ 2,310	$ 4,597	$ 1,060	$ 4,839	$ 51	$ 12,857
Years Ended December 31, 2021						
Balance, beginning of year	$ 2,489	$ 4,421	$ 1,094	$ 4,918	$ 33	$ 12,955
Capitalization	3,658	579	62	420	10	4,729
Amortization expense	(3,566)	(447)	(78)	(427)	(6)	(4,524)
Other, including foreign exchange	(153)	—	—	(7)	1	(159)
Balance, end of year	$ 2,428	$ 4,553	$ 1,078	$ 4,904	$ 38	$ 13,001

* Includes amounts related to the sale of Validus Re through the date of disposition.

DEFERRED SALES INDUCEMENTS

We offer DSI which include enhanced crediting rates or bonus payments to contract holders (bonus interest) on certain annuity and investment contract products. To qualify for such accounting treatment as an asset, the bonus interest must be explicitly identified in the contract at inception. We must also demonstrate that such amounts are incremental to amounts we credit on similar contracts without bonus interest and are higher than the contracts' expected ongoing crediting rates for periods after the bonus period. DSI is reported in Other assets, while amortization related to DSI is recorded in Interest credited to policyholder account balances.

DSI amounts are deferred and amortized on a constant level basis over the life of the contract consistent with DAC. Changes in future assumptions (e.g., expected duration of contracts) are applied by adjusting the amortization rate prospectively rather than through a retrospective catch up adjustment. The Company has elected to implicitly account for actual experience, whether favorable or unfavorable, in its amortization expense each period, consistent with DAC.

The following table presents the transition rollforward for DSI*:

(in millions)	Individual Retirement		Group Retirement		Total	
Pre-adoption December 31, 2020 DSI balance	$	**190**	$	**91**	$	**281**
Adjustments for the removal of related balances in Accumulated other comprehensive income (loss) originating from unrealized gains (losses)		284		114		398
Post-adoption January 1, 2021 DSI balance	$	**474**	$	**205**	$	**679**

*   Other assets, excluding DSI, totaled $12.8 billion.

Prior to the adoption of LDTI, deferred sales inducements for investment-oriented products included the effect of unrealized gains or losses on fixed maturity securities classified as available-for-sale. At the Transition Date, these adjustments were removed with a corresponding offset in AOCI. As the available for sale portfolio was in an unrealized gain position as of the Transition Date, the adjustment for removal of related balances in AOCI originating from unrealized gains (losses) balances reduced DSI.

The following table presents a rollforward of DSI:

Years Ended December 31,	2023			2022			2021		
(in millions)	Individual Retirement	Group Retirement	Total	Individual Retirement	Group Retirement	Total	Individual Retirement	Group Retirement	Total
Balance, beginning of year	$ **381**	$ **177**	$ **558**	$ 428	$ 191	$ 619	$ 474	$ 205	$ 679
Capitalization	7	1	8	9	—	9	10	—	10
Amortization expense	(55)	(14)	(69)	(56)	(14)	(70)	(56)	(14)	(70)
Balance, end of year*	$ **333**	$ **164**	$ **497**	$ 381	$ 177	$ 558	$ 428	$ 191	$ 619

*   At December 31, 2023, 2022 and 2021, Other assets, excluding DSI, totaled $12.6 billion, $11.8 billion and $14.0 billion, respectively.

10. Variable Interest Entities

A variable interest entity (VIE) is a legal entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support or is structured such that equity investors lack the ability to make significant decisions relating to the entity's operations through voting rights or do not substantively participate in the gains and losses of the entity. Consolidation of a VIE by its primary beneficiary is not based on majority voting interest, but is based on other criteria discussed below.

We enter into various arrangements with VIEs in the normal course of business and consolidate the VIEs when we determine we are the primary beneficiary. This analysis includes a review of the VIE's capital structure, related contractual relationships and terms, nature of the VIE's operations and purpose, nature of the VIE's interests issued and our involvement with the entity. When assessing the need to consolidate a VIE, we evaluate the design of the VIE as well as the related risks to which the entity was designed to expose the variable interest holders.

The primary beneficiary is the entity that has both (i) the power to direct the activities of the VIE that most significantly affect the entity's economic performance and (ii) the obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. While also considering these factors, the consolidation conclusion depends on the breadth of our decision-making ability and our ability to influence activities that significantly affect the economic performance of the VIE.

BALANCE SHEET CLASSIFICATION AND EXPOSURE TO LOSS

Creditors or beneficial interest holders of VIEs for which AIG is the primary beneficiary generally have recourse only to the assets and cash flows of the VIEs and do not have recourse to AIG, except in limited circumstances when AIG has provided a guarantee to the VIE's interest holders. The following table presents the total assets and total liabilities associated with our variable interests in consolidated VIEs, as classified in the Consolidated Balance Sheets:

(in millions)	Real Estate and Investment Entities[d]	Securitization Vehicles[e]	Total
December 31, 2023			
Assets:			
Bonds available for sale	$ 36	$ 148	$ 184
Other bond securities	45	—	45
Equity securities	8	—	8
Mortgage and other loans receivable	—	2,063	2,063
Other invested assets			
Alternative investments[a]	2,695	—	2,695
Investment real estate	1,488	—	1,488
Short-term investments	125	10	135
Cash	61	—	61
Accrued investment income	2	7	9
Other assets	94	2	96
Total[b]	$ 4,554	$ 2,230	$ 6,784
Liabilities:			
Debt of consolidated investment entities	$ 1,094	$ 1,106	$ 2,200
Other[c]	82	1	83
Total	$ 1,176	$ 1,107	$ 2,283

(in millions)	Real Estate and Investment Entities[d]	Securitization Vehicles[e]	Total
December 31, 2022			
Assets:			
Bonds available for sale	$ —	$ 3,672	$ 3,672
Equity securities	51	—	51
Mortgage and other loans receivable	—	2,221	2,221
Other invested assets			
Alternative investments[a]	2,842	—	2,842
Investment real estate	1,731	—	1,731
Short-term investments	191	281	472
Cash	71	—	71
Accrued investment income	—	9	9
Other assets	102	70	172
Total[b]	$ 4,988	$ 6,253	$ 11,241
Liabilities:			
Debt of consolidated investment entities	$ 1,358	$ 4,336	$ 5,694
Other[c]	85	47	132
Total	$ 1,443	$ 4,383	$ 5,826

(a) Comprised primarily of investments in real estate joint ventures at December 31, 2023 and 2022.

(b) The assets of each VIE can be used only to settle specific obligations of that VIE.

(c) Comprised primarily of Other liabilities at December 31, 2023 and 2022.

(d) At December 31, 2023 and 2022, off-balance sheet exposure primarily consisting of our insurance companies' commitments to real estate and investment entities were $1.9 billion and $2.1 billion, respectively, of which commitments to external parties were $0.4 billion and $0.6 billion, respectively.

(e) During the year ended December 31, 2023, as part of the sale of AIG Credit Management, LLC, certain consolidated investment entities were deconsolidated. The impact of the deconsolidation was a decrease of $3.6 billion in assets and $3.1 billion in liabilities, resulting in a pre-tax loss of $14 million.

We calculate our maximum exposure to loss to be (i) the amount invested in the debt or equity of the VIE, (ii) the notional amount of VIE assets or liabilities where we have also provided credit protection to the VIE with the VIE as the referenced obligation, and (iii) other commitments and guarantees to the VIE.

The following table presents total assets of unconsolidated VIEs in which we hold a variable interest, as well as our maximum exposure to loss associated with these VIEs:

			Maximum Exposure to Loss		
(in millions)	Total VIE Assets	On-Balance Sheet[c]	Off-Balance Sheet		Total
December 31, 2023					
Real estate and investment entities[a]	$ 528,053	$ 9,125	$ 3,720 [d]	$	12,845
Other[b]	1,027	58	748 [e]		806
Total	$ 529,080	$ 9,183	$ 4,468	$	13,651
December 31, 2022					
Real estate and investment entities[a]	$ 504,219	$ 9,145	$ 3,938 [d]	$	13,083
Other[b]	1,302	247	747 [e]		994
Total	$ 505,521	$ 9,392	$ 4,685	$	14,077

(a) Comprised primarily of hedge funds and private equity funds.

(b) At December 31, 2023 and 2022, excludes approximately $1,971 million and $2,057 million, respectively, of VIE assets related to AIGFP and its consolidated subsidiaries, with maximum off-balance sheet exposure to loss of $1,941 million and $2,033 million, respectively. *For additional information, see Note 1.*

(c) At December 31, 2023 and 2022, $9.1 billion and $9.3 billion, respectively, of our total unconsolidated VIE assets were recorded as Other invested assets.

(d) These amounts represent our unfunded commitments to invest in private equity funds and hedge funds.

(e) These amounts represent our estimate of the maximum exposure to loss under certain insurance policies issued to VIEs if a hypothetical loss occurred to the extent of the full amount of the insured value. Our insurance policies cover defined risks and our estimate of liability is included in our insurance reserves on the balance sheet.

REAL ESTATE AND INVESTMENT ENTITIES

Through our insurance operations and AIG Global Real Estate Investment Corp., we are an investor in various real estate investment entities, some of which are VIEs. These investments are typically with unaffiliated third-party developers via a partnership or limited liability company structure. The VIEs' activities consist of the development or redevelopment of commercial, industrial and residential real estate. Our involvement varies from being a passive equity investor or finance provider to actively managing the activities of the VIEs.

Our insurance operations participate as passive investors in the equity issued by certain third-party-managed hedge and private equity funds that are VIEs. Our insurance operations typically are not involved in the design or establishment of these VIEs, nor do they actively participate in the management of the VIEs.

SECURITIZATION AND REPACKAGING VEHICLES

We created certain VIEs that hold investments, primarily in investment-grade debt securities and loans, and issued beneficial interests in these investments. Some of these VIEs were created to facilitate our purchase of asset-backed securities. In these situations, all of the beneficial interests are owned by our insurance operations and are consolidated by AIG. In other instances, we have created VIEs that are securitizations of residential mortgage loans or other forms of collateralized loan obligations or repackage loan and other assets into pass-through securities. Our insurance subsidiaries own some of the beneficial interests of these VIEs, and we maintain the power to direct the activities of the VIEs that most significantly impact their economic performance. Accordingly, we consolidate these entities and those beneficial interests issued to third parties are reported as debt of consolidated investment entities. This debt is non-recourse to AIG.

RMBS, CMBS, OTHER ABS AND CLOS

Primarily through our insurance operations, we are a passive investor in RMBS, CMBS, other ABS and CLOs, the majority of which are issued by domestic special purpose entities. We generally do not sponsor or transfer assets to, or act as the servicer to these asset-backed structures, and were not involved in the design of these entities.

Our maximum exposure in these types of structures is limited to our investment in securities issued by these entities and, where applicable, any unfunded commitments to these entities. Conditional unfunded commitments for these unconsolidated entities are $435 million at December 31, 2023. Based on the nature of our investments and our passive involvement in these types of structures, we have determined that we are not the primary beneficiary of these entities. We have not included these entities in the above tables; however, the fair values of our investments in these structures are reported in Notes 5 and 6.

Additionally from time to time, AIG participates in the design of certain VIEs which we do not consolidate. The notes issued by these VIEs are recognized at fair value and included in available for sale securities in our financial statements. As of December 31, 2023, the total VIE assets from these securitizations are $3 billion, of which AIG's maximum exposure to loss is $2.4 billion.

11. Derivatives and Hedge Accounting

We use derivatives and other financial instruments as part of our financial risk management programs and as part of our investment operations. Interest rate derivatives (such as interest rate swaps) are used to manage interest rate risk associated with embedded derivatives contained in insurance contract liabilities, fixed maturity securities, outstanding medium- and long-term notes as well as other interest rate sensitive assets and liabilities. Foreign exchange derivatives (principally foreign exchange forwards and swaps) are used to economically mitigate risk associated with non-U.S. dollar denominated debt, net capital exposures, foreign currency transactions, and foreign denominated investments. Equity derivatives are used to economically mitigate financial risk associated with embedded derivatives and MRBs in certain insurance liabilities. We use credit derivatives to manage our credit exposures. Commodity derivatives are used to hedge exposures within reinsurance contracts. The derivatives are effective economic hedges of the exposures that they are meant to offset. In addition to hedging activities, we also enter into derivative contracts with respect to investment operations, which may include, among other things, CDSs, total return swaps and purchases of investments with embedded derivatives, such as equity-linked notes and convertible bonds.

Interest rate, currency, equity and commodity swaps, credit contracts, swaptions, options and forward transactions are accounted for as derivatives, recorded on a trade-date basis and carried at fair value. Unrealized gains and losses are reflected in income, when appropriate. Aggregate asset or liability positions are netted on the Consolidated Balance Sheets only to the extent permitted by qualifying master netting arrangements in place with each respective counterparty. Cash collateral posted with counterparties in conjunction with transactions supported by qualifying master netting arrangements is reported as a reduction of the corresponding net derivative liability, while cash collateral received in conjunction with transactions supported by qualifying master netting arrangements is reported as a reduction of the corresponding net derivative asset.

Derivatives, with the exception of embedded derivatives, are reported at fair value in the Consolidated Balance Sheets in Other assets and Other liabilities. Embedded derivatives are generally presented with the host contract in the Consolidated Balance Sheets. A bifurcated embedded derivative is measured at fair value and accounted for in the same manner as a free standing derivative contract. The corresponding host contract is accounted for according to the accounting guidance applicable for that instrument.

For additional information on embedded derivatives, see Notes 5, 13 and 14.

The following table presents the notional amounts of our derivatives and the fair value of derivative assets and liabilities in the Consolidated Balance Sheets:

(in millions)	December 31, 2023				December 31, 2022			
	Gross Derivative Assets		Gross Derivative Liabilities		Gross Derivative Assets		Gross Derivative Liabilities	
	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value
Derivatives designated as hedging instruments:[a]								
Interest rate contracts	$ 1,863	$ 230	$ 752	$ 17	$ 251	$ 355	$ 1,688	$ 66
Foreign exchange contracts	3,847	416	6,402	336	4,543	642	4,899	317
Derivatives not designated as hedging instruments:[a]								
Interest rate contracts	42,549	3,056	42,466	3,614	39,833	3,367	34,128	4,772
Foreign exchange contracts	8,803	820	9,900	558	8,626	1,202	10,397	821
Equity contracts	81,110	2,019	9,595	745	31,264	428	4,740	26
Commodity contracts	—	—	—	—	212	9	20	—
Credit contracts[b]	2,109	41	509	37	1,808	32	933	41
Other contracts[c]	44,640	13	48	2	47,184	14	—	—
Total derivatives, gross	$ 184,921	$ 6,595	$ 69,672	$ 5,309	$ 133,721	$ 6,049	$ 56,805	$ 6,043
Counterparty netting[d]		(3,864)		(3,864)		(3,895)		(3,895)
Cash collateral[e]		(2,220)		(1,050)		(1,640)		(1,917)
Total derivatives on Consolidated Balance Sheets[f]		$ 511		$ 395		$ 514		$ 231

(a) Fair value amounts are shown before the effects of counterparty netting adjustments and offsetting cash collateral.

(b) As of December 31, 2023 and 2022, included CDSs on super senior multi-sector CLO with a net notional amount of $50 million and $79 million (fair value liability of $32 million and $32 million, respectively). The net notional amount represents the maximum exposure to loss on the portfolio.

(c) Consists primarily of stable value wraps and contracts with multiple underlying exposures.

(d) Represents netting of derivative exposures covered by a qualifying master netting agreement.

(e) Represents cash collateral posted and received that is eligible for netting.

(f) Freestanding derivatives only, excludes embedded derivatives. Derivative instrument assets and liabilities are recorded in Other assets and Other liabilities, respectively. Fair value of assets related to bifurcated embedded derivatives was $1.2 billion at December 31, 2023 and $2.2 billion at December 31, 2022. Fair value of liabilities related to bifurcated embedded derivatives was $8.0 billion and $5.4 billion, respectively, at December 31, 2023 and 2022. A bifurcated embedded derivative is generally presented with the host contract in the Consolidated Balance Sheets. Embedded derivatives are primarily related to guarantee features in fixed index annuities and index universal life products, which include equity and interest rate components, and the funds withheld arrangement with Fortitude Re. *For additional information, see Note 8.*

COLLATERAL

We engage in derivative transactions that are not subject to a clearing requirement directly with unaffiliated third parties, in most cases, under International Swaps and Derivatives Association, Inc. (ISDA) Master Agreements. Many of the ISDA Master Agreements also include Credit Support Annex provisions, which provide for collateral postings that may vary at various ratings and threshold levels. We attempt to reduce our risk with certain counterparties by entering into agreements that enable collateral to be obtained from a counterparty on an upfront or contingent basis. We minimize the risk that counterparties might be unable to fulfill their contractual obligations by monitoring counterparty credit exposure and collateral value and generally requiring additional collateral to be posted upon the occurrence of certain events or circumstances. In addition, certain derivative transactions have provisions that require collateral to be posted by us upon a downgrade of our long-term debt ratings or give the counterparty the right to terminate the transaction. In the case of some of the derivative transactions, upon a downgrade of our long-term debt ratings, as an alternative to posting collateral and subject to certain conditions, we may assign the transaction to an obligor with higher debt ratings or arrange for a substitute guarantee of our obligations by an obligor with higher debt ratings or take other similar action. The actual amount of collateral required to be posted to counterparties in the event of such downgrades, or the aggregate amount of payments that we could be required to make, depends on market conditions, the fair value of outstanding affected transactions and other factors prevailing at and after the time of the downgrade.

Collateral posted by us to third parties for derivative transactions was $1.9 billion and $2.9 billion at December 31, 2023 and 2022, respectively. In the case of collateral posted under derivative transactions that are not subject to clearing, this collateral can generally be repledged or resold by the counterparties. Collateral provided to us from third parties for derivative transactions was $2.8 billion and $2.0 billion at December 31, 2023 and 2022, respectively. In the case of collateral provided to us under derivative transactions that are not subject to clearing, we generally can repledge or resell collateral.

OFFSETTING

We have elected to present all derivative receivables and derivative payables, and the related cash collateral received and paid, on a net basis on our Consolidated Balance Sheets when a legally enforceable ISDA Master Agreement exists between us and our derivative counterparty. An ISDA Master Agreement is an agreement governing multiple derivative transactions between two counterparties. The ISDA Master Agreement generally provides for the net settlement of all, or a specified group, of these derivative transactions, as well as transferred collateral, through a single payment, and in a single currency, as applicable. The net settlement provisions apply in the event of a default on, or affecting any, one derivative transaction or a termination event affecting all, or a specified group of, derivative transactions governed by the ISDA Master Agreement.

HEDGE ACCOUNTING

We designated certain derivatives entered into with third parties as fair value hedges of available for sale investment securities held by our insurance subsidiaries. The fair value hedges include foreign currency forwards and cross currency swaps designated as hedges of the change in fair value of foreign currency denominated available for sale securities attributable to changes in foreign exchange rates. We also designated certain interest rate swaps entered into with third parties as fair value hedges of fixed rate GICs attributable to changes in benchmark interest rates.

We use foreign currency denominated debt and cross-currency swaps as hedging instruments in net investment hedge relationships to mitigate the foreign exchange risk associated with our non-U.S. dollar functional currency foreign subsidiaries. For net investment hedge relationships where issued debt is used as a hedging instrument, we assess the hedge effectiveness and measure the amount of ineffectiveness based on changes in spot rates. For net investment hedge relationships that use derivatives as hedging instruments, we assess hedge effectiveness and measure hedge ineffectiveness using changes in forward rates. For the years ended December 31, 2023, 2022 and 2021, we recognized gains (losses) of $(44) million, $312 million and $201 million, respectively, included in Change in foreign currency translation adjustments in Other comprehensive income (loss) related to the net investment hedge relationships.

A qualitative methodology is utilized to assess hedge effectiveness for net investment hedges, while regression analysis is employed for all other hedges.

The following table presents the gain (loss) recognized in income on our derivative instruments in fair value hedging relationships in the Consolidated Statements of Income (Loss):

(in millions)	Gains/(Losses) Recognized in Income for:			
	Hedging Derivatives[a]	Excluded Components[b]	Hedged Items	Net Impact
Year Ended December 31, 2023				
Interest rate contracts:				
Interest credited to policyholder account balances	$ 79	$ —	$ (99)	$ (20)
Foreign exchange contracts:				
Net realized gains/(losses)	(422)	(11)	422	(11)
Year Ended December 31, 2022				
Interest rate contracts:				
Interest credited to policyholder account balances	$ (81)	$ —	$ 83	$ 2
Net investment income	11	—	(12)	(1)
Foreign exchange contracts:				
Net realized gains/(losses)	382	244	(382)	244
Year Ended December 31, 2021				
Interest rate contracts:				
Interest credited to policyholder account balances	$ (19)	$ —	$ 17	$ (2)
Net investment income	9	—	(11)	(2)
Foreign exchange contracts:				
Net realized gains/(losses)	210	139	(210)	139

(a) Gains and losses on derivative instruments designated and qualifying in fair value hedges that are included in the assessment of hedge effectiveness.

(b) Gains and losses on derivative instruments designated and qualifying in fair value hedges that are excluded from the assessment of hedge effectiveness and recognized in income on a mark-to-market basis.

DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS

The following table presents the effect of derivative instruments not designated as hedging instruments in the Consolidated Statements of Income (Loss):

Years Ended December 31,	Gains (Losses) Recognized in Income		
(in millions)	**2023**	2022	2021
By Derivative Type:			
Interest rate contracts	$ (404)	$ (2,190)	$ (573)
Foreign exchange contracts	(384)	1,149	278
Equity contracts	(142)	(497)	(736)
Commodity contracts	9	(13)	(9)
Credit contracts	(2)	(4)	(12)
Other contracts	64	100	64
Embedded derivatives	(3,485)	8,566	(1,079)
Total	$ (4,344)	$ 7,111	$ (2,067)
By Classification:			
Policy fees	$ 64	$ 63	$ 61
Net investment income - excluding Fortitude Re funds withheld assets	—	2	5
Net investment income - Fortitude Re funds withheld assets	(11)	(10)	—
Net realized gains (losses) - excluding Fortitude Re funds withheld assets[a]	(1,158)	1,111	263
Net realized gains (losses) on Fortitude Re funds withheld assets[b]	(2,112)	7,347	(575)
Policyholder benefits and claims incurred	—	(19)	(4)
Change in the fair value of market risk benefits, net[c]	(1,127)	(1,383)	(1,817)
Total	$ (4,344)	$ 7,111	$ (2,067)

(a) Includes $13 million gain related to the sale of Laya and AIG Life. *For further details on these transactions, see Notes 1 and 4.*

(b) Includes over-the-counter derivatives supporting the funds withheld arrangements with Fortitude Re and the embedded derivative contained within the funds withheld payable with Fortitude Re.

(c) This represents activity related to derivatives that economically hedged changes in the fair value of certain market risk benefits.

CREDIT RISK-RELATED CONTINGENT FEATURES

We estimate that at December 31, 2023, based on our outstanding financial derivative transactions, a downgrade of our long-term senior debt ratings to BBB or BBB– by Standard & Poor's Financial Services LLC, a subsidiary of S&P Global Inc., and/or a downgrade to Baa2 or Baa3 by Moody's Investors' Service, Inc. would permit counterparties to make additional collateral calls and permit certain counterparties to elect early termination of contracts, resulting in corresponding collateral postings and termination payments in the total amount of up to approximately $6 million. The aggregate fair value of our derivatives that were in a net liability position and that contain such credit risk-related contingencies which can be triggered below our long-term senior debt ratings of BBB+ or Baa1 was approximately $32 million and $32 million at December 31, 2023 and 2022, respectively. The aggregate fair value of assets posted as collateral under these contracts at December 31, 2023 and 2022, was approximately $34 million and $34 million, respectively.

HYBRID SECURITIES WITH EMBEDDED CREDIT DERIVATIVES

We invest in hybrid securities (such as credit-linked notes) with the intent of generating income and not specifically to acquire exposure to embedded derivative risk. As is the case with our other investments in RMBS, CMBS, CLO and ABS, our investments in these hybrid securities are exposed to losses only up to the amount of our initial investment in the hybrid security. Other than our initial investment in the hybrid securities, we have no further obligation to make payments on the embedded credit derivatives in the related hybrid securities.

We elect to account for our investments in these hybrid securities with embedded written credit derivatives at fair value, with changes in fair value recognized in Net investment income. Our investments in these hybrid securities are reported as Other bond securities in the Consolidated Balance Sheets. The fair value of these hybrid securities was under $1 million at both December 31, 2023 and 2022, respectively. These securities have par amounts of $42 million and $42 million at December 31, 2023 and 2022, respectively, and have remaining stated maturity dates that extend to 2052.

12. Goodwill and Other Intangible Assets

Goodwill represents the future economic benefits arising from assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is tested for impairment at the reporting unit level, which is defined as an operating segment or one level below, and the test is performed annually, or more frequently if circumstances indicate an impairment may have occurred. At December 31, 2023, goodwill is reported within our General Insurance business – North America and International operating segments, our Life and Retirement business – Life Insurance operating segment and our Other Operations segment. When a business is transferred from one reporting unit to another, goodwill from the original reporting unit is allocated among reporting units based on the fair value of business transferred, relative to business retained by a reporting unit.

The impairment assessment involves an option to first assess qualitative factors to determine whether events or circumstances exist that lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not performed, or after assessing the totality of the events or circumstances, we determine it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative assessment for potential impairment is performed.

If the qualitative test is not performed or if the test indicates a potential impairment is present, we estimate the fair value of each reporting unit and compare the estimated fair value with the carrying amount of the reporting unit, including allocated goodwill. The estimate of a reporting unit's fair value involves management judgment and is based on one or a combination of approaches including discounted expected future cash flows, market-based earnings multiples of the unit's peer companies, external appraisals or, in the case of reporting units being considered for sale, third-party indications of fair value, if available. We consider one or more of these estimates when determining the fair value of a reporting unit to be used in the impairment test.

If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill is not impaired. If the carrying value of a reporting unit exceeds its estimated fair value, goodwill associated with that reporting unit potentially is impaired. The amount of impairment, if any, is measured as the excess of a reporting unit's carrying amount over its fair value not to exceed the total amount of goodwill allocated to that reporting unit and recognized in income.

The following table presents the changes in goodwill by operating segment:

(in millions)	General Insurance		Life Insurance	Other Operations	Total
	North America	International			
Balance at January 1, 2022:					
Goodwill - gross	$ 3,791	$ 3,443	$ 239	$ 60	$ 7,533
Accumulated impairments	(1,145)	(2,255)	(67)	(10)	(3,477)
Net goodwill	2,646	1,188	172	50	4,056
Increase (decrease) due to:					
Other	—	(92)	(16)	(21)	(129)
Balance at December 31, 2022:					
Goodwill - gross	**3,791**	**3,351**	**223**	**39**	**7,404**
Accumulated impairments	**(1,145)**	**(2,255)**	**(67)**	**(10)**	**(3,477)**
Net goodwill	**2,646**	**1,096**	**156**	**29**	**3,927**
Increase (decrease) due to:					
Dispositions*	**(369)**	**—**	**(30)**	**(9)**	**(408)**
Reclassified to held for sale	**—**	**—**	**(23)**	**—**	**(23)**
Other	**—**	**42**	**—**	**1**	**43**
Balance at December 31, 2023:					
Goodwill - gross	**3,422**	**3,393**	**170**	**31**	**7,016**
Accumulated impairments	**(1,145)**	**(2,255)**	**(67)**	**(10)**	**(3,477)**
Net goodwill	**$ 2,277**	**$ 1,138**	**$ 103**	**$ 21**	**$ 3,539**

* Primarily represents amounts related to the sale of Validus Re through the date of disposition.

Indefinite lived intangible assets are not subject to amortization. Indefinite lived intangible assets primarily include Lloyd's syndicate capacity and brand names. Finite lived intangible assets are amortized over their useful lives. Finite lived intangible assets primarily include distribution networks and are recorded net of accumulated amortization. The Company tests indefinite lived intangible assets for impairment on an annual basis or whenever events or circumstances suggest that the carrying value of an intangible asset may exceed the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If this condition exists and the carrying value of an intangible asset exceeds its fair value, the excess is recognized as an impairment and is recorded as a charge against net income (loss).

The Other intangible assets and Value of distribution network acquired (VODA) were $394 million and $704 million at December 31, 2023 and 2022, respectively.

13. Insurance Liabilities

LIABILITY FOR UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES (LOSS RESERVES)

Loss reserves represent the accumulation of estimates of unpaid claims, including estimates for claims incurred but not reported and loss adjustment expenses, less applicable discount. We regularly review and update the methods used to determine loss reserve estimates. Any adjustments resulting from this review are reflected currently in pre-tax income, except to the extent such adjustment impacts a deferred gain under a retroactive reinsurance agreement, in which case the ceded portion would be amortized into pre-tax income in subsequent periods. Because these estimates are subject to the outcome of future events, changes in estimates are common given that loss trends vary and time is often required for changes in trends to be recognized and confirmed. Reserve changes that increase previous estimates of ultimate cost are referred to as unfavorable or adverse development or reserve strengthening. Reserve changes that decrease previous estimates of ultimate cost are referred to as favorable development or reserve releases.

Our gross loss reserves before reinsurance and discount are net of contractual deductible recoverable amounts due from policyholders of approximately $12.1 billion at both December 31, 2023 and 2022, respectively. These recoverable amounts are related to certain policies with high deductibles (in excess of high dollar amounts retained by the insured through self-insured retentions, deductibles, retrospective programs, or captive arrangements, each referred to generically as "deductibles"), primarily for U.S. Commercial casualty business. With respect to the deductible portion of the claim, we manage and pay the entire claim on behalf of the insured and are reimbursed by the insured for the deductible portion of the claim. Thus, these recoverable amounts represent a credit exposure to us. At December 31, 2023 and 2022 we held collateral of approximately $8.7 billion and $8.6 billion, respectively, for these deductible recoverable amounts, consisting primarily of letters of credit and funded trust agreements. Allowance for credit losses for the unsecured portion of these recoverable amounts was $14 million at both December 31, 2023 and 2022.

The following table presents the rollforward of activity in loss reserves:

Years Ended December 31,			
(in millions)	2023	2022	2021
Liability for unpaid loss and loss adjustment expenses, beginning of year	$ 75,167	$ 79,026	$ 77,720
Reinsurance recoverable	(32,102)	(35,213)	(34,431)
Net Liability for unpaid loss and loss adjustment expenses, beginning of year	**43,065**	43,813	43,289
Losses and loss adjustment expenses incurred:			
Current year	15,100	16,434	16,434
Prior years, excluding discount and amortization of deferred gain	(392)	(530)	(171)
Prior years, discount charge (benefit)	307	(605)	(131)
Prior years, amortization of deferred gain on retroactive reinsurance[a]	(81)	(252)	(190)
Total losses and loss adjustment expenses incurred	**14,934**	15,047	15,942
Losses and loss adjustment expenses paid:			
Current year	(3,836)	(4,011)	(3,868)
Prior years	(11,868)	(11,066)	(11,503)
Total losses and loss adjustment expenses paid	**(15,704)**	(15,077)	(15,371)
Other changes:			
Foreign exchange effect	606	(1,463)	(593)
Losses and loss adjustment expenses recognized within gain on divestitures	569	—	—
Retroactive reinsurance adjustment (net of discount)[b]	158	745	546
Dispositions[c]	(3,505)	—	—
Reclassified to held for sale, net of reinsurance recoverables	(19)	—	—
Total other changes	**(2,191)**	(718)	(47)
Liability for unpaid loss and loss adjustment expenses, end of year:			
Net liability for unpaid losses and loss adjustment expenses	40,104	43,065	43,813
Reinsurance recoverable	30,289	32,102	35,213
Total	**$ 70,393**	$ 75,167	$ 79,026

(a) Includes $33 million, $63 million and $53 million for the retroactive reinsurance agreement with NICO covering U.S. asbestos exposures for the years ended December 31, 2023, 2022 and 2021, respectively.

(b) Includes benefit (charge) from change in discount on retroactive reinsurance in the amount of $150 million, $(301) million and $(42) million for the years ended December 31, 2023, 2022 and 2021, respectively.

(c) Includes amounts related to the sale of Validus Re through the date of disposition.

The following table presents the reconciliation of the net liability for unpaid losses and loss adjustment expenses in the following tables to Loss Reserves in the Consolidated Balance Sheets for the year ended December 31, 2023:

(in millions)	Net liability for unpaid losses and loss adjustment expenses as presented in the disaggregated tables below	Reinsurance recoverable on unpaid losses and loss adjustment expenses included in the disaggregated tables below	Gross liability for unpaid losses and loss adjustment expenses
U.S. Workers' Compensation (before discount)	$ 3,888	$ 5,203	$ 9,091
U.S. Excess Casualty	3,321	3,272	6,593
U.S. Other Casualty	4,112	3,676	7,788
U.S. Financial Lines	5,672	1,622	7,294
U.S. Property and Special Risks	4,403	1,494	5,897
U.S. Personal Insurance	767	2,163	2,930
UK/Europe Casualty and Financial lines	7,447	1,951	9,398
UK/Europe Property and Special Risks	2,913	1,665	4,578
UK/Europe and Japan Personal Insurance	1,483	671	2,154
Total	**$ 34,006**	**$ 21,717**	**$ 55,723**
Reconciling Items			
Discount on workers' compensation lines			(2,337)
Other product lines*			14,739
Unallocated loss adjustment expenses			2,268
Total Loss Reserves			**$ 70,393**

* Reinsurance recoverable for other product lines of $8.7 billion resulted in a net liability for unpaid losses and loss adjustment expenses of $6.0 billion for the year ended December 31, 2023.

Prior Year Development

In the sections below, we provide details by coverage group regarding incurred losses, reserve balances and prior year development. The first table below shows prior year development by coverage group, the first two columns of which will again be presented in the coverage group sections that follow. After this table we describe historical drivers of prior year development as well as actuarial methods and relevant terminology. The following coverage group sections present the undiscounted incurred losses and allocated loss adjustment expenses by accident year on a net basis after reinsurance, with separate presentation of the adverse development cover where applicable, excluding related amortization of the deferred gain. Each section also contains a description of the business included in that section. Finally, we show a table of claims payout patterns by coverage.

In 2017, we entered into adverse development reinsurance agreement (ADC) cessions with NICO under which we transferred to NICO 80 percent of the reserve risk on substantially all of our U.S. Commercial long-tail exposures for accident years 2015 and prior.

The following table presents the reconciliation of net prior year development before the ADC cessions from the tables below to the net prior year development after ADC cessions and amortization of deferred gain for the year ended December 31, 2023:

(in millions)	Prior Year Development Net of External Reinsurance Before ADC Cessions	Prior Year Development Net of External Reinsurance After ADC Cessions[a]	Re-Attribution of ADC Recovery[b]	Amortization of Deferred Gain at Inception	Prior Year Development After Amortization and Re-attribution
U.S. Workers' Compensation	$ (267)	$ (114)	$ (24)	$ (52)	$ (190)
U.S. Excess Casualty	(32)	18	(27)	(39)	(48)
U.S. Other Casualty	(133)	(133)	36	(37)	(134)
U.S. Financial Lines	94	50	13	(26)	37
U.S. Property and Special Risks	(10)	—	2	(9)	(7)
U.S. Personal Insurance	(64)	(65)	—	(1)	(66)
UK/Europe Casualty and Financial lines	165	165	—	—	165
UK/Europe Property and Special Risks	81	81	—	—	81
UK/Europe and Japan Personal Insurance	(57)	(57)	—	—	(57)
Other Operations Run-Off	(7)	(7)	—	—	(7)
Other product lines	(162)	(172)	—	—	(172)
Subtotal, adjusted pre-tax basis	**$ (392)**	**$ (234)**	**$ —**	**$ (164)**	**$ (398)**
Remove impact of Retroactive Reinsurance					
Amortization of deferred gain at inception					164
Prior year development ceded under the Asbestos LPT					—
Prior year development ceded under the ADC					(158)
Total, prior years, excluding discount and amortization of deferred gain				**$**	**(392)**

(a) Change in net ultimate loss and loss adjustment expenses excludes the portion of prior year development we have ceded under the Asbestos Loss Portfolio Transfer (LPT) and the ADC, both of which are provided by NICO and are considered retroactive reinsurance under U.S. GAAP.

(b) Reattribution of the ADC recovery takes place annually as we model the future payments on the subject reserves covered by the ADC to determine when the aggregate payments will exceed the attachment. ADC recoverables are then reallocated by line based on payments expected to be made after attachment point is exceeded.

During 2023, we recognized favorable prior year loss reserve development of $392 million excluding discount and amortization of deferred gain. The development was primarily driven by:

• Favorable development on U.S. Workers' Compensation of $267 million, net of external reinsurance but before ADC cessions due to a continuation of favorable loss cost trends in guaranteed cost and excess segments across most accident years;

• Favorable development on U.S. Excess Casualty of $32 million, net of external reinsurance but before ADC cessions, driven by favorable development on the Excess Construction Runoff Portfolio;

• Favorable development on U.S Other Casualty of $133 million, net of external reinsurance but before ADC cessions, largely driven by favorable experience in construction defect and construction wraps as well as guaranteed cost auto and general liability;

• Unfavorable development in U.S. Financial Lines of $94 million, net of external reinsurance but before ADC cessions, due to unfavorable development on High Attaching Excess D&O, M&A, Primary National D&O, Cyber data privacy claims, and Architects & Engineers, partially offset by favorable development on Primary Private Not for Profit D&O and Financial Institutions D&O;

• Favorable development on U.S Property and Special Risks of $10 million, net of external reinsurance but before ADC cessions, reflecting favorable development on prior year catastrophes in the 2017-2021 accident years, offset by adverse development on prior year catastrophes in the 2022 accident year;

• Favorable development in U.S. Personal Insurance of $64 million driven by favorable development on prior year catastrophes across several events primarily in the 2017-2020 accident years;

- Unfavorable development in UK/Europe Casualty and Financial Lines of $165 million due to unfavorable development in auto liability in Europe and UK and in UK D&O and Commercial Professional Indemnity business, partially offset by favorable development in Financial Institutions Professional Indemnity and D&O in Europe and UK and Cyber and Commercial Professional Indemnity in Europe;

- Unfavorable development on UK/Europe Property and Special Risks of $81 million driven by unfavorable development on prior year catastrophes;

- Favorable development on UK/Europe and Japan Personal Insurance of $57 million driven by favorable development in Japan personal auto and A&H business; and

- Favorable development of $162 million in total on other product lines, net of external reinsurance but before ADC cessions, driven by favorable development in global specialty and financial lines in Canada and other International regions.

During 2022, we recognized favorable prior year loss reserve development of $530 million excluding discount and amortization of deferred gain. The development was primarily driven by:

- Favorable development on U.S. Workers' Compensation of $644 million, net of external reinsurance but before ADC cessions due to continued favorable frequency and severity trends across most accident years particularly for excess and guaranteed cost US Workers Compensation segments;

- Favorable development on U.S. Excess Casualty of $116 million, net of external reinsurance but before ADC cessions, driven by lead and mid-excess Retail Excess Casualty;

- Favorable development on U.S Other Casualty of $149 million, net of external reinsurance but before ADC cessions, largely driven by favorable experience in Commercial Auto, General Liability and Construction Wraps;

- Unfavorable development in U.S. Financial Lines of $939 million, net of external reinsurance but before ADC cessions, due to higher severity trends particularly in Excess & Primary D&O and Excess & Financial Institutions E&O. This was partially offset by favorable development in EPLI;

- Favorable development in U.S. Property and Special Risks of $81 million driven by more favorable crop experience than anticipated;

- Unfavorable development in UK/Europe Casualty and Financial Lines of $82 million due to unfavorable experience in UK Financial Lines in M&A, Commercial PI and Commercial D&O as well as unfavorable Casualty experience due to large loss activity in the UK, European Excess Casualty, and French Auto experience;

- Favorable development on UK/Europe Property and Special Risks of $153 million driven by Global Specialty, primarily from accident years 2020 and 2021. This favorable experience was seen in each product line and in every region;

- Favorable development on UK/Europe and Japan Personal Insurance of $111 million driven by Japan Auto and A&H business with additional favorable experience in UK and Europe; and

- Favorable development of $264 million in total on other product lines, net of external reinsurance but before ADC cessions, driven by runoff construction business and favorable results from our Canadian business across most products.

During 2021, we recognized favorable prior year loss reserve development of $171 million excluding discount and amortization of deferred gain. The development was primarily driven by:

- Favorable development on U.S. Workers' Compensation of $617 million, net of external reinsurance but before ADC cessions due to continued favorable frequency and severity trends seen across the diagonals for many subsets of U.S. Workers Compensation especially for recent accident years;

- Favorable development in U.S. Personal Lines of $412 million, net of external reinsurance but before ADC cessions, mainly due to favorable development and subrogation recoveries from the 2017 and 2018 catastrophe years;

- Favorable development on UK/Europe and Japan Personal Insurance of $173 million due to favorable loss trends in personal auto in Japan and Europe and accident and health in all three regions;

- Favorable development on UK/Europe Property and Special Risks of $118 million driven by favorable emergence across several Specialty classes;

- Unfavorable development in U.S. Financial Lines of $649 million, net of external reinsurance but before ADC cessions, due to adverse experience in D&O, Cyber and EPLI. This includes adverse experience in Fiduciary from emergence of Excessive Fee claims and Cyber ransomware losses;

- Unfavorable development on UK/Europe Casualty and Financial Lines of $210 million driven by recognition of large loss activity in Financial PI in the UK and Commercial D&O in Europe; and

- Unfavorable development in U.S. Property and Special Risks of $172 million driven largely by the impact of reductions in reinsurance recoveries driven by changes in catastrophe loss estimates.

Our analyses and conclusions about prior year reserves also help inform our judgments about the current accident year loss and loss adjustment expense ratios we selected.

Loss Development Information

The following is information about incurred and paid loss developments as of December 31, 2023, net of reinsurance. The cumulative number of reported claims, the total of IBNR liabilities and expected development on reported loss included within the net incurred loss amounts are presented in the following section.

Reserving Methodology

We use a combination of methods to project ultimate losses for both long-tail and short-tail exposures, which include:

- **Paid Development method:** The Paid Development method estimates ultimate losses by reviewing paid loss patterns and selecting paid ultimate loss development factors. These factors are then applied to paid losses by applying them to accident years, with further expected changes in paid loss. Since the method does not rely on case reserves, it is not directly influenced by changes in the adequacy of case reserves.

- **Incurred Development method:** The Incurred Development method is similar to the Paid Development method, but it uses case incurred losses instead of paid losses. Since this method uses more data (case reserves in addition to paid losses) than the Paid Development method, the incurred development patterns may be less variable than paid development patterns.

- **Expected Loss Ratio method:** The Expected Loss Ratio method multiplies premiums by an expected loss ratio to produce ultimate loss estimates for each accident year. This method may be useful if loss development patterns are inconsistent, losses emerge very slowly, or there is relatively little loss history from which to estimate future losses. Expected loss ratio methods for business written in excess of a deductible may be given significant weight in the most recent five accident years. The expected loss ratios used for recent accident years are based on the projected ultimate loss ratios for older years adjusted for rate changes, loss trend including inflation, and where appropriate, changing market conditions.

- **Bornhuetter-Ferguson method:** The Bornhuetter-Ferguson method using premiums and paid losses is a combination of the Paid Development method and the Expected Loss Ratio method where the weight given to each method is the reciprocal of the loss development factor. This method normally determines expected loss ratios similar to the method used for the Expected Loss Ratio method. The Bornhuetter-Ferguson method using premiums and incurred losses is similar to the Bornhuetter-Ferguson method using premiums and paid losses except that it uses case-incurred losses.

- **Cape Cod method:** The Cape Cod method is mechanically similar to the Bornhuetter-Ferguson method with the difference being that the Expected Loss Ratio estimates are determined based on a weighting of the loss estimates that come from the Paid/ Incurred Development Methods. This method may be more responsive to recent loss trends than the Bornhuetter-Ferguson method.

- **Average Loss method:** The Average Loss method multiplies a projected number of ultimate claims by an estimated ultimate severity average loss for each accident year to produce ultimate loss estimates. Since projections of the ultimate number of claims are often less variable than projections of ultimate loss, this method can provide more reliable results for reserve categories where loss development patterns are inconsistent or too variable to be relied on exclusively.

In updating our loss reserve estimates, we consider and evaluate inputs from many sources, including actual claims data, the performance of prior reserve estimates, observed industry trends, our internal peer review processes, including challenges and recommendations from our Enterprise Risk Management group, as well as the views of third-party actuarial firms. We use these inputs to improve our evaluation techniques, and to analyze and assess the change in estimated ultimate loss for each accident year by product line. Our analyses produce a range of indications from various methods, from which we select our best estimate.

In determining the actual carried loss reserves, we consider both the internal actuarial best estimate and numerous other internal and external factors, including:

- an assessment of economic conditions, including real GDP growth, inflation, employment rates or unemployment duration, stock market volatility and changes in corporate bond spreads;
- changes in the legal, regulatory, judicial and social environment, including changes in road safety, public health and cleanup standards;
- changes in medical cost trends (inflation, intensity and utilization of medical services) and wage inflation trends;
- underlying policy pricing, terms and conditions including attachment points and policy limits;
- change in claims handling philosophy, operating model, processes, and related ongoing enhancements;
- third-party claims reviews that are periodically performed for key classes of claims such as toxic tort, environmental and other complex casualty claims;
- third-party actuarial reviews that are periodically performed for key classes of business;
- input from underwriters on pricing, terms, and conditions and market trends; and
- changes in our reinsurance program, pricing and commutations.

Where appropriate and identifiable, adjustments have been made to standard projection techniques. Changes in Claims organization management, differing referral and review criteria and other factors may also be expected to alter loss emergence.

The following factors are relevant to the loss development information included in the tables below:

- **Table organization:** The tables are organized by accident year and include policies written on an occurrence and claims- made basis. We note that for certain categories of claims (e.g., construction defect claims and environmental claims) and for reinsurance recoverable, losses may sometimes be reclassified to an earlier or later accident year as more information about the date of occurrence becomes available to us. These reclassifications are shown as development in the respective years in the tables below. Financial Lines business is primarily written on a claims-made basis, while the majority of the workers' compensation, excess casualty, other casualty, and run-off property and casualty lines of business are written on an occurrence basis. Primarily, all short-tail lines in Property and Special Risks and Personal Insurance are written on an occurrence basis.

- **Groupings:** We believe our groupings have homogenous risk characteristics with similar development patterns and would generally be subject to similar trends and reflect our reportable segments. The incurred losses and loss adjustment expenses and paid losses in the following tables for the current reporting year are allocated to the line of business and accident years based on how the business is coded by profit center and line of business.

- **Reinsurance:** Our reinsurance program varies by exposure type. Historically we have leveraged facultative and treaty reinsurance, both on a pro-rata and excess of loss basis. Our reinsurance program may change from year to year, which may affect the comparability of the data presented in our tables.

- **Adverse development reinsurance agreement:** We have provided the impact of the ADC in an additional table below our Incurred Losses and Allocated Loss Adjustment Expenses tables. The impact of the ADC is shown beginning in 2016 given the retroactive date of the contract and coincides with the effective date of the contract. For the lines of business covered by the agreement (U.S. Workers' Compensation, U.S. Excess Casualty, U.S. Other Casualty, U.S. Financial Lines, U.S. Property and Special Risks and U.S. Personal Insurance or collectively, the Covered Lines), an attribution of the loss recoveries to the line of business by calendar year and accident year is performed based on the underlying distribution of the losses subject to the agreement. Specifically, the future claim payments for all subject incurred losses were projected into future years based on the same actuarial assumptions underlying the related reserves. The additional table presented after discussion of prior year development by line of business reconciles the changes in net ultimates to our overall prior year development and provides the reattribution of loss recoveries for the Covered Lines. The reinsurance terms of the ADC were then used to identify the future claims payments for which 80% will be reimbursed by NICO. At each reporting period, the attribution of the ADC recoveries is performed. The factors that could cause the attribution to lines of business and accident year to change include changes in underlying actuarial assumptions as to timing and amount of future claim payments.

- **Incurred but not reported liabilities (IBNR):** We include development from past reported losses in IBNR.

- **Data excluded from tables:** Information with respect to accident years older than ten years is excluded from the development tables. Unallocated loss adjustment expenses are also excluded.

- **Foreign exchange:** The loss development for operations outside of the U.S. is presented for all accident years using the current exchange rate at December 31, 2023. Although this approach requires restating all prior accident year information, the changes in exchange rates do not impact incurred and paid loss development trends.

- **Acquisitions:** We include acquisitions from all accident years presented in the tables. For purposes of this disclosure, we have applied the retrospective method for the acquired reserves, including incurred and paid claim development histories throughout the relevant tables. It should be noted that historical reserves for the acquired businesses were established by the acquired companies using methods, assumptions and procedures then in effect which may differ from our current reserving bases. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on the aggregated historical results shown in the triangles.

- **Dispositions:** We exclude dispositions from all accident years presented in the tables.

- **Claim counts:** We consider a reported claim to be one claim for each claimant or feature for each loss occurrence. Claims relating to losses that are 100 percent reinsured are excluded from the reported claims in the tables below. Reported claims for losses from assumed reinsurance contracts are not available and hence not included in the reported claims.

  There are limitations that should be considered on the reported claim count data in the tables below, including:

  - Claim counts are presented only on a reported (not an ultimate) basis;

  - The tables below include lines of business and geographies at a certain aggregated level which may indicate different frequency and severity trends and characteristics, and may not be as meaningful as the claim count information related to the individual products within those lines of business and geographies;

  - Certain lines of business are more likely to be subject to occurrences involving multiple claimants and features, which can distort measures based on the reported claim counts in the table below; and

  - Reported claim counts are not adjusted for ceded reinsurance, which may distort the measure of frequency or severity.

Supplemental Information: The information about incurred and paid loss development for all periods preceding the year ended December 31, 2023 and the related historical claims payout percentage disclosure is unaudited and is presented as supplementary information.

The following tables present undiscounted, incurred and paid losses and allocated loss adjustment expenses by accident year, on a net basis after reinsurance, with a separate presentation of the ADC excluding the related amortization of the deferred gain:

U.S. Workers' Compensation

U.S. Workers’ Compensation is an extremely long-tail line of business, with loss emergence extending for decades. We generally use a combination of loss development, frequency/severity and expected loss ratio methods for workers’ compensation.

Many of our workers compensation policies contain risk-sharing features, including high deductibles, self-insured retentions or retrospective rating features, in addition to a traditional insurance component. These risk-sharing programs generally are large and complex, comprising multiple products, years and structures, and are subject to amendment over time. We group guaranteed cost and excess of deductible business separately and then further by state and industry subset to the extent that meaningful differences are determined to exist. We also separately analyze certain subsets of the portfolio that have unique characteristics (e.g., U.S. government sub-contractor accounts and construction wrap-up business). For excess of deductible business, we also segment by size of deductible and whether the claim is handled by AIG or an outside third-party administrator. The proportion of large deductible business has increased over time, which has slowed the reporting pattern of claims.

Incurred Losses and Allocated Loss Adjustment Expenses, Undiscounted and Net of Reinsurance

	Years Ended December 31, *(in millions)*											December 31, 2023					
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2023 Prior Year Development Excluding the Impact of ADC	Total of IBNR Liabilities Plus Expected Development on Reported Losses	Cumulative Number of Reported Claims	Incurred Impact of ADC	IBNR Impact of ADC	2023 (Net of Impact of ADC)	Total of IBNR Liabilities Net of Impact of ADC
	Unaudited																
2014	$ 1,729	$ 1,764	$ 1,866	$ 1,862	$ 1,794	$ 1,709	$ 1,679	$ 1,637	$ 1,614	$ 1,589	$ (25)	$ 172	41,529	$ (349)	$ (143)	$ 1,240	$ 29
2015		1,708	1,864	1,866	1,814	1,722	1,675	1,634	1,612	1,592	(20)	355	37,109	(438)	(228)	1,154	127
2016			1,299	1,346	1,318	1,140	1,090	1,075	1,036	1,025	(11)	224	31,868	—	—	1,025	224
2017				789	850	776	763	731	712	705	(7)	218	27,695	—	—	705	218
2018					998	1,021	961	911	896	875	(21)	385	22,222	—	—	875	385
2019						887	873	812	801	788	(13)	285	17,000	—	—	788	285
2020							597	573	521	477	(44)	106	13,839	—	—	477	106
2021								597	570	545	(25)	274	10,982	—	—	545	274
2022									523	493	(30)	296	9,339	—	—	493	296
2023										500		397	7,359	—	—	500	397
Total										$ 8,589	$ (196)			$ (787)		$ 7,802	
Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance from the table below										(4,727)	—			118		(4,609)	
Liabilities for losses and loss adjustment expenses and prior year development before accident year 2014, net of reinsurance										4,327	(65)			(3,632)		695	
Unallocated loss adjustment expense prior year development											(6)						
Liabilities for losses and loss adjustment expenses and prior year loss development, net of reinsurance										$ 8,189	$ (267)			$ (4,301)		$ 3,888	

Incurred Losses and Loss Adjustment Expenses, Undiscounted, Net of Reinsurance (including impact of ADC)

Accident Year	Calendar Years Ended December 31, *(in millions)*								Prior Year Development
	2016	2017	2018	2019	2020	2021	2022	2023	
				Unaudited					
2014	$ 1,311	$ 1,310	$ 1,309	$ 1,329	$ 1,223	$ 1,171	$ 1,243	$ 1,240	$ (3)
2015	1,279	1,279	1,318	1,134	1,105	1,041	1,092	1,154	62
2016	1,299	1,346	1,318	1,140	1,090	1,075	1,036	1,025	(11)
2017		789	850	776	763	731	712	705	(7)
2018			998	1,021	961	911	896	875	(21)
2019				887	873	812	801	788	(13)
2020					597	573	521	477	(44)
2021						597	570	545	(25)
2022							523	493	(30)
2023								500	
Total	$ 3,889	$ 4,724	$ 5,793	$ 6,287	$ 6,612	$ 6,911	$ 7,394	$ 7,802	$ (92)
Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance from the table below								(4,609)	
Liabilities for losses and allocated loss adjustment expenses and prior year development before 2014, net of reinsurance								695	(48)
Unallocated loss adjustment expense prior year adjustment									26
Liabilities for losses and loss adjustment expenses and prior year loss development, net of reinsurance								$ 3,888	$ (114)

The following table provides our attribution of our reinsurance recoverable for the ADC only (included in the table above):

Accident Year	Calendar Years Ended December 31, *(in millions)*								Prior Year Development
	2016	2017	2018	2019	2020	2021	2022	2023	
				Unaudited					
2014	$ (555)	$ (552)	$ (485)	$ (380)	$ (456)	$ (466)	$ (371)	$ (349)	$ 22
2015	(585)	(587)	(496)	(588)	(570)	(593)	(520)	(438)	82
2016	—	—	—	—	—	—	—	—	—
2017	—	—	—	—	—	—	—	—	—
2018	—	—	—	—	—	—	—	—	—
2019	—	—	—	—	—	—	—	—	—
2020	—	—	—	—	—	—	—	—	—
2021	—	—	—	—	—	—	—	—	—
2022	—	—	—	—	—	—	—	—	—
2023	—	—	—	—	—	—	—	—	—
Total	$ (1,140)	$ (1,139)	$ (981)	$ (968)	$ (1,026)	$ (1,059)	$ (891)	$ (787)	$ 104
Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance from the table below								118	
Liabilities for losses and allocated loss adjustment expenses and prior year development before 2014, net of reinsurance								(3,632)	17
Unallocated loss adjustment expense prior year development									32
Liabilities for losses and loss adjustment expenses and prior year loss development, net of reinsurance								$ (4,301)	$ 153

Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance

Accident Year	Years Ended December 31, *(in millions)*									Paid Impact of ADC
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	
					Unaudited						
2014	$ 231	$ 558	$ 786	$ 930	$ 1,030	$ 1,096	$ 1,137	$ 1,180	$ 1,207	1,226	$ (64)
2015		234	524	725	854	925	979	1,013	1,038	1,058	(54)
2016			147	378	521	584	630	662	686	694	—
2017				93	224	294	333	367	389	395	—
2018					85	215	296	359	388	409	—
2019						93	219	301	347	389	—
2020							64	159	205	245	—
2021								60	128	171	—
2022									45	102	—
2023										38	—
Total										$ 4,727	$ (118)

U.S. Excess Casualty

U.S. Excess Casualty policies tend to attach at a high layer above underlying policies, which causes the loss development pattern to lag significantly. Many of the claims notified to the excess layers are closed without payment because the claims never reach our layer as a result of high deductibles and other underlying coverages, while the claims that reach our layer can have large case reserves or settlements and be highly variable in terms of reported timing and amount. For a portion of this business, the underlying primary policies are issued by other insurance companies, which can limit our access to relevant information to help inform our judgments as the loss events evolve and mature. Furthermore, this coverage is often significantly impacted by the underwriting cycle and external judicial trends.

Recent accident years reflect a strategy towards having higher attachment points on the portfolio through changing participations in various layers within an insured's program.

Incurred Losses and Allocated Loss Adjustment Expenses, Undiscounted and Net of Reinsurance

	Years Ended December 31, *(in millions)*											December 31, 2023					
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	**2023**	**2023 Prior Year Development Excluding the Impact of ADC**	**Total of IBNR Liabilities Plus Expected Development on Reported Losses**	**Cumulative Number of Reported Claims**	**Incurred Impact of ADC**	**IBNR Impact of ADC**	**2023 (Net of Impact of ADC)**	**Total of IBNR Liabilities Net of Impact of ADC**
	Unaudited																
2014	$ 938	$ 1,069	$ 1,275	$ 1,260	$ 1,339	$ 1,283	$ 1,248	$ 1,269	$ 1,259	**$ 1,245**	**$ (14)**	**$ 277**	**2,985**	**$ (384)**	**$ (144)**	**$ 861**	**$ 133**
2015		989	1,463	1,440	1,603	1,656	1,694	1,721	1,686	**1,658**	**(28)**	**258**	**3,142**	**(462)**	**(116)**	**1,196**	**142**
2016			898	1,146	1,162	1,171	1,274	1,250	1,263	**1,276**	**13**	**314**	**2,813**	**—**	**—**	**1,276**	**314**
2017				856	1,002	1,097	1,153	1,157	1,200	**1,182**	**(18)**	**264**	**2,079**	**—**	**—**	**1,182**	**264**
2018					648	646	721	769	769	**779**	**10**	**155**	**1,461**	**—**	**—**	**779**	**155**
2019						577	583	597	612	**600**	**(12)**	**301**	**1,347**	**—**	**—**	**600**	**301**
2020							406	413	410	**420**	**10**	**238**	**1,284**	**—**	**—**	**420**	**238**
2021								278	277	**274**	**(3)**	**100**	**855**	**—**	**—**	**274**	**100**
2022									305	**305**	**—**	**189**	**490**	**—**	**—**	**305**	**189**
2023										**345**		**326**	**303**	**—**	**—**	**345**	**326**
Total										**$ 8,084**	**$ (42)**			**$ (846)**		**$ 7,238**	
Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance from the table below										**(4,724)**	**—**			**251**		**(4,473)**	
Liabilities for losses and loss adjustment expenses and prior year development before accident year 2014, net of reinsurance										**2,044**	**(75)**			**(1,488)**		**556**	
Unallocated loss adjustment expense prior year development											**85**						
Liabilities for losses and loss adjustment expenses and prior year loss development, net of reinsurance										**$ 5,404**	**$ (32)**			**$ (2,083)**		**$ 3,321**	

Incurred Losses and Loss Adjustment Expenses, Undiscounted, Net of Reinsurance (including impact of ADC)

	Calendar Years Ended December 31, *(in millions)*								
Accident Year	2016	2017	2018	2019	2020	2021	2022	**2023**	**Prior Year Development**
	Unaudited								
2014	$ 902	$ 905	$ 915	$ 844	$ 912	$ 949	$ 869	**$ 861**	**$ (8)**
2015	1,027	1,015	1,139	1,163	1,211	1,231	1,174	**1,196**	**22**
2016	898	1,146	1,162	1,171	1,274	1,250	1,263	**1,276**	**13**
2017		856	1,002	1,097	1,153	1,157	1,200	**1,182**	**(18)**
2018			648	646	721	769	769	**779**	**10**
2019				577	583	597	612	**600**	**(12)**
2020					406	413	410	**420**	**10**
2021						278	277	**274**	**(3)**
2022							305	**305**	**—**
2023								**345**	
Total	$ 2,827	$ 3,922	$ 4,866	$ 5,498	$ 6,260	$ 6,644	$ 6,879	**$ 7,238**	**$ 14**
Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance from the table below								**(4,473)**	
Liabilities for losses and allocated loss adjustment expenses and prior year development before 2014, net of reinsurance								**556**	**(111)**
Unallocated loss adjustment expense prior year adjustment									**115**
Liabilities for losses and loss adjustment expenses and prior year loss development, net of reinsurance								**$ 3,321**	**$ 18**

The following table provides our attribution of our reinsurance recoverable for the ADC only (included in the table above):

Accident Year	Calendar Years Ended December 31, *(in millions)*								Prior Year Development
	2016	2017	2018	2019	2020	2021	2022	2023	
				Unaudited					
2014	$ (373) $	(355) $	(424) $	(439) $	(336) $	(320) $	(390) $	(384) $	6
2015	(436)	(425)	(464)	(493)	(483)	(490)	(512)	(462)	50
2016	—	—	—	—	—	—	—	—	—
2017	—	—	—	—	—	—	—	—	—
2018	—	—	—	—	—	—	—	—	—
2019	—	—	—	—	—	—	—	—	—
2020	—	—	—	—	—	—	—	—	—
2021	—	—	—	—	—	—	—	—	—
2022	—	—	—	—	—	—	—	—	—
2023	—	—	—	—	—	—	—	—	—
Total	$ (809) $	(780) $	(888) $	(932) $	(819) $	(810) $	(902) $	(846) $	56
Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance from the table below								251	
Liabilities for losses and allocated loss adjustment expenses and prior year development before 2014, net of reinsurance								(1,488)	(36)
Unallocated loss adjustment expense prior year development									30
Liabilities for losses and loss adjustment expenses and prior year loss development, net of reinsurance								$ (2,083) $	50

Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance

Accident Year	Years Ended December 31, *(in millions)*										Paid Impact of ADC
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	
					Unaudited						
2014	$ 3 $	77 $	240 $	444 $	590 $	703 $	815 $	839 $	878 $	902 $	(80)
2015		9	210	391	718	935	1,061	1,124	1,253	1,291	(171)
2016			28	80	204	388	502	566	670	798	—
2017				1	45	156	505	585	676	781	—
2018					1	125	227	315	414	494	—
2019						7	43	79	157	216	—
2020							4	15	33	128	—
2021								4	43	62	—
2022									14	51	—
2023										1	—
Total										$ 4,724 $	(251)

U.S. Other Casualty

U.S. Other Casualty includes general liability, automobile liability, environmental, medical malpractice, and other casualty lines of business. These lines of business are all long-tail in nature and while somewhat diverse in terms of exposures, these lines are often subject to similar trends. These lines are often significantly impacted by the underwriting cycle and external judicial trends. Many of our policies contain risk-sharing features, including high deductibles, self-insured retentions or retrospective rating features, in addition to a traditional insurance component. These risk-sharing programs generally are large and complex, comprising multiple products, years and structures, and are subject to amendment over time.

Incurred Losses and Allocated Loss Adjustment Expenses, Undiscounted and Net of Reinsurance

| Accident Year | Years Ended December 31, (in millions) | | | | | | | | | | December 31, 2023 | | | | | | |
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2023 Prior Year Development Excluding the Impact of ADC	Total of IBNR Liabilities Plus Expected Development on Reported Losses	Cumulative Number of Reported Claims	Incurred Impact of ADC	IBNR Impact of ADC	2023 (Net of Impact of ADC)	Total of IBNR Liabilities Net of Impact of ADC
					Unaudited												
2014	$ 1,751	$ 1,721	$ 1,963	$ 2,009	$ 1,910	$ 1,916	$ 1,946	$ 1,935	$ 1,944	$ 1,905	$ (39)	$ 46	38,546	$ (214)	$ (29)	$ 1,691	$ 17
2015		1,329	1,762	1,829	1,736	1,794	1,834	1,824	1,815	1,796	(19)	23	35,754	(282)	(8)	1,514	15
2016			1,339	1,343	1,321	1,391	1,340	1,323	1,293	1,297	4	162	29,191	—	—	1,297	162
2017				602	629	738	674	668	643	654	11	21	21,266	—	—	654	21
2018					802	845	837	870	824	810	(14)	148	16,967	—	—	810	148
2019						1,059	1,058	1,053	1,062	1,039	(23)	526	21,036	—	—	1,039	526
2020							524	576	538	540	2	277	11,318	—	—	540	277
2021								795	793	790	(3)	519	10,572	—	—	790	519
2022									793	819	26	617	12,457	—	—	819	617
2023										933		848	10,401	—	—	933	848
Total										$ 10,583	$ (55)			$ (496)		$ 10,087	
Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance from the table below										(6,668)	—			298		(6,370)	
Liabilities for losses and loss adjustment expenses and prior year development before accident year 2014, net of reinsurance										1,448	(67)			(1,053)		395	
Unallocated loss adjustment expense prior year development											(11)						
Liabilities for losses and loss adjustment expenses and prior year loss development, net of reinsurance										$ 5,363	$ (133)			$ (1,251)		$ 4,112	

Incurred Losses and Loss Adjustment Expenses, Undiscounted, Net of Reinsurance (including impact of ADC)

| Accident Year | Calendar Years Ended December 31, (in millions) | | | | | | | | Prior Year Development |
	2016	2017	2018	2019	2020	2021	2022	2023	
				Unaudited					
2014	$ 1,667	$ 1,678	$ 1,634	$ 1,694	$ 1,701	$ 1,722	$ 1,718	$ 1,691	$ (27)
2015	1,361	1,373	1,423	1,493	1,553	1,562	1,563	1,514	(49)
2016	1,339	1,343	1,321	1,391	1,340	1,323	1,293	1,297	4
2017		602	629	738	674	668	643	654	11
2018			802	845	837	870	824	810	(14)
2019				1,059	1,058	1,053	1,062	1,039	(23)
2020					524	576	538	540	2
2021						795	793	790	(3)
2022							793	819	26
2023								933	
Total	$ 4,367	$ 4,996	$ 5,809	$ 7,220	$ 7,687	$ 8,569	$ 9,227	$ 10,087	$ (73)
Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance from the table below								(6,370)	
Liabilities for losses and allocated loss adjustment expenses and prior year development before 2014, net of reinsurance								395	(73)
Unallocated loss adjustment expense prior year adjustment									13
Liabilities for losses and loss adjustment expenses and prior year loss development, net of reinsurance								$ 4,112	$ (133)

The following table provides our attribution of our reinsurance recoverable for the ADC only (included in the table above):

Accident Year		Calendar Years Ended December 31, *(in millions)*								Prior Year Development
		2016	2017	2018	2019	2020	2021	2022	2023	
					Unaudited					
2014	$	(296) $	(331) $	(276) $	(222) $	(245) $	(213) $	(226) $	(214) $	12
2015		(401)	(456)	(313)	(301)	(281)	(262)	(252)	(282)	(30)
2016		—	—	—	—	—	—	—	—	—
2017		—	—	—	—	—	—	—	—	—
2018		—	—	—	—	—	—	—	—	—
2019		—	—	—	—	—	—	—	—	—
2020		—	—	—	—	—	—	—	—	—
2021		—	—	—	—	—	—	—	—	—
2022		—	—	—	—	—	—	—	—	—
2023		—	—	—	—	—	—	—	—	—
Total	$	(697) $	(787) $	(589) $	(523) $	(526) $	(475) $	(478) $	(496) $	(18)
Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance from the table below									298	
Liabilities for losses and allocated loss adjustment expenses and prior year development before 2014, net of reinsurance									(1,053)	(6)
Unallocated loss adjustment expense prior year development										24
Liabilities for losses and loss adjustment expenses and prior year loss development, net of reinsurance								$	(1,251) $	—

Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance

Accident Year		Years Ended December 31, *(in millions)*									Paid Impact of ADC
		2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	
						Unaudited						
2014	$	210 $	620 $	868 $	1,150 $	1,392 $	1,572 $	1,653 $	1,719 $	1,795 $	1,805 $	(122)
2015			105	309	769	1,087	1,351	1,485	1,603	1,680	1,707	(176)
2016				77	298	489	703	846	938	1,018	1,074	—
2017					51	111	216	314	455	527	592	—
2018						43	122	227	360	470	565	—
2019							53	138	226	321	410	—
2020								26	73	139	198	—
2021									32	87	169	—
2022										38	112	—
2023											36	—
Total										$	6,668 $	(298)

U.S. Financial Lines

U.S. Financial Lines business includes D&O, E&O, EPLI policies and various professional liability subsets of business, as well as the fidelity book of business. This includes cyber coverage and mergers and acquisitions coverage, which have been a growing and evolving portion of this portfolio. These product lines are predominantly claims-made in nature, losses are characterized by low frequency and high severity, and results are often significantly impacted by external economic conditions.

Our analysis is segmented by major coverages, such as D&O, E&O, etc. and then further segmented by major industry groups (e.g. corporate accounts, national accounts, financial institutions, private/not-for-profit, etc.). We also separately review primary business from excess business for certain product lines.

Incurred Losses and Allocated Loss Adjustment Expenses, Undiscounted and Net of Reinsurance

	Years Ended December 31, *(in millions)*										December 31, 2023						
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2023 Prior Year Development Excluding the Impact of ADC	Total of IBNR Liabilities Plus Expected Development on Reported Losses	Cumulative Number of Reported Claims	Incurred Impact of ADC	IBNR Impact of ADC	2023 (Net of Impact of ADC)	Total of IBNR Liabilities Net of Impact of ADC
	Unaudited																
2014	$ 1,812	$ 1,777	$ 1,892	$ 1,927	$ 1,960	$ 1,981	$ 2,000	$ 2,057	$ 2,014	$ 2,017	$ 3	$ 91	17,650	$ (297)	$ (68)	$ 1,720	$ 23
2015		1,737	1,762	1,743	1,788	1,830	1,874	1,959	2,044	2,048	4	78	16,253	(495)	(63)	1,553	15
2016			1,605	1,855	1,993	2,064	2,139	2,281	2,325	2,308	(17)	133	16,127	—	—	2,308	133
2017				1,564	1,675	1,756	1,846	1,898	1,987	1,957	(30)	130	15,269	—	—	1,957	130
2018					1,640	1,766	1,882	2,063	2,225	2,322	97	498	14,833	—	—	2,322	498
2019						1,503	1,536	1,627	1,926	1,912	(14)	513	13,319	—	—	1,912	513
2020							1,213	1,252	1,408	1,457	49	331	10,390	—	—	1,457	331
2021								1,430	1,408	1,388	(20)	894	7,117	—	—	1,388	894
2022									1,130	1,108	(22)	948	5,809	—	—	1,108	948
2023										1,043		950	6,467	—	—	1,043	950
Total										$ 17,560	$ 50			$ (792)		$ 16,768	
Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance from the table below										(11,645)	—			501		(11,144)	
Liabilities for losses and loss adjustment expenses and prior year development before accident year 2014, net of reinsurance										271	27			(223)		48	
Unallocated loss adjustment expense prior year development											17						
Liabilities for losses and loss adjustment expenses and prior year loss development, net of reinsurance										$ 6,186	$ 94			$ (514)		$ 5,672	

Incurred Losses and Loss Adjustment Expenses, Undiscounted, Net of Reinsurance (including impact of ADC)

	Calendar Years Ended December 31, *(in millions)*								
Accident Year	2016	2017	2018	2019	2020	2021	2022	2023	Prior Year Development
	Unaudited								
2014	$ 1,733	$ 1,729	$ 1,753	$ 1,741	$ 1,759	$ 1,761	$ 1,738	$ 1,720	$ (18)
2015	1,429	1,430	1,462	1,552	1,550	1,595	1,605	1,553	(52)
2016	1,605	1,855	1,993	2,064	2,139	2,281	2,325	2,308	(17)
2017		1,564	1,675	1,756	1,846	1,898	1,987	1,957	(30)
2018			1,640	1,766	1,882	2,063	2,225	2,322	97
2019				1,503	1,536	1,627	1,926	1,912	(14)
2020					1,213	1,252	1,408	1,457	49
2021						1,430	1,408	1,388	(20)
2022							1,130	1,108	(22)
2023								1,043	
Total	$ 4,767	$ 6,578	$ 8,523	$ 10,382	$ 11,925	$ 13,907	$ 15,752	$ 16,768	$ (27)
Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance from the table below								(11,144)	
Liabilities for losses and allocated loss adjustment expenses and prior year development before 2014, net of reinsurance								48	56
Unallocated loss adjustment expense prior year adjustment									21
Liabilities for losses and loss adjustment expenses and prior year loss development, net of reinsurance								$ 5,672	$ 50

The following table provides our attribution of our reinsurance recoverable for the ADC only (included in the table above):

Accident Year	Calendar Years Ended December 31, *(in millions)*								Prior Year Development
	2016	2017	2018	2019	2020	2021	2022	2023	
				Unaudited					
2014	$ (159) $	(198) $	(207) $	(240) $	(241) $	(296) $	(276) $	(297) $	(21)
2015	(333)	(313)	(326)	(278)	(324)	(364)	(439)	(495)	(56)
2016	—	—	—	—	—	—	—	—	—
2017	—	—	—	—	—	—	—	—	—
2018	—	—	—	—	—	—	—	—	—
2019	—	—	—	—	—	—	—	—	—
2020	—	—	—	—	—	—	—	—	—
2021	—	—	—	—	—	—	—	—	—
2022	—	—	—	—	—	—	—	—	—
2023	—	—	—	—	—	—	—	—	—
Total	$ (492) $	(511) $	(533) $	(518) $	(565) $	(660) $	(715) $	(792) $	(77)
Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance from the table below								501	
Liabilities for losses and allocated loss adjustment expenses and prior year development before 2014, net of reinsurance								(223)	29
Unallocated loss adjustment expense prior year development									4
Liabilities for losses and loss adjustment expenses and prior year loss development, net of reinsurance								$ (514) $	(44)

Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance

Accident Year	Years Ended December 31, *(in millions)*										Paid Impact of ADC
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	
					Unaudited						
2014	$ 66 $	366 $	849 $	1,158 $	1,387 $	1,573 $	1,658 $	1,758 $	1,820 $	1,849 $	(147)
2015		63	390	791	1,055	1,282	1,488	1,686	1,818	1,914	(354)
2016			73	499	1,002	1,358	1,659	1,826	1,903	2,039	—
2017				64	391	761	1,118	1,396	1,515	1,653	—
2018					86	486	835	1,126	1,415	1,601	—
2019						94	367	642	953	1,204	—
2020							84	356	648	915	—
2021								43	151	315	—
2022									30	109	—
2023										46	—
Total										$ 11,645 $	(501)

U.S. Property and Special Risks

U.S. Property products include commercial, industrial and energy-related property insurance products and services that cover exposures to manmade and natural disasters, including business interruption. U.S. Special Risk products include aerospace, environmental, political risk, trade credit, surety and marine insurance, and program business for various small and medium sized enterprises insurance lines. The program segments include both property and casualty exposures. Recent years have seen an increasing proportion of non-admitted coverages which has altered the underlying customer profile to be less severe in the aggregate.

Incurred Losses and Allocated Loss Adjustment Expenses, Undiscounted and Net of Reinsurance

Accident Year	Years Ended December 31, *(in millions)*										2023 Prior Year Development Excluding the Impact of ADC	December 31, 2023					
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023		Total of IBNR Liabilities Plus Expected Development on Reported Losses	Cumulative Number of Reported Claims	Incurred Impact of ADC	IBNR Impact of ADC	2023 (Net of Impact of ADC)	Total of IBNR Liabilities Net of Impact of ADC
					Unaudited												
2014	$ 2,600	$ 2,396	$ 2,490	$ 2,480	$ 2,494	$ 2,477	$ 2,460	$ 2,446	$ 2,440	$ 2,437	$ (3)	$ 4	60,766	$ (52)	$ (2)	$ 2,385	$ 2
2015		2,567	2,506	2,489	2,492	2,466	2,471	2,479	2,490	2,493	3	4	59,513	(100)	(1)	2,393	3
2016			2,674	2,748	2,690	2,697	2,707	2,694	2,700	2,713	13	8	54,821	—	—	2,713	8
2017				4,673	4,239	4,127	4,153	4,173	4,212	4,175	(37)	15	79,764	—	—	4,175	15
2018					2,978	2,993	2,992	3,229	3,201	3,210	9	112	69,922	—	—	3,210	112
2019						2,177	2,146	2,211	2,222	2,177	(45)	25	78,848	—	—	2,177	25
2020							3,391	3,320	3,280	3,238	(42)	761	68,644	—	—	3,238	761
2021								2,339	2,213	2,160	(53)	101	81,795	—	—	2,160	101
2022									3,171	3,281	110	690	85,477	—	—	3,281	690
2023										2,528		777	88,129	—	—	2,528	777
Total										$ 28,412	$ (45)			$ (152)		$ 28,260	
Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance from the table below										(24,207)	—			87		(24,120)	
Liabilities for losses and loss adjustment expenses and prior year development before accident year 2014, net of reinsurance										409	39			(146)		263	
Unallocated loss adjustment expense prior year development											(4)						
Liabilities for losses and loss adjustment expenses and prior year loss development, net of reinsurance										$ 4,614	$ (10)			$ (211)		$ 4,403	

Incurred Losses and Loss Adjustment Expenses, Undiscounted, Net of Reinsurance (including impact of ADC)

Accident Year	Calendar Years Ended December 31, *(in millions)*								Prior Year Development
	2016	2017	2018	2019	2020	2021	2022	2023	
				Unaudited					
2014	$ 2,423	$ 2,419	$ 2,430	$ 2,401	$ 2,382	$ 2,376	$ 2,364	$ 2,385	$ 21
2015	2,365	2,391	2,405	2,372	2,372	2,372	2,375	2,393	18
2016	2,674	2,748	2,690	2,697	2,707	2,694	2,700	2,713	13
2017		4,673	4,239	4,127	4,153	4,173	4,212	4,175	(37)
2018			2,978	2,993	2,992	3,229	3,201	3,210	9
2019				2,177	2,146	2,211	2,222	2,177	(45)
2020					3,391	3,320	3,280	3,238	(42)
2021						2,339	2,213	2,160	(53)
2022							3,171	3,281	110
2023								2,528	
Total	$ 7,462	$ 12,231	$ 14,742	$ 16,767	$ 20,143	$ 22,714	$ 25,738	$ 28,260	$ (6)
Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance from the table below								(24,120)	
Liabilities for losses and allocated loss adjustment expenses and prior year development before 2014, net of reinsurance								263	9
Unallocated loss adjustment expense prior year adjustment									(3)
Liabilities for losses and loss adjustment expenses and prior year loss development, net of reinsurance								$ 4,403	$ —

The following table provides our attribution of our reinsurance recoverable for the ADC only (included in the table above):

Accident Year	Calendar Years Ended December 31, *(in millions)*								Prior Year Development
	2016	2017	2018	2019	2020	2021	2022	2023	
				Unaudited					
2014	$ (67) $	(61) $	(64) $	(76) $	(78) $	(70) $	(76) $	(52) $	24
2015	(141)	(98)	(87)	(94)	(99)	(107)	(115)	(100)	15
2016	—	—	—	—	—	—	—	—	—
2017	—	—	—	—	—	—	—	—	—
2018	—	—	—	—	—	—	—	—	—
2019	—	—	—	—	—	—	—	—	—
2020	—	—	—	—	—	—	—	—	—
2021	—	—	—	—	—	—	—	—	—
2022	—	—	—	—	—	—	—	—	—
2023	—	—	—	—	—	—	—	—	—
Total	$ (208) $	(159) $	(151) $	(170) $	(177) $	(177) $	(191) $	(152) $	39
Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance from the table below								87	
Liabilities for losses and allocated loss adjustment expenses and prior year development before 2014, net of reinsurance								(146)	(30)
Unallocated loss adjustment expense prior year development									1
Liabilities for losses and loss adjustment expenses and prior year loss development, net of reinsurance								$ (211) $	10

Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance

Accident Year	Years Ended December 31, *(in millions)*										Paid Impact of ADC
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	
					Unaudited						
2014	$ 795 $	1,545 $	1,869 $	2,073 $	2,207 $	2,293 $	2,329 $	2,352 $	2,362 $	2,418 $	(20)
2015		844	1,572	1,878	2,121	2,240	2,308	2,344	2,391	2,457	(67)
2016			821	1,747	2,076	2,296	2,464	2,539	2,616	2,647	—
2017				1,137	2,625	3,281	3,638	3,897	3,999	4,055	—
2018					977	2,162	2,509	2,715	2,863	2,994	—
2019						1,039	1,673	1,906	2,037	2,083	—
2020							844	1,613	1,874	2,190	—
2021								878	1,743	1,983	—
2022									1,208	2,207	—
2023										1,173	—
Total										$ 24,207 $	(87)

U.S. Personal Insurance

U.S. Personal Insurance consists of accident and health and personal lines. Accident and health products include voluntary and sponsor-paid personal accident and supplemental health products for individuals, employees, associations and other organizations as well as a broad range of travel insurance products and services for leisure and business travelers. Personal lines include automobile and homeowners' insurance, extended warranty, and consumer specialty products, such as identity theft and credit card protection. Personal lines also provides insurance for high net worth individuals offered through AIG Private Client Group, including auto, homeowners, umbrella, yacht, fine art and collections insurance. Personal lines are generally short-tail in nature and can reflect significant salvage and subrogation recoveries.

Incurred Losses and Allocated Loss Adjustment Expenses, Undiscounted and Net of Reinsurance

| Accident Year | Years Ended December 31, (in millions) | | | | | | | | | | December 31, 2023 | | | | | | |
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2023 Prior Year Development Excluding the Impact of ADC	Total of IBNR Liabilities Plus Expected Development on Reported Losses	Cumulative Number of Reported Claims	Incurred Impact of ADC	IBNR Impact of ADC	2023 (Net of Impact of ADC)	Total of IBNR Liabilities Net of Impact of ADC
					Unaudited												
2014	$ 1,552	$ 1,562	$ 1,572	$ 1,572	$ 1,583	$ 1,584	$ 1,588	$ 1,587	$ 1,592	$ 1,592	$ —	$ 5	275,132	$ (8)	$ —	$ 1,584	$ 5
2015		1,511	1,498	1,494	1,483	1,482	1,485	1,487	1,488	1,487	(1)	8	261,176	(8)	—	1,479	8
2016			1,536	1,533	1,533	1,540	1,542	1,544	1,544	1,541	(3)	12	247,479	—	—	1,541	12
2017				1,878	2,137	2,011	2,057	1,924	1,916	1,896	(20)	15	220,038	—	—	1,896	15
2018					2,188	2,193	2,154	1,937	1,936	1,920	(16)	33	102,256	—	—	1,920	33
2019						1,593	1,664	1,646	1,596	1,578	(18)	43	93,428	—	—	1,578	43
2020							954	906	913	894	(19)	51	55,101	—	—	894	51
2021								748	765	762	(3)	70	56,234	—	—	762	70
2022									517	529	12	93	51,983	—	—	529	93
2023										677		248	32,022	—	—	677	248
Total										$ 12,876	$ (68)			$ (16)		$ 12,860	
Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance from the table below										(12,060)	—			16		(12,044)	
Liabilities for losses and loss adjustment expenses and prior year development before accident year 2014, net of reinsurance										(48)	4			(1)		(49)	
Unallocated loss adjustment expense prior year development										—							
Liabilities for losses and loss adjustment expenses and prior year loss development, net of reinsurance										$ 768	$ (64)			$ (1)		$ 767	

Incurred Losses and Loss Adjustment Expenses, Undiscounted, Net of Reinsurance (including impact of ADC)

| Accident Year | Calendar Years Ended December 31, (in millions) | | | | | | | | Prior Year Development |
	2016	2017	2018	2019	2020	2021	2022	2023	
				Unaudited					
2014	$ 1,564	$ 1,564	$ 1,571	$ 1,580	$ 1,584	$ 1,582	$ 1,584	$ 1,584	$ —
2015	1,476	1,475	1,472	1,476	1,480	1,482	1,481	1,479	(2)
2016	1,536	1,533	1,533	1,540	1,542	1,544	1,544	1,541	(3)
2017		1,878	2,137	2,011	2,057	1,924	1,916	1,896	(20)
2018			2,188	2,193	2,154	1,937	1,936	1,920	(16)
2019				1,593	1,664	1,646	1,596	1,578	(18)
2020					954	906	913	894	(19)
2021						748	765	762	(3)
2022							517	529	12
2023								677	
Total	$ 4,576	$ 6,450	$ 8,901	$ 10,393	$ 11,435	$ 11,769	$ 12,252	$ 12,860	$ (69)
Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance from the table below								(12,044)	
Liabilities for losses and allocated loss adjustment expenses and prior year development before 2014, net of reinsurance								(49)	4
Unallocated loss adjustment expense prior year adjustment								—	
Liabilities for losses and loss adjustment expenses and prior year loss development, net of reinsurance								$ 767	$ (65)

The following table provides our attribution of our reinsurance recoverable for the ADC only (included in the table above):

Accident Year	Calendar Years Ended December 31, *(in millions)*								Prior Year Development
	2016	2017	2018	2019	2020	2021	2022	2023	
	Unaudited								
2014	$ (8) $	(8) $	(12) $	(4) $	(4) $	(5) $	(8) $	(8) $	—
2015	(22)	(19)	(11)	(6)	(5)	(5)	(7)	(8)	(1)
2016	—	—	—	—	—	—	—	—	—
2017	—	—	—	—	—	—	—	—	—
2018	—	—	—	—	—	—	—	—	—
2019	—	—	—	—	—	—	—	—	—
2020	—	—	—	—	—	—	—	—	—
2021	—	—	—	—	—	—	—	—	—
2022	—	—	—	—	—	—	—	—	—
2023	—	—	—	—	—	—	—	—	—
Total	$ (30) $	(27) $	(23) $	(10) $	(9) $	(10) $	(15) $	(16) $	(1)
Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance from the table below								16	
Liabilities for losses and allocated loss adjustment expenses and prior year development before 2014, net of reinsurance								(1)	—
Unallocated loss adjustment expense prior year development									—
Liabilities for losses and loss adjustment expenses and prior year loss development, net of reinsurance								$ (1) $	(1)

Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance

Accident Year	Years Ended December 31, *(in millions)*										Paid Impact of ADC
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	
	Unaudited										
2014	$ 959 $	1,380 $	1,463 $	1,507 $	1,536 $	1,555 $	1,568 $	1,572 $	1,579 $	1,584 $	(8)
2015		931	1,320	1,411	1,439	1,455	1,461	1,463	1,468	1,471	(8)
2016			857	1,344	1,422	1,460	1,501	1,512	1,518	1,521	—
2017				941	1,672	1,896	1,789	1,826	1,852	1,861	—
2018					1,227	1,939	1,973	1,789	1,832	1,849	—
2019						884	1,295	1,379	1,416	1,491	—
2020							667	679	725	824	—
2021								488	650	658	—
2022									372	401	—
2023										400	—
Total										$ 12,060 $	(16)

UK/Europe Casualty and Financial Lines

UK/Europe is our largest non-U.S. region for Liability and Financial Lines. UK/Europe Casualty and Financial Lines is composed of third-party coverages including general liability, auto liability, D&O, professional liability and various other coverages throughout both the UK and Continental Europe. These areas are all long-tail in nature and while somewhat diverse in terms of exposures, these lines are often subject to similar trends. These lines are impacted by the underwriting cycle and external judicial trends. The largest share of business is in the UK, but significant business is also written in other European countries such as Germany, France, and Italy.

Incurred Losses and Allocated Loss Adjustment Expenses, Undiscounted and Net of Reinsurance*

| Accident Year | Years Ended December 31, (in millions) | | | | | | | | | | December 31, 2023 | | |
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2023 Prior Year Development	Total of IBNR Liabilities Plus Expected Development on Reported Losses	Cumulative Number of Reported Claims
					Unaudited								
2014	$ 1,036	$ 1,009	$ 1,032	$ 1,039	$ 1,034	$ 1,122	$ 1,064	$ 1,106	$ 1,111	$ 1,117	$ 6	$ 75	102,063
2015		1,092	1,233	1,262	1,170	1,244	1,234	1,238	1,258	1,266	8	74	113,865
2016			1,314	1,453	1,497	1,498	1,601	1,597	1,610	1,613	3	100	142,721
2017				1,343	1,323	1,252	1,321	1,381	1,366	1,408	42	177	149,665
2018					1,343	1,415	1,482	1,521	1,619	1,664	45	245	151,467
2019						1,005	1,262	1,334	1,351	1,345	(6)	292	142,426
2020							1,219	1,271	1,216	1,202	(14)	474	85,762
2021								1,375	1,335	1,347	12	723	76,503
2022									1,300	1,261	(39)	894	71,630
2023										1,472		1,100	57,306
Total										$ 13,695	$ 57		
Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance from the table below										(7,109)	—		
Liabilities for losses and loss adjustment expenses and prior year development before accident year 2014, net of reinsurance										861	108		
Unallocated loss adjustment expense prior year development											—		
Liabilities for losses and loss adjustment expenses and prior year loss development, net of reinsurance										$ 7,447	$ 165		

* The losses reported in the table are not covered by the ADC.

Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance*

| Accident Year | Years Ended December 31, (in millions) | | | | | | | | | |
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
					Unaudited					
2014	$ 72	$ 258	$ 409	$ 529	$ 629	$ 695	$ 757	$ 818	$ 859	$ 883
2015		71	240	433	568	683	859	949	994	1,041
2016			119	379	586	775	930	1,059	1,168	1,260
2017				96	280	447	602	753	896	964
2018					113	374	572	742	903	1,128
2019						98	310	478	658	760
2020							60	228	367	507
2021								51	233	345
2022									57	185
2023										36
Total										$ 7,109

* The losses reported in the table are not covered by the ADC.

UK/Europe Property and Special Risks

UK/Europe Property products include commercial, industrial and energy-related property insurance products and services that cover exposures to manmade and natural disasters, including business interruption. UK/Europe Special Risk products include aerospace, environmental, political risk, trade credit, surety and marine insurance, and various small and medium sized enterprises insurance lines.

Incurred Losses and Allocated Loss Adjustment Expenses, Undiscounted and Net of Reinsurance*

| Accident Year | Years Ended December 31, (in millions) | | | | | | | | | | 2023 Prior Year Development | December 31, 2023 | |
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023		Total of IBNR Liabilities Plus Expected Development on Reported Losses	Cumulative Number of Reported Claims
					Unaudited								
2014	$ 1,439	$ 1,470	$ 1,431	$ 1,460	$ 1,450	$ 1,426	$ 1,387	$ 1,382	$ 1,360	$ 1,349	$ (11)	$ (2)	48,030
2015		1,552	1,469	1,531	1,463	1,444	1,434	1,421	1,455	1,442	(13)	7	54,639
2016			1,536	1,685	1,678	1,682	1,678	1,674	1,609	1,604	(5)	10	57,287
2017				1,649	1,614	1,609	1,616	1,600	1,566	1,565	(1)	12	53,411
2018					1,505	1,555	1,533	1,520	1,468	1,463	(5)	8	44,183
2019						1,138	1,100	1,101	1,090	1,086	(4)	39	33,637
2020							1,301	1,241	1,200	1,218	18	136	25,822
2021								1,019	982	932	(50)	64	22,306
2022									1,123	1,288	165	220	23,295
2023										1,359		539	15,946
Total										$ 13,306	$ 94		
Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance from the table below										(10,479)	—		
Liabilities for losses and loss adjustment expenses and prior year development before accident year 2014, net of reinsurance										86	(13)		
Unallocated loss adjustment expense prior year development											—		
Liabilities for losses and loss adjustment expenses and prior year loss development, net of reinsurance										$ 2,913	$ 81		

* The losses reported in the table are not covered by the ADC.

Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance*

| Accident Year | Years Ended December 31, (in millions) | | | | | | | | | |
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
					Unaudited					
2014	$ 311	$ 912	$ 1,187	$ 1,255	$ 1,293	$ 1,320	$ 1,329	$ 1,342	$ 1,350	$ 1,354
2015		346	920	1,193	1,295	1,331	1,354	1,362	1,363	1,362
2016			456	1,114	1,367	1,500	1,545	1,574	1,591	1,585
2017				353	940	1,222	1,364	1,420	1,459	1,472
2018					316	978	1,161	1,289	1,303	1,339
2019						264	649	820	907	944
2020							249	668	819	912
2021								189	504	691
2022									194	661
2023										159
Total										$ 10,479

* The losses reported in the table are not covered by the ADC.

UK/Europe and Japan Personal Insurance

UK/Europe and Japan Personal Insurance lines consist of accident and health and personal lines. Accident and health products include voluntary and sponsor-paid personal accident and supplemental health products for individuals, employees, associations and other organizations as well as a broad range of travel insurance products and services for leisure and business travelers. Personal lines include automobile and homeowners' insurance, extended warranty, and consumer specialty products, such as identity theft and credit card protection. Personal lines are generally short-tail in nature.

Incurred Losses and Allocated Loss Adjustment Expenses, Undiscounted and Net of Reinsurance*

Accident Year	Years Ended December 31, *(in millions)*										2023 Prior Year Development	December 31, 2023	
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023		Total of IBNR Liabilities Plus Expected Development on Reported Losses	Cumulative Number of Reported Claims
					Unaudited								
2014	$ 2,210	$ 2,220	$ 2,207	$ 2,204	$ 2,197	$ 2,197	$ 2,199	$ 2,197	$ 2,220	$ 2,224	$ 4	$ 2	1,799,271
2015		2,284	2,264	2,265	2,257	2,255	2,255	2,256	2,254	2,257	3	—	1,777,699
2016			2,241	2,240	2,226	2,221	2,219	2,216	2,209	2,212	3	1	1,794,987
2017				2,196	2,118	2,103	2,099	2,115	2,100	2,108	8	—	1,718,502
2018					2,555	2,461	2,458	2,431	2,450	2,448	(2)	4	1,915,683
2019						2,085	2,050	2,015	2,000	2,002	2	3	1,673,976
2020							1,909	1,771	1,713	1,701	(12)	19	1,389,704
2021								1,776	1,719	1,689	(30)	32	1,387,230
2022									1,889	1,854	(35)	89	2,050,657
2023										1,698		256	1,275,686
Total										**$ 20,193**	**$ (59)**		
Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance from the table below										(18,747)	—		
Liabilities for losses and loss adjustment expenses and prior year development before accident year 2014, net of reinsurance										37	2		
Unallocated loss adjustment expense prior year development											—		
Liabilities for losses and loss adjustment expenses and prior year loss development, net of reinsurance										$ 1,483	$ (57)		

* The losses reported in the table are not covered by the ADC.

Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance*

Accident Year	Years Ended December 31, *(in millions)*									
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
					Unaudited					
2014	$ 1,198	$ 1,817	$ 1,999	$ 2,090	$ 2,137	$ 2,158	$ 2,170	$ 2,179	$ 2,184	$ 2,189
2015		1,228	1,861	2,046	2,146	2,183	2,209	2,226	2,234	2,244
2016			1,225	1,830	2,013	2,102	2,147	2,173	2,187	2,195
2017				1,200	1,791	1,950	2,020	2,056	2,078	2,077
2018					1,520	2,063	2,225	2,309	2,352	2,404
2019						1,219	1,726	1,854	1,916	1,950
2020							1,020	1,470	1,576	1,619
2021								1,003	1,423	1,533
2022									1,100	1,572
2023										964
Total										**$ 18,747**

* The losses reported in the table are not covered by the ADC.

Claims Payout Patterns

The following table presents the historical average annual percentage claims payout on an accident year basis at the same level of disaggregation as presented in the claims development table.

Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance (Unaudited)

Year	1	2	3	4	5	6	7	8	9	10
U.S. Workers' compensation	11.9%	17.2%	11.0%	7.2%	4.8%	3.2%	2.0%	1.7%	1.5%	1.2%
U.S. Excess casualty	1.2	8.5	9.2	18.1	10.5	7.9	7.4	6.6	2.7	1.9
U.S. Other casualty	5.8	11.3	14.2	14.4	13.7	9.4	6.7	4.0	2.8	0.5
U.S. Financial Lines	3.7	14.6	18.2	15.6	12.5	8.1	6.1	5.8	3.9	1.4
U.S. Property and Special Risks	35.2	32.2	11.8	8.1	4.9	3.1	1.8	1.3	1.5	2.3
U.S. Personal Insurance	61.6	23.8	5.2	0.8	2.4	0.9	0.5	0.3	0.3	0.3
UK/Europe Casualty and Financial Lines	5.6	14.3	12.2	11.3	9.3	10.3	6.1	4.9	3.7	2.1
UK/Europe Property and Special Risks	21.1	38.7	16.7	7.7	2.7	2.1	0.8	0.2	0.3	0.3
UK/Europe and Japan Personal Insurance	57.9	26.2	7.2	3.6	1.8	1.3	0.5	0.4	0.3	0.2

DISCOUNTING OF LOSS RESERVES

At December 31, 2023 and 2022, the loss reserves reflect a net loss reserve discount of $1.2 billion and $1.3 billion, respectively, including tabular and non-tabular calculations based upon the following assumptions:

- The non-tabular workers' compensation discount is calculated separately for companies domiciled in New York, Pennsylvania and Delaware, and follows the statutory regulations (prescribed or permitted) for each state.
  - For New York companies, the discount is based on a 5 percent interest rate and the companies' own payout patterns.
  - The Pennsylvania and Delaware regulators approved use of a consistent benchmark discount rate and spread (U.S. Treasury rate plus a liquidity premium) to all of our workers' compensation reserves in our Pennsylvania domiciled and Delaware domiciled companies, as well as our use of updated payout patterns specific to our primary and excess workers compensation portfolios. In 2020, the regulators also approved that the discount rate will be updated on an annual basis.
- The tabular workers' compensation discount is calculated based on the mortality rate used in the 2007 U.S. Life table and interest rates prescribed or permitted by each state (i.e. New York is based on 5 percent interest rate and Pennsylvania and Delaware are based on U.S. Treasury rate plus a liquidity premium). In the case that applying this tabular discount factor to our nominal reserves produces a tabular discount that is greater than the indemnity portion of our case reserves, the tabular discount is capped at our estimate of the indemnity portion of our cases reserves (45 percent).

The discount for asbestos reserves has been fully accreted.

At December 31, 2023 and 2022, the discount consists of $294 million and $314 million of tabular discount, respectively, and $939 million and $964 million of non-tabular discount for workers' compensation, respectively. During the years ended December 31, 2023, 2022 and 2021, the benefit / (charge) from changes in discount of $(195) million, $703 million and $193 million, respectively, were recorded as part of the policyholder benefits and losses incurred in the Consolidated Statements of Income (Loss).

The following table presents the components of the loss reserve discount discussed above:

(in millions)		December 31, 2023		December 31, 2022
U.S. workers' compensation	$	2,337	$	2,532
Retroactive reinsurance		(1,104)		(1,254)
Total reserve discount[(a)(b)]	$	1,233	$	1,278

(a) Excludes $196 million and $135 million of discount related to certain long-tail liabilities in the UK at December 31, 2023 and 2022, respectively.

(b) Includes gross discount of $687 million and $763 million, which was 100 percent ceded to Fortitude Re at December 31, 2023 and 2022, respectively.

The following table presents the net loss reserve discount benefit (charge):

Years Ended December 31,					
(in millions)		2023	2022		2021
Current accident year	$	112	$ 98	$	62
Accretion and other adjustments to prior year discount		(264)	(239)		(88)
Effect of interest rate changes		(43)	844		219
Net reserve discount benefit (charge)		(195)	703		193
Change in discount on loss reserves ceded under retroactive reinsurance		150	(301)		(42)
Net change in total reserve discount*	$	(45)	$ 402	$	151

* Excludes $61 million, $19 million and $(35) million of discount related to certain long-tail liabilities in the UK for the years ended December 31, 2023, 2022 and 2021, respectively.

During 2023, net change in total reserve discount was impacted by updates to payout patterns, along with decreases in discount rates due to an increase in U.S. Treasury rates offset by a decrease in the discount spread.

During 2022 and 2021, effective interest rates increased due to an increase in the forward yield curve component of the discount rates reflecting an increase in U.S. Treasury rates along with changes in payout pattern assumptions.

Amortization of Deferred Gain on Retroactive Reinsurance

Amortization of the deferred gain on retroactive reinsurance includes $48 million, $189 million and $137 million related to the adverse development reinsurance cover with NICO for the years ended December 31, 2023, 2022 and 2021, respectively.

Amounts recognized reflect the amortization of the initial deferred gain at inception, as amended for subsequent changes in the deferred gain due to changes in subject reserves.

FUTURE POLICY BENEFITS

Future policy benefits primarily include reserves for traditional life and annuity payout contracts, which represent an estimate of the present value of future benefits less the present value of future net premiums. Included in Future policy benefits are liabilities for annuities issued in structured settlement arrangements whereby a claimant receives life contingent payments over their lifetime. Also included are pension risk transfer arrangements whereby an upfront premium is received in exchange for guaranteed retirement benefits. All payments under these arrangements are fixed and determinable with respect to their amounts and dates. Structured settlement or other annuitization elections (e.g., certain single premium immediate annuities) that do not involve life contingent payments, but rather payments for a stated period are included in Policyholder contract deposits.

For traditional and limited pay long-duration products, benefit reserves are accrued and benefit expense is recognized using a NPR methodology for each annual cohort of business. This NPR method incorporates periodic retrospective revisions to the NPR to reflect updated actuarial assumptions and variances in actual versus expected experience. The Future policy benefit liability is accrued by multiplying the gross premium recognized in each period by the net premium ratio. The net premium is equal to the portion of the gross premium required to provide for all benefits and certain expenses and may not exceed 100 percent. Benefits in excess of premiums are expensed immediately through Policyholder benefits. In addition, periodic revisions to the NPR below 100 percent may result in reclassification between the benefit reserves and deferred profit liability for limited pay contracts.

Insurance contracts are aggregated into annual cohorts for the purposes of determining the liability for future policy benefits (LFPB), but are not aggregated across segments. These annual cohorts may be further segregated based on product characteristics, or to distinguish business reinsured from non-reinsured business or products issued in different functional currencies. The assumptions used to calculate the future policy benefits include discount rates, persistency and recognized morbidity and mortality tables modified to reflect the Company's experience.

The current discount rate assumption for the liability for future policy benefits is derived from market observable yields on upper-medium-grade fixed income instruments. The Company uses an external index as the source of the yields on these instruments for the first 30 years. For years 30 to 50, the yield is derived using market observable yields. Yields for years 50 to 100 are extrapolated using a flat forward approach, maintaining a constant forward spread through the period. The current discount rate assumption is updated quarterly and used to remeasure the liability at the reporting date, with the resulting change in the discount rate reflected in OCI.

The method for constructing and applying the locked-in discount rate assumptions on newly issued business is determined based on factors such as product characteristics and the expected timing of cash flows. This discount rate assumption is derived from market observable yields on upper-medium-grade fixed income instruments. Similar to the current discount rate assumption, the Company may employ conversion and interpolation methodologies when necessary. The applicable interest accretion is reflected in Policyholder benefits and losses incurred in the Consolidated Statements of Income (Loss).

The following table presents the transition rollforward of the liability for future policy benefits for nonparticipating contracts[a]:

(in millions)	Individual Retirement	Group Retirement	Life Insurance	Institutional Markets	Other[b]	Total
Pre-adoption December 31, 2020 liability for future policy benefits balance	$ 1,309	$ 282	$ 11,129	$ 11,029	$ 22,206	$ 45,955
Adjustments for the reclassification to the deferred profit liability	(65)	(8)	—	(766)	(859)	(1,698)
Change in cash flow assumptions and effect of net premiums exceeding gross premiums	(14)	2	15	4	55	62
Effect of the remeasurement of the liability at a current single A rate	156	63	2,977	1,655	7,611	12,462
Adjustment for the removal of loss recognition balances related to unrealized gain or loss on securities	(64)	(60)	4	(292)	—	(412)
Post-adoption January 1, 2021 liability for future policy benefits balance	$ 1,322	$ 279	$ 14,125	$ 11,630	$ 29,013	$ 56,369

(a) Excludes future policy benefits for participating contracts, DPL, additional liabilities, Accident and Health, Group Benefits and Other Operations representing $11.0 billion of liability for future policy benefits. *See transition tables below for DPL and additional liabilities.*

(b) Represents Life and Retirement legacy insurance lines ceded to Fortitude Re.

Adjustments for the reclassification between the liability for future policy benefits and deferred profit liability represent changes in the net premium ratios that are less than 100 percent at transition for certain limited pay cohorts, resulting in a reclassification between the two liabilities, with no impact on Retained earnings.

Adjustments for change in cash flow assumptions represents revised net premium ratios in excess of 100 percent for certain cohorts at transition, with an offset to Retained earnings.

The effect of the remeasurement at the current single A rate is reported at the Transition Date and each subsequent balance sheet date, with an offset in AOCI.

Prior to adoption, loss recognition for traditional products was adjusted for the effect of unrealized gains on fixed maturity securities available for sale. At the Transition Date, these adjustments were removed with a corresponding offset in AOCI.

The following tables present the balances and changes in the liability for future policy benefits and a reconciliation of the net liability for future policy benefits to the liability for future policy benefits in the Consolidated Balance Sheets:

Year Ended December 31, 2023 (in millions, except for liability durations)	General Insurance	Individual Retirement	Group Retirement	Life Insurance	Institutional Markets	Other[f]	Total
Present value of expected net premiums							
Balance, beginning of year	$ 1,929	$ —	$ —	$ 11,654	$ —	$ 991	$ 14,574
Effect of changes in discount rate assumptions (AOCI)	262	—	—	1,872	—	66	2,200
Beginning balance at original discount rate	2,191	—	—	13,526	—	1,057	16,774
Effect of changes in cash flow assumptions	(2)	—	—	34	—	21	53
Effect of actual variances from expected experience	(16)	—	—	62	—	20	66
Adjusted beginning of year balance	2,173	—	—	13,622	—	1,098	16,893
Issuances	122	—	—	1,277	—	—	1,399
Interest accrual	43	—	—	437	—	46	526
Net premium collected	(283)	—	—	(1,464)	—	(118)	(1,865)
Foreign exchange impact	(14)	—	—	265	—	—	251
Other	—	—	—	11	—	(9)	2
Ending balance at original discount rate	2,041	—	—	14,148	—	1,017	17,206
Effect of changes in discount rate assumptions (AOCI)	(339)	—	—	(1,482)	—	(44)	(1,865)
Reclassified to Liabilities held for sale	—	—	—	(4,287)	—	—	(4,287)
Balance, end of year	$ 1,702	$ —	$ —	$ 8,379	$ —	$ 973	$ 11,054
Present value of expected future policy benefits							
Balance, beginning of year	$ 2,380	$ 1,223	$ 211	$ 21,179	$ 12,464	$ 20,429	$ 57,886
Effect of changes in discount rate assumptions (AOCI)	362	167	2	3,424	2,634	1,083	7,672
Beginning balance at original discount rate	2,742	1,390	213	24,603	15,098	21,512	65,558
Effect of changes in cash flow assumptions[a]	(13)	—	—	62	—	76	125
Effect of actual variances from expected experience[a]	(18)	(5)	(2)	122	15	—	112
Adjusted beginning of year balance	2,711	1,385	211	24,787	15,113	21,588	65,795
Issuances	130	173	18	1,266	5,339	4	6,930
Interest accrual	52	55	11	908	664	1,026	2,716
Benefit payments	(276)	(128)	(26)	(1,921)	(1,087)	(1,503)	(4,941)
Foreign exchange impact	(27)	—	—	345	359	—	677
Other	—	—	—	10	—	(24)	(14)
Ending balance at original discount rate	2,590	1,485	214	25,395	20,388	21,091	71,163
Effect of changes in discount rate assumptions (AOCI)	(441)	(132)	3	(2,745)	(1,906)	(437)	(5,658)
Reclassified to Liabilities held for sale	—	—	—	(5,119)	—	—	(5,119)
Balance, end of year	$ 2,149	$ 1,353	$ 217	$ 17,531	$ 18,482	$ 20,654	$ 60,386
Net liability for future policy benefits, end of year	$ 447	$ 1,353	$ 217	$ 9,152	$ 18,482	$ 19,681	$ 49,332
Liability for future policy benefits for certain participating contracts							1,313
Liability for universal life policies with secondary guarantees and similar features[b]							3,786
Deferred profit liability							2,512
Other reconciling items[c]							1,633
Future policy benefits for life and accident and health insurance contracts							58,576
Less: Reinsurance recoverable							(23,571)
Net liability for future policy benefits after reinsurance recoverable							$ 35,005
Weighted average liability duration of the liability for future policy benefits[d][e]	9.3	7.8	6.8	12.8	12.1	11.5	

Year Ended December 31, 2022 (in millions, except for liability durations)	Individual Retirement	Group Retirement	Life Insurance	Institutional Markets	Other[f]	Total
Present value of expected net premiums						
Balance, beginning of year	$ —	$ —	$ 14,369	$ —	$ 1,274	$ 15,643
Effect of changes in discount rate assumptions (AOCI)	—	—	(706)	—	(150)	(856)
Beginning balance at original discount rate	—	—	13,663	—	1,124	14,787
Effect of changes in cash flow assumptions	—	—	123	—	—	123
Effect of actual variances from expected experience	—	—	(79)	—	7	(72)
Adjusted beginning of year balance	—	—	13,707	—	1,131	14,838
Issuances	—	—	1,358	—	—	1,358
Interest accrual	—	—	397	—	48	445
Net premium collected	—	—	(1,418)	—	(123)	(1,541)
Foreign exchange impact	—	—	(517)	—	—	(517)
Other	—	—	(1)	—	1	—
Ending balance at original discount rate	—	—	13,526	—	1,057	14,583
Effect of changes in discount rate assumptions (AOCI)	—	—	(1,872)	—	(66)	(1,938)
Balance, end of year	$ —	$ —	$ 11,654	$ —	$ 991	$ 12,645
Present value of expected future policy benefits						
Balance, beginning of year	$ 1,373	$ 264	$ 27,442	$ 13,890	$ 27,674	$ 70,643
Effect of changes in discount rate assumptions (AOCI)	(95)	(46)	(2,717)	(870)	(5,673)	(9,401)
Beginning balance at original discount rate	1,278	218	24,725	13,020	22,001	61,242
Effect of changes in cash flow assumptions[a]	—	—	140	(6)	—	134
Effect of actual variances from expected experience[a]	(30)	(2)	(94)	3	1	(122)
Adjusted beginning of year balance	1,248	216	24,771	13,017	22,002	61,254
Issuances	216	12	1,374	2,782	9	4,393
Interest accrual	42	10	876	459	1,233	2,620
Benefit payments	(116)	(26)	(1,757)	(821)	(1,483)	(4,203)
Foreign exchange impact	—	—	(657)	(339)	—	(996)
Other	—	1	(4)	—	(249)	(252)
Ending balance at original discount rate	1,390	213	24,603	15,098	21,512	62,816
Effect of changes in discount rate assumptions (AOCI)	(167)	(2)	(3,424)	(2,634)	(1,083)	(7,310)
Balance, end of year	$ 1,223	$ 211	$ 21,179	$ 12,464	$ 20,429	$ 55,506
Net liability for future policy benefits, end of year	$ 1,223	$ 211	$ 9,525	$ 12,464	$ 19,438	$ 42,861
Liability for future policy benefits for certain participating contracts						1,352
Liability for universal life policies with secondary guarantees and similar features[b]						3,355
Deferred profit liability						2,303
Other reconciling items[c]						2,043
Future policy benefits for life and accident and health insurance contracts						51,914
Less: Reinsurance recoverable						(24,078)
Net liability for future policy benefits after reinsurance recoverable						$ 27,836
Weighted average liability duration of the liability for future policy benefits[d]	7.6	6.9	12.2	10.8	11.4	

Year Ended December 31, 2021 (in millions, except for liability durations)	Individual Retirement	Group Retirement	Life Insurance	Institutional Markets	Other[f]	Total
Present value of expected net premiums						
Balance, beginning of year	$ —	$ —	$ 13,793	$ —	$ 1,506	$ 15,299
Effect of changes in discount rate assumptions (AOCI)	—	—	(1,374)	—	(249)	(1,623)
Beginning balance at original discount rate	—	—	12,419	—	1,257	13,676
Effect of changes in cash flow assumptions	—	—	164	—	(72)	92
Effect of actual variances from expected experience	—	—	371	—	14	385
Adjusted beginning of year balance	—	—	12,954	—	1,199	14,153
Issuances	—	—	1,727	—	—	1,727
Interest accrual	—	—	392	—	54	446
Net premium collected	—	—	(1,364)	—	(129)	(1,493)
Foreign exchange impact	—	—	(46)	—	—	(46)
Other	—	—	—	—	—	—
Ending balance at original discount rate	—	—	13,663	—	1,124	14,787
Effect of changes in discount rate assumptions (AOCI)	—	—	706	—	150	856
Balance, end of year	$ —	$ —	$ 14,369	$ —	$ 1,274	$ 15,643
Present value of expected future policy benefits						
Balance, beginning of year	$ 1,322	$ 279	$ 27,918	$ 11,630	$ 30,519	$ 71,668
Effect of changes in discount rate assumptions (AOCI)	(156)	(63)	(4,351)	(1,654)	(7,862)	(14,086)
Beginning balance at original discount rate	1,166	216	23,567	9,976	22,657	57,582
Effect of changes in cash flow assumptions[a]	—	—	193	—	(83)	110
Effect of actual variances from expected experience[a]	1	(1)	413	(3)	(121)	289
Adjusted beginning of year balance	1,167	215	24,173	9,973	22,453	57,981
Issuances	172	21	1,713	3,366	15	5,287
Interest accrual	41	11	876	380	1,085	2,393
Benefit payments	(101)	(28)	(1,981)	(696)	(1,530)	(4,336)
Foreign exchange impact	—	—	(60)	(3)	—	(63)
Other	(1)	(1)	4	—	(22)	(20)
Ending balance at original discount rate	1,278	218	24,725	13,020	22,001	61,242
Effect of changes in discount rate assumptions (AOCI)	95	46	2,717	870	5,673	9,401
Balance, end of year	$ 1,373	$ 264	$ 27,442	$ 13,890	$ 27,674	$ 70,643
Net liability for future policy benefits, end of year	$ 1,373	$ 264	$ 13,073	$ 13,890	$ 26,400	$ 55,000
Liability for future policy benefits for certain participating contracts						1,397
Liability for universal life policies with secondary guarantees and similar features[b]						5,007
Deferred profit liability						2,236
Other reconciling items[c]						2,759
Future policy benefits for life and accident and health insurance contracts						66,399
Less: Reinsurance recoverable						(32,586)
Net liability for future policy benefits after reinsurance recoverable						$ 33,813
Weighted average liability duration of the liability for future policy benefits[d]	8.6	7.8	14.4	13.0	13.7	

(a) Effect of changes in cash flow assumptions and variances from actual experience are partially offset by changes in the deferred profit liability.

(b) Additional details can be found in the table that presents the balances and changes in the liability for universal life policies with secondary guarantees and similar features.

(c) Other reconciling items primarily include the Accident and Health as well as Group Benefits (short-duration) contracts.

(d) The weighted average liability durations are calculated as the modified duration using projected future net liability cash flows that are aggregated at the segment level, utilizing the segment level weighted average interest rates and current discount rate, which can be found in the table below.

(e) Includes balances that were reclassified to Liabilities held for sale in the Consolidated Balance sheets. *For additional information, see Note 4.*

(f) Represents Life and Retirement legacy insurance lines ceded to Fortitude Re.

For the years ended December 31, 2023, 2022 and 2021 in the traditional and term life insurance block, capping of net premium ratios at 100 percent caused a (credit)/charge to net income of $(1) million, $26 million and $15 million, respectively. The discount rate was updated based on market observable information. Relative to the prior period, the increase in upper-medium-grade fixed income yields resulted in a decrease in the liability for future policy benefits.

The following table presents the amount of undiscounted expected future benefit payments and undiscounted and discounted expected gross premiums for future policy benefits for nonparticipating contracts:

Years Ended December 31,					
(in millions)		2023	2022	2021
General Insurance[a]	Undiscounted expected future benefits and expense	$ 3,194	$ 3,325	$ 3,677
	Undiscounted expected future gross premiums	4,403	4,558	4,899
Individual Retirement	Undiscounted expected future benefits and expense	$ 2,131	$ 1,959	$ 1,747
	Undiscounted expected future gross premiums	—	—	—
Group Retirement	Undiscounted expected future benefits and expense	$ 313	$ 321	$ 328
	Undiscounted expected future gross premiums	—	—	—
Life Insurance[b]	Undiscounted expected future benefits and expense	$ 40,489	$ 38,909	$ 38,869
	Undiscounted expected future gross premiums	30,458	29,035	29,272
Institutional Markets	Undiscounted expected future benefits and expense	$ 38,253	$ 25,066	$ 20,839
	Undiscounted expected future gross premiums	—	—	—
Other[c]	Undiscounted expected future benefits and expense	$ 43,071	$ 44,530	$ 46,038
	Undiscounted expected future gross premiums	2,146	2,262	2,437

(a) General Insurance discounted expected future gross premiums (at current discount rate) for 2023 were $3.0 billion.

(b) Includes balances reclassified to Liabilities held for sale at December 31, 2023. Life Insurance discounted expected future gross premiums (at current discount rate) for 2023 were $20.2 billion.

(c) Represents Life and Retirement legacy insurance lines ceded to Fortitude Re. Other discounted expected future gross premiums (at current discount rate) for 2023 were $1.4 billion.

The following table presents the amount of revenue and interest recognized in the Consolidated Statements of Income (Loss) for future policy benefits for nonparticipating contracts:

Years Ended December 31,	Gross Premiums			Interest Accretion		
(in millions)	2023	2022	2021	2023	2022	2021
General Insurance	$ 477	$ 487	$ 547	$ 9	$ 8	$ 7
Individual Retirement	202	224	186	55	42	41
Group Retirement	19	19	21	11	10	11
Life Insurance	2,393	2,342	2,319	471	479	484
Institutional Markets	5,638	2,940	3,818	664	459	380
Other*	215	224	236	980	1,185	1,031
Total	$ 8,944	$ 6,236	$ 7,127	$ 2,190	$ 2,183	$ 1,954

* Represents Life and Retirement legacy insurance lines ceded to Fortitude Re.

The following table presents the weighted-average interest rate for future policy benefits for nonparticipating contracts:

Year Ended December 31, 2023	General Insurance	Individual Retirement	Group Retirement	Life Insurance	Institutional Markets	Other[b]
Weighted-average interest rate, original discount rate[a]	1.82 %	3.75 %	5.15 %	4.10 %	4.14 %	4.86 %
Weighted-average interest rate, current discount rate[a]	3.78 %	5.04 %	5.02 %	5.04 %	4.96 %	5.08 %
Year Ended December 31, 2022						
Weighted-average interest rate, original discount rate	1.77 %	3.58 %	5.17 %	4.08 %	3.56 %	4.88 %
Weighted-average interest rate, current discount rate	3.21 %	5.32 %	5.30 %	5.33 %	5.30 %	5.36 %
Year Ended December 31, 2021						
Weighted-average interest rate, original discount rate	1.61 %	3.23 %	4.96 %	4.11 %	3.22 %	4.83 %
Weighted-average interest rate, current discount rate	3.27 %	2.75 %	2.68 %	2.85 %	2.71 %	3.08 %

(a) Weighted-average interest rates for Life Insurance include balances that have been reclassified to Liabilities held-for-sale at December 31, 2023.

(b) Represents Life and Retirement legacy insurance lines ceded to Fortitude Re.

The weighted average interest rates are calculated using projected future net liability cash flows that are aggregated to the segment level, and are represented as an annual rate.

Actuarial Assumption Updates for Liability for Future Policy Benefits

In 2023, the life insurance companies recognized an unfavorable impact to net income due to other refinements on life products offset in part by mortality assumption updates. In 2022, the life insurance companies recognized a favorable impact to net income (mostly offset by corresponding DPL adjustment) due to updates to mortality and retirement assumptions on certain pension risk transfer products. In 2021, the life insurance companies recognized an unfavorable impact to net income mainly due to updated mortality on traditional life products.

Deferred Profit Liability: The Company issues certain annuity and life insurance contracts where premiums are paid up-front or for a shorter period than benefits will be paid (i.e., limited pay contracts). A DPL is required to be established to avoid recognition of gains when these contracts are issued. DPLs are amortized over the life of the contracts to align the revenue recognized with the related benefit expenses. The DPL is amortized in a constant relationship to the amount of discounted insurance in force for life insurance or expected future benefit payments for annuity contracts over the term of the contract.

The difference between the gross premium received and recorded as revenue and the net premium is deferred and recognized in policyholder benefits in a constant relationship to insurance in-force, or for annuities, the amount of expected future policy benefits. This deferred profit liability accretes interest and is recorded in the Consolidated Balance Sheets in Future policy benefits. Cash flow assumptions included in the measurement of the DPL are the same as those utilized in the respective LFPBs and are reviewed at least annually. The cash flow estimates for DPLs are updated on a retrospective catch-up basis at the same time as the cash flow estimates for the related LFPBs. The updated LFPB cash flows are used to recalculate the DPL at the inception of the applicable related LFPB cohort. The difference between the recalculated DPL at the beginning of the current reporting period and the carrying amount of the DPL at the current reporting period is recognized as a gain or loss in Policyholder benefits and losses incurred in the Consolidated Statements of Income (Loss).

The following table presents the transition rollforward for deferred profit liability for long-duration contracts*:

(in millions)	Individual Retirement		Group Retirement		Life Insurance		Institutional Markets		Other*		Total	
Pre-adoption December 31, 2020 deferred profit liability balance	$	2	$	—	$	5	$	64	$	—	$	71
Adjustments for the reclassification from/(to) the liability for the future policy benefits		65		8		—		766		859		1,698
Post-adoption January 1, 2021 deferred profit liability balance	$	67	$	8	$	5	$	830	$	859	$	1,769

* Represents Life and Retirement legacy insurance lines ceded to Fortitude Re.

Adjustments for the reclassification between the liability for future policy benefits and deferred profit liability represent changes in the net premium ratios that are less than 100 percent at transition for certain limited pay cohorts, resulting in a reclassification between the two liabilities, with no impact on Retained earnings.

Additional Liabilities: For universal-life type products, insurance benefits in excess of the account balance are generally recognized as expenses in the period incurred unless the design of the product is such that future charges are insufficient to cover the benefits, in which case an "additional liability" is accrued over the life of the contract. These additional liabilities are included in Future policy benefits for life and accident and health insurance contracts in the Consolidated Balance Sheets. Prior to the adoption of the standard, our additional liabilities consisted primarily of guaranteed minimum death benefits (GMDBs) on annuities, as well as universal-life contracts with secondary guarantees. Subsequent to the adoption of this standard, the GMDBs have been reclassified and reported as MRBs, while the universal-life contracts with secondary guarantees continue to be reported as additional liabilities.

The following table presents the transition rollforward of the additional liabilities:

(in millions)	Individual Retirement		Group Retirement		Life Insurance		Institutional Markets		Other[c]		Total	
Pre-adoption December 31, 2020 additional liabilities	$	1,423	$	221	$	5,117	$	—	$	55	$	6,816
Adjustment for the reclassification of additional liabilities from Future policy benefits to Market risk benefits[a]		(907)		(132)		—		—		—		(1,039)
Adjustment for removal of related balances in Accumulated other comprehensive income (loss) originating from unrealized gains (losses)[b]		(516)		(89)		—		—		—		(605)
Post-adoption January 1, 2021 additional liabilities	$	—	$	—	$	5,117	$	—	$	55	$	5,172

(a) Adjustments for the reclassification of additional liabilities from Future policy benefits to MRBs represent contract guarantees (e.g., GMDBs) that were previously classified as insurance liabilities within Future policy benefits, but have been reclassified as MRBs as of January 1, 2021. *For additional information on the transition impacts associated with LDTI, see Note 15.*

(b) Adjustments for the removal of related balances in Accumulated other comprehensive income (loss) originating from unrealized gains (losses) relate to the additional liabilities reclassified from Future policy benefits in the line above.

(c) Represents Life and Retirement legacy insurance lines ceded to Fortitude Re.

Our additional liabilities primarily consist of universal life policies with secondary guarantees and these additional liabilities are recognized in addition to the Policyholder account balances. For universal life policies with secondary guarantees, as well as other universal life policies for which profits followed by losses are expected at contract inception, a liability is recognized based on a benefit ratio of (a) the present value of total expected payments, in excess of the account value, over the life of the contract, divided by (b) the present value of total expected assessments over the life of the contract. For universal life policies without secondary guarantees, for which profits followed by losses are first expected after contract inception, we establish a liability, in addition to policyholder account balances, so that expected future losses are recognized in proportion to the emergence of profits in the earlier (profitable) years. Universal life account balances are reported within Policyholder contract deposits, while these additional liabilities are reported within the liability for future policy benefits in the Consolidated Balance Sheets. These additional liabilities are also adjusted to reflect the effect of unrealized gains or losses on fixed maturity securities available for sale on accumulated assessments, with related changes recognized through OCI. The policyholder behavior assumptions for these liabilities include mortality, lapses and premium persistency. The capital market assumptions used for the liability for universal life secondary guarantees include discount rates and net earned rates.

The following table presents the balances and changes in the liability for universal life policies with secondary guarantees and similar features:

Years Ended December 31,	2023			2022			2021		
(in millions, except duration of liability)	Life Insurance	Other[b]	Total	Life Insurance	Other[b]	Total	Life Insurance	Other[b]	Total
Balance, beginning of year	$ 3,300	$ 55	$ 3,355	$ 4,952	$ 55	$ 5,007	$ 5,117	$ 55	$ 5,172
Effect of changes in assumptions	(41)	—	(41)	(24)	—	(24)	(116)	—	(116)
Effect of changes in experience	319	(4)	315	303	(4)	299	331	(4)	327
Adjusted beginning balance	3,578	51	3,629	5,231	51	5,282	5,332	51	5,383
Assessments	671	2	673	687	2	689	669	2	671
Excess benefits paid	(943)	—	(943)	(909)	—	(909)	(859)	—	(859)
Interest accrual	132	2	134	126	2	128	136	2	138
Other	(9)	—	(9)	(11)	—	(11)	24	—	24
Changes related to unrealized appreciation (depreciation) of investments	302	—	302	(1,824)	—	(1,824)	(350)	—	(350)
Balance, end of year	3,731	55	3,786	3,300	55	3,355	4,952	55	5,007
Less: Reinsurance recoverable	(164)	—	(164)	(191)	—	(191)	(200)	—	(200)
Balance, end of year, net of Reinsurance recoverable	$ 3,567	$ 55	$ 3,622	$ 3,109	$ 55	$ 3,164	$ 4,752	$ 55	$ 4,807
Weighted average duration of liability[a]	25.4	9.2		26.3	9.5		27.1	9.8	

(a) The weighted average duration of liabilities is calculated as the modified duration using projected future net liability cash flows that are aggregated at the segment level, utilizing the segment level weighted average interest rates, which can be found in the table below.

(b) Represents Life and Retirement legacy insurance lines ceded to Fortitude Re.

The following table presents the amount of revenue and interest recognized in the Consolidated Statements of Income (Loss) for the liability for universal life policies with secondary guarantees and similar features:

Years Ended December 31,	Gross Assessments			Interest Accretion		
(in millions)	2023	2022	2021	2023	2022	2021
Life Insurance	$ 1,109	$ 1,193	$ 1,187	$ 132	$ 126	$ 136
Other*	37	39	39	2	2	2
Total	$ 1,146	$ 1,232	$ 1,226	$ 134	$ 128	$ 138

* Represents Life and Retirement legacy insurance lines ceded to Fortitude Re.

The following table presents the calculation of weighted average interest rate for the liability for universal life policies with secondary guarantees and similar features:

Years Ended December 31,	2023		2022		2021	
	Life Insurance	Other*	Life Insurance	Other*	Life Insurance	Other*
Weighted-average interest rate	3.92 %	4.20 %	3.76 %	4.24 %	3.74 %	4.21 %

* Represents Life and Retirement legacy insurance lines ceded to Fortitude Re.

The weighted average interest rates are calculated using projected future net liability cash flows that are aggregated to the segment level, and are represented as an annual rate.

The following table presents details concerning our universal life policies with secondary guarantees and similar features:

Years Ended December 31,		
(dollars in millions)	**2023**	2022
Account value	$ **3,721**	$ 3,514
Net amount at risk	$ **72,422**	$ 69,335
Average attained age of contract holders	**53**	53

Actuarial Assumption Updates for Liability for Universal Life Policies With Secondary Guarantees And Similar Features

In 2023, the life insurance companies recognized a favorable impact to net income due to updates to the portfolio yield assumption and refinements to the modeling for universal life with secondary guarantees and similar features, partially offset by updated premium assumptions. In 2022, the life insurance companies recognized a favorable impact to net income due to modeling refinements to reflect actual versus expected asset data related to calls and capital gains. In 2021, the life insurance companies recognized a favorable impact to net income primarily due to the update in the reserving methodology, partially offset by assumption updates to mortality.

POLICYHOLDER CONTRACT DEPOSITS

The liability for Policyholder contract deposits is primarily recorded at accumulated value (deposits received and net transfers from separate accounts, plus accrued interest credited, less withdrawals and assessed fees). Deposits collected on investment-oriented products are not reflected as revenues. They are recorded directly to Policyholder contract deposits upon receipt. Amounts assessed against the contract holders for mortality, administrative, and other services are included as Policy fees in revenues.

In addition to liabilities for universal life, fixed annuities, fixed options within variable annuities, annuities without life contingencies, funding agreements and GICs, policyholder contract deposits also include our liability for (i) index features accounted for as embedded derivatives at fair value, (ii) annuities issued in a structured settlement arrangement with no life contingency and (iii) certain contracts we have elected to account for at fair value. Changes in the fair value of the embedded derivatives related to policy index features and the fair value of derivatives hedging these liabilities are recognized in realized gains and losses.

For additional information on index credits accounted for as embedded derivatives, see Note 5.

Under a funding agreement-backed notes issuance program, an unaffiliated, non-consolidated statutory trust issues medium-term notes to investors, which are secured by funding agreements issued to the trust by one of our Life and Retirement companies through our Institutional Markets business.

The following table presents the transition rollforward of Policyholder contract deposits account balances[a]:

(in millions)	Individual Retirement	Group Retirement	Life Insurance	Institutional Markets	Other[b]	Total
Pre-adoption December 31, 2020 Policyholder contract deposits	$ 84,874	$ 43,805	$ 10,286	$ 11,559	$ 4,145	$154,669
Adjustment for the reclassification of the embedded derivative liability to market risk benefits, net of the host adjustment(s)	(5,671)	(576)	—	—	—	(6,247)
Post-adoption January 1, 2021 Policyholder contract deposits	$ 79,203	$ 43,229	$ 10,286	$ 11,559	$ 4,145	$148,422

(a) Excludes Other Operations of $(199) million.

(b) Represents Life and Retirement legacy insurance lines ceded to Fortitude Re.

The following table presents the balances and changes in Policyholder contract deposits account balances[a]:

Year Ended December 31, 2023 *(in millions, except for average crediting rate)*	Individual Retirement	Group Retirement	Life Insurance	Institutional Markets	Other[d]	Total
Policyholder contract deposits account balance, beginning of year	$ 89,554	$ 43,395	$ 10,224	$ 11,734	$ 3,587	$ 158,494
Deposits	18,188	5,352	1,632	3,813	44	29,029
Policy charges	(840)	(477)	(1,524)	(67)	(64)	(2,972)
Surrenders and withdrawals	(14,025)	(8,310)	(256)	(722)	(93)	(23,406)
Benefit payments	(3,770)	(2,518)	(281)	(2,405)	(300)	(9,274)
Net transfers from (to) separate account	3,617	2,705	3	792	—	7,117
Interest credited	2,188	1,141	413	507	168	4,417
Other	(16)	11	20	(3)	(9)	3
Policyholder contract deposits account balance, end of year	94,896	41,299	10,231	13,649	3,333	163,408
Other reconciling items[b]	(1,429)	(230)	208	93	(71)	(1,429)
Policyholder contract deposits	$ 93,467	$ 41,069	$ 10,439	$ 13,742	$ 3,262	$ 161,979
Weighted average crediting rate	2.68 %	2.91 %	4.41 %	4.08 %	4.99 %	
Cash surrender value[c]	$ 88,685	$ 40,210	$ 9,026	$ 2,583	$ 1,712	$ 142,216

Year Ended December 31, 2022 *(in millions, except for average crediting rate)*	Individual Retirement	Group Retirement	Life Insurance	Institutional Markets	Other[d]	Total
Policyholder contract deposits account balance, beginning of year	$ 84,097	$ 43,902	$ 10,183	$ 10,804	$ 3,823	$ 152,809
Deposits	15,186	4,946	1,674	1,494	48	23,348
Policy charges	(870)	(462)	(1,570)	(69)	(65)	(3,036)
Surrenders and withdrawals	(8,921)	(5,712)	(211)	(134)	(64)	(15,042)
Benefit payments	(3,798)	(2,528)	(216)	(775)	(349)	(7,666)
Net transfers from (to) separate account	2,248	2,149	(5)	144	—	4,536
Interest credited	1,608	1,100	377	301	178	3,564
Other	4	—	(8)	(31)	16	(19)
Policyholder contract deposits account balance, end of year	89,554	43,395	10,224	11,734	3,587	158,494
Other reconciling items[b]	(2,136)	(319)	34	(16)	(73)	(2,510)
Policyholder contract deposits	$ 87,418	$ 43,076	$ 10,258	$ 11,718	$ 3,514	$ 155,984
Weighted average crediting rate	2.43 %	2.77 %	4.29 %	2.71 %	4.91 %	
Cash surrender value[c]	$ 83,278	$ 41,831	$ 8,866	$ 2,537	$ 1,808	$ 138,320

Year Ended December 31, 2021 *(in millions, except for average crediting rate)*	Individual Retirement	Group Retirement	Life Insurance	Institutional Markets	Other[d]	Total
Policyholder contract deposits account balance, beginning of year	$ 80,012	$ 43,406	$ 10,012	$ 11,351	$ 4,143	$ 148,924
Deposits	13,774	5,146	1,702	1,272	53	21,947
Policy charges	(781)	(523)	(1,567)	(65)	(69)	(3,005)
Surrenders and withdrawals	(8,863)	(5,795)	(212)	(91)	(76)	(15,037)
Benefit payments	(4,031)	(2,329)	(245)	(1,948)	(374)	(8,927)
Net transfers from (to) separate account	1,531	2,750	(2)	61	—	4,340
Interest credited	2,444	1,249	447	263	191	4,594
Other	11	(2)	48	(39)	(45)	(27)
Policyholder contract deposits account balance, end of year	84,097	43,902	10,183	10,804	3,823	152,809
Other reconciling items[b]	(1,289)	(259)	117	165	(157)	(1,423)
Policyholder contract deposits	$ 82,808	$ 43,643	$ 10,300	$ 10,969	$ 3,666	$ 151,386
Weighted average crediting rate	2.42	2.79	4.28	2.41	4.92	
Cash surrender value[c]	$ 79,787	$ 43,359	$ 8,826	$ 2,520	$ 1,880	$ 136,372

(a) Transactions between the general account and the separate account are presented in this table on a gross basis (e.g., a policyholder's funds are initially deposited into the general account and then simultaneously transferred to the separate account), thus, did not impact the ending balance of policyholder contract deposits.

(b) Includes MRBs that are bifurcated and reported separately, net of embedded derivatives recorded in Policyholder contract deposits. Other also includes amounts related to Other Operations of $(71) million, $(75) million and $(158) million at December 31, 2023, 2022 and 2021, respectively.

(c) Cash surrender value is related to the portion of policyholder contract deposits that have a defined cash surrender value (e.g. GICs, do not have a cash surrender value).

(d) Primarily represents Life and Retirement legacy insurance lines ceded to Fortitude Re.

For information related to net amount at risk, see Note 14.

The following table presents Policyholder contract deposits account balance by range of guaranteed minimum crediting rates and the related range of difference, in basis points, between rates being credited to policyholders and the respective guaranteed minimums:

December 31, 2023 *(in millions, except percentage of total)*		At Guaranteed Minimum		1 Basis Point - 50 Basis Points Above		More than 50 Basis Points Above Minimum Guarantee		Total	
Individual Retirement	**Range of Guaranteed Minimum Credited Rate**								
	<=1%	$	6,498	$	2,078	$	26,873	$	35,449
	> 1% - 2%		3,749		22		1,771		5,542
	> 2% - 3%		8,046		11		972		9,029
	> 3% - 4%		6,610		37		5		6,652
	> 4% - 5%		426		—		4		430
	> 5%		32		—		3		35
	Total	$	25,361	$	2,148	$	29,628	$	57,137
Group Retirement	**Range of Guaranteed Minimum Credited Rate**								
	<=1%	$	2,185	$	2,344	$	6,830	$	11,359
	> 1% - 2%		3,731		1,242		671		5,644
	> 2% - 3%		12,073		211		110		12,394
	> 3% - 4%		615		—		—		615
	> 4% - 5%		6,635		—		—		6,635
	> 5%		144		—		—		144
	Total	$	25,383	$	3,797	$	7,611	$	36,791
Life Insurance	**Range of Guaranteed Minimum Credited Rate**								
	<=1%	$	—	$	—	$	—	$	—
	> 1% - 2%		—		132		346		478
	> 2% - 3%		9		855		1,082		1,946
	> 3% - 4%		1,170		496		26		1,692
	> 4% - 5%		2,851		—		—		2,851
	> 5%		216		—		—		216
	Total	$	4,246	$	1,483	$	1,454	$	7,183
Total*		$	54,990	$	7,428	$	38,693	$	101,111
Percentage of total			55 %		7 %		38 %		100 %

December 31, 2022 (in millions, except percentage of total)		At Guaranteed Minimum		1 Basis Point - 50 Basis Points Above		More than 50 Basis Points Above Minimum Guarantee		Total
Individual Retirement	**Range of Guaranteed Minimum Credited Rate**							
	<=1%	$ 8,766	$	2,161	$	21,702	$	32,629
	> 1% - 2%	4,208		24		2,195		6,427
	> 2% - 3%	9,502		—		17		9,519
	> 3% - 4%	7,630		40		6		7,676
	> 4% - 5%	456		—		5		461
	> 5%	33		—		4		37
	Total	$ 30,595	$	2,225	$	23,929	$	56,749
Group Retirement	**Range of Guaranteed Minimum Credited Rate**							
	<=1%	$ 3,611	$	1,427	$	5,609	$	10,647
	> 1% - 2%	5,628		727		150		6,505
	> 2% - 3%	13,968		3		—		13,971
	> 3% - 4%	666		—		—		666
	> 4% - 5%	6,843		—		—		6,843
	> 5%	154		—		—		154
	Total	$ 30,870	$	2,157	$	5,759	$	38,786
Life Insurance	**Range of Guaranteed Minimum Credited Rate**							
	<=1%	$ —	$	—	$	—	$	—
	> 1% - 2%	1		129		352		482
	> 2% - 3%	32		831		1,116		1,979
	> 3% - 4%	1,369		180		195		1,744
	> 4% - 5%	2,974		—		—		2,974
	> 5%	223		—		—		223
	Total	$ 4,599	$	1,140	$	1,663	$	7,402
Total*		$ 66,064	$	5,522	$	31,351	$	102,937
Percentage of total		65 %		5 %		30 %		100 %

* Excludes policyholder contract deposits account balances that are not subject to guaranteed minimum crediting rates.

Funding Agreements

Under a funding agreement-backed notes issuance program, an unaffiliated, non-consolidated statutory trust issues medium-term notes to investors, which are secured by funding agreements issued to the trust by one of our Life and Retirement companies.

The United States Life Insurance Company in the City of New York is a member of the FHLB of New York, while The Variable Annuity Life Insurance Company and American General Life Insurance Company are members of the FHLB of Dallas. Membership with both FHLBs provides us with collateralized borrowing opportunities, primarily as an additional source of liquidity or for other uses deemed appropriate by management, e.g., earning a spread on deposits. Our ownership in the FHLB stock is reported in Other invested assets within the Consolidated Balance Sheets. Pursuant to the membership terms, our Life and Retirement companies elected to pledge such stock to the FHLB as collateral for our obligations under agreements with the FHLB.

Our Life and Retirement companies' net borrowing capacity under such facilities with FHLB of Dallas and FHLB of New York as of December 31, 2023 is $3.7 billion. As of December 31, 2023, we pledged $8.7 billion as collateral to the FHLB, including assets backing funding agreements.

The life insurance companies issued the following funding agreements to the FHLB of Dallas and FHLB of New York; these obligations are reported in Policyholder contract deposits in the Consolidated Balance Sheets:

The following table presents details concerning our funding agreements as of December 31, 2023:

December 31, 2023 (in millions)	Gross Amounts		Payments due by period							Stated Interest rates
			2024		2025-2026		2027-2028		Thereafter	
FHLB Facility										
FHLB of Dallas	$ 3,357	$	52	$	254	$	3,051	$	—	DNA Auction* + 22 to 30 bps
FHLB of Dallas	2,027		—		—		1,506		521	3.53% to 4.77%
FHLB of New York	241		94		147		—		—	1.52% to 2.70%
	$ 5,625	$	146	$	401	$	4,557	$	521	

* Discount Note Advance (DNA) Auction is based on either a 4-Week or 3-Month tenor, depending on contractual terms of each borrowing.

OTHER POLICYHOLDER FUNDS

Other policyholder funds include URR, consisting of front-end loads on investment-oriented contracts, representing those policy loads that are non-level and typically higher in initial policy years than in later policy years. Amortization of URR is recorded in Policy fees.

URR for investment-oriented contracts are generally deferred and amortized into income using the same assumptions and factors used to amortize DAC (i.e., on a constant level basis). Changes in future assumptions are applied by adjusting the amortization rate prospectively. The Company has elected to implicitly account for actual experience, whether favorable or unfavorable, in its amortization of URR (i.e., policy fees) each period.

Other policyholder funds also include provisions for future dividends to participating policyholders, accrued in accordance with all applicable regulatory or contractual provisions. Participating life business represented approximately 0.5 percent and 0.7 percent of gross insurance in force at December 31, 2023 and December 31, 2022, respectively and 0.9 percent, 1.3 percent and 1.7 percent of gross premiums and other considerations in 2023, 2022 and 2021 respectively. The amount of annual dividends to be paid is approved locally by the Corebridge Boards of Directors. Provisions for future dividend payments are computed by jurisdiction, reflecting local regulations. The portions of current and prior net income and of current unrealized appreciation of investments that can inure to our benefit are restricted in some cases by the insurance contracts and by the local insurance regulations of the jurisdictions in which the policies are in force.

Certain products are subject to experience adjustments. These include group life and group medical products, credit life contracts, accident and health insurance contracts/riders attached to life policies and, to a limited extent, reinsurance agreements with other direct insurers. Ultimate premiums from these contracts are estimated and recognized as revenue with the unearned portions of the premiums recorded as liabilities in Other policyholder funds. Experience adjustments vary according to the type of contract and the territory in which the policy is in force and are subject to local regulatory guidance.

The following table presents the transition rollforward of URR:

(in millions)		Life Insurance		Institutional Markets		Other*		Total
Pre-adoption December 31, 2020 URR balance	$	1,413	$	2	$	132	$	1,547
Adjustment for the removal of related balances in Accumulated other comprehensive income (loss) originating from unrealized gains (losses)		248		—		—		248
Post-adoption January 1, 2021 URR balance	$	1,661	$	2	$	132	$	1,795

* Represents Life and Retirement legacy insurance lines ceded to Fortitude Re. Other policyholder funds, excluding URR, totaled $2.0 billion.

Prior to the adoption of LDTI, URR for investment-oriented products included the effect of unrealized gains or losses on fixed maturity securities classified as available for sale. At the Transition Date, these adjustments were removed with a corresponding offset in AOCI. As the available for sale portfolio was in an unrealized gain position as of the Transition Date, the adjustment for removal of related balances in AOCI originating from unrealized gains (losses) balances reduced URR.

The following table presents a rollforward of URR:

(in millions)		Life Insurance		Institutional Markets		Other*		Total
Year Ended December 31, 2023								
Balance, beginning of year	$	1,727	$	2	$	105	$	1,834
Revenue deferred		153		—		—		153
Amortization		(110)		(1)		(11)		(122)
Balance, end of year	$	1,770	$	1	$	94	$	1,865
Year Ended December 31, 2022								
Balance, beginning of year	$	1,693	$	2	$	116	$	1,811
Revenue deferred		143		—		—		143
Amortization		(109)		—		(11)		(120)
Balance, end of year	$	1,727	$	2	$	105	$	1,834
Year Ended December 31, 2021								
Balance, beginning of year	$	1,661	$	2	$	132	$	1,795
Revenue deferred		140		—		—		140
Amortization		(108)		—		(15)		(123)
Other, including foreign exchange		—		—		(1)		(1)
Balance, end of year	$	1,693	$	2	$	116	$	1,811

* Represents Life and Retirement legacy insurance lines ceded to Fortitude Re. At December 31, 2023, 2022 and 2021, Other policyholder funds, excluding URR, totaled $1.5 billion, $1.6 billion and $1.7 billion, respectively.

14. Market Risk Benefits

MRBs are defined as contracts or contract features that both provide protection to the contract holder from other-than-nominal capital market risk and expose AIG to other-than nominal capital market risk. The MRB represents an amount that a policyholder receives in addition to the account balance upon the occurrence of a specific event or circumstance, such as death, annuitization, or periodic withdrawal that involves protection from other-than-nominal capital market risk. Certain contract features, such as GMWBs, GMDBs and guaranteed minimum income benefits (GMIBs) commonly found in variable, fixed index and fixed annuities, are MRBs. MRBs are assessed at contract inception using a non-option method involving attributed fees that results in an initial fair value of zero or an option method that results in a fair value greater than zero.

MRBs are recorded at fair value, and AIG applies a non-option attributed fee valuation method for variable annuity products, and an option-based valuation method (host offset) for both fixed index and fixed products. Under the non-option valuation method, the attributed fee is determined at contract inception; it cannot exceed the total contract fees and assessments collectible from the contract holder and cannot be less than zero. Investment margin is excluded from the attributed fee determination. Under the option-based valuation method, an offset to the host amount related to the MRB amount is established at inception. Changes in the fair value of MRBs are recorded in net income in Changes in the fair value of market risk benefits, net except for the portion of the fair value change attributable to our own credit risk, which is recognized in OCI. MRBs are derecognized when the underlying contract is surrendered, a GMDB is incurred, a GMIB is annuitized, or when the account value is exhausted on a policy with a GMWB. Generally when a policyholder elects to annuitize a GMIB rider or the account value on a policy with a GMWB rider is reduced to zero, the policy is converted to a payout annuity automatically. When a conversion occurs, the policyholder is issued a new payout annuity contract. At this point, the MRB is derecognized and a LFPB is established for the payout annuity.

Assumptions used to determine the MRB asset (including ceded MRBs) or liability generally include mortality rates that are based upon actual experience modified to allow for variations in policy form; lapse rates that are based upon actual experience modified to allow for variations in policy features; and investment returns, based on stochastically generated scenarios. We evaluate at least annually estimates used to determine the MRB asset or liability and adjust the balance, with a related charge or credit to Change in fair value of MRBs, net, if actual experience or other evidence suggests that earlier assumptions should be revised. In addition, MRBs are valued such that the current provision for nonperformance risk is reflected in the claims cash flows of the asset or liability valuation for direct MRBs. The nonperformance risk spread at contract issue is locked-in. The difference between the MRB valued using the at issue nonperformance risk spread and the current nonperformance risk spread is reported through OCI, while changes in the counterparty credit risk related to ceded MRBs are reported in income.

Changes in the fair value of MRBs, net represents changes in the fair value of market risk benefit liabilities and assets (with the exception of our own credit risk changes), and includes attributed rider fees and benefits, net of changes in the fair value of derivative instruments and fixed maturity securities that are used to economically hedge market risk from the variable annuity GMWB riders.

The following table presents the transition rollforward of MRBs:

(in millions)	Individual Retirement	Group Retirement	Total
Pre-adoption December 31, 2020 carrying amount for features now classified as MRBs	$ —	$ —	$ —
Adjustment for the reclassification of the embedded derivative liability from policyholder contract deposits, net of the host adjustment(s)[a]	5,671	576	6,247
Adjustment for the reclassification of additional liabilities from Future policy benefits[b]	1,388	221	1,609
Adjustments for the cumulative effect of the changes to our own credit risk between the original contract issuance date and the Transition Date[c]	2,140	187	2,327
Adjustment for the removal of related balances in Accumulated other comprehensive income (loss) originating from unrealized gains (losses)[d]	(516)	(89)	(605)
Adjustment for the remaining difference (exclusive of our own credit risk change and host contract adjustments) between previous carrying amount and fair value measurement for the MRB[e]	(1,084)	(93)	(1,177)
Post-adoption January 1, 2021 carrying amount for features now classified as MRBs	$ 7,599	$ 802	$ 8,401

(a) Adjustments for the reclassification from Policyholder contract deposits represents certain contract guarantees (e.g., GMWBs) that were previously classified as embedded derivatives, but have been reclassified as MRBs as of January 1, 2021, and the related host impact. The impact on Retained earnings or AOCI resulting from the simultaneous remeasurement of the guarantee as a market risk benefit is reflected in the lines below.

(b) Adjustments for the reclassification from Future policy benefits represents contract guarantees (e.g., GMDBs) that were previously classified as insurance liabilities within Future policy benefits, but have been reclassified as MRBs as of January 1, 2021. The impact on Retained earnings or AOCI resulting from the simultaneous remeasurement of the guarantee as a market risk benefit is reflected in the lines below.

(c) Adjustments for the cumulative effect of the changes to our own credit risk between the original contract issuance date and the Transition Date are recognized in AOCI.

(d) Adjustment for the removal of related balances in AOCI originating from unrealized gains (losses) with an offset to AOCI relate to the additional liabilities reclassified from Future policy benefits in the line above.

(e) Adjustment for the remaining difference represents the measurement of MRBs at fair value, excluding the impact of our own credit risk with an offset to Retained earnings.

The following is a reconciliation of MRBs by amounts in an asset position and in liability position to the MRB amounts in the Consolidated Balance Sheets at transition:

(in millions)	Individual Retirement	Group Retirement	Total
Market risk benefit in an asset position	$ 176	$ —	$ 176
Reinsured market risk benefit	162	—	162
Market risk benefit assets, at fair value	338	—	338
Market risk benefit liabilities, at fair value	7,937	802	8,739
Market risk benefit, net, January 1, 2021	$ 7,599	$ 802	$ 8,401

The following table presents the balances of and changes in MRBs:

Years Ended December 31,	2023			2022			2021		
(in millions, except for attained age of contract holders)	Individual Retirement	Group Retirement	Total	Individual Retirement	Group Retirement	Total	Individual Retirement	Group Retirement	Total
Balance, beginning of year	$ 3,738	$ 296	$ 4,034	$ 6,452	$ 582	$ 7,034	$ 7,761	$ 802	$ 8,563
Effect of changes in our own credit risk	(441)	(24)	(465)	(1,934)	(167)	(2,101)	(2,140)	(187)	(2,327)
Balance, beginning of year, before effect of changes in our own credit risk	$ 3,297	$ 272	$ 3,569	4,518	415	4,933	5,621	615	6,236
Issuances	681	37	718	263	25	288	247	28	275
Interest accrual	156	15	171	172	21	193	142	21	163
Attributed fees	803	63	866	864	70	934	805	74	879
Expected claims	(91)	(3)	(94)	(83)	(2)	(85)	(54)	(2)	(56)
Effect of changes in interest rates	(139)	(13)	(152)	(4,087)	(371)	(4,458)	(1,098)	(107)	(1,205)
Effect of changes in interest rate volatility	(69)	(3)	(72)	263	18	281	74	4	78
Effect of changes in equity markets	(1,236)	(109)	(1,345)	1,382	122	1,504	(1,414)	(203)	(1,617)
Effect of changes in equity index volatility	(14)	(5)	(19)	(75)	1	(74)	33	20	53
Actual outcome different from model expected outcome	188	7	195	164	(3)	161	106	8	114
Effect of changes in future expected policyholder behavior	(1)	1	—	(2)	(18)	(20)	53	(36)	17
Effect of changes in other future expected assumptions	(85)	(39)	(124)	(85)	—	(85)	—	—	—
Other, including foreign exchange	—	(3)	(3)	3	(6)	(3)	3	(7)	(4)
Balance, end of year, before effect of changes in our own credit risk	3,490	220	3,710	3,297	272	3,569	4,518	415	4,933
Effect of changes in our own credit risk	1,072	88	1,160	441	24	465	1,934	167	2,101
Balance, end of year	4,562	308	4,870	3,738	296	4,034	6,452	582	7,034
Less: Reinsured MRB, end of year	(77)	—	(77)	(94)	—	(94)	(145)	—	(145)
Net Liability Balance after reinsurance recoverable	$ 4,485	$ 308	$ 4,793	$ 3,644	$ 296	$ 3,940	$ 6,307	$ 582	$ 6,889
Net amount at risk									
GMDB only	$ 758	$ 160	$ 918	$ 1,615	$ 371	$ 1,986	$ 684	$ 159	$ 843
GMWB only	$ 152	$ 13	$ 165	$ 27	$ 1	$ 28	$ 831	$ 118	$ 949
Combined*	$ 1,011	$ 18	$ 1,029	$ 2,084	$ 39	$ 2,123	$ 567	$ 14	$ 581
Weighted average attained age of contract holders	70	64		70	64		70	63	

* Certain contracts contain both guaranteed GMDB and GMWB features and are modeled together for the purposes of calculating the MRB.

The following is a reconciliation of MRBs by amounts in an asset position and in a liability position to the MRBs amount in the Consolidated Balance Sheets:

(in millions)	December 31, 2023			December 31, 2022		
	Asset*	Liability*	Net	Asset*	Liability*	Net
Individual Retirement	$ 740	$ 5,225	$ 4,485	$ 661	$ 4,305	$ 3,644
Group Retirement	172	480	308	135	431	296
Total	$ 912	$ 5,705	$ 4,793	$ 796	$ 4,736	$ 3,940

* Cash flows and attributed fees for MRBs are determined on a policy level basis and are reported based on their asset or liability position at the balance sheet date.

For additional information related to fair value measurements of MRBs, see Note 5.

ACTUARIAL ASSUMPTION UPDATES FOR MARKET RISK BENEFITS

In 2023, the life insurance companies recognized a favorable impact to net income due to policyholder behavior assumptions. In 2022, the life insurance companies recognized a favorable impact to net income due to an update to the relationship between projected equity growth and interest rates for annuities. For 2021, the impacts were mainly due to updating the lapse rate expectations.

ANNUITY GUARANTEES

Annuity contracts may include certain contractually guaranteed benefits to the contract holder. These guaranteed features include GMDBs that are payable in the event of death and living benefits that are payable when partial withdrawals exhaust a policy's account value, in the event of annuitization, or, in other instances, at specified dates during the accumulation period. Living benefits primarily include GMWBs. A variable annuity contract may include more than one type of guaranteed benefit feature; for example, it may have both GMDB and GMWB. However, a policyholder can only receive payout from one guaranteed feature on a contract containing a death benefit and a living benefit, i.e., the features are mutually exclusive (except a surviving spouse who has a rider to potentially collect both GMDB upon their spouse's death and GMWB during their lifetime). A policyholder cannot purchase more than one living benefit on one contract. The net amount at risk for each feature is calculated irrespective of the existence of other features; as a result, the net amount at risk for each feature is not additive to that of other features.

Guaranteed Benefits on Variable Annuities

The GMDB feature may provide a death benefit of either (a) total deposits made to the contract, less any partial withdrawals plus a minimum return (and in rare instances, no minimum return), (b) return of premium whereby the benefit is the greater of the current account value or premiums paid less any partial withdrawals, (c) rollups whereby the benefit is the greater of current account value or premiums paid (adjusted for withdrawals) accumulated at contractually specified rates up to specified ages, or (d) the highest contract value attained, typically on any anniversary date less any subsequent withdrawals following the contract anniversary.

Certain of our variable annuity contracts contain GMDB features and may also contain living benefit riders, which include optional GMWBs and, to a lesser extent, GMABs and GMIBs. These living benefits and GMDBs related to variable annuity contracts are accounted for as MRBs measured at fair value, with changes in the fair value (excluding changes in our own credit risk) recorded in Change in the fair value of MRBs, net. The net amount at risk for the GMWB represents benefits in excess of the account value assuming the utilization of all benefits by the contract holders at the balance sheet date. The net amount at risk for the GMDB feature represents the amount of guaranteed benefits in excess of account value if all policyholders died. GMDB is our most widely offered benefit.

Guaranteed Benefits on Fixed Index and Fixed Annuities

Certain of our fixed annuity and fixed index annuity contracts, which are not offered through separate accounts, contain optional GMWBs. With a GMWB, the contract holder can monetize the excess of the guaranteed amount over the account value of the contract through a series of withdrawals that do not exceed a specific percentage per year of the guaranteed amount. Once the account value is exhausted, the contract holder will receive a series of annuity payments equal to the remaining guaranteed amount; for lifetime GMWB products, the annuity payments continue as long as the covered person(s) is living. The liability for GMWBs in fixed annuity and fixed index annuity contracts, which are recorded in MRBs, represents the expected value of benefits in excess of the projected account value, with the excess (excluding changes in our own credit risk) recognized at fair value through Change in the fair value of MRBs, net.

The liability for all of our GMWBs in fixed annuity and fixed index annuity contracts are accounted for as MRBs.

For a discussion of the fair value measurement of guaranteed benefits that are accounted for as MRBs, see Note 5.

15. Separate Account Assets and Liabilities

We report variable contracts within the separate accounts when investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder and the separate account meets additional accounting criteria to qualify for separate account treatment. The assets supporting the variable portion of variable annuity and variable universal life contracts that qualify for separate account treatment are carried at fair value and are reported as separate account assets, with an equivalent summary total reported as separate account liabilities. The assets of separate accounts are legally segregated and are not subject to claims that arise from any of our other businesses.

Policy values for variable products and investment contracts are expressed in terms of investment units. Each unit is linked to an asset portfolio. The value of a unit increases or decreases based on the value of the linked asset portfolio. The current liability at any time is the sum of the current unit value of all investment units in the separate accounts, plus any liabilities for MRBs.

Amounts assessed against the policyholders for mortality, administrative and other services are included in policy fees. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to policyholders of such separate accounts are offset within the same line in the Consolidated Statements of Income (Loss).

For discussion of the fair value measurement of guaranteed benefits that are accounted for as MRBs, see Note 5.

The following table presents fair value of separate account investment options:

	December 31, 2023					December 31, 2022				
(in millions)	Individual Retirement	Group Retirement	Life Insurance	Institutional Markets	Total	Individual Retirement	Group Retirement	Life Insurance	Institutional Markets	Total
Equity Funds	$ 25,451	$ 28,675	$ 819	$ 593	$ 55,538	$ 22,990	$ 24,608	$ 687	$ 581	$ 48,866
Bond Funds	4,037	3,292	44	1,303	8,676	3,802	4,081	46	1,321	9,250
Balanced Funds	17,711	5,479	53	1,923	25,166	17,663	5,113	49	1,939	24,764
Money Market Funds	694	742	16	173	1,625	723	559	17	674	1,973
Total	$ 47,893	$ 38,188	$ 932	$ 3,992	$ 91,005	$ 45,178	$ 34,361	$ 799	$ 4,515	$ 84,853

The following table presents the balances and changes in Separate account liabilities:

Year Ended December 31, 2023 (in millions)	Individual Retirement	Group Retirement	Life Insurance	Institutional Markets	Total
Balance, beginning of year	$ 45,178	$ 34,361	$ 799	$ 4,515	$ 84,853
Premiums and deposits	1,408	1,374	36	41	2,859
Policy charges	(1,241)	(441)	(49)	(93)	(1,824)
Surrenders and withdrawals	(3,744)	(3,047)	(25)	(721)	(7,537)
Benefit payments	(844)	(557)	(7)	(68)	(1,476)
Investment performance	6,933	6,666	181	287	14,067
Net transfers from (to) general account and other	203	(168)	(3)	31	63
Balance, end of year	$ 47,893	$ 38,188	$ 932	$ 3,992	$ 91,005
Cash surrender value*	$ 46,911	$ 37,992	$ 911	$ 3,994	$ 89,808
Year Ended December 31, 2022					
Balance, beginning of year	$ 57,927	$ 45,138	$ 1,044	$ 5,002	$ 109,111
Premiums and deposits	2,420	1,611	37	69	4,137
Policy charges	(1,325)	(461)	(51)	(100)	(1,937)
Surrenders and withdrawals	(3,320)	(2,452)	(22)	(131)	(5,925)
Benefit payments	(898)	(613)	(6)	(59)	(1,576)
Investment performance	(9,861)	(8,479)	(201)	(319)	(18,860)
Net transfers from (to) general account and other	235	(383)	(2)	53	(97)
Balance, end of year	$ 45,178	$ 34,361	$ 799	$ 4,515	$ 84,853
Cash surrender value*	$ 44,124	$ 34,169	$ 777	$ 4,518	$ 83,588
Year Ended December 31, 2021					
Balance, beginning of year	$ 53,456	$ 41,310	$ 912	$ 4,612	$ 100,290
Premiums and deposits	4,081	1,979	49	76	6,185
Policy charges	(1,368)	(523)	(52)	(98)	(2,041)
Surrenders and withdrawals	(4,261)	(3,013)	(32)	(82)	(7,388)
Benefit payments	(1,039)	(615)	(10)	(23)	(1,687)
Investment performance	6,743	6,711	180	486	14,120
Net transfers from (to) general account and other	315	(711)	(3)	31	(368)
Balance, end of year	$ 57,927	$ 45,138	$ 1,044	$ 5,002	$ 109,111
Cash surrender value*	$ 56,727	$ 44,909	$ 1,026	$ 4,993	$ 107,655

*   The cash surrender value represents the amount of the contract holder's account balance distributable at the balance sheet date less applicable surrender charges.

Separate account liabilities primarily represent the contract holder's account balance in separate account assets and will be equal and offsetting to total separate account assets.

16. Debt

Our long-term debt is denominated in various currencies, with both fixed and variable interest rates. Long-term debt is carried at the principal amount borrowed, including unamortized discounts, hedge accounting valuation adjustments and fair value adjustments, when applicable.

The following table lists our total debt outstanding at December 31, 2023 and 2022. The interest rates presented in the following table are the range of contractual rates in effect at December 31, 2023, including fixed and variable-rates:

At December 31, 2023 (in millions)	Range of Interest Rate(s)	Maturity Date(s)	Balance at December 31, 2023	Balance at December 31, 2022
Debt issued or guaranteed by AIG:				
AIG general borrowings:				
Notes and bonds payable	0% - 6.82%	2024 - 2055	$ 9,079	$ 10,242
Junior subordinated debt	4.88% - 8.18%	2037 - 2058	992	991
AIG Japan Holdings Kabushiki Kaisha	0.27% - 0.35%	2025	267	273
Validus notes and bonds payable			—	269
Total AIG general borrowings			10,338	11,775
AIG borrowings supported by assets:				
AIG notes and bonds payable	7.00% - 8.13%	2025 - 2026	19	81
Series AIGFP matched notes and bonds payable	0.00% - 5.48%	2024 - 2046	18	18
Total AIG borrowings supported by assets			37	99
Total debt issued or guaranteed by AIG			10,375	11,874
Corebridge debt:				
CRBGLH notes and bonds payable[a]	6.63% - 7.50%	2025 - 2029	200	200
CRBGLH junior subordinated debt[a]	7.57% - 8.50%	2030 - 2046	227	227
Corebridge senior unsecured notes - not guaranteed by AIG	3.50% - 6.05%	2025 - 2052	7,702	6,452
Corebridge junior subordinated debt - not guaranteed by AIG	6.88%	2052	989	989
DDTL facility - not guaranteed by AIG	3.00% - 5.50%	2025	250	1,500
Total Corebridge debt			9,368	9,368
GIAs, at fair value - supported by Corebridge assets[b]	4.88% - 5.04%	2037 - 2038	53	56
Other subsidiaries' notes, bonds, loans and mortgages payable - not guaranteed by AIG			—	1
Total Short-term and long-term debt			$ 19,796	$ 21,299
Debt of consolidated investment entities - not guaranteed by AIG[c]	0% - 4.45%	2024 - 2051	$ 2,591	$ 5,880
Total debt			$ 22,387	$ 27,179

(a) We have entered into a guarantee reimbursement agreement with Corebridge and Corebridge Life Holdings, Inc. (CRBGLH) (formerly known as AIG Life Holdings, Inc.) which provides that Corebridge and CRBGLH will reimburse AIG for the full amount of any payment made by or on behalf of AIG pursuant to AIG's guarantee of the CRBGLH notes and junior subordinated debt. We have also entered into a collateral agreement with Corebridge and CRBGLH which provides that in the event of: (i) a ratings downgrade of Corebridge or CRBGLH long-term unsecured indebtedness below specified levels or (ii) the failure by CRBGLH to pay principal and interest on the CRBGLH debt when due, Corebridge and CRBGLH must collateralize an amount equal to the sum of: (i) 100 percent of the principal amount outstanding, (ii) accrued and unpaid interest, and (iii) 100 percent of the net present value of scheduled interest payments. through the maturity dates of the CRBGLH debt.

(b) Collateral posted to third parties was $63 million and $63 million at December 31, 2023 and 2022, respectively. This collateral primarily consists of securities of the U.S. government and government sponsored entities and generally cannot be repledged or resold by the counterparties.

(c) At December 31, 2023, includes debt of consolidated investment entities primarily related to real estate investments of $1.5 billion and other securitization vehicles of $1.1 billion. At December 31, 2022, includes debt of consolidated investment entities related to real estate investments of $1.5 billion and other securitization vehicles of $4.4 billion.

The following table presents maturities of short-term and long-term debt (including unamortized original issue discount, hedge accounting valuation adjustments and fair value adjustments, when applicable):

December 31, 2023			Year Ending					
(in millions)	Total	2024	2025	2026	2027	2028	Thereafter
Debt issued or guaranteed by AIG:							
AIG general borrowings:							
Notes and bonds payable	$ 9,079	$ 459	$ 146	$ 268	$ 905	$ 340	$ 6,961
Junior subordinated debt	992	—	—	—	—	—	992
AIG Japan Holdings Kabushiki Kaisha[a]	267	—	267	—	—	—	—
Total AIG general borrowings	10,338	459	413	268	905	340	7,953
AIG borrowings supported by assets:							
AIG notes and bonds payable	19	—	12	7	—	—	—
Series AIGFP matched notes and bonds payable	18	—	—	—	—	—	18
Total AIG borrowings supported by assets	37	—	12	7	—	—	18
Total debt issued or guaranteed by AIG	10,375	459	425	275	905	340	7,971
Corebridge debt:							
CRBGLH notes and bonds payable	200	—	101	—	—	—	99
CRBGLH junior subordinated debt	227	—	—	—	—	—	227
Corebridge senior unsecured notes	7,702	—	997	—	1,243	—	5,462
Corebridge junior subordinated debt	989	—	—	—	—	—	989
DDTL facility[b]	250	250	—	—	—	—	—
Total Corebridge debt	9,368	250	1,098	—	1,243	—	6,777
GIAs, at fair value - supported by Corebridge assets	53	—	—	—	—	—	53
Total[c]	$ 19,796	$ 709	$ 1,523	$ 275	$ 2,148	$ 340	$ 14,801

(a) In May 2023, the AIG Japan Holdings Kabushiki Kaisha syndicated loan facility in the amount of JPY24.65 billion and with a maturity date of May 25, 2023, was refinanced, and will now mature on March 25, 2025.

(b) Corebridge has the ability to further continue this borrowing through February 25, 2025.

(c) Does not reflect $2.6 billion of notes issued by consolidated investment entities, for which recourse is limited to the assets of the respective investment entities and for which there is no recourse to the general credit of AIG.

DEBT ISSUANCE

In March 2023, AIG issued $750 million aggregate principal amount of 5.125% Notes Due 2033.

On September 15, 2023, Corebridge issued $500 million aggregate principal amount of its 6.050% Senior Notes due 2033.

On December 8, 2023, Corebridge issued $750 million aggregate principal amount of its 5.750% Senior Notes due 2034.

DEBT CASH TENDER OFFERS AND REDEMPTIONS

In 2023, we repurchased, through cash tender offers, and redeemed $2.2 billion aggregate principal amount of certain notes and debentures issued or guaranteed by AIG, for an aggregate purchase price of $2.2 billion, resulting in a total gain on extinguishment of debt of $37 million. This includes the following:

• Repaid £311 million aggregate principal amount of our 5.00% Notes due 2023, which was equivalent to approximately $388 million at the time of repayment.

• Redeemed $199 million aggregate principal amount of Validus 8.875% Senior Notes due 2040 for a redemption price of 143.968 percent of the principal amount, plus accrued and unpaid interest, which totaled $289 million.

• Repurchased, through cash tender offers, approximately $1.6 billion aggregate principal amount of certain notes and debentures issued by AIG for an aggregate purchase price of approximately $1.5 billion.

CREDIT FACILITIES

On November 19, 2021, we entered into a credit agreement, which provides for a committed, revolving syndicated credit facility (the Facility) as a potential source of liquidity for general corporate purposes. The Facility provides for aggregate commitments by the bank syndicate to provide unsecured revolving loans and/or standby letters of credit of up to $4.5 billion without any limits on the type of borrowings and is scheduled to expire in November 2026. Under circumstances described in the credit agreement, the aggregate commitments may be increased by up to $500 million, for a total commitment of up to $5 billion. As of December 31, 2023, a total of $4.5 billion remained available under the Facility.

Corebridge maintains a committed, revolving syndicated credit facility (the Corebridge Facility) with aggregate commitments by the bank syndicate to provide Corebridge with unsecured revolving loans and/or standby letters of credit of up to $2.5 billion without any limits on the type of borrowings and with no recourse to AIG Parent. The Corebridge Facility is scheduled to expire in May 2027. As of December 31, 2023, a total of $2.5 billion remained available under the Corebridge Facility.

Corebridge also maintains a 3-Year Delayed Draw Term Loan Agreement (the DDTL Facility) scheduled to mature in February 2025. On September 15, 2022, Corebridge borrowed $1.5 billion under the DDTL Facility, $1.25 billion of which Corebridge repaid in 2023. At December 31, 2023, Corebridge has $250 million of borrowings outstanding in the DDTL Facility, with no recourse to AIG Parent.

We also maintain a revolving credit facility that can be utilized exclusively by certain consolidated investment entities to acquire assets related to securitizations. Draws under this credit facility cannot be utilized for general corporate purposes. Prior to the pricing of the related securitizations, this credit facility has a limit of up to $250 million. Subsequent to pricing of the related securitizations, the limit is expected to increase to up to approximately $450 million. As of December 31, 2023, we have drawn $43 million under the credit facility. This credit facility has a maturity date of seven years.

We also maintain revolving credit facilities that can exclusively be utilized by certain consolidated investment entities to acquire real estate assets. Draws under those credit facilities cannot be utilized for general corporate purposes. These credit facilities have consolidated limits of up to $396 million. As of December 31, 2023, we have drawn $231 million, under the credit facilities. Each of these credit facilities have maturity dates ranging from one year to two years.

17. Contingencies, Commitments and Guarantees

In the normal course of business, various contingent liabilities and commitments are entered into by AIG and our subsidiaries. In addition, AIG Parent guarantees various obligations of certain subsidiaries.

Although AIG cannot currently quantify its ultimate liability for unresolved litigation and investigation matters, including those referred to below, it is possible that such liability could have a material adverse effect on AIG's consolidated financial condition or its consolidated results of operations or consolidated cash flows for an individual reporting period.

LEGAL CONTINGENCIES

Overview

In the normal course of business, AIG and our subsidiaries are subject to regulatory and government investigations and actions, and litigation and other forms of dispute resolution in a large number of proceedings pending in various domestic and foreign jurisdictions. Certain of these matters involve potentially significant risk of loss due to potential for significant jury awards and settlements, punitive damages or other penalties. Many of these matters are also highly complex and may seek recovery on behalf of a class or similarly large number of plaintiffs. It is therefore inherently difficult to predict the size or scope of potential future losses arising from these matters. In our insurance and reinsurance operations, litigation and arbitration concerning the scope of coverage under insurance and reinsurance contracts, and litigation and arbitration in which our subsidiaries defend or indemnify their insureds under insurance contracts, are generally considered in the establishment of our loss reserves. Separate and apart from the foregoing matters involving insurance and reinsurance coverage, AIG, our subsidiaries and their respective officers and directors are subject to a variety of additional types of legal proceedings brought by holders of AIG securities, customers, employees and others, alleging, among other things, breach of contractual or fiduciary duties, bad faith, indemnification and violations of federal and state statutes and regulations. With respect to these other categories of matters not arising out of claims for insurance or reinsurance coverage, we establish reserves for loss contingencies when it is probable that a loss will be incurred and the amount of the loss can be reasonably estimated. In many instances, we are unable to determine whether a loss is probable or to reasonably estimate the amount of such a loss and, therefore, the potential future losses arising from legal proceedings may exceed the amount of liabilities that we have recorded in our financial statements covering these matters. While such potential future charges could be material, based on information currently known to management, management does not believe, other than as may be discussed below, that any such charges are likely to have a material adverse effect on our financial position or results of operation.

Additionally, from time to time, various regulatory and governmental agencies review the transactions and practices of AIG and our subsidiaries in connection with industry-wide and other inquiries or examinations into, among other matters, the business practices of current and former operating insurance subsidiaries. Such investigations, inquiries or examinations could develop into administrative, civil or criminal proceedings or enforcement actions, in which remedies could include fines, penalties, restitution or alterations in our business practices, and could result in additional expenses, limitations on certain business activities and reputational damage.

Moriarty Litigation

American General Life Insurance Company (AGL) continues to defend against Moriarty v. American General Life Insurance Co. (S.D. Cal.), a putative class action involving Sections 10113.71 and 10113.72 of the California Insurance Code. In general, those statutes require that for life-insurance policies issued and delivered in California: (1) the policy must contain a 60-day grace period following nonpayment of premium during which the policy remains in force; (2) the insurer must provide a 30-day pre-lapse notice; and (3) the insurer must notify policy owners of the right to designate a secondary recipient for lapse notices. The Moriarty plaintiff contends AGL did not comply with these requirements for a policy issued before these statutes went into effect. The plaintiff seeks damages and other relief. AGL asserts various defenses to the plaintiff's claims and to class certification. In 2022, the District Court held a trial was necessary to determine whether AGL was liable, and it denied class certification. In May 2023, the case was reassigned to a new judge. On August 14, 2023, the District Court granted the plaintiff's motion for summary judgment on the plaintiff's breach-of-contract claim. On September 26, 2023, the District Court decided that good cause exists to allow the plaintiff to file a third motion for class certification. At the same time, however, the District Court certified its August 14, 2023 order for interlocutory appeal to the Ninth Circuit and stayed trial-court proceedings pending the outcome of AGL's appeal. The Ninth Circuit granted AGL's petition for interlocutory appeal on November 21, 2023, which remains pending.

AGL is defending other actions in California involving similar issues: Allen v. Protective Life Insurance Co. and AGL (E.D. Cal.), in which the individual plaintiff filed a motion on August 11, 2023 seeking leave to amend the complaint to add class-action allegations against AGL; and Chuck v. American General Life Insurance Co. (C.D. Cal.), which was filed on September 6, 2023 as a putative class action. These cases are in the early stages, and we expect their progress will be influenced by future developments in Moriarty and cases against other insurers involving the same statutes.

We have accrued our current estimate of probable loss with respect to these litigation matters.

LEASE COMMITMENTS

We lease office space and equipment in various locations across jurisdictions in which the Company operates. The majority of the resulting obligation arising from these contracts is generated by our real estate portfolio, which only includes contracts classified as operating leases. The lease liability and corresponding right of use asset reflected in Other liabilities and Other assets were $919 million and $767 million, respectively, at December 31, 2023, and $1.1 billion and $880 million, respectively, at December 31, 2022. We made cash payments of $197 million and $205 million in 2023 and 2022, respectively, in connection with these leases. The liability includes non-lease components, such as property taxes and insurance for our gross leases. Some of these leases contain options to renew after a specified period of time at the prevailing market rate; however, renewal options that have not been exercised as of December 31, 2023 are excluded until management attains a reasonable level of certainty. Some leases also include termination options at specified times and term; however, termination options are not reflected in the lease asset and liability balances until they have been exercised.

The weighted average discount rate and lease term assumptions used in determining the liability are 2.96 percent and 10.2 years, respectively. The primary assumption used to determine the discount rate is the cost of funding for the Company, which is based on the secured borrowing rate for terms similar to the lease term, and for the major financial markets in which AIG operates.

Rent expense was $177 million, $190 million and $237 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The following table presents the future undiscounted cash flows under operating leases at December 31, 2023:

(in millions)		
2024	$	164
2025		134
2026		93
2027		85
2028		77
Remaining years after 2028		576
Total undiscounted lease payments		**1,129**
Less: Present value adjustment		210
Net lease liabilities	$	**919**

OTHER COMMITMENTS

In the normal course of business, we enter into commitments to invest in limited partnerships, private equity funds and hedge funds and to purchase and develop real estate in the U.S. and abroad. These commitments totaled $6.1 billion and $6.6 billion at December 31, 2023 and 2022, respectively.

GUARANTEES

Subsidiaries

We have issued unconditional guarantees with respect to the prompt payment, when due, of all present and future payment obligations and liabilities of AIGFP and certain of its subsidiaries. We have also issued guarantees of all present and future payment obligations and liabilities of AIG Markets, Inc.

Due to the deconsolidation of AIGFP and its subsidiaries, as of December 31, 2023, a $102 million guarantee related to the obligations of AIGFP and certain of its subsidiaries was recognized, and is reported in Other liabilities.

Business and Asset Dispositions

We are subject to financial guarantees and indemnity arrangements in connection with the completed sales of businesses and assets. The various arrangements may be triggered by, among other things, declines in asset values, the occurrence of specified business contingencies, the realization of contingent liabilities, developments in litigation or breaches of representations, warranties or covenants provided by us. These arrangements are typically subject to various time limitations, defined by the contract or by operation of law, such as statutes of limitation. In some cases, the maximum potential obligation is subject to contractual limitations, while in other cases such limitations are not specified or are not applicable.

We are unable to develop a reasonable estimate of the maximum potential payout under certain of these arrangements. Overall, we believe the likelihood that we will have to make any material payments related to completed sales under these arrangements is remote, and no material liabilities related to these arrangements have been recorded in the Consolidated Balance Sheets.

Other

- *For additional information on commitments and guarantees associated with VIEs, see Note 10.*
- *For additional information on derivatives, see Note 11.*

18. Equity

SHARES OUTSTANDING

Preferred Stock

On March 14, 2019, we issued 20,000 shares of Series A 5.85% Non-Cumulative Perpetual Preferred Stock (Series A Preferred Stock) (equivalent to 20,000,000 Depositary Shares (the Depositary Shares), each representing a 1/1,000th interest in a share of Series A Preferred Stock), $5.00 par value and $25,000 liquidation preference per share (equivalent to $25 per Depositary Share). After underwriting discounts and expenses, we received net proceeds of approximately $485 million.

We may redeem the Series A Preferred Stock at our option, (a) in whole, but not in part, at any time prior to March 15, 2024, within 90 days after the occurrence of a "Rating Agency Event," (as defined in our Amended and Restated Certificate of Incorporation), at a redemption price equal to $25,500 per share of the Series A Preferred Stock (equivalent to $25.50 per Depositary Share), plus an amount equal to any dividends per share that have been declared but not paid prior to the redemption date (but no amount due in respect of any dividends that have not been declared prior to such date), or (b) (i) in whole, but not in part, at any time prior to March 15, 2024, within 90 days after the occurrence of a "Regulatory Capital Event," or (ii) in whole or in part, from time to time, on or after March 15, 2024, in each case, at a redemption price equal to $25,000 per share of the Series A Preferred Stock (equivalent to $25.00 per Depositary Share), plus an amount equal to any dividends per share that have been declared but not paid prior to the redemption date (but no amount due in respect of any dividends that have not been declared prior to such date).

Holders of the Series A Preferred Stock will be entitled to receive dividend payments only when, as and if declared by our Board of Directors (or a duly authorized committee of the board). Dividends will be payable from the original date of issue at a rate of 5.85% per annum, payable quarterly, in arrears, on the fifteenth day of March, June, September and December of each year, beginning on June 15, 2019. Dividends on the Series A Preferred Stock will be non-cumulative.

In the event of any liquidation, dissolution or winding-up of the affairs of AIG, whether voluntary or involuntary, before any distribution or payment out of our assets may be made to or set aside for the holders of any junior stock, holders of the Series A Preferred Stock will be entitled to receive out of our assets legally available for distribution to our shareholders, an amount equal to $25,000 per share of Series A Preferred Stock (equivalent to $25.00 per Depositary Share), together with an amount equal to all declared and unpaid dividends (if any), but no amount in respect of any undeclared dividends prior to such payment date. Distributions will be made only to the extent of our assets that are available for distribution to shareholders (i.e., after satisfaction of all our liabilities to creditors, if any).

The Series A Preferred Stock does not have voting rights, except in limited circumstances, including in the case of certain dividend non-payments.

On January 31, 2024, we announced that we will redeem all of the 20,000 outstanding shares of the Series A Preferred Stock and all 20,000,000 of the corresponding Depositary Shares, each representing a 1/1,000th interest in a share of Series A Preferred Stock, on March 15, 2024. The redemption price per share of Series A Preferred Stock will be $25,000 (equivalent to $25.00 per Depositary Share).

Common Stock

The following table presents a rollforward of outstanding shares:

Years Ended December 31,	2023			2022			2021		
(in millions)	Common Stock Issued	Treasury Stock	Common Stock Outstanding	Common Stock Issued	Treasury Stock	Common Stock Outstanding	Common Stock Issued	Treasury Stock	Common Stock Outstanding
Shares, beginning of year	**1,906.7**	**(1,172.6)**	**734.1**	1,906.7	(1,088.0)	818.7	1,906.7	(1,045.1)	861.6
Shares issued	—	5.5	5.5	—	5.5	5.5	—	6.8	6.8
Shares repurchased	—	(50.8)	(50.8)	—	(90.1)	(90.1)	—	(49.7)	(49.7)
Shares, end of year	**1,906.7**	**(1,217.9)**	**688.8**	1,906.7	(1,172.6)	734.1	1,906.7	(1,088.0)	818.7

Dividends

Dividends are payable on AIG common stock, par value $2.50 per share (AIG Common Stock) only when, as and if declared by our Board of Directors in its discretion, from funds legally available for this purpose. In considering whether to pay a dividend on or purchase shares of AIG Common Stock, our Board of Directors considers a number of factors, including, but not limited to: the capital resources available to support our insurance operations and business strategies, AIG's funding capacity and capital resources in comparison to internal benchmarks, expectations for capital generation, rating agency expectations for capital, regulatory standards for capital and capital distributions, and such other factors as our Board of Directors may deem relevant. The payment of dividends is also subject to the terms of AIG's outstanding Series A Preferred Stock, pursuant to which no dividends may be declared or paid on any AIG Common Stock unless the full dividends for the latest completed dividend period on all outstanding shares of Series A Preferred Stock have been declared and paid or provided for.

Repurchase of AIG Common Stock

Shares may be repurchased from time to time in the open market, private purchases, through forward, derivative, accelerated repurchase or automatic repurchase transactions or otherwise. Certain of our share repurchases have been and may from time to time be effected through the Securities Exchange Act of 1934, as amended (the Exchange Act) Rule 10b5-1 repurchase plans. On August 1, 2023, the Board of Directors authorized the repurchase of $7.5 billion of AIG Common Stock (inclusive of the approximately $2.15 billion of expected remaining authorization under the Board's prior share repurchase authorization).

The timing of any future repurchases will depend on market conditions, our business and strategic plans, financial condition, results of operations, liquidity and other factors. The repurchase of AIG Common Stock is also subject to the terms of AIG's outstanding Series A Preferred Stock, pursuant to which AIG may not (other than in limited circumstances) purchase, redeem or otherwise acquire AIG Common Stock unless the full dividends for the latest completed dividend period on all outstanding shares of Series A Preferred Stock have been declared and paid or provided for.

Pursuant to an Exchange Act Rule 10b5-1 repurchase plan, from January 1, 2024 to February 8, 2024, we repurchased approximately 10 million shares of AIG Common Stock for an aggregate purchase price of approximately $706 million.

DIVIDENDS DECLARED

On February 13, 2024, our Board of Directors declared a cash dividend on AIG Common Stock of $0.36 per share, payable on March 28, 2024 to shareholders of record on March 14, 2024. On February 13, 2024, our Board of Directors declared a cash dividend on AIG's Series A Preferred Stock of $365.625 per share, payable on March 15, 2024 to holders of record on February 29, 2024.

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents a rollforward of Accumulated other comprehensive income (loss):

(in millions)	Unrealized Appreciation (Depreciation) of Fixed Maturity Securities on Which Allowance for Credit Losses Was Taken	Unrealized Appreciation (Depreciation) of All Other Investments	Change in Fair Value of Market Risk Benefits Attributable to Changes in Our Own Credit Risk	Change in the discount rates used to measure traditional and limited payment long-duration insurance contracts	Foreign Currency Translation Adjustments	Retirement Plan Liabilities Adjustment	Fair Value of Liabilities Under Fair Value Option Attributable to Changes in Our Own Credit Risk	Total
Balance, January 1, 2021, net of tax	$ (95)	$ 17,093	$ —	$ —	$ (2,267)	$ (1,228)	$ 8	$ 13,511
Cumulative effect of change in accounting principle, net of tax	—	3,407	(1,839)	(3,765)	—	—	—	(2,197)
Change in unrealized appreciation (depreciation) of investments	58	(9,313)	—	—	—	—	—	(9,255)
Change in other	(3)	(25)	—	—	—	—	—	(28)
Change in fair value of market risk benefits, net	—	—	227	—	—	—	—	227
Change in discount rates	—	—	—	1,717	—	—	—	1,717
Change in future policy benefits	—	380	—	—	—	—	—	380
Change in foreign currency translation adjustments	—	—	—	—	(108)	—	—	(108)
Change in net actuarial loss	—	—	—	—	—	417	—	417
Change in prior service cost	—	—	—	—	—	8	—	8
Change in deferred tax asset (liability)	(11)	1,807	(48)	(356)	(72)	(100)	—	1,220
Change in fair value of liabilities under fair value option attributable to changes in own credit risk	—	—	—	—	—	—	(2)	(2)
Total other comprehensive income (loss)	44	(7,151)	179	1,361	(180)	325	(2)	(5,424)
Corebridge noncontrolling interests	3	(1,333)	171	243	(2)	—	—	(918)
Noncontrolling interests	—	(109)	7	6	(3)	—	—	(99)
Balance, December 31, 2021, net of tax	$ (48)	$ 12,125	$ (1,496)	$ (2,167)	$ (2,446)	$ (903)	$ 6	$ 5,071
Change in unrealized appreciation (depreciation) of investments	(119)	(47,647)	—	—	—	—	—	(47,766)
Change in other	—	(12)	—	—	—	—	—	(12)
Change in fair value of market risk benefits, net	—	—	1,635	—	—	—	—	1,635
Change in discount rates	—	—	—	6,993	—	—	—	6,993
Change in future policy benefits	—	1,805	—	—	—	—	—	1,805
Change in foreign currency translation adjustments	—	—	—	—	(593)	—	—	(593)
Change in net actuarial loss	—	—	—	—	—	(31)	—	(31)
Change in prior service cost	—	—	—	—	—	8	—	8
Change in deferred tax asset (liability)	25	7,446	(341)	(1,449)	(20)	3	—	5,664
Change in fair value of liabilities under fair value option attributable to changes in our own credit risk	—	—	—	—	—	—	(6)	(6)
Total other comprehensive loss	(94)	(38,408)	1,294	5,544	(613)	(20)	(6)	(32,303)
Corebridge noncontrolling interests	—	2,485	11	(393)	14	(1)	—	2,116
Noncontrolling interests	(6)	(3,123)	93	525	11	—	—	(2,500)
Balance, December 31, 2022, net of tax	$ (136)	$ (20,675)	$ (284)	$ 2,459	$ (3,056)	$ (924)	$ —	$ (22,616)
Change in unrealized appreciation (depreciation) of investments*	30	8,410	—	—	—	—	—	8,440
Change in other	(10)	52	—	—	—	—	—	42
Change in fair value of market risk benefits, net	—	—	(695)	—	—	—	—	(695)
Change in discount rates	—	—	—	(1,045)	—	—	—	(1,045)
Change in future policy benefits	—	(254)	—	—	—	—	—	(254)
Change in foreign currency translation adjustments	—	—	—	—	137	—	—	137
Change in net actuarial loss	—	—	—	—	—	143	—	143
Change in prior service cost	—	—	—	—	—	4	—	4
Change in deferred tax asset (liability)	(6)	(1,074)	151	174	(35)	(42)	—	(832)
Total other comprehensive income	14	7,134	(544)	(871)	102	105	—	5,940
Corebridge noncontrolling interests	13	4,524	153	(732)	(18)	(2)	—	3,938
Noncontrolling interests	(3)	1,871	(199)	(377)	7	—	—	1,299
Balance, December 31, 2023, net of tax	$ (106)	$ (10,888)	$ (476)	$ 1,233	$ (2,979)	$ (821)	$ —	$ (14,037)

* Includes net unrealized gains and losses attributable to businesses held for sale at December 31, 2023.

The following table presents the other comprehensive income (loss) reclassification adjustments for the years ended December 31, 2023 and 2022, respectively:

(in millions)	Unrealized Appreciation (Depreciation) of Fixed Maturity Securities on Which Allowance for Credit Losses Was Taken	Unrealized Appreciation (Depreciation) of All Other Investments	Change in Fair Value of Market Risk Benefits Attributable to Changes in Our Own Credit Risk	Change in the discount rates used to measure traditional and limited payment long-duration insurance contracts	Foreign Currency Translation Adjustments	Retirement Plan Liabilities Adjustment	Fair Value of Liabilities Under Fair Value Option Attributable to Changes in Our Own Credit Risk	Total
Year Ended December 31, 2023								
Unrealized change arising during period	$ (6)	$ 7,172	$ (695)	$ (1,045)	$ 137	$ 118	$ —	$ 5,681
Less: Reclassification adjustments included in net income	(26)	(1,036)	—	—	—	(29)	—	(1,091)
Total other comprehensive income (loss), before of income tax expense (benefit)	20	8,208	(695)	(1,045)	137	147	—	6,772
Less: Income tax expense (benefit)	6	1,074	(151)	(174)	35	42	—	832
Total other comprehensive income (loss), net of income tax expense (benefit)	$ 14	$ 7,134	$ (544)	$ (871)	$ 102	$ 105	$ —	$ 5,940
Year Ended December 31, 2022								
Unrealized change arising during period	$ (112)	$ (47,043)	$ 1,635	$ 6,993	$ (593)	$ (53)	$ (6)	$ (39,179)
Less: Reclassification adjustments included in net income	7	(1,189)	—	—	—	(30)	—	(1,212)
Total other comprehensive income (loss), before income tax expense (benefit)	(119)	(45,854)	1,635	6,993	(593)	(23)	(6)	(37,967)
Less: Income tax expense (benefit)	(25)	(7,446)	341	1,449	20	(3)	—	(5,664)
Total other comprehensive income (loss), net of income tax expense (benefit)	$ (94)	$ (38,408)	$ 1,294	$ 5,544	$ (613)	$ (20)	$ (6)	$ (32,303)
Year Ended December 31, 2021								
Unrealized change arising during period	$ 55	$ (8,030)	$ 227	$ 1,717	$ (108)	$ 379	$ (2)	$ (5,762)
Less: Reclassification adjustments included in net income	—	928	—	—	—	(46)	—	882
Total other comprehensive income (loss), before income tax expense (benefit)	55	(8,958)	227	1,717	(108)	425	(2)	(6,644)
Less: Income tax expense (benefit)	11	(1,807)	48	356	72	100	—	(1,220)
Total other comprehensive income (loss), net of income tax expense (benefit)	$ 44	$ (7,151)	$ 179	$ 1,361	$ (180)	$ 325	$ (2)	$ (5,424)

The following table presents the effect of the reclassification of significant items out of AOCI on the respective line items in the Consolidated Statements of Income (Loss)[a]:

(in millions)	Amount Reclassified from AOCI Years Ended December 31,			Affected Line Item in the Consolidated Statements of Income (Loss)
	2023	2022	2021	
Unrealized appreciation (depreciation) of fixed maturity securities on which allowance for credit losses was taken				
Investments	$ (26)	$ 7	$ —	Net realized gains (losses)
Total	(26)	7	—	
Unrealized appreciation (depreciation) of all other investments				
Investments	(1,036)	(1,189)	928	Net realized gains (losses)
Total	(1,036)	(1,189)	928	
Change in retirement plan liabilities adjustment				
Prior-service credit	(2)	(2)	(3) [b]	
Actuarial losses	(27)	(28)	(43) [b]	
Total	(29)	(30)	(46)	
Total reclassifications for the period	$ (1,091)	$ (1,212)	$ 882	

(a) The following items are not reclassified out of AOCI and included in the Consolidated Statements of Income (Loss) and thus have been excluded from the table: (a) Change in fair value of market risk benefits attributable to changes in our own credit risk (b) Change in the discount rates used to measure traditional and limited-payment long-duration insurance contracts, and (c) Fair value of liabilities under fair value option attributable to changes in own credit risk.

(b) These AOCI components are included in the computation of net periodic pension cost. *For additional information, see Note 22.*

NONCONTROLLING INTEREST

Since the IPO of Corebridge, AIG closed on three secondary offerings and sold 159.75 million shares of Corebridge common stock. Corebridge also repurchased approximately 17.2 million shares of Corebridge common stock from AIG during the year ended December 31, 2023. AIG owns 52.2 percent of the outstanding common stock of Corebridge as of December 31, 2023.

For additional information on the Corebridge common stock offerings and share repurchases, see Note 1.

The following table presents the effect of changes in our ownership interest in Corebridge on our equity:

Years Ended December 31, (in millions)	2023	2022	2021
Net income attributable to AIG common shareholders	$ 3,614	$ 10,198	$ 10,338
Changes in AIG equity for sale of interest in Corebridge and Corebridge share repurchases	145	497	(630)
Change from Net income attributable to AIG common shareholders and changes in AIG's ownership interests	$ 3,759	$ 10,695	$ 9,708

19. Earnings Per Common Share (EPS)

The basic EPS computation is based on the weighted average number of common shares outstanding, adjusted to reflect all stock dividends and stock splits. The diluted EPS computation is based on those shares used in the basic EPS computation plus common shares that would have been outstanding assuming issuance of common shares for all dilutive potential common shares outstanding and adjusted to reflect all stock dividends and stock splits, using the treasury stock method or the if-converted method, as applicable.

The following table presents the computation of basic and diluted EPS:

Years Ended December 31, (dollars in millions, except per common share data)	2023	2022	2021
Numerator for EPS:			
Income (loss) from continuing operations	$ 3,878	$ 11,274	$ 10,906
Less: Net income from continuing operations attributable to noncontrolling interests	235	1,046	539
Less: Preferred stock dividends	29	29	29
Income (loss) attributable to AIG common shareholders from continuing operations	3,614	10,199	10,338
Income (loss) from discontinued operations, net of income tax expense	—	(1)	—
Net income (loss) attributable to AIG common shareholders	$ 3,614	$ 10,198	$ 10,338
Denominator for EPS:			
Weighted average common shares outstanding - basic	719,506,291	778,621,118	854,320,449
Dilutive common shares	5,726,777	9,320,632	10,564,430
Weighted average common shares outstanding - diluted[a]	725,233,068	787,941,750	864,884,879
Income (loss) per common share attributable to AIG common shareholders:			
Basic:			
Income (loss) from continuing operations	$ 5.02	$ 13.10	$ 12.10
Income from discontinued operations	$ —	$ —	$ —
Income (loss) attributable to AIG common shareholders	$ 5.02	$ 13.10	$ 12.10
Diluted:			
Income (loss) from continuing operations	$ 4.98	$ 12.94	$ 11.95
Income from discontinued operations	$ —	$ —	$ —
Income (loss) attributable to AIG common shareholders	$ 4.98	$ 12.94	$ 11.95

(a) Potential dilutive common shares include our share-based employee compensation plans and an option for Blackstone to exchange all or a portion of its ownership interest in Corebridge for AIG common shares in the event an IPO did not occur prior to 2024. As a result of the consummation of the IPO on September 19, 2022, this exchange right of Blackstone was terminated. The number of potential common shares excluded from diluted shares outstanding was 4.4 million, 24.1 million and 12.0 million for the years ended December 31, 2023, 2022 and 2021, respectively, because the effect of including those common shares in the calculation would have been anti-dilutive.

For information regarding our repurchases of AIG Common Stock, see Note 18.

20. Statutory Financial Data and Restrictions

The following table presents statutory net income (loss) and capital and surplus for our General Insurance companies and our Life and Retirement companies in accordance with statutory accounting practices:

(in millions)		2023		2022		2021
Years Ended December 31,						
Statutory net income (loss)[a][b]:						
General Insurance companies:						
Domestic	$	**1,912**	$	2,272	$	2,649
Foreign		**1,867**		1,047		1,573
Total General Insurance companies	$	**3,779**	$	3,319	$	4,222
Life and Retirement companies:						
Domestic	$	**3,354**	$	3,091	$	2,588
Foreign		**(51)**		5		5
Total Life and Retirement companies	$	**3,303**	$	3,096	$	2,593
At December 31,						
Statutory capital and surplus[a][b]:						
General Insurance companies:						
Domestic	$	**18,703**	$	19,563		
Foreign		**11,527**		13,913		
Total General Insurance companies	$	**30,230**	$	33,476		
Life and Retirement companies:						
Domestic	$	**14,752**	$	12,229		
Foreign		**467**		486		
Total Life and Retirement companies	$	**15,219**	$	12,715		
Aggregate minimum required statutory capital and surplus:						
General Insurance companies:						
Domestic	$	**3,625**	$	3,680		
Foreign		**6,041**		7,314		
Total General Insurance companies	$	**9,666**	$	10,994		
Life and Retirement companies:						
Domestic	$	**4,025**	$	4,057		
Foreign		**223**		194		
Total Life and Retirement companies	$	**4,248**	$	4,251		

(a) Excludes discontinued operations and other divested businesses.

(b) The 2023 amounts reflect our best estimate of the statutory net income, capital and surplus as of the date of AIG's Form 10-K filing.

Our insurance subsidiaries file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by domestic and foreign insurance regulatory authorities. The principal differences between statutory financial statements and financial statements prepared in accordance with U.S. GAAP for domestic companies are that statutory financial statements do not reflect DAC, some bond portfolios may be carried at amortized cost, investment impairments are determined in accordance with statutory accounting practices, assets and liabilities are presented net of reinsurance, policyholder liabilities are generally valued using more conservative assumptions and certain assets are non-admitted.

For domestic insurance subsidiaries, aggregate minimum required statutory capital and surplus is based on the greater of the RBC level that would trigger regulatory action or minimum requirements per state insurance regulation. Capital and surplus requirements of our foreign subsidiaries differ from those prescribed in the U.S., and can vary significantly by jurisdiction. At both December 31, 2023 and 2022, all domestic and foreign insurance subsidiaries individually exceeded the minimum required statutory capital and surplus requirements and all domestic insurance subsidiaries individually exceeded RBC minimum required levels.

For foreign insurance companies, financial statements are prepared in accordance with local regulatory requirements. These accounting practices differ from U.S. GAAP primarily by different rules on deferral of policy acquisition costs, amortization of deferred acquisition costs, and establishing future policy benefit liabilities using different actuarial assumptions, as well as valuing for deferred taxes on a different basis.

STATUTORY PERMITTED ACCOUNTING PRACTICE

At December 31, 2023 and 2022, AGL used the following permitted practice that resulted in reported statutory surplus or risk-based capital that is significantly different from the statutory surplus or risk based capital that would have been reported had National Association of Insurance Commissioners (NAIC) statutory accounting practices or the prescribed regulatory accounting practices of their respective state regulator been followed in all respects:

- Effective December 31, 2020 and periods through September 30, 2023, AGL, a life insurance subsidiary domiciled in Texas, renewed a permitted statutory accounting practice to recognize an admitted asset related to the notional value of coverage defined in an excess of loss (XOL) reinsurance agreement with a 20-year term that provides coverage to AGL for aggregate claims incurred during the agreement term associated with guaranteed living benefits on certain fixed index annuities generally issued prior to April 2019 (Block 1) exceeding an attachment point as defined in the agreement. This permitted practice was previously expanded on October 1, 2020 to similarly recognize an additional admitted asset related to the net notional value of coverage as defined in a separate XOL reinsurance agreement with a 25-year term that provides coverage to the subsidiary for aggregate XOL claims associated with guaranteed living benefits on a block of fixed index annuities generally issued in April 2019 or later, including certain new business issued after the effective date (Block 2).

- Effective September 30, 2023, the permitted practice for Block 1 and Block 2 was extended through September 30, 2026 and the maximum notional value of Block 2 was increased for certain new business. Effective October 1, 2022 and periods through September 30, 2023, this permitted practice was expanded to similarly recognize an additional admitted asset related to the net notional value of coverage as defined in a separate XOL agreement with a 25-year term that provides coverage to the subsidiary for aggregate XOL claims associated with the base contract along with the guaranteed living benefits rider on a block of fixed annuities inforce on the treaty effective date, including certain new business issued after the effective date (Block 3). Effective September 30, 2023, the permitted practice for Block 3 was extended through September 30, 2026 and the maximum notional value was increased for certain new business.

These permitted practice resulted in an increase in the statutory surplus of AGL of approximately $1.7 billion and $1.0 billion at December 31, 2023 and 2022, respectively.

SUBSIDIARY DIVIDEND RESTRICTIONS

Payments of dividends to us by our insurance subsidiaries are subject to certain restrictions imposed by regulatory authorities. With respect to our domestic insurance subsidiaries, the payment of any dividend requires formal notice to the insurance department in which the particular insurance subsidiary is domiciled. For example, unless permitted by the Superintendent of Financial Services, property casualty companies domiciled in New York generally may not pay dividends to shareholders that, in any 12-month period, exceed the lesser of 10 percent of such company's statutory policyholders' surplus or 100 percent of its "adjusted net investment income," for the previous year, as defined. Generally, less severe restrictions applicable to both property casualty and life insurance companies exist in most of the other states in which our insurance subsidiaries are domiciled. Under state insurance laws, an insurer may pay a dividend without prior approval of the insurance regulator when the amount of the dividend is below certain regulatory thresholds. Other foreign jurisdictions may restrict the ability of our foreign insurance subsidiaries to pay dividends. Various other regulatory restrictions also limit cash loans and advances to us by our subsidiaries.

Largely as a result of these restrictions, approximately $29.2 billion of the statutory capital and surplus of our consolidated insurance subsidiaries were restricted from transfer to AIG Parent without prior approval of state insurance regulators at December 31, 2023.

To our knowledge, no AIG insurance company is currently on any regulatory or similar "watch list" with regard to solvency.

PARENT COMPANY DIVIDEND RESTRICTIONS

At December 31, 2023, our ability to pay dividends is not subject to any significant contractual restrictions, but remains subject to regulatory restrictions.

For additional information about our ability to pay dividends to our shareholders, see Note 18.

21. Share-Based Compensation Plans

The following table presents our total share-based compensation expense:

Years Ended December 31, (in millions)		2023	2022	2021
Share-based compensation expense - pre-tax[a]	$	**199** $	288 $	278
Share-based compensation expense - after tax[b]		**157**	228	220

(a) As a result of accelerated vesting events, such as retirement eligibility in the year of grant and involuntary terminations, we recognized $58 million, $67 million and $67 million in 2023, 2022 and 2021, respectively, prior to the end of the specified vesting periods. It is our policy to reverse compensation expense for forfeited awards when they occur. Excludes share-based compensation expense of $60 million, $75 million and $88 million in 2023, 2022 and 2021, respectively, for units issued to Corebridge employees that will be settled in Corebridge common stock.

(b) We also recognized $21 million of tax benefit due to share settlements occurring in 2023.

EMPLOYEE PLANS

The Company sponsors several stock compensation programs under the AIG Long Term Incentive Plan (LTIP) (as amended) from which performance share units (PSUs), restricted stock units (RSUs), stock options and deferred stock units (DSUs) (collectively units) are issued. In addition, off-cycle grants are made from time to time during the year generally as sign-on awards to new hires or as a result of a change in employee status. The LTIP was governed by the AIG 2013 Omnibus Incentive Plan (2013 Plan), until it was replaced by the AIG 2021 Omnibus Incentive Plan (2021 Omnibus Plan), which was adopted at the annual shareholders' meeting in May 2021. The adoption occurred after the annual 2021 LTIP awards were granted.

Our share-settled awards are settled with previously acquired shares held in AIG's treasury.

AIG Omnibus Incentive Plan

The 2021 Omnibus Plan provided for the grants of share-based awards to our employees and non-employee directors. The total number of shares granted under the 2021 Plan (the reserve) was the sum of 1) 8.1 million shares of AIG Common Stock, plus 2) the number of authorized shares that remained available for issuance under the 2013 Plan when the 2021 Omnibus Plan became effective, plus 3) the number of shares of AIG Common Stock relating to outstanding awards under the 2013 Plan at the time the 2021 Omnibus Plan became effective that subsequently were forfeited, expired, terminated or otherwise lapse or are settled in cash. Each share-based unit granted under the Omnibus Plan reduces the number of shares available for future grants by one share. However, shares with respect to awards that are forfeited, expired or settled for cash are returned to the reserve. As of December 31, 2023, 23,836,222 shares are available for future grants.

AIG Long Term Incentive Plan

Long-Term Incentive (LTI) Awards

The LTIP provides for an annual award to certain employees, including our senior executive officers and other highly compensated employees that may be comprised of a combination of one or more of the following units: PSUs, RSUs or stock options.

The number of PSUs issued on the grant date (the target) provides the opportunity for LTIP participants (usually senior management) to receive shares of AIG Common Stock based on AIG achieving specified performance goals at the end of a three-year performance period. These performance goals are pre-established by AIG's Compensation and Management Resources Committee (CMRC) for each annual grant and may differ from year to year. The actual number of PSUs earned can vary from zero to 200 percent of the target for the 2023, 2022 and 2021 LTI awards, depending on AIG's performance relative to a specified peer group and/or the outcome of pre-established financial goals, as applicable.

RSUs and stock options are earned based solely on continued service by the participant.

Vesting occurs on January 1 of the year immediately following the end of the three-year performance and service period. Beginning in 2022, vesting for RSUs and stock options awarded occurs in three equal installments on the first, second and third anniversary of the grant date. Recipients must be employed at each vesting date to be entitled to share delivery, except upon the occurrence of an accelerated vesting event, such as an involuntary termination without cause, disability, retirement eligibility or death during the vesting period. However, for involuntarily terminated employees hired after April 1, 2022 unvested RSUs and options are forfeited on the termination date, while PSUs are pro-rated based on the number of completed years in the performance period.

Prior to 2021, LTI awards and other share-settled grants accrued dividend equivalent units (DEUs) in the form of additional PSUs and RSUs whenever a cash dividend was declared on shares of AIG Common Stock; the DEUs were subject to the same vesting terms and conditions as the underlying unit. Beginning in 2021, PSUs and RSUs granted accrue dividend equivalent rights (DERs) as AIG's dividends are declared. These DERs are settled in cash only if the underlying units' vesting conditions are met; previously accrued DEUs were not impacted by this change.

Unit Valuation

The fair value of time-vesting RSUs as well as PSUs that are earned based on certain company-specific metrics was based on the closing price of AIG Common Stock on the grant date; while the fair value of PSUs that are earned based on AIG's relative total shareholder return (TSR) was determined on the grant date using a Monte Carlo simulation.

The following table presents the assumptions used to estimate the fair value of PSUs that vest based on AIG's TSR[a]:

	2023	2022	2021
Expected dividend yield[b]	— %	— %	— %
Expected volatility[c]	37.98 %	47.60 %	47.63 %
Risk-free interest rate[d]	4.42 %	1.71 %	0.28 %

(a) PSUs will be adjusted by +/-25 percent if AIG's TSR is in the top or bottom quartile of the peer group at the culmination of the performance period for the 2021 LTI award.

(b) The award agreement provides that TSR for AIG and each member of the Peer Group will be calculated assuming dividends distributed are reinvested on the ex-dividend date.

(c) We used the historical volatility over the most recent 2.86-year period for AIG and the members of the Peer Group, commensurate with the remaining Performance Period as of the valuation date.

(d) We converted the semi-annual zero-coupon U.S. Treasury rates as of the valuation date to continuously compounded rates. We then chose the continuously compounded risk-free rate that is commensurate with the length of the remaining performance period as of the valuation date and interpolated between the yields of the two-year and the three-year continuously compounded rates to determine the yield.

Modification

During 2022 in connection with the 2022 Corebridge IPO, approximately 4 million RSUs held by 735 Corebridge LTIP participants who were actively employed on the IPO date were converted to approximately 10 million Corebridge RSUs in accordance with the anti-dilution provision of the 2021 Omnibus Plan. The vesting terms of the Corebridge RSUs remain the same as the pre-converted RSUs but will be settled in Corebridge common stock. This conversion is considered a modification for accounting purposes and did not result in incremental compensation expense.

The following table summarizes outstanding share-settled LTI awards[a]:

	Number of Units			Weighted Average Grant-Date Fair Value		
As of or for the Year Ended December 31, 2023[b]	2023 LTI	2022 LTI	2021 LTI	2023 LTI	2022 LTI	2021 LTI
Unvested, beginning of year	—	2,280,431	2,696,264	$ —	$ 61.86	$ 45.40
Granted	2,752,390	—	—	59.98	—	—
Vested[c]	(876,285)	(969,438)	(689,706)	59.92	61.75	45.97
Forfeited	(141,136)	(202,840)	(278,707)	59.88	61.93	45.85
Unvested, end of year[d]	1,734,969	1,108,153	1,727,851	$ 60.02	$ 61.95	$ 45.08

(a) Excludes stock options, other RSUs and DSUs, which are discussed under Stock Options, Other RSU Grants and Non-Employee Plan, respectively.

(b) PSUs represent target amount granted and does not reflect potential increases or decreases that could result from the final outcome of the performance goals for the respective awards, which is determined by the CMRC in the quarter after the applicable performance period ends.

(c) Also reflects units that vest as a result of an accelerated vesting event that occurred prior to the specified vesting date but for which share delivery has not yet occurred.

(d) At December 31, 2023, the total unrecognized compensation cost for outstanding RSUs and PSUs was $111 million and the weighted-average and expected period of years over which that cost is expected to be recognized are 1.01 years and 3 years.

Stock Options

Stock options were issued as part of the 2023, 2022 and 2021 LTI awards, and to certain newly hired senior executives in 2017 and 2018. Option awards are generally granted with an exercise price equal to the market price of the company's stock on the grant date and are exercisable up to 10 years from the date of grant, or 3 years from the date of an involuntary termination or the option's expiration date, if earlier. The fair value of the options was estimated on the grant date using the Black-Scholes model for the time-vesting options, and a Monte Carlo simulation for the hurdle-vesting options using the assumptions noted in the following table.

The following weighted-average assumptions were used for stock options granted:

	2023	2022	2021
Expected annual dividend yield[a]	2.14 %	2.08 %	2.89 %
Expected volatility[b]	25.17 %	32.13 %	36.68 %
Risk-free interest rate[c]	4.06 %	1.92 %	0.95 %
Expected term[d]	6.00 years	6.00 years	6.43 years

(a) The dividend yield is the last dividend from Bloomberg times 4 divided by stock price based on Bloomberg Professional service as of the valuation date.

(b) The expected volatility is based on the implied volatility of 24 months stock option estimated by the Bloomberg Professional service as of the valuation date.

(c) The risk-free interest rate is calculated as the interpolated zero rate as of the valuation date.

(d) The contractual term is 10 years from the date of grant.

The following table provides a rollforward of stock option activity:

As of or for the Year Ended December 31, 2023	Units	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Values (in millions)
Outstanding, beginning of year	12,893,412	$ 48.94	6.95	
Granted	1,352,039	59.72		
Exercised	(1,039,998)	41.29		
Forfeited or expired	(909,792)	50.13		
Outstanding, end of year	12,295,661	$ 50.69	6.81	$ 210
Exercisable, end of year	9,810,882	$ 47.95	6.24	$ 194

The weighted average grant-date fair value of stock options granted during 2023, 2022 and 2021 was $11.43, $10.77 and $10.00, respectively. As of December 31, 2023, we recognized $18 million of expense, while $15 million was unrecognized and is expected to be amortized up to 2.25 years. We received $43 million in cash from the exercise of stock options during 2023.

Other RSU Grants

The Company may issue time-vesting RSUs for various reasons including, as a sign-on bonus, retention grant or replacement award in an acquisition. Vesting for these awards ranges from 1 to 5 years and is contingent on continuous service.

The following table summarizes outstanding share-settled Other RSU grants.

As of or for the Year Ended December 31,	Number of Units			Weighted Average Grant-Date Fair Value		
	2023	2022	2021	2023	2022	2021
Unvested, beginning of year	1,488,248	819,640	1,151,380	$ 54.77	$ 43.95	$ 46.18
Granted	208,641	1,070,458	493,140	62.42	60.16	49.36
Vested	(252,635)	(290,037)	(699,067)	49.42	44.59	50.03
Converted[a]	—	(91,300)	—	—	52.90	—
Forfeited	(82,540)	(20,513)	(125,813)	40.70	55.89	51.80
Unvested, end of year	1,361,714	1,488,248	819,640	$ 57.79	$ 54.77	$ 43.95

(a) Represents RSUs converted to Corebridge RSUs as a result of the IPO.

We recognized $20 million of expense related to these RSU grants in 2023. Total unrecognized compensation cost related to these grants was $54 million and the weighted-average and expected period of years over which that cost is expected to be recognized are 1.79 years and 4 years at December 31, 2023.

NON-EMPLOYEE PLAN

Our non-employee directors, who serve on our Board of Directors, receive share-based compensation in the form of fully vested DSUs with delivery deferred until retirement from the Board. DSUs granted in 2023, 2022 and 2021 accrue dividend equivalents in the form of additional DSUs equal to the amount of any regular quarterly dividend that would have been paid by AIG if the shares of AIG Common Stock underlying the DSUs had been outstanding. In 2023, 2022 and 2021, we granted to non-employee directors 47,344, 46,273 and 55,133 DSUs, respectively, and recognized expense of $2.6 million, $2.7 million and $2.7 million, respectively.

22. Employee Benefits

PENSION PLANS

We offer various defined benefit plans to eligible employees. Effective January 1, 2016, the U.S. defined benefit pension plans were frozen. Consequently, these plans are closed to new participants and current participants no longer earn benefits.

The U.S. AIG Retirement Plan (the qualified plan) is a noncontributory defined benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In 2012, the qualified plan was converted to a cash balance formula comprised of pay credits based on 6% of a plan participant's annual compensation (subject to IRS limitations) and annual interest credits. Although benefits are frozen, these interest credits continue to accrue on the cash balance accounts of active participants, who also accrue years of service for purposes of early retirement eligibility and subsidies. Employees can take their vested benefits as a lump sum or an annuity option when they leave AIG or are terminated from the plan.

Employees satisfying certain age and service requirements (i.e., grandfathered employees) remain covered under the average pay formula that was in effect prior to the conversion. The final average pay formula is based upon a percentage of final average compensation multiplied by years of credited service, up to 44 years. Grandfathered employees will receive the higher of the benefit under the cash balance formula or the final average pay formula at retirement.

In the U.S. we also sponsor non-qualified unfunded defined benefit plans, such as the AIG Non-Qualified Retirement Income Plan (AIG NQRIP) for certain employees, including key executives, designed to supplement pension benefits provided by the qualified plan. The AIG NQRIP provides a benefit equal to the reduction in benefits under the qualified plan as a result of federal tax limitations on compensation and benefits payable.

Non-U.S. defined benefit plans generally are either based on the employee's years of credited service and compensation in the years preceding retirement or on points accumulated based on the employee's job grade and other factors during each year of service.

POSTRETIREMENT PLANS

U.S. postretirement medical and life insurance benefits are based upon the employee attaining the age of 55 and having a minimum of ten years of service, which was reduced to 5 years in 2019 for medical coverage only. Eligible employees who have medical coverage can enroll in retiree medical upon termination of employment. Medical benefits are contributory, while the life insurance benefits, which are closed to new employees, are generally non-contributory. Retiree medical contributions vary from none for pre-1989 retirees to actual premium payments reduced by certain subsidies for post-1992 retirees. These retiree contributions are subject to annual adjustments. Other cost sharing features of the medical plan include deductibles, coinsurance, Medicare coordination, and an employer subsidy for grandfathered employees only.

Postretirement benefits are offered in certain non-U.S. countries and vary by geographic location.

The following table presents the funded status of the plans reconciled to the amount reported in the Consolidated Balance Sheets.

As of or for the Years Ended December 31, (in millions)	Pension				Postretirement			
	U.S. Plans[a]		Non-U.S. Plans[a]		U.S. Plans		Non-U.S. Plans	
	2023	2022	2023	2022	2023	2022	2023	2022
Change in projected benefit obligation:								
Benefit obligation, beginning of year	$ 3,475	$ 4,795	$ 826	$ 1,157	$ 131	$ 174	$ 32	$ 47
Service cost	5	5	16	18	1	1	—	—
Interest cost	168	109	20	10	6	4	2	1
Actuarial (gain) loss[b]	75	(1,082)	(8)	(183)	3	(36)	(2)	(14)
Benefits paid:								
AIG assets	(16)	(19)	(10)	(8)	(12)	(12)	(1)	(1)
Plan assets	(171)	(174)	(31)	(26)	—	—	—	—
Plan amendment	—	—	(1)	1	—	—	—	—
Settlements	(234)	(157)	(17)	(3)	—	—	—	—
Foreign exchange effect	—	—	9	(139)	—	—	—	(1)
Other	(1)	(2)	—	(1)	—	—	—	—
Projected benefit obligation, end of year	$ 3,301	$ 3,475	$ 804	$ 826	$ 129	$ 131	$ 31	$ 32
Change in plan assets:								
Fair value of plan assets, beginning of year	$ 3,345	$ 4,746	$ 731	$ 996	$ —	$ —	$ —	$ —
Actual return on plan assets, net of expenses	288	(1,070)	15	(133)	—	—	—	—
AIG contributions	16	19	47	42	12	12	1	1
Benefits paid:								
AIG assets	(16)	(19)	(10)	(8)	(12)	(12)	(1)	(1)
Plan assets	(171)	(174)	(31)	(26)	—	—	—	—
Settlements	(234)	(157)	(23)	(3)	—	—	—	—
Foreign exchange effect	—	—	5	(137)	—	—	—	—
Fair value of plan assets, end of year	$ 3,228	$ 3,345	$ 734	$ 731	$ —	$ —	$ —	$ —
Funded status, end of year	$ (73)	$ (130)	$ (70)	$ (95)	$ (129)	$ (131)	$ (31)	$ (32)
Amounts recognized in the balance sheet:								
Assets	$ 110	$ 55	$ 97	$ 78	$ —	$ —	$ —	$ —
Liabilities	(183)	(185)	(167)	(173)	(129)	(131)	(31)	(32)
Total amounts recognized	$ (73)	$ (130)	$ (70)	$ (95)	$ (129)	$ (131)	$ (31)	$ (32)
Pre-tax amounts recognized in AOCI:								
Net gain (loss)	$ (1,142)	$ (1,279)	$ (79)	$ (70)	$ 31	$ 39	$ 23	$ 24
Prior service (cost) credit	—	—	(21)	(25)	—	—	1	1
Total amounts recognized	$ (1,142)	$ (1,279)	$ (100)	$ (95)	$ 31	$ 39	$ 24	$ 25

(a) Includes non-qualified unfunded plans of which the aggregate projected benefit obligation was $184 million and $186 million for the U.S. at December 31, 2023 and 2022, respectively, and $140 million and $143 million for the non-U.S. at December 31, 2023 and 2022, respectively.

(b) The primary reason for the significant decrease in 2023 is due to a change in the discount rate for the U.S. AIG Retirement Plan.

The following table presents the accumulated benefit obligations for U.S. and non-U.S. pension benefit plans:

At December 31, (in millions)	2023	2022
U.S. pension benefit plans	$ 3,301	$ 3,475
Non-U.S. pension benefit plans	$ 792	$ 815

Defined benefit plan obligations in which the projected benefit obligation (PBO) was in excess of the related plan assets and the accumulated benefit obligation (ABO) was in excess of the related plan assets were as follows:

| At December 31, | PBO Exceeds Fair Value of Plan Assets | | | | ABO Exceeds Fair Value of Plan Assets | | | |
| | U.S. Plans | | Non-U.S. Plans | | U.S. Plans | | Non-U.S. Plans | |
(in millions)	**2023**	2022	**2023**	2022	**2023**	2022	**2023**	2022
Projected benefit obligation	$ **184**	$ 185	$ **287**	$ 280	$ **—**	$ —	$ **—**	$ —
Accumulated benefit obligation	**—**	—	**—**	—	**184**	186	**245**	238
Fair value of plan assets	**—**	—	**88**	76	**—**	—	**88**	76

The following table presents the components of net periodic benefit cost with respect to pensions and other postretirement benefits:

| Years Ended December 31, | Pension | | | | | | Postretirement | | | | | |
| | U.S. Plans | | | Non-U.S. Plans | | | U.S. Plans | | | Non-U.S. Plans | | |
(in millions)	**2023**	2022	2021	**2023**	2022	2021	**2023**	2022	2021	**2023**	2022	2021
Components of net periodic benefit cost:												
Service cost*	$ **5**	$ 5	$ 5	$ **16**	$ 18	$ 21	$ **1**	$ 1	$ 1	$ **—**	$ —	$ 1
Interest cost	**168**	109	92	**20**	10	9	**6**	4	3	**2**	1	2
Expected return on assets	**(193)**	(213)	(243)	**(21)**	(17)	(21)	**—**	—	—	**—**	—	—
Amortization of prior service cost (credit)	**—**	—	—	**3**	3	3	**—**	—	—	**(1)**	—	—
Amortization of net (gain) loss	**33**	24	33	**2**	4	7	**(5)**	—	—	**(3)**	(1)	1
Net periodic benefit cost (credit)	$ **13**	$ (75)	$ (113)	$ **20**	$ 18	$ 19	$ **2**	$ 5	$ 4	$ **(2)**	$ —	$ 4
Settlement loss	**84**	60	34	**—**	—	1	**—**	—	—	**—**	—	—
Net benefit cost (credit)	$ **97**	$ (15)	$ (79)	$ **20**	$ 18	$ 20	$ **2**	$ 5	$ 4	$ **(2)**	$ —	$ 4
Total recognized in AOCI	$ **136**	$ (117)	$ 332	$ **5**	$ 57	$ 65	$ **(8)**	$ 36	$ 10	$ **(2)**	$ 13	$ 27
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$ **40**	$ (102)	$ 411	$ **(14)**	$ 39	$ 45	$ **(10)**	$ 31	$ 6	$ **—**	$ 13	$ 23

* Reflects administrative fees for the U.S. pension plans.

Interest cost for pension and postretirement benefits for our U.S. plans and largest non-U.S. plans is measured using the spot rate approach, which applies specific spot rates along the yield curve to a plan's corresponding discounted cash flows that comprise the obligation. This method provides a more precise measurement of interest cost by aligning the timing of the plans' discounted cash flows to the corresponding spot rates on the yield curve. For certain non-U.S. plans, interest cost is measured utilizing a single weighted-average discount rate derived from the yield curve used to measure the benefit obligations.

A 100 basis point increase in the expected long-term rate of return would decrease the 2024 pension expense by approximately $38 million with all other items remaining the same. A 100 basis point increase in the discount rate would increase the 2024 pension expense by approximately $2 million. Conversely, a 100 basis point decrease in the discount rate would decrease the 2024 pension expense by approximately $3 million while a 100 basis point decrease in the expected long-term rate of return would increase the 2024 pension expense by approximately $38 million, with all other items remaining the same.

ASSUMPTIONS

The following table summarizes the weighted average assumptions used to determine the benefit obligations:

| | Pension | | Postretirement | |
	U.S. Plans	Non-U.S. Plans[a]	U.S. Plans	Non-U.S. Plans[a]
December 31, 2023				
Discount rate	**4.98 %**	**2.85 %**	**4.97 %**	**5.37 %**
Interest crediting rate	**4.94 %**	**1.40 %** [b]	**N/A**	**N/A**
Rate of compensation increase	**N/A** [c]	**2.42 %**	**N/A**	**N/A**
December 31, 2022				
Discount rate	5.22 %	2.51 %	5.19 %	5.23 %
Interest crediting rate	4.02 %	1.07 % [b]	N/A	N/A
Rate of compensation increase	N/A [c]	2.38 %	N/A	N/A

(a) The non-U.S. plans reflect those assumptions that were most appropriate for the local economic environments of each of the subsidiaries providing such benefits.

(b) Represents the weighted average interest crediting rate of non-U.S. cash balance plans primarily in Japan and Switzerland.

(c) Compensation increases are no longer applicable as the plan is frozen effective January 1, 2016.

The following table summarizes assumed health care cost trend rates for the U.S. plans:

At December 31,	2023	2022
Following year:		
Medical (before age 65)	**5.78 %**	6.01 %
Medical (age 65 and older)	**4.93 %**	4.95 %
Ultimate rate to which cost increase is assumed to decline	**4.00 %**	4.00 %
Year in which the ultimate trend rate is reached:		
Medical (before age 65)	**2046**	2046
Medical (age 65 and older)	**2046**	2046

The following table presents the weighted average assumptions used to determine the net periodic benefit costs:

	Pension		Postretirement	
	U.S. Plans	Non-U.S. Plans[a]	U.S. Plans	Non-U.S. Plans[a]
For the Year Ended December 31, 2023				
Discount rate	**5.22 %**	**2.51 %**	**5.19 %**	**5.23 %**
Interest crediting rate	**4.02 %**	**1.07 %** [b]	**N/A**	**N/A**
Rate of compensation increase	**N/A**	**2.38 %**	**N/A**	**N/A**
Expected return on assets	**6.25 %**	**2.67 %**	**N/A**	**N/A**
For the Year Ended December 31, 2022				
Discount rate	2.75 %	1.09 %	2.87 %	2.89 %
Interest crediting rate	2.06 %	0.70 % [b]	2.20 %	N/A
Rate of compensation increase	N/A	2.40 %	N/A	N/A
Expected return on assets	4.65 %	1.84 %	2.78 %	N/A
For the Year Ended December 31, 2021				
Discount rate	2.28 %	1.00 %	2.45 %	2.33 %
Interest crediting rate	1.57 %	0.72 % [b]	N/A	N/A
Rate of compensation increase	N/A	2.28 %	N/A	N/A
Expected return on assets	5.15 %	2.23 %	N/A	N/A

(a) The non-U.S. plans reflect those assumptions that were most appropriate for the local economic environments of each of the subsidiaries providing such benefits.

(b) Represents the weighted average interest crediting rate of non-U.S. cash balance plans primarily in Japan and Switzerland.

Discount Rate Methodology

The projected benefit cash flows under the U.S. AIG Retirement Plan were discounted using the spot rates derived from the Mercer U.S. Pension Discount Yield Curve (Mercer Yield Curve) at December 31, 2023 and 2022, which resulted in a single discount rate that would produce the same liability at the respective measurement dates. The discount rates were 4.98 percent at December 31, 2023 and 5.22 percent at December 31, 2022. The methodology was consistently applied for the respective years in determining the discount rates for the other U.S. pension plans.

In general, the discount rates for the non-U.S. plans were developed using a similar methodology to the U.S. AIG Retirement Plan, by using country-specific Mercer Yield Curves.

The projected benefit obligation for AIG's Japan pension plans represents approximately 54 percent and 54 percent of the total projected benefit obligations for our non-U.S. pension plans at December 31, 2023 and 2022, respectively. The weighted average discount rate of 1.48 percent and 1.12 percent at December 31, 2023 and 2022, respectively, was selected by reference to the Mercer Yield Curve for Japan.

Plan Assets

The investment strategy with respect to assets relating to our U.S. and non-U.S. pension plans is designed to achieve investment returns that will provide for the benefit obligations of the plans over the long term, limit the risk of short-term funding shortfalls and maintain liquidity sufficient to address cash needs. Accordingly, the asset allocation strategy is designed to maximize the investment rate of return while managing various risk factors, including, but not limited to, volatility relative to the benefit obligations, liquidity, and concentration, and incorporates the risk/return profile applicable to each asset class.

There were no shares of AIG Common Stock included in the U.S. and non-U.S. pension plans assets at December 31, 2023 or 2022.

U.S. Pension Plan

The assets of the qualified plan are monitored by the AIG U.S. Investment Committee and actively managed by the investment managers, which involves allocating the plan's assets among approved asset classes within ranges as permitted by the strategic allocation. The long-term strategic asset allocation historically has been reviewed and revised approximately every three years. The investment strategy is focused on de-risking the qualified plan via regular monitoring through liability driven investing and the glide path approach, where the glide path defines the target allocation for the "Return-Seeking" portion of the portfolio (i.e., growth assets) based on the funded ratio and level of interest rates. Under this approach, the allocation to growth assets is reduced and the allocation to liability-hedging assets is increased as the plan's funded ratio increases in accordance with the defined glide path.

The following table presents the asset allocation percentage by major asset class for the U.S. qualified plan and the target allocation for 2024 based on the plan's funded status at December 31, 2023:

At December 31,	Target 2024	Actual 2023	Actual 2022
Asset class:			
Equity securities	9 %	**8 %**	6 %
Fixed maturity securities	80	**77**	77
Other investments	11	**15**	17
Total	100 %	**100 %**	100 %

The expected weighted average long-term rate of return for the plan was 6.25 percent and 4.65 percent for 2023 and 2022, respectively. The expected weighted average rate of return is an aggregation of expected returns within each asset class category, weighted for the investment mix of the assets. The combination of the expected asset return and any contributions made by us are expected to maintain the plan's ability to meet all required benefit obligations. The expected asset return for each asset class was developed based on an approach that considers key fundamental drivers of the asset class returns in addition to historical returns, current market conditions, asset volatility and the expectations for future market returns.

Non-U.S. Pension Plans

The assets of the non-U.S. pension plans are held in various trusts in multiple countries and are invested primarily in equities and fixed maturity securities to maximize the long-term return on assets for a given level of risk.

The following table presents the asset allocation percentage by major asset class for non-U.S. pension plans and the target allocation:

At December 31,	Target 2024	Actual 2023	Actual 2022
Asset class:			
Equity securities	21 %	**19 %**	24 %
Fixed maturity securities	58	**45**	44
Other investments	17	**21**	23
Cash and cash equivalents	4	**15**	9
Total	100 %	**100 %**	100 %

The assets of AIG's Japan pension plans represent approximately 67 percent and 65 percent of total non-U.S. pension plan assets at December 31, 2023 and 2022, respectively. The expected long-term rate of return was 1.85 percent and 1.86 percent, for 2023 and 2022, respectively, and is evaluated by the Japanese Pension Investment Committee on a quarterly and annual basis along with various investment managers and is revised to achieve the optimal allocation to meet targeted funding levels if necessary. In addition, the funding policy is revised in accordance with local regulation every five years.

The expected weighted average long-term rate of return for all our non-U.S. pension plans was 2.67 percent and 1.84 percent for the years ended December 31, 2023 and 2022, respectively. It is an aggregation of expected returns within each asset class that was generally developed based on the building block approach that considers historical returns, current market conditions, asset volatility and the expectations for future market returns.

ASSETS MEASURED AT FAIR VALUE

The following table presents information about our plan assets and indicates the level of the fair value measurement based on the observability of the inputs used. The inputs and methodology used in determining the fair value of these assets are consistent with those used to measure our assets as discussed in Note 5 to the Consolidated Financial Statements.

(in millions)	U.S. Plans				Non-U.S. Plans			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
December 31, 2023								
Assets:								
Cash and cash equivalents	$ 54	$ —	$ —	$ 54	$ 108	$ —	$ —	$ 108
Equity securities:								
U.S.[a]	140	—	—	140	—	—	—	—
International[b]	4	—	—	4	104	35	—	139
Fixed maturity securities:								
U.S. investment grade[c]	24	2,230	10	2,264	—	—	—	—
International investment grade[c]	—	125	—	125	—	138	—	138
U.S. and international high yield[d]	—	33	—	33	—	192	—	192
Mortgage and other asset-backed securities	—	59	1	60	—	—	—	—
Other fixed maturity securities	—	12	—	12	—	—	—	—
Other investment types[e]:								
Futures	10	—	—	10	—	—	—	—
Insurance contracts	—	9	—	9	—	—	138	138
Mutual funds[g]	—	—	—	—	—	19	—	19
Total	$ 232	$ 2,468	$ 11	$ 2,711	$ 212	$ 384	$ 138	$ 734
December 31, 2022								
Assets:								
Cash and cash equivalents	$ 119	$ —	$ —	$ 119	$ 64	$ —	$ —	$ 64
Equity securities:								
U.S.[a]	90	—	—	90	—	—	—	—
International[b]	5	—	—	5	130	44	—	174
Fixed maturity securities:								
U.S. investment grade[c]	45	2,213	10	2,268	—	—	—	—
International investment grade[c]	—	177	—	177	—	140	—	140
U.S. and international high yield[d]	—	58	—	58	—	184	—	184
Mortgage and other asset-backed securities	—	43	5	48	—	—	—	—
Other investment types[e]:								
Futures	(15)	—	—	(15)	—	—	—	—
Direct private equity[f]	—	—	5	5	—	—	—	—
Insurance contracts	—	10	—	10	—	—	134	134
Mutual funds[g]	—	—	—	—	—	35	—	35
Total	$ 244	$ 2,501	$ 20	$ 2,765	$ 194	$ 403	$ 134	$ 731

(a) Includes passive and active U.S. equity strategies.

(b) Includes passive and active international equity strategies.

(c) Includes investments in U.S. and non-U.S. government issued bonds, U.S. government agency or sponsored agency bonds, and investment grade corporate bonds.

(d) Consists primarily of investments in securities or debt obligations that have a rating below investment grade.

(e) Excludes investments that are measured at fair value using the NAV per share (or its equivalent), which totaled $517 million and $580 million at December 31, 2023 and 2022, respectively.

(f) Comprised of private capital financing including private debt and private equity securities.

(g) Comprised of mutual fund investing in variety of equity, derivatives, and bonds.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in these securities. Based on our investment strategy, we had no significant concentrations of risks at December 31, 2023.

Changes in Level 3 Fair Value Measurements

The following table presents changes in our U.S. and non-U.S. Level 3 plan assets measured at fair value:

December 31, 2023 (in millions)	Balance Beginning of year	Net Realized and Unrealized Gains (Losses)	Purchases	Sales	Issuances	Settlements	Transfers In	Transfers Out	Balance at End of Year	Changes in Unrealized Gains (Losses) on Instruments Held at End of Year	Changes in Unrealized Gains (Losses) included in other Comprehensive Income (Loss) for Recurring Level 3 Instruments Held at End of Year
U.S. Plan Assets:											
Fixed maturity securities											
U.S. investment grade	$ 10	$ 1	$ —	$ (1)	$ —	$ —	$ —	$ —	$ 10	$ 1	$ —
Mortgage and other asset backed securities	5	—	—	(4)	—	—	—	—	1	1	—
Direct private equity	5	(5)	—	—	—	—	—	—	—	(5)	—
Total	$ 20	$ (4)	$ —	$ (5)	$ —	$ —	$ —	$ —	$ 11	$ (3)	$ —
Non-U.S. Plan Assets:											
Insurance contracts	$ 134	$ 6	$ 1	$ —	$ —	$ (3)	$ —	$ —	$ 138	$ —	$ —
Total	$ 134	$ 6	$ 1	$ —	$ —	$ (3)	$ —	$ —	$ 138	$ —	$ —
December 31, 2022											
U.S. Plan Assets:											
Fixed maturity securities											
U.S. investment grade	$ 16	$ (4)	$ 4	$ —	$ —	$ —	$ —	$ (6)	$ 10	$ (4)	$ —
Mortgage and other asset backed securities	1	(1)	3	—	—	—	2	—	5	(1)	—
Direct private equity	8	(1)	—	(2)	—	—	—	—	5	(2)	—
Total	$ 25	$ (6)	$ 7	$ (2)	$ —	$ —	$ 2	$ (6)	$ 20	$ (7)	$ —
Non-U.S. Plan Assets:											
Insurance contracts	$ 171	$ (43)	$ 4	$ —	$ —	$ —	$ 2	$ —	$ 134	$ —	$ —
Total	$ 171	$ (43)	$ 4	$ —	$ —	$ —	$ 2	$ —	$ 134	$ —	$ —

EXPECTED CASH FLOWS

Funding for the qualified plan ranges from the minimum amount required by ERISA to the maximum amount that would be deductible for U.S. tax purposes. Contributed amounts in excess of the minimum amounts are deemed voluntary. Amounts in excess of the maximum amount would be subject to an excise tax and may not be deductible under the Internal Revenue Code. There are no minimum required cash contributions in 2023 for the U.S. AIG Retirement Plan. The non-qualified and postretirement plans' benefit payments are deductible when paid to participants.

Our annual pension contribution in 2024 is expected to be approximately $59 million for our U.S. and non-U.S. pension plans. This estimate is subject to change, since contribution decisions are affected by various factors including our liquidity, market performance and management's discretion.

The expected future benefit payments, net of participants' contributions, with respect to the defined benefit pension plans and other postretirement benefit plans, are as follows:

	Pension		Postretirement	
(in millions)	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
2024	$ 270	$ 43	$ 11	$ 1
2025	264	45	11	2
2026	267	47	10	2
2027	265	49	10	2
2028	265	53	9	2
2029-2033	1,216	255	43	10

DEFINED CONTRIBUTION PLANS

AIG Parent sponsors several defined contribution plans for U.S. employees that provide for pre-tax salary reduction contributions by employees. The most significant plan is the AIG Incentive Savings Plan (ISP), for which the matching contribution is 100 percent of the first 6% of a participant's contributions, subject to the IRS-imposed limitations. Participants in the AIG ISP receive an additional fully vested, non-elective, non-discretionary contribution equal to 3% of the participant's eligible compensation for the plan year, paid each pay period regardless of whether the participant currently contributes to the plan, and subject to the IRS-imposed limitations. Our pre-tax expenses associated with these plans were $163 million,$176 million and $183 million in 2023, 2022 and 2021, respectively.

On August 22, 2022, Corebridge participants' accounts in the AIG ISP were transferred to the Corebridge Financial Inc. Retirement Savings 401(k) Plan. Corebridge contributions relating to these plans were $68 million, $76 million and $74 million for the years ended December 31, 2023, 2022 and 2021, respectively.

23. Income Taxes

U.S. TAX LAW CHANGES

The Inflation Reduction Act of 2022 (H.R. 5376) includes a 15 percent corporate alternative minimum tax (CAMT) on adjusted financial statement income for corporations with average profits over $1 billion over a three-year period. Although the U.S. Treasury and Internal Revenue Service (IRS) issued interim CAMT guidance during 2023, many details and specifics of application of the CAMT remain subject to future guidance. We are subject to CAMT for 2023.

BASIS OF PRESENTATION

We file a consolidated U.S. federal income tax return with our eligible U.S. subsidiaries. Income earned by subsidiaries operating outside the U.S. is taxed, and income tax expense is recorded, based on applicable U.S. and foreign laws.

Following the IPO of Corebridge on September 19, 2022, AIG's remaining ownership in Corebridge decreased below 80 percent, resulting in tax deconsolidation of Corebridge parent and its subsidiaries from the AIG consolidated U.S. federal income tax group as well as certain state and local jurisdictions where unitary returns are filed.

Subsequent to the tax deconsolidation from AIG, due to the application of relevant U.S. tax laws, American General Corporation and its directly owned life insurance subsidiaries will not be permitted to join in the filing of a consolidated U.S. federal income tax return with Corebridge parent and its non-life-insurance subsidiaries for a period of five years. Corebridge's net operating losses and tax credit carryforwards that have not been utilized prior to tax deconsolidation from AIG will remain with the relevant Corebridge entities and will be available for utilization by the respective Corebridge U.S. federal income tax groups. The realizability of the deferred tax assets related to such carryforwards is based on the positive and negative evidence applicable to each U.S. federal income tax group.

TAX ACCOUNTING POLICIES

We use an item-by-item approach to release the stranded or disproportionate income tax effects in AOCI related to our available-for-sale securities. Under this approach, a portion of the disproportionate tax effects is assigned to each individual security lot at the date the amount becomes lodged. When the individual securities are sold, mature, or are otherwise impaired on an other-than-temporary basis, the assigned portion of the disproportionate tax effect is reclassified from AOCI to income (loss) from continuing operations.

We consider our foreign earnings with respect to certain operations in Canada, South Africa, Japan, Latin America, Bermuda as well as the European, Asia Pacific and Middle East regions to be indefinitely reinvested. These earnings relate to ongoing operations and have been reinvested in active business operations. A deferred tax liability has not been recorded for those foreign subsidiaries whose earnings are considered to be indefinitely reinvested. If recorded, such deferred tax liability would not be material to our consolidated financial condition. Deferred taxes, if necessary, have been provided on earnings of non-U.S. affiliates whose earnings are not indefinitely reinvested.

Global Intangible Low-Taxed Income (GILTI) imposes U.S. taxes on the excess of a deemed return on tangible assets of certain foreign subsidiaries. Consistent with accounting guidance, we have made an accounting policy election to treat GILTI taxes as a period tax charge in the period the tax is incurred.

EFFECTIVE TAX RATE

The following table presents income (loss) from continuing operations before income tax expense (benefit) by U.S. and foreign location in which such pre-tax income (loss) was earned or incurred:

Years Ended December 31, (in millions)		2023		2022		2021
U.S.	$	**1,885**	$	12,431	$	11,041
Foreign		**1,973**		1,868		2,306
Total	$	**3,858**	$	14,299	$	13,347

The following table presents the income tax expense (benefit) attributable to pre-tax income (loss) from continuing operations:

Years Ended December 31, (in millions)	2023	2022	2021
Foreign and U.S. components of actual income tax expense (benefit):			
U.S.:			
Current	$ 68	$ 246	$ (216)
Deferred	(564)	2,363	2,443
Foreign:			
Current	423	271	171
Deferred	53	145	43
Total	$ (20)	$ 3,025	$ 2,441

Our actual income tax expense (benefit) differs from the statutory U.S. federal amount computed by applying the federal income tax rate due to the following:

Years Ended December 31, (dollars in millions)	2023			2022			2021		
	Pre-Tax Income (Loss)	Tax Expense (Benefit)	Percent of Pre-Tax Income (Loss)	Pre-Tax Income (Loss)	Tax Expense (Benefit)	Percent of Pre-Tax Income (Loss)	Pre-Tax Income (Loss)	Tax Expense (Benefit)	Percent of Pre-Tax Income (Loss)
U.S. federal income tax at statutory rate	$ 3,858	$ 810	21.0 %	$ 14,298	$ 3,003	21.0 %	$ 13,347	$ 2,802	21.0 %
Adjustments:									
Tax exempt interest		(14)	(0.4)		(18)	(0.1)		(18)	(0.1)
Uncertain tax positions[a]		162	4.2		(17)	(0.1)		(9)	(0.1)
Reclassifications from AOCI		(45)	(1.2)		(81)	(0.6)		(109)	(0.8)
Dispositions of subsidiaries[b]		(382)	(9.9)		—	—		11	0.1
Non-controlling interest		14	0.4		(31)	(0.2)		(97)	(0.7)
Non-deductible transfer pricing charges		16	0.4		12	0.1		16	0.1
Dividends received deduction		(60)	(1.6)		(36)	(0.3)		(37)	(0.3)
Effect of foreign operations[c]		176	4.6		150	1.0		136	1.0
Share-based compensation payments excess tax effect		(31)	(0.8)		(19)	(0.1)		16	0.1
State and local income taxes		10	0.3		47	0.3		38	0.3
Expiration of tax attribute carryforwards		—	—		—	—		16	0.1
Tax audit resolution[a]		(494)	(12.8)		—	—		(935)	(7.0)
Affiliated dividend income, net of dividends received deduction		59	1.5		—	—		—	—
Other[d]		116	3.1		40	0.4		(107)	(0.8)
Valuation allowance:									
Continuing operations		(357)	(9.3)		(25)	(0.2)		718	5.4
Consolidated total amounts	3,858	(20)	(0.5)	14,298	3,025	21.2	$ 13,347	2,441	18.3
Amounts attributable to discontinued operations	—	—	—	(1)	—	—	—	—	—
Amounts attributable to continuing operations	$ 3,858	$ (20)	(0.5)%	$ 14,299	$ 3,025	21.2 %	$ 13,347	$ 2,441	18.3 %

(a) Refer to the Accounting for Uncertainty in Income Taxes section below for further discussion on 2023 and 2021 tax audit resolution activity.

(b) Tax implications of the sales of certain AIG and Corebridge subsidiaries, including Validus Re and Laya, as well as tax implications of Corebridge secondary offerings and the announced sale of AIG Life.

(c) Effect of foreign operations is primarily related to income and losses in our foreign operations taxed at statutory tax rates different than 21 percent, and foreign income subject to U.S. taxation.

(d) Primarily includes tax charges associated with tax adjustments related to prior year returns.

DEFERRED TAX ASSET

The following table presents the components of the net deferred tax assets (liabilities):

December 31, (in millions)	2023	2022
Deferred tax assets:		
Losses and tax credit carryforwards	$ 6,107	$ 6,868
Basis differences on investments	3,441	2,652
Life policy reserves	1,589	1,622
Accruals not currently deductible, and other	89	392
Investments in foreign subsidiaries	66	—
Loss reserve discount	424	352
Loan loss and other reserves	51	62
Unearned premium reserve reduction	87	294
Fixed assets and intangible assets	1,487	1,081
Unrealized losses related to available for sale debt securities	4,728	6,519
Employee benefits	344	382
Market risk benefit	1,010	827
Other	356	458
Total deferred tax assets	19,779	21,509
Deferred tax liabilities:		
Investments in foreign subsidiaries	—	(41)
Deferred policy acquisition costs	(1,853)	(1,847)
Fortitude Re funds withheld embedded derivative	(711)	(862)
Total deferred tax liabilities	(2,564)	(2,750)
Net deferred tax assets before valuation allowance	17,215	18,759
Valuation allowance	(3,116)	(4,250)
Net deferred tax assets (liabilities)	$ 14,099	$ 14,509

The following table presents AIG's U.S. consolidated federal income tax group tax losses and credits carryforwards.

December 31, 2023		Tax	Carryforward Period Ending Tax Year[b]						Unlimited Carryforward Period and Carryforward Periods[b]
(in millions)	Gross	Effected	2024	2025	2026	2027	2028	2029	2030 - After
Net operating loss carryforwards	$ 21,968	$ 4,613	$ —	$ —	$ —	$ —	$ 2,660	$ 178	$ 1,775
Other carryforwards		67	—	—	—	—	—	—	67
Total AIG U.S. consolidated federal income tax group tax losses and credits carryforwards on a U.S. GAAP basis[a]		$ 4,680	$ —	$ —	$ —	$ —	$ 2,660	$ 178	$ 1,842

(a) Financial reporting basis reflects the impact of unrecognized tax benefits for tax years in which tax attributes can be realized through carryback upon settlement.

(b) Carryforward periods are based on U.S. tax laws governing utilization of tax attributes. Expiration periods are based on the year the carryforward was generated.

ASSESSMENT OF DEFERRED TAX ASSET VALUATION ALLOWANCE

The evaluation of the recoverability of our deferred tax asset and the need for a valuation allowance requires us to weigh all positive and negative evidence to reach a conclusion that it is more likely than not that all or some portion of the deferred tax asset will not be realized. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed.

Although the 2022 tax deconsolidation of Corebridge from the AIG consolidated U.S. federal income tax group resulted in the formation of new federal tax filing groups requiring separate deferred tax asset realizability assessments, there was no material change to the total deferred tax asset valuation allowance.

During the fourth quarter, taxable income projections were updated to reflect 2023 results, updated projections of income for our insurance and non-insurance companies, and taxable income generated from prudent and feasible tax planning strategies. While there was improvement in projected tax attribute utilization, given there is a shorter carryforward period to utilize remaining net operating losses, we continue to consider multiple data points and stresses. Additionally, recent events, including changes in target interest rates by the Board of Governors of the Federal Reserve System, and significant market volatility, continue to impact actual and projected results of our business operations as well as our views on potential effectiveness of certain prudent and feasible tax planning strategies. In order to demonstrate the predictability and sufficiency of future taxable income necessary to support the

realizability of the net operating losses and foreign tax credit carryforwards, we have considered forecasts of future income for each of our businesses, including assumptions about future macroeconomic and AIG-specific conditions and events, and any impact these conditions and events may have on our prudent and feasible tax planning strategies. We also subjected the forecasts to a variety of stresses of key assumptions and evaluated the effect on tax attribute utilization.

After factoring in multiple data points and assessing the relative weight of all positive and negative evidence, we concluded that valuation allowance of $300 million should remain on a portion of AIG's U.S. federal consolidated income tax group tax attribute carryforwards that are not more likely than not to be realized, and reduced our beginning of the year valuation allowance by $405 million. Additionally, we recorded valuation allowance reduction of $8 million related to the write-off of net operating loss carryforwards from acquired entities that are not usable by AIG under the tax law. Accordingly, during the fourth quarter of 2023, we recorded total reduction in valuation allowance of $413 million.

As of December 31, 2023, we reported a valuation allowance of $162 million related to Corebridge. The valuation allowance at Corebridge relates to a portion of both tax attribute carryforwards and certain other deferred tax assets of the Corebridge non-life insurance group that are not more-likely-than-not to be realized. For the twelve months ended December 31, 2023, Corebridge recorded an $11 million increase in valuation allowance.

For the twelve months ended December 31, 2023, recent changes in market conditions, including changes in interest rates, impacted the unrealized tax gains and losses in the available for sale securities portfolios of both our U.S. life insurance and non-life insurance companies, resulting in a decrease to deferred tax assets related to net unrealized tax capital losses. The deferred tax assets relate to the unrealized tax capital losses for which the carryforward period has not yet begun, and as such, when assessing recoverability, we consider our ability and intent to hold the underlying securities to recovery. As of December 31, 2023, based on all available evidence, we concluded that a valuation allowance of $1.6 billion is necessary on a portion of the deferred tax assets related to unrealized tax capital losses that are not more-likely-than-not to be realized. Of the total valuation allowance, $1.0 billion relates to the unrealized tax capital losses in the U.S. Life Insurance Companies' available for sale securities portfolio and $550 million relates to the unrealized tax capital losses in the non-life insurance companies' available for sale securities portfolio. For the twelve months ended December 31, 2023, we recorded a decrease in valuation allowance of $397 million associated with the unrealized tax capital losses in the U.S. Life Insurance Companies' available for sale securities portfolio and $355 million associated with the unrealized tax capital losses in the non-life insurance companies' available for sale securities portfolio. For the three months ended December 31, 2023, we recorded a decrease in valuation allowance of $511 million associated with the unrealized tax capital losses in the U.S. Life Insurance Companies' available for sale securities portfolio and $355 million associated with the unrealized tax capital losses in the non-life insurance companies' available for sale securities portfolio. The valuation allowance decrease was primarily allocated to other comprehensive income.

For the twelve months ended December 31, 2023, we recognized a net $44 million increase in deferred tax asset valuation allowance associated with certain foreign and state jurisdictions.

The following table presents the net deferred tax assets (liabilities) at December 31, 2023 and 2022 on a U.S. GAAP basis:

December 31, (in millions)	2023	2022
Net U.S. deferred tax assets	$ 11,317	$ 10,831
Net deferred tax assets (liabilities) in AOCI	4,286	5,881
Valuation allowance	(2,006)	(3,128)
Subtotal	**13,597**	13,584
Net foreign, state and local deferred tax assets	1,958	2,342
Valuation allowance	(1,110)	(1,122)
Subtotal	**848**	1,220
Subtotal - Net U.S., foreign, state and local deferred tax assets	**14,445**	14,804
Net foreign, state and local deferred tax liabilities	(346)	(295)
Total AIG net deferred tax assets (liabilities)	$ **14,099**	$ 14,509

TAX EXAMINATIONS

We are currently under examination by the IRS for the tax years 2011 through 2019, and are engaging in the Appeals process for certain disagreed issues related to tax years 2007 through 2010.

Listed below are the tax years that remain subject to examination by major tax jurisdictions:

At December 31, 2023	Open Tax Years
Major Tax Jurisdiction	
United States	2007-2022
Australia	2019-2022
Canada	2019-2022
France	2022-2022
Japan	2017-2022
Korea	2015-2022
Singapore	2019-2022
United Kingdom	2022-2022

ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

The following table presents a reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits, excluding interest and penalties:

Years Ended December 31,						
(in millions)		**2023**		2022		2021
Gross unrecognized tax benefits, beginning of year	$	**1,191**	$	1,157	$	2,343
Increases in tax positions for prior years		**200**		29		22
Decreases in tax positions for prior years		**(4)**		(33)		(1,233)
Increases in tax positions for current year		**—**		59		37
Lapse in statute of limitations		**—**		(21)		—
Settlements		**—**		—		(12)
Gross unrecognized tax benefits, end of year	$	**1,387**	$	1,191	$	1,157

The activity in unrecognized tax benefits for the year ended December 31, 2023 is primarily attributable to the potential resolution of an IRS audit matter. There was no significant activity in unrecognized tax benefits for the year ended December 31, 2022. The activity in unrecognized tax benefits for the year ended December 31, 2021 is primarily attributable to effective settlement of reserves for uncertain tax positions due to the completion of audit activity by the IRS and New York State.

At December 31, 2023 and 2022 and 2021, the amounts of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate were $1.4 billion, $1.2 billion and $1.1 billion, respectively. Unrecognized tax benefits that would not affect the effective tax rate generally relate to such factors as the timing, rather than the permissibility of the deduction.

Interest and penalties related to unrecognized tax benefits are recognized in income tax expense. At December 31, 2023, 2022 and 2021, we had accrued liabilities of $52 million, $63 million and $69 million, respectively for the payment of interest (net of the federal benefit) and penalties. For the years ended December 31, 2023, 2022, and 2021, we accrued expense (benefit) of $(11) million, $(2) million, and $(207) million, respectively, for the payment of interest and penalties. There was no significant activity in interest and penalties related to unrecognized tax benefit for the years 2023 or 2022. The activity in 2021 was primarily related to the completion of audit activity by the IRS and New York State.

Although it is reasonably possible that a change in the balance of unrecognized tax benefits may occur within the next 12 months, based on the information currently available, we do not expect any change to be material to our consolidated financial condition.

Part II

ITEM 9 | Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A | Controls and Procedures

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Securities Exchange Act of 1934, as amended (the Exchange Act), is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. In connection with the preparation of this Annual Report on Form 10-K, an evaluation was carried out by AIG management, with the participation of AIG's Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2023. Based on this evaluation, AIG's Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2023.

Management's Report on Internal Control Over Financial Reporting

Management of AIG is responsible for establishing and maintaining adequate internal control over financial reporting. AIG's internal control over financial reporting is a process, under the supervision of AIG's Chief Executive Officer and Chief Financial Officer, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of AIG's financial statements for external purposes in accordance with U.S. GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

AIG management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

AIG management has concluded that, as of December 31, 2023, our internal control over financial reporting was effective based on the criteria articulated in the 2013 Internal Control – Integrated Framework issued by the COSO. The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

During the first quarter of 2023, AIG adopted Targeted Improvements to the Accounting for Long-Duration Contracts (LDTI), which resulted in a change to our recognition and measurement of long-duration contracts. In connection with the adoption of this standard, AIG changed processes, systems and controls related to certain of our long-duration contracts. Many of these controls are similar to those previously maintained under the historical GAAP framework but have been updated to reflect changes necessitated by the adoption of LDTI. There have been no other changes in our internal control over financial reporting (as defined in Rule 13a-15(f)) that have occurred during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B | Other Information

Our officers and directors (as defined in Rule 16a-1 under the Exchange Act) may, with Board approval, enter into plans for the purchase or sale of AIG Common Stock that are intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act. Other than as described below, during the three months ended December 31, 2023, none of the Company's directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

• Peter Zaffino, our Chairman & CEO, adopted a new trading plan effective December 15, 2023. The plan's maximum duration is until July 24, 2024, and first trades may not occur until March 15, 2024, at the earliest. The trading plan is intended to permit Mr. Zaffino to exercise up to 333,000 stock options expiring on July 24, 2024 and immediately sell the acquired shares.

The Rule 10b5-1 trading arrangement described above was adopted and precleared in accordance with AIG's Insider Trading Policy and actual sale transactions made pursuant to such trading arrangements will be disclosed publicly in future Section 16 filings with the SEC.

ITEM 9C | Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

ITEM 10 | Directors, Executive Officers and Corporate Governance

Other information required by Items 10, 11, 12, 13 and 14 of this Form 10-K but not included herein is incorporated by reference from the definitive proxy statement for AIG's 2024 Annual Meeting of Shareholders, which will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to Regulation 14A.

Our Executive Officers

Name	Current Title and Other Business Experience Since 2019
Peter Zaffino Age: 57 **SERVED AS OFFICER SINCE 2017**	• Chairman, President & Chief Executive Officer (since 2022) • President (since 2020) and Chief Executive Officer (since 2021) • Executive Vice President & Global Chief Operating Officer and Chief Executive Officer, General Insurance (2017-2019) • Executive Vice President & Global Chief Operating Officer (2017-2021)
Don Bailey Age: 58 **SERVED AS OFFICER SINCE 2023**	• Executive Vice President and Chief Executive Officer, North America Insurance (since 2024) • Executive Vice President, Global Head of Distribution and Field Operations (2023) • Partner, Bristlecone Partners (2017-2023)
Thomas Bolt Age: 67 **SERVED AS OFFICER SINCE 2022**	• Executive Vice President, Chief Risk Officer (since 2022) • Senior Vice President, Chief Underwriting Officer, General Insurance (2018-2022)
Ed Dandridge Age: 59 **SERVED AS OFFICER SINCE 2023**	• Executive Vice President and Chief Marketing & Communications Officer (since 2023) • President, ScaleWith (2023) • Senior Vice President, Chief Communications Officer, Boeing (2020-2022) • Chief Marketing and Communications Officer, General Insurance, AIG PC Global Services, Inc. (2018-2020)
Ted Devine Age: 60 **SERVED AS OFFICER SINCE 2023**	• Executive Vice President, Chief Administrative Officer (since 2024) • Global Head of AIG 200 (2021-2023) • Chief Executive Officer, Insureon (2012-2020)
Charlie Fry Age: 51 **SERVED AS OFFICER SINCE 2022**	• Executive Vice President, Reinsurance and Risk Capital Optimization (since 2022) • Chief Executive Officer of Acacia Holdings Ltd. (2020-2022) • Senior Vice President, Global Head of Reinsurance Strategy and Head of Global Portfolio Management for General Insurance (2017-2020)
Rose Marie Glazer Age: 57 **SERVED AS OFFICER SINCE 2022**	• Executive Vice President, General Counsel and Interim Chief Human Resources & Diversity Officer (since 2023) • Executive Vice President, Chief Human Resources & Diversity Officer (2023) • Executive Vice President, Chief Human Resources Officer (2022) • Executive Vice President, Chief Human Resources Officer & Corporate Secretary (2022) • Senior Vice President, Deputy General Counsel & Corporate Secretary (2019-2021) • Vice President, Deputy General Counsel & Corporate Secretary (2017-2019)
Jon Hancock Age: 58 **SERVED AS OFFICER SINCE 2024**	• Executive Vice President, Chief Executive Officer, International Insurance (since 2024) • Chief Executive Officer, International General Insurance (2020-2023) • Director of Performance Management, Lloyd's (2016-2020)

Name	Current Title and Other Business Experience Since 2019
Kevin Hogan Age: 61 **SERVED AS OFFICER SINCE 2013**	• President & Chief Executive Officer, Corebridge Financial, Inc. (since 2022) • Executive Vice President & Chief Executive Officer, AIG Life & Retirement (2013-2022)
David McElroy Age: 65 **SERVED AS OFFICER SINCE 2020**	• Executive Vice President, Chairman, General Insurance (since 2024) • Executive Vice President and Chief Executive Officer, General Insurance (2020-2024) • President & Chief Executive Officer, North America General Insurance (2019-2020)
Roshan Navagamuwa Age: 46 **SERVED AS OFFICER SINCE 2024**	• Executive Vice President, Chief Information Officer (since 2024) • Executive Vice President and Chief Information Officer, CVS Health (2012-2023)
Sabra Purtill Age: 61 **SERVED AS OFFICER SINCE 2021**	• Executive Vice President, Chief Financial Officer (since 2023) • Chief Investment Officer, Corebridge Financial, Inc. (2022-2023) • Executive Vice President, Chief Risk Officer (2021-2022) • Senior Vice President, Deputy Chief Financial Officer, Treasurer, Investor and Rating Agency Relations (2019-2021)
Chris Schaper Age: 59 **SERVED AS OFFICER SINCE 2023**	• Executive Vice President and Global Chief Underwriting Officer (since 2023) • Senior Vice President, General Insurance and Chief Executive Officer, AIG Re (2019-2023)
Claude Wade Age: 56 **SERVED AS OFFICER SINCE 2021**	• Executive Vice President, Chief Digital Officer and Global Head of Business Operations (since 2023) • Executive Vice President, Global Head of Operations & Shared Services and Chief Digital Officer (2021-2023) • Head of Client Experience & Atlanta Innovation Hub Leader, BlackRock Inc. (2017-2021)

ITEM 11 | Executive Compensation

See Item 10 herein.

ITEM 12 | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

See Item 10 herein.

ITEM 13 | Certain Relationships and Related Transactions, and Director Independence

See Item 10 herein.

ITEM 14 | Principal Accountant Fees and Services

See Item 10 herein.

Part IV

ITEM 15 | Exhibits and Financial Statement Schedules

(a) Financial Statements and Schedules. See accompanying Index to Financial Statements.

Exhibit Index

Exhibit Number	Description	Location
3	Articles of incorporation and by laws	
3(i)	Amended and Restated Certificate of Incorporation of AIG, amended and restated May 14, 2020	Incorporated by reference to Exhibit 3.1 to AIG's Current Report on Form 8-K filed with the SEC on May 15, 2020 (File No. 1-8787).
3(ii)	AIG By-laws, amended and restated December 9, 2020	Incorporated by reference to Exhibit 3.1 to AIG's Current Report on Form 8-K filed with the SEC on December 9, 2020 (File No. 1-8787).
4	Instruments defining the rights of security holders, including indentures	Certain instruments defining the rights of holders of long-term debt securities of AIG and its subsidiaries are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. AIG hereby undertakes to furnish to the Commission, upon request, copies of any such instruments.
	(1) Description of Registrant's Securities	Filed herewith.
	(2) Deposit Agreement, dated March 14, 2019, among AIG, Equiniti Trust Company, as depositary, and the holders from time to time of the depositary receipts described therein	Incorporated by reference to Exhibit 4.2 to AIG's Current Report on Form 8-K filed with the SEC on March 14, 2019 (File No. 1-8787).
	(3) Form of depositary receipt representing the Depository Shares (included in Exhibit A to Exhibit 4.2)	Incorporated by reference to Exhibit 4.2 to AIG's Current Report on Form 8-K filed with the SEC on March 14, 2019 (File No. 1-8787).
	(4) Indenture, dated April 5, 2022, between Corebridge Financial, Inc. and The Bank of New York Mellon, as Trustee	Incorporated by reference to Exhibit 4.1 to AIG's Current Report on Form 8-K, filed with the SEC on April 7, 2022 (File No. 1-8787).
	(5) First Supplemental Indenture, dated April 5, 2022, between Corebridge Financial, Inc. and The Bank of New York Mellon, as Trustee, relating to the 3.500% Senior Notes due 2025 (2025 Notes)	Incorporated by reference to Exhibit 4.2 to AIG's Current Report on Form 8-K, filed with the SEC on April 7, 2022 (File No. 1-8787).
	(6) Second Supplemental Indenture, dated April 5, 2022, between Corebridge Financial, Inc. and The Bank of New York Mellon, as Trustee, relating to the 3.650% Senior Notes due 2027 (2027 Notes)	Incorporated by reference to Exhibit 4.3 to AIG's Current Report on Form 8-K, filed with the SEC on April 7, 2022 (File No. 1-8787).
	(7) Third Supplemental Indenture, dated April 5, 2022, between Corebridge Financial, Inc. and The Bank of New York Mellon, as Trustee, relating to the 3.850% Senior Notes due 2029 (2029 Notes)	Incorporated by reference to Exhibit 4.4 to AIG's Current Report on Form 8-K, filed with the SEC on April 7, 2022 (File No. 1-8787).
	(8) Fourth Supplemental Indenture, dated April 5, 2022, between Corebridge Financial, Inc. and The Bank of New York Mellon, as Trustee, relating to the 3.900% Senior Notes due 2032 (2032 Notes)	Incorporated by reference to Exhibit 4.5 to AIG's Current Report on Form 8-K, filed with the SEC on April 7, 2022 (File No. 1-8787).
	(9) Fifth Supplemental Indenture, dated April 5, 2022, between Corebridge Financial, Inc. and The Bank of New York Mellon, as Trustee, relating to the 4.350% Senior Notes due 2042 (2042 Notes)	Incorporated by reference to Exhibit 4.6 to AIG's Current Report on Form 8-K, filed with the SEC on April 7, 2022 (File No. 1-8787).
	(10) Sixth Supplemental Indenture, dated April 5, 2022, between Corebridge Financial, Inc. and The Bank of New York Mellon, as Trustee, relating to the 4.400% Senior Notes due 2052 (2052 Notes)	Incorporated by reference to Exhibit 4.7 to AIG's Current Report on Form 8-K, filed with the SEC on April 7, 2022 (File No. 1-8787).
	(11) Form of the 2025 Notes (included in Exhibit 4.5)	Incorporated by reference to Exhibit 4.2 to AIG's Current Report on Form 8-K, filed with the SEC on April 7, 2022 (File No. 1-8787).
	(12) Form of the 2027 Notes (included in Exhibit 4.6)	Incorporated by reference to Exhibit 4.3 to AIG's Current Report on Form 8-K, filed with the SEC on April 7, 2022 (File No. 1-8787).
	(13) Form of the 2029 Notes (included in Exhibit 4.7)	Incorporated by reference to Exhibit 4.4 to AIG's Current Report on Form 8-K, filed with the SEC on April 7, 2022 (File No. 1-8787).
	(14) Form of the 2032 Notes (included in Exhibit 4.8)	Incorporated by reference to Exhibit 4.5 to AIG's Current Report on Form 8-K, filed with the SEC on April 7, 2022 (File No. 1-8787).
	(15) Form of the 2042 Notes (included in Exhibit 4.9)	Incorporated by reference to Exhibit 4.6 to AIG's Current Report on Form 8-K, filed with the SEC on April 7, 2022 (File No. 1-8787).

Exhibit Number	Description	Location
	(16) Form of the 2052 Notes (included in Exhibit 4.10)	Incorporated by reference to Exhibit 4.7 to AIG's Current Report on Form 8-K, filed with the SEC on April 7, 2022 (File No. 1-8787).
	(17) Forty-Second Supplemental Indenture, dated March 27, 2023, between AIG and The Bank of New York Mellon, as Trustee, relating to the 5.125% Notes due 2033 (2033 Notes)	Incorporated by reference to Exhibit 4.1 to AIG's Current Report on Form 8-K, filed with the SEC on March 27, 2023 (File No. 1-8787).
	(18) Form of the 2033 Notes (included in Exhibit 4.17)	Incorporated by reference to Exhibit 4.1 to AIG's Current Report on Form 8-K, filed with the SEC on March 27, 2023 (File No. 1-8787).
	(19) Seventh Supplemental Indenture, dated September 15, 2023, between Corebridge Financial, Inc. and The Bank of New York Mellon, as Trustee, relating to the 2033 Notes (2033 Corebridge Notes)	Filed herewith.
	(20) Form of the 2033 Corebridge Notes (included in Exhibit 4.19)	Filed herewith.
	(21) Eighth Supplemental Indenture, dated December 8, 2023, between Corebridge Financial, Inc. and The Bank of New York Mellon, as Trustee, relating to the 2034 Notes (2034 Notes)	Filed herewith.
	(22) Form of the 2034 Notes (included in Exhibit 4.21)	Filed herewith.
	(23) Subordinated Indenture, dated August 23, 2022, between Corebridge Financial, Inc. and The Bank of New York Mellon, as Trustee	Incorporated by reference to Exhibit 4.1 to AIG's Current Report on Form 8-K, filed with the SEC on August 23, 2022.
	(24) First Supplemental Indenture, dated August 23, 2022, between Corebridge Financial, Inc. and The Bank of New York Mellon, as Trustee, relating to the Hybrid Notes (Hybrid Notes)	Incorporated by reference to Exhibit 4.2 to AIG's Current Report on Form 8-K, filed with the SEC on August 23, 2022.
	(25) Form of Hybrid Notes (included in Exhibit 4.24)	Incorporated by reference to Exhibit 4.2 to AIG's Current Report on Form 8-K, filed with the SEC on August 23, 2022.
9	Voting Trust Agreement	None.
10	Material contracts	
	(1) American International Group, Inc. 2010 Stock Incentive Plan*	Incorporated by reference to Appendix B in AIG's Definitive Proxy Statement, dated April 12, 2010 (Filed No. 1-8787).
	(2) AIG 2010 Stock Incentive Plan Non-Employee Director Deferred Stock Units (DSU) Award Agreement*	Incorporated by reference to Exhibit 10.14 to AIG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (File No. 1-8787).
	(3) Letter Agreement, dated August 14, 2013, between AIG and Kevin Hogan*	Incorporated by reference to Exhibit 10.2 to AIG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 (File No. 1-8787).
	(4) Non-Solicitation and Non-Disclosure Agreement, dated August 14, 2013, between AIG and Kevin Hogan*	Incorporated by reference to Exhibit 10.3 to AIG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 (File No. 1-8787).
	(5) Executive Officer Form of Release and Restrictive Covenant Agreement*	Incorporated by reference to Exhibit 10.5 to AIG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 (File No. 1-8787).
	(6) Master Transaction Agreement, dated as of April 19, 2011, by and among American Home Assurance Company, Chartis Casualty Company (f/k/a American International South Insurance Company), Chartis Property Casualty Company (f/k/a AIG Casualty Company), Commerce and Industry Insurance Company, Granite State Insurance Company, Illinois National Insurance Co., National Union Fire Insurance Company of Pittsburgh, Pa., New Hampshire Insurance Company, The Insurance Company of the State of Pennsylvania, Chartis Select Insurance Company (f/k/a AIG Excess Liability Insurance Company Ltd.), Chartis Specialty Insurance Company (f/k/a American International Specialty Lines Insurance Company), Landmark Insurance Company, Lexington Insurance Company, AIU Insurance Company, American International Reinsurance Company, Ltd. and American Home Assurance Company, National Union Fire Insurance Company of Pittsburgh, Pa., New Hampshire Insurance Company and Chartis Overseas Limited acting as members of the Chartis Overseas Association as respects business written or assumed by or from affiliated companies of Chartis Inc. (collectively, the Reinsureds), Eaglestone Reinsurance Company and National Indemnity Company	Incorporated by reference to Exhibit 10.6 to AIG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (File No. 1-8787).
	(7) AIG Clawback Policy (as amended and restated effective December 1, 2023)*	Filed herewith.
	(8) AIG 2013 Omnibus Incentive Plan*	Incorporated by reference to Appendix B in AIG's Definitive Proxy Statement on Schedule 14A, dated April 4, 2013 (File No. 1-8787).
	(9) Form of AIG 2013 Omnibus Incentive Plan Non-Employee Director DSU Award Agreement*	Incorporated by reference to Exhibit 10.52 to AIG's Annual Report on Form 10-K for the year ended December 31, 2016 (File No. 1-8787).

Exhibit Number	Description	Location
(10)	Aggregate Excess of Loss Reinsurance Agreement, dated January 20, 2017, by and between AIG Assurance Company, AIG Property Casualty Company, AIG Specialty Insurance Company, AIU Insurance Company, American Home Assurance Company, Commerce and Industry Insurance Company, Granite State Insurance Company, Illinois National Insurance Co., Lexington Insurance Company, National Union Fire Insurance Company of Pittsburgh, Pa., New Hampshire Insurance Company and The Insurance Company Of The State Of Pennsylvania and National Indemnity Company (portions of this exhibit have been redacted pursuant to a request for confidential treatment)	Incorporated by reference to Exhibit 10.1 to AIG's Current Report on Form 8-K filed with the SEC on February 14, 2017 (File No. 1-8787).
(11)	Trust Agreement, dated January 20, 2017, by and among National Union Fire Insurance Company of Pittsburgh, Pa., National Indemnity Company, and Wells Fargo Bank, National Association (portions of this exhibit have been redacted pursuant to a request for confidential treatment)	Incorporated by reference to Exhibit 10.2 to AIG's Current Report on Form 8-K filed with the SEC on February 14, 2017 (File No. 1-8787).
(12)	Parental Guarantee Agreement, dated January 20, 2017, by Berkshire Hathaway Inc. in favor of National Union Fire Insurance Company of Pittsburgh, Pa.	Incorporated by reference to Exhibit 10.3 to AIG's Current Report on Form 8-K filed with the SEC on February 14, 2017 (File No. 1-8787).
(13)	Form of Stock Option Award Agreement, between American International Group, Inc. and Brian Duperreault*	Incorporated by reference to Exhibit 10.2 to AIG's Current Report on Form 8-K filed with the SEC on May 15, 2017 (File No. 1-8787).
(14)	Form of Stock Option Award Agreement, between American International Group, Inc. and Peter Zaffino*	Incorporated by reference to Exhibit 10.2 to AIG's Current Report on Form 8-K filed with the SEC on July 6, 2017 (File No. 1-8787).
(15)	Form of Long Term Incentive Stock Option Award Agreement (as of December 2017)*	Incorporated by reference to Exhibit 10.60 to AIG's Annual Report on Form 10-K for the year ended December 31, 2017 (File No. 1-8787).
(16)	Description of Non-Management Director Compensation*	Incorporated by reference to "Compensation of Directors" in AIG's Definitive Proxy Statement on Schedule 14A, dated March 29, 2023 (File No. 1-8787).
(17)	Letter Agreement, dated May 10, 2018, between AIG and Mark Lyons*	Incorporated by reference to Exhibit 10.1 to AIG's Current Report on Form 8-K/A, Amendment No. 1, filed with the SEC on December 14, 2018 (File No. 1-8787).
(18)	Non-Solicitation and Non-Disclosure Agreement, dated May 13, 2018, between AIG and Mark Lyons*	Incorporated by reference to Exhibit 10.2 to AIG's Current Report on Form 8-K/A, Amendment No. 1, filed with the SEC on December 14, 2018 (File No. 1-8787).
(19)	Form of AIG Long Term Incentive Award Agreement (as of January 2020)*	Incorporated by reference to Exhibit 10.49 to AIG's Annual Report on Form 10-K, filed with the SEC on February 21, 2020 (File No. 1-8787).
(20)	Amended and Restated Combination Coinsurance and Modified Coinsurance Agreement by and between American General Life Insurance Company and Fortitude Reinsurance Company, Ltd., effective as of June 1, 2020 (portions of this exhibit have been redacted pursuant to a request for confidential treatment)	Incorporated by reference to Exhibit 10.1 to AIG's Quarterly Report on Form 10-Q, filed with the SEC on August 4, 2020 (File No. 1-8787).
(21)	AIG 2012 Executive Severance Plan (as amended and restated February 2021)*	Incorporated by reference to Exhibit 10.35 to AIG's Annual Report on Form 10-K, filed with the SEC on February 19, 2021 (File No. 1-8787).
(22)	AIG Non-Qualified Retirement Income Plan (as amended and restated February 2021)*	Incorporated by reference to Exhibit 10.37 to AIG's Annual Report on Form 10-K, filed with the SEC on February 19, 2021 (File No. 1-8787).
(23)	American International Group, Inc. 2021 Omnibus Incentive Plan	Incorporated by reference to Appendix B to AIG's Definitive Proxy Statement filed with the Commission on March 30, 2021 (File No. 001-08787).
(24)	AIG Long Term Incentive Plan Form of Award Agreement (April 2021)*	Incorporated by reference to Exhibit 10.7 to AIG's Quarterly Report on Form 10-Q, filed with the SEC on May 7, 2021 (File No. 1-8787).
(25)	AIG Long Term Incentive Plan Form of Award Agreement (September 2021)*	Incorporated by reference to Exhibit 10.4 to AIG's Quarterly Report on Form 10-Q, filed with the SEC on November 5, 2021 (File No. 1-8787).
(26)	Form of AIG 2021 Omnibus Incentive Plan Non-Employee Director DSU Award Agreement*	Incorporated by reference to Exhibit 10.41 to AIG's Annual Report on Form 10-K, filed with the SEC on February 17, 2022 (File No. 1-8787).
(27)	Credit Agreement, dated as of November 19, 2021, among AIG, the subsidiary borrowers party thereto, the lenders party thereto, Bank of America, N.A., as Administrative Agent, and each Several L/C Agent party thereto	Incorporated by reference to Exhibit 10.1 to AIG's Current Report on Form 8-K filed with the SEC on November 22, 2021 (File No. 1-8787).
(28)	Letter Agreement, dated December 7, 2021, between AIG and Shane Fitzsimons*	Incorporated by reference to Exhibit 10.1 to AIG's Current Report on Form 8-K/A, Amendment No. 1, filed with the SEC on December 9, 2021 (File No. 1-8787).
(29)	3-Year Delayed Draw Term Agreement, dated as of February 25, 2022, among SAFG Retirement Services, Inc., as borrower, the lenders party thereto and the administrative agent party thereto	Incorporated by Reference to Exhibit 10.2 to AIG's Quarterly Report on Form 10-Q, filed with the SEC on May 5, 2022.
(30)	Form of Long-Term Incentive Award Agreement (as of March 2022)*	Incorporated by Reference to Exhibit 10.4 to AIG's Quarterly Report on Form 10-Q, filed with the SEC on May 5, 2022.

Exhibit Number	Description	Location
	(31) Revolving Credit Agreement, dated as of May 12, 2022 among Corebridge Financial, Inc., the subsidiary borrowers thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, and the several L/C agent party thereto	Incorporated by reference Exhibit 10.1 to AIG's Current Report on Form 8-K, filed with the SEC on May 13, 2022 (File No. 1-8787).
	(32) Amendment Letter, dated as of May 12, 2022, to the Credit Agreement among AIG, the subsidiary borrowers party thereto, the lenders party thereto, and Bank of America, N.A., as administrative agent, and each several L/C agent party thereto	Incorporated by Reference to Exhibit 10.2 to AIG's Quarterly Report on Form 10-Q, filed with the SEC on August 9, 2022 (File No. 1-8787).
	(33) Amendment Letter, dated as of May 11, 2022, to the 3-Year Delayed Draw Term Loan Agreement among Corebridge Financial, Inc., the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent	Incorporated by Reference to Exhibit 10.3 to AIG's Quarterly Report on Form 10-Q, filed with the SEC on August 9, 2022 (File No. 1-8787).
	(34) Amendment Letter, dated as of August 24, 2022, to the 3-Year Delayed Draw Term Loan Agreement among Corebridge Financial, Inc., the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent	Incorporated by Reference to Exhibit 10.1 to AIG's Quarterly Report on Form 10-Q, filed with the SEC on November 2, 2022 (File No. 1-8787).
	(35) Separation Agreement, dated as of September 14, 2022, by and between American International Group, Inc. and Corebridge Financial, Inc.	Incorporated by Reference to Exhibit 10.3 to AIG's Quarterly Report on Form 10-Q, filed with the SEC on November 2, 2022 (File No. 1-8787).
	(36) Registration Rights Agreement, dated as of September 14, 2022, by and between American International Group, Inc. and Corebridge Financial, Inc.	Incorporated by Reference to Exhibit 10.4 to AIG's Quarterly Report on Form 10-Q, filed with the SEC on November 2, 2022 (File No. 1-8787).
	(37) Transition Services Agreement, dated as of September 14, 2022, by and between American International Group, Inc. and Corebridge Financial, Inc.	Incorporated by Reference to Exhibit 10.5 to AIG's Quarterly Report on Form 10-Q, filed with the SEC on November 2, 2022 (File No. 1-8787).
	(38) Trademark License Agreement, dated as of September 14, 2022, by and between American International Group, Inc. and Corebridge Financial, Inc.	Incorporated by Reference to Exhibit 10.6 to AIG's Quarterly Report on Form 10-Q, filed with the SEC on November 2, 2022 (File No. 1-8787).
	(39) Intellectual Property Assignment Agreement, dated as of September 14, 2022, by and between American International Group, Inc. and Corebridge Financial, Inc.	Incorporated by Reference to Exhibit 10.7 to AIG's Quarterly Report on Form 10-Q, filed with the SEC on November 2, 2022 (File No. 1-8787).
	(40) Grantback License Agreement, dated as of September 14, 2022, by and between American International Group, Inc. and Corebridge Financial, Inc.	Incorporated by Reference to Exhibit 10.8 to AIG's Quarterly Report on Form 10-Q, filed with the SEC on November 2, 2022 (File No. 1-8787).
	(41) Employee Matters Agreement, dated as of September 14, 2022, by and between American International Group, Inc. and Corebridge Financial, Inc.	Incorporated by Reference to Exhibit 10.9 to AIG's Quarterly Report on Form 10-Q, filed with the SEC on November 2, 2022 (File No. 1-8787).
	(42) Tax Matters Agreement, dated as of September 14, 2022, by and between American International Group, Inc. and Corebridge Financial, Inc.	Incorporated by Reference to Exhibit 10.10 to AIG's Quarterly Report on Form 10-Q, filed with the SEC on November 2, 2022 (File No. 1-8787).
	(43) Employment Agreement, dated as of November 10, 2022, by and between American International Group, Inc. and Peter Zaffino*	Incorporated by reference to Exhibit 10.55 on AIG's Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 17, 2023 (File No. 1-8787).
	(44) RSU Award Agreement, between American International Group, Inc. and Peter Zaffino*	Incorporated by reference to Exhibit 10.56 on AIG's Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 17, 2023 (File No. 1-8787).
	(45) Settlement Agreement and Release, dated January 29, 2023, by and between American International Group, Inc. and Mark Lyons*	Incorporated by Reference to Exhibit 99.1 to AIG's Current Report on Form 8-K, filed with the SEC on January 30, 2023 (File No. 1-8787).
	(46) Letter Agreement, dated June 19, 2023, between AIG and Sabra Purtill*	Incorporated by Reference to Exhibit 10.1 to AIG's Quarterly Report on Form 10-Q, filed with the SEC on August 2, 2023 (File No. 1-8787).
	(47) Transition Agreement, dated September 1, 2023, between AIG and Lucy Fato*	Incorporated by Reference to Exhibit 10.1 to AIG's Quarterly Report on Form 10-Q, filed with the SEC on November 2, 2023 (File No. 1-8787).
	(48) Form of AIG 2021 Omnibus Incentive Plan Non-Employee Director Deferred Stock Units Award Agreement*	Incorporated by Reference to Exhibit 10.2 to AIG's Quarterly Report on Form 10-Q, filed with the SEC on November 2, 2023 (File No. 1-8787).
	(49) Financial Restatement Compensation Recoupment Policy (effective as of September 11, 2023)	Filed herewith.
	(50) AIG Long Term Incentive Plan (as amended and restated effective February 1, 2024)*	Filed herewith.
	(51) AIG Annual Short-Term Incentive Plan (as amended and restated effective February 1, 2024)*	Filed herewith.
21	Subsidiaries of Registrant	Filed herewith.
22	Guaranteed Securities	None.
23	Consent of Independent Registered Public Accounting Firm	Filed herewith.
24	Powers of attorney	Included on signature page and filed herewith.
31	Rule 13a-14(a)/15d-14(a) Certifications	Filed herewith.
32	Section 1350 Certifications**	Filed herewith.

Exhibit Number	Description	Location
101	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) the Consolidated Balance Sheets as of December 31, 2023 and December 31, 2022, (ii) the Consolidated Statements of Income (Loss) for the three years ended December 31, 2023, (iii) the Consolidated Statements of Equity for the three years ended December 31, 2023, (iv) the Consolidated Statements of Cash Flows for the three years ended December 31, 2023, (v) the Consolidated Statements of Comprehensive Income (Loss) for the three years ended December 31, 2023 and (vi) the Notes to the Consolidated Financial Statements.	Filed herewith.
104	Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101)	Filed herewith.

*   This exhibit is a management contract or a compensatory plan or arrangement.

**   This information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.

ITEM 16 | Form 10-K Summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, on the 14th of February, 2024.

AMERICAN INTERNATIONAL GROUP, INC.

By   /S/ PETER ZAFFINO

(Peter Zaffino, Chairman and Chief Executive Officer)

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Peter Zaffino and Sabra R. Purtill, and each of them severally, his or her true and lawful attorney-in-fact, with full power of substitution and resubstitution, to sign in his or her name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that such attorney may deem necessary or advisable under the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the U.S. Securities and Exchange Commission in connection with this Annual Report on Form 10-K and any and all amendments hereto, as fully for all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all said attorneys-in-fact and agents, each acting alone, and his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 14th of February, 2024.

SIGNATURE	TITLE
/S/ PETER ZAFFINO (Peter Zaffino)	**Chairman and Chief Executive Officer and Director**
/S/ SABRA R. PURTILL (Sabra R. Purtill)	**Executive Vice President and Chief Financial Officer (Principal Financial Officer)**
/S/ KATHLEEN CARBONE (Kathleen Carbone)	**Vice President and Chief Accounting Officer (Principal Accounting Officer)**
/S/ PAOLA BERGAMASCHI (Paola Bergamaschi)	**Director**
/S/ JAMES COLE JR. (James Cole Jr.)	**Director**
/S/ W. DON CORNWELL (W. Don Cornwell)	**Director**
/S/ JAMES DUNNE III (James Dunne III)	**Director**
/S/ LINDA A. MILLS (Linda A. Mills)	**Director**
/S/ DIANA M. MURPHY (Diana M. Murphy)	**Director**
/S/ PETER R. PORRINO (Peter R. Porrino)	**Director**
/S/ JOHN G. RICE (John G. Rice)	**Director**
/S/ VANESSA A. WITTMAN (Vanessa A. Wittman)	**Director**

Summary of Investments – Other than Investments in Related Parties

At December 31, 2023 (in millions)	Cost[a]	Fair value	Amount at which shown in the Balance sheet
Fixed maturities:			
U.S. government and government sponsored entities	$ 5,885	$ 5,616	$ 5,616
Obligations of states, municipalities and political subdivisions	11,479	10,754	10,754
Non-U.S. governments	13,705	12,490	12,490
Public utilities	23,336	20,088	20,088
All other corporate debt securities	134,244	121,252	121,252
Mortgage-backed, asset-backed and collateralized	69,624	66,774	66,774
Total fixed maturity securities	**258,273**	**236,974**	**236,974**
Equity securities and mutual funds:			
Common stock:			
Public utilities	1	1	1
Banks, trust and insurance companies	441	441	441
Industrial, miscellaneous and all other	77	77	77
Total common stock	**519**	**519**	**519**
Preferred stock	57	57	57
Mutual funds	152	152	152
Total equity securities and mutual funds	**728**	**728**	**728**
Mortgage and other loans receivable, net of allowance	51,553	48,536	51,553
Other invested assets	17,070	16,217	16,217
Short-term investments, at cost (approximates fair value)	17,200	17,200	17,200
Derivative assets[b]	511	511	511
Total investments	**$ 345,335**	**$ 320,166**	**$ 323,183**

(a) Original cost of fixed maturities is reduced by repayments and adjusted for amortization of premiums or accretion of discounts.

(b) The balance is reported in Other assets.

Condensed Financial Information of Registrant
Balance Sheets – Parent Company Only

Schedule II

December 31,			
(in millions)		**2023**	2022
Assets:			
Short-term investments	$	**7,782** $	3,389
Other investments		**758**	1,930
Total investments		**8,540**	5,319
Cash		**10**	5
Loans to subsidiaries[a]		**—**	84
Due from affiliates - net[a]		**1,371**	1,224
Intercompany tax receivable[a]		**751**	329
Deferred income taxes		**4,566**	4,992
Investment in consolidated subsidiaries[a]		**42,655**	44,823
Other assets		**909**	250
Total assets	$	**58,802** $	57,026
Liabilities:			
Due to affiliates[a]	$	**703** $	1,195
Intercompany tax payable[a]		**767**	1,633
Notes and bonds payable		**9,098**	10,323
Junior subordinated debt		**992**	991
Series AIGFP matched notes and bonds payable		**18**	18
Loans from subsidiaries[a]		**443**	521
Other liabilities		**1,430**	1,375
Total liabilities		**13,451**	16,056
AIG Shareholders' equity:			
Preferred stock		**485**	485
Common stock		**4,766**	4,766
Treasury stock		**(59,189)**	(56,473)
Additional paid-in capital		**75,810**	79,915
Retained earnings		**37,516**	34,893
Accumulated other comprehensive income		**(14,037)**	(22,616)
Total AIG shareholders' equity		**45,351**	40,970
Total liabilities and equity	$	**58,802** $	57,026

Eliminated in consolidation.

See accompanying Notes to Condensed Financial Information of Registrant.

Condensed Financial Information of Registrant (Continued)
Statements of Income – Parent Company Only


Schedule II

Years Ended December 31,

(in millions)		2023		2022		2021
Revenues:						
Equity in undistributed net income (loss) of consolidated subsidiaries[a]	$	(4,508)	$	7,875	$	(2,391)
Dividend income from consolidated subsidiaries[a]		8,385		2,974		14,699
Interest income[b]		226		936		169
Net realized losses		(74)		(433)		(1)
Other income (loss)		5		22		(3)
Expenses:						
Interest expense		525		631		948
Net loss on extinguishment of debt		(58)		301		304
Net (gain) loss on divestitures and other		5		111		(10)
Other expenses		778		960		1,214
Income (loss) from continuing operations before income tax benefit		2,784		9,371		10,017
Income tax benefit		(859)		(838)		(350)
Net income (loss)		3,643		10,209		10,367
Loss from discontinued operations		—		18		—
Net income (loss) attributable to AIG Parent Company	$	3,643	$	10,227	$	10,367

(a) Eliminated in consolidation.

(b) Includes interest income on intercompany borrowings of $1 million, $813 million and $131 million on December 31, 2023, 2022 and 2021, respectively, eliminated in consolidation.

See accompanying Notes to Condensed Financial Information of Registrant.

Condensed Financial Information of Registrant (Continued)
Statements of Comprehensive Income – Parent Company Only


Schedule II

Years Ended December 31,

(in millions)		2023		2022		2021
Net income (loss)	$	3,643	$	10,227	$	10,367
Other comprehensive income (loss)		4,641		(29,803)		(5,325)
Total comprehensive income attributable to AIG	$	8,284	$	(19,576)	$	5,042

See accompanying Notes to Condensed Financial Information of Registrant.

Condensed Financial Information of Registrant (Continued)
Statements of Cash Flows – Parent Company Only

Schedule II

Years Ended December 31,

(in millions)		2023		2022		2021
Net cash provided by (used in) operating activities	$	5,382	$	191	$	3,837
Cash flows from investing activities:						
Sales and maturities of investments		3,367		5,205		4,228
Purchase of investments		(2,070)		(90)		(5,761)
Net change in short-term investments		(4,393)		945		2,647
Contributions from (to) subsidiaries - net		(47)		(330)		403
Loans to subsidiaries - net		84		8,427		(104)
Other, net		(48)		45		(41)
Net cash provided by (used in) investing activities		(3,107)		14,202		1,372
Cash flows from financing activities:						
Issuance of long-term debt		742		—		—
Repayments of long-term debt		(2,037)		(9,364)		(3,703)
Cash dividends paid on preferred stock		(29)		(29)		(29)
Cash dividends paid on common stock		(997)		(982)		(1,083)
Loans from subsidiaries - net		(97)		(224)		3
Purchase of common stock		(2,961)		(5,200)		(2,598)
Other, net		3,108		1,408		2,201
Net cash provided by (used in) financing activities		(2,271)		(14,391)		(5,209)
Change in cash and restricted cash		4		2		—
Cash and restricted cash at beginning of year		6		4		4
Cash and restricted cash at end of year	$	10	$	6	$	4

Supplementary disclosure of cash flow information:

		Years Ended December 31,				
(in millions)		2023		2022		2021
Cash	$	10	$	5	$	3
Restricted cash included in Other assets		—		1		1
Total cash and restricted cash shown in Statements of Cash Flows – Parent Company Only	$	10	$	6	$	4
Cash (paid) received during the period for:						
Interest:						
Third party	$	(455)	$	(716)	$	(941)
Intercompany		(3)		63		1
Taxes:						
Income tax authorities		(109)		(348)		(494)
Intercompany		(95)		1,120		1,950
Intercompany non-cash financing and investing activities:						
Capital contributions		861		660		2,284
Return of capital		—		—		1,365
Dividend received in the form of intercompany note		—		—		8,300
Dividends received in the form of securities		314		494		1,289

See accompanying Notes to Condensed Financial Information of Registrant.

NOTES TO CONDENSED FINANCIAL INFORMATION OF REGISTRANT

American International Group, Inc.'s (the Registrant) investments in consolidated subsidiaries are stated at cost plus equity in undistributed income of consolidated subsidiaries. The accompanying condensed financial statements of the Registrant should be read in conjunction with the consolidated financial statements and notes thereto of American International Group, Inc. and subsidiaries included in the Registrant's 2023 Annual Report on Form 10-K for the year ended December 31, 2023 (Annual Report on Form 10-K) filed with the Securities and Exchange Commission on February 14, 2024.

The Registrant includes in its Statement of Income dividends from its subsidiaries and equity in undistributed income (loss) of consolidated subsidiaries, which represents the net income (loss) of each of its wholly-owned subsidiaries.

The five-year debt maturity schedule is incorporated by reference from Note 16 to the Consolidated Financial Statements.

On December 14, 2022, AIG announced that its wholly-owned subsidiary, AIG Financial Products Corp. (AIGFP), filed a voluntary petition to reorganize under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware and filed a proposed plan of reorganization. The reorganization will not have a material impact on the consolidated balance sheets of AIG or our respective businesses. AIGFP has no material operations or businesses and no employees. In conjunction with the bankruptcy filing, AIGFP and its consolidated subsidiaries were deconsolidated from the results of AIG, resulting in a pre-tax loss of $114 million reported in Net gain (loss) on divestitures and other. The AIGFP loan receivable of $37.6 billion was reclassified to a third party asset, which has a full allowance for credit losses. In addition, AIGFP and its subsidiaries were determined to be an unconsolidated variable interest entity.

The Registrant files a consolidated federal income tax return with certain subsidiaries and acts as an agent for the consolidated tax group when making payments to the Internal Revenue Service. The Registrant and its subsidiaries have adopted, pursuant to a written agreement, a method of allocating consolidated Federal income taxes. Amounts allocated to the subsidiaries under the written agreement are included in Due from affiliates in the accompanying Condensed Balance Sheets.

Under the U.S. federal tax laws, AIGFP will continue to join in filing of AIG's consolidated U.S. federal income tax return and AIGFP's net operating losses continue to be available to offset taxable income of AIG's consolidated U.S. federal income tax group. Accordingly, deferred tax assets related to AIGFP's net operating losses remain part of AIG's deferred tax assets as of December 31, 2023. No additional valuation allowance is required in connection with AIGFP's reorganization.

Income taxes in the accompanying Condensed Balance Sheets are composed of the Registrant's current and deferred tax assets, the consolidated group's current income tax receivable and deferred taxes related to tax attribute carryforwards of AIG's U.S. consolidated federal income tax group.

The consolidated U.S. deferred tax asset for net operating loss and tax credit carryforwards are recorded by the Parent Company, which files the consolidated U.S. Federal income tax return, and are not allocated to its subsidiaries. Generally, as, and if, the consolidated net operating losses and other tax attribute carryforwards are utilized, the intercompany tax balance will be settled with the subsidiaries.

For additional information, see Note 23 to the Consolidated Financial Statements.

Supplementary Insurance Information

At December 31, 2023, 2022

Segment *(in millions)*	Deferred Policy Acquisition Costs		Liability for Unpaid Losses and Loss Adjustment Expenses, Future Policy Benefits		Unearned Premiums		Policy and Contract Claims
2023							
General Insurance	$	**2,075**	$	**66,805**	$	**17,374**	$	**—**
Life and Retirement		**10,010**		**57,108**		**11**		**1,194**
Other Operations[a]		**—**		**5,056**		**2**		**(188)**
	$	**12,085**	$	**128,969**	$	**17,387**	$	**1,006**
2022							
General Insurance	$	2,310	$	71,495	$	18,253	$	—
Life and Retirement		10,547		50,519		59		1,309
Other Operations[a]		—		5,067		26		147
	$	12,857	$	127,081	$	18,338	$	1,456

For the years ended December 31, 2023, 2022, and 2021

Segment *(in millions)*	Premiums and Policy Fees		Net Investment Income		Losses and Loss Expenses Incurred, Benefits		Amortization of Deferred Policy Acquisition Costs		Other Operating Expenses		Net Premiums Written
2023											
General Insurance	$	**25,091**	$	**3,022**	$	**14,775**	$	**3,623**	$	**4,344**	$	**26,719**
Life and Retirement		**10,898**		**9,786**		**14,202**		**1,061**		**2,409**		**—**
Other Operations[a]		**62**		**1,784**		**202**		**124**		**1,746**		**487**
	$	**36,051**	$	**14,592**	$	**29,179**	$	**4,808**	$	**8,499**	$	**27,206**
2022											
General Insurance	$	25,340	$	2,382	$	15,407	$	3,533	$	4,352	$	25,512
Life and Retirement		8,419		8,347		10,801		1,021		2,431		—
Other Operations[a]		1,010		1,038		(288)		3		2,339		1,248
	$	34,769	$	11,767	$	25,920	$	4,557	$	9,122	$	26,760
2021											
General Insurance	$	25,057	$	3,304	$	16,097	$	3,530	$	4,375	$	25,890
Life and Retirement		9,060		9,521		11,359		958		2,573		—
Other Operations[a]		173		1,787		(101)		36		1,780		527
	$	34,290	$	14,612	$	27,355	$	4,524	$	8,728	$	26,417

(a) Includes consolidation and elimination entries and reconciling items from adjusted pre-tax income to pre-tax income. *See Note 3 to the Consolidated Financial Statements.*

Reinsurance

Schedule IV

For the years ended December 31, 2023, 2022, and 2021

(in millions)	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percent of Amount Assumed to Net
2023					
Long-duration insurance in-force	**$ 1,308,474**	**$ 363,471**	**$ 173**	**$ 945,176**	**— %**
Premiums earned:					
General Insurance companies	**$ 30,781**	**$ 12,268**	**$ 7,050**	**$ 25,563**	**27.6 %**
Life and Retirement companies	**4,706**	**1,126**	**4,111**	**7,691**	**53.5**
Total	**$ 35,487**	**$ 13,394**	**$ 11,161**	**$ 33,254**	**33.6 %**
2022					
Long-duration insurance in-force	$ 1,280,831	$ 346,879	$ 188	$ 934,140	— %
Premiums earned:					
General Insurance companies	$ 32,053	$ 12,425	$ 7,137	$ 26,765	26.7 %
Life and Retirement companies	4,739	966	1,318	5,091	25.9
Total	$ 36,792	$ 13,391	$ 8,455	$ 31,856	26.5 %
2021					
Long-duration insurance in-force	$ 1,280,090	$ 363,008	$ 192	$ 917,274	— %
Premiums earned:					
General Insurance companies	$ 30,279	$ 11,301	$ 6,640	$ 25,618	25.9 %
Life and Retirement companies	4,604	1,202	2,265	5,667	40.0
Total	$ 34,883	$ 12,503	$ 8,905	$ 31,285	28.5 %

Valuation and Qualifying Accounts

Schedule V

For the years ended December 31, 2023, 2022, and 2021

(in millions)	Balance, Beginning of year	Charged to Costs and Expenses	Write Offs	Reclassified to Assets Held for Sale	Other Changes(a)	Balance, End of year
2023						
Allowance for premiums and insurances balances receivable	**$ 169**	**$ (7)**	**$ (29)**	**$ —**	**$ 6**	**$ 139**
Federal and foreign valuation allowance for deferred tax assets	**4,246**	**(357)**	**—**	**(82)**	**(691)**	**3,116**
2022						
Allowance for premiums and insurances balances receivable	$ 185	$ —	$ (15)	$ —	$ (1)	$ 169
Federal and foreign valuation allowance for deferred tax assets	1,987	(25)	—	—	2,284	4,246
2021						
Allowance for premiums and insurances balances receivable	$ 205	$ (15)	$ (2)	$ —	$ (3)	$ 185
Federal and foreign valuation allowance for deferred tax assets	1,330	718	—	—	(61)	1,987

(a) Includes recoveries of amounts previously charged off and reclassifications to/from other accounts.

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Subsidiaries of Registrant

Exhibit 21

As of December 31, 2023	Jurisdiction of Incorporation or Organization	Percentage of Voting Securities held by Immediate Parent [1]
American International Group, Inc.	Delaware	[2]
AIG Employee Services, Inc.	Delaware	100
AIG Financial Products Corp.	Delaware	100
AIG Matched Funding Corp.	Delaware	100
AIG-FP Pinestead Holdings Corp.	Delaware	100
AIG Markets, Inc.	Delaware	100
AIG Global Operations, Inc.	Delaware	100
AIG Property Casualty Inc.	Delaware	100
AIG Claims, Inc.	Delaware	100
AIG PC Global Services, Inc.	Delaware	100
AIG Global Operations (Ireland) Limited	Ireland	100
AIG Property Casualty International, LLC	Delaware	100
AIG Insurance Management Services, Inc.	Vermont	100
Grand Isle SAC Limited	Bermuda	100
AIG International Holdings GmbH	Switzerland	100
AIG APAC HOLDINGS PTE. LTD.	Singapore	100
AIG Asia Pacific Insurance Pte. Ltd.	Singapore	100
AIG Australia Limited	Australia	100
AIG Insurance Hong Kong Limited	Hong Kong	100
AIG Insurance New Zealand Limited	New Zealand	100
AIG Korea Inc.	Korea, Republic of	100
AIG Malaysia Insurance Berhad	Malaysia	100
AIG Philippines Insurance, Inc.	Philippines	100
AIG Vietnam Insurance Company Limited	Vietnam	100
PT AIG Insurance Indonesia	Indonesia	100
AIG Insurance (Thailand) Public Company Limited	Thailand	100
AIG Canada Holdings Inc.	Canada	100
AIG Insurance Company of Canada	Canada	100
AIG Europe Holdings S.à.r.l	Luxembourg	100
AIG Europe S.A.	Luxembourg	100
AIG Global Reinsurance Operations	Belgium	100
AIG Holdings Europe Limited	England and Wales	100
AIG Israel Insurance Company Ltd	Israel	100
American International Group UK Limited	England and Wales	100
AIG Investments UK Limited	England and Wales	100
Talbot Holdings Ltd.	Bermuda	100
Talbot Underwriting Holdings Ltd.	England and Wales	100
Talbot Underwriting Ltd.	England and Wales	100
AIG Japan Holdings Kabushiki Kaisha	Japan	100
AIG General Insurance Co., Ltd.	Japan	100
American Home Assurance Co., Ltd.	Japan	100

As of December 31, 2023	Jurisdiction of Incorporation or Organization	Percentage of Voting Securities held by Immediate Parent [1]
AIG Latin America Investments, S.L.	Spain	100
Inversiones Segucasai, C.A.	Venezuela	100
C.A. de Seguros American International	Venezuela	97.39
AIG Brazil Holding I, LLC	Delaware	100
AIG Seguros Brasil S.A.	Brazil	90.56 [3]
AIG Resseguros Brasil S.A.	Brazil	100
AIG Insurance Company-Puerto Rico	Puerto Rico	100
AIG Latin America I.I.	Puerto Rico	100
AIG Seguros Mexico, S.A. de C.V.	Mexico	100
AIG-Metropolitana Cia. de Seguros y Reaseguros S.A.	Ecuador	51.78
AIG MEA Holdings Limited	United Arab Emirates	100
AIG MEA Limited	United Arab Emirates	100
AIG Kenya Insurance Company Limited	Kenya	66.67
Johannesburg Insurance Holdings (Proprietary) Limited	South Africa	100
AIG Life South Africa Limited	South Africa	100
AIG South Africa Limited	South Africa	100
AIG Travel, Inc.	Delaware	100
AIG Travel Assist, Inc.	Delaware	100
AIG Travel Asia Pacific Pte. Ltd.	Singapore	100
AIG Travel Assist Malaysia Sdn. Bhd.	Malaysia	100
Travel Guard Group Canada, Inc./Groupe Garde Voyage du Canada, Inc.	Canada	100
Travel Guard Group, Inc.	Wisconsin	100
American International Reinsurance Company, Ltd.	Bermuda	100
PCG 2019 Corporate Member Limited	England and Wales	100
AIG Property Casualty U.S., Inc.	Delaware	100
AIG Aerospace Insurance Services, Inc.	Georgia	100
AIG Assurance Company	Illinois	100
AIG Property Casualty Company	Illinois	100
AIG Specialty Insurance Company	Illinois	100
AIG WarrantyGuard, Inc.	Delaware	100
AIU Insurance Company	New York	100
American Home Assurance Company	New York	100
AIG Insurance Company China Limited	China	100
Commerce and Industry Insurance Company	New York	100
Eaglestone Reinsurance Company	Pennsylvania	100
Arthur J. Glatfelter Agency, Inc.	Pennsylvania	100
Glatfelter Underwriting Services, Inc.	Pennsylvania	100
Volunteer Firemen's Insurance Services, Inc.	Pennsylvania	100
Granite State Insurance Company	Illinois	100
Illinois National Insurance Co.	Illinois	100
Lexington Insurance Company	Delaware	100
National Union Fire Insurance Company of Pittsburgh, Pa.	Pennsylvania	100
American International Realty LLC	Delaware	100
National Union Fire Insurance Company of Vermont	Vermont	100

As of December 31, 2023	Jurisdiction of Incorporation or Organization	Percentage of Voting Securities held by Immediate Parent [1]
New Hampshire Insurance Company	Illinois	100
Risk Specialists Companies Insurance Agency, Inc.	Massachusetts	100
Service Net Warranty, LLC	Delaware	100
The Insurance Company of the State of Pennsylvania	Illinois	100
Western World Insurance Company	New Hampshire	100
Stratford Insurance Company	New Hampshire	100
Tudor Insurance Company	New Hampshire	100
Lexington Specialty Insurance Agency, Inc.	Delaware	100
Blackboard U.S. Holdings, Inc.	Delaware	100
Blackboard Specialty Insurance Company	Delaware	100
Blackboard Insurance Company	Delaware	100
AM Holdings LLC	Delaware	100
Corebridge Financial, Inc.	Delaware	52.15
Corebridge Life Holdings, Inc.	Texas	100
AGC Life Insurance Company	Missouri	100
Corebridge Insurance Company of Bermuda, Ltd.	Bermuda	100
American General Life Insurance Company	Texas	100
SunAmerica Asset Management, LLC	Delaware	100
Corebridge Capital Services, Inc.	Delaware	100
The United States Life Insurance Company in the City of New York	New York	100
The Variable Annuity Life Insurance Company	Texas	100
VALIC Financial Advisors, Inc.	Texas	100
VALIC Retirement Services Company	Texas	100
VALIC Trust Company Inc.	New Hampshire	100
SAFG Capital LLC	Delaware	100
AIG Global Asset Management Holdings Corp.	Delaware	100 [4]
AIG Asset Management (Europe) Limited	England and Wales	100 [5]
AIG Asset Management (U.S.), LLC	Delaware	100 [6]
Corebridge Real Estate Investors Inc.	Delaware	100
Corebridge Europe Real Estate Fund I GP S.à r.l.	Luxembourg	100
Corebridge U.S. Real Estate Fund I GP, LLC	Delaware	100
Corebridge U.S. Real Estate Fund II GP, LLC	Delaware	100
Corebridge Europe Real Estate Fund II GP S.à r.l.	Luxembourg	100
Corebridge U.S. Real Estate Fund III GP, LP	Delaware	100
Corebridge U.S. Real Estate Fund IV GP, LLC	Delaware	100
Corebridge Markets, LLC	Delaware	100
AIG Life Limited	United Kingdom	100 [7]

(1) Percentages include directors' qualifying shares.

(2) Substantially all subsidiaries listed are consolidated in the accompanying financial statements. Certain subsidiaries have been omitted from the tabulation. The omitted subsidiaries, when considered in the aggregate, do not constitute a significant subsidiary.

(3) Also owned 9.44 percent by AIG Brazil Holding II, LLC.

(4) Entity name was changed to Corebridge Institutional Investments Holdings Corp. in January 2024.

(5) Entity name was changed to Corebridge Institutional Investments (Europe) Limited in January 2024.

(6) Entity name was changed to Corebridge Institutional Investments (U.S.), LLC in January 2024.

(7) Entity is held for sale.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No.333-253312) and Forms S-8 (No.333-101640, No.333-168679, No.333-219180 and No.333-256033) of American International Group, Inc. of our report dated February 14, 2024 relating to the financial statements, financial statement schedules and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

New York, New York
February 14, 2024

Exhibit 31

CERTIFICATIONS

I, Peter Zaffino, certify that:

1. I have reviewed this Annual Report on Form 10-K of American International Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 14, 2024

/S/ PETER ZAFFINO

Peter Zaffino

Chairman and Chief Executive Officer

CERTIFICATIONS

I, Sabra R. Purtill, certify that:

1. I have reviewed this Annual Report on Form 10-K of American International Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 14, 2024

/S/ SABRA R. PURTILL

Sabra R. Purtill
Executive Vice President and
Chief Financial Officer

Exhibit 32

CERTIFICATION

In connection with this Annual Report on Form 10-K of American International Group, Inc. (the "Company") for the year ended December 31, 2023, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Peter Zaffino, Chairman and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 14, 2024

/S/ PETER ZAFFINO

Peter Zaffino
Chairman and Chief Executive Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

CERTIFICATION

In connection with this Annual Report on Form 10-K of American International Group, Inc. (the "Company") for the year ended December 31, 2023, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Sabra R. Purtill, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 14, 2024

/S/ SABRA R. PURTILL

Sabra R. Purtill

Executive Vice President and

Chief Financial Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

Page is intentionally left blank

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Annual Report and other publicly available documents may include, and members of AIG management may from time to time make and discuss, statements which, to the extent they are not statements of historical or present fact, may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements are intended to provide management's current expectations or plans for AIG's future operating and financial performance, based on assumptions currently believed to be valid and accurate. Forward-looking statements are often preceded by, followed by or include words such as "will," "believe," "anticipate," "expect," "expectations," "intend," "plan," "strategy," "prospects," "project," "anticipate," "should," "guidance," "outlook," "confident," "focused on achieving," "view," "target," "goal," "estimate" and other words of similar meaning in connection with a discussion of future operating or financial performance. These statements may include, among other things, projections, goals and assumptions that relate to future actions, prospective services or products, future performance or results of current and anticipated services or products, sales efforts, expense reduction efforts, the outcome of contingencies such as legal proceedings, anticipated organizational, business or regulatory changes, such as the separation of the Life and Retirement business from AIG, the effect of catastrophic events, both natural and man-made, and macroeconomic and/or geopolitical events, anticipated dispositions, monetization and/or acquisitions of businesses or assets, the successful integration of acquired businesses, management succession and retention plans, exposure to risk, trends in operations and financial results, and other statements that are not historical facts.

All forward-looking statements involve risks, uncertainties and other factors that may cause AIG's actual results and financial condition to differ, possibly materially, from the results and financial condition expressed or implied in the forward-looking statements. Factors that could cause AIG's actual results to differ, possibly materially, from those in specific projections, targets, goals, plans, assumptions and other forward-looking statements include, without limitation:

- the impact of adverse developments affecting economic conditions in the markets in which AIG and its businesses operate in the U.S. and globally, including adverse developments related to financial market conditions, macroeconomic trends, fluctuations in interest rates and foreign currency exchange rates, inflationary pressures, including social inflation, pressures on the commercial real estate market, an economic slowdown or recession, any potential U.S. federal government shutdown and geopolitical events or conflicts, including the conflict between Russia and Ukraine and the conflict in Israel and the surrounding areas;

- occurrence of catastrophic events, both natural and man-made, including the effects of climate change, geopolitical events and conflicts and civil unrest;

- disruptions in the availability or accessibility of AIG's or a third party's information technology systems, including hardware and software, infrastructure or networks, and the inability to safeguard the confidentiality and integrity of customer, employee or company data due to cyberattacks, data security breaches, or infrastructure vulnerabilities;

- AIG's ability to successfully dispose of, monetize and/or acquire businesses or assets or successfully integrate acquired businesses, and the anticipated benefits thereof;

- AIG's ability to realize expected strategic, financial, operational or other benefits from the separation of Corebridge Financial, Inc. (Corebridge) as well as AIG's equity market exposure to Corebridge;

- AIG's ability to effectively implement restructuring initiatives and potential cost-savings opportunities;

- AIG's ability to effectively implement technological advancements, including the use of artificial intelligence (AI), and respond to competitors' AI and other technology initiatives;

- the effectiveness of strategies to retain and recruit key personnel and to implement effective succession plans;

- concentrations in AIG's investment portfolios;

- AIG's reliance on third-party investment managers;

- changes in the valuation of AIG's investments;

- AIG's reliance on third parties to provide certain business and administrative services;

- availability of adequate reinsurance or access to reinsurance on acceptable terms;

- concentrations of AIG's insurance, reinsurance and other risk exposures;

- nonperformance or defaults by counterparties, including Fortitude Reinsurance Company Ltd. (Fortitude Re);

- AIG's ability to adequately assess risk and estimate related losses as well as the effectiveness of AIG's enterprise risk management policies and procedures, including with respect to business continuity and disaster recovery plans;

- difficulty in marketing and distributing products through current and future distribution channels;

- actions by rating agencies with respect to AIG's credit and financial strength ratings as well as those of its businesses and subsidiaries;

- changes to sources of or access to liquidity;

- changes in judgments concerning the recognition of deferred tax assets and the impairment of goodwill;

- changes in judgments or assumptions concerning insurance underwriting and insurance liabilities;

- changes in accounting principles and financial reporting requirements;

- the effects of sanctions, including those related to the conflict between Russia and Ukraine, and the failure to comply with those sanctions;

- the effects of changes in laws and regulations, including those relating to the regulation of insurance, in the U.S. and other countries in which AIG and its businesses operate;

- changes to tax laws in the U.S. and other countries in which AIG and its businesses operate;

- the outcome of significant legal, regulatory or governmental proceedings;

- AIG's ability to effectively execute on sustainability targets and standards;

- AIG's ability to address evolving stakeholder expectations and regulatory requirements with respect to environmental, social and governance matters;

- the impact of epidemics, pandemics and other public health crises and responses thereto; and

- such other factors discussed in Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Part I, Item 1A. Risk Factors in AIG's Annual Report on Form 10-K for the year ended December 31, 2023.

Forward-looking statements speak only as of the date of this report, or in the case of any document incorporated by reference, the date of that document. We are not under any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional information as to factors that may cause actual results to differ materially from those expressed or implied in any forward-looking statements is disclosed from time to time in our filings with the Securities and Exchange Commission.

COMMENT ON REGULATION G AND NON-GAAP FINANCIAL MEASURES

Throughout this Annual Report, AIG presents its financial condition and results of operations in the way it believes will be most meaningful and representative of its business results. Some of the measurements AIG uses are "non-GAAP financial measures" under Securities and Exchange Commission rules and regulations. GAAP is the acronym for generally accepted accounting principles in the United States. The non-GAAP financial measures AIG presents may not be comparable to similarly-named measures reported by other companies. The reconciliations of such measures to the most comparable GAAP measures in accordance with Regulation G are included within this Annual Report, AIG's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 or in the Fourth Quarter 2023 Financial Supplement available in the Investors section of AIG's website, www.aig.com.

Accident Year Combined Ratio, as adjusted excludes catastrophe losses and related reinstatement premiums, prior year development, net of premium adjustments, and the impact of reserve discounting. Natural catastrophe losses are generally weather or seismic events, in each case, having a net impact on AIG in excess of $10 million and man-made catastrophe losses, such as terrorism and civil disorders that exceed the $10 million threshold. We believe that as adjusted ratios are meaningful measures of our underwriting results on an ongoing basis as they exclude catastrophes and the impact of reserve discounting which are outside of management's control. We also exclude prior year development to provide transparency related to current accident year results.

Premiums and deposits includes direct and assumed amounts received and earned on traditional life insurance policies, group benefit policies and life-contingent payout annuities, as well as deposits received on universal life, investment-type annuity contracts, Federal Home Loan Bank funding agreements and mutual funds. We believe the measure of premiums and deposits is useful in understanding customer demand for our products, evolving product trends and our sales performance period over period.

NON-GAAP RECONCILIATIONS

General Insurance

	FY 2016
Loss ratio	84.8
Catastrophe losses and reinstatement premiums	(4.4)
Prior year development, net of reinsurance and prior year premiums	(18.5)
Accident year loss ratio, as adjusted	61.9
Acquisition ratio	19.8
General operating expense ratio	14.3
Expense ratio	34.1
Combined ratio	118.9
Accident year combined ratio, as adjusted	96.0

Change in Net Premiums Written

	Lexington	Global Specialty
	FY 2023	FY 2023
Increase as reported in U.S. dollars	17.1%	8.9%
Foreign exchange effect	(0.1)	0.3
Lag elimination impact	-	0.3
Increase on comparable basis	17.0%	9.5%

Life and Retirement
($ in millions)

	FY 2023	FY 2022
Premiums	$ 8,101	$ 5,506
Deposits	31,312	25,805
Other	922	747
Premiums and deposits	$ 40,335	$ 32,058

Total Debt and Preferred Stock Leverage

	FY 2023	FY 2018
Hybrid - debt securities / Total capital	2.8%	1.9%
Financial debt and debt held for sale / Total capital	25.0	27.4
Total debt / Total capital	27.8	29.3
Preferred stock / Total capital	0.7	-
Total debt and preferred stock / Total capital (incl. AOCI)	28.5	29.3
AOCI Impact	(4.2)	(0.5)
Total debt and preferred stock / Total capital (ex. AOCI)	24.3%	28.8%

Requests for copies of the 2023 Annual Report should be directed to AIG Investor Relations. Shareholders may eliminate duplicate mailings of AIG's proxy materials by contacting AIG's transfer agent. Contact details can be found at www.aig.com/investor-relations.



American International Group, Inc.
www.aig.com

